The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-274541

Subject to completion, dated November 9, 2023

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated September 19, 2023)

8,400,000 Shares

TKO Group Holdings, Inc.

Class A Common Stock

The selling stockholder identified in this prospectus supplement (the “selling stockholder”) is offering 8,400,000 shares of our Class A common stock. We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder.

Subject to the completion of the offering, we intend to purchase from the underwriters approximately $100.0 million of shares of our Class A common stock that are subject to this offering at a price per share equal to the price at which the shares are sold to the public in this offering less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement (the “Share Repurchase”). The repurchased shares of Class A common stock will no longer be outstanding after this offering. We cannot assure you that this offering or the Share Repurchase will be consummated.

Ariel Emanuel, our Chief Executive Officer and director, Mark Shapiro, our President, Chief Operating Officer and director and certain other of our directors have indicated an interest in purchasing up to $1.0 million, $1.0 million and $850.0 thousand, respectively, of our Class A common stock offered in this offering at the public offering price. Because these indications of interest are not a binding agreement or commitment to purchase, they may determine to purchase more, fewer, or no shares in this offering, or the underwriters may determine to sell more, fewer, or no shares to such persons.

Our Class A common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “TKO.” The last reported sale price of our Class A common stock on the NYSE on November 8, 2023 was $84.60 per share.

We have two classes of common stock outstanding: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock is held by subsidiaries of Endeavor (as defined herein), on a one-to-one basis with the number of TKO OpCo Units (as defined herein) that such subsidiaries of Endeavor own and that were issued to such subsidiaries in exchange for a purchase price equal to the aggregate par value of such shares of Class B common stock.

We are a holding company and our principal assets are the TKO OpCo Units we hold in TKO Operating Company, LLC (“TKO OpCo”), representing approximately 48.2% of TKO OpCo (approximately 47.8% after giving effect to the Share Repurchase). The remaining approximately 51.8% of TKO OpCo (approximately 52.2% after giving effect to the Share Repurchase), is owned by subsidiaries of Endeavor through their ownership of TKO OpCo Units.

As of the date of this prospectus supplement, Endeavor controls more than 50% of our combined voting power for the election of directors on our Board. As a result, we are, and after this offering we will continue to be, considered a “controlled company” for the purposes of NYSE rules and corporate governance standards, and therefore are permitted to, and intend to, elect not to comply with certain corporate governance requirements of the NYSE composed entirely of independent directors. For so long as we remain a “controlled company,” we may at any time and from time to time, utilize any or all of the applicable governance exemptions available under the NYSE rules. Accordingly, holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Risk Factors.”

We currently conduct our business through TKO OpCo and its subsidiaries. TKO Group Holdings manages and operates the business and controls the strategic decisions and day-to-day operations of TKO OpCo and includes the operations of TKO OpCo in its consolidated financial statements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement, beginning on page 10 of the accompanying prospectus and beginning on page 47 of the third quarter prospectus supplement (as defined below) to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$ (2)
Underwriting discounts and commissions (1)	$	$ (3)
Proceeds, before expenses, to the selling stockholder	$	$

(1)	See “Underwriting (Conflicts of Interest)” on page S-24 for additional information regarding underwriting compensation.
(2)	Reflects that Share Repurchase Shares will be sold at $ per share.
(3)	Reflects that no discount will be paid to the underwriters on shares purchased in the Share Repurchase.

Delivery of the shares of Class A common stock is expected to be made on or about November     , 2023.

Book-Running Manager

Morgan Stanley

Co-Manager

MUFG

The date of this prospectus supplement is November     , 2023.

Prospectus Supplement dated November 9, 2023

Prospectus Supplement dated November 7, 2023

Prospectus

S-i

Neither we, the selling stockholder nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference herein or in any free writing prospectuses we have prepared. Neither we, the selling stockholder nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained, or incorporated by reference, in this prospectus supplement, the third quarter prospectus supplement and the accompanying prospectus is current only as of its date. Our business, financial condition, results of operation and prospects may have changed since that date.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of multiple parts. The first is the prospectus supplement relating to this offering, which describes the specific terms of this offering. The other parts are the accompanying prospectus dated September 19, 2023 and a prospectus supplement filed for the purpose of updating the information in the accompanying prospectus for the information included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “third quarter prospectus supplement”). Generally, when we refer only to the “prospectus,” we are referring to all parts combined. This prospectus supplement may add to, update or change information in the accompanying prospectus or the third quarter prospectus supplement.

If information in this prospectus supplement is inconsistent with the accompanying prospectus and the third quarter prospectus supplement, you should rely on this prospectus supplement. This document includes important information about us, the shares of Class A common stock being offered and other information you should know before investing in these securities.

Neither we, nor the selling stockholder, nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus supplement, the accompanying prospectus, the third quarter prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, nor the selling stockholder, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholder and the underwriters (or any of their respective affiliates) are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is only accurate as of the date on the front cover page of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus supplement is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholder may from time to time sell shares of our Class A common stock covered by the accompanying prospectus. You should read this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement before deciding to invest in shares of our Class A common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus supplement.

DEFINITIONS

As used in this prospectus supplement, unless we state otherwise or the context otherwise requires:

•	“we,” “us,” “our,” “TKO Group Holdings,” “TKO,” the “Company,” and similar references refer to TKO Group Holdings, Inc. and its consolidated subsidiaries.

•	“Board” refers to the board of directors of TKO Group Holdings.

•	“DGCL” refers to the General Corporation Law of the State of Delaware.

•

“EDR subscribers” refers to, collectively, EDR OpCo, January Capital Sub, LLC, a Delaware limited liability company and subsidiary of Endeavor, and January Capital HoldCo, LLC, a Delaware limited liability company and subsidiary of Endeavor.

•	“Endeavor” refers to Endeavor Group Holdings, Inc., a Delaware corporation.

•	“Endeavor OpCo” refers to Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of Endeavor.

•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•

“Fans” are derived from third-party survey data and are based on (i) adults age 18 or older who indicated a Top 2 Box score (i.e., chose one of the two most favorable response options) when surveyed regarding UFC and WWE, respectively, and (ii) internet users age 16-64 who indicated they “regularly follow” or “regularly watch” when surveyed regarding UFC and WWE, respectively.

•	“governance agreement” refers to that certain governance agreement, dated September 12, 2023, by and among Endeavor, the EDR subscribers, TKO OpCo, Mr. Vincent K. McMahon and TKO Group Holdings.

•

“independent” refers to, in the context of TKO Group Holdings directors, (a) being qualified as an independent director under the listing standards of the NYSE, or any other principal market on which the common stock is listed or quoted for trading and (b) not being (x) an affiliate, equity security or interest holder, partner, member (in the case of each of the foregoing other than in respect of less than 5% of the voting or economic interest of the applicable person) of TKO OpCo, Endeavor, TKO Group Holdings or any of their respective affiliates and (y) any employee, director, officer, or an immediate member of family (as applicable) of any person described in (x) or of TKO OpCo, Endeavor, or any of their respective affiliates. This definition only applies to use of term regarding TKO Group Holdings directors.

•	“NYSE” refer to the New York Stock Exchange.

•	“services agreement” refers to that certain services agreement between Endeavor and TKO Operating Company, LLC.

•

“Social media followers” include the number of followers of UFC and WWE for each individual social media platform – Instagram, Facebook, X, etc. – as sourced from each platform; as such, total followers shown have not been adjusted for duplication among or within platforms or across UFC and WWE and do not represent the number of ‘unique’ followers.

•	“TKO OpCo” refers to TKO Operating Company, LLC, a Delaware limited liability company and a direct subsidiary of ours.

•	“TKO OpCo Units” refers to all of the existing equity interests in TKO OpCo.

•	“transaction agreement” refers to the transaction agreement entered into by Endeavor, WWE, Endeavor OpCo, TKO OpCo, TKO Group Holdings and Merger Sub on April 2, 2023.

•	“UFC” refers to the Ultimate Fighting Championship.

•	“WWE” refers to World Wresting Entertainment, Inc., a Delaware corporation.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus supplement, the accompanying prospectus or the third quarter prospectus supplement contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus supplement, the accompanying prospectus or the third quarter prospectus supplement may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

Industry and market data used throughout this prospectus supplement, the accompanying prospectus or the third quarter prospectus supplement were obtained through Company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained under the heading “Business” in the accompanying prospectus is based on studies, analyses, and surveys prepared by Infiniti Research, Ltd. and Activate, Inc. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our Class A common stock. Before investing in our Class A common stock, you should carefully read the entire prospectus supplement, the accompanying prospectus, the third quarter prospectus supplement, any applicable free writing prospectus we file with the SEC and the information incorporated herein by reference, including the financial data and related notes and the sections entitled “Risk Factors.”

Our Company

TKO Group Holdings is a premium sports and entertainment company which operates leading combat sport and sports entertainment brands. TKO owns and manages valuable sports and entertainment intellectual property, positioning the business in what we believe is one of the most attractive parts of the fast-growing global sports, media and entertainment ecosystem. The Company monetizes its media and content properties through four principal activities: Media and Content, Live Events, Sponsorship and Consumer Products Licensing.

TKO was formed through the combination of UFC, a preeminent combat sports brand and a subsidiary of Endeavor Group Holdings, Inc., a global sports and entertainment company, and WWE, a renowned sports entertainment business. The combination united two complementary, market leading sports and sports entertainment brands in a single company supported by Endeavor’s capabilities in premium IP ownership, talent representation, live events and experiences.

We believe TKO’s brands are differentiated among sports, media and entertainment peers given their large, diverse and global fanbases. UFC is among the most popular sports organizations in the world. As of December 31, 2022, UFC has more than 700 million fans who skew young and diverse, as well as 228 million social media followers, and broadcasts its content to over 900 million TV households across more than 170 countries. As of the same period, WWE, a leader in sports entertainment, has over 627 million fans and over 1.2 billion social media followers, inclusive of talent pages. WWE counts over 96 million YouTube subscribers, making it one of the most viewed YouTube channels globally, and its year-round programming is available in over 1 billion TV households across more than 165 countries. In total, our more than 350 annual, marquee live events attract over a million attendees on an annual basis and serve as the foundation of our global content distribution strategy.

Recent Developments

Share Repurchase

Subject to the completion of the offering, we intend to purchase from the underwriters approximately $100.0 million of shares of our Class A common stock that are subject to this offering at a price per share equal to the price at which the shares are sold to the public in this offering less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The repurchased shares of Class A common stock will no longer be outstanding after this offering. We intend to fund the Share Repurchase with approximately $100.0 million of borrowings under the revolving credit facility (the “UFC Revolving Credit Facility”) under the First Lien Credit Agreement dated as of August 18, 2016 by and among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto from time to time and Goldman Sachs Bank USA, as Administrative Agent (as previously amended, the “UFC Credit Agreement”). The closing of the Share Repurchase is contingent on the closing of this offering. We cannot assure you that this offering or the Share Repurchase will be consummated.

The description of and the other information in this prospectus supplement regarding the Share Repurchase is included solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our Class A common stock, subject to the Share Repurchase.

Risks Associated with Our Business

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks summarized in the “Risk Factors” section of this prospectus supplement immediately following this prospectus supplement summary, including:

•

our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

•

we depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements, certain of which we anticipate negotiating soon, could adversely affect our ability to distribute our media content, WWE Network and/or other of our goods and services, which could adversely affect our operating results;

•	we may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

•	because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel, could adversely affect our business;

•

the markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results;

•

we depend on the continued services of executive management and other key employees, and of Endeavor. The loss or diminished performance of these individuals, or any diminished performance by Endeavor, could adversely affect our business;

•	changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business;

•

owning and managing events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If the live events that we own and manage are not financially successful, our business could be adversely affected;

•	unfavorable outcomes in legal proceedings may adversely affect our business and operating results;

•

we have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all;

•	we are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses;

•	we are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings;

•	an active trading market for our Class A common stock may not develop and you may not be able to sell your shares of Class A common stock;

•	the market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all;

•

because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment;

•	tax matters may cause significant variability in our financial results; and

•	TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

Risks Related to this Offering

•

the shares of Class A common stock covered by this prospectus represent a substantial percentage of the outstanding shares of Class A common stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Class A common stock of TKO Group Holdings to decline significantly.

Corporate Information

We were formed as a Delaware corporation in March 2023 in connection with the Transactions. We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo, and we have not engaged in any business or other activities except in connection with the Transactions. Our corporate headquarters are located at 200 Fifth Ave, New York, NY 10010, and our telephone number is (646) 558-8333. Our website address is TKOgrp.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus supplement.

THE OFFERING

Selling stockholder	Mr. Vincent K. McMahon.

Class A common stock offered by, the selling stockholder	8,400,000 shares.

Share Repurchase

Subject to the completion of the offering, we intend to purchase from the underwriters approximately $100.0 million shares of our Class A common stock that are subject to this offering at a price per share equal to the price at which the shares are sold to the public in this offering less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement (1,182,033 shares if such price were $84.60, the last reported sale price of our Class A common stock on NYSE on November 8, 2023). The repurchased shares of Class A common stock will no longer be outstanding after this offering. We intend to fund the Share Repurchase with approximately $100.0 million of borrowings under the UFC Revolving Credit Facility under the UFC Credit Agreement. The closing of the Share Repurchase is contingent on the closing of this offering. We cannot assure you that this offering or the Share Repurchase will be consummated.

Class A common stock to be outstanding after this offering and the Share Repurchase	82,190,666 shares, representing approximately 47.8% of the combined voting power of all of our common stock, 100% of the economic interest in us.

Class B common stock to be outstanding after this offering and the Share Repurchase	89,616,891 shares, representing approximately 52.2% of the combined voting power of all of our common stock and no economic interest in us.

Class A common stock and Class B common stock to be outstanding after this offering and the Share Repurchase	171,807,557 shares

TKO OpCo Units to be held by us after this offering and the Share Repurchase	82,190,666 TKO OpCo Units, representing approximately 47.8% of the economic interest in TKO OpCo.

TKO OpCo Units to be held by the subsidiaries of Endeavor after this offering and the Share Repurchase	89,616,891 TKO OpCo Units, representing approximately 52.2% of the economic interest in TKO OpCo.

Voting rights	Each share of Class A common stock and Class B common stock entitles its holder to one vote, voting as a single class on all matters submitted to a vote of our stockholders.

Indication of interest

Ariel Emanuel, our Chief Executive Officer and director, Mark Shapiro, our President, Chief Operating Officer and director and certain other of our directors have indicated an interest in purchasing up to $1.0 million, $1.0 million and $850.0 thousand, respectively, of our Class A common stock offered in this offering at the public offering price (11,820 shares, 11,820 shares and 10,047 shares, respectively, if such price were $84.60, the last reported sale price of our Class A common stock on NYSE on November 8, 2023). Because these indications of interest are not a binding agreement or commitment to purchase, they may determine to purchase more, fewer, or no shares in this offering, or the underwriters may determine to sell more, fewer, or no shares to such persons.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholder. See “Use of Proceeds.”

Conflicts of Interest

In connection with the selling stockholder’s repayment of a Morgan Stanley & Co. LLC margin loan, Morgan Stanley & Co. LLC is expected to receive more than 5% of the net proceeds of this offering in its capacity as underwriter. Consequently, Morgan Stanley & Co. LLC will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5)(C). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. MUFG Securities Americas Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify MUFG Securities Americas Inc. against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest).”

Risk factors

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” on page S-11 of this prospectus supplement, on page 8 of the accompanying prospectus and on page 47 of the third quarter prospectus supplement for a discussion of factors you should consider carefully before investing in our Class A common stock.

NYSE trading symbol	“TKO.”

Unless otherwise indicated, the number of shares of our Class A common stock outstanding after this offering is based on 83,372,699 shares of Class A common stock outstanding as of November 3, 2023, and assumes the consummation of the Share Repurchase of 1,182,033 shares of Class A common stock, which is based on the repurchase by us of approximately $100.0 million of shares of our Class A common stock in the

Share Repurchase and the last reported sale price of our Class A common stock on NYSE on November 8, 2023 of $84.60, and excludes:

•	1,347,895 shares of our Class A common stock issuable upon settlement of outstanding restricted stock units (“RSUs”) as of November 3, 2023;

•	1,364,236 shares of our Class A common stock issuable upon settlement of outstanding performance stock units (“PSUs”) as of November 3, 2023;

•	10,000,000 shares of Class A common stock reserved for issuance under our 2023 Incentive Plan;

•	175,584 shares of our Class A common stock issuable upon conversion of the 3.375% Convertible Senior Notes due 2023 of WWE; and

•

89,616,891 shares of Class A common stock reserved as of the closing date of this offering and the Share Repurchase for future issuance upon redemption or exchange of TKO OpCo Units by subsidiaries of Endeavor.

RISK FACTORS

Investing in our Class A common stock involves substantial risks. You should carefully consider the following factors, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in the accompanying prospectus and the third quarter prospectus supplement before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. We cannot assure you that any of the events discussed below will not occur. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could adversely affect our business. Please also see “Forward-Looking Statements” for more information.

Risks Related to Our Organization and Structure

We are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.

Subsidiaries of Endeavor collectively own, prior to this offering, approximately 51.8% of the voting power of us and approximately 51.8% of the economic interests in TKO OpCo and, after this offering, approximately 52.2% of the voting power of us and approximately 52.2% of the economic interests in TKO OpCo, assuming the Company repurchases approximately $100.0 million of shares of our Class A common stock from the underwriters in the Share Repurchase and based on a repurchase price of $84.60, the last reported sale price of our Class A common stock on NYSE on November 8, 2023. Under the governance agreement, Endeavor may acquire additional shares of our common stock up to an aggregate of 75% of economic or voting interest in us or TKO OpCo without the approval of a majority of the independent directors of our Board.

Endeavor will also conduct various administrative and operational functions of the Company pursuant to the services agreement. The provision of these services will provide Endeavor significant influence over the daily operations and internal functions of the Company.

Subject to consent rights and the other agreements described herein, including the governance agreement and the services agreement, Endeavor will have the ability to substantially control us, including the ability to control any action requiring the general approval of our stockholders, including the election of a majority of our Board members, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets, subject to the terms of the governance agreement relating to Endeavor’s agreement to vote in favor of the director nominees not designated by Endeavor as described in more detail in “Certain Relationships and Related Party Transactions—Governance Agreement” in the accompanying prospectus.

This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of us, and may make some transactions more difficult or impossible without the support of Endeavor, even if such events are in the best interests of minority stockholders. This concentration of voting power may have a negative impact on the price of our Class A common stock.

Endeavor’s interests may not be fully aligned with holders of our Class A common stock, which could lead to actions that are not in their best interest, because Endeavor holds its economic interest in the business through TKO OpCo, rather than through us. For example, Endeavor and subsidiaries of Endeavor may have different tax positions from us, which could influence Endeavor’s decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration tax or other considerations relevant to Endeavor or its subsidiaries even where no similar considerations would apply to us. The significant ownership in the Company held by Endeavor’s subsidiaries, as well as the ability of Endeavor’s subsidiaries to control certain operations of the Company pursuant to the services agreement and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which holders of shares of our Class A common stock might otherwise receive a premium for their shares over the then-current market price. Subject to the contractual limitations described in “Certain Relationships and Related Party Transactions—Governance Agreement,” Endeavor also operates a number of businesses through its subsidiaries that may compete with us or may otherwise conflict with the interests of the Company, or be party to agreements or engaged in activities that prevent us from performing certain business activities or owning certain assets.

Section 203 of the DGCL (“Section 203”) may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203. Endeavor, Mr. McMahon and their respective affiliates and direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, Endeavor, Mr. McMahon and their respective affiliates renounce any interest or expectancy in a transaction or matter that may be a corporate opportunity for the Company or any of our non-employee directors have no duty to present such corporate opportunity to us and they may invest in competing businesses or do business with our clients or customers. To the extent that our non-employee directors invest in other businesses, they may have differing interests than our other stockholders. In addition, we may in the future partner with or enter into transactions with existing investors or their affiliates, including with respect to future investments, acquisitions, and dispositions.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

As of the date of this prospectus supplement, Endeavor controls more than 50% of our combined voting power for the election of directors on our Board. As a result, we are, and after this offering we will continue to be, considered a “controlled company” for the purposes of NYSE rules and corporate governance standards, and therefore are permitted to, and intend to, elect not to comply with certain corporate governance requirements of the NYSE, including, for example, the requirement to establish a nominating and corporate governance committee composed entirely of independent directors. For so long as we remain a “controlled company,” we may at any time and from time to time, utilize any or all of the applicable governance exemptions available under the NYSE rules. Accordingly, holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a “controlled company” until Endeavor no longer controls more than 50% of our combined voting power.

Risks Related to Our Class A Common Stock

Sales of a substantial number of shares of our Class A common stock in the public market by our existing stockholders could cause our stock price to fall

Sales of a substantial number of shares of Class A common stock in the public market, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. Furthermore, redemptions or exchanges of common units (and the corresponding shares of Class B common stock) into Class A common stock will have a dilutive effect on the number of outstanding shares of Class A common stock, even if the indirect or direct economic ownership of TKO Group Holdings by holders of Class A common stock remain unchanged. For more information on the dilution that might impact shareholders, also see “Risks related to our Class A Common Stock—You will be diluted by the future issuance of our Class A common stock or securities convertible into our Class A common stock, in connection with the conversion of the Convertible Notes, or issuances under our incentive plans, for acquisitions, for capital raises or otherwise” in the accompany prospectus. In connection with this offering, the selling stockholder will enter into a 120-day lock-up agreement with Morgan Stanley & Co. LLC. See “Underwriting (Conflicts of Interest).”

Subsidiaries of Endeavor collectively own, prior to this offering, approximately 51.8% of the voting power of us and approximately 51.8% of the economic interests in TKO OpCo and, after this offering, approximately 52.2% of the voting power of us and approximately 52.2% of the economic interests in TKO OpCo, assuming the Company repurchases approximately $100.0 million of shares of our Class A common stock from the underwriters in the Share Repurchase. Mr. Vincent K. McMahon owns, prior to this offering, approximately 16.6% of the voting power of us and 0% of the economic interests in TKO OpCo and, after this offering, approximately 11.9% of the voting power of us and 0% of the economic interests in TKO OpCo, assuming the Company repurchases approximately $100.0 million of shares of our Class A common stock from the underwriters in the Share Repurchase. Endeavor, Mr. McMahon and other holders of our outstanding Class A common stock (including shares of Class A common stock issuable upon the exercise by members of TKO OpCo of their redemption rights) have rights, subject to certain conditions, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders and to cause us to engage in an underwritten offering or other public sale of the shares that are the subject of the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. We filed the registration statement of which the accompanying prospectus is a part pursuant to these rights, and after this offering, the remaining shares held by Endeavor, Mr. McMahon and other holders of our outstanding Class A common stock including shares of Class A common stock issuable upon the exercise by members of TKO OpCo of their redemption rights) included in such registration statement will remain eligible for sale pursuant to such prospectus. The sale of these or other shares pursuant to a registration under the Securities Act of 1933, as amended, or the Securities Act, would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our Class A common stock.

Furthermore, Ariel Emanuel, our Chief Executive Officer and director, Mark Shapiro, our President, Chief Operating Officer and director and certain other of our directors have indicated an interest in purchasing up to $1.0 million, $1.0 million and $850.0 thousand, respectively, of our Class A common stock offered in this offering at the public offering price. Because these indications of interest are not a binding agreement or commitment to purchase, they may determine to purchase more, fewer, or no shares in this offering, or the underwriters may determine to sell more, fewer, or no shares to such persons. If Ariel Emanuel, Mark Shapiro and certain other of our directors are allocated all or a portion of the shares in which they have indicated an interest in this offering, and they purchase any such shares, such purchases could reduce the available public float for shares of our Class A common stock if they hold shares long term.

Transactions undertaken in connection with the Share Repurchase could have adverse tax effects on TKO Group Holdings

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases, including redemptions, of stock by publicly traded domestic corporations after December 31, 2022. Because we are a Delaware corporation and our securities are trading on the NYSE, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the avoidance of, the excise tax, and the U.S. Department of the Treasury has issued certain interim guidance until publication of proposed regulations on the excise tax on stock buybacks. If the Share Repurchase is consummated, the redemptions of Class A common stock undertaken in connection therewith may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with any such redemptions will depend on facts not known as of the date of the Share Repurchase, including other redemptions or equity issuances that may be undertaken by us during the taxable period that includes the Share Repurchase. The application of the excise tax to the Share Repurchase could cause a reduction in our cash balances and adversely affect our operating results.

FORWARD-LOOKING STATEMENTS

This prospectus supplement (including the accompanying prospectus and the third quarter prospectus supplement) and any free writing prospectus that we may provide to you in connection with an offering of our Class A common stock described in this prospectus supplement contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including but not limited to descriptions of our business strategy, our total addressable market and our ability to realize expected benefits from the Merger. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “strive,” “could,” “continue,” “might,” “potential,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus supplement, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus supplement. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus supplement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	difficulties with the integration and in realizing the expected benefits of the Transactions, including the combination;

•	the unfavorable outcome of legal proceedings that have been or may be instituted against TKO Group Holdings, UFC, WWE and their affiliates;

•	the inability to capture all or part of the anticipated cost and revenue synergies;

•	potential liabilities that are not known, probable or estimable at this time;

•	the inability to maintain the listing of our Class A common stock on the NYSE;

•	future sales of our Class A common stock, or the perception that such sales may occur, could depress our Class A common stock price;

•	the inability to retain WWE or UFC management, employees or talent;

•	the impact of future domestic and international industry trends on TKO Group Holdings and its future growth, business strategy and objectives for future operations;

•	the inability to renew or replace our distribution rights agreements on equal or more favorable terms;

•	the possibility that TKO Group Holdings may be adversely affected by other economic, business and/or competitive factors; and

•	other risks and uncertainties indicated in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement. These risks could cause our actual results to differ materially from those implied by forward-looking statements in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement, those results or developments may not be indicative of results or developments in subsequent periods.

All information contained in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement is materially accurate and complete as of the date of such statement. You should keep in mind, however, that any forward-looking statement made by us in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement after the date of this prospectus supplement, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus supplement, the accompanying prospectus and the third quarter prospectus supplement. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus supplement, the accompanying prospectus or elsewhere might not occur.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholder.

The selling stockholder will pay any underwriting fees, discounts and selling commissions incurred by such holders in disposing of their shares of Class A common stock, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accountants.

DIVIDEND POLICY

We declared a one-time special dividend on shares of our Class A common stock on September 13, 2023 for $3.86 per share, and paid such special dividend on September 29, 2023 to the stockholders of our Class A common stock of record as of September 22, 2023. Other than this special dividend and the quarterly distributions as noted below, we do not anticipate declaring or paying any other cash dividends to holders of our Class A common stock in the foreseeable future.

We currently intend to retain future earnings, if any, to finance the growth of our business, except as described below. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our Board and may be discontinued at any time. In determining the amount of any future dividends, our Board will take into account any legal or contractual limitations, restrictions in our debt agreements, including the UFC Credit Facilities, our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from TKO OpCo and other factors that our Board may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities” in the accompanying prospectus and the third quarter prospectus supplement for more information on the restrictions the UFC Credit Facilities impose on our ability to declare and pay cash dividends. Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from TKO OpCo. See “Risk Factors—Risks Related Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future (except as otherwise noted under “Dividend Policy”), capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment” in the accompanying prospectus and the third quarter prospectus supplement.

However, to the maximum extent permitted by law, TKO Group Holdings expects to make quarterly distributions of cash received from TKO OpCo in excess of cash required for TKO Group Holdings’ taxes or other costs or expenses, unless a majority of the Board determines that TKO OpCo has a bona fide need for such cash (e.g., potential acquisitions) and determines to loan such excess cash to TKO OpCo at market rates.

Such determination will be based on a number of considerations, including, but not limited to, TKO Group Holdings’ results of operations and capital management plans, the market price of our Class A common stock, the availability of funds to TKO Group Holdings, industry practice and other factors deemed relevant by the Board. In addition, TKO Group Holdings’ ability to pay distributions and the amount of any distributions ultimately paid in respect of our common stock is, in each case, subject to TKO Group Holdings receiving funds, directly or indirectly, from its operating subsidiaries, including the operating subsidiaries of TKO OpCo.

Furthermore, the ability of the operating subsidiaries of TKO OpCo to make distributions to TKO Group Holdings depends on the satisfaction of applicable state law and is subject to any covenants and restrictions in existing agreements with respect to such distributions, and the ability of TKO OpCo to receive distributions from its own subsidiaries will continue to depend on applicable state law with respect to such distributions. There can be no guarantee that TKO Group Holdings stockholders will receive or be entitled to dividends.

SELLING STOCKHOLDER

The tables below set forth information with respect to the beneficial ownership of our Class A common stock for the selling stockholder, as of November 9, 2023, and as adjusted to reflect the sale of the shares of Class A common stock by the selling stockholder and assuming 1,182,033 Class A common stock will be repurchased in the Share Repurchase (the actual amount is likely to vary and will be based on the price paid by the underwriters in this offering). The Selling Stockholder does not own any Class B common stock.

Under the registration rights agreement entered in connection with the closing of the Transactions, we are obligated to register the offer and sale of the shares covered by this prospectus supplement by the selling stockholder.

The amounts and percentages of Class A common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The beneficial ownership of our voting securities before this offering and the Share Repurchase is based on 83,372,699 shares of our Class A common stock and 89,616,891 shares of our Class B common stock, each issued and outstanding as of November 9, 2023. The number of shares of Class A common stock and Class B common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering and the Share Repurchase (based on the assumptions set forth above).

Vincent K. McMahon, who is a director of TKO, will be a selling stockholder in this offering.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o TKO Group Holdings, Inc., 200 Fifth Avenue, 7th Floor, New York, NY 10010.

	Class A Common Stock Owned(1)						Combined Voting Power(2)
	Before this Offering and the Share Repurchase		Number of Shares Sold in this Offering		After this Offering and the Share Repurchase		Before this Offering and the Share Repurchase	After this Offering and the Share Repurchase
Name of Beneficial Owner	Number	%	Number	%	Number	%	%	%
Vincent K. McMahon(3)	28,752,105	34.5	8,400,000	10.1	20,352,105	24.8%	16.6	11.9%

(1)

Each TKO OpCo Unit (other than TKO OpCo Units held by us) is redeemable from time to time at each holder’s option for, at our election, newly issued shares of our Class A common stock on a one-for-one basis, cash payment equal to the closing price of one share of Class A common stock on the last full trading day immediately prior to the redemption date for each TKO OpCo Unit so redeemed, in each case, in accordance with the terms of the TKO Operating Agreement. In this table, beneficial ownership of TKO OpCo Units has been reflected as beneficial ownership of shares of our Class A common stock for which such TKO OpCo Units may be exchanged. When a TKO OpCo Unit is exchanged by a holder thereof, a corresponding share of Class B common stock will be cancelled.

(2)

Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our certificate of incorporation.

(3)

Vincent K. McMahon is the holder of record of the shares of common stock reported herein. Mr. McMahon has pledged (x) 3,484,006 of these shares as collateral to secure his obligations under a prepaid forward contract with Morgan Stanley Bank, N.A. (“MSB”) and (y) 7,170,130 of these shares as collateral to secure his obligations under loans from Morgan Stanley Private Bank, National Association (“MSPB”), some or all of which shares may be sold by MSB and MSPB pursuant to the accompanying prospectus upon the occurrence of events set forth in the applicable documents governing such obligations. Excludes 83,102 shares of Class A common stock issuable upon the conversion of restricted stock units held by Mr. McMahon.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock acquired pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the U.S. federal income tax consequences to the selling stockholder or to TKO Group Holdings or to any officers of TKO or its Affiliates who acquire Class A common stock pursuant to this offering. This discussion also does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, or any alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities that use a mark-to-market method of tax accounting;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	pass-through entities (including S corporations), partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE

APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA (as defined herein), and backup withholding, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance regarding our status as a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and the selling stockholder have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Total:	8,400,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus supplement if any such shares are taken.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $                per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

Ariel Emanuel, our Chief Executive Officer and director, Mark Shapiro, our President, Chief Operating Officer and director and certain other of our directors have indicated an interest in purchasing up to $1.0 million, $1.0 million, and $850.0 thousand, respectively, of our Class A common stock offered in this offering at the public offering price. Because these indications of interest are not a binding agreement or commitment to purchase, they may determine to purchase more, fewer, or no shares in this offering, or the underwriters may determine to sell more, fewer, or no shares to such persons.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds to the selling stockholder.

	Per Share	Total
Public offering price	$		$(1)
Underwriting discounts and commissions to be paid by the selling stockholder	$		$(2)
Proceeds to the selling stockholder	$	$

(1)	Reflects that Share Repurchase Shares will be sold at $ per share.
(2)	Reflects that no discount will be paid to the underwriters on shares purchased in the Share Repurchase.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “TKO”.

We, TKO OpCo and the selling stockholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and TKO OpCo will not, and will not publicly disclose an intention to, during the period ending 60 days after the date of this prospectus supplement, (the “Company

Restricted Period”), and the selling stockholder will not, and will not publicly disclose an intention to, during the period ending 120 days after the date of this prospectus supplement (the “Selling Stockholder Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company’s Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of such common stock (collectively, “Lock-Up Securities”), including TKO OpCo Units,

(2) enter into a transaction which would have the same effect as described in clause (1) above,

(3) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) (2) or (3) above (together, the “Transfer Restrictions”) is to be settled by delivery of the Company’s Class A common stock or Class B common stock or such other Lock-Up Securities, in cash or otherwise, or

(4) file or confidentially submit any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for such common stock.

In relation to the Selling Stockholder, the restrictions described above do not apply:

(A) to shares of capital stock of the Company acquired by the selling stockholder (1) in the open market or (2) from the underwriters in a sale or distribution to the public of capital stock of the Company pursuant to an offering registered under the U.S. Securities Act of 1933, as amended, whether by the Company, by the selling stockholder and/or by any other holders of the Company’s capital stock;

(B) to any transfer of shares of capital stock of the Company by bona fide gift, will, intestacy or charitable contribution; provided, that the donee or donees, beneficiary or beneficiaries, heir or heirs or legal representatives thereof agree to be bound in writing by the restrictions set forth in the lockup agreement for the balance of the Selling Stockholder Restricted Period (except that the selling stockholder and any of its affiliates who have signed the lockup agreement may make charitable gifts, without the donee(s) signing a joinder to the lockup agreement or being bound by the restrictions set forth herein, of up to an aggregate of 0.5% of the Lock-Up Securities beneficially owned by such selling stockholder and its affiliates as of the date of this prospectus supplement);

(C) to any transfer of shares of capital stock of the Company to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the selling stockholder or the immediate family of the selling stockholder; provided, that the trustee of the trust or the partnership or limited liability company or other entity agrees to be bound in writing by the restrictions set forth in the lockup agreement for the balance of the Selling Stockholder Restricted Period, and provided, further that any such transfer shall not involve a disposition for value;

(D) to any transfer of shares of capital stock of the Company to any immediate family member or other dependent; provided, that the transferee agrees to be bound in writing by the restrictions set forth in the lockup agreement for the balance of the Selling Stockholder Restricted Period; and provided, further that any such transfer shall not involve a disposition for value;

(E) to any transfer of shares of capital stock of the Company to the selling stockholder’s affiliates, subsidiaries, partners, members, equityholders, shareholders, trustor or beneficiary, or to any investment fund or other entity that controls, is controlled by, manages, is managed by or is under common control with the selling stockholder (including, for the avoidance of doubt, if the selling stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership and, if the selling stockholder is a trust, to a trustor or beneficiary of the trust); provided, that the transferee agrees to be bound in writing by the restrictions set forth in the lockup agreement for the balance of the Selling Stockholder Restricted Period; and provided, further that any such transfer shall not involve a disposition for value;

(F) to any transfer of shares of capital stock of the Company to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (B) through (E) above; provided, that the transferee agrees to be bound in writing by the restrictions set forth in the lockup agreement for the balance of the Selling Stockholder Restricted Period;

(G) pursuant to an order of a court or regulatory agency or to comply with any regulations related to the selling stockholder’s ownership of Lock-Up Securities; provided, that in the case of any transfer or distribution pursuant to this clause, any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of capital stock of the Company shall state that such transfer is pursuant to an order of a court or regulatory agency or to comply with any regulations related to the ownership of capital stock of the Company unless such a statement would be prohibited by any applicable law, regulation or order of a court or regulatory authority;

(H) to the Company or its affiliates upon death or disability of the selling stockholder;

(I) to any transfer of shares of capital stock of the Company to the Company or its affiliates (1) deemed to occur upon a vesting event of the undersigned’s Lock-Up Securities or upon the net cashless exercise of options or warrants to purchase Lock-Up Securities or (2) for the sale by the Company (on behalf of the undersigned) of up to such number of share of Capital Stock as necessary for the primary purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) or to satisfy the Company’s income and payroll tax withholding obligations due as a result of the exercise of such options or warrants or as a result of the vesting of Capital Stock under restricted stock units or restricted stock awards, in each case (x) pursuant to employee benefit plans disclosed in the final prospectus for the public offering and (y) that would otherwise expire during the Selling Stockholder Restricted Period; provided, that in the case of any transfer or distribution pursuant this clause, except as a result of the vesting of Lock-Up Securities under restricted stock units or restricted stock awards, no filing under Section 16(a) of the Exchange Act (other than a filing on Form 5), reporting a reduction in beneficial ownership of shares of capital stock, shall be required or shall be voluntarily made during the Selling Stockholder Restricted Period;

(J) to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements, existing as of the date of the lockup agreement, between such third parties (or their affiliates or designees) and the selling stockholder and/or its affiliates, or any similar arrangement relating to an existing financing agreement for the benefit of the selling stockholder and/or its affiliates, provided, that any such pledgee or other party shall agree to, upon foreclosure on the pledged Lock-Up Securities, execute and deliver to Morgan Stanley & Co. LLC a joinder to the lockup agreement, agreeing to be bound in writing by the restrictions set forth in the lockup agreement for the balance of the Selling Stockholder Restricted Period;

(K) the sale and transfer of Lock-Up Securities by the selling stockholder to the Morgan Stanley & Co. LLC;

(L) the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided, that such plan does not provide for any transfers during the Selling Stockholder Restricted Period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the selling stockholder or TKO OpCo regarding the establishment or amendment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of capital stock may be made under such plan during the Restricted Period;

provided, that in connection with the transfer pursuant to clauses (A), (B, (C), (D) and (E) above, selling stockholder shall not voluntarily file a report under Section 16(a) of the Exchange Act reporting a reduction in the selling stockholder’s beneficial ownership in connection with such transfer with the SEC in accordance with

Section 16 of the Exchange Act, and if any such report is required to be filed during the Selling Stockholder Restricted Period, such report shall include a statement to the effect that such transfer is not a transfer for value;

provided, further, that in the case of a transfer pursuant to clause (E) above (other than a transfer or distribution to facilitate a charitable gift, which shall be addressed by the immediately preceding proviso), no report under Section 16 of the Exchange Act reporting a reduction in beneficial ownership shall, during the Selling Stockholder Restricted Period, be required or voluntarily made.

The selling stockholder also agrees to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions. In addition, the selling stockholder agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, it will not, during the Selling Stockholder Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of the Company’s Class A common stock or Class B common stock, TKO OpCo Units or any other security convertible into or exercisable or exchangeable for the Company’s Class A common stock or Class B common stock.

In relation to the Company and TKO OpCo, the restrictions described above do not apply to:

(A) the shares to be sold under the underwriting agreement;

(B) the issuance by the Company of its Class A common stock or Class B common stock upon the exercise (including net exercise) of an option or warrant, vesting or settlement of TKO OpCo Units, performance stock or restricted stock, or the exercise, conversion or exchange of a security outstanding on the date of the underwriting agreement, provided that such option or security is disclosed in or contemplated by the Time of Sale Prospectus;

(C) the grant of options to purchase or the issuance by the Company of restricted stock or any securities convertible into, exchangeable for or that represent the right to receive shares of the Company’s Class A common stock or Class B common stock, in each case pursuant to the Company’s equity-based compensation plans disclosed in this prospectus supplement;

(D) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to the Company’s equity-based compensation plans that are described in this prospectus supplement;

(E) the offer, contract to sell or issuance by the Company of its Class A common stock or Class B common stock or securities convertible into the Company’s Class A common stock or Class B common stock (including any TKO Opco Units) in connection with an acquisition or business combination or the entering into of a joint venture, provided that the aggregate number of shares of the Company’s Class A common stock or Class B common stock that may be issued pursuant to this clause (E) during the Company Restricted Period (excluding any shares of the Company’s Class A common stock or Class B common stock or TKO Opco Units offered or contracted to be sold pursuant to a signed agreement in connection with an acquisition, business combination, joint venture or any similar transaction solely to the extent no shares of the Company’s Class A common stock or Class B common stock or TKO OpCo Units are issued during the Company Restricted Period) shall not exceed 10% of the total number of shares of Class A Common Stock (determined after giving effect to the assumed exchange of all TKO OpCo Units then outstanding for newly issued shares of the Company’s Class A common stock or Class B common stock) issued and outstanding at the time and date of payment for the firm shares to be sold by the selling shareholder, and provided further that, in the case of any issuance pursuant to this clause (E), the Company shall cause any recipient of such securities to execute and deliver to Morgan Stanley & Co. LLC, on or prior to the issuance of such securities, a lock-up agreement for the remainder of the Company Restricted Period; or

(F) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representative is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each member state of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the securities shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer; where the transfer is by operation of law;

(c)	as specified in Section 276(7) of the SFA; or

(d)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in our securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the securities in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Conflicts of Interest

In connection with the selling stockholder’s repayment of a Morgan Stanley & Co. LLC margin loan, Morgan Stanley & Co. LLC is expected to receive more than 5% of the net proceeds of this offering in its capacity as underwriter. Consequently, Morgan Stanley & Co. LLC will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5)(C). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. MUFG Securities Americas Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify MUFG Securities Americas Inc. against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

TKO Group Holdings, Inc. (f/k/a New Whale Inc.) The financial statements of New Whale Inc. as of June 30, 2023, included in the registration statement of which this prospectus supplement forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) The financial statements of Zuffa Parent, LLC as of December 31, 2022, and 2021, and for each of the three years in the period ended December 31, 2022, included in the registration statement of which this prospectus supplement forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

World Wrestling Entertainment, LLC (f/k/a World Wrestling Entertainment, Inc.) The financial statements of World Wrestling Entertainment, Inc. and subsidiaries as of December 31, 2022, and 2021, and for each of the three years in the period ended December 31, 2022, included in the registration statement of which this prospectus supplement forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which expresses an unqualified opinion on the financial statements. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold pursuant to this prospectus supplement. As allowed by SEC rules, this prospectus supplement, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being offered hereby, you should refer to the registration statement, including all amendments, supplements, schedules and exhibits thereto. Statements contained in this prospectus supplement regarding the contents of any agreement, contract or other document that is filed as an exhibit to the registration statement are not necessarily complete; reference is made in each instance to the copy of the contract, or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You can read the registration statement at the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. You can read our SEC filings at the SEC’s website at www.sec.gov. We also maintain a website at tkogrp.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus supplement.

Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-274541

Prospectus Supplement No. 1

(To Prospectus dated September 19, 2023)

TKO GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated September 19, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-274541). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 7, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

TKO Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “TKO.” On November 6, 2023, the closing price of our Class A common stock was $84.61.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 10-Q

____________________

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2023
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission File Number: 001-41797

TKO GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	92-3569035
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Fifth Ave, 7th Floor

New York,  NY 10010

(Address of principal executive offices)

(646)  558-8333

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	TKO	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a  smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller Reporting Company ☐	Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of November 3,  2023,  there were 83,372,699 shares of the Registrant’s Class A common stock outstanding and 89,616,891 shares of the Registrant’s Class B common stock outstanding.

FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (the “Quarterly Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of present and historical fact contained in this Quarterly Report, including without limitation, statements regarding the anticipated benefits of and costs associated with the Transactions; our expectations surrounding the Transactions and our ability to grow our business and bolster our financial position; our expected contractual obligations and capital expenditures; our future results of operations and financial position; industry and business trends; the impact of market conditions and other macroeconomic factors on our business, financial condition and results of operations; our future business strategy, plans, market growth and our objectives for future operations; and our competitive market position within our industry are forward-looking statements.

Without limiting the foregoing, you can generally identify forward-looking statements by the use of forward-looking terminology, including the terms “aim,” "anticipate," "believe," "could," “mission,” "may," "will," "should," "expect," "intend," "plan," "estimate," "project," "predict," "potential," “target,” "contemplate," or, in each case, their negative, or other variations or comparable terminology and expressions. The forward-looking statements in this Quarterly Report are only predictions and are based on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this Quarterly Report and are subject to a number of known and unknown risks, uncertainties and assumptions, including but not limited to:

•	difficulties with the integration and in realizing the expected benefits of the Transactions, including the business combination;
•	the unfavorable outcome of legal proceedings that may be instituted against TKO Group Holdings, UFC, WWE and their affiliates in connection with the Transactions, including the business combination;
•	the inability to capture all or part of the anticipated cost and revenue synergies;
•	fees and expenses associated with negotiating and completing the Transactions, including the business combination;
•	potential liabilities that are not known, probable or estimable at this time;
•	the inability to maintain the listing of our Class A common stock on the NYSE;
•	the risk of adverse tax consequences of the Merger and the Conversion;
•	the inability to retain WWE or UFC management, employees and/or talent;
•	the impact of future domestic and international industry trends on our business and our future growth, business strategy and objectives for future operations;
•	the inability to renew or replace our distribution rights agreements on equal or more favorable terms;
•	the possibility we may be adversely affected by other economic, business and/or competitive factors; and
•

other important factors that could cause actual results, performance or achievements to differ materially from those described in: this Quarterly Report in Part I, Item 2. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A. “Risk Factors”; the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus filed with the Securities and Exchange Commission (the “SEC”) on Form 424(b)(4) on September 19, 2023 (the “Prospectus”); and our subsequent filings with the Securities and Exchange Commission (the “SEC”).

These risks could cause our actual results to differ materially from those implied by forward-looking statements in this Quarterly Report. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results or developments may not be indicative of results or developments in subsequent periods.

You should read this Quarterly Report and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these

2

cautionary statements. Except as required by applicable law, we have no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Available Information and Website Disclosure

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

You also can find more information about us online at our investor relations website located at www.investor.tkogrp.com. Filings we make with the SEC and any amendments to those reports are available free of charge on our website as soon as reasonably practicable after we electronically file such material with the SEC. The information posted on or accessible through our website is not incorporated into this Quarterly Report.

Investors and others should note that we announce material financial and operational information to our investors using press releases, SEC filings and public conference calls and webcasts, and by postings on our investor relations site at investor.tkogrp.com. We may also use our website as a distribution channel of material Company information. In addition, you may automatically receive email alerts and other information about TKO when you enroll your email address by visiting the “Investor Email Alerts” option under the Resources tab on investor.tkogrp.com.

DEFINITIONS

As used in this Quarterly Report, unless we state otherwise or the context otherwise requires:

•

“we,” “us,” “our,” “TKO Group Holdings,” “TKO,” the “Company,” and similar references refer (1) prior to the consummation of the Transactions to Zuffa Parent, LLC, and (2) after the consummation of the Transactions to TKO Group Holdings, Inc. and its consolidated subsidiaries.

•	“Board” refers to the board of directors of TKO Group Holdings.
•	“business combination” refers to the combination of the businesses of WWE and TKO OpCo.
•	“DGCL” refers to the General Corporation Law of the State of Delaware.
•	“Endeavor” refers to Endeavor Group Holdings, Inc., a Delaware corporation.
•	“Endeavor OpCo” refers to Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of Endeavor.
•

“fully-diluted basis” means on a basis calculated assuming the full cash exercise (and not net settlement but, for the avoidance of doubt, including the conversion of the Convertible Notes (to the extent not converted prior to closing of the Transaction)) of all outstanding options, warrants, restricted stock units, performance stock units, dividend equivalent rights and other rights and obligations (including any promised equity awards and assuming the full issuance of the shares underlying such awards) to acquire voting interests of TKO Group Holdings (without regard to any vesting provisions and, with respect to any promised awards whose issuance is conditioned in full or in part based on achievement of performance goals or metrics, assuming achievement at target performance) and the full conversion, exercise, exchange, settlement of all issued and outstanding securities convertible into or exercisable, exchangeable or settleable for voting interests of TKO Group Holdings, not including any voting interests of TKO Group Holdings reserved for issuance pursuant to future awards under any option, equity bonus, share purchase or other equity incentive plan or arrangement of TKO Group Holdings (other than promised awards described above), and any other interests or shares, as applicable, that may be issued or exercised. For the avoidance of doubt, this definition assumes no net settlement or other reduction in respect of withholding tax obligations in connection with the issuance, conversion, exercise, exchange or settlement of such rights or obligations to acquire interests of TKO Group Holdings as described in the foregoing.

•	“NYSE” refers to the New York Stock Exchange.
•	“TKO Class A common stock” refers to the Class A common stock, par value $0.00001 per share, of TKO.
•	“TKO Class B common stock” refers to the Class B common stock, par value $0.00001 per share, of TKO.
•	“TKO OpCo” refers to TKO Operating Company, LLC (f/k/a Zuffa Parent LLC), a Delaware limited liability company and our direct subsidiary.

3

•	“TKO OpCo Units” refers to all of the existing equity interests in TKO OpCo.
•

“Transactions” refer, collectively, to the transactions pursuant to the Transaction Agreement (defined below) pursuant to which: (i) WWE undertook certain internal restructuring steps; (ii) Whale Merger Sub Inc. (“Merger Sub”) merged with and into WWE (the “Merger”), with WWE surviving the Merger (the “Surviving Entity”) and becoming a direct wholly owned subsidiary of the Company; (iii) immediately following the Merger, the Company caused the Surviving Entity to be converted into a Delaware limited liability company (“WWE LLC”) and the Company became the sole managing member of WWE LLC (the “Conversion”); and (iv) following the Conversion, the Company (x) contributed all of the equity interests of WWE LLC to TKO OpCo in exchange for 49% of the membership interests in TKO OpCo on a fully diluted basis, and (y) issued to EOC and certain of Endeavor’s other subsidiaries a number of shares of TKO Class B common stock representing, in the aggregate, approximately 51% of the total voting power of the Company’s stock on a fully-diluted basis, in exchange for a payment equal to the par value of such TKO Class B common stock.

•	“Transaction Agreement” refers to the transaction agreement, dated as of April 2, 2023, by and among Endeavor, Endeavor OpCo, TKO OpCo, WWE, the Company, and Merger Sub.
•	“UFC” refers to the Ultimate Fighting Championship.
•	“WWE” refers to World Wrestling Entertainment, Inc. (n/k/a World Wrestling Entertainment, LLC).
•	“Zuffa” refers to Zuffa Parent, LLC (n/k/a TKO Operating Company, LLC or TKO OpCo).

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part II, Item 1A. “Risk Factors” in this Quarterly Report. You should carefully consider these risks and uncertainties when investing in our securities. Principal risks and uncertainties affecting our business include the following:

•

our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

•

we depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements, certain of which we anticipate negotiating soon, could adversely affect our ability to distribute our media content, WWE Network and/or other of our goods and services, which could adversely affect our operating results;

•	we may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;
•	because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel could adversely affect our business;
•

the markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results;

•

we depend on the continued services of executive management and other key employees, and of our parent company, Endeavor. The loss or diminished performance of these individuals, or any diminished performance by Endeavor, could adversely affect our business;

•	changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business;
•

owning and managing events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If the live events that we own and manage are not financially successful, our business could be adversely affected;

•	unfavorable outcomes in legal proceedings may adversely affect our business and operating results;

4

•

we have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all;

•	we are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses;
•	we are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings;
•	an active trading market for our Class A common stock may not develop and you may not be able to sell your shares of Class A common stock;
•	the market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all;
•	tax matters may cause significant variability in our financial results; and
•	TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

5

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

TKO GROUP HOLDINGS, INC.

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue	$449,058	$340,699	$1,060,973	$868,376
Operating expenses:
Direct operating costs	130,312	99,619	302,253	243,483
Selling, general and administrative expenses	193,211	56,497	313,033	155,707
Depreciation and amortization	31,698	14,947	61,900	44,945
Total operating expenses	355,221	171,063	677,186	444,135
Operating income	93,837	169,636	383,787	424,241
Other expenses:
Interest expense, net	(60,636)	(35,319)	(172,439)	(90,767)
Other (expense) income, net	(696)	400	(1,560)	(444)
Income before income taxes and equity (earnings) losses of affiliates	32,505	134,717	209,788	333,030
Provision for income taxes	11,156	5,044	17,655	12,490
Income before equity (earnings) losses of affiliates	21,349	129,673	192,133	320,540
Equity (earnings) losses of affiliates, net of tax	(671)	—	309	—
Net income	22,020	129,673	191,824	320,540
Less: Net (loss) income attributable to non-controlling interests	(22,471)	631	(21,683)	1,638
Less: Net income attributable to TKO Operating Company, LLC prior to the Transactions	66,377	129,042	235,393	318,902
Net loss attributable to TKO Group Holdings, Inc.	$(21,886)	$—	$(21,886)	$—
Basic and diluted net loss per share of Class A common stock (1)	$(0.26)	N/A	$(0.26)	N/A
Weighted average number of common shares used in computing basic and diluted net loss per share	83,161,406	N/A	83,161,406	N/A

(1)

Basic and diluted net loss per share of Class A common stock is applicable only for the period from September 12, 2023 through September 30, 2023, which is the period following the Transactions (as defined in Note 1 to the unaudited consolidated financial statements). See Note 14 for the calculation of the number of shares used in computation of net loss per share of Class A common stock and the basis for computation of net loss per share.

See accompanying notes to consolidated financial statements.

6

TKO GROUP HOLDINGS, INC.

Consolidated Statements of Comprehensive (Loss) Income

(In thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Net income	$22,020	$129,673	$191,824	$320,540
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(300)	(1,253)	(1,432)	(1,033)
Cash flow hedges:
Change in net unrealized gains	574	1,684	775	4,959
Amortization of cash flow hedge fair value to net income	(76)	(76)	(228)	(228)
Total comprehensive income, net of tax	22,218	130,028	190,939	324,238
Less: Comprehensive (loss) income attributable to non-controlling interests	(22,471)	631	(21,683)	1,638
Less: Comprehensive income attributable to TKO Operating Company, LLC prior to the Transactions	66,121	129,397	234,054	322,600
Comprehensive loss attributable to TKO Group Holdings, Inc.	$(21,432)	$—	$(21,432)	$—

See accompanying notes to consolidated financial statements.

7

TKO GROUP HOLDINGS, INC.

Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	As of
	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$188,592	$180,574
Accounts receivable (net of allowance for doubtful accounts of $1,947 and $2,355, respectively)	195,773	45,448
Other current assets	116,611	42,278
Total current assets	500,976	268,300
Property, buildings and equipment, net	568,090	175,048
Intangible assets, net	3,679,868	475,765
Finance lease right-of-use assets, net	236,268	—
Operating lease right-of-use assets, net	35,235	23,276
Goodwill	7,644,053	2,602,639
Investments	17,113	5,416
Other assets	54,850	30,286
Total assets	$12,736,453	$3,580,730
Liabilities, Non-controlling Interests and Stockholders'/Members' Equity
Current liabilities:
Accounts payable	$20,898	$16,842
Accrued liabilities	244,716	108,189
Current portion of long-term debt	26,650	22,683
Current portion of finance lease liabilities	6,444	—
Current portion of operating lease liabilities	3,629	1,793
Deferred revenue	94,473	71,624
Other current liabilities	2,644	9,048
Total current liabilities	399,454	230,179
Long-term debt	2,719,463	2,736,315
Long-term finance lease liabilities	233,029	—
Long-term operating lease liabilities	33,085	22,594
Deferred tax liabilities	376,837	—
Other long-term liabilities	3,035	12,818
Total liabilities	3,764,903	3,001,906
Commitments and contingencies (Note 18)
Redeemable non-controlling interests	11,111	9,908
Stockholders'/Members' equity:
Class A common stock: ($0.00001 par value; 5,000,000,000 shares authorized; 83,162,215 and 0 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively)	1	—
Class B common stock: ($0.00001 par value; 5,000,000,000 shares authorized; 89,616,891 and 0 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively)	1	—
Members' capital	—	568,070
Additional paid-in capital	4,186,621	—
Accumulated other comprehensive income	217	846
Accumulated deficit	(21,886)	—
Total TKO Group Holdings, Inc. stockholders’/members' equity	4,164,954	568,916
Nonredeemable non-controlling interests	4,795,485	—
Total stockholders'/members' equity	8,960,439	568,916
Total liabilities, non-controlling interests and stockholders'/members' equity	$12,736,453	$3,580,730

See accompanying notes to consolidated financial statements.

8

TKO GROUP HOLDINGS, INC.

Consolidated Satements of Stockholders’/Members’  Equity

(In thousands)

(Unaudited)

	Three Months Ended September 30, 2023
									Total TKO
							Accumulated		Group Holdings,	Nonredeemable	Total
		Common Stock				Additional	Other		Inc. Stockholders'/	Non-	Stockholders'/
	Members	Class A		Class B		Paid - in	Comprehensive	Accumulated	Members'	Controlling	Members'
	Capital	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Equity	Interests	Equity
Balance, June 30, 2023	$587,161	—	$—	—	$—	$—	$(237)	$—	$586,924	$—	$586,924
Comprehensive income (loss) prior to reorganization and acquisition	66,377	—	—	—	—	—	(256)	—	66,121	—	66,121
Distributions to members prior to reorganization and acquisition	(98,389)	—	—	—	—	—	—	—	(98,389)	—	(98,389)
Contributions from members prior to reorganization and acquisition	3,659	—	—	—	—	—	—	—	3,659	—	3,659
Effects of reorganization and acquisition	(558,808)	83,161	1	89,617	1	4,166,297	256	—	3,607,747	4,818,385	8,426,132
Other comprehensive (loss) income	—	—	—	—	—	—	454	(21,886)	(21,432)	(22,886)	(44,318)
Distributions to members	—	—	—	—	—	—	—	—	—	(595)	(595)
Contributions from members	—	—	—	—	—	—	—	—	—	581	581
Stock issuances and other, net	—	—	—	—	—	(20)	—	—	(20)	—	(20)
Conversions of convertible debt	—	1	—	—	—	28	—	—	28	—	28
Equity-based compensation	—	—	—	—	—	20,316	—	—	20,316	—	20,316
Balance, September 30, 2023	$—	83,162	$1	89,617	$1	$4,186,621	$217	$(21,886)	$4,164,954	$4,795,485	$8,960,439

	Nine Months Ended September 30, 2023
									Total TKO
							Accumulated		Group Holdings,	Nonredeemable	Total
		Common Stock				Additional	Other		Inc. Stockholders'/	Non-	Stockholders'/
	Members	Class A		Class B		Paid - in	Comprehensive	Accumulated	Members'	Controlling	Members'
	Capital	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance, December 31, 2022	$568,070	—	$—	—	$—	$—	$846	$—	$568,916	$—	$568,916
Comprehensive income (loss) prior to reorganization and acquisition	235,393	—	—	—	—	—	(1,339)	—	234,054	—	234,054
Distributions to members prior to reorganization and acquisition	(259,898)	—	—	—	—	—	—	—	(259,898)	—	(259,898)
Contributions from members prior to reorganization and acquisition	15,243	—	—	—	—	—	—	—	15,243	—	15,243
Effects of reorganization and acquisition	(558,808)	83,161	1	89,617	1	4,166,297	256	—	3,607,747	4,818,385	8,426,132
Other comprehensive (loss) income	—	—	—	—	—	—	454	(21,886)	(21,432)	(22,886)	(44,318)
Distributions to members	—	—	—	—	—	—	—	—	—	(595)	(595)
Contributions from members	—	—	—	—	—	—	—	—	—	581	581
Stock issuances and other, net	—	—	—	—	—	(20)	—	—	(20)	—	(20)
Conversions of convertible debt	—	1	—	—	—	28	—	—	28	—	28
Equity-based compensation	—	—	—	—	—	20,316	—	—	20,316	—	20,316
Balance, September 30, 2023	$—	83,162	$1	89,617	$1	$4,186,621	$217	$(21,886)	$4,164,954	$4,795,485	$8,960,439

See accompanying notes to consolidated financial statements.

9

TKO GROUP HOLDINGS, INC.

Consolidated  Statements of  Stockholders’/Members’ Equity

(In thousands)

(Unaudited)

	Three Months Ended September 30, 2022
		Accumulated
		Other
	Members'	Comprehensive
	Capital	Income (Loss)	Total
Balance, June 30, 2022	$1,386,890	$819	$1,387,709
Comprehensive income	129,042	355	129,397
Accretion of redeemable non-controlling interests	532	—	532
Distributions to members	(726,800)	—	(726,800)
Contributions from members	5,603	—	5,603
Balance, September 30, 2022	$795,267	$1,174	$796,441

	Nine Months Ended September 30, 2022
		Accumulated
		Other
	Members'	Comprehensive
	Capital	Income (Loss)	Total
Balance, December 31, 2021	$1,251,416	$(2,524)	$1,248,892
Comprehensive income	318,902	3,698	322,600
Accretion of redeemable non-controlling interests	1,539	—	1,539
Distributions to members	(794,737)	—	(794,737)
Contributions from members	18,147	—	18,147
Balance, September 30, 2022	$795,267	$1,174	$796,441

See accompanying notes to consolidated financial statements.

10

TKO GROUP HOLDINGS, INC.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended
	September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$191,824	$320,540
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,900	44,945
Amortization and impairments of content costs	13,230	10,589
Amortization of original issue discount and deferred financing cost	7,889	7,746
Other amortization	446	—
Equity-based compensation	36,142	18,146
Income taxes	5,959	3,627
Other non-cash adjustments	2,617	766
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(46,271)	(27,123)
Other current assets	19,402	16,162
Other noncurrent assets	(11,459)	(12,247)
Accounts payable and accrued liabilities	13,046	2,435
Deferred revenue	(39,810)	(10,860)
Other liabilities	(7,260)	2,055
Net cash provided by operating activities	247,655	376,781
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment and other assets	(12,568)	(9,548)
Investments in affiliates, net	—	(250)
Cash acquired from WWE	381,153	—
Payment of deferred consideration in the form of a dividend to former WWE shareholders	(321,006)	—
Proceeds from sale of assets	—	12
Net cash provided by (used in) investing activities	47,579	(9,786)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(24,485)	(24,450)
Redemption of profit units	—	(2,877)
Payments for financing costs	(286)	—
Distributions to members	(260,493)	(794,737)
Net cash used in financing activities	(285,264)	(822,064)

Effects of exchange rate movements on cash	(1,952)	(1,033)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,018	(456,102)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	180,574	874,688
CASH AND CASH EQUIVALENTS, END OF PERIOD	$188,592	$418,586
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$159,867	$77,270
Cash payments for income taxes	$11,869	$10,971
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Purchases of property and equipment recorded in accrued expenses and accounts payable	$4,938	$872
Acquisition of WWE, net of deferred consideration	$8,111,055	$—
Accretion of redeemable non-controlling interests	$—	$(1,539)
Capital contribution from parent for equity-based compensation	$15,826	$18,146
Convertible notes exchanged for common stock	$28	$—

See accompanying notes to consolidated financial statements.

11

TKO GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

1. DESCRIPTION OF BUSINESS

TKO Group Holdings, Inc. (the “Company” or “TKO”) was incorporated as a Delaware corporation in March 2023, under the name New Whale Inc., and was formed for the purpose of facilitating the business combination of the Ultimate Fighting Championship (“UFC”) and World Wrestling Entertainment, LLC (f/k/a World Wrestling Entertainment, Inc.) (“WWE”) businesses under TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) (“Zuffa” or “TKO OpCo”), which owns and operates the UFC and WWE businesses (the “Transactions”), as contemplated within the Transaction Agreement, dated as of April 2, 2023, by and among Endeavor Group Holdings, Inc. (“Endeavor” or “EGH”), Endeavor Operating Company, LLC, TKO OpCo, WWE, TKO, and Whale Merger Sub Inc. (the “Transaction Agreement”). Under the terms of the Transaction Agreement, (A) EGH and/or its subsidiaries received (1) a 51.0% controlling non-economic voting interest in TKO on a fully-diluted basis and (2) a 51.0% economic interest in the operating subsidiary on a fully diluted basis, TKO OpCo, which owns  all of the assets of the UFC and WWE businesses, and (B) the stockholders of WWE received (1) a 49.0% voting interest in TKO on a fully diluted basis and (2) a 100% economic interest in TKO, which in turn holds a 49.0% economic interest in TKO OpCo on a fully-diluted basis.

Zuffa is the accounting acquirer and predecessor to TKO. Financial results and information included in the accompanying interim consolidated financial statements include (1) prior to the consummation of the Transactions, financial results and information of Zuffa and its consolidated subsidiaries, which includes UFC and its subsidiaries, and (2) after the consummation of the Transactions, financial results and information of TKO Group Holdings, Inc., and its consolidated subsidiaries, which includes UFC and WWE and their respective subsidiaries.

Unless the context suggests otherwise, references to the “Company” or “TKO” refer to Zuffa and its consolidated subsidiaries prior to the consummation of the Transactions and to TKO Group Holdings, Inc. and its consolidated subsidiaries after the consummation of the Transactions.

TKO is a premium sports and entertainment company which operates leading combat sports and sports entertainment brands. The Company monetizes its media and content properties through four principal activities: Media rights and content, Live events, Sponsorship and Consumer products licensing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting interim financial information and should be read in conjunction with the Company’s consolidated financial statements and accompanying footnotes for the year ended December 31, 2022 in the Company’s prospectus dated August 22, 2023, filed with the SEC on August 22, 2023 pursuant to Rule 424(b) of the Securities Act of 1933 (the “Prospectus”). Certain information and note disclosures normally included in the annual financial statements have been condensed or omitted from these interim financial statements. The interim consolidated financial statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 are unaudited; however, in the opinion of management, such interim consolidated financial statements reflect all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair statement of its financial position, results of operations and cash flows for the interim periods presented. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. All intercompany balances are eliminated in consolidation.

TKO is the sole managing member of TKO OpCo and maintains a controlling voting interest in TKO OpCo. As a result, the Company consolidates the financial results of TKO OpCo and reports a non-controlling interest representing the economic interest in TKO OpCo held by the other members of TKO OpCo. As of September 30, 2023, the Company owned 48.1% of TKO OpCo.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the allowance for doubtful accounts, content cost amortization and impairment, the fair value of acquired assets and liabilities associated with acquisitions, the fair value of the Company’s reporting units and the assessment of goodwill, other intangible

12

TKO GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

assets and long-lived assets for impairment, determination of useful lives of intangible assets and long-lived assets acquired, the fair value of equity-based compensation, leases, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management's best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company's control could be material and would be reflected in the Company's consolidated financial statements in future periods.

Equity-Based Compensation

Incentive Awards

Equity-based compensation is accounted for in accordance with ASC Topic 718-10, Compensation-Stock Compensation. The Company records compensation costs related to its incentive awards. Equity-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period with forfeitures recognized as they occur. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. See Note 13, Equity-Based Compensation, for further discussion of the Company’s equity-based compensation.

Replacement Awards

Pursuant to the Transaction Agreement, the Company converted each WWE equity award of restricted stock units (“RSUs”) and performance stock units (“PSUs”) held by WWE directors, officers and employees into TKO RSUs and PSUs of equal value and vesting conditions (with such performance-vesting conditions equitably adjusted), respectively (the “Replacement Awards”). The value of the Replacement Awards was determined using the closing price of WWE Class A common stock, par value $0.01 per share (“WWE Class A common stock”), on the day immediately preceding the closing of the Transactions. The portion of the Replacement Awards issued in connection with the Transactions that was associated with services rendered prior to the date of the Transactions was included in the total consideration transferred.

With regards to the remaining unvested portion of the Replacement Awards, equity-based compensation costs of RSUs are recognized over the total remaining service period on a straight-line basis with forfeitures recognized as they occur. RSUs have a service requirement and generally vest in equal annual installments over a three-year period. Unvested RSUs accrue dividend equivalents at the same rate as are paid on shares of TKO Class A common stock, par value $0.00001 per share (the “TKO Class A common stock”). The dividend equivalents are subject to the same vesting schedule as the underlying RSUs.

PSUs, which are subject to certain performance conditions and have a service requirement, generally vest in equal installments over a three-year period. Until such time as the performance conditions are met, stock compensation costs associated with these PSUs are re-measured each reporting period based upon the fair market value of the Company’s common stock and the estimated performance attainment on the reporting date. The ultimate number of PSUs that are issued to an employee is the result of the actual performance of the Company at the end of the performance period compared to the performance conditions. Compensation costs for PSUs are recognized using a graded-vesting attribution method over the vesting period based upon the probability that the performance conditions will be achieved, with forfeitures recognized as they occur. Unvested PSUs accrue dividend equivalents once the performance conditions are met at the same rate as are paid on shares of TKO Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying PSUs.

Earnings per Share

Earnings per share (“EPS”) is computed in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income (loss) available to holders of TKO Class A common stock by the weighted average number of shares outstanding for the period. Diluted EPS is calculated by dividing the net income (loss) available for holders of TKO Class A common stock by the diluted weighted average shares outstanding for that period. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of additional shares of TKO Class A common stock issuable in exchange for redemption of certain non-controlling interests, outstanding convertible debt instruments, as well as under the Company’s share based compensation plans (if dilutive), with adjustments to net income (loss) available for common stockholders for dilutive potential common shares.

13

TKO GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Shares of the Company’s Class B common stock, par value $0.00001 per share (the “TKO Class B common stock”) do not share in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings (loss) per share of TKO Class B common stock under the two-class method has not been presented. However, shares of TKO Class B common stock outstanding for the period are considered potentially dilutive shares of TKO Class A common stock under application of the if-converted method and are included in the computation of diluted earnings (loss) per share, except when the effect would be anti-dilutive.

The Company may be required to calculate basic EPS using the two-class method as a result of its redeemable non-controlling interests. To the extent that the redemption value increases and exceeds the then-current fair value of a redeemable non-controlling interest, net income (loss) available to common stockholders (used to calculate EPS) could be negatively impacted by that increase, subject to certain limitations. The partial or full recovery of any reductions to net income (loss) available to common stockholders (used to calculate EPS) is limited to any cumulative prior-period reductions. There was no impact to EPS for such adjustments related to the redeemable non-controlling interests.

Content Production Incentives

The Company has access to various governmental programs primarily related to WWE that are designed to promote content production within the United States and certain international jurisdictions. Tax incentives earned with respect to expenditures on qualifying film production activities are included as an offset to other assets in the Consolidated Balance Sheets. Tax incentives earned with respect to expenditures on qualifying capital projects are included as an offset to property, buildings and equipment, net in the Consolidated Balance Sheets. Tax incentives earned with respect to expenditures on qualifying television and other production activities are recorded as an offset to production expenses within direct operating costs within the Consolidated Statements of Operations. The Company recognizes these benefits when we have reasonable assurance regarding the realizable amount of the tax credits. The realizable amount is recorded within accounts receivable, net in the Consolidated Balance Sheets until the Company receives the funds from the respective governmental jurisdiction.

As there is no authoritative guidance under U.S. GAAP on accounting for government assistance to for profit business entities, the Company accounts for these content production incentives by analogy to International Accounting Standard ("IAS") 20, Accounting for Government Grants and Disclosure of Government Assistance.

Income Taxes

TKO was incorporated as a Delaware corporation in March 2023. As the sole managing member of TKO OpCo, TKO operates and controls all the business and affairs of UFC and WWE. TKO is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax. TKO OpCo’s foreign subsidiaries are subject to entity-level taxes. TKO OpCo’s U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. TKO OpCo is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as the application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is “more likely than not” that a portion of a deferred tax asset will not be realized.

ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is “more likely than not” to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected.

14

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the Consolidated Statements of Operations. Accrued interest and penalties are included in the related tax liability line in the Consolidated Balance Sheets.

Recently Adopted Accounting Pronouncements

In July 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2023-03, Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). This ASU amends or supersedes various SEC paragraphs within the FASB Accounting Standards Codification (“ASC”) to conform to past SEC announcements and guidance issued by the SEC. The Company adopted this guidance on July 1, 2023 with no material effect on the Company’s financial position or results of operations.

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. This ASU clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets, expanding the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and non-prepayable financial assets. The amendments in this update were effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2023 with no material effect on the Company’s financial position or results of operations.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions was permitted upon issuance of this update through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848, in order to defer the sunset date of ASC 848 until December 31, 2024. The Company adopted this guidance on April 1, 2023 with no material effect on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements

In August 2023, the FASB issued ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This ASU requires that a joint venture apply a new basis of accounting upon formation. The amendments in this update are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025, with an option to apply the amendments retrospectively. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532, Disclosure Update and Simplification,  which was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. If, by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the ASC and will not become effective. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

3.    ACQUISITION OF WWE

Transactions Overview

On September 12, 2023 (the “Closing Date”), the transaction between EGH and WWE was completed with the newly-formed TKO combining the UFC and WWE businesses. Under the terms of the Transaction Agreement, (A) EGH and its subsidiaries received (1) a 51.0% controlling non-economic voting interest in TKO on a fully-diluted basis and (2) a 51.0% economic interest on a fully-diluted basis in the operating subsidiary, TKO OpCo, which owns all of the assets of the UFC and WWE businesses, and (B) the stockholders of WWE received (1) a 49.0% voting interest in TKO on a fully-diluted basis and (2) a 100% economic interest in TKO, which in turn holds a 49.0% economic interest in TKO OpCo on a fully-diluted basis.

15

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

WWE is an integrated media and entertainment company that has been involved in the sports entertainment business for four decades. WWE is principally engaged in the production and distribution of unique and creative content through various channels, including content rights agreements for its flagship programs, Raw and SmackDown, premium live event programming, monetization across social media outlets, live events, and licensing of various WWE-themed products.

The Transactions have been accounted for as a reverse acquisition of WWE using the acquisition method of accounting in accordance with the guidance of ASC 805, Business Combinations (“ASC 805”), with TKO OpCo, the legal acquiree, treated as the accounting acquirer. Based on this determination, the Company has allocated the preliminary purchase price to the fair value of WWE’s identifiable assets and liabilities as of the Closing Date, with the excess preliminary purchase price recorded as goodwill. The goodwill was assigned entirely to the WWE segment and is not deductible for tax purposes.

The weighted average life of finite-lived intangible assets acquired is 20.2 years, which consisted of trademarks and trade names with a weighted average life of 25.0 years, customer relationships with a weighted average life of 11.2 years and other intangible assets with a weighted average life of 3.6 years. The following table presents the aggregate amount of expected remaining amortization of intangible assets acquired in the Transactions as of September 30, 2023 (in thousands):

Remainder of 2023	$68,390
2024	252,034
2025	201,917
2026	196,322
2027	179,479
Thereafter	2,339,920
Total remaining amortization	$3,238,062

In connection with the Transactions, the Company incurred transaction costs of $67.5 million and $82.5 million for the three and nine months ended September 30, 2023, respectively, which were expensed as incurred and included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Consideration Transferred

The fair value of the consideration transferred in the reverse acquisition was $8,432.1 million, which consisted of 83,161,123 shares of TKO Class A common stock valued at $8,061.8 million, Replacement Awards valued at $49.3 million and $321.0 million of deferred consideration which was paid on September 29,  2023 to former WWE shareholders in the form of a special dividend.

Pursuant to the Transactions, awards of WWE RSUs and PSUs outstanding immediately prior to the completion of the Transactions were converted into awards of TKO RSUs or PSUs,  as applicable, on the same terms and conditions as were applicable immediately prior to the Closing Date. The portion of the fair-value-based measure of the Replacement Awards that is attributable to pre-combination vesting is purchase consideration and is valued at approximately $49.3 million.

16

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Preliminary Allocation of Purchase Price

The purchase price is allocated to the underlying WWE assets acquired and liabilities assumed based on their estimated fair values on the Closing Date, with any excess purchase price recorded as goodwill.  Goodwill is primarily attributable to the synergies that are expected to arise as a result of the Transactions and other intangible assets that do not qualify for separate recognition. The purchase price allocation shown in the table below reflects preliminary fair value estimates based on management analysis, including preliminary work performed by third-party valuation specialists (in thousands):

Cash and cash equivalents	$381,153
Accounts receivable	105,237
Other current assets	97,385
Property, buildings and equipment	392,077
Intangible assets
Trademarks and trade names	2,188,500
Customer relationships	935,700
Other	128,300
Goodwill	5,041,414
Finance lease right of use assets	237,360
Operating lease right of use assets	12,690
Investments	12,007
Other assets	25,928
Deferred tax liabilities	(383,980)
Accounts payable and accrued liabilities	(123,858)
Current portion of long-term debt	(16,934)
Deferred revenue	(54,190)
Finance lease liabilities	(240,086)
Operating lease liabilities	(12,696)
Other long-term liabilities	(46)
Additional paid-in-capital (1)	(293,900)
Net assets acquired	$8,432,061
(1)	The additional paid-in-capital amount represents incremental goodwill related to deferred tax liabilities recorded at TKO’s parent company in connection with the acquisition of WWE.

The fair value of the nonredeemable non-controlling interest of $4,528.8 million was calculated as EGH’s 51.9% ownership interest in TKO OpCo’s net assets. TKO OpCo’s net assets differ from TKO combined net assets primarily due to the net deferred tax liabilities for which the non-controlling interest does not have economic rights.

The estimated fair value of assets acquired and liabilities assumed are preliminary and subject to change as purchase price allocations are finalized, which is expected within one year of the Closing Date.

Consolidated Statement of Operations for the period from September 12, 2023 through September 30, 2023

The following supplemental information presents the financial results of WWE operations included in the Consolidated Statement of Operations for the period from September 12, 2023 through September 30, 2023 (in thousands):

Revenue	$51,538
Net loss	$(44,980)

17

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Supplemental Pro Forma Financial Information

The following unaudited pro forma results of operations for the three and nine months ended September 30, 2023 and 2022, respectively, as if the Transactions had occurred as of January 1, 2022 (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Pro forma revenue	$684,732	$645,339	$2,004,573	$1,834,599
Pro forma net income	72,060	86,919	243,224	22,717

The pro forma information includes the historical operating results of Zuffa and WWE prior to the Transactions, with adjustments directly attributable to the business combination. Pro forma adjustments have been made to reflect the adjustment of nonrecurring transaction costs of $269.8 million, of which $187.3 million was incurred by WWE prior to the Transactions. The remaining pro forma adjustments are primarily related to incremental intangible asset amortization to be incurred based on the fair values and useful lives of each identifiable intangible asset, incremental management fees paid by the Company to Endeavor pursuant to a services agreement, dated as of September 12, 2023, by and between EGH and TKO OpCo (the “Services Agreement”), incremental compensation expense for two key executives, including salaries, bonuses and TKO equity awards granted, and incremental equity-based compensation related to the Replacement Awards.

4.   REVENUE

The Company derives its revenue principally from the following sources: (i) media rights and content fees associated with the distribution of content, (ii) ticket sales at live events and site fees, (iii) sponsorship and advertising sales, and (iv) consumer product licensing.

Disaggregated Revenue

The following table presents the Company’s revenue disaggregated by primary revenue sources (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue:
UFC Segment:
Media rights and content	$266,758	$235,498	$702,529	$621,533
Live events	51,863	39,171	115,658	79,797
Sponsorship	63,781	51,635	147,990	126,895
Consumer products licensing	15,118	14,395	43,258	40,151
Total UFC Segment revenue	397,520	340,699	1,009,435	868,376
WWE Segment:
Media rights and content	37,264	—	37,264	—
Live events	5,338	—	5,338	—
Sponsorship	2,606	—	2,606	—
Consumer products licensing	6,330	—	6,330	—
Total WWE Segment revenue	51,538	—	51,538	—
Total revenue	$449,058	$340,699	$1,060,973	$868,376

Remaining Performance Obligations

The transaction price related to the Company’s future performance obligations does not include any variable consideration related to sales or usage-based royalties. The variability related to these sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license. For transaction prices related to these future obligations that may contain material amounts of variable consideration related to quantities in a contract, the Company estimates the quantities each reporting period.

18

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

The following table presents the aggregate amount of the transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of September 30, 2023 (in thousands):

Remainder of 2023	$465,209
2024	1,840,319
2025	1,574,436
2026	671,679
2027	606,692
Thereafter	892,013
Total remaining performance obligations	$6,050,348

Revenue from Prior Period Performance Obligations

The Company did not recognize any significant revenue from performance obligations satisfied in prior periods during the three and nine months ended September 30, 2023 and 2022, respectively.

Contract Liabilities (Deferred Revenues)

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance. The Company’s deferred revenue balance primarily relates to advance payments received related to its content distribution rights agreements, consumer product licensing agreements and sponsorship arrangements, as well as memberships for the Company’s subscription services.  Deferred revenue is included in the current liabilities section and in other long-term liabilities in the Consolidated Balance Sheets.

The following table presents the Company’s deferred revenue as of September 30, 2023 and December 31, 2022 (in thousands):

	As of					As of
	December 31,				Foreign	September 30,
Description	2022	Acquisitions	Additions	Deductions	Exchange	2023
Deferred revenue - current	$71,624	$54,190	$652,231	$(683,610)	$38	$94,473
Deferred revenue - non-current	11,060	—	—	(8,470)	—	2,590

5.  SUPPLEMENTARY DATA

Property, Buildings and Equipment, net

Property, buildings and equipment, net consisted of the following (in thousands):

	As of
	September 30,	December 31,
	2023	2022
Buildings and improvements	$185,607	$116,863
Land and land improvements	80,919	50,539
Furniture and fixtures	55,318	47,652
Office, computer and other equipment	59,164	11,641
Construction in progress	257,521	7,053
	638,529	233,748
Less: accumulated depreciation	(70,439)	(58,700)
Total Property, buildings and equipment, net	$568,090	$175,048

Depreciation expense for property, buildings and equipment totaled $5.1 million and $3.2 million, and $11.9 million and $9.9 million for the three and nine months ended September 30, 2023 and 2022, respectively.

19

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are as follows (in thousands):

	As of	Charged to		As of
	December 31,	Costs and		September 30,
	2022	Expenses	Deductions	2023
Nine Months Ended September 30, 2023	$2,355	$1,724	$(2,132)	$1,947

Film and Television Content Costs

The following table presents the Company’s unamortized content costs, which are included as a component of other assets in the Consolidated Balance Sheets (in thousands):

	Predominantly Monetized Individually		Predominantly Monetized as a Film Group
	As of		As of
	September 30,	December 31,	September 30,	December 31,
	2023	2022	2023	2022
Licensed and acquired program rights	$—	$—	$21,124	$20,548
Produced programming:
In release	1,594	—	4,214	5,699
Completed but not released	43	—	—	—
In production	6,038	—	704	557
In development	—	—	—	—
Total film and television costs	$7,675	$—	$26,042	$26,804

As of September 30, 2023, substantially all of the “completed but not released” content costs that are monetized individually are estimated to be amortized over the next 12 months and approximately 73% of the “in release” content costs monetized individually are estimated to be amortized over the next three years.

As of September 30, 2023, substantially all of the “in release” content costs monetized as a film group are estimated to be amortized over the next three years.

Amortization and impairment of content costs, which are included as a component of direct operating costs in the Consolidated Statement of Operations, consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Content production amortization expense - assets monetized individually	$1,070	$—	$1,070	$—
Content production amortization expense - assets monetized as a film group	4,197	3,732	12,160	10,589
Content production impairment charges (1)	—	—	—	—
Total amortization and impairment of content costs	$5,267	$3,732	$13,230	$10,589
(1)

Unamortized content costs are evaluated for impairment whenever events or changes in circumstances indicate that the fair value of a film predominantly monetized on its own or a film group may be less than its amortized costs. If conditions indicate a potential impairment, and the estimated future cash flows are not sufficient to recover the unamortized costs, the asset is written down to fair value. In addition, if we determine that content will not likely air, we will expense the remaining unamortized costs.

20

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Other current assets

The following is a summary of other current assets (in thousands):

	As of
	September 30,	December 31,
	2023	2022
Prepaid taxes	$53,537	$6,727
Prepaid insurance	10,213	1,570
Assets held for sale	7,500	—
Other	45,361	33,981
Total	$116,611	$42,278

Accrued Liabilities

The following is a summary of accrued liabilities (in thousands):

	As of
	September 30,	December 31,
	2023	2022
Payroll-related costs	$81,502	$27,271
Interest	41,831	35,502
Event and production-related costs	51,619	28,759
Legal and professional fees	25,932	2,915
Accrued capital expenditures	15,324	1,672
Other	28,508	12,070
Total	$244,716	$108,189

6.  GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of Goodwill are as follows (in thousands):

	UFC (1)	WWE	Total
Balance — December 31, 2022	$2,602,639	$—	$2,602,639
Acquisitions (2)	—	5,041,414	5,041,414
Balance — September 30, 2023	$2,602,639	$5,041,414	$7,644,053
(1)

Reflects goodwill resulting from the Company’s election to apply pushdown accounting to reflect EGH’s new basis of accounting in the UFC’s assets and liabilities, including goodwill, which occurred during 2016.

(2)	Based on preliminary fair values acquired through the business acquisition of WWE. See Note 3, Acquisition of WWE, for further information.

There were no dispositions or impairments to goodwill during the three and nine months ended September 30, 2023 and 2022.

21

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Intangible Assets, net

The following table summarizes information relating to the Company’s identifiable intangible assets as of September 30, 2023 (in thousands):

	Weighted Average
	Estimated Useful Life		Accumulated
	(in years)	Gross Amount	Amortization	Carrying Value
Trademarks and trade names	22.8	$2,892,126	$(283,029)	$2,609,097
Customer relationships	5.6	1,290,210	(350,155)	940,055
Other (1)	3.4	145,689	(14,973)	130,716
Total Intangible assets		$4,328,025	$(648,157)	$3,679,868

(1)

Other intangible assets as of September 30, 2023 primarily consisted of talent roster, internally developed software and content library assets acquired through the business combination with WWE in September 2023. See Note 3, Acquisition of WWE, for further information.

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2022 (in thousands):

	Weighted Average
	Estimated Useful Life		Accumulated
	(in years)	Gross Amount	Amortization	Carrying Value
Trademarks and trade names	18.0	$703,626	$(249,085)	$454,541
Customer relationships	4.5	354,510	(337,379)	17,131
Other (1)	2.9	16,234	(12,141)	4,093
Total Intangible assets		$1,074,370	$(598,605)	$475,765
(1)	Other intangible assets as of December 31, 2022 consist of UFC’s internally developed software.

Amortization of intangible assets was $26.2 million and $11.7 million, and $49.6 million and $35.0 million, during the three and nine months ended September 30, 2023 and 2022, respectively, which is recognized within depreciation and amortization in the Consolidated Statements of Operations.

7.   INVESTMENTS

The following is a summary of the Company’s investments (in thousands):

	As of
	September 30,	December 31,
	2023	2022
Equity method investments	$4,607	$4,917
Nonmarketable equity investments without readily determinable fair values	$12,506	$499
Total investment securities	$17,113	$5,416

Equity Method Investments

The Company has an approximately 7% ownership stake in Monkey Spirit, LLC, which owns the IP license to distribute Howler Head branded products and beverages (together, “Howler Head”). In August 2022, the Company received an incremental share of equity in Howler Head as compensation for the same promotional services associated with the initial investment. The value of the equity investment received was determined to be $3.0 million using Level 3 inputs not observable in the market. The incremental investment is an increase in transaction price to the original revenue arrangement and a cumulative catch-up entry of $1.0 million was recorded to revenue, with the remaining $2.0 million recorded to deferred revenue to be recognized ratably over the remainder the term. The Company recognized equity gains of $0.1 million and equity losses of $0.8 million for the three and nine months ended September 30, 2023, respectively, and the investment balance was $3.4 million and $4.2 million as of September 30, 2023 and December 31, 2022, respectively.

22

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

The Company recognized equity gains of $0.6 million and $0.5 million for the three and nine months ended September 30, 2023, respectively, from other equity method investments, which had a balance of $1.2 million and $0.7 million as of September 30, 2023 and December 31, 2022, respectively.

Nonmarketable Equity Investments Without Readily Determinable Fair Values

As of September 30, 2023 and December 31, 2022, the Company held various investments in nonmarketable equity instruments of private companies.

The Company did not record any impairment charges on these investments during the three and nine months ended September 30, 2023 and 2022. In addition, there were no observable price change events that were completed during the three and nine months ended September 30, 2023 and 2022.

The fair value measurements of the Company’s equity investments and nonmarketable equity investments without readily determinable fair values are classified within Level 3 as significant unobservable inputs are used as part of the determination of fair value. Significant unobservable inputs may include variables such as near-term prospects of the investees, recent financing activities of the investees, and the investees' capital structure, as well as other economic variables, which reflect assumptions market participants would use in pricing these assets. For equity investments without readily determinable fair values, the Company has elected to use the measurement alternative to fair value that will allow these investments to be recorded at cost, less impairment, and adjusted for subsequent observable price changes.

8.   DEBT

The following is a summary of the Company’s outstanding debt (in thousands):

	As of
	September 30,	December 31,
	2023	2022
First Lien Term Loan (due April 2026)	$2,736,517	$2,759,767
Secured Commercial Loans	32,267	33,467
WWE 3.375% Convertible Notes (due December 2023)	4,213	—
Total principal	2,772,997	2,793,234
Unamortized discount	(9,239)	(11,791)
Unamortized debt issuance cost	(17,645)	(22,445)
Total debt	2,746,113	2,758,998
Less: Current portion of long-term debt	(26,650)	(22,683)
Total Long-term debt	$2,719,463	$2,736,315

First Lien Term Loan (due April 2026)

As of September 30, 2023 and December 31, 2022, the Company had $2.7 billion and $2.8 billion, respectively, outstanding under a credit agreement dated August 18, 2016 (as amended and/or restated, the “Credit Agreement”), by and among Zuffa Guarantor, LLC, UFC Holdings, LLC, as borrower, the lenders party hereto and Goldman Sachs Bank USA, as Administrative Agent, which was entered into in connection with the acquisition of Zuffa by EGH in 2016. The facilities under the Credit Agreement consist of (i) a first lien secured term loan (the “First Lien Term Loan”) and (ii) a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Revolving Credit Facility,” and, together with the First Lien Term Loan, the “Credit Facilities”). The Credit Facilities are secured by liens on substantially all of the assets of Zuffa Guarantor, LLC, UFC Holdings, LLC and certain subsidiaries thereof.  In April 2023, the Company amended the terms of the Revolving Credit Facility to extend the maturity by six months to October 29, 2024 and replace the adjusted LIBOR reference rate with Term Secured Overnight Financing

23

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Rate (“SOFR”). In June 2023, the Company amended the terms of the First Lien Term Loan to replace the adjusted LIBOR reference rate with SOFR and provide for a credit spread adjustment (as defined in the Credit Agreement).

The financial debt covenant of the Credit Facilities did not apply as of September 30, 2023 and December 31, 2022, as the Company’s borrowings outstanding under the Revolving Credit Facility did not exceed thirty-five percent of its capacity as of such dates.

The Company had $10.0 million and no outstanding letters of credit as of September 30, 2023 and December 31, 2022, respectively.

The Credit Facilities restrict the ability of certain subsidiaries of the Company to make distributions and other payments to the Company. These restrictions include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to fund certain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket as defined in the Credit Facilities.

The estimated fair values of the Company’s First Lien Term Loan are based on quoted market values for the debt. As of September 30, 2023 and December 31, 2022, the face amount of the Company’s First Lien Term Loan approximates its fair value.

Secured Commercial Loans

As of September 30, 2023 and December 31, 2022, the Company had $32.3 million and $33.5 million, respectively, of secured loans outstanding, which were entered into in October 2018 in order to finance the purchase of a building and its adjacent land (the “Secured Commercial Loans”). The Secured Commercial Loans have identical terms except the $28.0 million Loan Agreement is secured by a deed of trust for the Company’s headquarters building and underlying land in Las Vegas and the $12.0 million Loan Agreement is secured by a deed of trust for the acquired building and its adjacent land, also located in Las Vegas.  In May 2023, the Company executed an amendment of the Secured Commercial Loans to replace the LIBOR reference rate with SOFR.

The Secured Commercial Loans contain a financial covenant that requires the Company to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the applicable loan agreements of no more than 1.15-to-1 as measured on an annual basis. As of September 30, 2023 and December 31, 2022, the Company was in compliance with its financial debt covenant under the Secured Commercial Loans.

3.375% Convertible Notes (due December 2023)

In connection with the business combination with WWE, the Company assumed the remaining obligations of the 3.375% convertible senior notes issued by WWE in December 2016 and January 2017 (the “Convertible Notes”). The Convertible Notes are due December 15, 2023, unless repurchased by the Company or converted by holders.  Interest is payable semi-annually in arrears on June 15 and December 15 of each year.

As a result of the payment made on September 29, 2023 in the form of cash dividends on TKO Class A common stock, in an amount of $3.86 per share, for which the ex-dividend date was September 21, 2023, the applicable conversion rate of the Convertible Notes has been adjusted pursuant to the terms of the Indenture. Effective as of September 21, 2023, upon a  conversion of the Convertible Notes, the Company will deliver shares of TKO Class A common stock at an adjusted conversion rate of approximately 41.6766 shares of TKO Class A common stock per $1,000 principal amount of the Convertible Notes, which corresponds to a conversion price of approximately $23.99 per share of TKO Class A common stock as of September 30, 2023.

During the three months ended September 30, 2023, holders have converted less than $0.1 million aggregate principal amount of the outstanding Convertible Notes (the “Conversions”). In accordance with the terms of the Convertible Notes, the Company delivered 1,123 shares of TKO Class A common stock associated with the Conversions during the three months ended September 30, 2023.

As of September 30, 2023, the remaining outstanding principal balance of the Convertible Notes was approximately $4.2 million.  The Convertible Notes are reflected in current liabilities on the Company’s Consolidated Balance Sheet, as they mature on December 15, 2023 and are currently convertible at the option of the holders.

In connection with the Transactions, as discussed in Note 3, Acquisition of WWE, the Convertible Notes were marked to fair value as of September 12, 2023.  After September 12, 2023, the premium associated with the acquisition date fair value is included as a

24

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

component of additional paid-in-capital on the Company’s Consolidated Balance Sheets. As of September 30, 2023, the fair value of the Company’s outstanding convertible debt was $16.8 million based on external pricing data, including quoted market prices of these instruments among other factors, and was classified as a Level 2 measurement within the fair value hierarchy.

9.   FINANCIAL INSTRUMENTS

In October 2018, in connection with the Secured Commercial Loans, the Company entered into a swap for $40.0 million notional effective November 1, 2018 with a termination date of November 1, 2028. The swap required the Company to pay a fixed rate of 4.99% and receive the total of LIBOR + 1.62%, which totaled 3.97% as of December 31, 2018. The Company entered into this swap to hedge certain of its interest rate risks on its variable rate debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions. The Company has designated the interest rate swap as a cash flow hedge, and all changes in fair value are recognized in other comprehensive income until the hedged interest payments affect earnings.

In May 2023, the Company amended its Secured Commercial Loans and associated interest rate swap to replace the LIBOR reference rate with Term SOFR. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of SOFR + 1.70%, which totaled 7.02% as of September 30, 2023.

Prior to the May 2023 amendment the fair value of the swap was based on commonly quoted monthly LIBOR rates.  Subsequent to this amendment, the fair value of the swap is based on commonly quoted monthly Term SOFR rates.  Both the LIBOR and Term SOFR reference rates are considered observable inputs representing a Level 2 measurement within the fair value hierarchy. The fair value of the swap was $1.4 million and $0.6 million as of September 30, 2023 and December 31, 2022, respectively, and was included in other assets in the Consolidated Balance Sheets.  The total change in fair value of the swap’s asset position included in accumulated other comprehensive income was an increase of $0.6 million and $1.7 million, and $0.8 million and $5.0 million for the three and nine months ended September 30, 2023 and 2022, respectively. The Company reclassified less than $0.1 million and $0.2 million during the three and nine months ended September 30, 2023 and 2022, respectively, representing the amortization of the cash flow hedge fair value to net income.

10.   LEASES

As of September 30, 2023, the Company’s lease portfolio consisted of operating and finance real estate leases for its sales offices, performance institutes, warehouses and corporate related facilities. In addition, the Company has various live event production service arrangements that contain operating and finance equipment leases. The Company’s real estate leases have remaining lease terms of approximately one year to 27 years, some of which include options to extend the leases. The Company’s equipment leases, which are included as part of various operating service arrangements, generally have remaining lease terms of approximately one year to seven years. Generally, no covenants are imposed by the Company’s lease agreements.

25

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Quantitative Disclosures Related to Leases

The following table provides quantitative disclosure about the Company’s operating and finance leases for the periods presented  (dollars in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Lease costs
Finance lease costs:
Amortization of right-of-use assets	$842	$—	$842	$—
Interest on lease liabilities	1,072	—	1,072	—
Operating lease costs	1,189	256	2,945	1,717
Other short-term and variable lease costs	260	(354)	447	(244)
Total lease costs	$3,363	$(98)	$5,306	$1,473

Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$—	$—	$—	$—
Operating cash flows from operating leases	$712	$114	$2,038	$1,458
Finance cash flows from finance leases	$—	$—	$—	$—
Right-of-use assets obtained in exchange for new finance lease liabilities (1)	$237,360	$—	$237,360	$—
Right-of-use assets obtained in exchange for new operating lease liabilities (1)	$14,294	$2,009	$14,294	$2,966

	As of
	September 30,	December 31,
	2023	2022
Weighted-average remaining lease term (in years) - finance leases	25.1	N/A
Weighted-average remaining lease term (in years) - operating leases	9.1	10.9
Weighted-average discount rate - finance leases	8.8%	N/A
Weighted-average discount rate - operating leases	6.8%	6.3%
(1)	The amounts for the three and nine months ended September 30, 2023 are primarily related to the assets acquired from WWE as discussed in Note 3, Acquisition of WWE.

Maturity of lease liabilities as of September 30, 2023 were as follows (in thousands):

	Operating	Finance
	Leases	Leases
2023	$2,229	$6,934
2024	7,052	27,554
2025	6,275	24,412
2026	6,067	24,773
2027	5,737	20,600
Thereafter	24,343	519,683
Total future minimum lease payment	51,703	623,956
Less: imputed interest	(14,989)	(384,483)
Present value of future minimum lease payments	$36,714	$239,473

26

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

11. STOCKHOLDERS’ EQUITY

Amendment and Restatement of Certificate of Incorporation

On September 12, 2023, the Company amended and restated its certificate of incorporation to, among other things, provide for the (a) authorization of 5,000,000,000 shares of Class A common stock with a par value of $0.00001 per share, (b) authorization of 5,000,000,000 shares of Class B common stock with a par value of $0.00001 per share, (c) authorization of 1,000,000,000 shares of preferred stock with a par value of $0.00001 per share, and (d) establishment of a board of directors consisting of 11 members, each of which will serve for one-year terms.

Holders of TKO Class A common stock and holders of TKO Class B common stock are entitled to one vote per share on all matters on which shareholders generally are entitled to vote and, except as otherwise required, will vote together as a single class. Holders of TKO Class B common stock are not entitled to receive dividends and will not be entitled to receive any distributions upon the liquidation, dissolution or winding up of the affairs of the Company.

On September 12, 2023, the Company issued 83,161,123 shares of TKO Class A common stock to the historic WWE stockholders and 89,616,891 shares of TKO Class B common stock to EGH and certain of its subsidiaries.

12.   NON-CONTROLLING INTERESTS

Nonredeemable Non-Controlling Interest in TKO OpCo

In connection with the business acquisition of WWE described in Note 3, Acquisition of WWE, on September 12, 2023, the Company became the sole managing member of TKO OpCo and, as a result, consolidates the financial results of TKO OpCo. The Company reports a non-controlling interest representing the economic interest in TKO OpCo held by the other members of TKO OpCo. TKO OpCo’s operating agreement provides that holders of membership interests in TKO OpCo (“Common Units”) may, from time to time, require TKO OpCo to redeem all or a portion of their Common Units (and an equal number of shares of TKO Class B common stock) for cash or, at the Company’s option, for shares of TKO Class A common stock on a one-for-one basis. In connection with any redemption or exchange, the Company will receive a corresponding number of Common Units, increasing the total ownership interest in TKO OpCo. Changes in the ownership interest in TKO OpCo while the Company retains its controlling interest in TKO OpCo will be accounted for as equity transactions. As such, future redemptions or direct exchanges of Common Units in TKO OpCo by the other members of TKO OpCo will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital.

Redeemable Non-Controlling Interest in the UFC

In July 2018, the Company received an investment of $9.7 million by third parties (the “Russia Co-Investors”) in a newly formed subsidiary of the Company (the “Russia Subsidiary”) that was formed to expand the Company’s existing UFC business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this investment provide the Russia Co-Investors with a put option to sell their ownership in the Russia Subsidiary five years and six months after the consummation of the investment. The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors’ cash contributions less cash distributions, or fair value. As of September 30, 2023 and December 31, 2022, the estimated redemption value was $9.9 million and $9.7 million, respectively.

The changes in carrying value of the redeemable non-controlling interest for the nine months ended September 30, 2023 were as follows (in thousands):

Balance — December 31, 2022	$9,908
Net income attributable to non-controlling interest holders	1,203
Accretion	—
Balance — September 30, 2023	$11,111

27

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

The changes in carrying value of the redeemable non-controlling interest for the nine months ended September 30, 2022 were as follows (in thousands):

Balance – December 31, 2021	$9,700
Net income attributable to non-controlling interest holders	1,638
Accretion	(1,539)
Balance – September 30, 2022	$9,799

13.  EQUITY-BASED COMPENSATION

In connection with the initial public offering of EGH, EGH’s board of directors adopted the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan,  which became effective April 28, 2021 and was amended and restated effective April 24, 2023 (the “EGH 2021 Plan”). Under the EGH 2021 Plan, EGH granted stock options and RSUs to certain employees and service providers of TKO OpCo.

In addition to the Replacement Awards described in Note 2, Summary of Significant Accounting Policies, the Company’s Board of Directors approved and adopted the TKO Group Holdings, Inc. 2023 Incentive Award Plan (the “TKO 2023 Plan”) on September 12, 2023. A total of 10,000,000 shares of TKO Class A common stock have been authorized for issuance under the TKO 2023 Plan. The TKO 2023 Plan provides for the grant of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock or cash based awards and dividend equivalents. Awards may be granted under the TKO 2023 Plan to directors, officers, employees, consultants, advisors and independent contractors of the Company and its affiliates (including TKO OpCo and its subsidiaries).

Equity-based compensation expense, which is included within selling, general and administrative expenses on the Company’s Consolidated Statements of Operations, consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
EGH 2021 Plan	$4,242	$5,603	$15,826	$18,146
Replacement Awards under WWE 2016 Plan	19,381	—	19,381	—
TKO 2023 Plan	935	—	935	—
Equity-based compensation expense	$24,558	$5,603	$36,142	$18,146

EGH 2021 Plan

The terms of each award, including vesting and forfeiture, are determined by the administrator of the EGH 2021 Plan. Key grant terms include one or more of the following: (a) time-based vesting over a two- to five-year period; (b) market-based vesting conditions at graduated levels upon the Company’s attainment of certain market price per share thresholds; and (c) expiration dates (if applicable). Granted awards may include time-based vesting conditions only, market-based vesting conditions only, or both.

The following table summarizes the RSU award activity under the EGH 2021 Plan for the nine months ended September 30, 2023:

	Time Vested RSUs		Market / Market and Time Vested RSUs
	Units	Weighted- Average Grant-Date Fair Value	Units	Weighted- Average Grant-Date Fair Value
Outstanding at January 1, 2023	604,875	$29.57	5,115	$24.65
Granted	303,609	$21.77	—	$—
Released	(297,131)	$29.54	—	$—
Forfeited	(9,209)	$21.73	—	$—
Outstanding at September 30, 2023	602,144	$25.77	5,115	$24.65
Vested and releasable at September 30, 2023	—	$—	—	$—

28

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

The following table summarizes the stock option award activity under the EGH 2021 Plan for the nine months ended September 30, 2023:

	Stock Options
	Units	Weighted-Average Exercise Price
Outstanding at January 1, 2023	286,836	$26.04
Granted	—	$—
Exercised	—	$—
Forfeited or expired	—	$—
Outstanding at September 30, 2023	286,836	$26.04
Vested and exercisable at September 30, 2023	162,452	$25.20

Replacement Awards

Prior to the Transactions, the terms of each WWE award, including vesting and forfeiture, were determined by the administrator of WWE’s 2016 Omnibus Incentive Plan (the “WWE 2016 Plan”). There have been no changes to the terms of these awards as of September 30, 2023 other than with respect to the shares underlying the awards as described in Note 2, Summary of Significant Accounting Policies.  Key grant terms include one or more of the following: (a) time-based vesting over a one- to five-year period; (b) market-based vesting conditions at graduated levels upon the Company’s attainment of certain market price per share thresholds; and (c) expiration dates (if applicable). Granted awards may include time-based vesting conditions only, market-based vesting conditions only, or both.

The following table summarizes the RSU award activity under the WWE 2016 Plan for the nine months ended September 30, 2023:

	Time Vested RSUs
	Units	Weighted- Average Grant-Date Fair Value
Outstanding at January 1, 2023	—	$—
Granted	—	$—
Assumed from WWE	1,011,215	$100.65
Vested	—	$—
Forfeited	—	$—
Dividend equivalents	46,438	$100.65
Outstanding at September 30, 2023	1,057,653	$—
Vested and releasable at September 30, 2023	53,715	$100.65

The following table summarizes the PSU award activity under the WWE 2016 Plan for the nine months ended September 30, 2023:

	Time Vested PSUs		Market / Market and Time Vested PSUs
	Units	Weighted- Average Grant-Date Fair Value	Units	Weighted- Average Grant-Date Fair Value
Outstanding at January 1, 2023	—	$—	—	$—
Granted	—	$—	—	$—
Assumed from WWE	641,190	$100.65	20,460	$100.65
Vested	—	$—	—	$—
Forfeited	—	$—	—	$—
Dividend equivalents	12,988	$100.65	—	$—
Outstanding at September 30, 2023	654,178	$92.31	20,460	$100.65
Vested and releasable at September 30, 2023	21,764	$100.65	—	$—

29

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

TKO 2023 Plan

The terms of each award, including vesting and forfeiture, are determined by the administrator of the TKO 2023 Plan. Key grant terms include time-based vesting over a six-month to four-year period.

The following table summarizes the RSU award activity under the TKO 2023 Plan for the nine months ended September 30, 2023:

Time Vested RSUs
	Units	Weighted- Average Grant-Date Fair Value
Outstanding at January 1, 2023	—	$—
Granted	459,415	$103.05
Vested	—	$—
Forfeited	—	$—
Dividend equivalents	—	$—
Outstanding at September 30, 2023	459,415	$103.05

14.  EARNINGS PER SHARE

Basic earnings per share is calculated utilizing net loss available to common stockholders of the Company from September 12, 2023 through September 30, 2023, divided by the weighted average number of shares of TKO Class A common stock outstanding during the same period. The Company’s outstanding equity-based compensation awards under its equity-based compensation arrangements (refer to Note 13,  Equity-based Compensation) as well as the underlying shares associated with its Convertible Notes  (refer to Note 8,  Debt) were anti-dilutive during the period.

The following tables presents the computation of net loss per share and weighted average number of shares of the Company’s common stock outstanding for the period presented (dollars in thousands, except per share data):

Period From
September 12 -
September 30, 2023
Basic and diluted net loss per share
Numerator
Net loss attributable to TKO Group Holdings, Inc.	$(21,886)

Denominator
Weighted average Class A Common Shares outstanding - Basic	83,161,406

Basic and diluted net loss per share	$(0.26)

Securities that are anti-dilutive this period
Stock options	286,836
Unvested RSUs	2,124,327
Unvested PSUs	674,638
Shares outstanding under Convertible Notes	175,584
TKO Class B Common Shares	89,616,891

30

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

15.  INCOME TAXES

TKO was incorporated as a Delaware corporation in March 2023. As the sole managing member of TKO OpCo, TKO operates and controls all the business and affairs of UFC and WWE. TKO is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax, other than entity-level income taxes in certain U.S. state and local jurisdictions. TKO OpCo’s foreign subsidiaries are subject to entity-level taxes, and TKO OpCo’s U.S. subsidiaries are subject to foreign withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes.

As discussed in Note 3, Acquisition of WWE, the Transactions are accounted for as a reverse acquisition of WWE using the acquisition method of accounting in accordance with ASC 805. As a result, TKO recorded a fair value step-up on the acquired WWE net assets in the amount of $3.3 billion and deferred tax liabilities in the amount of $384.0 million, all of which was recorded through goodwill as of the Closing Date.

In accordance with ASC 740, each interim period is considered integral to the annual period and tax expense is generally determined using an estimate of the annual effective income tax rate ("AETR"). Income tax expense each quarter is computed using the estimated AETR to provide for income taxes on a current year-to-date basis, adjusted for discrete items, if any, that arise in the relevant period. In accordance with the authoritative guidance for accounting for income taxes in interim periods, the Company computed its income tax provision for the three and nine months ended September 30, 2023 and 2022, respectively, based upon the estimated AETR.

The provision for income taxes for the three months ended September 30, 2023 and 2022 is $11.2 million and $5.0 million, respectively, based on pretax income of $32.5 million and $134.7 million, respectively. The effective tax rate is 34.5% and 3.8% for the three months ended September 30, 2023 and 2022, respectively. The provision for income taxes for the nine months ended September 30, 2023 and 2022 is $17.7 million and $12.5 million, respectively, based on pretax income of $209.8 million and $333.0 million, respectively. The effective tax rate is 8.4% and 3.8% for the nine months ended September 30, 2023 and 2022, respectively. The increase in the provision for income taxes for the three and nine months ended September 30, 2023 when compared to the same periods in 2022 is primarily due to the new corporate structure as a result of the Transactions.

The Company’s effective tax rate differs from the U.S. federal statutory rate primarily due to partnership income not subject to income tax and withholding taxes in foreign jurisdictions that are not based on net income.

As of September 30, 2023 and December 31, 2022, the Company had unrecognized tax benefits of $1.4 million and $0.9 million, respectively, for which the Company is unable to make a reasonable and reliable estimate of the period in which these liabilities will be settled with the respective tax authorities.

The Company records valuation allowances against its net deferred tax assets when it is more likely than not that all, or a portion, of a deferred tax asset will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing the likelihood that its deferred tax assets will be recovered based on all available positive and negative evidence, including historical results, reversals of deferred tax liabilities, estimates of future taxable income, tax planning strategies and results of operations. As of September 30, 2023, a valuation allowance of $15.6 million is reflected for the expected partial realizability of deferred tax assets related to foreign tax credits and the full non-realizability of deferred tax assets related to Australia net operating losses.

Other Matters

On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 ("IRA"). The IRA, in addition to other provisions, creates a 15% corporate alternative minimum tax ("CAMT") on adjusted financial statement income for applicable corporations. The CAMT is effective for tax years beginning after December 31, 2022. The IRA did not have a material impact on the Company’s consolidated financial statements.

In December 2022, the Organization for Economic Co-operation and Development ("OECD") proposed Global Anti-Base Erosion Rules, which provides for changes to numerous long-standing tax principles including the adoption of a global minimum tax rate of 15% for multinational enterprises ("GloBE rules"). While various jurisdictions are in the process of enacting legislation to adopt GloBE rules, South Korea,  Japan and the United Kingdom are among the larger jurisdictions that have enacted such legislation as of September 30, 2023. Other countries are expected to adopt GloBE rules in 2023 with effective dates beginning in 2024. Changes in tax laws in the various countries in which the Company operates can negatively impact the Company's results of operations and financial position in future periods. The Company will continue to monitor legislative and regulatory developments in this area.

31

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

16.   RESTRUCTURING CHARGES

During the three months ended September 30, 2023, the Company implemented an ongoing cost reduction program, primarily related to realizing synergy opportunities and integrating the combined operations of WWE and UFC, which resulted in the recording of termination benefits for a workforce reduction of certain employees and independent contractors in the WWE segment and Corporate. As a result, the Company recorded restructuring charges of $31.6 million for the three and nine months ended September 30, 2023, inclusive of $16.5 million of equity-based compensation expenses, which are accrued in accrued liabilities and additional paid-in-capital on the Consolidated Balance Sheets, respectively.

Changes in the Company’s restructuring liability through September 30, 2023 were as follows (in thousands):

Balance — December 31, 2022	$—
Restructuring charges (excluding share-based compensation expense)	15,084
Payments	(925)
Balance — September 30, 2023	$14,159

17. CONTENT PRODUCTION INCENTIVES

The Company has access to various governmental programs that are designed to promote content production within the United States of America and certain international jurisdictions. These programs primarily consist of nonrefundable tax credits issued by a jurisdiction on an annual basis for qualifying expenses incurred during the year in the production of certain entertainment content created in whole or in part within the jurisdiction.

During the three and nine months ended September 30, 2023, the Company recorded content production incentives of $13.1 million related to qualifying content production activities. These incentives are recorded as an offset to production expenses within direct operating costs on the Company’s Consolidated Statements of Operations. The Company did not record any content production incentives during the three and nine months ended September 30, 2022.

18.   COMMITMENTS AND CONTINGENCIES

The Company’s future commitments related to its operating and finance leases are separately disclosed in Note 10,  Leases.

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

UFC Legal Proceedings

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopsonizing the alleged market for elite professional MMA fighters’ services. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the court orally indicated its intention to grant plaintiffs’ motion to certify a Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to September 30, 2017) and to deny plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). On August 9, 2023, the Court issued a written order confirming this ruling. The Company filed a petition with the Ninth Circuit seeking to appeal this ruling under Rule 23(f) of the

32

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

Federal Rules of Civil Procedure. The Ninth Circuit denied the appeal on November 1, 2023. The Court has set a trial date of April 8, 2024 for this case. On June 23, 2021, plaintiffs’ lawyers filed a new case against Zuffa and EGH alleging substantially similar claims but providing for a class period from July 1, 2017 to present; discovery has opened in this case after being stayed since the case was filed. The Company believes that the claims alleged lack merit and intends to defend itself vigorously against them.

WWE Legal Proceedings

On January 11, 2022, a complaint was filed against WWE by MLW Media LLC (“MLW”), captioned MLW Media LLC v. World Wrestling Entertainment, Inc., No. 5:22-cv-00179-EJD (N.D. Cal.), alleging that WWE interfered with MLW’s contractual relationship with Tubi, a streaming service owned by Fox Corp., and MLW’s prospective economic advantage with respect to its relationship with VICE TV, and engaged in unfair business practices in violation of the Sherman Antitrust Act and California law,  including cutting off competitors’ access to licensing opportunities, interfering with contracts, poaching talent, and eliminating price competition. On February 13, 2023, the court dismissed all of MLW’s claims, allowing MLW leave to amend. On March 6, 2023, MLW filed its first amended complaint. On April 7, 2023, WWE moved to dismiss all claims asserted in the first amended complaint, which was denied by the court on June 15, 2023. WWE filed its answer to the amended complaint on August 14, 2023 and the court lifted its stay on discovery. On August 25, 2023, MLW moved to strike WWE’s affirmative defenses. WWE opposed that motion on September 8, 2023, and requested leave to amend its answer. On October 31, 2023, the Court granted WWE’s request for leave to amend and terminated MLW’s motion to strike as moot.  The Company believes that the claims alleged lack merit and intends to defend itself vigorously against them.

As announced in June 2022, a Special Committee of independent members of WWE’s  board of directors (the “Special Committee”) was formed to investigate alleged misconduct by WWE’s then-Chief Executive Officer, Vincent K. McMahon. Mr. McMahon initially resigned from all positions held with WWE on July 22, 2022  but remained a stockholder with a controlling interest and served as Executive Chairman of WWE’s board of directors from January 9, 2023 through September 12, 2023, at which time Mr. McMahon became Executive Chairman of the Board of Directors of the Company. Although the Special Committee investigation is complete, WWE has received, and may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands and/or other claims and complaints arising from, related to, or in connection with these matters.

Additional information with respect to this Note 18 may be found in Part II, Item 1, Legal Proceedings. In addition to the foregoing, from time to time we become a party to other lawsuits and claims. By its nature, the outcome of litigation is not known, but the Company does not currently expect this litigation to have a material adverse effect on our financial condition, results of operations or liquidity.

19.   SEGMENT INFORMATION

Subsequent to the acquisition of WWE and effective September 12, 2023, the Company identified two reportable segments: UFC and WWE, to align with how the Company’s chief operating decision maker (the “CODM”),  the Chief Executive Officer, manages the businesses, evaluates financial results, and makes key operating decisions. The UFC segment consists entirely of the operations of the Company’s UFC business which was the sole reportable segment prior to the acquisition of WWE, while the WWE segment consists entirely of the operations of the WWE business acquired on September 12, 2023.

The Company also reports the results for the “Corporate” group. The Corporate group reflects operations not allocated to the UFC or WWE segments and primarily consists of general and administrative expenses. These expenses relate largely to corporate activities, including information technology, facilities, legal, human resources, finance, accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO’s management and board of directors, which support both reportable segments. Corporate expenses also include management fees paid by the Company to Endeavor under the Services Agreement.

All prior period amounts related to the segment change have been retrospectively reclassified to conform to the new presentation.

The profitability measure employed by the Company’s CODM for allocating resources and assessing operating performance is Adjusted EBITDA. The Company defines Adjusted EBITDA as net income, excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger and acquisition costs, certain legal costs, restructuring, severance and impairment charges, and certain other items when applicable. Adjusted EBITDA includes depreciation and amortization expenses directly related to supporting the operations of the Company’s segments, including content production asset amortization, as well as amortization of right-

33

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

of-use assets related to finance leases of equipment used to produce and broadcast live events. The Company believes the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view the Company’s segment performance in the same manner as the Company’s CODM to evaluate segment performance and make decisions about allocating resources. Additionally, the Company believes that Adjusted EBITDA is a primary measure used by media investors, analysts and peers for comparative purposes.

The Company does not disclose assets by segment information. The Company does not provide assets by segment information to the Company’s CODM, as that information is not typically used in the determination of resource allocation and assessing business performance of each reportable segment. A significant portion of the Company’s assets following the Transactions represent goodwill and intangible assets arising from the Transactions.

The following tables present summarized financial information for each of the Company’s reportable segments (in thousands):

Revenue

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
UFC	$397,520	$340,699	$1,009,435	$868,376
WWE	51,538	—	51,538	—
Total consolidated revenue	$449,058	$340,699	$1,060,973	$868,376

Reconciliation of segment profitability

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
UFC	$238,339	$204,483	$612,796	$526,463
WWE	21,977	—	21,977	—
Corporate	(20,605)	(14,026)	(48,896)	(38,493)
Total Adjusted EBITDA	239,711	190,457	585,877	487,970
Reconciling items:
Equity (earnings) losses of affiliates	(671)	—	309	—
Interest expense, net	(60,636)	(35,319)	(172,439)	(90,767)
Depreciation and amortization	(31,698)	(14,947)	(61,900)	(44,945)
Equity-based compensation expense	(24,558)	(5,603)	(36,142)	(18,146)
Merger and acquisition costs	(67,579)	—	(82,514)	—
Certain legal costs	(6,286)	(273)	(6,774)	(622)
Restructuring, severance and impairment	(15,084)	—	(15,084)	—
Other adjustments	(694)	402	(1,545)	(460)
Income before income taxes and equity (earnings) losses of affiliates	$32,505	$134,717	$209,788	$333,030

34

TKO GROUP HOLDINGS, INC.

Notes to  Consolidated  Financial  Statements

(Unaudited)

20.   RELATED PARTY TRANSACTIONS

EGH and its subsidiaries

EGH and its subsidiaries (collectively, the “Group”), who collectively own approximately 51% of the voting interest in TKO as described in Note 1, Description of Business, provide various services to the Company and, upon consummation of the Transactions, such services are provided pursuant to the Services Agreement. Revenue and expenses associated with such services are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Event and other licensing revenues earned from the Group	$4,667	$2,991	$11,122	$6,795
Expenses incurred with the Group included in direct operating costs (1)	7,580	6,756	15,884	13,822
Expenses incurred with the Group included in selling, general and administrative expenses (2)	6,977	6,350	19,729	19,024
Net expense resulting from Group transactions included within net income (loss)	$(9,890)	$(10,115)	$(24,491)	$(26,051)
(1)	These expenses primarily consist of production and consulting services as well as commissions paid to the Group.
(2)

These expenses primarily consist of management fees paid to the Group. The Company believes that these management fees are a reasonable allocation of costs related to representation, executive leadership, back-office and corporate functions and other services provided by the Group.

Outstanding amounts due to and from the Group were as follows (in thousands):

		As of
		September 30,	December 31,
	Classification	2023	2022
Amounts due from the Group	Accounts receivable	$285	$—
	Other current assets	4,031	23,838
Amounts due to the Group	Accrued liabilities	(163)	—
	Other current liabilities	(3,101)	(7,631)

The Company also reimburses the Group for third party costs they incur on the Company’s behalf. The Company reimbursed $9.3 million and $2.9 million of such costs during the nine months ended September 30, 2023 and 2022, respectively.

Vincent McMahon

Vincent K. McMahon, who serves as Executive Chairman of the Company’s Board of Directors, controls a significant portion of the voting power of the issued and outstanding shares of the Company’s common stock.

Mr. McMahon has agreed to make future payments to certain counterparties personally.  In accordance with the SEC’s Staff Accounting Bulletin Topic 5T, Miscellaneous Accounting, Accounting for Expenses or Liabilities Paid by Principal Stockholders (“Topic 5T”), the Company concluded that these amounts should be recognized by the Company as expenses in the period in which they become probable and estimable. In connection with the acquisition of WWE, the Company assumed $3.5 million of liabilities related to future payments owed by Mr. McMahon to certain counterparties.

Additionally, during the period of September 12, 2023 through September 30, 2023, future payments of $3.5 million became probable and estimable, including consideration of events that occurred subsequent to September 30, 2023. These costs are included within selling, general and administrative expenses in our Consolidated Statements of Operations. As of September 30, 2023, total liabilities of $7.0 million are included within accrued expenses in our Consolidated Balance Sheets related to future payments owed by Mr. McMahon to certain counterparties.

In connection with and/or arising from the investigation conducted by a Special Committee of the former WWE board of directors, Mr. McMahon has agreed to reimburse the Company for additional costs incurred in connection with and/or arising from the same matters.

35

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information set forth in our unaudited consolidated financial statements and related notes included elsewhere in this Quarterly Report and with our audited financial statements and related notes included in the Prospectus. The historical financial data discussed below reflects our historical results of operations and financial position and relates to periods prior to the Transactions (as defined below). As a result, the following discussion does not reflect the significant impact that such events will have on us. This discussion contains forward-looking statements based upon management’s current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various known and unknown factors, including those set forth under Part II, Item 1A. “Risk Factors” and in other sections of this Quarterly Report.

Overview

TKO is a premium sports and entertainment company which operates leading combat sports and sports entertainment brands. The Company monetizes its media and content properties through four principal activities: Media rights and content, Live events, Sponsorship and Consumer products licensing.

TKO was formed through the combination of Zuffa Parent, LLC (n/k/a TKO Operating Company, LLC) which owns and operates the Ultimate Fighting Championship (“UFC”), a preeminent combat sports brand and a subsidiary of Endeavor Group Holdings, Inc. (“Endeavor”), a global sports and entertainment company, and World Wrestling Entertainment, Inc. (n/k/a/ World Wrestling Entertainment, LLC) (“WWE”), a renowned sports entertainment business. The Transactions unite two complementary, market leading sports and sports entertainment brands in a single company supported by Endeavor’s capabilities in premium IP ownership, talent representation, live events and experiences. For additional information regarding the terms of the Transactions, see Note 3, Acquisition of WWE, to our unaudited consolidated financial statements included in this Quarterly Report.

Segments

As of September 30, 2023, we operated our business under two reportable segments, UFC and WWE. In addition, we also report results for the “Corporate” group, which incurs expenses that are not allocated to the business segments.

UFC:

•

The UFC segment reflects the business operations of UFC. Revenue from our UFC segment principally consists of media rights fees associated with the distribution of its programming content; ticket sales and site fees associated with the business’s global live events; sponsorships; and consumer product licensing agreements of UFC-branded products.

WWE:

•

The WWE segment reflects the business operations of WWE. Revenue from our WWE segment principally consists of media rights fees associated with the distribution of its programming content; ticket sales and site fees associated with the business’s global live events; sponsorships; and consumer product licensing agreements of WWE-branded products.

Corporate:

•

Corporate reflects operations not allocated to the UFC or WWE segments and primarily consists of general and administrative expenses. These expenses relate largely to corporate activities, including information technology, facilities, legal, human resources, finance, accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO’s management and board of directors, which support both reportable segments. Corporate expenses also include management fees paid by the Company to Endeavor under the Services Agreement.

Components of Our Operating Results

Revenue

TKO primarily generates revenue via domestic and international media rights fees, ticket sales and site fees at our live events, sponsorships, and consumer products licensing.

Direct Operating Costs

TKO’s direct operating costs primarily include costs associated with our athletes and talent, production, marketing, and venue costs related to its live events, as well as commissions and direct costs with distributors.

36

Selling, General and Administrative

TKO’s selling, general and administrative expenses primarily include personnel costs as well as rent, travel, professional service costs and management fees paid to Endeavor.

Provision for Income Taxes

TKO was incorporated as a Delaware corporation in March 2023.  As the sole managing member of TKO OpCo, TKO operates and controls all the business and affairs of UFC and WWE. TKO is subject to corporate income taxes on its share of taxable income of TKO OpCo. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income tax. TKO OpCo’s foreign subsidiaries are subject to entity-level taxes. TKO OpCo’s U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. TKO OpCo is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

RESULTS OF OPERATIONS

(dollars in millions, except where noted)

The following is a discussion of our consolidated results of operations for the three and nine months ended September 30, 2023 and 2022. This information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue	$449.1	$340.7	$1,061.0	$868.4
Operating expenses:
Direct operating costs	130.3	99.6	302.3	243.5
Selling, general and administrative expenses	193.2	56.5	313.0	155.7
Depreciation and amortization	31.7	15.0	61.9	45.0
Total operating expenses	355.2	171.1	677.2	444.2
Operating income	93.9	169.6	383.8	424.2
Other expenses:
Interest expense, net	(60.6)	(35.3)	(172.4)	(90.8)
Other (expense) income, net	(0.7)	0.4	(1.6)	(0.4)
Income before income taxes and equity (earnings) losses of affiliates	32.6	134.7	209.8	333.0
Provision for income taxes	11.2	5.0	17.7	12.5
Income before equity (earnings) losses of affiliates	21.4	129.7	192.1	320.5
Equity (earnings) losses of affiliates, net of tax	(0.6)	—	0.3	—
Net income	22.0	129.7	191.8	320.5
Less: Net (loss) income attributable to non-controlling interests	(22.5)	0.6	(21.7)	1.6
Less: Net income attributable to TKO Operating Company, LLC prior to the Transactions	66.4	129.1	235.4	318.9
Net loss attributable to TKO Group Holdings, Inc.	$(21.9)	$—	$(21.9)	$—

Revenue

Revenue increased by $108.4 million, or 32%, to $449.1 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022.

•

UFC revenue increased by $56.8 million, or 17%. This increase was primarily driven by $31.2 million of increased media rights and content from domestic and international rights fees resulting from increases in contractual revenues as well as higher fees associated with international renewals and two additional Fight Night events compared to the prior period. Additionally, the increase in revenue was due to $12.7 million of greater live event revenue from having nine events with live audiences compared to eight events in the same prior year period and higher site fees, as well as $12.2 million of higher sponsorship from new sponsors and increases in fees from renewals.

•	WWE contributed revenue of $51.6 million for the period from September 12, 2023 through September 30, 2023 following its acquisition.

Revenue increased by $192.6 million, or 22%, to $1,061.0 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.

37

•

UFC revenue increased by $141.0 million, or 16%. This increase was primarily driven by $81.0 million of increased media rights and content from domestic and international rights fees resulting from increases in contractual revenues as well as higher fees associated with international renewals and one additional pay-per-view (“PPV”) event and one additional Fight Night event compared to the same prior year period. Additionally, the increase in revenue was due to $35.8 million of greater live event revenue from having 21 events with live audiences compared to 17 events in the prior year and higher site fees, as well as $21.1 million of higher sponsorship from new sponsors and increases in fees from renewals.

•	WWE contributed revenue of $51.6 million for the period from September 12, 2023 through September 30, 2023 following its acquisition.

Direct Operating Costs

Direct operating costs increased by $30.7 million or 31% to $130.3 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022.

•

UFC direct operating costs increased by $18.1 million, or 18%. This increase was primarily due to higher costs of $15.7 million from different athlete matchups, as well as higher production costs associated with having two additional Fight Night events and two additional international events than in the same prior year period and direct costs associated with the increase in revenue described above. The increase was also driven by greater marketing and venue expenses due to having nine events with live audiences compared to eight events in the same prior year period.

•	WWE contributed direct operating costs of $12.6 million for the period from September 12, 2023 through September 30, 2023 following its acquisition.

Direct operating costs increased by $58.8 million or 24% to $302.3 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.

•

UFC direct operating costs increased by $46.2 million, or 19%. This increase was primarily due to higher costs of $37.5 million from different athlete matchups, as well as higher production costs associated with having one additional PPV event, one additional Fight Night event and four additional international events than in the same prior year period,  and direct costs associated with the increase in revenue described above. The increase was also driven by greater marketing and venue expenses due to having 21 events with live audiences compared to 17 events in the same prior year period.

•	WWE contributed direct operating costs of $12.6 million for the period from September 12, 2023 through September 30, 2023 following its acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $136.7 million, or 242%, to $193.2 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. This increase was primarily due to $67.5 million of professional fees and bonuses incurred by Zuffa related to the Transactions during the current year period. Additionally, WWE contributed selling, general and administrative expenses of $64.5 million, which included $31.6 million of charges associated with restructuring activities, for the period from September 12, 2023 through September 30, 2023 primarily associated with the Transactions. The remaining increase was primarily due to higher costs for UFC consisting of increased travel expenses associated with having two additional Fight Night events and two additional international events than in the same prior year period, as well as higher cost of personnel and other operating expenses.

Selling, general and administrative expenses increased by $157.3 million, or 101%, to $313.0 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. This increase was primarily due to $82.5 million of professional fees and bonuses incurred by Zuffa related to the Transactions during the current year period. Additionally, WWE contributed selling, general and administrative expenses of $64.5 million, which included $31.6 million of charges associated with restructuring activities for the period from September 12, 2023 through September 30, 2023 primarily associated with the Transactions. The remaining increase was largely due to higher costs for UFC consisting of increased travel expenses associated with having one additional PPV event, one additional Fight Night event and four additional international events than in the same prior year period, as well as higher cost of personnel and other operating expenses.

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Depreciation and Amortization

Depreciation and amortization increased $16.7 million, or 111%, to $31.7 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The increase was primarily due to $16.4 million of expenses associated with the acquisition of WWE.

Depreciation and amortization increased $16.9 million, or 38%, to $61.9 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The increase was primarily due to $16.4 million of expenses associated with the acquisition of WWE.

Interest Expense, Net

Interest expense, net increased $25.3 million, or 72%, to $60.6 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The increase was primarily driven by significantly higher interest rates on variable rate debt slightly offset by lower indebtedness.

Interest expense, net increased $81.6 million, or 90%, to $172.4 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The increase was primarily driven by significantly higher interest rates on variable rate debt slightly offset by lower indebtedness.

Other (Expense) Income, Net

Other (expense) income, net for the three months ended September 30, 2023 and 2022 was primarily driven by $0.7 million and $0.4 million, respectively, of foreign currency transaction losses and gains.

Other (expense) income, net for the nine months ended September 30, 2023 and 2022 was primarily driven by $1.6 million and $0.4 million, respectively, of foreign currency transaction losses.

Provision for Income Taxes

For the three months ended September 30, 2023, TKO recorded a provision for income taxes of $11.2 million compared to a provision of $5.0 million for the three months ended September 30, 2022. This was primarily related to an increase in federal U.S. tax due to TKO’s new corporate structure as a result of the Transactions.

For the nine months ended September 30, 2023, TKO recorded a provision for income taxes of $17.7 million compared to a provision of $12.5 million for the nine months ended September 30, 2022. This was primarily related to an increase in federal U.S. tax due to TKO’s new corporate structure as a result of the Transactions.

Equity (Earnings)  Losses of Affiliates, Net of Tax

Equity earnings of affiliates for the three months ended September 30, 2023 were primarily due to earnings related to our investment in Howler Head.

Equity losses of affiliates for the nine months ended September 30, 2023 were primarily due to losses related to our investment in Howler Head.

Net (Loss) Income Attributable to Non-Controlling Interests

Net (loss) income attributable to non-controlling interests was a loss of $22.5 million and income of $0.6 million for the three months ended September 30, 2023 and 2022, respectively.

Net (loss) income attributable to non-controlling interests was a loss of $21.7 million and income of $1.6 million for the nine months ended September 30, 2023 and 2022, respectively.

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Segment Results of Operations

As of September 30, 2023, we classified our business into two reportable segments: UFC and WWE. Our chief operating decision maker evaluates the performance of our segments based on segment Revenue and segment Adjusted EBITDA. Management believes segment Adjusted EBITDA is indicative of operational performance and ongoing profitability, and Adjusted EBITDA is used to evaluate the operating performance of our segments and for planning and forecasting purposes, including the allocation of resources and capital. Segment operating results reflect earnings before corporate expenses. These segment results of operations should be read in conjunction with our discussion of the Company’s consolidated results of operations included above.

The following tables set forth Revenue and Adjusted EBITDA for each of our segments for the three and nine months ended September 30, 2023:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue:
UFC	$397.5	$340.7	$1,009.4	$868.4
WWE	51.6	—	51.6	—
Total Revenue	$449.1	$340.7	$1,061.0	$868.4

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Adjusted EBITDA:
UFC	$238.3	$204.5	$612.8	$526.5
WWE	22.0	—	22.0	—
Corporate	(20.6)	(14.0)	(48.9)	(38.5)
Total Adjusted EBITDA	$239.7	$190.5	$585.9	$488.0

UFC

The following table sets forth our UFC segment results for the three and nine months ended September 30, 2023:

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	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue
Media rights and content	$266.7	$235.5	$702.5	$621.5
Live events	51.9	39.2	115.6	79.8
Sponsorship	63.8	51.6	148.0	126.9
Consumer products licensing	15.1	14.4	43.3	40.2
Total Revenue	$397.5	$340.7	$1,009.4	$868.4

Direct operating costs	$117.7	$99.6	$289.7	$243.5
Selling, general and administrative expenses	$42.0	$36.6	$106.5	$98.5
Adjusted EBITDA	$238.3	$204.5	$612.8	$526.5
Adjusted EBITDA margin	60%	60%	61%	61%

Operating Metrics
Number of events
Numbered events	4	4	11	10
Fight Nights	9	7	23	22
Total events	13	11	34	32

Location of events
United States	9	9	26	28
International	4	2	8	4
Total events	13	11	34	32

WWE

The following table sets forth our WWE segment results for the three and nine months ended September 30, 2023:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue
Media rights and content	$37.3	$—	$37.3	$—
Live events	5.4	—	5.4	—
Sponsorship	2.6	—	2.6	—
Consumer products licensing	6.3	—	6.3	—
Total Revenue	$51.6	$—	$51.6	$—

Direct operating costs	$10.5	$—	$10.5	$—
Selling, general and administrative expenses	$19.1	$—	$19.1	$—
Adjusted EBITDA	$22.0	$—	$22.0	$—
Adjusted EBITDA margin	43%	N/A	43%	N/A

Operating Metrics
Number of events
Premium live events	—	N/A	—	N/A
Televised events	5	N/A	5	N/A
Non-televised events	5	N/A	5	N/A
Total events	10	N/A	10	N/A

Location of events
United States	10	N/A	10	N/A
International	—	N/A	—	N/A
Total events	10	N/A	10	N/A

Corporate

Corporate expenses relate largely to corporate activities, including information technology, facilities, legal, human resources, finance, accounting, treasury, investor relations, corporate communications, community relations and compensation to TKO’s management and board of directors, which support both reportable segments. Corporate expenses also include management fees paid by the Company to Endeavor under the Services Agreement.

The following table displays results for Corporate for the three and nine months ended September 30, 2023:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Adjusted EBITDA	$(20.6)	$(14.0)	$(48.9)	$(38.5)

Adjusted EBITDA for the three months ended September 30, 2023 decreased by $6.6 million, or 47%, compared to the three months ended September 30, 2022. This decrease was driven by an increase in cost of personnel and other general and administrative expenses.

Adjusted EBITDA for the nine months ended September 30, 2023 decreased by $10.4 million, or 27%, compared to the nine months ended September 30, 2022. This decrease was driven by an increase in cost of personnel and other general and administrative expenses.

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NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income, excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger and acquisition costs, certain legal costs, restructuring, severance and impairment charges, and certain other items when applicable. Adjusted EBITDA margin is a non-GAAP financial measure defined as Adjusted EBITDA divided by Revenue.

TKO management believes that Adjusted EBITDA is useful to investors as it eliminates the significant level of non-cash depreciation and amortization expense that results from its capital investments and intangible assets, and improves comparability by eliminating the significant level of interest expense associated with TKO’s debt facilities, as well as income taxes which may not be comparable with other companies based on TKO’s tax and corporate structure.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases to evaluate TKO’s consolidated operating performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of TKO’s results as reported under GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on TKO’s debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirement for such replacements or improvements; and

•	they are not adjusted for all non-cash income or expense items that are reflected in TKO’s statements of cash flows.

TKO management compensates for these limitations by using Adjusted EBITDA and Adjusted EBITDA margin along with other comparative tools, together with GAAP measurements, to assist in the evaluation of TKO’s operating performance.

Adjusted EBITDA and Adjusted EBITDA margin should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to net income as indicators of TKO’s financial performance, as measures of discretionary cash available to it to invest in the growth of its business or as measures of cash that will be available to TKO to meet its obligations. Although TKO uses Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of its business, such use is limited because it does not include certain material costs necessary to operate TKO’s business. TKO’s presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as indications that its future results will be unaffected by unusual or nonrecurring items. These non-GAAP financial measures, as determined and presented by TKO, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of TKO’s most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

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Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Reconciliation of Net Income to Adjusted EBITDA
Net income	$22.0	$129.7	$191.8	$320.5
Provision for income taxes	11.2	5.0	17.7	12.5
Interest expense, net	60.6	35.3	172.4	90.8
Depreciation and amortization	31.7	15.0	61.9	45.0
Equity-based compensation expense (1)	24.6	5.6	36.1	18.1
Merger and acquisition costs (2)	67.5	—	82.5	—
Certain legal costs (3)	6.3	0.3	6.8	0.6
Restructuring, severance and impairment (4)	15.1	—	15.1	—
Other adjustments (5)	0.7	(0.4)	1.6	0.5
Total Adjusted EBITDA	$239.7	$190.5	$585.9	$488.0
Net income margin	5%	38%	18%	37%
Adjusted EBITDA margin	53%	56%	55%	56%
(1)

Equity-based compensation represents primarily non-cash compensation expense for awards issued under EGH’s 2021 Plan subsequent to its April 28, 2021 IPO, for the Replacement Awards and for awards issued under the 2023 Incentive Award Plan. For the three and nine months ended September 30, 2023, equity-based compensation includes $16.5 million of expense associated with accelerated vesting of the Replacement Awards related to the workforce reduction of certain employees in the WWE segment and Corporate.

(2)	Includes certain costs of professional fees and bonuses related to the Transactions and payable contingent on the closing of the Transactions.
(3)	Includes costs related to certain litigation matters including matters where Mr. McMahon has agreed to make future payments to certain counterparties personally.
(4)

Includes costs resulting from the Company’s cost reduction program during the three and nine months ended September 30, 2023, as described in Note 16, Restructuring Charges, to our unaudited consolidated financial statements.

(5)

For the three months ended September 30, 2023 and 2022, other adjustments was comprised primarily of losses of $0.7 million and gains of $0.4 million, respectively, on foreign exchange transactions. For the nine months ended September 30, 2023 and 2022, other adjustments was comprised primarily of losses of $1.6 million and $0.4 million, respectively, on foreign exchange transactions.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash flows from operations are used to fund TKO’s day-to-day operations, revenue-generating activities, and routine capital expenditures, as well as service its long-term debt.

Credit Facilities

As of September 30, 2023, there is currently outstanding an aggregate of $2.7 billion of first lien term loans under a credit agreement dated August 18, 2016 (as amended and/or restated, the “Credit Agreement”), by and among Zuffa Guarantor, LLC, UFC Holdings, LLC, as borrower, the lenders party hereto and Goldman Sachs Bank USA, as Administrative Agent, which was entered into in connection with the acquisition of Zuffa by EGH in 2016.  The facilities under the Credit Agreement consist of (i) a first lien secured term loan (the “First Lien Term Loan”) and (ii) a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Revolving Credit Facility”, and, together with the First Lien Term Loan, the “Credit Facilities”).  The Credit Facilities are secured by liens on substantially all of the assets of Zuffa Guarantor, LLC, UFC Holdings, LLC and certain subsidiaries thereof.

Following a repricing under the Credit Facilities in January 2021, term loan borrowings under the Credit Facilities bore interest at a variable interest rate equal to either, at its option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to an adjusted LIBOR plus 2.75%-3.00%, depending on the First Lien Leverage Ratio (as defined in the Credit Agreement), in each case with a LIBOR floor of 0.75%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.5%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.75%, plus (ii) 1.75%-2.00%. In June 2023, the parties amended the terms of the First Lien Term Loan to replace the adjusted LIBOR reference rate with Term Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment (as defined in the Credit

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Agreement). The term loans under the Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on April 29, 2026. In December 2022, the Company repaid $50.0 million of term loans under the Credit Facilities.

As of September 30, 2023, the Company had the option to borrow incremental term loans in an aggregate amount equal to at least $455.0 million, subject to market demand, and may be able to borrow additional funds depending on its First Lien Leverage Ratio. The Credit Agreement includes certain mandatory prepayment provisions relating to, among other things, the incurrence of additional debt.

The Revolving Credit Facility has $205.0 million of total borrowing capacity and letter of credit and swingline loan sub-limits of up to $40.0 million and $15.0 million, respectively. Revolving loan borrowings under the Credit Facilities bear interest at a variable interest rate equal to either, at TKO’s option, adjusted LIBOR or ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to an adjusted LIBOR plus 3.50-4.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 2.50-3.00%, depending on the First Lien Leverage Ratio. In April 2023, the parties amended the terms of the Revolving Credit Facility to replace adjusted LIBOR reference rate used for the facility with SOFR. The Company pays a commitment fee Revolving Credit Facility of 0.25-0.50%, based on the First Lien Leverage Ratio and letter of credit fees of 0.125%. As of September 30, 2023, the Company had no borrowings outstanding under the Revolving Credit Facility and $10.0 million outstanding letters of credit. The Revolving Credit Facility matures on October 29, 2024.

The Revolving Credit Facility is subject to a financial covenant if greater than 35% of the borrowing capacity of the Revolving Credit Facility (excluding cash collateralized letters of credit and non-cash collateralized letters of credit of up to $10.0 million) is utilized at the end of any fiscal quarter. This covenant was not applicable on September 30, 2023, as the Company had no borrowings outstanding under the Revolving Credit Facility.

The Credit Agreement contains certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales and transactions with affiliates.

The borrower’s obligations under the Credit Facilities are guaranteed by certain of TKO OpCo’s indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions.

Restrictions on Dividends

The Credit Agreement contains restrictions on TKO’s ability to make distributions and other payments from the respective credit groups. These restrictions on dividends include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to fund certain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, as defined in the Credit Agreement.

Other Debt

In October 2018, UFC entered into a $28.0 million Loan Agreement and a $12.0 million Loan Agreement in order to finance the purchase of a building and its adjacent land (the “Secured Commercial Loans”). The Secured Commercial Loans have identical terms except the $28.0 million Loan Agreement is secured by a deed of trust for UFC’s headquarters building and underlying land in Las Vegas and the $12.0 million Loan Agreement is secured by a deed of trust for the acquired building and its adjacent land, also located in Las Vegas. The Secured Commercial Loans bear interest at a rate of LIBOR + 1.62% (with a LIBOR floor of 0.88%) and principal amortization of 4% is payable in monthly installments with any remaining balance payable on the final maturity date of November 1, 2028. In May 2023, the parties amended the terms of the Secured Commercial Loans to replace the adjusted LIBOR reference rate with SOFR.

The applicable loan agreements each contain a financial covenant that requires UFC to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the applicable loan agreements of no more than 1.15-to-1 as measured on an annual basis (the “Secured Commercial Loan Covenant”). As of September 30, 2023, UFC was in compliance with the Secured Commercial Loan Covenant.

Cash Flows Overview

	Nine Months Ended
	September 30,
	2023	2022
Net cash provided by operating activities	$247.7	$376.8
Net cash provided by (used in) investing activities	$47.6	$(9.8)
Net cash used in financing activities	$(285.3)	$(822.1)

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Operating activities decreased from $376.8 million of cash provided in the nine months ended September 30, 2022 to $247.7 million of cash provided in the nine months ended September 30, 2023. Cash provided in the nine months ended September 30, 2023 was primarily due to net income for the period of $191.8 million, which included non-cash items totaling $128.3 million, offset by the increase in accounts receivable of $46.3 million and the decrease in deferred revenues of $39.8 million due to timing of events and customer payments. Cash provided in the nine months ended September 30, 2022 was primarily due to net income for the period of $320.5 million, which included non-cash items totaling $85.8 million, offset by the increase in accounts receivable of $27.1 million and the decrease in deferred revenues of $10.9 million due to timing of events and customer payments.

Investing activities increased from $9.8 million of cash used in the nine months ended September 30, 2022 to $47.6 million of cash provided in the nine months ended September 30, 2023. Cash provided in the nine months ended September 30, 2023 primarily reflects $381.2 million of cash acquired from WWE as part of the Transactions partially offset by the payment of $321.0 million of deferred compensation in the form of a dividend to former WWE shareholders. Cash used in the nine months ended September 30, 2022 primarily reflects payments for property and equipment.

Financing activities increased from $822.1 million of cash used in the nine months ended September 30, 2022 to $285.3 million of cash used in the nine months ended September 30, 2023. Cash used in the nine months ended September 30, 2023 primarily reflects distributions to Endeavor and subsidiaries of $260.5 million and net payments on debt of $24.5 million. Cash used in the nine months ended September 30, 2022 primarily reflects distributions to Endeavor and subsidiaries of $794.7 million and net payments on debt of $24.5 million.

 Future Sources and Uses of Liquidity

TKO’s sources of liquidity are (1) cash on hand, (2) cash flows from operations and (3) available borrowings under the Credit Facilities (which borrowings would be subject to certain restrictive covenants contained therein). Based on its current expectations, TKO believes that these sources of liquidity will be sufficient to fund its working capital requirements and to meet its commitments, including long-term debt service, for at least the next 12 months.

TKO expects that its primary liquidity needs will be cash to (1) provide capital to facilitate organic growth of its business, (2) pay operating expenses, including cash compensation to its employees, athletes and talent, (3) fund capital expenditures, (4) pay interest and principal when due on the Credit Facilities, (5) pay income taxes, (6) reduce its outstanding indebtedness under the Credit Facilities and (7) as may become applicable, make distributions to TKO stockholders, pursuant to the Company’s dividend policy.

TKO expects to refinance the Credit Facilities prior to the maturity of the outstanding loans in 2026. It currently anticipates being able to secure funding for such refinancing at favorable terms; however, its ability to do so may be impacted by many factors, including TKO’s growth and other factors specific to its business as well as macro-economic factors beyond its control.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to our unaudited consolidated financial statements included in this Quarterly Report, under the captions “Recently Adopted Accounting Pronouncements” and “Recently Issued Accounting Pronouncements,” for further information on certain accounting standards that have been recently adopted or that have not yet been required to be implemented and may be applicable to our future operations.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates.

We believe the following estimates related to certain of our critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, Summary of Significant Accounting Policies, to our unaudited consolidated financial statements included in this Quarterly Report for a summary of our significant accounting policies.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

TKO is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact TKO’s financial position due to adverse changes in financial market prices and rates.

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Interest Rate Risk

TKO’s exposure to changes in interest rates relates primarily to the floating interest component on its long-term debt. The Credit Facilities bear interest at floating rates and it regularly monitors and manages interest rate risks. Holding debt levels constant as of September 30, 2023, a 1% increase in the effective interest rates would have increased our annual interest expense by approximately $27 million.

Foreign Currency Risk

TKO has operations in several countries outside of the United States, and certain of its operations are conducted in foreign currencies, principally the British Pound and the Brazilian Real. The value of these currencies fluctuates relative to the U.S. dollar. These changes could adversely affect the U.S. dollar equivalent of TKO’s non-U.S. dollar revenue and operating costs and expenses and reduce international demand for its content and services, all of which could negatively affect TKO’s business, financial condition and results of operations in a given period or in specific territories.

Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar appreciated by 10% against the foreign currencies used by TKO’s operations in the three and nine months ended September 30, 2023, revenues would have decreased by approximately $2.3 million and $6.1 million, respectively, and operating income would have decreased by less than  $0.1 million and approximately  $0.4 million, respectively.

TKO regularly reviews its foreign exchange exposures that may have a material impact on its business and from time to time uses foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of potential adverse fluctuations in foreign currency exchange rates arising from these exposures. TKO does not enter into foreign exchange contracts or other derivatives for speculative purposes.

Credit Risk

TKO maintains its cash and cash equivalents with various major banks and other high quality financial institutions, and its deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions and the failure of any of the financial institutions where we maintain our cash and cash equivalents or any inability to access or delays in our ability to access our funds could adversely affect our business and financial position.

Item 4. Controls and Procedures

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

The Company’s management has evaluated, with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2023.

Changes in Internal Control over Financial Reporting

The Transactions had a material impact on the financial position, results of operations and cash flows of the combined company from September 12, 2023 through September 30, 2023. The Transactions also resulted in changes in the Company’s internal controls over financial reporting. The Company is in the process of designing and integrating policies, processes, technology, and other components of internal controls over financial reporting. Management will monitor the implementation of new controls and test the operating effectiveness when instances are available in future periods.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For a description of our legal proceedings, refer to Note 18,  Commitments and Contingencies, to our unaudited consolidated financial statements.

On July 17, 2023, federal law enforcement agents executed a search warrant and served a federal grand jury subpoena on Mr. McMahon. No charges have been brought in these investigations. WWE has received voluntary and compulsory legal demands for documents, including from federal law enforcement and regulatory agencies, concerning the investigation and related subject matters.

Item 1A. Risk Factors

Investing in our Class A common stock involves substantial risks. You should carefully consider the following factors, together with all of the other information included in this Quarterly Report on Form 10-Q, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this Quarterly Report on Form 10-Q and in the Prospectus before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. We cannot assure you that any of the events discussed below will not occur. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could adversely affect our business. Please also see “Forward-Looking Statements” for more information.

Risks Related to Our Business

Our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation, can significantly impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising, decreases in attendance at live events, and purchases of pay-per-view (“PPV”), among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic and geopolitical conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, such as those that occurred during the COVID-19 pandemic, could have an adverse effect on our business, financial condition, and results of operations.

We depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements, certain of which we anticipate negotiating soon, could adversely affect our ability to distribute our media content, WWE Network and/or other of our goods and services, which could adversely affect our operating results.

A key component of our success is our relationships with television and cable networks, satellite providers, digital streaming and other distribution partners, as well as corporate sponsors. We are dependent on maintaining these existing relationships and expanding upon them so that we have a robust network with whom we can work to arrange multimedia rights sales and sponsorship engagements, including distribution of our events and media content. Our television programming for our events is distributed by television and cable networks, satellite providers, PPV, digital streaming, and other media. We have depended on, and will continue to depend on, third parties for many aspects of the operations and distribution of WWE Network. We have an important relationship with ESPN as they are the exclusive domestic distributor of all UFC events. Because a large portion of our revenues are generated, directly and indirectly, from the distribution of our events, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us, or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our business. We regularly engage in negotiations relating to substantial agreements covering the distribution of its television programming by carriers located in the United States and abroad. We have agreements with multiple PPV providers globally and distribute a portion of our events through PPV, including certain events that are sold exclusively through PPV. We have substantial relationships with NBCU, which carries RAW and NXT through its cable networks. WWE Network is distributed exclusively via Peacock in the domestic market. Fox Network currently carries SmackDown, which will move to USA Network beginning October 2024. These relationships are expected to continue to constitute a significant percentage of our revenues. We anticipate that we will be involved in negotiations to renew or replace our domestic television distribution rights agreements for RAW and NXT with their current licensees or others before their expirations through 2024. These domestic licenses together account for a very significant portion of our

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media segment revenues and profitability. No assurances can be provided as to the outcome of these negotiations. There is no guarantee that the growth in value of sports media licensing rights in the recent years will continue or can be maintained or that the current value of our sports media licensing rights will not diminish over time. Any adverse change in these relationships or agreements, including as a result of U.S., European Union and United Kingdom trade and economic sanctions and any counter-sanctions enacted by such sanctioned countries (e.g., Russia), or a deterioration in the perceived value of our sponsorships or these distribution channels, could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

The manner in which audio/media content is distributed and viewed is constantly changing, and consumers have increasing options to access entertainment video. Changes in technology require resources including personnel, capital and operating expenses. Conversely, technology changes have also decreased the cost of video production and distribution for certain programmers (such as through social media), which lowers the barriers to entry and increases the competition for viewership and revenues. We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations, it may lead to a loss of consumers viewing our content, a reduction in revenues from attendance at our live events, a loss of ticket sales, or lower site fee revenue. Our ability to effectively generate revenue from new content distribution platforms and viewing technologies will affect our ability to maintain and grow our business. Emerging forms of content distribution may provide different economic models and compete with current distribution methods (such as television, film, and PPV) in ways that are not entirely predictable, which could reduce consumer demand for our content offerings.

We must also adapt to changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. Cable and broadcast television distribution constitutes a large part of our revenues. The number of subscribers and ratings of television networks and advertising revenues in general have been impacted by viewers moving to alternative media content providers, a process known as “cord cutting” and “cord shaving”. Developments in technology may have added, and may continue to add, to this shift as consumers’ expectations relative to the availability of video content on demand, their willingness to pay to access content and their tolerance for commercial interruptions evolve. Many well-funded digital companies (such as Amazon, Apple, Facebook, Hulu, Netflix and YouTube) have been competing with the traditional television business model and, while it has been widely reported that they are paying significant amounts for media content, it is not clear that these digital distributors will replace the importance (in terms of money paid for content, viewer penetration and other factors) of television distribution to media content owners such as WWE and UFC. Our media partners’ businesses are affected by their sale of advertising and subscriptions for their services. If they are unable to sell advertising and/or subscriptions either with regard to WWE and UFC programming specifically or all of their programing generally, it could adversely affect our operating results. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition, and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced personnel, or enter into multimedia, licensing, and sponsorship engagements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning Endeavor or us, members of our or Endeavor’s management or other key personnel or the athletes that participate in our events. Many athletes that participate in our events are public personalities with large social media followings whose actions generate significant publicity and public interest. Any adverse publicity relating to such individuals or individuals that we employ or have a contractual relationship with, or to us, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination, or other misconduct, could result in significant media attention, even if not directly relating to or involving us, and could have a negative impact on our professional reputation. This could result in termination of media rights agreements, licensing, sponsorship or other contractual relationships, or our ability to attract new sponsorship or other business relationships, or the loss or termination of such employees’ services, all of which could adversely affect our business, financial condition, and results of operations.

The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results.

We face competition from a variety of other domestic and foreign companies. We also face competition from alternative providers of the content and events that we offer, including Bellator, M-1 Global, Professional Fighters League, Combate Global, Invicta FC, Cage Warriors, AMC Fight Nights, ONE Championship, Rizin Fighting Federation, Absolute Championship Akhmat, Pancrase, Caged Steel, Eagle Fighting Championship, KSW, Extreme Fighting Championship, All Elite Wrestling, Impact Wrestling, Ring of Honor and New Japan Pro-Wrestling, and from other forms of media, entertainment and leisure activities in a rapidly changing and increasingly

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fragmented environment. Other new and existing professional wrestling leagues also compete with our goods and services. For the sale of our consumer products, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live events, or brand, which could have an adverse effect on our business, financial condition, and results of operations.

We depend on the continued services of executive management and other key employees, and of our parent company, Endeavor. The loss or diminished performance of these individuals, or any diminished performance by Endeavor, could adversely affect our business.

Our performance is substantially dependent on the continued services of executive management and other key employees as well as our relationship with our parent company, Endeavor, with whom we have various service agreements. We cannot be sure that any adverse effect on Endeavor’s business would not also have an adverse effect on our business, financial condition, and results of operations. Further, members of our or Endeavor’s executive management may not remain with Endeavor or us and may compete with us in the future. The loss of any member of our or Endeavor’s executive management teams could impair our ability to execute our business plan and growth strategy, have a negative impact on our business, financial condition, and results of operations, or cause employee morale problems or the loss of additional key employees.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of our brand, events, and the athletes that participate in our events. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including the market demand for the distribution rights to live events, which are unpredictable and may be affected by factors such as changes in the social and political climate, global epidemics such as the COVID-19 pandemic or general macroeconomic factors. Changes in consumers’ tastes or a change in the perceptions of our brand and business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers, or anticipate and respond to changes in consumer preferences, could result in reduced demand for our events and content offerings, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently, and it can be challenging to anticipate what offerings will be successful at any point in time. We may invest in our content and events before learning the extent to which we will achieve popularity with consumers. A lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns, disputes with production teams, or severe weather conditions, could have an adverse effect on our business, financial condition and results of operations.

Owning and managing events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing live events for which we sell media and sponsorship rights, ticketing and hospitality. Organizing and operating a live event involves significant financial risk as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often incur expenses prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these costs, fail to generate the anticipated revenue, and could be forced to issue refunds for ticket sales and generate lower than expected media rights, sponsorship and licensing fees. If we are forced to postpone a planned event, we could incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue, and may have to refund fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including severe weather conditions, issues with obtaining permits or government regulation, athletes failing to participate, as well as operational challenges caused by extraordinary incidents, such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics, or similar events. Such incidents have been shown to cause a nationwide and global disruption of commercial and leisure activities.

In some United States and foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or permits for events in order for us to promote and conduct our live events. Foreign jurisdictions require visas for personnel and talent at international live events. In international markets, third-party promoters generally oversee permitting and regulatory matters. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of our third-party promoters, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events in jurisdiction(s),

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in addition to the lost revenues and expenses of the missed event(s), could lead to a decline in various revenue streams in such jurisdiction(s).

We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient, may no longer cover a pandemic and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our reputation or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We are currently named in five related class-action lawsuits filed against us alleging that we violated Section 2 of the Sherman Act by monopolizing an alleged market for the promotion of elite professional MMA bouts and monopsonizing an alleged market for the services of elite professional MMA athletes. On August 9, 2023, the plaintiffs in the class-action lawsuits were certified as a class. If we are unable to resolve these or other matters favorably, our business, operating results, and our financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition.

The special committee of independent members of WWE’s Board of Directors’ investigation into allegations of misconduct by Mr. McMahon, and any further allegations and investigations may have an adverse financial and operational impact on our business performance.

On June 17, 2022, WWE and its then Board of Directors announced that a special committee of independent members of its Board of Directors (the “Special Committee”) was formed to investigate alleged misconduct by WWE’s then-Chief Executive Officer, Vincent K. McMahon. On July 22, 2022, Mr. McMahon resigned from all positions held with WWE but remained a stockholder with a controlling interest. On January 9, 2023, WWE’s Board of Directors elected Mr. McMahon as Executive Chairman thereto, and Mr. McMahon subsequently returned to WWE.

On July 25, 2022, based on the findings of the Special Committee investigation, WWE announced that it had determined that certain payments that Mr. McMahon agreed to make during the period from 2006 through 2022 (including amounts paid and payable in the future totaling $14.6 million) were not appropriately recorded as expenses in WWE’s consolidated financial statements. WWE subsequently identified two additional payments totaling $5.0 million unrelated to the alleged misconduct by Mr. McMahon that led to the Special Committee investigation, that Mr. McMahon made in 2007 and 2009 that were not appropriately recorded as expenses in the WWE’s consolidated financial statements. Together, these unrecorded expenses total $19.6 million (the “Unrecorded Expenses”). All payments underlying the Unrecorded Expenses have been or will be paid by Mr. McMahon personally. WWE determined that, while the amount of Unrecorded Expenses was not material in any individual period in which the Unrecorded Expenses arose, the aggregate amount of Unrecorded Expenses would be material if recorded entirely when identified in the second quarter of 2022. Accordingly, WWE revised its previously issued financial statements to record the Unrecorded Expenses in the applicable periods for the years ended December 31, 2019, 2020 and 2021, as well as the first quarter of 2021 and 2022. In light of the Unrecorded Expenses and related facts, WWE concluded that its internal control over financial reporting was not effective as a result of one or more material weaknesses. Although the Special Committee investigation was completed, WWE also received, and the Company may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands and/or other claims and complaints arising from, related to, or in connection with these matters.

Subsequent to WWE’s restatement for the Unrecorded Expenses, WWE was informed of certain additional claims, which have been settled by Mr. McMahon. When the amounts became probable and estimable in the fourth quarter of 2022, including consideration of events that occurred subsequent to December 31, 2022, WWE recorded an additional $7.4 million of expenses. Mr. McMahon has made or will make all related payments personally.

Professional costs resulting from WWE’s Special Committee’s investigation have been significant and are expected to continue to be significant as the Company continues to incur costs arising from ongoing and/or potentially new regulatory, investigative and enforcement inquiries, subpoenas and demands and claims. We expect Mr. McMahon to reimburse the Company for reasonable expenses

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incurred in connection with the investigation. Although we are not aware that significant business has been lost to date, it is possible that a change in the perceptions of our business partners could occur as a result of the investigation or other matters described above. In addition, as a result of the investigation or other matters described above, certain other operational changes, including without limitation other personnel changes, have occurred and may continue to occur in the future, which may have adverse financial and operational impacts on our business. Any adverse impacts as a result of the investigation and related matters, and any further allegations or investigations, could exacerbate any of the risks described herein.

Mr. McMahon’s membership on our Board could have adverse financial and operational impacts on our business.

Mr. McMahon’s membership on our Board could expose us to negative publicity and/or have other adverse financial and operational impacts on our business. His membership also may result in additional scrutiny or otherwise exacerbate the other risks described herein. Any of these outcomes could directly or indirectly have adverse financial and operational impacts on our business.

The impact of global pandemics or other outbreaks, such as the COVID-19 pandemic, could adversely affect our business, financial condition and results of operations.

Our operations and events could be impacted by restrictions resulting from global pandemics or similar outbreaks, such as the COVID-19 pandemic. While activity has resumed in all of our businesses and restrictions in locations where we operate have been lessened or lifted in most cases, such restrictions could in the future be increased or reinstated. We will assess and respond to any such pandemics or outbreaks, including by abiding by any new government-imposed restrictions, market by market. We are unable to accurately predict the ultimate impact any global pandemics or similar outbreaks will have on our operations going forward due to the aforementioned uncertainties.

Our key personnel, athletes and performers may be adversely impacted by immigration restrictions and related factors.

Our ability to retain our key personnel is impacted, at least in part, by the fact that a portion of our key personnel in the United States are comprised of foreign nationals who are not United States citizens. Similarly, some of our athletes and performers are foreign nationals who are not United States citizens. In order to be legally allowed to work or compete in the United States, these individuals generally hold non-immigrant visas (which may or may not be tied to us) or green cards, the latter of which makes them permanent residents in the United States.

The ability of these foreign nationals to remain and work or compete in the United States is impacted by a variety of laws and regulations, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations, or procedures could adversely affect our ability to hire or retain these key personnel or sponsor athletes and performers who are not United States citizens and could affect our costs of doing business. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work or compete in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we are unable to retain an employee or sponsor an athlete or performer who is a foreign national as a result.

Corresponding issues apply with respect to our key personnel and performers working, and athletes competing, in countries outside of the United States relating to citizenship and work authorizations. Similar changes in applicable laws, regulations or procedures in those countries could adversely affect our ability to hire or retain key personnel or sponsor athletes and performers internationally.

Our business is international in nature and may require employees, contractors, athletes and performers that participate in our events to frequently travel or live abroad. The ability of our key personnel, contractors and the athletes and performers that participate in our events to travel internationally for their work or to participate in our events is impacted by a variety of laws and regulations, policy considerations of foreign governments, the processing procedures of various government agencies and geopolitical actions, including war and terrorism (for example, the conflicts in Eastern Europe and the Middle East), or natural disasters including earthquakes, hurricanes, floods, fires, as well as pandemics. In addition, our production of live events internationally subjects us to the numerous risks involved in foreign travel and operations and also subjects us to local norms and regulations, including regulations requiring us to obtain visas for our key personnel and, in some cases, contractors, athletes and performers that participate in our events. Actions by athletes and performers that are out of our control may also result in certain countries barring them from travelling internationally, which could adversely affect our business. If our key personnel, contractors, athletes and performers that participate in our events were prevented from conducting their work internationally for any reason, it could have an adverse effect on our business, financial condition, and results of operations.

Our failure to continue to build and maintain our brands of entertainment could adversely affect our operating results.

We must continue to build and maintain our strong brand identities to attract and retain fans who have a number of entertainment choices. The creation, marketing and distribution of live events and programming content that our fans value and enjoy is at the core of our business. The production of compelling live, televised and streamed content is critical to our ability to generate revenues across our media platforms and product outlets. Also important are effective consumer communications, such as marketing, customer service and

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public relations. The role of social media use by fans and by us is an important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brands, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in our television ratings, attendance at our live events post-pandemic, and/or otherwise impact our sales of goods and services, which would adversely affect our operating results.

Our failure to retain or continue to discover key athletes and performers could lead to a decline in the appeal of our events, our storylines and the popularity of its brand of entertainment, which could adversely affect its operating results.

Our success depends, in large part, upon our ability to identify, discover and retain athletes and athletic performers who have the physical ability, acting ability and presence or charisma to succeed in our live events, programming content and, with respect to WWE, the portrayal of characters in our live events and programing. We cannot guarantee that we will be able to continue to identify these athletes and performers. Additionally, throughout our history, athletes and performers from time to time have stopped participating in our events for any number of reasons, and we cannot guarantee that we will be able to retain our current athletes and performers either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key athletes and performers, an increase in the costs required to attract and retain such athletes and performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key athletes or performers could lead to a decline in the popularity of our brand of entertainment and events. Any of the foregoing issues could adversely affect our operating results.

We rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business.

We rely on technology, such as our information systems, content distribution systems, ticketing systems, and payment processing systems, to conduct our business. We also rely on the technology systems of third parties (including Peacock and ESPN) with whom we partner in our operations. This technology is vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners, and vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

Interruptions in these systems, or with the Internet in general, whether due to fault by any party or due to weather, natural disasters, terrorist attacks, power loss or other force majeure type events, could make our content unavailable or degraded. These service disruptions or failures could be prolonged. Delivery of video programming over the Internet is done through a series of carriers with switch-overs between carriers. Television delivery is extremely complex and includes satellite, fiberoptic cable, over-the-air delivery and other means. Any point of failure in this distribution chain would cause a disruption or degradation of our signal. Service disruption or degradation for any of the foregoing reasons could diminish the overall attractiveness of our content. We do not carry insurance that would cover us in the event of many types of business interruption that could occur.

There can be no assurance that our efforts to protect our confidential and personal information and that of our other business relationships and our investments in information technology will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential or personal information. Such incidents could adversely affect our business operations, and reputation. Any such breach could require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines, compensation and/or damages liabilities.

Our insurance policy that covers data security, privacy liability, and cyber-attacks may not be adequate to cover losses arising from breaches or attacks on our systems. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of confidential or personal information. For example, the California Consumer Privacy Act of 2018 (the “CCPA”) imposes a private right of action for security breaches that could lead to some form of remedy including regulatory scrutiny, fines, private right of action settlements, and other consequences. As a further example, where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alternation, unauthorized disclosure of, or access to, personal data in respect of which UFC is a controller or processor under the GDPR (as defined below), this could result in fines of up to €20.0 million or 4% of annual global turnover under the EU GDPR (as defined below) or £17.50 million and 4% of total annual revenue in the case of the UK GDPR (as defined below). We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

We rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming, and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and those of our third-party vendors. Any significant interruption or failure of the technology upon which we rely, or any

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significant breach of security, could result in decreased performance and increased operating costs (including refunds to impacted end users), adversely affecting our business, financial condition, reputation and results of operations.

In addition, our use of technology systems and applications presents the potential for further vulnerabilities. For instance, we may be subject to spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees, officers, or athletes, abuse of comments and message boards, fake reviews, doxing, and swatting. We cannot assure you that our internal policies in place to protect against these vulnerabilities will be successful or that we will not be adversely affected should one of these events occur.

Unauthorized disclosure of sensitive or confidential customer information could harm our business and standing with our customers.

The protection of our customer, employee, and other company data is critical to us. We collect, store, transmit, and use personal information relating to, among others, our employees, consumers, and event participants, as well as a range of talent and production information and data that may be provided to us by our vendors. As a result of the COVID-19 pandemic, we also collect certain COVID-related health and wellness information about our employees and others. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of such confidential information. Our facilities and systems, and those of our third-party service providers, may be threatened by or become the target of security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors, or other similar events. We have had and in the future may have breaches of our security systems and unauthorized access to sensitive and confidential information. Any security breach involving the misappropriation, loss or other unauthorized disclosure of employee, customer or other information, whether by us or our third-party service providers, could damage our reputation, result in the loss of customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations, and harm our business. In addition, media and public scrutiny of information security and privacy has become more intense in recent years. As a result, we may incur significant costs to change our business practices or modify our offerings in connection with the protection of personally identifiable information as well as implementing future information security standards.

We also seek to protect trade secrets, confidential information, personal information and other proprietary information, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to such information, such as our employees, collaborators, consultants, advisors and other third parties. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology, information and processes. Further, despite these efforts, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information as any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Defending a claim that a party illegally disclosed or misappropriated a trade secret or confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Regulatory action for alleged privacy violations could result in significant fines, orders to cease data processing or other penalties.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, storage, and disposal of personal or sensitive information around the world, including the European Economic Area (“EEA”). As a result, our business is subject to complex and continually evolving (and at times conflicting) U.S. (federal and state) and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

For example, in Europe, we are subject to the General Data Protection Regulation 2016/679 and applicable national supplementing laws (“EU GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the U.K. General Data Protection Regulation and Data Protection Act of 2018 (“UK GDPR”, and together with the EU GDPR, the “GDPR”). The GDPR creates requirements for in-scope businesses regarding personal data, broadly defined as information relating to an identifiable person.

Non-compliance carries potential significant monetary penalties of up to the higher of 4% of a company’s worldwide annual turnover or €20 million/£17.5 million under the EU GDPR and UK GDPR, respectively. We may also face orders to cease/change our processing of personal data, as well as civil claims (including class actions), enforcement notices, assessment notices (for a compulsory audit) and reputational damage.

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Under the GDPR, and other privacy regimes globally, we are subject to rules regarding cross-border transfers of personal data. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and United Kingdom to the U.S. and other jurisdictions. For example, on July 16, 2020, the Court of Justice of the European Union invalidated the EU-US Privacy Shield Framework, under which personal data could be transferred from the EEA to relevant self-certified U.S. entities, and further noted that reliance on the Standard Contractual Clauses alone (a standard, non-negotiable form of contract approved by the European Commission as an adequate personal data transfer mechanism, and a potential alternative to the Privacy Shield Framework) may not necessarily be sufficient in all circumstances. Subsequent European court and regulatory decisions have taken a restrictive approach to international data transfers.

We are currently implementing the Standard Contractual Clauses and rely on transfer impact assessments to transfer personal information outside the EEA and the UK, including to the United States. As supervisory authorities within the EEA issue further guidance on international data transfers under the GDPR, and as enforcement actions continue, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or it could affect our operations and the manner in which we provide our services (for example, we may have to stop using certain tools and vendors and make other operations changes). There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

In addition, as discussed above, the CCPA imposes significant data privacy and potential statutory damages related to data protection for the data of California residents. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur significant costs and expenses in an effort to comply. Further, on November 3, 2020, the California Privacy Rights Act (the “CPRA”) was voted into law by California residents. The CPRA, which went into effect on January 1, 2023 and became enforceable on July 1, 2023, significantly amends the CCPA and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of personal and sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The CCPA has encouraged similar data privacy laws to be considered and enacted in other states across the United States. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which took effect on January 1, 2023. The VCDPA creates consumer rights, similar to the CCPA, and imposes corresponding obligations on covered companies, relating to the access to, deletion of, and disclosures of personal data collected by covered businesses about Virginia residents. The VCDPA provides for civil penalties for violations that are enforceable by the Virginia Attorney General. Further, Colorado, Utah, Connecticut, Iowa, and Indiana, Montana, Tennessee, Florida and Texas have enacted the Colorado Privacy Act, the Utah Consumer Privacy Act, the Connecticut Data Privacy Act, Iowa Consumer Data Protection Act, and the Indiana Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Tennessee Information Protection Act, the Florida Digital Bill of Rights, and the Texas Data Privacy and Security Act respectively, which will go into effect in 2023 (Colorado, Utah and Connecticut), 2024 (Montana, Florida and Texas) 2025 (Iowa and Tennessee) and 2026 (Indiana), and will impose obligations similar to or more stringent than those we may face under other data protection laws. Montana and Tennessee also have laws that are awaiting signature by their respective state governors (with, and there are similar bills in other states in the legislative process) and, more generally, these laws mark the beginning of a trend toward more stringent data privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. Further, broad federal data privacy legislation also has been proposed. Recent, new, and proposed state and federal legislation relating to data privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional compliance programs, could impact strategies and availability of previously useful information, and could result in increased compliance costs and/or changes in business practices and policies.

Our global reach means we are subject to other privacy regimes, and new laws are being enacted regularly, including laws which may have potentially conflicting requirements that would make compliance challenging. If the trend of increasing enforcement by regulators of such laws as reflected in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to better understand users. Recent U.S. and European court and regulator decisions are driving increased attention to cookies and tracking technologies and privacy activists are referring non-compliant companies to regulators. If the trend of increasing enforcement by regulators of the strict approach including opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

Any failure to comply with data protection laws and/or regulations that results in a data security breach could require notifications to data subjects and/or owners under federal, state and/or international data breach notification laws and regulations. The effects of any

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applicable U.S. state, U.S. federal and international laws and regulations that are currently in effect or that may go into effect in the future, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such laws and regulations. Responding to allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with one another or inconsistent with our existing data management practices or the features of our products and services. Any actual or perceived failure to comply with these and other data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risks of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could harm our business. In addition, we or our third- party service providers could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our or our third-party service providers’ businesses. Any of the foregoing could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.

If, for any number of reasons, we are unable to continue to develop and monetize WWE Network successfully, it could adversely affect our operating results.

Our ability to continue to develop and monetize WWE Network is subject to various risks, including our need to attract, retain and replace fans as well as our reliance on partners to offer our content. The markets for entertainment video are intensely competitive and include many subscription, transactional and ad-supported models and vast amounts of pirated materials, all of which capture segments of the entertainment video market. These markets have been and are expected to continue to be subject to rapid changes, and new technologies and evolving business models are developing at a fast pace. In domestic markets, WWE Network is carried exclusively as a part of Peacock. Our ability to attract and retain fans for WWE Network internationally and for Peacock domestically will depend in part on our ability to provide consistent high-quality content and a high level of service that is perceived as a good value for the consumer’s entertainment dollars in the face of this intense competition. Our failure to do so could adversely affect our business and operating results.

Fans have the ability to receive streaming WWE content through their PCs, Macs and other Internet-connected devices, including game consoles and mobile devices, such as tablets and mobile phones as well as smart televisions and Blu-Ray players. We intend to continue to offer WWE Network in international markets through available platforms and partners. As a result, we rely on outside partners to develop, supply and maintain technology and infrastructure necessary to deliver our content and interact with the user. If we are not successful in maintaining, renewing and/or replacing this technology or if we or Peacock are not successful in entering into and maintaining relationships with platform providers, if we or our partners (including Peacock) encounter technological, licensing or other impediments to streaming our content, or if viewers either upgrade existing platforms or migrate to new platforms in such a way that we or our partners (including Peacock) do not or cannot deliver through the new or upgraded platform, our ability to reach our fans and monetize our content successfully could be adversely impacted. Certain platforms, such as Amazon, Apple, Netflix and Hulu, offer their owned or licensed content and, therefore, may be disincentivized to promote and deliver our content at the same level as provided for their content.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in our brands including, but not limited to, “UFC,” “OCTAGON,” “ULTIMATE FIGHTING CHAMPIONSHIP,” “AS REAL AS IT GETS,” “ULTIMATE FIGHTER,” “WWE,” “RAW,” “SMACKDOWN,” “NXT” and “WRESTLEMANIA,” as well as the UFC and WWE logos and the 2 dimensional octagon shape, in an attempt to obtain and protect our brands and their public recognition. Our brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks, copyrights, and other intellectual property rights are critical to our success and competitive position. During trademark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or equivalent authorities in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections and, consequently, may be unable to obtain sufficient protection for certain trademarks.

Our intellectual property rights may be challenged, opposed, and/or invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. In addition, we may seek to oppose, cancel and/or invalidate a third party’s intellectual property rights if we deem such intellectual property violates our rights but we may be unsuccessful in doing so. If we fail to secure intellectual property rights or maintain our intellectual property, competitors might be able to use our brands or other intellectual property, which may harm our business. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we may be unable to prevent others (including third party licensees) from infringing, diluting or misappropriating our intellectual property rights. For example, our premium content may be subject to digital piracy by third parties, which we may not detect or be able to prevent. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete and our business may be harmed. In particular, the laws of

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certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect our intellectual property in such countries. In addition, we may be required to forgo protections or rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect loss of rights in these assets could negatively impact our business. We cannot guarantee that the available legal steps we have taken, and take in the ordinary course of business, to reasonably protect our intellectual property will be successful or predict whether these steps will be adequate to prevent infringement or misappropriation of these rights.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings or other litigation or disputes with third-parties related to intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain non-infringing intellectual property (such as through a license), which may not be available on commercially reasonable terms, if at all, or may be nonexclusive, thereby giving our competitors and other third parties access to the same intellectual property rights licensed to us, it could result in harm to our competitive position and could adversely affect our business and financial condition. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments related to our intellectual property and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on our valuation. Any adverse ruling or perception of an adverse ruling in defending our intellectual property rights could have an adverse impact on our financial condition or results of operations. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities and future sales, marketing and distribution activities. If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such rights are invalid or unenforceable, we may be required to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, or pay substantial royalties and other fees.

We may license our trademarks and trade names to third parties, such as distributors, consumer product licensees and sponsors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights and intellectual property rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations. Our technology, data and intellectual property are subject to a heightened risk of theft, unauthorized use or compromise to the extent that we engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as intellectual property, trademarks, copyrights, trade secrets, know-how and customer information and records. Piracy, in particular, threatens to damage our business. Furthermore, piracy services are subject to rapid global growth. The success of our streaming video solutions (e.g., UFC Fight Pass) is directly threatened by the availability and use of pirated alternatives, including the live streaming of our live events on social media and other platforms. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues. The value individual consumers are willing to pay for content that we develop may be reduced if piracy presents a sufficiently compelling consumer proposition.

In the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy could result in us losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code to licensees of intellectual property in instances when a licensor of intellectual property files for bankruptcy, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks by themselves. Further, because we rely heavily on the use and licensing of trademarks, we are at risk of losing royalties and other payments from our licensees in the event of a bankruptcy event. Certain foreign jurisdictions in which we operate do not offer comparable protections.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We operate in various jurisdictions abroad, including through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which it may expand;

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•

more restrictive or otherwise unfavorable government regulation of the entertainment, sports and sports betting industries, which could result in increased compliance costs or otherwise restrict the manner in which we operate and the amount of related fees we are able to charge;

•	limitations on the enforcement of intellectual property rights;
•	enhanced difficulties of integrating any foreign acquisitions;
•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;
•	adverse tax consequences;
•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;
•	limitations on technology infrastructure;
•	variability in venue security standards and accepted practices; and
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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost efficient basis.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our goodwill and indefinite lived intangible assets for impairment annually as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill and indefinite lived intangible assets may not be recoverable. Additionally, we assess if impairment indicators exist related to finite lived intangible assets at each reporting period within our asset groups. To the extent an event occurs suggesting that an asset group’s carrying amount is not recoverable, an impairment assessment is performed. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Adverse impacts to our business could result in impairments and significant charges to earnings.

Participants and spectators in connection with our live events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live events, causing a decrease in our revenue.

We hold numerous live events each year. This schedule exposes our athletes, performers and employees who are involved in the production of those events to the risk of travel and performance-related accidents. There are inherent risks to participants and spectators involved with producing, attending, or participating in live events. Injuries and accidents have occurred and may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our live events at any of our venues or venues that we rent could also result in claims or a reduction in operating income or attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses.

The physical nature of many of our live events exposes the athletes and performers that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in our events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may provide coverage under our accident insurance and event insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. In certain states, notably California and New York, legislative changes have been enacted or are contemplated that draw into question our ability to treat our talent as independent contractors in those states. The impact to us of these initiatives is unknown. If ultimately required, worker’s compensation insurance for our talent or other aspects of their treatment as employees in those states could add expense to, or otherwise alter, our operations, which could affect our business, financial condition and/or results of operations. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes or performers while competing or performing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.

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Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing laws for athletes and the promotion and operation of MMA events;
•	licensing laws for the supply of sports betting data and other related products to gambling operators;
•	licensing, permitting and zoning requirements for operation of our offices, locations, venues, and other facilities;
•	health, safety, and sanitation requirements;
•	the service of food and alcoholic beverages;
•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment related considerations;
•	human rights and human trafficking, including compliance with the U.K. Modern Slavery Act and similar current and future legislation;
•	employment of youth workers and compliance with child labor laws;
•	compliance with the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995;
•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and similar regulations in other countries;
•	compliance with applicable antitrust and fair competition laws;
•

compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or prohibit our ability to do business with specific individuals or entities or in specific countries or territories;

•	compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;
•	marketing activities, including the placement of gambling-related advertising at and around MMA events;
•	environmental protection regulations;
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compliance with current and future privacy and data protection laws imposing requirements for the collecting, processing, storing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;
•	tax laws; and
•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us, including suspension or revocation proceedings relating to licenses we are required to maintain to conduct our business. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. There can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our events or content, reduce revenue, increase costs, or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that

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would impose potential liability on us and other promoters and producers of live events for incidents that occur at their events, particularly relating to drugs and alcohol.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to the FCPA, and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business, directing business to any person, or securing any improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate adjacent to industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, managers, or other business partners or representatives could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise. Any actual or alleged violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a material adverse effect on our reputation, as well as our business, financial condition, results of operations and prospects. Responding to any investigation or action would also likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions, including sanctions arising from the conflict involving Russia and Ukraine. We cannot guarantee that our efforts to remain in compliance with sanctions requirements will be successful. Any violation of sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

Changes in the regulatory atmosphere and related private sector initiatives could adversely affect our businesses.

Production of video programming by independent producers is generally not directly regulated by the federal or state governments in the United States. SmackDown is currently on broadcast television on the Fox Network and will move to USA Network beginning October 2024, and certain of our other programming is distributed on-demand via cable and satellite operators. We are responsible, directly or indirectly, for compliance with certain additional FCC regulations and statutory requirements applicable to programming distributed over television broadcast stations, cable and satellite, as well as for certain of our programming distributed via online platforms that has been televised via broadcast television, cable or satellite. Any failure to remain in compliance with these requirements could expose us to substantial costs and adverse publicity which could impact our operating results. Changes in FCC regulations, and the ongoing reallocation of satellite spectrum for “5G” next generation wireless broadband use, could impact the availability of satellite transmission spectrum for video programming distribution, which could increase the transmission costs of certain of our programming and/or affect transmission quality and reliability. The markets for programming in the United States and internationally may be substantially affected by government regulations applicable to, as well as social and political influences on, television stations and networks. We voluntarily designate the suitability of each of our television and WWE Network programs using standard industry ratings. Domestic and foreign governmental and private-sector initiatives relating to the production and distribution of video programming are announced from time to time. Compliance by our licensees of these initiatives and/or their noncompliance of governmental policies could restrict our program distribution and adversely affect our levels of viewership, result in adverse publicity and/or otherwise impact our operating results.

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We have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.

As of September 30, 2023, we had an aggregate of $2.7 billion outstanding indebtedness under the Credit Facilities, with the ability to borrow approximately $205 million more pursuant to the Revolving Credit Facility.

If we cannot generate sufficient cash flow from operations to service this debt, we may need to refinance this debt, dispose of assets or issue equity to obtain necessary funds. Additionally, our credit rating has in the past and may in the future be downgraded. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

This substantial amount of indebtedness could:

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require us to dedicate a substantial portion of our cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

•	require us to refinance in order to accommodate the maturity of the term loans under the Credit Facilities in 2026;
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increase our vulnerability to adverse economic and industry conditions, which could lead to a downgrade in our credit rating and may place us at a disadvantage compared to competitors who may have proportionally less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings; and
•

limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, we may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. In addition, because borrowings under the Credit Facilities bear interest at a variable rate, our interest expense could increase, exacerbating these risks. The Federal Reserve has recently raised, and may in the future further raise, interest rates to combat the effects of recent high inflation. Increases in these rates may increase our interest expense. For example, for the year ended December 31, 2022, interest expense experienced a net increase of $37.3 million, or 36.5%, compared to the year ended December 31, 2021, primarily driven by higher interest rates on variable rate indebtedness that was partially offset by lower overall indebtedness. Further increases in interest rates and interest expense could impact the Company’s ability to service its indebtedness, increase borrowing costs in the future and reduce our funds available for operations and other purposes. Based on the outstanding indebtedness under the Credit Facilities as of December 31, 2022, a hypothetical 100 basis point increase in interest rates would have resulted in an approximately $28 million increase in annual interest expense.

From time to time, we may need additional financing, whether in connection with our capital improvements, acquisitions, or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. For example, if borrowings available under the Credit Facilities are insufficient or unavailable at a reasonable cost, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital, or restructuring, which alternatives may not be available to us on favorable terms when required, or at all. Any of the foregoing could have a material adverse effect on our business.

Restrictive covenants applicable to the Credit Facilities may restrict our ability to pursue our business strategies.

The credit agreements governing the terms of the Credit Facilities restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens, and affiliate transactions. The Credit Facilities also contain customary events of default, including upon a change in control. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the sports industry. Our ability to comply with these covenants is subject to certain events outside of our control. Additionally, we may in the future need to amend or obtain waivers to our existing covenants and cannot guarantee that we will be able to obtain those amendments or waivers on commercially reasonable terms or at all. If we are unable to comply with these covenants, the lenders under the Credit Facilities could terminate their commitments and accelerate repayment of our outstanding borrowings, which also may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. If such an acceleration were to occur, we may be unable to obtain adequate refinancing indebtedness for our outstanding borrowings on favorable terms, or at all. We have pledged a significant portion of our assets as collateral under the Credit Facilities. If we are unable to repay our outstanding borrowings when due, the lenders

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under the Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have an adverse effect on our business, financial condition, and operating results.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Our ability to make payments on, or to refinance our obligations under, our indebtedness will depend on future operating performance and on economic, financial, competitive, legislative, regulatory, and other factors. Many of these factors are beyond our control. Our consolidated cash balance also includes cash from other consolidated non-wholly owned entities. These entities may have restrictions in their ability to distribute cash to the rest of the company, including under the terms of applicable operating agreements or debt agreements, which may require the approval of certain third parties based on the timing and amount of distribution. It cannot be assured that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity.

Our accounts receivable relate principally to a limited number of distributors, licensees, and other partners increasing our exposure to bad debts and counter-party risk which could potentially have a material adverse effect on our results of operations.

Substantial portions of our accounts receivable are from distributors of our programming; hosts/promoters of our live events; and licensees who produce consumer products utilizing our intellectual property. The concentration of our accounts receivable across a limited number of parties subjects us to individual counter-party and credit risk as these parties may breach our agreement, claim that we have breached the agreement, become insolvent and/or declare bankruptcy, delaying or reducing our collection of receivables or rendering collection impossible altogether. Certain of the parties are located overseas which may make collection efforts more difficult (including due to increased legal uncertainty) and, at times, collections may be economically unfeasible. Adverse changes in general economic conditions and/or contraction in global credit markets could precipitate liquidity problems among our debtors. This could increase our exposure to losses from bad debts and have a material adverse effect on our business, financial condition and results of operations.

There are inherent risks relating to WWE’s new leased corporate headquarters and media production facilities.

We have leased space in downtown Stamford, Connecticut, in which we plan to house substantially all of WWE’s operations, including its corporate headquarters and media production facilities. The scope of this project has changed somewhat. The initial move began in April 2023 and is expected to continue in phases through 2024. The buildout of this space has and will continue to involve substantial capital expenditure, and it could take longer, and cost more, than currently expected. Significant delays and/or cost overruns would result in higher expenditures and could be disruptive of WWE’s operations, any of which could have a negative impact on our financial condition or results of operations. Moreover, it is possible that, once completed, the space may prove to be less conducive to WWE’s operations than is currently anticipated, resulting in operational inefficiencies or similar difficulties that could prove difficult or impossible to remediate and result in an adverse impact on our financial condition or results of operations.

We could be subject to union-organizing and labor disruption, which could adversely affect our business.

Though our businesses are not subject to collective bargaining agreements, our businesses may be interrupted as a result of labor disputes by outside unions, or internal efforts, attempting to unionize one or more groups of employees. There have also been efforts to organize the athletes that participate in our events. A work stoppage or other labor disruption at one or more of our operated venues or at our promoted events could have an adverse effect on our business, financial condition, and results of operations. We cannot predict the effect that a potential work stoppage or other labor disruption would have on our business.

We may face labor shortages that could slow our growth.

The successful operation of our business depends upon our ability to attract, motivate, and retain a sufficient number of qualified employees. Shortages of labor may make it increasingly difficult and expensive to attract, train, and retain the services of a satisfactory number of qualified employees and could adversely impact our events and productions. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have an adverse effect on our business, financial condition, and results of operations.

We also rely on contingent workers in order to staff our live events and productions, and our failure to manage our use of such workers effectively could adversely affect our business, financial condition, and results of operations. We could potentially face various legal claims from contingent workers in the future, including claims based on new laws or stemming from allegations that contingent workers or employees are misclassified. We may be subject to shortages, oversupply, or fixed contractual terms relating to contingent workers. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.

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Exchange rates may cause fluctuations in our results of operations.

Because we derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. Dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results. Although we cannot predict the future relationship between the U.S. Dollar and the currencies used by our international businesses, principally the British Pound and the Brazilian Real, we experienced a foreign exchange rate net loss of $1.6 million for the nine months ended September 30, 2023.

Costs associated with, and our ability to, obtain insurance could adversely affect our business.

As a result of heightened concerns and challenges regarding property, casualty, liability, business interruption, cancellation, and other insurance coverage resulting from terrorist and related security incidents along with varying weather-related conditions and incidents, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost and with reasonable deductibles. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits and reasonable deductibles will not adversely impact our profitability, thereby possibly impacting our operating results and growth. We have a significant investment in equipment when holding live events at venues across the world, which are generally located near major cities and which hold events typically attended by a large number of people.

We cannot assure you that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses, and acts of terrorism, would be adequate should one or multiple adverse events occur, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot assure you that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have an adverse effect on our financial position and future results of operations if asset damage or company liability were to exceed insurance coverage limits, or if an insurer were unable to sufficiently or fully pay our related claims or damages.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We regularly review metrics, including the number of fans and social media followers of our businesses, to evaluate growth trends, measure our performance and make strategic decisions. Our methodologies for tracking these metrics are subject to certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track these metrics. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our businesses (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or our accounts). We have only limited abilities to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity. Our methodologies for tracking such metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the limitations of our methodologies or issues with the data received from third parties, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our metrics are not accurate representations of the reach of our brands, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate our metrics with a sufficient degree of accuracy and cannot find and adequate replacement for the metric, it could result in an adverse impact on our financial condition or results of operations.

25 Risks Related to Our Organization and Structure

We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses.

We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo. We will not have independent means of generating revenue. Because TKO OpCo is intended to be treated as a pass-through entity for U.S. federal income tax purposes, we and other members of TKO OpCo (or their indirect equity holders) generally are subject to U.S. federal income taxes on their allocable share of TKO OpCo’s taxable income or gain. As the sole managing member of TKO OpCo, we generally intend to cause TKO OpCo to make quarterly distributions to the members of TKO OpCo (or otherwise provide them with liquidity) in amounts sufficient to cover the taxes on their allocable share of the taxable income of TKO OpCo. However, there can be no assurance that TKO OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to TKO Group Holdings to cover our taxes and other expenses or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Subsidiaries of TKO OpCo are currently subject to debt instruments or other agreements that may restrict distributions from TKO OpCo’s subsidiaries and TKO OpCo’s ability to make distributions to us, which could adversely affect our cash flows, liquidity and financial condition.

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As a result of (among other considerations) potential differences in the amount of net taxable income allocable to the members of TKO OpCo under applicable tax rules and the lower tax rate applicable to corporations (like us) as compared to individuals (certain individuals will own indirect interests in TKO OpCo and be subject to tax on income earned by TKO OpCo), it is anticipated that the tax distributions made by TKO OpCo to us may exceed the tax liabilities that we are required to pay on our allocable share of income of TKO OpCo. TKO OpCo’s payment of tax distributions to the members of TKO OpCo could result in the distribution of cash out of TKO OpCo that is in excess of what is required to permit the direct or indirect securityholders of TKO OpCo to pay their tax liabilities attributable to their direct or indirect ownership of TKO OpCo, which could have an adverse effect on TKO OpCo’s liquidity.

We will have discretion on how to utilize cash distributed to us (including tax distributions) that is in excess of cash actually required to pay our taxes or other costs and expenses as a public company, including retaining such cash, loaning such cash to TKO OpCo or distributing such cash. No adjustments to the exchange ratio for TKO OpCo Units and corresponding shares of our Class B common stock will be made as a result of any loans made by us to TKO OpCo or as a result of any retention of cash by us. To the extent we do not distribute any cash we hold and instead, for example, holds such cash balances, or lend them to TKO OpCo or TKO OpCo’s subsidiaries, this may result in shares of our Class A common stock increasing in value relative to the value of TKO OpCo Units. The holders of TKO OpCo Units may benefit from any value attributable to such cash balances if they acquire shares of our Class A common stock in exchange for their TKO OpCo Units.

In addition to the foregoing, it is also possible that in certain situations we may not receive distributions from TKO OpCo sufficient to pay our tax liabilities attributable to our allocable share of income and gain of TKO OpCo. In such situations, TKO OpCo may loan cash to us to enable us to pay our tax liabilities, and TKO OpCo may charge us interest on any such loans in an amount up to 50 basis points in excess of TKO OpCo’s current cost of debt capital. These loans could affect our liquidity and adversely affect our financial results and condition.

We are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.

As of September 30, 2023, subsidiaries of Endeavor collectively own approximately 51.9% of the voting power of TKO and 51.9% of the economic interests in TKO OpCo. Under the Governance Agreement, dated as of September 12, 2023, by and among the Company, Endeavor, certain Endeavor subsidiaries, TKO OpCo, and Vincent McMahon (the “Governance Agreement”), Endeavor may acquire additional shares of our common stock up to an aggregate of 75% of economic or voting interest in TKO or TKO OpCo without the approval of a majority of the independent directors of our Board.

Endeavor will also conduct various administrative and operational functions of the Company pursuant to the Services Agreement. The provision of these services will provide Endeavor significant influence over the daily operations and internal functions of the Company.

Subject to consent rights and applicable agreements, including the Governance Agreement, Endeavor will have the ability to substantially control us, including the ability to control any action requiring the general approval of our stockholders, including the election of a majority of our Board members, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets, subject to the terms of the Governance Agreement relating to Endeavor’s agreement to vote in favor of the director nominees not designated by Endeavor.

This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of the Company, and may make some transactions more difficult or impossible without the support of Endeavor, even if such events are in the best interests of minority stockholders. This concentration of voting power may have a negative impact on the price of our Class A common stock.

Endeavor’s interests may not be fully aligned with holders of our Class A common stock, which could lead to actions that are not in their best interest, because Endeavor holds its economic interest in the business through TKO OpCo, rather than through TKO. For example, Endeavor and subsidiaries of Endeavor may have different tax positions from us, which could influence Endeavor’s decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration tax or other considerations relevant to Endeavor or its subsidiaries even where no similar considerations would apply to us. The significant ownership in the Company held by Endeavor’s subsidiaries, as well as the ability of Endeavor’s subsidiaries to control certain operations of the Company pursuant to the Services Agreement and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which holders of shares of our Class A common stock might otherwise receive a premium for their shares over the then-current market price. Endeavor also operates a number of businesses through its subsidiaries that may compete with,  or may otherwise conflict with the interests of the Company, or be party to agreements or engaged in activities that prevent us from performing certain business activities or owning certain assets.

Section 203 of the DGCL (“Section 203”) may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that

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the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203. Endeavor, Mr. McMahon and their respective affiliates and direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, Endeavor, Mr. McMahon and their respective affiliates renounce any interest or expectancy in a transaction or matter that may be a corporate opportunity for the Company and our non-employee directors have no duty to present such corporate opportunity to us and they may invest in competing businesses or do business with our clients or customers. To the extent that our non-employee directors invest in other businesses, they may have differing interests than our other stockholders. In addition, we may in the future partner with or enter into transactions with existing investors or their affiliates, including with respect to future investments, acquisitions, and dispositions.

We cannot predict the impact our capital structure and the concentrated control by Endeavor may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Endeavor, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indices are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indices, stated that it plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. As a result, our Class A common stock will likely not be eligible for this stock index. We will not be able to assure you that other stock indices will not take a similar approach to FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

If Endeavor or its subsidiaries sell a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

Endeavor’s subsidiaries own a controlling equity interest in us. Endeavor has the ability, should it choose to do so, to sell some or all of its subsidiaries’ shares of our capital stock (or shares of our capital stock that Endeavor’s subsidiaries may obtain) in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of the Company. Further, the distribution or sale by Endeavor’s subsidiaries of a substantial number of shares, even if not a controlling interest, or a perception that a distribution or such sales could occur, could significantly reduce the market price of our Class A common stock.

If Endeavor’s subsidiaries privately sell a controlling interest in the Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Endeavor’s subsidiaries sell a controlling interest in us to a third party, our future indebtedness may be subject to acceleration, Endeavor may terminate certain other arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

Endeavor controls more than 50% of our combined voting power for the election of directors on our Board. As a result, we are considered a “controlled company” for the purposes of NYSE rules and corporate governance standards, and therefore are permitted to, and intend to, elect not to comply with certain corporate governance requirements of the NYSE, including, for example, the requirement to establish a nominating and corporate governance committee composed entirely of independent directors. For so long as we remain a “controlled company,” we may at any time and from time to time, utilize any or all of the applicable governance exemptions available under the NYSE rules. Accordingly, holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a “controlled company” until Endeavor no longer controls more than 50% of our combined voting power.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), our management is required to provide a report on our internal control over financial reporting, including an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm, beginning with our second Annual Report on Form 10-K as a public company. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we will engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. We will need to dedicate internal resources, potentially

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engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes- Oxley Act. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

WWE’s internal control over financial reporting was not effective in 2022 as a result of identifying multiple material weaknesses, which could have an adverse impact on our business and our Class A common stock.

In 2022, prior to the consummation of the Transactions, WWE identified material weaknesses in its internal control over financial reporting and began remediation efforts. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a public reporting company, we are required to establish and periodically evaluate procedures with respect to our internal control over financial reporting, which includes our consolidated subsidiaries.

If we fail to implement and maintain effective internal control over financial reporting or disclosure controls and procedures, there could be errors in our annual or interim consolidated financial statements and could cause us to fail to meet our reporting obligations, which could diminish investor confidence in us and cause a decline in the price of our Class A common stock.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board. These provisions, which may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following:

•	advance notice requirements for stockholder proposals and director nominations;
•	provisions limiting stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent; and
•

the ability of the Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by the Board.

These provisions of our certificate of incorporation and bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

The provisions of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits and the federal district courts of the United States for the resolution of any complaint asserting a cause of action under the Securities Act may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (i) any derivative action, lawsuit or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent or other employee or stockholder of us to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court located in the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. It is possible that, in connection with any applicable action brought against us, a court could find the choice of

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forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

UFC has no history of operating as a publicly traded company separate from Endeavor and has no history of operating with WWE as a combined publicly traded company. The historical financial information of the two businesses and information regarding the combined business prior to the consummation of the Transactions, therefore, is not necessarily representative of the results that we would have achieved as a combined, publicly traded company and may not be a reliable indicator of our future results.

The historical information about UFC herein refers to its businesses as operated by and integrated with Endeavor. The historical financial information included herein and information regarding the combined business prior to the consummation of the Transactions is derived from the consolidated financial statements and accounting records of WWE and, with respect to UFC, Endeavor. Accordingly, this financial information does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below.

Prior to the Transactions, UFC’s businesses have been operated by Endeavor as part of Endeavor’s broader corporate organization integrated with the other businesses of Endeavor, rather than as a separate, publicly traded company. Endeavor and its affiliates supported UFC in various corporate functions such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance.  Our historical financial results reflect allocations of corporate expenses from Endeavor for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly-traded company. Following the Transactions, including the business combination, the cost related to such functions previously performed by Endeavor, or such functions that are performed by Endeavor pursuant to the Services Agreement, may therefore increase. Historically, UFC and Endeavor have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although similar economies of scale and scope may exist as a combined company with WWE, and although we have entered into transition agreements with Endeavor, including the Services Agreement, these arrangements may not fully capture the benefits that UFC had enjoyed as a result of being integrated with Endeavor and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition.

We may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. Our cost of capital for our business may be higher than Endeavor’s or WWE’s cost of capital prior to the Transactions, including the business combination.

As a public company, our costs may be significant, and the regular operations of our business may be disrupted.

We expect to incur significant additional legal, accounting, reporting, and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations, and various other costs. We also expect to incur incremental costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules implemented by the SEC and the Public Company Accounting Oversight Board. Compliance with these rules and regulations will make some activities more difficult, time-consuming, and costly, and, as a result, may place a strain on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest and intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, and results of operations.

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The competitive opportunity provisions in our certificate of incorporation could enable certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates to benefit from competitive opportunities that might otherwise be available to us.

Our certificate of incorporation provides that, to the fullest extent permitted by law, we renounce any interest or expectancy in a transaction or matter that may be a competitive opportunity for certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates (the “Identified Persons”) (other than in their capacities as directors of TKO Group Holdings), and such Identified Persons have no duty to refrain from directly or indirectly (1) participating or otherwise engaging in any competitive opportunity, (2) otherwise competing with us or any of our controlled affiliates, (3) otherwise doing business or transacting with any potential or actual customer, supplier or other business relation of us or any of our controlled affiliates or (4) otherwise employing or engaging any officer, employee or other service provider of ours or any of our controlled affiliates. In addition, the Identified Persons have no duty to present any such competitive opportunity to us. To the extent that the Identified Persons engage in any of the foregoing actions, they may have differing interests than our other stockholders.

Our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Endeavor. Also, certain of Endeavor’s current executive officers are our directors and officers, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Endeavor, certain of our executive officers and directors own equity interests in Endeavor. Continuing ownership of shares of Endeavor capital stock and equity awards could create, or appear to create, potential conflicts of interest if we and Endeavor face decisions that could have implications for both Endeavor and us. In addition, certain of Endeavor’s current executive officers and directors are also our executive officers and directors, and this could create, or appear to create, potential conflicts of interest when we and Endeavor encounter opportunities or face decisions that could have implications for both companies or in connection with the allocation of such officers’ or directors’ time between Endeavor and us.

Endeavor and subsidiaries of Endeavor may compete with us.

Endeavor and subsidiaries of Endeavor will not be restricted from competing with us, other than as contractually agreed upon. Endeavor has agreed that until the later of September 12, 2028 or six months following Endeavor’s ceasing to beneficially own more than 20% of the voting power of the then-outstanding shares of our common stock, Endeavor and its controlled affiliates (other than UFC and its subsidiaries) will not (1) other than de minimis passive investments, acquire or invest in any competitive wrestling league or professional mixed martial arts league that is competitive with us or (2) represent any competitive wrestling league, any athlete or wrestling talent in respect of their contractual relationship with us or its subsidiaries or any former wrestling talent of WWE in respect of their contractual relationship with any competitive wrestling league.

If Endeavor in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

Combining the businesses of WWE and UFC may be more difficult, time-consuming or costly than expected, and the actual benefits of combining the businesses of WWE and UFC may be less than expected, either or both of which may adversely affect our future results.

The anticipated benefits from the completion of the Transactions, including the business combination, may not be achieved if the businesses of WWE and UFC are not successfully combined. WWE and UFC have been operated as independent businesses, and our management may face significant challenges in integrating the technologies, organizations, systems, procedures, policies and operations, as well as addressing the different business cultures at WWE and UFC, managing the increased scale and scope of the combined businesses, identifying and eliminating duplicative programs, and retaining key personnel. If TKO Group Holdings as a combined company is not successfully integrated, the anticipated benefits of the Transactions, including the business combination, may not be realized fully or at all or may take longer to realize than expected. Actual synergies, if achieved, may be less than expected and may take longer to achieve than anticipated.

The integration of the businesses of WWE and UFC may also be complex and time consuming and require substantial resources and effort. In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized as a result. The integration process and other disruptions resulting from the Transactions, including the business combination, may also disrupt WWE’s or UFC’s ongoing businesses operations and/or adversely affect WWE’s or UFC’s relationships with employees, customers, clients, partners, regulators and others with whom WWE and UFC have business or other dealings. Such consequences of the integration process may adversely affect our business and results of our operations.

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The terms of TKO OpCo’s Services Agreement with Endeavor may be more favorable than TKO OpCo would be able to obtain from an unaffiliated third party. If TKO OpCo were to cease being a subsidiary of Endeavor, TKO OpCo may be unable to replace the services Endeavor provides in a timely manner or on comparable terms.

Endeavor and certain of its affiliates, on the one hand, and TKO OpCo, on the other hand, are party to the Services Agreement, pursuant to which Endeavor and TKO OpCo agreed to provide each other with certain specified services following the completion of the Transactions, including the business combination, including services relating to content, events, gaming rights, marketing, sponsorship, accounting, employee benefits, information technology, legal support and communications. The Services Agreement has a term of seven years, subject to successive automatic 12-month renewal terms, unless Endeavor provides written notice of its intent not to renew.

While Endeavor will be contractually obligated to provide TKO OpCo with certain specified services during the term of the Services Agreement, TKO OpCo cannot be assured that these services will be sustained at the same level after the expiration or termination of such Services Agreement, or that TKO OpCo will be able to replace these services in a timely manner or on comparable terms. If these services are no longer procured from Endeavor, or if certain arrangements with Endeavor are terminated, TKO OpCo’s costs of procuring those services from third parties may increase. The Services Agreement also contains terms and provisions that may be more favorable to TKO OpCo than terms and provisions TKO OpCo might have obtained in arm’s-length negotiations with unaffiliated third parties.

25 Risks Related to Our Class A Common Stock

An active trading market for our Class A common stock may not develop and you may not be able to sell your shares of Class A common stock.

Although we have listed our Class A common stock on the NYSE, an active trading market may never develop or be sustained. If an active market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell shares at an attractive price or at all.

The market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all.

The market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	trends and changes in consumer preferences in the industries in which we operate;
•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;
•	changes in key personnel;
•	our entry into new markets;
•	changes in our operating performance;
•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;
•	fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;
•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•	announcements relating to litigation;
•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;
•

changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

•	downgrades in our credit ratings or the credit ratings of our competitors;

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•	the development and sustainability of an active trading market for our Class A common stock;
•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;
•	the inclusion, exclusion, or deletion of our Class A common stock from any trading indices;
•	future sales of our Class A common stock by our officers, directors, and significant stockholders;
•	other events or factors, including those resulting from system failures and disruptions, hurricanes, pandemics, wars, acts of terrorism, other natural disasters, or responses to such events;
•

changes in financial markets or general economic conditions, including, for example, due to the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the conflict involving Russia and Ukraine, acts of terrorism, and pandemics or other public health crises;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and
•	changes in accounting principles.

The market price also may decline if we do not achieve the perceived benefits of the Transactions as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Transactions on our financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. These and other factors may lower the market price of our Class A common stock, regardless of its actual operating performance. As a result, our Class A common stock may trade at prices significantly below the price at which shares were purchased.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future (except as otherwise noted below), capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our Class A common stock to provide dividend income. Pursuant to the Transaction Agreement, the WWE designated directors serving on our Board of Directors were permitted to declare, set a record date for and pay a one-time special dividend on shares of TKO Class A common stock, which was declared on September 13, 2023 for $3.86 per share, and paid on September 29, 2023 to the stockholders of our Class A common stock of record as of September 22, 2023. With the exception of this special dividend and any potential quarterly distributions described below, we currently intend to retain our future earnings, if any, to fund the development and growth of our business.

To the maximum extent permitted by law, TKO Group Holdings expects to make quarterly distributions of cash received from TKO OpCo in excess of cash required for TKO Group Holdings’ taxes or other costs or expenses, unless a majority of the Board determines that TKO OpCo has a bona fide need for such cash (e.g., potential acquisitions) and determines to loan such excess cash to TKO OpCo at market rates. Such determination is based on a number of considerations, including, but not limited to, TKO Group Holdings’ results of operations and capital management plans, the market price of our Class A common stock, the availability of funds to TKO Group Holdings, industry practice and other factors deemed relevant by the Board. In addition, TKO Group Holdings’ ability to pay distributions and the amount of any distributions ultimately paid in respect of our common stock is, in each case, subject to TKO Group Holdings receiving funds, directly or indirectly, from its operating subsidiaries, including the operating subsidiaries of TKO OpCo. Furthermore, the ability of the operating subsidiaries of TKO OpCo to make distributions to TKO Group Holdings depends on the satisfaction of applicable state law and is subject to any covenants and restrictions in existing agreements with respect to such distributions, and the ability of TKO OpCo to receive distributions from its own subsidiaries will continue to depend on applicable state law with respect to such distributions.

In addition, the terms of the Credit Facilities restrict our ability to pay dividends, and the terms of any future debt agreements we may elect to utilize are likely to contain similar restrictions. As a result, except as otherwise noted above, capital appreciation, if any, of our Class A common stock may be your sole source of gain for the foreseeable future and there can be no guarantee that you will receive dividends. Investors seeking cash dividends should not purchase our Class A common stock.

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You will be diluted by the future issuance of our Class A common stock or securities convertible into our Class A common stock, in connection with the conversion of the Convertible Notes, or issuances under our incentive plans, for acquisitions, for capital raises or otherwise.

We expect to issue additional shares of Class A common stock, including, without limitation, in connection with the issuance of shares of Class A common stock upon the conversion of our Convertible Notes. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both.

In the future, we may also issue additional securities in connection with investments, acquisitions or capital-raising activities, which could constitute a material portion of our then-outstanding shares of Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Any shares of Class A common stock that we issue will have a dilutive effect on the number of outstanding shares of Class A common stock. Our decision to issue securities in the future will depend on market conditions and other factors beyond our control.

25 Risks Related to Tax Matters

Tax matters may cause significant variability in our financial results.

Our businesses, conducted through TKO OpCo and its subsidiaries, will be subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate may vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income, pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates, increases or decreases to valuation allowances that need to be recorded against deferred tax assets, tax audits conducted and settled by various tax authorities, adjustments to income taxes upon finalization of income tax returns, the ability to claim foreign tax credits, and changes in tax laws and their interpretations in countries in which we will be subject to taxation.

TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as TKO OpCo that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although there are uncertainties in how these rules will continue to be implemented, they could result in TKO OpCo (or any of its applicable subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and TKO Group Holdings, as a direct or indirect member of TKO OpCo (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment (and even though we may not have even been an equity holder of TKO OpCo during the taxable period for which the relevant audit adjustment is imposed).

Under certain circumstances, TKO OpCo may be eligible to make an election (a “Push Out Election”) to cause holders of equity interests in TKO OpCo to take into account the amount of any taxes attributable to any tax audit adjustment, including any interest and penalties, in accordance with such holders’ interest in TKO OpCo in the year under audit.

With respect to taxable periods beginning after the closing of the transactions contemplated by the Transaction Agreement, we will decide whether to cause TKO OpCo to make a Push Out Election in our discretion. If TKO OpCo does not make this election, the then-current holders of TKO OpCo Units (including the EDR subscribers, as applicable) would economically bear the burden of the understatement even if such holders had a different percentage interest in TKO OpCo during the year under audit, unless, and only to the extent, TKO OpCo recovers such amounts from current or former impacted holders of TKO OpCo. Similar rules will also apply with respect to any of TKO OpCo’s subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes.

With respect to taxable periods (or portions thereof) of TKO OpCo or its subsidiaries ending on or prior to the transactions contemplated by the Transaction Agreement, Endeavor OpCo will have the ability to prevent TKO OpCo or such subsidiaries from making (or causing to be made) any Push Out Election, as further described below. The failure to make such election could result in TKO Group Holdings bearing liabilities with respect to such audit adjustment even though TKO Group Holdings may not have owned any interest in TKO OpCo during the audited period and could adversely affect TKO Group Holdings’ liquidity and financial condition.

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TKO OpCo has agreed to indemnify Endeavor OpCo (and its affiliates and direct and indirect owners) and TKO Group Holdings for certain tax liabilities attributable to taxable periods (or portions thereof) ending on or prior to the closing of the transactions contemplated by the Transaction Agreement, and this indemnification could adversely affect the liquidity and financial condition of TKO OpCo and TKO Group Holdings.

Under the terms of the Transaction Agreement, TKO OpCo has generally agreed to indemnify Endeavor OpCo and its affiliates and direct and indirect equity holders for tax liabilities attributable to the business conducted by TKO OpCo and its subsidiaries for taxable periods ending on or prior to the closing of the transactions contemplated by the Transaction Agreement, subject to certain exceptions. TKO OpCo has also generally agreed to indemnify TKO Group Holdings and its affiliates for tax liabilities attributable to WWE and its subsidiaries for taxable periods ending on or prior to the closing of the transactions contemplated by the Transaction Agreement, subject to certain exceptions. These indemnification obligations will subject the equity holders of TKO Group Holdings to risks and potential exposures attributable to the business conducted by TKO OpCo for periods prior to the time that TKO Group Holdings acquired an interest in TKO OpCo, and to exposure for income taxes otherwise payable by TKO OpCo’s former equity owners. In addition, Endeavor OpCo will have the ability to prevent TKO OpCo from making a Push Out Election in connection with pre-closing tax audits of TKO OpCo and its subsidiaries attributable to periods (or portions thereof) ending on or prior to the closing of the transactions contemplated by the Transaction Agreement. Endeavor OpCo’s interests in connection with such election will differ from those of TKO Group Holdings, as a failure to make such election could result in TKO Group Holdings bearing tax liabilities that would, if such election were made, be borne by TKO OpCo’s former equity owners. Any tax liabilities that are subject to indemnification by TKO OpCo could adversely affect the liquidity and financial position of TKO OpCo and TKO Group Holdings.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain other persons (a “covered corporation”). Because we are a Delaware corporation and our securities trade on the NYSE, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not our stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. If we were to conduct repurchases of our stock or other transactions covered by the excise tax described above, we could potentially be subject to this excise tax, which could increase our costs and adversely affect our operating results.

Future changes to U.S. and foreign tax laws could adversely affect us.

The G20, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and other countries in which we and our affiliates will do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on its worldwide tax liabilities, business, financial condition, and results of operations.

25 General Risk Factors

If securities or industry analysis publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

Our business may involve potential internal conflicts of interest due to the breadth and scale of our platform.

We have to manage actual and potential internal conflicts of interest in our business due to the breadth and scale of our platform. Different parts of our business may have actual or potential conflicts of interest with each other, including our media production, events production, owned sports properties, sponsorship, and content development businesses. Although we attempt to manage these conflicts appropriately, any failure to adequately address or manage internal conflicts of interest could adversely affect our reputation, and the willingness of third parties to work with us may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived internal conflicts of interest, which could have an adverse effect on our business, financial condition, and results of operations. For more

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information regarding potential conflicts of interest related to our status as a “controlled company,” see “—We are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.”

We could face a variety of risks if we expand into other new and complementary businesses and/or make certain investments or acquisitions.

We have entered into new or complementary businesses and made equity and debt investments in other companies in the past and plan to continue to do so in the future. We may also enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances. Risks of this expansion and/or these investments and transactions may include, among other risks: unanticipated liabilities or contingencies including counter-party risks such as inadvertent breaches or collection difficulties; potential diversion of management’s attention and other resources, including available cash, from our existing businesses; loss on investments due to poor performance by the business invested in; inability to integrate a new business successfully; revaluations of debt and equity investments as well as market, credit and interest-rate risks (any of which could result in impairment charges and other costs); competition from other companies with more experience in such businesses; and possible additional regulatory requirements and compliance costs, all of which could affect our business, financial condition and operating results.

We will share control in joint venture projects, other investments, and strategic alliances, which will limit our ability to manage third-party risks associated with these projects.

We may participate in joint ventures, other non-controlling investments, and strategic alliances in the future. In these joint ventures, investments, and strategic alliances, we may have shared control over the operation of the assets and businesses. As a result, such investments and strategic alliances may involve risks such as the possibility that a partner in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, additional capital contributions, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations.

Preparing our financial statements will require us to have access to information regarding the results of operations, financial position, and cash flows of our joint ventures and other investments. Any deficiencies in our internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our Class A common stock. Additionally, if our joint ventures and other investments are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

We, as with other companies, may face increasing scrutiny related to our environmental, social and governance (“ESG”) practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. While we may at times engage in voluntary initiatives, such initiatives may be costly and may not have the desired effect. For example, we may not ultimately be able to achieve any initiatives or commitments we undertakes due to cost, technological constraints, or other factors outside of our control. Moreover, actions or statements that we may take based on expectations or assumptions that we believe to be reasonable at the time made may subsequently be determined to be erroneous or be subject to misinterpretation. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our business, brand or reputation may be negatively impacted and subject to investor or regulator engagement regarding such matters. Furthermore, some market participants, including major institutional investors, may also use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Operating in more than one jurisdiction may make our compliance with any applicable ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also cause additional impacts on our business, financial condition, or results of operations.

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Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities

Issuance of Capital Stock

Subject to the terms of the Transaction Agreement, the aggregate consideration paid to WWE stockholders was 83,161,123  shares of TKO Class A common stock in exchange for their previously held WWE securities.

Other than the shares of TKO Class A common stock registered by the Registration Statement on Form S-4 (File No. 333-271893) filed by the Company, which was declared effective by the SEC on August 22, 2022, the securities issued in connection with the Transaction Agreement have not been registered under the Securities Act in reliance on an exemption from registration provide by Section 4(a)(2) or other applicable section of the Securities Act.

Equity Award Grants

In September 2023, we assumed (i) an aggregate of 1,011,215 outstanding restricted stock units covering TKO Class A common stock and (ii) an aggregate of 661,650 outstanding performance stock units covering TKO Class A common stock, granted under the WWE 2016 Omnibus Incentive Plan as a result of the consummation of the Transactions on September 12, 2023.

In September 2023, we granted restricted stock units covering 459,415 shares of TKO Class A common stock to certain employees and non-employee directors pursuant to the TKO Group Holdings, Inc. 2023 Incentive Award Plan.

None of the transactions listed above involved any underwriters, underwriting discounts or commissions, or any public offering.

Item 5. Other Information

(a) We are reporting the following information in lieu of reporting on a Current Report on Form 8-K under Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreement with Mr. Schleimer

The Company entered into an employment agreement with Mr. Schleimer on November 5, 2023 (the “Schleimer Employment Agreement”). The following represents a summary of the material terms of the Schleimer Employment Agreement.

The term of the Schleimer Employment Agreement will expire on December 31, 2026. The Schleimer Employment Agreement provides that Mr. Schleimer shall serve as Chief Financial Officer and will report to the Company’s President or Chief Operating Officer or any successor position thereto.

Mr. Schleimer’s employment agreement provides for an annual base salary of $2,000,000, subject to increase from time to time as approved by the Company’s board of directors or such other party to which the board of directors has delegated power and authority from time to time (the “Governing Body”).

For fiscal year 2023, Mr. Schleimer will be eligible to receive a cash bonus, which amount will be determined by the Governing Body. Beginning in fiscal year 2024 and during the remainder of the term of the Schleimer Employment Agreement, Mr. Schleimer will be eligible to receive an annual bonus with a target bonus amount equal to $2,000,000. The amount of the annual bonus will be based on the achievement of performance metrics based on Company performance (including EBTIDA), as determined by the Governing Body in good faith.

On or promptly following November 5, 2023, Mr. Schleimer will be entitled to receive an equity award of restricted stock units (the “Initial Equity Award”) with a value of approximately $3,000,000 that will vest in three equal installments on each of December 31, 2024, December 31, 2025 and December 31, 2026, subject to Mr. Schleimer’s continued employment through each applicable vesting date. In addition, in respect of fiscal year 2023 and each fiscal year commencing during the remainder of the term of the Schleimer Employment Agreement, Mr. Schleimer will be eligible to receive an annual equity award in respect of each such fiscal year, with a target equity award amount equal to $1,506,849 in respect of fiscal year 2023 and $5,000,000 in respect of each such fiscal year thereafter. The amount of each equity award will be based on the achievement of performance metrics, continued service and/or other criteria, as determined by the Governing Body in good faith, and each equity award is expected to consist of restricted stock units or similar awards that vest in three equal installments on each of the one-year, two-year and three-year anniversaries of the date of issuance, subject to Mr. Schleimer’s continued employment through each applicable grant and vesting date.

If Mr. Schleimer’s employment is terminated without “cause” (as defined in the Schleimer Employment Agreement) or due to a resignation for “good reason” (as defined below) prior to the end of his term, he is entitled to (i) payment of an amount equal to one and

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one-half times his annual base salary, payable during the period commencing on the date of termination and ending on the twelve month anniversary of the date of termination, and (ii) an amount equal to his target bonus for each calendar year commencing with the calendar year in which the date of termination occurs and ending on the eighteen month anniversary of the date of termination (prorated for any partial year). For Mr. Schleimer, “good reason” means, the occurrence of, without Mr. Schleimer’s consent, the breach by the Company of any terms under Mr. Schleimer’s employment agreement. Notwithstanding the foregoing, if Mr. Schleimer’s employment is terminated without “cause” or due to a resignation for “good reason” prior to the end of his term and within two years following a “change of control” (as defined in the Company’s 2023 Incentive Award Plan), he will be entitled to (i) payment of an amount equal to two times his annual base salary, payable during the period commencing on the date of termination and ending on the twelve month anniversary of the date of termination, and (ii) an amount equal to his target bonus for each calendar year commencing with the calendar year in which the date of termination occurs and ending on the twenty-four month anniversary of the date of termination (prorated for any partial year).

If, before the end of Mr. Schleimer’s term, the Company fails to give Mr. Schleimer a bona fide offer of employment that provides compensation that is substantially comparable to the annual cash and equity compensation provided under his employment agreement (excluding the Initial Equity Award), and Mr. Schleimer’s employment is then either terminated by the Company without cause or by Mr. Schleimer for any reason within the thirty day period following the end of the employment term (an “Employer Non-Renewal”), Mr. Schleimer shall be entitled to payment of an amount equal to his annual base salary, payable during the period commencing on the date of termination and ending on the twelve month anniversary of the date of termination.

Further, if Mr. Schleimer’s employment is terminated by the Company without cause or due to a resignation for good reason prior to the end of his employment term, or if Mr. Schleimer’s employed is terminated by the Company without cause in connection with an Employer Non-Renewal, any unvested portion of Mr. Schleimer’s equity awards that are subject solely to vesting based on continued service will accelerate and vest in full.

If Mr. Schleimer’s employment is terminated due to death or disability prior to the end of his term, he shall be entitled to payment of his target bonus for the year in which termination occurs, pro-rated for the portion of such year in which he was employed.

The Schleimer Employment Agreement includes confidentiality and assignment of intellectual property provisions and a six-month post-termination non-compete covenant, provided that, to the extent Mr. Schleimer’s employment is terminated due to a resignation without good reason or following the end of the employment term (other than due to an Employer Non-Renewal) and the Company desires to enforce the post-termination non-compete covenant, the Company must provide Mr. Schleimer with a supplemental payment equal to six months of base salary.

Any severance that Mr. Schleimer is entitled to receive upon his termination by the company without cause, due to a resignation for good reason or, due to an Employer Non-Renewal and any supplemental payment that Mr. Schleimer is entitled to receive in connection with enforcement of his post-termination non-compete covenant are subject to Mr. Schleimer’s execution and non-revocation of a release of claims for the benefit of the Company.

Mr. Schleimer’s employment agreement provides that, if any payments to Mr. Schleimer would be considered “excess parachute payments” under Section 280G of the Code and subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent such reduction would provide a greater net after-tax benefit to Mr. Schleimer in relation to the net after-tax benefit to Mr. Schleimer if all such payments had been made.

The foregoing summary of the Schleimer Employment Agreement is not complete and is qualified in its entirety by reference to the Schleimer Employment Agreement, a copy of which is attached hereto as Exhibit 10.8 and incorporated herein by reference.

(b) None.

(c) During the three months ended September 30, 2023, no director or “officer” (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

Item 6. Exhibits

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Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
2.1#

Transaction Agreement, dated April 2, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Zuffa Parent, LLC, World Wrestling Entertainment, Inc., New Whale Inc., and Whale Merger Sub Inc.

		424(b)(3)	333-271893	Annex A	08/22/2023
3.1	Amended and Restated Certificate of Incorporation of TKO Group Holdings, Inc.	S-8	333-274480	4.1	09/12/2023
3.2	Amended and Restated Bylaws of TKO Group Holdings, Inc.	S-8	333-274480	4.2	09/12/2023
4.1	Registration Rights Agreement, dated as of September 12, 2023, by and among TKO Group Holdings, Inc., Endeavor Group Holdings, Inc. and Vincent K. McMahon.	8-K	001-41797	4.1	09/12/2023
4.2	Indenture between World Wrestling Entertainment, Inc. and U.S. Bank National Association, as trustee, dated December 16, 2016.	8-K	001-16131	4.1	12/16/2016
4.3	Form of 3.375% Convertible Senior Note due 2023.	8-K	001-16131	4.1	12/16/2016
4.4	First Supplemental Indenture, among World Wrestling Entertainment, Inc., New Whale Inc. and U.S. Bank Trust Company, National Association, as trustee.	8-K	001-16131	4.2	09/12/2023
10.1	Amended and Restated Operating Agreement of TKO Operating Company, LLC.	8-K	001-41797	10.1	09/12/2023
10.2	Governance Agreement, dated as of September 12, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, January Capital Sub, LLC, January Capital HoldCo, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., and Vince McMahon.	8-K	001-41797	10.2	09/12/2023
10.3#	Services Agreement, dated as of September 12, 2023, by and among Endeavor Group Holdings, Inc. and TKO Operating Company, LLC.	8-K	001-41797	10.3	09/12/2023
10.4	Form of Indemnification Agreement.	8-K	001-41797	10.15	09/12/2023
10.5	Term Employment Agreement, dated as of September 12, 2023, by and between TKO Group Holdings, Inc. and Ariel Emanuel.	8-K	001-41797	10.16	09/12/2023
10.6	Term Employment Agreement, dated as of September 12, 2023, by and between TKO Group Holdings, Inc. and Mark Shapiro.	8-K	001-41797	10.17	09/12/2023
10.7	Offer Letter by and between TKO Group Holdings, Inc. and Seth Krauss, dated September 12, 2023.	S-1	333-274541	10.19	09/15/2023
10.8	Term Employment Agreement, dated as of November 5, 2023, by and between TKO Group Holdings, Inc. and Andrew Schleimer.					*
10.9	Stockholders Agreement, dated April 2, 2023, by and between Endeavor Group Holdings, Inc. and Vincent K. McMahon.	8-K	001-40373	10.1	04/03/2023
10.10	TKO Group Holdings, Inc. 2023 Incentive Award Plan.	S-8	333-274480	4.3	09/12/2023
10.11	Form of Stock Option Grant Notice and Stock Option Award Agreement under the TKO Group Holdings, Inc. 2023 Incentive Award Plan.	8-K	001-41797	10.20	09/12/2023
10.12	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the TKO Group Holdings, Inc. 2023 Incentive Award Plan (Sell to Cover).	8-K	001-41797	10.21	09/12/2023
10.13	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the TKO Group Holdings, Inc. 2023 Incentive Award Plan (Net Settlement).	8-K	001-41797	10.22	09/12/2023
10.14	World Wrestling Entertainment, Inc. 2016 Omnibus Incentive Plan.	DEF 14A	001-16131	Annex A	03/11/2016
10.15	Non-Employee Director Compensation Policy.	S-1	333-274541	10.24	09/15/2023

75

10.16	First Lien Credit Agreement dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent, swingline lender and issuing bank, Deutsche Bank Securities Inc., as syndication agent, and Goldman Sachs Bank USA, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and KKR Capital Markets LLC as co-documentation agents.	S-1	333-254908	10.10	03/31/2021
10.17	First Refinancing Amendment, dated as of February 21, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	S-1	333-254908	10.11	03/31/2021
10.18	First Lien Incremental Term Facility Amendment, dated as of April 25, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent and the initial First Additional Term B Lender.	S-1	333-254908	10.13	03/31/2021
10.19	Third Amendment dated as of March 26, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.14	03/31/2021
10.20	Fourth Amendment dated April 29, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.15	03/31/2021
10.21	Fifth Amendment dated September 18, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.16	03/31/2021
10.22	Sixth Amendment dated June 15, 2020, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.18	03/31/2021
10.23	Second Refinancing Amendment dated as of January 27, 2021, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	S-1	333-254908	10.12	03/31/2021
10.24	Eighth Amendment, dated October 27, 2021, to the First Lien Credit Agreement, dated as of August 18, 2016 among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto, as amended.	8-K	001-40373	10.1	10/27/2021
10.25	Third Refinancing Amendment dated as of April 10, 2023, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	10-Q	001-40373	10.4	05/09/2023
10.26#	Tenth Amendment, dated as of June 26, 2023, to the First Lien Credit Agreement, dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto, as amended.	10-Q	001-40373	10.6	08/08/2023
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

76

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File – formatted as Inline XBRL and contained in Exhibit 101.	*

* Filed herewith.

** Furnished herewith.

# Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish supplemental copies of any of the omitted schedules or similar attachments upon request by the SEC.

77

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TKO GROUP HOLDINGS, INC.

Date:	November 7, 2023	By:	/s/ ANDREW SCHLEIMER
Andrew Schleimer
Chief Financial Officer
(principal financial officer and authorized
signatory)

		By:	/s/ SHANE KAPRAL
Shane Kapral
Chief Accounting Officer
(principal accounting officer and authorized
signatory)

78

Prospectus

TKO Group Holdings, Inc.

Class A Common Stock	29,373,139 Shares

This prospectus relates to the (i) resale of up to 29,073,139 shares of our Class A common stock by the selling stockholders named in this prospectus or their permitted transferees, and (ii) the offer and sale by us of up to 300,000 shares of our Class A common stock (the “Conversion Shares”) issuable upon conversion of the 3.375% Convertible Senior Notes due 2023 (the “Convertible Notes”) of World Wrestling Entertainment, Inc., a Delaware corporation (“WWE”).

On September 12, 2023, WWE and Endeavor Group Holdings, Inc., a Delaware corporation (“Endeavor”), consummated the business combination of the businesses of WWE and TKO Operating Company, LLC (“TKO OpCo”), which owns and operates the Ultimate Fighting Championship (“UFC”), pursuant to the transaction agreement (the “transaction agreement”), by and among Endeavor, Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of EDR (“Endeavor OpCo”), TKO OpCo, WWE, TKO Group Holdings, Inc. (f/k/a New Whale Inc.), a Delaware corporation (“TKO Group Holdings”), and Whale Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of TKO Group Holdings (“Merger Sub”).

Other than the Conversion Shares issuable upon conversion of the Convertible Notes, we are registering the offer and sale from time to time of shares covered by this prospectus pursuant to such stockholders’ registration rights under a registration rights agreement between us and such stockholders. Subject to any contractual restrictions on them selling the shares of our Class A common stock they hold, the selling stockholders may offer, sell or distribute all or a portion of their shares of our Class A common stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of our Class A common stock owned by the selling stockholders or from the issuance of the Conversion Shares upon the conversion of the Convertible Notes. We will bear all costs, expenses and fees in connection with the registration of these shares of our Class A common stock, including with regard to compliance with state securities or “blue sky” laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Class A common stock.

See “Plan of Distribution” beginning on page 149 of this prospectus.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN ANY APPLICABLE PROSPECTUS SUPPLEMENT TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

We currently conduct our business through TKO OpCo and its subsidiaries. TKO Group Holdings manages and operates the business and controls the strategic decisions and day-to-day operations of TKO OpCo and includes the operations of TKO OpCo in its consolidated financial statements.

TKO Group Holdings has two classes of authorized common stock: Class A common stock and Class B common stock. The Class A common stock and the Class B common stock each have one vote per share. Subsidiaries of Endeavor collectively own all of the outstanding shares of Class B common stock, which represents 51.9% of the voting power of TKO Group Holdings. As a result, they are able to control any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets.

We are a “controlled company” under the corporate governance rules of the Exchange Act applicable to listed companies, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements thereunder. See “Management—Controlled Company.”

Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “TKO.” On September 18, 2023, the last reported sale price of our Class A common stock was $104.13 per share.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 19, 2023.

ABOUT THIS PROSPECTUS

Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders take any responsibility for, nor provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the selling stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

The Transactions

On September 12, 2023, WWE and Endeavor consummated the business combination of the businesses of WWE and TKO OpCo, which owns and operates UFC, pursuant to the transaction agreement, by and among Endeavor, Endeavor OpCo, TKO OpCo, WWE, TKO Group Holdings, and Merger Sub. The transactions pursuant to which WWE and Endeavor combined the business of WWE and UFC included the following, which we collectively refer to as the “Transactions”: (i) an internal reorganization of WWE (the “Pre-Closing Reorganization”), (ii) following the Pre-Closing Reorganization, the merger of Merger Sub with and into WWE, with WWE surviving the merger as a direct, wholly owned subsidiary of TKO Group Holdings (the “Merger”)—as a result of the Merger, (x) each outstanding share of WWE’s Class A common stock, par value $0.01 per share (the “WWE Class A common stock”) and (y) each outstanding share of WWE’s Class B common stock, par value $0.01 per share (the “WWE Class B common stock”), and together with the WWE Class A common stock, the (“WWE common stock”) that was outstanding immediately prior to the effective time of the Merger (the “effective time”), but excluding any cancelled WWE shares (as defined herein), was, in each case, converted automatically into the right to receive one share of Class A common stock, par value $0.00001 per share (the “TKO Class A common stock”), (iii) following the Merger, the conversion of the surviving corporation in the Merger to a Delaware limited liability company (“WWE LLC”) (the “Conversion”), which was wholly owned by TKO Group Holdings immediately prior to the WWE transfer, (iv) following the Conversion, (x) the contribution by TKO Group Holdings of all of the equity interests in WWE LLC to TKO OpCo in exchange for 49% of the membership interests in TKO OpCo on a fully diluted basis after giving effect to any issuance of membership interests in TKO OpCo in connection with such exchange (such contribution, the “WWE transfer”, and such membership interests, the “WWE Transfer Consideration”) and (y) the issuance to EDR OpCo and certain of its subsidiaries of a number of shares of Class B common stock, par value $0.00001 per share (the “TKO Class B common stock”), representing, in the aggregate, 51% of the voting power of TKO Group Holdings on a fully diluted basis and no economic rights in TKO Group Holdings, in exchange for a payment equal to the par value of such TKO Class B common stock.

Upon the effective time, each issued and outstanding share of WWE common stock (other than cancelled WWE shares) was converted automatically into one validly issued, fully paid and non-assessable share of TKO Class A common stock, which we refer to as the “transaction consideration,” and all such converted shares then ceased to exist and were no longer outstanding. In connection with the Transactions, TKO Group Holdings’ Class A common stock was listed on the NYSE and now trades under the symbol “TKO.”

Immediately following consummation of the Transactions, the Convertible Notes issued by WWE became convertible into the transaction consideration. In connection with transactions, we, WWE LLC and the trustee under the indenture governing the Convertible Notes (the “Indenture”) entered into a supplemental indenture pursuant to which, among other things, TKO Group Holdings was added as a co-issuer of the Convertible Notes and assumed, as co-obligor, jointly and severally with WWE LLC, the obligations of WWE LLC under the Convertible Notes and the Indenture.

ii

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through Company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained under the heading “Business” is based on studies, analyses, and surveys prepared by Infiniti Research, Ltd. and Activate, Inc. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

DEFINITIONS

As used in this prospectus, unless we state otherwise or the context otherwise requires:

•	“we,” “us,” “our,” “TKO Group Holdings,” “TKO,” the “Company,” and similar references refer to TKO Group Holdings, Inc. and its consolidated subsidiaries.

•	“Board” refers to the board of directors of TKO Group Holdings.

•	“DGCL” refers to the General Corporation Law of the State of Delaware.

•	“EDR Designees” refers to the members of the Board selected by Endeavor pursuant to the governance agreement.

•

“EDR subscribers” refers to, collectively, EDR OpCo, January Capital Sub, LLC, a Delaware limited liability company and subsidiary of Endeavor, and January Capital HoldCo, LLC, a Delaware limited liability company and subsidiary of Endeavor.

•	“Endeavor” refers to Endeavor Group Holdings, Inc., a Delaware corporation.

•	“Endeavor OpCo” refers to Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of Endeavor.

•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•

“Fans” are derived from third-party survey data and are based on (i) adults age 18 or older who indicated a Top 2 Box score (i.e., chose one of the two most favorable response options) when surveyed regarding UFC and WWE, respectively, and (ii) internet users age 16-64 who indicated they “regularly follow” or “regularly watch” when surveyed regarding UFC and WWE, respectively.

•

“fully diluted basis” means on a basis calculated assuming the full cash exercise (and not net settlement but, for the avoidance of doubt, including the conversion of the Convertible Notes (to the extent not converted prior to closing of the Transactions)) of all outstanding options, warrants, restricted stock units, performance stock units, dividend equivalent rights and other rights and obligations (including any promised equity awards and assuming the full issuance of the shares underlying such awards) to acquire voting interests of TKO Group Holdings (without regard to any vesting provisions and, with respect to any promised awards whose issuance is conditioned in full or in part based on achievement of performance goals or metrics, assuming achievement at target performance) and the full conversion, exercise, exchange, settlement of all issued and outstanding securities convertible into or exercisable, exchangeable or settleable for voting interests of TKO Group Holdings, not including any voting interests of TKO Group Holdings reserved for issuance pursuant to future awards under any option, equity bonus, share purchase or other equity incentive plan or arrangement of TKO Group Holdings (other than promised awards described above), and any other interests or shares, as applicable, that may be issued or exercised. For the avoidance of doubt, this definition assumes no net settlement or other reduction in respect of withholding tax obligations in connection with the issuance, conversion, exercise, exchange or settlement of such rights or obligations to acquire interests of TKO Group Holdings as described in the foregoing.

•

“governance agreement” refers to that certain governance agreement, to be entered into by and among Endeavor, the EDR subscribers, TKO OpCo, Mr. Vincent McMahon and TKO Group Holdings in connection with the completion of the Transactions.

•

“independent” refers to, in the context of TKO Group Holdings directors, (a) being qualified as an independent director under the listing standards of the NYSE, or any other principal market on which the common stock is listed or quoted for trading and (b) not being (x) an affiliate, equity security or interest holder, partner, member (in the case of each of the foregoing other than in respect of less than 5% of the voting or economic interest of the applicable person) of TKO OpCo, Endeavor, TKO Group Holdings or any of their respective affiliates and (y) any employee, director, officer, or an immediate member of family (as applicable) of any person described in (x) or of TKO OpCo, Endeavor, or any of their respective affiliates. This definition only applies to use of term regarding TKO Group Holdings directors.

•	“NYSE” refer to the New York Stock Exchange.

•	“services agreement” refers to that certain services agreement between Endeavor and TKO Operating Company, LLC.

•

“Social media followers” include the number of followers of UFC and WWE for each individual social media platform—Instagram, Facebook, X, etc.—as sourced from each platform; as such, total followers shown have not been adjusted for duplication among or within platforms or across UFC and WWE and do not represent the number of ‘unique’ followers.

•	“TKO OpCo” refers to TKO Operating Company, LLC, a Delaware limited liability company and a direct subsidiary of ours.

•	“TKO OpCo Units” refers to all of the existing equity interests in TKO OpCo.

•	“transaction agreement” refers to the transaction agreement entered into by Endeavor, WWE, Endeavor OpCo, TKO OpCo, TKO Group Holdings and Merger Sub on April 2, 2023.

•	“UFC” refers to the Ultimate Fighting Championship.

•

“VWAP” means as of an applicable date, the volume weighted average price per share of the applicable security on such security’s principal trading market (as reported by Bloomberg L.P. (or its successor) or, if not available, by another authoritative source determined by TKO Group Holdings) from 9:30 a.m. (New York City time) on the relevant trading day to 4:00 p.m. (New York City time) on such date.

•	“WWE” refers to World Wresting Entertainment, Inc., a Delaware corporation.

•	“WWE Designees” refers the members of the Board selected by WWE pursuant to the governance agreement.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including but not limited to descriptions of our business strategy, our total addressable market and our ability to consummate and realize expected benefits from the Merger. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “strive,” “could,” “continue,” “might,” “potential,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	difficulties with the integration and in realizing the expected benefits of the Transactions, including the Merger;

•	the unfavorable outcome of legal proceedings that may be instituted against TKO Group Holdings, UFC, WWE and their affiliates in connection with the Transactions, including the Merger;

•	the inability to capture all or part of the anticipated cost and revenue synergies;

•	fees and expenses associated with negotiating and completing the Transactions, including the Merger;

•	potential liabilities that are not known, probable or estimable at this time;

•	the inability to maintain the listing of our Class A common stock on the NYSE;

•	the risk of adverse tax consequences of the Merger and the Conversion;

•	the inability to retain WWE or UFC management, employees or talent;

•	the impact of future domestic and international industry trends on TKO Group Holdings and its future growth, business strategy and objectives for future operations;

•	the inability to renew or replace our distribution rights agreements on equal or more favorable terms;

•	the possibility that TKO Group Holdings may be adversely affected by other economic, business and/or competitive factors; and

•	other risks and uncertainties indicated from time to time in this registration statement.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause our actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

PROSPECTUS SUMMARY

Our Company

TKO Group Holdings is a premium sports and entertainment company which operates leading combat sport and sports entertainment brands. TKO owns and manages valuable sports and entertainment intellectual property, positioning the business in what we believe is one of the most attractive parts of the fast-growing global sports, media and entertainment ecosystem. The Company monetizes its media and content properties through four principal activities: Media and Content, Live Events, Sponsorship and Consumer Products Licensing.

TKO was formed through the combination of UFC, a preeminent combat sports brand and a subsidiary of Endeavor Group Holdings, Inc. (“Endeavor”), a global sports and entertainment company, and WWE, a renowned sports entertainment business. The Merger united two complementary, market leading sports and sports entertainment brands in a single company supported by Endeavor’s capabilities in premium IP ownership, talent representation, live events and experiences.

We believe TKO’s brands are differentiated among sports, media and entertainment peers given their large, diverse and global fanbases. UFC is among the most popular sports organizations in the world. As of December 31, 2022, UFC has more than 700 million fans who skew young and diverse, as well as 228 million social media followers, and broadcasts its content to over 900 million TV households across more than 170 countries. As of the same period, WWE, a leader in sports entertainment, has over 627 million fans and over 1.2 billion social media followers, inclusive of talent pages. WWE counts over 96 million YouTube subscribers, making it one of the most viewed YouTube channels globally, and its year-round programming is available in over 1 billion TV households across more than 180 countries. In total, our more than 350 annual, marquee live events attract over a million attendees on an annual basis and serve as the foundation of our global content distribution strategy.

Recent Developments

The Transactions

On September 12, 2023, WWE and Endeavor consummated the business combination of the businesses of WWE and TKO OpCo, which owns and operates UFC, pursuant to the transaction agreement, by and among Endeavor, Endeavor OpCo, TKO OpCo, WWE, TKO Group Holdings, and Merger Sub. Upon the effective time, each issued and outstanding share of WWE common stock (other than cancelled WWE shares) was converted automatically into one validly issued, fully paid and non-assessable share of TKO Class A common stock, and all such converted shares then ceased to exist and were no longer outstanding. In connection with the Transactions, TKO Group Holdings’ Class A common stock was listed on the NYSE and now trades under the symbol “TKO.”

Immediately following consummation of the Transactions, the Convertible Notes issued by WWE became convertible into the transaction consideration. In connection with transactions, we, WWE LLC and the trustee under the Indenture entered into a supplemental indenture pursuant to which, among other things, TKO Group Holdings was added as a co-issuer of the Convertible Notes and assumed, as co-obligor, jointly and severally with WWE LLC, the obligations of WWE LLC under the Convertible Notes and the Indenture.

Upon consummation of the Transactions, the 2023 Incentive Award Plan (the “2023 Incentive Plan”) became effective with an initial reserve of 10,000,000 shares of Class A common stock. In addition, equity-based compensation awards were granted to Ariel Emanuel and Mark Shapiro. See “Executive Compensation” for more information.

Risks Associated with Our Business

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks summarized in the “Risk Factors” section of this prospectus immediately following this prospectus summary, including:

•

our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

•

we depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements, certain of which we anticipate negotiating soon, could adversely affect our ability to distribute our media content, WWE Network and/or other of our goods and services, which could adversely affect our operating results;

•	we may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

•	because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel, could adversely affect our business;

•

the markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results;

•

we depend on the continued services of executive management and other key employees, and of Endeavor. The loss or diminished performance of these individuals, or any diminished performance by Endeavor, could adversely affect our business;

•	changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business;

•

owning and managing events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If the live events that we own and manage are not financially successful, our business could be adversely affected;

•	unfavorable outcomes in legal proceedings may adversely affect our business and operating results;

•

The special committee of independent members of WWE’s Board of Directors’ investigation into allegations of misconduct by Mr. McMahon and any further allegations and investigations may have an adverse financial and operational impact on our business performance;

•	Mr. McMahon’s membership on our Board could have adverse financial and operational impacts on our business; and

•

we have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.

Risks Related to Our Organization and Structure

•	we are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses; and

•	we are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.

Risks Related to Our Class A Common Stock

•	an active trading market for our Class A common stock may not develop and you may not be able to sell your shares of Class A common stock;

•	the market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all; and

•

because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future (except as otherwise noted under “Dividend Policy”), capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Risks Related to Tax Matters

•	tax matters may cause significant variability in our financial results; and

•	TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

Risks Related to this Offering

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the shares of Class A common stock covered by this prospectus represent a substantial percentage of the outstanding shares of Class A common stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Class A common stock of TKO Group Holdings to decline significantly and certain selling stockholders still may receive significant proceeds.

Corporate Information

We were formed as New Whale Inc., a Delaware corporation, in March 2023 in connection with the Transactions and changed our name to TKO Group Holdings, Inc. on September 11, 2023. We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo, and we have not engaged in any business or other activities except in connection with the Transactions. Our corporate headquarters are located at 200 Fifth Ave, New York, NY 10010, and our telephone number is (646) 558-8333. Our website address is TKOgrp.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

RISK FACTORS

Investing in our Class A common stock involves substantial risks. You should carefully consider the following factors, together with all of the other information included in this prospectus, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. We cannot assure you that any of the events discussed below will not occur. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could adversely affect our business. Please also see “Forward-Looking Statements” for more information.

Risks Related to Our Business

Our ability to generate revenue from discretionary and corporate spending on events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation can significantly impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising, decreases in attendance at live events, and purchases of pay-per-view (“PPV”), among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, such as those that occurred during the COVID-19 pandemic, could have an adverse effect on our business, financial condition, and results of operations.

We depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners. Our failure to maintain, renew or replace key agreements, certain of which we anticipate negotiating soon, could adversely affect our ability to distribute our media content, WWE Network and/or other of our goods and services, which could adversely affect our operating results.

A key component of our success is our relationships with television and cable networks, satellite providers, digital streaming and other distribution partners, as well as corporate sponsors. We are dependent on maintaining these existing relationships and expanding upon them so that we have a robust network with whom we can work to arrange multimedia rights sales and sponsorship engagements, including distribution of our events and media content. Our television programming for our events is distributed by television and cable networks, satellite providers, PPV, digital streaming, and other media. We have depended on, and will continue to depend on, third parties for many aspects of the operations and distribution of WWE Network. We have an important relationship with ESPN as they are the exclusive domestic distributor of all UFC events. Because a large portion of our revenues are generated, directly and indirectly, from the distribution of our events, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us, or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our business. We regularly engage in negotiations relating to substantial agreements covering the distribution of its television programming by carriers located in the United States and abroad. We have agreements with multiple PPV providers globally and distribute a portion of our events through PPV, including certain events that are sold exclusively through PPV. We have substantial relationships with NBCU, which carries RAW and NXT through its cable networks. WWE Network is distributed exclusively via Peacock in the domestic market. Fox Network carries SmackDown. These relationships are expected to continue to constitute a significant percentage of our revenues. We anticipate that we will be involved in negotiations to renew or replace our domestic television distribution rights agreements for RAW, SmackDown and NXT with their current licensees or others before their expirations through 2024. These domestic licenses together account for a very significant portion of our media segment revenues and profitability. No assurances can be provided as to the outcome of these negotiations. While the value of sports media licensing rights has experienced continued growth in recent years, there is no guarantee that such growth can be maintained or that the current value of our sports media licensing rights will not diminish over time. Any adverse change in these relationships or agreements, including as a result of U.S., European Union and United Kingdom trade and economic sanctions and any counter-sanctions enacted by such sanctioned countries (e.g., Russia), or a deterioration in the perceived value of our sponsorships, or these distribution channels could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

The manner in which audio/media content is distributed and viewed is constantly changing, and consumers have increasing options to access entertainment video. Changes in technology require resources including personnel, capital and operating expenses. Conversely, technology changes have also decreased the cost of video production and distribution for certain programmers (such as through social media), which lowers the barriers to entry and increases the competition for viewership and revenues. We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations, it may lead to a loss of consumers viewing our content, a reduction in revenues from attendance at our live events, a loss of ticket sales, or lower site fee revenue. Our ability to effectively generate revenue from new content distribution platforms and viewing technologies will affect our ability to maintain and grow our business. Emerging forms of content distribution may provide different economic models and compete with current distribution methods (such as television, film, and PPV) in ways that are not entirely predictable, which could reduce consumer demand for our content offerings.

We must also adapt to changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. Cable and broadcast television distribution constitutes a large part of our revenues. The number of subscribers and ratings of television networks and advertising revenues in general have been impacted by viewers moving to alternative media content providers, a process known as “cord cutting” and “cord shaving”. Developments in technology may have added, and may continue to add, to this shift as consumers’ expectations relative to the availability of video content on demand, their willingness to pay to access content and their tolerance for commercial interruptions evolve. Many well-funded digital companies (such as Amazon, Apple, Facebook, Hulu, Netflix and YouTube) have been competing with the traditional television business model and, while it has been widely reported that they are paying significant amounts for media content, it is not clear that these digital distributors will replace the importance (in terms of money paid for content, viewer penetration and other factors) of television distribution to media content owners such as WWE and UFC. Our media partners’ businesses are affected by their sale of advertising and subscriptions for their services. If they are unable to sell advertising and/or subscriptions either with regard to WWE and UFC programming specifically or all of their programing generally, it could adversely affect our operating results. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition, and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, or our key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced personnel, or enter into multimedia, licensing, and sponsorship engagements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning Endeavor or us, members of our or Endeavor’s management or other key personnel or the athletes that participate in our events. Many athletes that participate in our events are public personalities with large social media followings whose actions generate significant publicity and public interest. Any adverse publicity relating to such individuals or individuals that we employ or have a contractual relationship with, or to us, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination, or other misconduct, could result in significant media attention, even if not directly relating to or involving us, and could have a negative impact on our professional reputation. This could result in termination of media rights agreements, licensing, sponsorship or other contractual relationships, or our ability to attract new sponsorship or other business relationships, or the loss or termination of such employees’ services, all of which could adversely affect our business, financial condition, and results of operations.

The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, both within the United States and internationally, and we may not be able to compete effectively, which could adversely affect our operating results.

We face competition from a variety of other domestic and foreign companies. We also face competition from alternative providers of the content and events that we offer, including Bellator, M-1 Global, Professional Fighters League, Combate Global, Invicta FC, Cage Warriors, AMC Fight Nights, ONE Championship, Rizin Fighting Federation, Absolute Championship Akhmat, Pancrase, Caged Steel, Eagle Fighting Championship, KSW, Extreme Fighting Championship, All Elite Wrestling, Impact Wrestling, Ring of Honor and New Japan Pro-Wrestling and from other forms of media, entertainment and leisure activities in a rapidly changing and increasingly fragmented environment. Other new and existing professional wrestling leagues also compete with our goods and services. For the sale of our consumer products, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live events, or brand, which could have an adverse effect on our business, financial condition, and results of operations.

We depend on the continued services of executive management and other key employees, and of our parent company, Endeavor. The loss or diminished performance of these individuals, or any diminished performance by Endeavor, could adversely affect our business.

Our performance is substantially dependent on the continued services of executive management and other key employees as well as its relationship with our parent company, Endeavor. In addition, we have entered into service agreements with Endeavor. We cannot be sure that any adverse effect on Endeavor’s business would not also have an adverse effect on our business, financial condition, and results of operations. Further, members of our or Endeavor’s executive management may not remain with Endeavor or us and may compete with us in the future. The loss of any member of our or Endeavor’s executive management teams could impair our ability to execute our business plan and growth strategy, have a negative impact on our business, financial condition, and results of operations, or cause employee morale problems and the loss of additional key employees.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of our brand, events, and the athletes that participate in our events. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including the market demand for the distribution rights to live events, which are unpredictable and may be affected by factors such as changes in the social and political climate, global epidemics such as the COVID-19 pandemic or general macroeconomic factors. Changes in consumers’ tastes or a change in the perceptions of our brand and business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, could result in reduced demand for our events and content offerings, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We may invest in our content and events before learning the extent to which we will achieve popularity with consumers. A lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns, disputes with production teams, or severe weather conditions, could have an adverse effect on our business, financial condition and results of operations.

Owning and managing events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. Additionally, we may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing live events for which we sells media and sponsorship rights, ticketing and hospitality. Organizing and operating a live event involves significant financial risk as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often incur expenses prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these costs, fail to generate the anticipated revenue, and could be forced to issue refunds for ticket sales and generate lower than expected media rights, sponsorship and licensing fees. If we are forced to postpone a planned event, we could incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue, and may have to refund fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including severe weather conditions, issues with obtaining permits or government regulation, athletes failing to participate, as well as operational challenges caused by extraordinary incidents, such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics, or similar events. Such incidents have been shown to cause a nationwide and global disruption of commercial and leisure activities.

In some United States and foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or permits for events in order for us to promote and conduct our live events. Foreign jurisdictions require visas for personnel and talent at international live events. In international markets, third-party promoters generally oversee permitting and regulatory matters. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of our third-party promoters, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events in jurisdiction(s), in addition to the lost revenues and expenses of the missed event(s), could lead to a decline in various revenue streams in such jurisdiction(s).

We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient, no longer cover a pandemic and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our reputation or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We are currently named in five related class-action lawsuits filed against us alleging that we violated Section 2 of the Sherman Act by monopolizing an alleged market for the promotion of elite professional MMA bouts and monopsonizing an alleged market for the services of elite professional MMA athletes. On August 9, 2023, the plaintiffs in the class-action lawsuits were certified as a class. If we are unable to resolve these or other matters favorably, our business, operating results, and our financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition.

The special committee of independent members of WWE’s Board of Directors’ investigation into allegations of misconduct by Mr. McMahon and any further allegations and investigations may have an adverse financial and operational impact on our business performance.

Prior to the Transactions, on June 17, 2022, WWE and its Board of Directors announced that a special committee of independent members of its Board of Directors (the “Special Committee”) was formed to investigate alleged misconduct by WWE’s then-Chief Executive Officer, Vincent K. McMahon. On July 22, 2022, Mr. McMahon resigned from all positions held with WWE but remained a stockholder with a controlling interest. On January 9, 2023, WWE’s Board of Directors elected Mr. McMahon as Executive Chairman of the Board of Directors, and Mr. McMahon subsequently returned to WWE.

On July 25, 2022, based on the findings of the Special Committee investigation, WWE announced that it had determined that certain payments that Mr. McMahon agreed to make during the period from 2006 through 2022 (including amounts paid and payable in the future totaling $14.6 million) were not appropriately recorded as expenses in WWE’s Consolidated Financial Statements. WWE subsequently identified two additional payments totaling $5.0 million, unrelated to the alleged misconduct by Mr. McMahon that led to the Special Committee investigation, that Mr. McMahon made in 2007 and 2009 that were not appropriately recorded as expenses in the WWE’s Consolidated Financial Statements. Together, these unrecorded expenses total $19.6 million (the “Unrecorded Expenses”). All payments underlying the Unrecorded Expenses were or will be paid by Mr. McMahon personally. WWE determined that, while the amount of Unrecorded Expenses was not material in any individual period in which the Unrecorded Expenses arose, the aggregate amount of Unrecorded Expenses would be material if recorded entirely when identified in the second quarter of 2022. Accordingly, WWE revised its previously issued financial statements to record the Unrecorded Expenses in the applicable periods for the years ended December 31, 2019, 2020 and 2021, as well as the first quarter of 2021 and 2022. In light of the Unrecorded Expenses and related facts, WWE concluded that its internal control over financial reporting was not effective as a result of one or more material weaknesses. Although the Special Committee investigation was completed, WWE also received, and the Company may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands and/or other claims and complaints arising from, related to, or in connection with these matters.

Subsequent to WWE’s restatement for the Unrecorded Expenses, WWE was informed of certain additional claims, which have been settled by Mr. McMahon. When the amounts became probable and estimable in the fourth quarter of 2022, including consideration of events that occurred subsequent to December 31, 2022, WWE recorded an additional $7.4 million of expenses. Mr. McMahon has or will make all related payments personally.

Professional costs resulting from WWE’s Special Committee’s investigation have been significant and are expected to continue to be significant as the Company continues to incur costs arising from ongoing and/or potentially new regulatory, investigative and enforcement inquiries, subpoenas and demands and claims. We expect Mr. McMahon to reimburse the Company for reasonable expenses incurred in connection with the investigation. Although we are not aware that significant business has been lost to date, it is possible that a change in the perceptions of our business partners could occur as a result of the investigation or other matters described above. In addition, as a result of the investigation or other matters described above, certain other operational changes, including without limitation other personnel changes, have occurred and may continue to occur in the future, which may have adverse financial and operational impacts on our business. Any adverse impacts as a result of the investigation and related matters, and any further allegations or investigations, could exacerbate any of the risks described herein.

Mr. McMahon’s membership on our Board could have adverse financial and operational impacts on our business.

Mr. McMahon’s membership on our Board could expose us to negative publicity and/or have other adverse financial and operational impacts on our business. His membership also may result in additional scrutiny or otherwise exacerbate the other risks described herein. Any of these outcomes could directly or indirectly have adverse financial and operational impacts on our business.

The impact of global pandemics or other outbreaks, such as the COVID-19 pandemic, could adversely affect our business, financial condition and results of operations.

Our operations and events could be impacted by restrictions resulting from global pandemics or similar outbreaks, such as the COVID-19 pandemic. COVID-19 is still impacting certain countries and communities. While activity has resumed in all of our businesses and restrictions in locations where we operate have been lessened or lifted in most cases, such restrictions could in the future be increased or reinstated. We will assess and respond to any such pandemics or outbreaks, including by abiding by any new government-imposed restrictions, market by market. We are unable to accurately predict the ultimate impact any global pandemics or similar outbreaks will have on our operations going forward due to the aforementioned uncertainties.

Our key personnel, athletes and performers may be adversely impacted by immigration restrictions and related factors.

Our ability to retain our key personnel is impacted, at least in part, by the fact that a portion of our key personnel in the United States are comprised of foreign nationals who are not United States citizens. Similarly, some of our athletes and performers are foreign nationals who are not United States citizens. In order to be legally allowed to work or compete in the United States, these individuals generally hold non-immigrant visas (which may or may not be tied to us) or green cards, the latter of which makes them permanent residents in the United States.

The ability of these foreign nationals to remain and work or compete in the United States is impacted by a variety of laws and regulations, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations, or procedures could adversely affect our ability to hire or retain these key personnel or sponsor athletes and performers who are not United States citizens and could affect our costs of doing business. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work or compete in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we are unable to retain an employee or sponsor an athlete or performer who is a foreign national.

Corresponding issues apply with respect to our key personnel and performers working, and athletes competing, in countries outside of the United States relating to citizenship and work authorizations. Similar changes in applicable laws, regulations or procedures in those countries could adversely affect our ability to hire or retain key personnel or sponsor athletes and performers internationally.

Our business is international in nature and may require employees, contractors, athletes and performers that participate in our events to frequently travel or live abroad. The ability of our key personnel, contractors and the athletes and performers that participate in our events to travel internationally for their work or to participate in our events is impacted by a variety of laws and regulations, policy considerations of foreign governments, the processing procedures of various government agencies and geopolitical actions, including war and terrorism (for example, the conflict involving Russia and Ukraine), or natural disasters including earthquakes, hurricanes, floods, fires, as well as pandemics. In addition, our production of live events internationally subjects us to the numerous risks involved in foreign travel and operations and also subjects us to local norms and regulations, including regulations requiring us to obtain visas for our key personnel and, in some cases, contractors, athletes and performers that participate in our events. Actions by athletes and performers that are out of our control may also result in certain countries barring them from travelling internationally, which could adversely affect our business. If our key personnel, contractors, athletes and performers that participate in our events were prevented from conducting their work internationally for any reason, it could have an adverse effect on our business, financial condition, and results of operations.

Our failure to continue to build and maintain our brands of entertainment could adversely affect our operating results.

We must continue to build and maintain our strong brand identities to attract and retain fans who have a number of entertainment choices. The creation, marketing and distribution of live events and programming content that our fans value and enjoy is at the core of our business. The production of compelling live, televised and streamed content is critical to our ability to generate revenues across our media platforms and product outlets. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media use by fans and by us is an important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brands, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in our television ratings, attendance at our live events post-pandemic, and/or otherwise impact our sales of goods and services, which would adversely affect our operating results.

Our failure to retain or continue to discover key athletes and performers could lead to a decline in the appeal of our events, our storylines and the popularity of its brand of entertainment, which could adversely affect its operating results.

Our success depends, in large part, upon our ability to identify, discover and retain athletes and athletic performers who have the physical ability, acting ability and presence or charisma to succeed in our live events, programming content and, with respect to WWE, the portrayal of characters in our live events and programing. We cannot guarantee that we will be able to continue to identify these athletes and performers. Additionally, throughout our history, athletes and performers from time to time have stopped participating in our events for any number of reasons, and we cannot guarantee that we will be able to retain our current athletes and performers either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key athletes and performers, an increase in the costs required to attract and retain such athletes and performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key athletes or performers could lead to a decline in the popularity of our brand of entertainment and events. Any of the foregoing issues could adversely affect our operating results.

We rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business.

We rely on technology, such as our information systems, content distribution systems, ticketing systems, and payment processing systems, to conduct our business. We also rely on the technology systems of third-parties (including Peacock and ESPN) with whom we partner in our operations. This technology is vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners, and vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

Interruptions in these systems, or with the Internet in general, whether due to fault by any party or due to weather, natural disasters, terrorist attacks, power loss or other force majeure type events, could make our content unavailable or degraded. These service disruptions or failures could be prolonged. Delivery of video programming over the Internet is done through a series of carriers with switch-overs between carriers. Television delivery is extremely complex and includes satellite, fiberoptic cable, over-the-air delivery and other means. Any point of failure in this distribution chain would cause a disruption or degradation of our signal. Service disruption or degradation for any of the foregoing reasons could diminish the overall attractiveness of our content. We do not carry insurance that would cover us in the event of many types of business interruption that could occur.

There can be no assurance that our efforts to protect our confidential and personal information and that of our other business relationships and our investments in information technology will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential or personal information. Such incidents could adversely affect our business operations, and reputation. Any such breach could require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines, compensation and/or damages liabilities.

Our insurance policy that covers data security, privacy liability, and cyber-attacks may not be adequate to cover losses arising from breaches or attacks on our systems. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of confidential or personal information. For example, the California Consumer Privacy Act of 2018 (the “CCPA”) imposes a private right of action for security breaches that could lead to some form of remedy including regulatory scrutiny, fines, private right of action settlements, and other consequences. As a further example, where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alternation, unauthorized disclosure of, or access to, personal data in respect of which UFC is a controller or processor under the GDPR (as defined below), this could result in fines of up to €20.0 million or 4% of annual global turnover under the EU GDPR (as defined below) or £17.50 million and 4% of total annual revenue in the case of the UK GDPR (as defined below). We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

We rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming, and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and those of our third-party vendors. Any significant interruption or failure of the technology upon which we rely, or any significant breach of security, could result in decreased performance and increased operating costs (including refunds to impacted end users), adversely affecting our business, financial condition, reputation and results of operations.

In addition, our use of technology systems and applications presents the potential for further vulnerabilities. For instance, we may be subject to spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees, officers, or athletes, abuse of comments and message boards, fake reviews, doxing, and swatting. We cannot assure you that our internal policies in place to protect against these vulnerabilities will be successful or that we will not be adversely affected should one of these events occur.

Unauthorized disclosure of sensitive or confidential customer information could harm our business and standing with our customers.

The protection of our customer, employee, and other company data is critical to us. We collect, store, transmit, and use personal information relating to, among others, our employees, consumers, and event participants, as well as a range of talent and production information and data that may be provided to us by our vendors. As a result of the COVID-19 pandemic, we also collect certain COVID-related health and wellness information about our employees and others. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of such confidential information. Our facilities and systems, and those of our third-party service providers, may be threatened by or become the target of security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors, or other similar events. We have had and in the future may have breaches of our security systems and unauthorized access to sensitive and confidential information. Any security breach involving the misappropriation, loss or other unauthorized disclosure of employee, customer or other information, whether by us or our third-party service providers, could damage our reputation, result in the loss of customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations, and harm our business. In addition, media and public scrutiny of information security and privacy has become more intense in recent years. As a result, we may incur significant costs to change our business practices or modify our offerings in connection with the protection of personally identifiable information as well as implementing future information security standards.

We also seek to protect trade secrets, confidential information, personal information and other proprietary information, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to such information, such as our employees, collaborators, consultants, advisors and other third parties.

However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology, information and processes. Further, despite these efforts, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information as any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Defending a claim that a party illegally disclosed or misappropriated a trade secret or confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Regulatory action for alleged privacy violations could result in significant fines, orders to cease data processing or other penalties.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, storage, and disposal of personal or sensitive information around the world, including the European Economic Area (“EEA”). As a result, our business is subject to complex and continually evolving (and at times conflicting) U.S. (federal and state) and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

For example, in Europe, we are subject to the General Data Protection Regulation 2016/679 and applicable national supplementing laws (“EU GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the U.K. General Data Protection Regulation and Data Protection Act of 2018 (“UK GDPR”, and together with the EU GDPR, the “GDPR”). The GDPR creates requirements for in-scope businesses regarding personal data, broadly defined as information relating to an identifiable person.

Non-compliance carries potential significant monetary penalties of up to the higher of 4% of a company’s worldwide annual turnover or €20 million/£17.5 million under the EU GDPR and UK GDPR, respectively. We may also face orders to cease/change our processing of personal data, as well as civil claims (including class actions), enforcement notices, assessment notices (for a compulsory audit) and reputational damage.

Under the GDPR, and other privacy regimes globally, we are subject to rules regarding cross-border transfers of personal data. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and United Kingdom to the U.S. and other jurisdictions. For example, on July 16, 2020, the Court of Justice of the European Union invalidated the EU-US Privacy Shield Framework, under which personal data could be transferred from the EEA to relevant self-certified U.S. entities, and further noted that reliance on the Standard Contractual Clauses alone (a standard, non-negotiable form of contract approved by the European Commission as an adequate personal data transfer mechanism, and a potential alternative to the Privacy Shield Framework) may not necessarily be sufficient in all circumstances. Subsequent European court and regulatory decisions have taken a restrictive approach to international data transfers.

We are currently implementing the Standard Contractual Clauses and rely on transfer impact assessments to transfer personal information outside the EEA and the UK, including to the United States. As supervisory authorities within the EEA issue further guidance on international data transfers under the GDPR, and as enforcement actions continue, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or it could affect our operations and the manner in which we provide our services (e.g. we may have to stop using certain tools and vendors and make other operations changes). There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

In addition, as discussed above, the CCPA imposes significant data privacy and potential statutory damages related to data protection for the data of California residents. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur significant costs and expenses in an effort to comply. Further, on November 3, 2020, the California Privacy Rights Act (the “CPRA”) was voted into law by California residents. The CPRA, which went into effect on January 1, 2023 and became enforceable on July 1, 2023, significantly amends the CCPA and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of personal and sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The CCPA has encouraged similar data privacy laws to be considered and enacted in other states across the United States. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which took effect on January 1, 2023. The VCDPA creates consumer rights, similar to the CCPA, and imposes corresponding obligations on covered companies, relating to the access to, deletion of, and disclosures of personal data collected by covered businesses about Virginia residents. The VCDPA provides for civil penalties for violations that are enforceable by the Virginia Attorney General. Further, Colorado, Utah, Connecticut, Iowa, and Indiana, Montana, Tennessee, Florida and Texas have enacted the Colorado Privacy Act, the Utah Consumer Privacy Act, the Connecticut Data Privacy Act, Iowa Consumer Data Protection Act, and the Indiana Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Tennessee Information Protection Act, the Florida Digital Bill of Rights, and the Texas Data Privacy and Security Act respectively, which will go into effect in 2023 (Colorado, Utah and Connecticut), 2024 (Montana, Florida and Texas) 2025 (Iowa and Tennessee) and 2026 (Indiana), and will impose obligations similar to or more stringent than those we may face under other data protection laws. Montana and Tennessee also have laws that are awaiting signature by their respective state governors (with, and there are similar bills in other states in the legislative process) and, more generally, these laws mark the beginning of a trend toward more stringent data privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. Further, broad federal data privacy legislation also has been proposed. Recent, new, and proposed state and federal legislation relating to data privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional compliance programs, could impact strategies and availability of previously useful information, and could result in increased compliance costs and/or changes in business practices and policies.

Our global reach means we are subject to other privacy regimes, and new laws are being enacted regularly, including laws which may have potentially conflicting requirements that would make compliance challenging. If the trend of increasing enforcement by regulators of such laws as reflected in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to better understand users. Recent U.S. and European court and regulator decisions are driving increased attention to cookies and tracking technologies and privacy activists are referring non-compliant companies to regulators. If the trend of increasing enforcement by regulators of the strict approach including opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

Any failure to comply with data protection laws and/or regulations that results in a data security breach could require notifications to data subjects and/or owners under federal, state and/or international data breach notification laws and regulations. The effects of any applicable U.S. state, U.S. federal and international laws and regulations that are currently in effect or that may go into effect in the future, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such laws and regulations. Responding to allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with one another or inconsistent with our existing data management practices or the features of our products and services. Any actual or perceived failure to comply with these and other data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risks of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could harm our business. In addition, we or our third- party service providers could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our or our third-party service providers’ businesses. Any of the foregoing could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.

If, for any number of reasons, we are unable to continue to develop and monetize WWE Network successfully, it could adversely affect our operating results.

Our ability to continue to develop and monetize WWE Network is subject to various risks, including our need to attract, retain and replace fans as well as our reliance on partners to offer our content. The markets for entertainment video are intensely competitive and include many subscription, transactional and ad-supported models and vast amounts of pirated materials, all of which capture segments of the entertainment video market. These markets have been and are expected to continue to be subject to rapid changes, and new technologies and evolving business models are developing at a fast pace. In domestic markets, WWE Network is carried exclusively as a part of Peacock. Our ability to attract and retain fans for WWE Network internationally and for Peacock domestically will depend in part on our ability to provide consistent high-quality content and a high level of service that is perceived as a good value for the consumer’s entertainment dollars in the face of this intense competition. Our failure to do so could adversely affect our business and operating results.

Fans have the ability to receive streaming WWE content through their PCs, Macs and other Internet-connected devices, including game consoles and mobile devices, such as tablets and mobile phones as well as smart televisions and Blu-Ray players. We intend to continue to offer WWE Network in international markets through available platforms and partners. As a result, we rely on outside partners to develop, supply and maintain technology and infrastructure necessary to deliver our content and interact with the user. If we are not successful in maintaining, renewing and/or replacing this technology or if we or Peacock are not successful in entering into and maintaining relationships with platform providers, if we or our partners (including Peacock) encounter technological, licensing or other impediments to streaming our content, or if viewers either upgrade existing platforms or migrate to new platforms in such a way that we or our partners (including Peacock) do not or cannot deliver through the new or upgraded platform, our ability to reach our fans and monetize our content successfully could be adversely impacted. Certain platforms, such as Amazon, Apple, Netflix and Hulu, offer their owned or licensed content and, therefore, may be disincentivized to promote and deliver our content at the same level as provided for their content.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in our brands including, but not limited to, “UFC,” “OCTAGON,” “ULTIMATE FIGHTING CHAMPIONSHIP,” “AS REAL AS IT GETS,” “ULTIMATE FIGHTER,” “WWE,” “RAW,” “SMACKDOWN,” “NXT” and “WRESTLEMANIA,” as well as the UFC and WWE logos and the 2 dimensional octagon shape in an attempt to obtain and protect our brands and their public recognition. Our brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks, copyrights, and other intellectual property rights are critical to our success and competitive position. During trademark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or equivalent authorities in other foreign jurisdictions.

Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections and, consequently, may be unable to obtain sufficient protection for certain trademarks. Our intellectual property rights may be challenged, opposed, and/or invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. In addition, we may seek to oppose, cancel and/or invalidate a third party’s intellectual property rights if we deem such intellectual property violates our rights but we may be unsuccessful in doing so. If we fail to secure intellectual property rights or maintain our intellectual property, competitors might be able to use our brands or other intellectual property, which may harm our business. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we may be unable to prevent others (including third party licensees) from infringing, diluting or misappropriating our intellectual property rights. For example, our premium content may be subject to digital piracy by third parties, which we may not detect or be able to prevent. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete and our business may be harmed. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect our intellectual property in such countries. In addition, we may be required to forgo protections or rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect loss of rights in these assets could negatively impact our business. We cannot guarantee that the available legal steps we have taken, and take in the ordinary course of business, to reasonably protect our intellectual property will be successful or predict whether these steps will be adequate to prevent infringement or misappropriation of these rights.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings or other litigation or disputes with third-parties related to intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain non-infringing intellectual property (such as through a license), which may not be available on commercially reasonable terms, if at all, or may be nonexclusive, thereby giving our competitors and other third parties access to the same intellectual property rights licensed to us, it could result in harm to our competitive position and could adversely affect our business and financial condition. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments related to our intellectual property and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on our valuation. Any adverse ruling or perception of an adverse ruling in defending our intellectual property rights could have an adverse impact on our financial condition or results of operations. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities and future sales, marketing and distribution activities. If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such rights are invalid or unenforceable, we may be required to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, or pay substantial royalties and other fees.

We may license our trademarks and trade names to third parties, such as distributors, consumer product licensees and sponsors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights and intellectual property rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations. Our technology, data and intellectual property are subject to a heightened risk of theft, unauthorized use or compromise to the extent that we engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as intellectual property, trademarks, copyrights, trade secrets, know-how and customer information and records. Piracy, in particular, threatens to damage our business. Furthermore, piracy services are subject to rapid global growth. The success of our streaming video solutions (e.g., UFC Fight Pass) is directly threatened by the availability and use of pirated alternatives, including the live streaming of our live events on social media and other platforms. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues. The value individual consumers are willing to pay for content that we develop may be reduced if piracy presents a sufficiently compelling consumer proposition.

In the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy could result in us losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code to licensees of intellectual property in instances when a licensor of intellectual property files for bankruptcy, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks by themselves. Further, because we rely heavily on the use and licensing of trademarks, we are at risk of losing royalties and other payments from our licensees in the event of a bankruptcy event. Certain foreign jurisdictions in which we operate do not offer comparable protections.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We operate in various jurisdictions abroad, including through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which it may expand;

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more restrictive or otherwise unfavorable government regulation of the entertainment, sports and sports betting industries, which could result in increased compliance costs or otherwise restrict the manner in which we operate and the amount of related fees we are able to charge;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost efficient basis.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our goodwill and indefinite lived intangible assets for impairment annually as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill and indefinite lived intangible assets may not be recoverable. Additionally, we assess if impairment indicators exist related to finite lived intangible assets at each reporting period within our asset groups. To the extent an event occurs suggesting that an asset group’s carrying amount is not recoverable, an impairment assessment is performed. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Adverse impacts to our business could result in impairments and significant charges to earnings.

Participants and spectators in connection with our live events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live events, causing a decrease in our revenue.

We hold numerous live events each year. This schedule exposes our athletes, performers and employees who are involved in the production of those events to the risk of travel and performance-related accidents. There are inherent risks to participants and spectators involved with producing, attending, or participating in live events. Injuries and accidents have occurred and may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our live events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses.

The physical nature of many of our live events exposes the athletes and performers that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in our events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may provide coverage under our accident insurance and event insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. In certain states, notably California and New York, legislative changes have been enacted or are contemplated that draw into question our ability to treat our talent as independent contractors in those states. The impact to us of these initiatives is unknown. If ultimately required, worker’s compensation insurance for our talent or other aspects of their treatment as employees in those states could add expense to, or otherwise alter, our operations, which could affect our business, financial condition and/or results of operations. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes or performers while competing or performing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing laws for athletes and the promotion and operation of MMA events;

•	licensing laws for the supply of sports betting data and other related products to gambling operators;

•	licensing, permitting and zoning requirements for operation of our offices, locations, venues, and other facilities;

•	health, safety, and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment related considerations;

•	human rights and human trafficking, including compliance with the U.K. Modern Slavery Act and similar current and future legislation;

•	employment of youth workers and compliance with child labor laws;

•	compliance with the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and similar regulations in other countries;

•	compliance with applicable antitrust and fair competition laws;

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compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or prohibit our ability to do business with specific individuals or entities or in specific countries or territories;

•	compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities, including the placement of gambling-related advertising at and around MMA events;

•	environmental protection regulations;

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compliance with current and future privacy and data protection laws imposing requirements for the collecting, processing, storing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us, including suspension or revocation proceedings relating to licenses we are required to maintain to conduct our business. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. There can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our events or content, reduce revenue, increase costs, or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at their events, particularly relating to drugs and alcohol.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to the FCPA, and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business, directing business to any person, or securing any improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate adjacent to industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, managers, or other business partners or representatives could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise. Any actual or alleged violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a material adverse effect on our reputation, as well as our business, financial condition, results of operations and prospects. Responding to any investigation or action would also likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions, including sanctions arising from the conflict involving Russia and Ukraine. We cannot guarantee that our efforts to remain in compliance with sanctions requirements will be successful. Any violation of sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

Changes in the regulatory atmosphere and related private sector initiatives could adversely affect our businesses.

Production of video programming by independent producers is generally not directly regulated by the federal or state governments in the United States. SmackDown is on broadcast television on the Fox Network, and certain of our programming is distributed on-demand via cable and satellite operators. We are responsible, directly or indirectly, for compliance with certain additional FCC regulations and statutory requirements applicable to programming distributed over television broadcast stations, cable and satellite, as well as for certain of our programming distributed via online platforms that has been televised via broadcast television, cable or satellite. Any failure to remain in compliance with these requirements could expose us to substantial costs and adverse publicity which could impact our operating results. Changes in FCC regulations, and the ongoing reallocation of satellite spectrum for “5G” next generation wireless broadband use, could impact the availability of satellite transmission spectrum for video programming distribution, which could increase the transmission costs of certain of our programming and/or affect transmission quality and reliability. The markets for programming in the United States and internationally may be substantially affected by government regulations applicable to, as well as social and political influences on, television stations and networks. We voluntarily designate the suitability of each of our television and WWE Network programs using standard industry ratings. Domestic and foreign governmental and private-sector initiatives relating to the production and distribution of video programming are announced from time to time. Compliance by our licensees of these initiatives and/or their noncompliance of governmental policies could restrict our program distribution and adversely affect our levels of viewership, result in adverse publicity and/or otherwise impact our operating results.

We have a substantial amount of indebtedness, which could adversely affect our business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.

As of June 30, 2023, we had an aggregate of $2.7 billion outstanding indebtedness under UFC Holdings, LLC’s term loan and revolving credit facilities (the “UFC Credit Facilities”), with the ability to borrow approximately $205 million more pursuant to the revolving credit facility under the UFC Credit Facilities.

If we cannot generate sufficient cash flow from operations to service this debt, we may need to refinance this debt, dispose of assets or issue equity to obtain necessary funds. Additionally, our credit rating has in the past and may in the future be downgraded. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

This substantial amount of indebtedness could:

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require us to dedicate a substantial portion of our cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

•	require us to refinance in order to accommodate the maturity of the term loans under the UFC Credit Facilities in 2026;

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increase our vulnerability to adverse economic and industry conditions, which could lead to a downgrade in our credit rating and may place us at a disadvantage compared to competitors who may have proportionally less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings; and

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limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, we may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. In addition, because borrowings under the UFC Credit Facilities bear interest at a variable rate, our interest expense could increase, exacerbating these risks. The Federal Reserve has recently raised, and may in the future further raise, interest rates to combat the effects of recent high inflation. Increases in these rates may increase our interest expense. For example, for the year ended December 31, 2022, UFC’s interest expense experienced a net increase of $37.3 million, or 36.5%, compared to the year ended December 31, 2021, primarily driven by higher interest rates on UFC’s variable rate indebtedness that was partially offset by lower overall indebtedness. Although this increase did not materially impact UFC’s operations and business, further increases in interest rates and UFC’s interest expense may impact UFC’s ability to service its indebtedness, increase borrowing costs in the future and reduce UFC’s funds available for operations and other purposes. Based on the outstanding indebtedness under the UFC Credit Facilities as of December 31, 2022, a hypothetical 100 basis point increase in interest rates would have resulted in an approximately $28 million increase in annual interest expense.

From time to time, we may need additional financing, whether in connection with our capital improvements, acquisitions, or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. For example, if borrowings available under the UFC Credit Facilities are insufficient or unavailable at a reasonable cost, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital, or restructuring, which alternatives may not be available to us on favorable terms when required, or at all. Any of the foregoing could have a material adverse effect on our business.

Restrictive covenants applicable to the UFC Credit Facilities may restrict our ability to pursue our business strategies.

The credit agreements governing the terms of the UFC Credit Facilities restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens, and affiliate transactions. The UFC Credit Facilities also contain customary events of default, including upon a change in control. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the sports industry. Our ability to comply with these covenants is subject to certain events outside of our control. Additionally, we may in the future need to amend or obtain waivers to our existing covenants, and cannot guarantee that we will be able to obtain those amendments or waivers on commercially reasonable terms or at all. If we are unable to comply with these covenants, the lenders under the UFC Credit Facilities could terminate their commitments and accelerate repayment of our outstanding borrowings, which also may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. If such an acceleration were to occur, we may be unable to obtain adequate refinancing indebtedness for our outstanding borrowings on favorable terms, or at all. We have pledged a significant portion of our assets as collateral under the UFC Credit Facilities. If we are unable to repay our outstanding borrowings when due, the lenders under the UFC Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have an adverse effect on our business, financial condition, and operating results.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Our ability to make payments on, or to refinance our obligations under, our indebtedness will depend on future operating performance and on economic, financial, competitive, legislative, regulatory, and other factors. Many of these factors are beyond our control. Our consolidated cash balance also includes cash from other consolidated non-wholly owned entities. These entities may have restrictions in their ability to distribute cash to the rest of the company, including under the terms of applicable operating agreements or debt agreements, which may require the approval of certain third parties based on the timing and amount of distribution. It cannot be assured that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity.

Our accounts receivable relate principally to a limited number of distributors, licensees, and other partners increasing our exposure to bad debts and counter-party risk which could potentially have a material adverse effect on our results of operations.

Substantial portions of our accounts receivable are from distributors of our programming; hosts/promoters of our live events; and licensees who produce consumer products utilizing our intellectual property. The concentration of our accounts receivable across a limited number of parties subjects us to individual counter-party and credit risk as these parties may breach our agreement, claim that we have breached the agreement, become insolvent and/or declare bankruptcy, delaying or reducing our collection of receivables or rendering collection impossible altogether. Certain of the parties are located overseas which may make collection efforts more difficult (including due to increased legal uncertainty) and, at times, collections may be economically unfeasible. Adverse changes in general economic conditions and/or contraction in global credit markets could precipitate liquidity problems among our debtors. This could increase our exposure to losses from bad debts and have a material adverse effect on our business, financial condition and results of operations.

There are inherent risks relating to WWE’s new leased corporate headquarters and media production facilities.

We have leased space in downtown Stamford, Connecticut, in which we plan to house substantially all of WWE’s operations, including its corporate headquarters and media production facilities. The scope of this project has changed somewhat. The initial move began in April 2023 and is expected to continue in phases through 2024. The buildout of this space has and will continue to involve substantial capital expenditure, and it could take longer, and cost more, than currently expected. Significant delays and/or cost overruns would result in higher expenditures and could be disruptive of WWE’s operations, any of which could have a negative impact on our financial condition or results of operations. Moreover, it is possible that, once completed, the space may prove to be less conducive to WWE’s operations than is currently anticipated, resulting in operational inefficiencies or similar difficulties that could prove difficult or impossible to remediate and result in an adverse impact on our financial condition or results of operations.

We could be subject to union-organizing and labor disruption, which could adversely affect our business.

Though our businesses are not subject to collective bargaining agreements, our businesses may be interrupted as a result of labor disputes by outside unions, or internal efforts, attempting to unionize one or more groups of employees. There have also been efforts to organize the athletes that participate in our events. A work stoppage or other labor disruption at one or more of our operated venues or at our promoted events could have an adverse effect on our business, financial condition, and results of operations. We cannot predict the effect that a potential work stoppage or other labor disruption would have on our business.

We may face labor shortages that could slow our growth.

The successful operation of our business depends upon our ability to attract, motivate, and retain a sufficient number of qualified employees. Shortages of labor may make it increasingly difficult and expensive to attract, train, and retain the services of a satisfactory number of qualified employees and could adversely impact our events and productions. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have an adverse effect on our business, financial condition, and results of operations.

We also rely on contingent workers in order to staff our live events and productions, and our failure to manage our use of such workers effectively could adversely affect our business, financial condition, and results of operations. We could potentially face various legal claims from contingent workers in the future, including claims based on new laws or stemming from allegations that contingent workers or employees are misclassified. We may be subject to shortages, oversupply, or fixed contractual terms relating to contingent workers. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.

Exchange rates may cause fluctuations in our results of operations.

Because we derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. Dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results. Although we cannot predict the future relationship between the U.S. Dollar and the currencies used by our international businesses, principally the British Pound and the Brazilian Real, we experienced a foreign exchange rate net loss of $1.0 million for the six months ended June 30, 2023.

Costs associated with, and our ability to, obtain insurance could adversely affect our business.

As a result of heightened concerns and challenges regarding property, casualty, liability, business interruption, cancellation, and other insurance coverage resulting from terrorist and related security incidents along with varying weather-related conditions and incidents, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost and with reasonable deductibles. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits and reasonable deductibles will not adversely impact our profitability, thereby possibly impacting our operating results and growth. We have a significant investment in equipment when holding live events at venues across the world, which are generally located near major cities and which hold events typically attended by a large number of people.

We cannot assure you that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses, and acts of terrorism, would be adequate should one or multiple adverse events occur, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot assure you that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have an adverse effect on our financial position and future results of operations if asset damage or company liability were to exceed insurance coverage limits, or if an insurer were unable to sufficiently or fully pay our related claims or damages.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We regularly review metrics, including the number of fans and social media followers of our businesses, to evaluate growth trends, measure our performance and make strategic decisions. Our methodologies for tracking these metrics are subject to certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track these metrics. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our businesses (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or our accounts). We have only limited abilities to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity. Our methodologies for tracking such metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the limitations of our methodologies or issues with the data received from third parties, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our metrics are not accurate representations of the reach of our brands, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate our metrics with a sufficient degree of accuracy and cannot find and adequate replacement for the metric, it could result in an adverse impact on our financial condition or results of operations.

Risks Related to Our Organization and Structure

We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo and, accordingly, we are dependent upon distributions from TKO OpCo to pay taxes and other expenses.

We are a holding company whose principal assets are the TKO OpCo Units we hold in TKO OpCo. We will not have independent means of generating revenue. Because TKO OpCo is intended to be treated as a pass-

through entity for U.S. federal income tax purposes, we and other members of TKO OpCo (or their indirect equity holders) generally are subject to U.S. federal income taxes on their allocable share of TKO OpCo’s taxable income or gain. As the sole managing member of TKO OpCo, we generally intend to cause TKO OpCo to make quarterly distributions to the members of TKO OpCo (or otherwise provide them with liquidity) in amounts sufficient to cover the taxes on their allocable share of the taxable income of TKO OpCo after the consummation of the Transactions. However, there can be no assurance that TKO OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to TKO Group Holdings to cover our taxes and other expenses or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Subsidiaries of TKO OpCo are currently subject to debt instruments or other agreements that may restrict distributions from TKO OpCo’s subsidiaries and TKO OpCo’s ability to make distributions to us, which could adversely affect our cash flows, liquidity and financial condition.

As a result of (among other considerations) potential differences in the amount of net taxable income allocable to the members of TKO OpCo under applicable tax rules and the lower tax rate applicable to corporations (like us) as compared to individuals (certain individuals will own indirect interests in TKO OpCo and be subject to tax on income earned by TKO OpCo), it is anticipated that the tax distributions made by TKO OpCo to us may exceed the tax liabilities that we are required to pay on our allocable share of income of TKO OpCo. TKO OpCo’s payment of tax distributions to the members of TKO OpCo could result in the distribution of cash out of TKO OpCo that is in excess of what is required to permit the direct or indirect securityholders of TKO OpCo to pay their tax liabilities attributable to their direct or indirect ownership of TKO OpCo, which could have an adverse effect on TKO OpCo’s liquidity.

We will have discretion on how to utilize cash distributed to us (including tax distributions) that is in excess of cash actually required to pay our taxes or other costs and expenses as a public company, including retaining such cash, loaning such cash to TKO OpCo or distributing such cash. No adjustments to the exchange ratio for TKO OpCo Units and corresponding shares of our Class B common stock will be made as a result of any loans made by us to TKO OpCo or as a result of any retention of cash by us. To the extent we do not distribute any cash we hold and instead, for example, holds such cash balances, or lend them to TKO OpCo or TKO OpCo’s subsidiaries, this may result in shares of TKO Group Holdings Class A common stock increasing in value relative to the value of TKO OpCo Units. The holders of TKO OpCo Units may benefit from any value attributable to such cash balances if they acquire shares of TKO Group Holdings Class A common stock in exchange for their TKO OpCo Units.

In addition to the foregoing, it is also possible that in certain situations we may not receive distributions from TKO OpCo sufficient to pay our tax liabilities attributable to our allocable share of income and gain of TKO OpCo. In such situations, TKO OpCo may loan cash to us to enable us to pay our tax liabilities, and TKO OpCo may charge us interest on any such loans in an amount up to 50 basis points in excess of TKO OpCo’s current cost of debt capital. These loans could affect our liquidity and adversely affect our financial results and condition.

We are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.

Subsidiaries of Endeavor collectively own 51% of the voting power of us and 51% of the economic interests in TKO OpCo on a fully diluted basis. Under the governance agreement, Endeavor may acquire additional shares of our common stock up to an aggregate of 75% of economic or voting interest in us or TKO OpCo without the approval of a majority of the independent directors of our Board.

Endeavor will also conduct various administrative and operational functions of the Company pursuant to the services agreement. The provision of these services will provide Endeavor significant influence over the daily operations and internal functions of the Company.

Subject to consent rights and the other agreements described herein, including the governance agreement and the services agreement, Endeavor will have the ability to substantially control us, including the ability to control any action requiring the general approval of our stockholders, including the election of a majority of our Board members, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets, subject to the terms of the governance agreement relating to Endeavor’s agreement to vote in favor of the director nominees not designated by Endeavor as described in more detail in “Certain Relationships and Related Party Transactions—Governance Agreement.”

This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of us, and may make some transactions more difficult or impossible without the support of Endeavor, even if such events are in the best interests of minority stockholders. This concentration of voting power may have a negative impact on the price of our Class A common stock.

Endeavor’s interests may not be fully aligned with holders of our Class A common stock, which could lead to actions that are not in their best interest, because Endeavor holds its economic interest in the business through TKO OpCo, rather than through us. For example, Endeavor and subsidiaries of Endeavor may have different tax positions from us, which could influence Endeavor’s decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration tax or other considerations relevant to Endeavor or its subsidiaries even where no similar considerations would apply to us. The significant ownership in the Company held by Endeavor’s subsidiaries, as well as the ability of Endeavor’s subsidiaries to control certain operations of the Company pursuant to the services agreement and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which holders of shares of our Class A common stock might otherwise receive a premium for their shares over the then-current market price. Subject to the contractual limitations described in “Certain Relationships and Related Party Transactions—Governance Agreement,” Endeavor also operates a number of businesses through its subsidiaries that may compete with us or may otherwise conflict with the interests of the Company, or be party to agreements or engaged in activities that prevent us from performing certain business activities or owning certain assets.

Section 203 of the DGCL (“Section 203”) may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203. Endeavor, Mr. McMahon and their respective affiliates and direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, Endeavor, Mr. McMahon and their respective affiliates renounce any interest or expectancy in a transaction or matter that may be a corporate opportunity for the Company or any of our non-employee directors have no duty to present such corporate opportunity to us and they may invest in competing businesses or do business with our clients or customers. To the extent that our non-employee directors invest in other businesses, they may have differing interests than our other stockholders. In addition, we may in the future partner with or enter into transactions with existing investors or their affiliates, including with respect to future investments, acquisitions, and dispositions.

We cannot predict the impact our capital structure and the concentrated control by Endeavor may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Endeavor, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indices are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indices, stated that it plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indices, stated that companies with multiple share classes will not be eligible for certain of their indices. As a result, our Class A common stock will likely not be eligible for these stock indices. We will not be able to assure you that other stock indices will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

If Endeavor or its subsidiaries sell a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

Endeavor’s subsidiaries own a controlling equity interest in us. Endeavor has the ability, should it choose to do so, to sell some or all of its subsidiaries’ shares of our capital stock (or shares of our capital stock that Endeavor’s subsidiaries may obtain) in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of the Company. Further, the distribution or sale by Endeavor’s subsidiaries of a substantial number of shares, even if not a controlling interest, or a perception that a distribution or such sales could occur, could significantly reduce the market price of our Class A common stock.

If Endeavor’s subsidiaries privately sell a controlling interest in the Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Endeavor’s subsidiaries sell a controlling interest in us to a third party, our future indebtedness may be subject to acceleration, Endeavor may terminate certain other arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

Endeavor controls more than 50% of our combined voting power for the election of directors on our Board. As a result, we are considered a “controlled company” for the purposes of NYSE rules and corporate governance standards, and therefore are permitted to, and intend to, elect not to comply with certain corporate governance requirements of the NYSE, including, for example, the requirement to establish a nominating and corporate governance committee composed entirely of independent directors. For so long as we remain a “controlled company,” we may at any time and from time to time, utilize any or all of the applicable governance exemptions available under the NYSE rules. Accordingly, holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a “controlled company” until Endeavor no longer controls more than 50% of our combined voting power.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), our management is required to provide a report on our internal control over financial reporting, including an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm, beginning with our second Annual Report on Form 10-K as a public company. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we will engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. We will need to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes- Oxley Act. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board. These provisions, which may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following:

•	advance notice requirements for stockholder proposals and director nominations;

•	provisions limiting stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent; and

•

the ability of the Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by the Board.

These provisions of our certificate of incorporation and bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

The provisions of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits and the federal district courts of the United States for the resolution of any complaint asserting a cause of action under the Securities Act may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (i) any derivative action, lawsuit or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent or other employee or stockholder of us to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court located in the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

UFC has no history of operating as a publicly traded company separate from Endeavor and has no history of operating with WWE as a combined publicly traded company. Our pro forma financial information, therefore, is not necessarily representative of the results that we would have achieved as a combined, publicly traded company and may not be a reliable indicator of our future results.

The historical information about UFC herein refers to its businesses as operated by and integrated with Endeavor. Our pro forma financial information included herein is derived from the consolidated financial statements and accounting records of WWE and, with respect to UFC, Endeavor. Accordingly, the pro forma financial information included herein does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below.

Prior to the Transactions, UFC’s businesses have been operated by Endeavor as part of Endeavor’s broader corporate organization integrated with the other businesses of Endeavor, rather than as a separate, publicly traded company. Endeavor and its affiliates supported UFC in various corporate functions such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Our pro forma financial results reflect allocations of corporate expenses from Endeavor for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly-traded company. Following the Transactions, including the Merger, the cost related to such functions previously performed by Endeavor, or such functions that are performed by Endeavor pursuant to the services agreement, may therefore increase. Historically, UFC and Endeavor have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although similar economies of scale and scope may exist as a combined company with WWE, and although we have entered into transition agreements with Endeavor, including the services agreement, these arrangements may not fully capture the benefits that UFC had enjoyed as a result of being integrated with Endeavor and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition.

We may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. Our cost of capital for our business may be higher than Endeavor’s or WWE’s cost of capital prior to the Transactions, including the Merger.

As a public company, our costs may be significant, and the regular operations of our business may be disrupted.

We expect to incur significant additional legal, accounting, reporting, and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations, and various other costs. We also expect to incur incremental costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules implemented by the SEC and the Public Company Accounting Oversight Board. Compliance with these rules and regulations will make some activities more difficult, time-consuming, and costly, and, as a result, may place a strain on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest and intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, and results of operations.

The competitive opportunity provisions in our charter could enable certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates to benefit from competitive opportunities that might otherwise be available to us.

Our charter provides that, to the fullest extent permitted by law, we renounce any interest or expectancy in a transaction or matter that may be a competitive opportunity for certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates (the “Identified Persons”) (other than in their capacities as directors of TKO Group Holdings), and such Identified Persons have no duty to refrain from directly or indirectly (1) participating or otherwise engaging in any competitive opportunity, (2) otherwise competing with us or any of our controlled affiliates, (3) otherwise doing business or transacting with any potential or actual customer, supplier or other business relation of us or any of our controlled affiliates or (4) otherwise employing or engaging any officer, employee or other service provider of ours or any of our controlled affiliates. In addition, the Identified Persons have no duty to present any such competitive opportunity to us. To the extent that the Identified Persons engage in any of the foregoing actions, they may have differing interests than our other stockholders. For a more complete description of the terms of the TKO Group Holdings charter, see the section titled “Description of Our Capital Stock.”

Our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Endeavor. Also, certain of Endeavor’s current executive officers are our directors and officers, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Endeavor, certain of our executive officers and directors own equity interests in Endeavor. Continuing ownership of shares of Endeavor capital stock and equity awards could create, or appear to create, potential conflicts of interest if we and Endeavor face decisions that could have implications for both Endeavor and us. In addition, certain of Endeavor’s current executive officers and directors are also our executive officers and directors, and this could create, or appear to create, potential conflicts of interest when we and Endeavor encounter opportunities or face decisions that could have implications for both companies or in connection with the allocation of such officers’ or directors’ time between Endeavor and us.

Endeavor and subsidiaries of Endeavor may compete with us.

Endeavor and subsidiaries of Endeavor will not be restricted from competing with us, other than as contractually agreed upon. Endeavor has agreed that until the later of five years following the closing date of the Transactions or six months following Endeavor’s ceasing to beneficially own more than 20% of the voting power of the then-outstanding shares of our common stock, Endeavor and its controlled affiliates (other than UFC and its subsidiaries) will not (1) other than de minimis passive investments, acquire or invest in any competitive wrestling league or professional mixed martial arts league that is competitive with us or (2) represent any competitive wrestling league, any athlete or wrestling talent in respect of their contractual relationship with us or its subsidiaries or any former wrestling talent of WWE in respect of their contractual relationship with any competitive wrestling league. See “Certain Relationships and Related Party Transactions—Governance Agreement.”

If Endeavor in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected. For further information, please read the section entitled “Certain Relationships and Related Party Transactions.”

Combining the businesses of WWE and UFC may be more difficult, time-consuming or costly than expected, and the actual benefits of combining the businesses of WWE and UFC may be less than expected, either or both of which may adversely affect our future results.

The anticipated benefits from the completion of the Transactions, including the Merger, may not be achieved if the businesses of WWE and UFC are not successfully combined. WWE and UFC have been operated as independent businesses, and our management may face significant challenges in integrating the technologies, organizations, systems, procedures, policies and operations, as well as addressing the different business cultures at WWE and UFC, managing the increased scale and scope of the combined businesses, identifying and eliminating duplicative programs, and retaining key personnel. If TKO Group Holdings as a combined company is not successfully integrated, the anticipated benefits of the Transactions, including the Merger, may not be realized fully or at all or may take longer to realize than expected. Actual synergies, if achieved, may be less than expected and may take longer to achieve than anticipated.

The integration of the businesses of WWE and UFC may also be complex and time consuming and require substantial resources and effort. In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized as a result. The integration process and other disruptions resulting from the Transactions, including the Merger, may also disrupt WWE’s or UFC’s ongoing businesses operations and/or adversely affect WWE’s or UFC’s relationships with employees, customers, clients, partners, regulators and others with whom WWE and UFC have business or other dealings. Such consequences of the integration process may adversely affect our business and results of our operations.

The terms of TKO OpCo’s services agreement with Endeavor may be more favorable than TKO OpCo would be able to obtain from an unaffiliated third party. If TKO OpCo were to cease being a subsidiary of Endeavor, TKO OpCo may be unable to replace the services Endeavor provides in a timely manner or on comparable terms.

Endeavor and certain of its affiliates, on the one hand, and TKO OpCo, on the other hand, entered into a services agreement pursuant to which Endeavor and TKO OpCo agreed to provide each other with certain specified services following the completion of the Transactions, including the Merger, including services relating to content, events, gaming rights, marketing, sponsorship, accounting, employee benefits, information technology, legal support and communications. The services agreement has a term of seven years, subject to successive automatic 12-month renewal terms, unless Endeavor provides written notice of its intent not to renew.

While Endeavor will be contractually obligated to provide TKO OpCo with certain specified services during the term of the services agreement, TKO OpCo cannot be assured that these services will be sustained at the same level after the expiration or termination of such services agreement, or that TKO OpCo will be able to replace these services in a timely manner or on comparable terms. If these services are no longer procured from Endeavor, or if certain arrangements with Endeavor are terminated, TKO OpCo’s costs of procuring those services from third parties may increase. The services agreement also contains terms and provisions that may be more favorable to TKO OpCo than terms and provisions TKO OpCo might have obtained in arm’s-length negotiations with unaffiliated third parties. For a description of the services agreement, see “Certain Relationships and Related Party Transactions.”

Risks Related to Our Class A Common Stock

An active trading market for our Class A common stock may not develop and you may not be able to sell your shares of Class A common stock.

Although we have listed our Class A common stock on the NYSE, an active trading market may never develop or be sustained. If an active market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell shares at an attractive price or at all.

The market price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all.

The market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	trends and changes in consumer preferences in the industries in which we operate;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

•	changes in key personnel;

•	our entry into new markets;

•	changes in our operating performance;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	the development and sustainability of an active trading market for our Class A common stock;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the inclusion, exclusion, or deletion of our Class A common stock from any trading indices;

•	future sales of our Class A common stock by our officers, directors, and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, pandemics, wars, acts of terrorism, other natural disasters, or responses to such events;

•

changes in financial markets or general economic conditions, including, for example, due to the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the conflict involving Russia and Ukraine, acts of terrorism, and pandemics or other public health crises;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	changes in accounting principles.

The market price also may decline if we do not achieve the perceived benefits of the Transactions as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Transactions on our financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. These and other factors may lower the market price of our Class A common stock, regardless of its actual operating performance. As a result, our Class A common stock may trade at prices significantly below the price at which shares were purchased.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future (except as otherwise noted under “Dividend Policy”), capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our Class A common stock to provide dividend income. Pursuant to the transaction agreement, the WWE Designees are permitted to declare, set a record date for and pay a one-time special dividend on shares of TKO Class A common stock, which was declared on September 12, 2023 for $3.86 per share, payable on September 29, 2023 to the stockholders of our Class A common stock of record as of September 22, 2023. With the exception of this special dividend and the potential quarterly distributions of cash received from TKO OpCo in excess of cash required for TKO Group Holdings’ taxes or other costs or expenses, we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of the UFC Credit Facility restrict our ability to pay dividends, and the terms of any future debt agreements we may elect to utilize are likely to contain similar restrictions. As a result, except as otherwise noted above and under “Dividend Policy,” capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our Class A Common Stock. See “Dividend Policy” for more information.

You will be diluted by the future issuance of our Class A common stock or securities convertible into our Class A common stock, in connection with the conversion of the Convertible Notes, or issuances under our incentive plans, for acquisitions, for capital raises or otherwise.

We expect to issue additional shares of Class A common stock, as further described below. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. For more information on the impact of the offer and sale of the Class A common stock or from the issuance of the Conversion Shares upon conversion of the Convertible Notes covered by this prospectus on the market price of our Class A common stock, also see “Risks Related to this Offering—The shares of Class A common stock covered by this prospectus represent a substantial percentage of the outstanding shares of Class A common stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Class A common stock of TKO Group Holdings to decline significantly and certain selling stockholders still may receive significant proceeds.”

In the future, TKO Group Holdings may also issue additional securities in connection with investments, acquisitions or capital-raising activities, which could constitute a material portion of its then-outstanding shares of Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Any shares of Class A common stock that TKO Group Holdings issues will have a dilutive effect on the number of outstanding shares of Class A common stock. Our decision to issue securities in the future will depend on market conditions and other factors beyond our control.

Risks Related to Tax Matters

Tax matters may cause significant variability in our financial results.

Our businesses, conducted through TKO OpCo and its subsidiaries, will be subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate may vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income, pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates, increases or decreases to valuation allowances that need to be recorded against deferred tax assets, tax audits conducted and settled by various tax authorities, adjustments to income taxes upon finalization of income tax returns, the ability to claim foreign tax credits, and changes in tax laws and their interpretations in countries in which we will be subject to taxation.

TKO OpCo may be required to pay additional taxes as a result of the partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as TKO OpCo that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although there are uncertainties in how these rules will continue to be implemented, they could result in TKO OpCo (or any of its applicable subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and TKO Group Holdings, as a direct or indirect member of TKO OpCo (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment (and even though we may not have even been an equity holder of TKO OpCo during the taxable period for which the relevant audit adjustment is imposed).

Under certain circumstances, TKO OpCo may be eligible to make an election (a “Push Out Election”) to cause holders of equity interests in TKO OpCo to take into account the amount of any taxes attributable to any tax audit adjustment, including any interest and penalties, in accordance with such holders’ interest in TKO OpCo in the year under audit.

With respect to taxable periods beginning after the closing of the transactions contemplated by the transaction agreement, we will decide whether to cause TKO OpCo to make a Push Out Election in our discretion. If TKO OpCo does not make this election, the then-current holders of TKO OpCo Units (including the EDR subscribers, as applicable) would economically bear the burden of the understatement even if such holders had a different percentage interest in TKO OpCo during the year under audit, unless, and only to the extent, TKO OpCo recovers such amounts from current or former impacted holders of TKO OpCo. Similar rules will also apply with respect to any of TKO OpCo’s subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes.

With respect to taxable periods (or portions thereof) of TKO OpCo or its subsidiaries ending on or prior to the transactions contemplated by the transaction agreement, Endeavor OpCo will have the ability to prevent TKO OpCo or such subsidiaries from making (or causing to be made) any Push Out Election, as further described below. The failure to make such election could result in TKO Group Holdings bearing liabilities with respect to such audit adjustment even though TKO Group Holdings may not have owned any interest in TKO OpCo during the audited period and could adversely affect TKO Group Holdings’ liquidity and financial condition.

TKO OpCo has agreed to indemnify Endeavor OpCo (and its affiliates and direct and indirect owners) and TKO Group Holdings for certain tax liabilities attributable to taxable periods (or portions thereof) ending on or prior to the closing of the transactions contemplated by the transaction agreement, and this indemnification could adversely affect the liquidity and financial condition of TKO OpCo and TKO Group Holdings.

Under the terms of the transaction agreement, TKO OpCo has generally agreed to indemnify Endeavor OpCo and its affiliates and direct and indirect equity holders for tax liabilities attributable to the business conducted by TKO OpCo and its subsidiaries for taxable periods ending on or prior to the closing of the transactions contemplated by the transaction agreement, subject to certain exceptions. TKO OpCo has also generally agreed to indemnify TKO Group Holdings and its affiliates for tax liabilities attributable to WWE and its subsidiaries for taxable periods ending on or prior to the closing of the transactions contemplated by the transaction agreement, subject to certain exceptions. These indemnification obligations will subject the equity holders of TKO Group Holdings to risks and potential exposures attributable to the business conducted by TKO OpCo for periods prior to the time that TKO Group Holdings acquired an interest in TKO OpCo, and to exposure for income taxes otherwise payable by TKO OpCo’s former equity owners. In addition, Endeavor OpCo will have the ability to prevent TKO OpCo from making a Push Out Election in connection with pre-closing tax audits of TKO OpCo and its subsidiaries attributable to periods (or portions thereof) ending on or prior to the closing of the transactions contemplated by the transaction agreement. Endeavor OpCo’s interests in connection with such election will differ from those of TKO Group Holdings, as a failure to make such election could result in TKO Group Holdings bearing tax liabilities that would, if such election were made, be borne by TKO OpCo’s former equity owners. Any tax liabilities that are subject to indemnification by TKO OpCo could adversely affect the liquidity and financial position of TKO OpCo and TKO Group Holdings.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain other persons (a “covered corporation”). Because we are a Delaware corporation and our securities trade on the NYSE, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not our stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. If we were to conduct repurchases of our stock or other transactions covered by the excise tax described above, we could potentially be subject to this excise tax, which could increase our costs and adversely affect our operating results.

Future changes to U.S. and foreign tax laws could adversely affect TKO Group Holdings.

The G20, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where TKO Group Holdings and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and other countries in which TKO Group Holdings and its affiliates will do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on its worldwide tax liabilities, business, financial condition, and results of operations.

General Risk Factors

If securities or industry analysis publish inaccurate or unfavorable research about us or our business, the price of our Class A Common Stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

Our business may involve potential internal conflicts of interest due to the breadth and scale of our platform.

We have to manage actual and potential internal conflicts of interest in our business due to the breadth and scale of our platform. Different parts of our business may have actual or potential conflicts of interest with each other, including our media production, events production, owned sports properties, sponsorship, and content development businesses. Although we attempt to manage these conflicts appropriately, any failure to adequately address or manage internal conflicts of interest could adversely affect our reputation, and the willingness of third parties to work with us may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived internal conflicts of interest, which could have an adverse effect on our business, financial condition, and results of operations. For more information regarding potential conflicts of interest related to our status as a “controlled company,” see “—We are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.”

The unaudited pro forma combined condensed financial statements included herein are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma combined condensed financial statements included herein are presented for informational purposes only and are not intended to, and are not necessarily indicative of, what our actual financial condition or results of operations would have been had the Transactions been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

We could face a variety of risks if we expand into other new and complementary businesses and/or make certain investments or acquisitions.

We have entered into new or complementary businesses and made equity and debt investments in other companies in the past and plan to continue to do so in the future. We may also enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances. Risks of this expansion and/or these investments and transactions may include, among other risks: unanticipated liabilities or contingencies including counter-party risks such as inadvertent breaches or collection difficulties; potential diversion of management’s attention and other resources, including available cash, from our existing businesses; loss on investments due to poor performance by the business invested in; inability to integrate a new business successfully; revaluations of debt and equity investments as well as market, credit and interest-rate risks (any of which could result in impairment charges and other costs); competition from other companies with more experience in such businesses; and possible additional regulatory requirements and compliance costs, all of which could affect our business, financial condition and operating results.

We will share control in joint venture projects, other investments, and strategic alliances, which will limit our ability to manage third-party risks associated with these projects.

We may participate in joint ventures, other non-controlling investments, and strategic alliances in the future. In these joint ventures, investments, and strategic alliances, we may have shared control over the operation of the assets and businesses. As a result, such investments and strategic alliances may involve risks such as the possibility that a partner in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, additional capital contributions, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations.

Preparing our financial statements will require us to have access to information regarding the results of operations, financial position, and cash flows of our joint ventures and other investments. Any deficiencies in our internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our Class A common stock. Additionally, if our joint ventures and other investments are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

We, as with other companies, may face increasing scrutiny related to our environmental, social and governance (“ESG”) practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. While we may at times engage in voluntary initiatives, such initiatives may be costly and may not have the desired effect. For example, we may not ultimately be able to achieve any initiatives or commitments we undertakes due to cost, technological constraints, or other factors outside of our control. Moreover, actions or statements that we may take based on expectations or assumptions that we believe to be reasonable at the time made may subsequently be determined to be erroneous or be subject to misinterpretation. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our business, brand or reputation may be negatively impacted and subject to investor or regulator engagement regarding such matters. Furthermore, some market participants, including major institutional investors, may also use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Operating in more than one jurisdiction may make our compliance with any applicable ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also cause additional impacts on our business, financial condition, or results of operations.

Risks Related to this Offering

The shares of Class A common stock covered by this prospectus represent a substantial percentage of the outstanding shares of Class A common stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of the Class A common stock of TKO Group Holdings to decline significantly and certain selling stockholders still may receive significant proceeds.

Upon effectiveness of the registration statement of which this prospectus forms a part, or upon satisfaction of the requirements of Rule 144 promulgated under the Securities Act (“Rule 144”), certain shareholders of TKO Group Holdings may sell large amounts of TKO Group Holdings’ Class A common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in or putting significant downward pressure on the price of the Class A common stock. Additional sales of a substantial number of shares of Class A common stock in the public market, or the perception that such sales may occur, could have an adverse effect on TKO Group Holdings’ stock price and could impair its ability to raise capital through the sale of additional stock. Furthermore, redemptions or exchanges of common units (and the corresponding shares of Class B common stock) into Class A common stock will have a dilutive effect on the number of outstanding shares of Class A common stock, even if the indirect or direct economic ownership of TKO Group Holdings by holders of Class A common stock remain unchanged. For more information on the dilution that might impact shareholders, also see “Risks related to our organization and structure—You will be diluted by the future issuance of our Class A common stock or securities convertible into our Class A common stock, in connection with the conversion of the Convertible Notes, or issuances under our incentive plans, for acquisitions, for capital raises or otherwise.”

Upon the completion of the Transactions, including the Merger, TKO Group Holdings will have 83,162,446 shares of Class A common stock issued and outstanding. The offer and sale of shares of Class A common stock covered by this prospectus represent 35.3% of the currently issued and outstanding number of shares of Class A common stock, or 17.0% assuming the redemptions or exchange of all common units (and the corresponding shares of Class B common stock) into Class A common stock.

Despite any potential decline in the public trading price of our shares of Class A common stock, the selling stockholders named in this prospectus may still experience a positive rate of return on their shares of Class A common stock due to a differences in their assumed purchase prices of shares of Class A common stock and the public trading price of our shares of Class A common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders or from the issuance of the Conversion Shares upon conversion of the Convertible Notes.

The selling stockholders will pay any underwriting fees, discounts and selling commissions incurred by such holders in disposing of their shares of Class A common stock, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities and the shares of Class A common stock issued by us upon conversion of the Convertible Notes covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accountants.

DETERMINATION OF OFFERING PRICE

Our Class A common stock is listed on the NYSE under the symbol “TKO.” The actual offering price of the shares of our Class A common stock covered by this prospectus will be determined by prevailing market prices at the time of sale, by negotiated private transactions or as otherwise described in the section entitled “Plan of Distribution.”

DIVIDEND POLICY

Pursuant to the transaction agreement, the WWE Designees are permitted to declare, set a record date for and pay a one-time special dividend on shares of TKO Class A common stock, which was declared on September 12, 2023 for $3.86 per share, payable on September 29, 2023 to the stockholders of our Class A common stock of record as of September 22, 2023. Other than this special dividend and the quarterly distributions as noted below, we do not anticipate declaring or paying any other cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our Board and may be discontinued at any time. In determining the amount of any future dividends, our Board will take into account any legal or contractual limitations, restrictions in our debt agreements, including the UFC Credit Facilities, our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from TKO OpCo and other factors that our Board may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Facilities” for more information on the restrictions the UFC Credit Facilities impose on our ability to declare and pay cash dividends. Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from TKO OpCo. See “Risk Factors—Risks Related Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future (except as otherwise noted under “Dividend Policy”), capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

However, to the maximum extent permitted by law, TKO Group Holdings expects to make quarterly distributions of cash received from TKO OpCo in excess of cash required for TKO Group Holdings’ taxes or other costs or expenses, unless a majority of the Board determines that TKO OpCo has a bona fide need for such cash (e.g., potential acquisitions) and determines to loan such excess cash to TKO OpCo at market rates.

Such determination is based on a number of considerations, including, but not limited to, TKO Group Holdings’ results of operations and capital management plans, the market price of our Class A common stock, the availability of funds to TKO Group Holdings, industry practice and other factors deemed relevant by the Board. In addition, TKO Group Holdings’ ability to pay distributions and the amount of any distributions ultimately paid in respect of our common stock is, in each case, subject to TKO Group Holdings receiving funds, directly or indirectly, from its operating subsidiaries, including the operating subsidiaries of TKO OpCo.

Furthermore, the ability of the operating subsidiaries of TKO OpCo to make distributions to TKO Group Holdings depends on the satisfaction of applicable state law and is subject to any covenants and restrictions in existing agreements with respect to such distributions, and the ability of TKO OpCo to receive distributions from its own subsidiaries will continue to depend on applicable state law with respect to such distributions. There can be no guarantee that TKO Group Holdings stockholders will receive or be entitled to dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Transactions described in this prospectus under “The Transactions.” During and subsequent to the six months ended June 30, 2023, certain holders of WWE’s outstanding convertible debt converted approximately $210.8 million principal amount of outstanding debt and WWE delivered approximately 8.5 million shares of WWE Class A common stock in accordance with the original terms of the convertible debt (“Conversions”). During this period, WWE also entered into unwind agreements to fully terminate all outstanding convertible note hedges and warrant transactions that WWE previously entered into in connection with the issuance of the convertible debt (the “Unwind Agreements”). WWE received cash proceeds of approximately $51.2 million as result of the Unwind Agreements. The Conversions and Unwind Agreements are collectively referred to as “Convertible Debt Transactions.”

The unaudited pro forma condensed combined financial information assumes that the Transactions are accounted for as a reverse acquisition using the acquisition method of accounting, with TKO Group Holdings treated as the legal acquirer and TKO OpCo treated as the accounting acquirer. In identifying TKO OpCo as the acquiring entity for accounting purposes, WWE and TKO OpCo took into account a number of factors, including the relative voting rights and the corporate governance structure of TKO Group Holdings. TKO OpCo is considered the accounting acquirer primarily based on the fact that, subsequent to the consummation of the Transactions, certain subsidiaries of Endeavor have the majority of the voting power over TKO Group Holdings and also control the nomination for a majority of the Board. Additionally, subsequent to the consummation of the Transactions, TKO OpCo is TKO Group Holdings’ only operating subsidiary with certain subsidiaries of Endeavor retaining 51.0% of its common units on a fully diluted basis and management of Endeavor and TKO OpCo also comprise the majority of management of TKO Group Holdings. However, no single factor was the sole determinant in the overall conclusion that TKO OpCo is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion. The unaudited pro forma condensed combined financial information reflects the fact that TKO Group Holdings is the reporting entity and, as the sole managing member of TKO OpCo, TKO Group Holdings consolidates the results of TKO OpCo. In respect of the Transactions, the acquired assets and assumed liabilities of WWE represent a business as defined in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the assets and liabilities of TKO Group Holdings (WWE prior to the consummation of the Transactions), as the accounting acquiree, will be recorded at their respective fair value as of the date the Transactions are completed.

The following unaudited pro forma condensed combined financial information gives effect to the Transactions and the Convertible Debt Transactions. The unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Transactions and the Convertible Debt Transactions had occurred on June 30, 2023. The unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022 and six months ended June 30, 2023 are presented as if the Transactions and the Convertible Debt Transactions had occurred on January 1, 2022, the beginning of the earliest period presented. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of TKO OpCo and WWE, and the assumptions and adjustments set forth in the accompanying explanatory notes. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting where TKO OpCo is considered the acquirer of WWE for accounting purposes. See “Note 2—Basis of Pro Forma Presentation.”

The unaudited pro forma condensed combined financial information for the Transactions and the Convertible Debt Transactions has been developed from TKO OpCo’s and WWE’s historical financial statements. WWE’s audited financial statements for the year ended December 31, 2022 and unaudited financial statements for the three and six months ended June 30, 2023 are included this prospectus. TKO OpCo’s audited financial statements for the year ended December 31, 2022 and unaudited financial statements for the six months ended June 30, 2023 are included in this prospectus. The acquisition of WWE is being accounted for as a business combination. The pro forma adjustments are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed and information available as of the date of this prospectus, including valuations of intangible assets as well as the assessment of the tax positions and tax rates of the combined business, which are in process and will be finalized as soon as practicable within the measurement period, but no later than one year following the close of the Transactions. The estimated fair values assigned in this unaudited pro forma condensed combined financial information are preliminary and represent the current best estimate of fair value and are subject to revision.

At the closing, each issued and outstanding share of WWE common stock (other than cancelled WWE shares) was converted automatically into one validly issued, fully paid and non-assessable share of TKO Class A common stock. An aggregate of 83,162,446 shares of TKO Class A common stock were issued. TKO’s Class A common stock participates in the earnings of TKO Group Holdings. Additionally, TKO Group Holdings issued to EDR OpCo and certain other subsidiaries of Endeavor a total of 89,616,891 shares of TKO Class B common stock representing, in the aggregate, 51.0% of the total voting power of TKO Group Holdings on a fully diluted basis, in exchange for a payment equal to the par value of such TKO Class B common stock. TKO’s Class B common stock does not participate in the earnings of TKO Group Holdings. Additionally, as a result of the Transactions, TKO Group Holdings became the sole managing member of TKO OpCo, and EDR OpCo and certain other subsidiaries of Endeavor and TKO Group Holdings collectively own 51.0% and 49.0%, on a fully diluted basis, respectively, of TKO OpCo.

The fair value of the purchase consideration, or the purchase price, in the unaudited pro forma condensed combined financial information is estimated to be approximately $8.4 billion. The purchase consideration primarily consists of approximately 83.2 million shares of TKO Class A common stock based on a per share price of $100.65, the closing price of WWE Class A common stock on September 11, 2023.

Accounting Treatment for the Transactions and Related Pro Forma Adjustments

As previously noted, the Transactions are being accounted for as a reverse acquisition of WWE using the acquisition method of accounting, with TKO Group Holdings treated as the legal acquirer of WWE and TKO OpCo treated as the accounting acquirer for financial reporting purposes. WWE and TKO OpCo were not entities under common control from an accounting perspective prior to the completion of the Transactions. Upon completion of the Transactions, Endeavor is the indirect parent of both WWE and TKO OpCo. As Endeavor is the indirect parent of TKO OpCo prior to the consummation of the Transactions, TKO OpCo is the predecessor from a financial statement perspective. The predecessor is the reporting entity for accounting purposes but is not the legal acquirer and is also the entity first controlled by the parent of the entities that will be combined. Upon the completion of the Transactions, TKO Group Holdings is the reporting entity and, as the sole managing member of TKO OpCo, TKO Group Holdings consolidates the results of TKO OpCo. The purchase price consideration is allocated to the fair value of the identified assets acquired and liabilities assumed based upon the expected consummation of a business combination. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the total purchase price to acquire WWE has been allocated to the assets acquired and assumed liabilities of WWE based upon preliminary estimated fair values at the date of acquisition, as if the acquisition had occurred on June 30, 2023. These fair values are based on preliminary estimates assisted, in part, by a third-party valuation expert. The estimates are subject to change upon the finalization of appraisals and other valuation analyses, which are expected to be completed no later than one year from the date of acquisition. Although the completion of the valuation activities will result in asset and liability fair values that are different from the preliminary estimates included herein, it is not expected that those differences would alter the understanding of the impact of the Transactions on the consolidated financial position and results of operations of TKO OpCo or TKO Group Holdings.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following materials:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

WWE’s historical audited consolidated financial statements and related notes for the year ended December 31, 2022 and historical unaudited consolidated financial statements for the three and six months ended June 30, 2023, which are included elsewhere in this prospectus; and

•

TKO OpCo’s historical audited consolidated financial statements for the year ended December 31, 2022 and historical unaudited consolidated financial statements for the six months ended June 30, 2023, which are included elsewhere in this prospectus.

TKO Group Holdings Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2023

(in thousands)

	TKO OpCo Historical	WWE Historical	Transaction Accounting Adjustments		Convertible Debt Transactions Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$172,822	$317,769	$(83,763)	4(a)	$2,118	4(a)	$408,946
Short-term investments	—	206,054	(206,054)	4(a)	—		—
Accounts receivable	49,024	161,949	(1,809)	4(b)	—		209,164
Other current assets	68,731	57,741	—		—		126,472

Total current assets	290,577	743,513	(291,626)		2,118		744,582

Property, buildings and equipment, net	174,022	372,355	22,538	4(k)	—		568,915
Intangible assets, net	452,381	—	3,644,600	4(d)	—		4,096,981
Financing and operating lease right-of-use assets	22,169	306,445	—		—		328,614
Goodwill	2,602,639	—	4,742,198	4(c)	—		7,344,837
Deferred income taxes, net	—	38,414	(38,414)	4(e)	—		—
Other assets	34,404	46,493	—		—		80,897

Total assets	$3,576,192	$1,507,220	$8,079,296		$2,118		$13,164,826

Liabilities, Non-controlling Interests and Members’/Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$101,088	$129,337	$227,635	4(f)	$—		$458,060
Current portion of long-term debt	22,514	459	(459)	4(g)	—		22,514
Convertible debt	—	4,252	13,156	4(g)	(20)	4(g)	17,388
Current portion of financing and operating lease liabilities	1,897	13,587	—		—		15,484
Deferred revenue	79,537	49,312	—		—		128,849
Other current liabilities	20,496	—	—		—		20,496

Total current liabilities	225,532	196,947	240,332		(20)		662,791

Long-term debt	2,725,067	20,622	(20,622)	4(g)	—		2,725,067
Long-term financing and operating lease liabilities	21,727	375,716	—		—		397,443
Other long-term liabilities	6,246	4,624	420,199	4(e)	—		431,069

Total liabilities	2,978,572	597,909	639,909		(20)		4,216,370

Commitments and contingencies
Redeemable non-controlling interests	10,696	—	—		—		10,696
Members’/Stockholders’ equity:
Members’ capital	587,161	—	(587,161)	4(h)	—		—
WWE Class A common stock	—	518	(518)	4(h)	—		—
WWE Class B convertible common stock	—	311	(311)	4(h)	—		—
TKO Class A common stock	—	—	1	4(h)			1
TKO Class B common stock	—	—	1	4(h)			1
Additional paid in capital	—	744,908	3,356,631	4(h)	2,138		4,103,677
Retained earnings (accumulated deficit)	—	162,316	(187,316)	4(i)	—		(25,000)
Accumulated other comprehensive (loss) income	(237)	1,258	(1,258)	4(i)	—		(237)

Total members’/stockholders’ equity	586,924	909,311	2,580,069		2,138		4,078,442

Nonredeemable non-controlling interests	—	—	4,859,318	4(j)	—		4,859,318

Total liabilities, non-controlling interests and members’/stockholders equity	$3,576,192	$1,507,220	$8,079,296		$2,118		$13,164,826

See accompanying notes to the unaudited pro forma condensed combined financial statements.

TKO Group Holdings Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except share and per share amounts)

	TKO OpCo Historical	WWE Historical	Transaction Accounting Adjustments		Convertible Debt Transactions Adjustments		Pro Forma Combined
Revenue	$1,140,147	$1,291,523	$—		$—		$2,431,670
Operating expenses:
Direct operating costs	325,586	730,624	—		—		1,056,210
Selling, general and administrative expenses	210,142	240,387	122,525	5(a)	—		573,054
Depreciation and amortization	60,032	37,287	163,810	5(b)	—		261,129

Total operating expenses	595,760	1,008,298	286,335		—		1,890,393

Operating income	544,387	283,225	(286,335)		—		541,277
Other (expense) income:
Interest expense, net	(139,567)	(21,156)	981	5(c)	8,033	5(c)	(151,709)
Other (expense) income, net	(1,271)	2,312	(4,157)	5(d)	—		(3,116)

Income before income taxes and equity losses of affiliates	403,549	264,381	(289,511)		8,033		386,452
Provision for income taxes	14,318	68,793	(35,754)	5(e)	1,005	5(e)	48,362

Income before equity losses of affiliates	389,231	195,588	(253,757)		7,028		338,090
Equity losses of affiliates, net of tax	209	—	—		—		209

Net income	389,022	195,588	(253,757)		7,028		337,881
Less: Net income attributable to redeemable and nonredeemable non-controlling interests	1,747	—	220,422	5(f)	3,645	5(f)	225,814

Net income attributable to TKO OpCo/TKO Group Holdings	$387,275	$195,588	$(474,179)		$3,383		$112,067

Earnings per share:
Net income per share:
Basic		$2.63					$1.35	5(g)
Diluted		$2.29					$1.34	5(g)
Weighted average number of common share outstanding:
Basic		74,459					83,162	5(h)
Diluted		88,163					83,952	5(h)
Dividends declared per Common Share (Class A & B)		$0.48

See accompanying notes to the unaudited pro forma condensed combined financial statements

TKO Group Holdings Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2023

(in thousands, except share and per share amounts)

	TKO OpCo Historical	WWE Historical	Transaction Accounting Adjustments		Convertible Debt Transactions Adjustments		Pro Forma Combined
Revenue	$611,915	$707,925	$—		$—		$1,319,840
Operating expenses:
Direct operating costs	171,941	404,736	—		—		576,677
Selling, general and administrative expenses	119,822	143,729	29,680	6(a)	—		293,231
Depreciation and amortization	30,202	19,013	80,593	6(b)	—		129,808

Total operating expenses	321,965	567,478	110,273		—		999,716

Operating income	289,950	140,447	(110,273)		—		320,124
Other (expense) income:
Interest expense, net	(111,803)	(9,198)	479	6(c)	3,951	6(c)	(116,571)
Other (expense) income, net	(864)	888	(6,883)	6(d)	—		(6,859)

Income before income taxes and equity losses of affiliates	177,283	132,137	(116,677)		3,951		196,694
Provision for income taxes	6,499	43,458	(25,836)	6(e)	495	6(e)	24,616

Income before equity losses of affiliates	170,784	88,679	(90,841)		3,456		172,078
Equity losses of affiliates, net of tax	980	—	—		—		980

Net income	169,804	88,679	(90,841)		3,456		171,098
Less: Net income attributable to redeemable and nonredeemable non-controlling interests	788	—	114,871	6(f)	1,793	6(f)	117,452

Net income attributable to TKO OpCo/TKO Group Holdings	$169,016	$88,679	$(205,712)		$1,663		$53,646

Earnings per share:
Net income per share:
Basic		$1.16					$0.64	6(g)
Diluted		$1.18					$0.64	6(g)
Weighted average number of common share outstanding:
Basic		76,160					83,332	6(h)
Diluted		77,478					84,157	6(h)
Dividends declared per common share (Class A and B)		$0.24

See accompanying notes to the unaudited pro forma condensed combined financial statements

1. Description of the Transactions

In connection with its entry into the transaction agreement, WWE formed two wholly owned subsidiaries, TKO Group Holdings and Merger Sub. Subject to the terms and conditions of the transaction agreement, (i) WWE undertook the Pre-Closing Reorganization, (ii) following the Pre-Closing Reorganization, WWE merged with and into Merger Sub, with WWE surviving the Merger as a direct, wholly owned subsidiary of TKO Group Holdings, (iii) following the Merger, the surviving corporation converted to WWE LLC, a Delaware limited liability company, and (iv) following the conversion of the surviving corporation to WWE LLC, TKO Group Holdings (a) contributed all of the equity interests in WWE LLC to TKO OpCo in exchange for 49.0% of the membership interests in TKO OpCo on a fully diluted basis and (b) issued to EDR OpCo and certain other holders of TKO OpCo 89,616,891 shares of TKO Class B common stock, par value $0.00001 per share, representing, in the aggregate, 51.0% of the total voting power of TKO Group Holdings on a fully diluted basis and no economic rights in TKO Group Holdings, in exchange for a payment equal to the par value of such TKO Class B common stock. As a result of the Transactions, including the Merger, subsidiaries of Endeavor collectively own 51.0% of the economic interests in TKO OpCo, with former securityholders of WWE common stock indirectly owning 49.0% of the economic interests in TKO OpCo, 49.0% of the voting power of TKO Group Holdings, and 100.0% of the economic interests in TKO Group Holdings, in each case, on a fully diluted basis. TKO OpCo is deemed to be the accounting acquirer under ASC 805 and thus WWE’s net assets are measured at their fair value.

The purchase price allocation has been derived from estimates of the fair value of the tangible and intangible assets and liabilities of WWE, using established valuation techniques. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, could materially affect TKO Group Holdings’s results of operations. The total purchase price has been allocated on a preliminary basis to identifiable assets acquired and liabilities assumed, based upon valuation procedures performed to date. As of the date of this prospectus, the valuation studies performed to determine the fair value of the assets acquired and liabilities assumed and the related allocations of purchase price are preliminary. The final determination of the fair values of the identifiable tangible and intangible assets acquired and liabilities assumed will differ from the amounts reflected in the pro forma purchase price allocation, and any differences may be material. The purchase price allocation will be finalized as soon as practicable within the measurement period, but in no event later than one year following the acquisition date.

2. Basis of Pro Forma Presentation

Basis of Preparation of the Pro Forma Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the Transactions, irrespective of whether or not such adjustment is deemed to be recurring. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (the “Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (the “Management’s Adjustments”). The selected unaudited pro forma condensed combined financial information presents the Transaction Accounting Adjustments, but does not present the Management’s Adjustments.

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Transactions and the Convertible Debt Transactions. The unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Transactions and the Convertible Debt Transactions had occurred on June 30, 2023. The unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022 and for the six months ended June 30, 2023 are presented as if the Transactions and the

Convertible Debt Transactions had occurred on January 1, 2022. This pro forma information is provided for informational purposes only and is based on available information and reasonable assumptions. The pro forma information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of TKO Group Holdings would have been if the Transactions and the Convertible Debt Transactions had occurred on the dates indicated, nor is it necessarily indicative of the future consolidated results of operations or consolidated financial position of TKO Group Holdings. The actual financial position and results of operations of TKO Group Holdings will likely differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in value not currently identified and changes in operating results following the dates of the Transactions, the Convertible Debt Transactions and the pro forma financial information.

Accounting for the Transactions

The accompanying unaudited pro forma condensed combined financial statements give effect to the Transactions, which are accounted for as a reverse acquisition of WWE using the acquisition method of accounting, with TKO Group Holdings treated as the legal acquirer and TKO OpCo treated as the accounting acquirer. In identifying TKO OpCo as the acquiring entity for accounting purposes, WWE and TKO OpCo took into account a number of factors, including the relative voting rights and the corporate governance structure of TKO Group Holdings. TKO OpCo is considered the accounting acquirer primarily based on the fact that, subsequent to the consummation of the Transactions, certain subsidiaries of Endeavor have the majority of the voting power over TKO Group Holdings and also control the nomination for a majority of the TKO Board. Additionally, subsequent to the consummation of the Transactions, TKO OpCo is TKO Group Holdings’ only operating subsidiary with certain subsidiaries of Endeavor retaining 51.0% of its common units on a fully diluted basis and management of Endeavor and TKO OpCo comprising the majority of management of TKO Group Holdings. However, no single factor was the sole determinant in the overall conclusion that TKO OpCo is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion. Under the acquisition method of accounting, the assets and liabilities of WWE, as the accounting acquiree, will be recorded at their respective fair value as of the closing date. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of TKO OpCo and WWE, as well as the assumptions and adjustments set forth in these notes. Adjustments reflected in the unaudited pro forma condensed combined financial statements include the balance sheet and statement of operations impacts of the application of the acquisition method of accounting in accordance with ASC 805. Adjustments also reflect the impact that discrete transactions directly related to the Transactions had on the results of operations and financial condition of TKO Group Holdings.

ASC 805 requires the allocation of purchase consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The determination of the fair value of the identifiable assets acquired and liabilities assumed upon consummation of the Transactions, as well as the allocation of the estimated consideration to these identifiable assets and liabilities, is preliminary as of the date that the unaudited pro forma condensed combined financial information has been prepared. Accordingly, the fair values of the identifiable assets acquired and liabilities assumed may be revised as additional information becomes available and is evaluated. Since the unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates of consideration and the estimated fair values of the identifiable assets acquired and liabilities assumed from WWE, the actual amounts eventually recorded in connection with acquisition accounting, including the property, buildings and equipment, identifiable intangibles and goodwill, could differ materially from the information presented. However, TKO OpCo’s and WWE’s management believe that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions, including the application of the acquisition method of accounting, based on information available at the time. Management further believes that the pro forma adjustments give appropriate effect to the assumptions that have been made and those assumptions have been properly applied.

3. Calculation of Purchase Price and Preliminary Allocation of Estimated Fair Value of Assets Acquired and Liabilities Assumed

The total preliminary acquisition purchase price has been calculated as follows (in thousands):

Fair value of equity consideration (i)	$8,370,300
Add: Fair value of replacement equity awards to be issued by the acquirer (ii)	55,800

Fair value of consideration transferred	$8,426,100

(i)

The equity portion of the purchase price is based on WWE’s closing share price of $100.65 on September 11, 2023 and 83,162,446 shares of TKO Class A common stock that were issued at the closing of the Transactions.

(ii)

Per the transaction agreement, each award of WWE restricted stock units and performance stock units that were outstanding immediately prior to the closing of the Transactions converted into an award of TKO restricted stock units and performance stock units, respectively, on the same terms and conditions as were applicable immediately prior to the conversion. The portion of the fair-value-based measure of the replacement awards that is attributable to precombination vesting is purchase consideration and estimated to be approximately $55,800.

The purchase price is generally allocated to the underlying assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The purchase price was allocated as follows (in thousands):

Fair value of consideration transferred		$8,426,100
Cash and cash equivalents	$257,446
Accounts receivable	160,140
Other current assets	57,741
Property, buildings and equipment, net	394,893
Net identifiable intangible assets	3,644,600
Financing and operating lease right of use assets	306,445
Other assets	46,493

Estimated fair value of total assets acquired (net of goodwill)	$4,867,758

Accounts payable and accrued liabilities	$292,742
Convertible debt	17,388
Current portion of financing and operating lease liabilities	13,587
Deferred revenue	49,312
Long-term financing and operating lease liabilities	375,716
Other long-term liabilities	435,111

Estimated fair value of total liabilities assumed	$1,183,856

Estimated fair value of net assets acquired		$3,683,902

Goodwill		$4,742,198

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The following summarizes and provides explanations for the pro forma adjustments included in the unaudited Pro Forma Condensed Combined Balance Sheet presented as of June 30, 2023 (in thousands except for share and per share data):

(a) Adjustments recorded to reflect $21,322 of TKO OpCo cash distributed to EDR OpCo by TKO OpCo prior to the completion of the Transactions as well as $249,223 of net WWE cash ($41,360) and short-term investments ($207,863), which includes (i) the liquidation of WWE’s short-term investments, including $1,809 of interest income receivable in tick mark 4(b), (ii) the cash received of $2,118 associated with the net settlement of the Unwind Agreements subsequent to June 30, 2023, (iii) and a reduction related to the $21,081 payment of WWE debt in tick mark 4(g), that is estimated to be distributed to TKO Group Holdings shareholders on September 29, 2023. TKO OpCo will contribute $151,500 of cash and WWE will contribute $278,527 of cash at the completion of the Transactions such that consolidated cash and cash equivalents upon completion of the Transactions is expected to be $408,946. WWE converted all short term investments on hand to cash and cash equivalents at the closing of the Transactions. Approximately $280,027 of pre-combination and post-combination transaction expenses (including transaction bonuses) as defined in the transaction agreement will be paid from the estimated cash balance in conjunction with the closing of the Transactions, refer to tick marks 4(f), 4(h), and 5(a) for other adjustments related to estimated transaction expenses. TKO OpCo is expected to have $150,000 of remaining cash and cash equivalents available to fund its operations. The previously mentioned distribution to EDR OpCo from TKO OpCo, distribution to TKO Group Holdings shareholders, and the TKO Group Holdings cash balance at Closing are all estimates and will differ based on actual TKO OpCo cash and WWE cash and short-term investments on hand at completion of the Transactions.

(b) Adjustment recorded to reflect the reclassification of $1,809 interest income receivable associated with short-term investments that are expected to be converted to cash upon the completion of the Transactions.

(c) Adjustment recorded to reflect the preliminary amount of goodwill resulting from the excess of purchase consideration paid over the fair value of the net assets acquired, as if the acquisition occurred as of June 30, 2023. Refer to Note 3 for details regarding the allocation of purchase consideration and the calculation of goodwill resulting from the Transactions. The amount of goodwill ultimately recognized in acquisition accounting at the closing date of the Transactions will differ from the amount shown in the unaudited pro forma condensed combined financial statements due to, among other things, changes to certain of WWE’s reported asset and liability balances and changes in the value of the equity consideration subsequent to the date of the Unaudited Pro Forma Condensed Combined Balance Sheet. Goodwill resulting from the acquisition will not be amortized and will be assessed for impairment at least annually.

(d) Adjustment recorded to reflect acquired identifiable intangible assets, consisting primarily of trade names and trademarks, customer relationships, and other intangible assets at their fair values in connection with the application of acquisition accounting. Management has performed a preliminary valuation analysis to determine the fair value of each of the identifiable intangible assets using acceptable valuation techniques, such as the “cost approach”, “income approach” (including the relief from royalty and the multi-period excess earnings methods), and “market approach”.

The preliminary estimates of fair value and estimated useful lives could differ from the amounts ultimately determined upon completion of the valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A change in the valuation of the acquired identifiable intangible assets would result in an offsetting change of the same amount to goodwill recorded in connection with the Transactions.

The following table summarizes the estimated fair values of the identifiable intangible assets acquired upon consummation of the Transactions and the estimated useful lives of the identifiable intangible assets:

	Estimated fair value (in thousands)	Estimated useful life in years
Trade Names and Trademarks	$2,837,300	Indefinite
Customer Relationships	708,500	1 – 17	(i)
Other	98,800	2 – 4	(ii)

Total acquired intangible assets – pro forma adjustment	$3,644,600

(i)	Customer relationships’ useful lives vary based on specific customer data. Useful lives have been assigned to the individual intangible assets based on the underlying cash flows expected.
(ii)

Other intangible assets consist of content library, talent roster, and fan database assets. Other intangible assets’ useful lives vary based on nature and expected future cash flows of each asset. Useful lives have been assigned to the individual intangible assets based on the underlying cash flows expected.

(e) The net adjustment of $38,414 to deferred income taxes, net is related to: (i) establishing TKO OpCo taxable temporary differences of $10,288 as TKO OpCo was historically a limited liability company taxed as a partnership; (ii) adjusting WWE’s historical taxable temporary differences, decreasing it by $9,981 and (iii) reclassing the resulting deferred income tax, net of $38,720 to net deferred tax liabilities, which are included within other long-term liabilities. The net adjustment of $420,199 to other long-term liabilities is related to the impact of purchase accounting adjustments related to the Transactions of $458,919 reduced by the reclass of the resulting deferred income tax, net amount of $38,720. The deferred tax adjustments associated with the Transactions were calculated utilizing an estimated effective tax rate of 26%, based on the locations where TKO Group Holdings operates.

(f) The net adjustment to increase accounts payable and accrued liabilities by $227,635 related to nonrecurring transaction costs of $164,769 and $64,230 that were incurred by WWE and TKO OpCo, respectively, subsequent to June 30, 2023 and prior to the completion of the Transactions offset by a $1,364 reduction of the liability associated with the WWE ESPP, which was automatically exercised five business days prior to the close of the Transactions. Refer to tick mark 4(a) for the impact of transaction expenses on cash and equivalents and short-term investments, 4(i) for the impact on retained earnings, and 5(a) for the impact on the Unaudited Pro Forma Condensed Combined Statement of Operations.

(g) The net adjustment of $13,136 for convertible debt is to reflect (i) a reduction of $20 of convertible debt principal related to the Convertible Debt Transactions subsequent to June 30, 2023 and (ii) remeasuring the remaining outstanding principal amount of the convertible debt at fair value as of June 30, 2023 as a result of purchase accounting. The remaining convertible debt principal amount of $4,241 is outstanding as of the filing of this prospectus and has been reflected as such. The reduction of $459 of current portion of long-term debt and $20,622 of long-term debt is to reflect the repayment, which was made at the closing of the Transactions.

(h) The adjustments to members’ capital, common stock and additional paid-in capital are comprised of the following:

•

Issuance of WWE Class A common stock related to the Convertible Debt Transactions and the impact of the Unwind Agreements subsequent to June 30, 2023 resulting in an increase of $2,138 in additional paid in capital.

•

TKO Group Holdings contributed WWE into TKO OpCo in exchange for a 49.0% interest in TKO OpCo, on a fully diluted basis, resulting in a reverse acquisition from an accounting perspective as previously described whereby WWE’s acquired assets and liabilities are recorded at fair value (see tick mark 3), after taking into account the WWE cash dividend (see tick mark 4a), the impact of the

Convertible Debt Transactions, including the Unwind Agreements as noted above and the WWE nonrecurring transaction costs and the WWE ESPP exercise (see tick mark 4f) resulting in an increase in additional paid in capital of $7,678,226.

•	WWE converted WWE Class B common stock to WWE Class A common stock resulting in a decrease of $311 in WWE Class B convertible common stock and an increase of $311 in WWE Class A common stock.

•

TKO Group Holdings exchanged TKO Class A common stock for WWE Class A common stock resulting in a decrease of $829 in WWE Class A common stock, an increase of $1 in TKO Class A common stock and an increase of $828 in additional paid in capital.

•	The payment of the cash distribution made by TKO OpCo to EDR OpCo prior to the completion of the Transactions resulting in a decrease of $21,322 in TKO OpCo’s members’ capital.

•

Issuance of TKO’s Class B common stock to EDR OpCo and certain other holders of TKO OpCo equity resulting in an increase of $1 in TKO Class B common stock and a decrease of $1 in additional paid in capital as well as the elimination of TKO OpCo’s members’ capital of $587,161 after taking into consideration the estimated cash distribution discussed in the above bullet and TKO OpCo’s nonrecurring transaction costs (see tick mark 4f).

•	Establishment of TKO OpCo tax temporary differences of $10,288 as TKO OpCo was historically a limited liability company taxed as a partnership (see tick mark 4e).

•

$4,859,318 reduction to additional paid in capital to reflect non-controlling interests, which is calculated as EDR OpCo’s ownership interest in TKO OpCo by TKO OpCo’s net assets, excluding net deferred tax liabilities for which the non-controlling interest does not have economic rights, upon completion of the Transactions.

(i) Adjustment to remove WWE’s historical retained earnings of $162,316 and accumulated comprehensive income of $1,258 in connection with acquisition accounting. The adjustment for WWE’s historical retained earnings includes $(249,223) to reflect the estimated TKO Group Holdings cash dividend expected to be paid shortly after the completion of the Transactions, $(164,769) to reflect the expense associated with estimated WWE transaction costs incurred prior to the close of the Transactions, and $251,676 to remove the total historical and pro forma retained losses. Refer to tick mark 4(a) for the impact of transaction expenses on cash and equivalents and short-term investments and 4(f) for the impact on accounts payable and accrued liabilities. Additionally, TKO Group Holdings retained earnings includes a $25,000 adjustment for related transaction bonuses described in tick mark 5(a) that were incurred upon the consummation of the Transactions.

(j) The adjustment of $4,859,318 is to record non-controlling interests, which is calculated as EDR OpCo’s ownership interest in TKO OpCo multiplied by TKO OpCo’s net assets. TKO OpCo’s net assets differ from TKO Group Holdings combined net assets due to the net deferred tax liabilities for which the non-controlling interest does not have economic rights to.

(k) Adjustment recorded to reflect acquired property, buildings and equipment at their fair values in connection with the application of acquisition accounting.

5. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

The following analysis summarizes and provides explanations for the pro forma adjustments included in the unaudited Pro Forma Condensed Combined Statement of Operations presented for the year ended December 31, 2022 (in thousands except for share and per share data):

(a) The adjustment of $122,525 for selling, general and administrative reflects the following:

i.	The accrual of $39,230 of transaction expenses that were incurred by TKO OpCo prior to the consummation of the Transactions and the accrual of $25,000 of transaction bonuses incurred by TKO

Group Holdings upon the consummation of the Transactions. The transaction expenses of $64,230 are not expected to be recurring expenses after the consummation of the Transactions and are comprised of professional services fees and transaction bonuses, which were payable at the closing of the Transactions.

ii.

This adjustment reflects new compensation agreements with two key TKO Group Holdings executives, which are summarized in this prospectus and became effective upon the closing of the Transactions, resulting in $29,333 of compensation expense. Components of the compensation include, salaries, cash bonus, and TKO restricted stock awards. This adjustment assumes cash bonus and restricted stock awards will be paid at 100% of target.

iii.

WWE Restricted Stock Units and Performance Stock Units outstanding immediately prior to the closing of the Transactions that converted into an award of TKO restricted stock units and performance stock units, respectively, on the same terms and conditions as were applicable immediately prior to the conversion. The impact of the increase in fair value of the portion of share based payment awards that were issued by TKO Group Holdings related to service to be rendered in the year subsequent to the closing of the Transactions is approximately $9,100.

iv.

The accrual of a management services fee adjustment of $18,212, which reflects fees expected to be incurred by WWE 180 days after the closing of the Transactions net of certain historical fees paid by WWE to EDR and TKO OpCo’s incremental management service fee paid to EDR for the year ended December 31, 2022 in accordance with the services agreement included in the transaction agreement. The annual management services fee is expected to be a recurring expense after the consummation of the Transactions that will increase in future years in accordance with the transaction agreement.

v.

The accrual of $1,650 compensation expense related to transaction bonuses included in the transaction agreement where employment is required for six months subsequent to the completion of the Transactions in accordance with the agreement. Transaction bonus compensation expense is not expected to be a recurring expense. Refer to tick mark 4(a) for the impact of transaction expenses on cash and equivalents and short-term investments, 4(f) for the impact on accounts payable and accrued liabilities, and 4(g) for the impact on retained earnings.

(b) The adjustment of $163,810 reflects recording of (i) $8,433 of depreciation expense in connection with acquisition accounting related to property, buildings and equipment and (ii) $155,377 of intangible asset amortization in connection with acquisition accounting related to the trade names and trademarks, customer relationships, and other intangible assets recorded as described in Note 3.

Pro forma amortization expense has been recorded based upon the following preliminary fair values and estimated useful lives assigned to the tradenames, acquired customer relationships, and other intangible assets:

	Estimated fair value	Estimated useful life in years	Amortization expense year ended December 31, 2022
Trade Names and Trademarks	$2,837,300	Indefinite	$0
Customer Relationships	708,500	1 – 17	125,758
Other	98,800	2 – 4	29,619

Total acquired intangible assets	$3,644,600		$155,377

(c) The net adjustment of $9,014 reflects (i) $8,033 reduction of interest expense related to the Convertible Debt Transactions and (ii) $981 reduction of interest expense related to the payment of the WWE debt at the closing of the Transactions.

(d) The adjustment of $4,157 reflects the reduction of interest income related to WWE’s short-term investments that were converted to cash upon Closing and distributed to TKO shareholders as described in 4(a).

(e) The net adjustment of $34,749 represents $476 of incremental tax expense associated with TKO OpCo’s and WWE’s operations in the TKO Group Holdings structure and $35,225 of tax benefit related to acquisition accounting adjustments, recorded at the estimated blended effective tax rate of 26%, based on locations where TKO Group Holdings operates.

(f) The net adjustment of $224,067 is to recognize the noncontrolling interest in TKO OpCo for the year ended December 31, 2022 that is calculated as TKO OpCo’s income attributable to common units of $431,996 multiplied by EDR OpCo’s ownership interest of TKO OpCo as of the completion of the Transactions. TKO OpCo’s income attributable to common units of $431,996 is equal to the sum of the WWE historical net income of $195,588 and TKO OpCo’s historical net income attributable to TKO OpCo of $387,275 adjusted for (i) the decrease due to the Transaction Accounting Adjustments and the Convertible Debt Transactions Adjustments of $246,729 and (ii) the reversal of the tax provision of $48,362 and management services fees of $47,500 allocated solely to TKO Group Holdings.

(g) Amount reflects pro forma basic and diluted income per share calculated using the TKO Group Holdings’s pro forma income and pro forma weighted average number of shares outstanding.

(h) The weighted average shares outstanding for basic EPS is based on the 83,162,446 shares of TKO Class A common stock that were issued at the closing of the Transactions (see note 3). TKO Class B common stock do not participate in the earnings of TKO Group Holdings.

The weighted average shares outstanding for diluted EPS is based on the weighted average shares outstanding for basic EPS plus the dilutive effect of (i) convertible debt instruments of 170,236 and (ii) restricted and performance stock units of 619,539. The conversion of EDR OpCo’s TKO OpCo common units of 89,616,891 into TKO Class A common stock is anti-dilutive.

6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2023

The following analysis summarizes and provides explanations for the pro forma adjustments included in the unaudited Pro Forma Condensed Combined Statement of Operations presented for the six months ended June 30, 2023 (in thousands except for share and per share data):

(a) The adjustment of $29,680 for selling, general and administrative reflects the following:

i.

This adjustment reflects new compensation agreements with two key TKO Group Holdings executives, which are summarized in this prospectus and became effective upon the closing of the Transactions, resulting in $12,083 of compensation expense. Components of the compensation include, salaries, cash bonus, and TKO restricted stock awards. This adjustment assumes cash bonus and restricted stock awards will be paid at 100% of target.

ii.

WWE Restricted Stock Units and Performance Stock Units outstanding immediately prior to the closing of the Transactions that converted into an award of TKO restricted stock units and performance stock units, respectively, on the same terms and conditions as were applicable immediately prior to the conversion. The impact of the increase in fair value of the portion of share based payment awards that were issued by TKO Group Holdings related to service to be rendered subsequent to the closing of the Transactions is approximately $4,100.

iii.

The accrual of a management services fee adjustment of $13,497, which reflects fees expected to be incurred by WWE net of certain historical fees paid by WWE to EDR and TKO OpCo’s incremental management service fee paid to EDR for the six months ended June 30, 2023 in accordance with the services agreement included in the transaction agreement. The annual management services fee is expected to be a recurring expense after the consummation of the Transactions that will increase in future years in accordance with the transaction agreement.

(b) The adjustment of $80,593 reflects recording of (i) $2,904 of depreciation expense in connection with acquisition accounting related to property, buildings and equipment and (ii) $77,689 of intangible asset amortization in connection with acquisition accounting related to the trade names and trademarks, customer relationships, and other intangible assets recorded as described in Note 3.

Pro forma amortization expense has been recorded based upon the following preliminary fair values and estimated useful lives assigned to the tradenames, acquired customer relationships, and other intangible assets:

	Estimated fair value	Estimated useful life in years	Amortization expense six Months ended June 30, 2023
Trade Names and Trademarks	$2,837,300	Indefinite	$0
Customer Relationships	708,500	1 – 17	62,879
Other	98,800	2 – 4	14,810

Total acquired intangible assets	$3,644,600		$77,689

(c) The net adjustment of $4,430 reflects (i) $3,951 reduction of interest expense related to the Convertible Debt Transactions and (ii) $479 reduction of interest expense related to the payment of the WWE debt at the closing of the Transactions.

(d) The adjustment of $6,883 reflects the reduction of interest income related to WWE’s short-term investments that were converted to cash upon closing and distributed to TKO shareholders as described in 4(a).

(e) The net adjustment of $25,341 represents $11,235 of incremental tax benefit associated with TKO OpCo’s and WWE’s operations in the TKO Group Holdings structure and $14,106 of tax benefit related to acquisition accounting adjustments, recorded at the estimated blended effective tax rate of 26%, based on locations where TKO Group Holdings operates.

(f) The net adjustment of $116,664 is to recognize the noncontrolling interest in TKO OpCo for the six months ended June 30, 2023 that is calculated as TKO OpCo’s income attributable to common units of $224,927 multiplied by EDR OpCo’s ownership interest of TKO OpCo as of the closing of the Transactions. TKO OpCo’s income attributable to common units of $224,927 is equal to the sum of the WWE historical net income of $88,679 and TKO OpCo’s historical net income attributable to TKO OpCo of $169,016 adjusted for (i) the decrease due to the Transaction Accounting Adjustments and the Convertible Debt Transactions Adjustments of $87,383 and (ii) the reversal of the tax provision of $24,615 and management services fees of $30,000 allocated solely to TKO Group Holdings.

(g) Amount reflects pro forma basic and diluted income per share calculated using the TKO Group Holdings’s pro forma income and pro forma weighted average number of shares outstanding.

(h) The weighted average shares outstanding for basic EPS is based on the 83,162,446 shares of TKO Class A common stock that were issued at the closing of the Transactions (see note 3), and 169,730 shares of TKO Class A common stock related to the vesting of TKO restricted stock awards granted under the new compensation agreements with two key TKO Group Holdings executives. TKO Class B common stock do not participate in the earnings of TKO Group Holdings.

The weighted average shares outstanding for diluted EPS is based on the weighted average shares outstanding for basic EPS plus the dilutive effect of (i) convertible debt instruments of 170,236 and (ii) restricted and performance stock units of 654,727, which includes the effect of the TKO restricted stock awards granted under the new compensation agreements with two key TKO Group Holdings executives. The conversion of EDR OpCo’s TKO OpCo common units of 89,616,891 into TKO Class A common stock is anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of TKO’s financial condition and results of operations should be read in conjunction with UFC’s and WWE’s consolidated financial statements and related notes included elsewhere in this prospectus. The historical consolidated financial data discussed below reflect UFC’s and WWE’s historical results of operations and financial position and do not give effect to pro forma adjustments. As a result, the following discussion does not reflect the significant impact such events will have on TKO. This discussion may contain forward-looking statements based upon management’s current plans, expectations and beliefs involving risks and uncertainties. TKO’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various known and unknown factors, including those set forth under “Risk Factors” and “Forward-Looking Statements” of this prospectus.

Overview

TKO Group Holdings is a premium sports and entertainment company which operates leading combat sport and sports entertainment brands. TKO owns and manages valuable sports and entertainment intellectual property, positioning the business in what we believe is one of the most attractive parts of the fast-growing global sports, media and entertainment ecosystem. The Company monetizes its media and content properties through four principal activities: Media and Content, Live Events, Sponsorship and Consumer Products Licensing.

TKO was formed through the combination of UFC, a preeminent combat sports brand and a subsidiary of Endeavor, a global sports and entertainment company, and WWE, a renowned sports entertainment business. The Merger united two complementary, market leading sports and sports entertainment brands in a single company supported by Endeavor’s capabilities in premium IP ownership, talent representation, live events and experiences.

We believe TKO’s brands are differentiated among sports, media and entertainment peers given their large, diverse and global fanbases. UFC is among the most popular sports organizations in the world. As of December 31, 2022, UFC has more than 700 million fans who skew young and diverse, as well as 228 million social media followers, and broadcasts its content to over 900 million TV households across more than 170 countries. As of the same period, WWE, a leader in sports entertainment, has over 627 million fans and over 1.2 billion social media followers, inclusive of talent pages. WWE counts over 96 million YouTube subscribers, making it one of the most viewed YouTube channels globally, and its year-round programming is available in over 1 billion TV households across more than 180 countries. In total, our more than 350 annual, marquee live events attract over a million attendees on an annual basis and serve as the foundation of our global content distribution strategy.

Recent Developments

The Transactions

On September 12, 2023, WWE and Endeavor consummated the business combination of the businesses of WWE and TKO OpCo, which owns and operates UFC, pursuant to the transaction agreement, by and among Endeavor, Endeavor OpCo, TKO OpCo, WWE, TKO Group Holdings, and Merger Sub. Upon the effective time, each issued and outstanding share of WWE common stock (other than cancelled WWE shares) was converted automatically into one validly issued, fully paid and non-assessable share of TKO Class A common stock, and all such converted shares then ceased to exist and were no longer outstanding. In connection with the Transactions, TKO Group Holdings’ Class A common stock was listed on the NYSE and now trades under the symbol “TKO.”

Immediately following consummation of the Transactions, the Convertible Notes issued by WWE became convertible into the transaction consideration. In connection with transactions, we, WWE LLC and the trustee under the Indenture entered into a supplemental indenture pursuant to which, among other things, TKO Group Holdings was added as a co-issuer of the Convertible Notes and assumed, as co-obligor, jointly and severally with WWE LLC, the obligations of WWE LLC under the Convertible Notes and the Indentures.

Upon consummation of the Transactions, the 2023 Incentive Award Plan (the “2023 Incentive Plan”) became effective with an initial reserve of 10,000,000 shares of TKO Class A common stock. In addition, equity-based compensation awards were granted to Ariel Emanuel and Mark Shapiro. See “Executive Compensation” for more information.

The historical results of operations discussed in this section are those of UFC and WWE prior to the completion of the Transactions and do not reflect certain items that are expected to affect UFC’s and WWE’s results of operations and financial condition after giving effect to the Transactions, including the Merger. The Transactions were accounted for as a reverse acquisition of WWE using the acquisition method of accounting, with TKO OpCo treated as the accounting acquirer for financial reporting purpose. As Endeavor is the indirect parent of TKO OpCo prior to the consummation of the Transactions, TKO OpCo is the predecessor from a financial statement perspective.

Following the completion of the Transactions, including the Merger, TKO became the sole managing member of TKO OpCo. Although TKO has a minority economic interest in HoldCo, TKO has the sole voting interest in, and control of the business and affairs of, TKO OpCo. As a result, TKO will consolidate TKO OpCo and record a significant non-controlling interest in a consolidated entity in TKO’s consolidated financial statements for the economic interest in TKO OpCo held by Endeavor. TKO is a holding company that conducts no operations and, as of the consummation of the Transactions, including the Merger, its principal asset are common units.

After consummation of the Transactions, including the Merger, TKO became subject to U.S. federal, state, and local income taxes with respect to its allocable share of any taxable income of TKO OpCo and is taxed at the prevailing corporate tax rates. In addition to tax expenses, TKO also incurs expenses related to its status as a public company. TKO intends to cause TKO OpCo to make distributions or otherwise provide liquidity to TKO in an amount sufficient to allow it to pay these expenses.

UFC

Components of UFC’S Operating Results

Revenue

UFC primarily generates revenue via domestic and international media rights fees, PPV, sponsorships, ticket sales, subscriptions, and consumer products licensing.

Direct Operating Costs

UFC’s direct operating costs primarily include athlete costs, production, marketing, and venue costs related to its live events, as well as commissions and direct costs with distributors.

Selling, General and Administrative

UFC’s selling, general and administrative expenses primarily include personnel costs as well as rent, travel, professional service costs and the management fee paid to Endeavor.

Provision for Income Taxes

TKO OpCo was formed on July 27, 2016 as a Delaware limited liability company. TKO OpCo operates and controls all the business and affairs of UFC. TKO OpCo is treated as a partnership for U.S. federal income tax purposes and is therefore generally not subject to U.S. corporate income taxes. TKO OpCo’s foreign subsidiaries are subject to entity-level taxes. TKO OpCo’s U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. TKO OpCo is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Results of Operations

The following is a discussion of UFC’s consolidated results of operations for the years ended December 31, 2022, 2021 and 2020 and the six months ended June 30, 2023 and 2022. This information is derived from UFC’s accompanying consolidated financial statements prepared in accordance with GAAP.

	Years Ended December 31,			Six Months Ended June 30,
(in thousands)	2022	2021	2020	2023	2022
Revenue	$1,140,147	$1,031,944	$891,154	$611,915	$527,677
Operating expenses:
Direct operating costs.	325,586	335,604	267,360	171,941	143,864
Selling, general and administrative expenses	210,142	241,953	204,064	119,822	99,210
Depreciation and amortization	60,032	63,250	105,602	30,202	29,998
Total operating expenses	595,760	640,807	577,026	321,965	273,072
Operating income	544,387	391,137	314,128	289,950	254,605
Other (expense) income:
Interest expense, net	(139,567)	(102,247)	(118,550)	(111,803)	(55,448)
Other (expense) income, net	(1,271)	504	(358)	(864)	(844)
Income before income taxes and equity losses of affiliates	403,549	289,394	195,220	177,283	198,313
Provision for income taxes	14,318	15,769	10,324	6,499	7,446
Income before equity losses of affiliates	389,231	273,625	184,896	170,784	190,867
Equity losses of affiliates, net of tax	209	—	6,571	980	—
Net income	389,022	273,625	178,325	169,804	190,867
Less: Net income attributable to redeemable non-controlling interests	1,747	1,285	1,160	788	1,007
Net income attributable to TKO OpCo	$387,275	$272,340	$177,165	$169,016	$189,860

Revenue

Revenue increased $84.2 million, or 16.0%, to $611.9 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. This increase was primarily driven by $49.7 million of increased media rights and content from domestic and international rights fees due to increases in contractual revenues, higher international renewals and one additional PPV event compared to the prior period, $23.2 million of greater live event revenue from having twelve events with live audiences compared to nine in the prior year as well as $8.9 million of higher sponsorship from new sponsors and increased renewals.

Revenue increased $108.2 million, or 10.5%, to $1,140.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily driven by $34.6 million of higher sponsorship from dealing in new product categories, $28.1 million of greater consumer products licensing from video game and trading card sales, $26.0 million of higher media rights and content from domestic and international rights fees due to increases in contractual revenues and $19.4 million of greater live event revenue from having additional events with live audiences. These increases were partially offset by having one fewer event compared to the prior year.

Revenue increased $140.8 million, or 15.8%, to $1,031.9 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily driven by $121.0 million of higher media rights and content from domestic and international media rights fees due to increases in contractual revenues and having two additional events, $16.4 million of greater sponsorship from new sponsors and higher renewals, and $8.2 million of higher live event revenue from having two additional events compared to the prior year. These increases were partially offset by an approximately $25 million sponsorship contract termination fee recognized in the prior year.

Direct Operating Costs

Direct operating costs increased $28.1 million, or 19.5%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily due to higher costs of $21.8 million from different athlete matchups, higher production costs associated with having one more PPV event and two more international events than in the prior period and direct costs associated with the increase in revenue described above. The remainder of the increase was primarily due to greater marketing and venue expenses due to having twelve events with live audiences compared to nine events in the prior period.

Direct operating costs decreased $10.0 million, or 3.0%, to $325.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Higher revenue resulted in greater commissions and direct costs of $9.3 million as well as increased production, marketing, venue and other costs of $13.5 million; however, this was more than offset by lower costs primarily due to holding one fewer event and having different athlete matchups, which led to a decrease in athlete costs of $32.8 million.

Direct operating costs increased $68.2 million, or 25.5%, to $335.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to $58.3 million from holding two additional events as well as different athlete matchups resulting in higher athlete, production and venue costs. The remainder of the increase was primarily due to greater commissions and direct costs associated with the increase in revenue described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $20.6 million, or 20.8%, to $119.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. This increase was primarily due to $14.9 million of professional fees related to the Transactions incurred during the current year period, as well as higher cost of personnel and other operating expenses.

Selling, general and administrative expenses decreased $31.8 million, or 13.1%, to $210.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was due to a reduction in equity-based compensation expense of $40.1 million as the prior period included modification charges for changes in the distribution threshold for UFC awards, partially offset by higher cost of personnel, travel expenses and other operating expenses.

Selling, general and administrative expenses increased $37.9 million, or 18.6%, to $242.0 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was principally attributable to increased equity-based compensation expense of $32.1 million due to modification charges for changes in the distribution threshold for UFC awards and higher cost of personnel and travel expenses related to the increase in number of events held.

Depreciation and Amortization

Depreciation and amortization increased $0.2 million, or 0.7%, to $30.2 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase is primarily due to higher property, buildings and equipment.

Depreciation and amortization decreased $3.2 million, or 5.1%, to $60.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Depreciation and amortization decreased $42.4 million, or 40.1%, to $63.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. These decreases were primarily driven by certain intangible assets becoming fully amortized.

Interest Expense, Net

Interest expense, net increased $56.4 million, or 101.6%, to $111.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily driven by significantly higher interest rates on variable rate debt slightly offset by lower indebtedness.

Interest expense, net increased $37.3 million, or 36.5%, to $139.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily driven by higher interest rates on variable rate debt offset by lower indebtedness.

Interest expense, net decreased $16.3 million, or 13.8%, to $102.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, principally due to lower interest rates under the UFC Credit Facility following a repricing in January 2021, partially offset by higher indebtedness.

Other (Expense) Income, Net

The expense for the six months ended June 30, 2023 and 2022 was a result of $0.9 million and $0.8 million, respectively, of foreign currency transaction losses.

The expense for the year ended December 31, 2022 was a result of $1.3 million of foreign currency transaction losses.

The income for the year ended December 31, 2021 primarily included $0.9 million of gains from changes in fair value of an equity investment partially offset by $0.4 million of foreign currency transaction losses.

The expense for the year ended December 31, 2020 primarily included $0.9 million of foreign currency transaction losses offset by $0.5 million in gains received from a payroll tax credit.

Provision for Income Taxes

For the six months ended June 30, 2023, UFC recorded a provision for income taxes of $6.5 million compared to a provision of $7.4 million for the six months ended June 30, 2022 primarily related to a reduction in foreign withholding taxes.

For the year ended December 31, 2022, UFC recorded a provision for income taxes of $14.3 million compared to a provision of $15.8 million for the year ended December 31, 2021 primarily related to a reduction in foreign withholding taxes.

For the year ended December 31, 2021, UFC recorded a provision for income taxes of $15.8 million compared to a provision of $10.3 million for the year ended December 31, 2020 primarily related to an increase in foreign withholding taxes.

Equity Losses of Affiliates, Net of Tax

Equity losses of affiliates for the six months ended June 30, 2023 and 2022 were $1.0 million and none, respectively. UFC’s equity losses of affiliates in 2023 were primarily due to losses related to its investment in Howler Head.

Equity losses of affiliates for the years ended December 31, 2022, 2021 and 2020 were $0.2 million, none and $6.6 million, respectively. UFC’s equity losses of affiliates in 2022 were primarily due to losses related to its investment in Howler Head. UFC’s equity losses of affiliates in 2020 are primarily due to losses related to its investment in UFC Gyms.

Net Income Attributable to Redeemable Non-Controlling Interests

Net income attributable to non-controlling interests was $0.8 million and $1.0 million for the six months ended June 30, 2023 and 2022, respectively.

Net income attributable to non-controlling interests was $1.7 million, $1.3 million and $1.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income, excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger and acquisition costs, certain legal costs, restructuring, severance and impairment charges, and certain other items when applicable. Adjusted EBITDA margin is a non-GAAP financial measure defined as Adjusted EBITDA divided by Revenue.

UFC management believes that Adjusted EBITDA is useful to investors as it eliminates the significant level of non-cash depreciation and amortization expense that results from its capital investments and intangible assets recognized in connection with UFC’s acquisition by Endeavor, and improves comparability by eliminating the significant level of interest expense associated with UFC’s debt facilities, as well as income taxes which may not be comparable with other companies based on UFC’s tax and corporate structure.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases to evaluate UFC’s consolidated operating performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of UFC’s results as reported under GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on UFC’s debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirement for such replacements or improvements; and

•	they are not adjusted for all non-cash income or expense items that are reflected in UFC’s statements of cash flows.

UFC compensates for these limitations by using Adjusted EBITDA and Adjusted EBITDA margin along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance.

Adjusted EBITDA and Adjusted EBITDA margin should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to net income as indicators of UFC’s financial performance, as measures of discretionary cash available to it to invest in the growth of its business or as measures of cash that will be available to UFC to meet its obligations. Although UFC uses Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of its business, such use is limited because it does not include certain material costs necessary to operate UFC’s business. UFC’s presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as indications that its future results will be unaffected by unusual or nonrecurring items. These non-GAAP financial measures, as determined and presented by UFC, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of UFC’s most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

Adjusted EBITDA

(in thousands)	Years Ended December 31,			Six Months Ended June 30,
	2022	2021	2020	2023	2022
Net income	$389,022	$273,625	$178,325	$169,804	$190,867
Provision for income taxes	14,318	15,769	10,324	6,499	7,446
Interest expense, net	139,567	102,247	118,550	111,803	55,448
Depreciation and amortization	60,032	63,250	105,602	30,202	29,998
Equity-based compensation expense (1)	23,744	63,855	31,742	11,584	12,544
Merger and acquisition costs (2)	—	—	—	14,935	—
Certain legal costs (3)	753	1,204	1,786	488	349
Restructuring, severance and impairment (4)	—	—	10,367	—	—
Other (5)	1,285	1,513	527	851	861
Adjusted EBITDA	$628,721	$521,463	$457,223	$346,166	$297,513
Net income margin	34.1%	26.5%	20.0%	27.7%	36.2%
Adjusted EBITDA margin	55.1%	50.5%	51.3%	56.6%	56.4%

(1)

Equity-based compensation represents primarily non-cash compensation expense for awards issued under Endeavor’s 2021 Incentive Award Plan subsequent to its April 28, 2021 IPO and for awards issued under UFC’s equity-based compensation plan prior to Endeavor’s IPO.

The year ended December 31, 2021 also includes the modification charge for changes in the distribution threshold for the UFC awards.

(2)	Includes certain costs of professional advisors related to the Transactions.
(3)	Includes costs related to certain litigation matters.
(4)	For the year ended December 31, 2020, was comprised of $10.4 million related to an investment impairment for UFC gyms.
(5)	For the six months ended June 30, 2023 and 2022, other was comprised primarily of losses of $0.9 million and $0.8 million, respectively, on foreign exchange transactions.

For the year ended December 31, 2022, other was comprised primarily of losses of $1.3 million on foreign exchange transactions.

For the year ended December 31, 2021, other was comprised primarily of $2.0 million of debt transaction costs and $0.4 million on foreign exchange transaction losses and was partially offset by $0.9 million of unrealized gains on an investment without a readily determinable fair value.

For the year ended December 31, 2020, other was comprised primarily of $0.9 million on foreign exchange transaction losses partially offset by $0.5 million of gains received from a payroll tax credit.

Liquidity and Capital Resources

Historical liquidity and capital resources

Sources and Uses of Cash

Cash flows from operations have historically funded UFC’s day-to-day operations, revenue-generating activities, and routine capital expenditures, as well as serviced its long-term debt.

Credit Facilities

As of June 30, 2023, there is currently outstanding an aggregate of $2.7 billion of first lien term loans under the UFC Credit Facilities. Following a repricing under the UFC Credit Facilities in January 2021, borrowings under the UFC Credit Facilities bore interest at a variable interest rate equal to either, at its option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to an adjusted LIBOR plus 2.75%-3.00%, depending on the First Lien Leverage Ratio (as defined under the UFC Credit Facilities), in each case with a LIBOR floor of 0.75%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.5%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.75%, plus (ii) 1.75%-2.00%. In June 2023, the Company executed an amendment of the First Lien Term Loan to replace the adjusted LIBOR reference rate with Term Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment (as defined in the Zuffa Credit Agreement). The term loans under the UFC Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on April 29, 2026. In December 2022, UFC repaid $50.0 million of term loans under the UFC Credit Facilities. See Notes 7 and 9, “Debt,” to the unaudited and audited consolidated financial statements of UFC, respectively, included elsewhere in this prospectus for further detail on the UFC Credit Facilities.

As of June 30, 2023, UFC had the option to borrow incremental loans in an aggregate amount equal to at least $455.0 million, subject to market demand, and may be able to borrow additional funds depending on its First Lien Leverage Ratio. The credit agreement governing the UFC Credit Facilities includes certain mandatory prepayment provisions relating to, among other things, the incurrence of additional debt.

The UFC Credit Facilities also include a revolving credit facility, which has $205.0 million of total borrowing capacity and letter of credit and swingline loan sub-limits of up to $40.0 million and $15.0 million, respectively. Revolving credit facility borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at UFC’s option, adjusted LIBOR or ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to an adjusted LIBOR plus 3.50-4.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 2.50-3.00%, depending on the First Lien Leverage Ratio. In April 2023, the Company executed an amendment on the revolving credit facility in which the adjusted LIBOR reference rate used for the facility was replaced with SOFR. UFC pays a commitment fee on the revolving credit facility under the UFC Credit Facilities of 0.25-0.50%, based on the First Lien Leverage Ratio and Letter of Credit fees of 0.125%. As of June 30, 2023, UFC had no borrowings outstanding under this revolving credit facility and $10.0 million outstanding letters of credit. The revolving facility under the UFC Credit Facilities matures on October 29, 2024.

The revolving facility under the UFC Credit Facilities is subject to a financial covenant if greater than 35% of the borrowing capacity of the revolving credit facility (excluding cash collateralized letters of credit and non-cash collateralized letters of credit of up to $10.0 million) is utilized at the end of any fiscal quarter. This covenant was not applicable on June 30, 2023, as UFC had no borrowings outstanding under this revolving credit facility.

The UFC Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales and transactions with affiliates.

The borrower’s obligations under the UFC Credit Facilities are guaranteed by certain of TKO OpCo’s indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions.

Restrictions on Dividends

The UFC Credit Facilities contain restrictions on UFC’s ability to make distributions and other payments from the respective credit groups. These restrictions on dividends include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to fund certain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, as defined in the UFC Credit Facilities.

Other Debt

In October 2018, UFC entered into a $28.0 million Loan Agreement and a $12.0 million Loan Agreement in order to finance the purchase of a building and its adjacent land (the “Secured Commercial Loans”). The Secured Commercial Loans have identical terms except the $28.0 million Loan Agreement is secured by a deed of trust for UFC’s headquarters building and underlying land in Las Vegas and the $12.0 million Loan Agreement is secured by a deed of trust for the newly acquired building and its adjacent land, also located in Las Vegas. The Secured Commercial Loans bear interest at a rate of LIBOR + 1.62% (with a LIBOR floor of 0.88%) and principal amortization of 4% is payable in monthly installments with any remaining balance payable on the final maturity date of November 1, 2028. In May 2023, the Company executed an amendment of the Secured Commercial Loans to replace the adjusted LIBOR reference rate with SOFR.

The Secured Commercial Loans contain a financial covenant that requires UFC to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the Loan Agreements of no more than 1.15-to-1 as measured on an annual basis. As of June 30, 2023, UFC was in compliance with its financial debt covenant under the Secured Commercial Loans.

Cash Flows Overview

	Years Ended December 31,			Six Months Ended June 30,
(in thousands)	2022	2021	2020	2023	2022
Net cash provided by operating activities	$501,723	$441,235	$351,238	$180,679	$238,495
Net cash used in investing activities	$(13,264)	$(11,480)	$(21,925)	$(9,204)	$(7,554)
Net cash (used in) provided by financing activities	$(1,181,381)	$162,507	$(199,610)	$(178,095)	$(87,114)

June 30, 2023 Compared to June 30, 2022

Operating activities decreased from $238.5 million of cash provided in the six months ended June 30, 2022 to $180.7 million of cash provided in the six months ended June 30, 2023. Cash provided in the six months ended June 30, 2023 was primarily due to net income for the period of $169.8 million, which included non-cash items totaling $56.9 million, offset by the decrease in accounts payable and accrued liabilities of $20.5 million due to timing of bonus and vendor payments. Cash provided in the six months ended June 30, 2022 was primarily due to net income for the period of $190.9 million, which included non-cash items totaling $57.0 million, offset by the increase in accounts receivable of $28.5 million due to timing of events and customer payments.

Investing activities increased from $7.6 million of cash used in the six months ended June 30, 2022 to $9.2 million of cash used in the six months ended June 30, 2023. Cash used in the six months ended June 30, 2023 and 2022 primarily reflects payments for property and equipment.

Financing activities increased from $87.1 million of cash used in the six months ended June 30, 2022 to $178.1 million of cash used in the six months ended June 30, 2023. Cash used in the six months ended June 30, 2023 primarily reflects distributions to Endeavor and subsidiaries of Endeavor of $161.5 million and net payments on debt of $16.3 million. Cash used in the six months ended June 30, 2022 primarily reflects distributions to Endeavor and subsidiaries of Endeavor of $67.9 million, net payments on debt of $16.3 million and $2.9 million of payments for the redemption of profits units.

December 31, 2022 Compared to December 31, 2021

Operating activities increased from $441.2 million of cash provided in the year ended December 31, 2021 to $501.7 million of cash provided in the year ended December 31, 2022 due to UFC’s improved operating results. Cash provided in the year ended December 31, 2022 was primarily due to net income for the year of $389.0 million, which included non-cash items totaling $116.6 million, offset by the increase in accounts receivable of $26.4 million due to timing of events and customer payments. Cash provided in the year ended December 31, 2021 was primarily due to net income for the year of $273.6 million, which included non-cash items totaling $142.7 million, and by the increase in deferred revenue of $29.5 million due to timing of events and customer payments.

Investing activities increased from $11.5 million of cash used in the year ended December 31, 2021 to $13.3 million of cash used in the year ended December 31, 2022. Cash used in the years ended December 31, 2022 and 2021 primarily reflects payments for property and equipment and capitalized software development costs.

Financing activities changed from $162.5 million of cash provided in the year ended December 31, 2021 to $1,181.4 million of cash used in the year ended December 31, 2022. Cash used in the year ended December 31, 2022 primarily reflects distributions to Endeavor and subsidiaries of Endeavor of $1,095.9 million and net payments on debt of $82.6 million. Cash provided in the year ended December 31, 2021 primarily reflects proceeds from borrowings, net of financing costs and debt repayments, of $381.4 million and proceeds from a warrant exercise of $53.1 million, partially offset by distributions of $269.1 million to Endeavor and subsidiaries of Endeavor.

December 31, 2021 Compared to December 31, 2020

Operating activities increased from $351.2 million of cash provided in the year ended December 31, 2020 to $441.2 million of cash provided in the year ended December 31, 2021. Cash provided in the year ended December 31, 2021 was primarily due to net income for the year of $273.6 million, which included non-cash items totaling $142.7 million, and by the increase in deferred revenue of $29.5 million due to timing of events. Cash provided in the year ended December 31, 2020 was primarily due to net income for the year of $178.3 million, which included non-cash items totaling $166.8 million, and by the increase in deferred revenue of $25.1 million due to timing of events and customer payments.

Investing activities decreased from $21.9 million of cash used in the year ended December 31, 2020 to $11.5 million of cash used in the year ended December 31, 2021. Cash used in the years ended December 31, 2021 and 2020 primarily reflects payments for property and equipment and capitalized software development costs.

Financing activities improved from $199.6 million of cash used in the year ended December 31, 2020 to $162.5 million of cash provided in the year ended December 31, 2021. Cash provided in the year ended December 31, 2021 primarily reflects proceeds from borrowings, net of financing costs and debt repayments, of $381.4 million and proceeds from a warrant exercise of $53.1 million, offset by distributions of $269.1 million to Endeavor and subsidiaries of Endeavor. Cash provided in the year ended December 31, 2020 primarily reflects proceeds from borrowings, net of financing costs and debt repayments, of $115.6 million, partially offset by distributions of $312.3 million to pre-Endeavor IPO members.

Future Sources and Uses of Liquidity

TKO’s sources of liquidity are (1) cash on hand, (2) cash flows from operations and (3) available borrowings under the UFC Credit Facilities (which borrowings would be subject to certain restrictive covenants contained therein). Based on its current expectations, TKO believes that these sources of liquidity will be sufficient to fund its working capital requirements and to meet its commitments, including long-term debt service, for at least the next 12 months.

TKO expects that its primary liquidity needs will be cash to (1) provide capital to facilitate organic growth of its business, (2) fund future investments and acquisitions, (3) pay operating expenses, including cash compensation to its employees and athletes, (4) fund capital expenditures, (5) pay interest and principal when due on the UFC Credit Facilities, (6) pay income taxes, (7) make distributions to members and (8) reduce its outstanding indebtedness under the UFC Credit Facilities.

TKO expects to refinance the UFC Credit Facilities prior to the maturity of the outstanding loans in 2026. It currently anticipates being able to secure funding for such refinancing at favorable terms; however, its ability to do so may be impacted by many factors, including TKO’s growth and other factors specific to its business as well as macro-economic factors beyond its control.

Critical Accounting Estimates

The preparation of UFC’s consolidated financial statements requires UFC to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses. UFC bases its estimates and judgments on historical experience and other assumptions that it believes are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from UFC’s assumptions and estimates.

UFC believes the following estimates related to certain of its critical accounting policies could potentially produce materially different results if it were to change underlying assumptions, estimates or judgments. See Note 2, “Summary of Significant Accounting Policies,” to UFC’s audited consolidated financial statements included elsewhere in this prospectus for a summary of its significant accounting policies.

Revenue Recognition

UFC has revenue recognition policies that are appropriate to the circumstances of its business.

In accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of the promised goods or services is transferred to UFC’s customers either at a point in time or over time, in an amount that reflects the consideration UFC expects to be entitled to in exchange for those goods or services. ASC 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

Arrangements with Multiple Performance Obligations

UFC has various types of contracts with multiple performance obligations, primarily consisting of multi-year sponsorship and media rights agreements. The transaction price in these types of contracts is allocated on a relative standalone selling price basis. UFC typically determines the standalone selling price of individual performance obligations based on UFC management estimates, unless standalone selling prices are observable through past transactions. Estimates used to determine a performance obligation’s standalone selling price impact the amount and timing of revenue recognized, but not the total amount of revenue to be recognized under the arrangement.

Principal Versus Agent

UFC enters into arrangements that require UFC management to determine whether it is acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether UFC controls the goods or services before they are transferred to the customer. As part of this analysis, UFC considers whether it is primarily responsible for fulfillment of the promise to provide the specified service, has inventory risk and has discretion in establishing prices. For digital PPV and subscription video rights distribution, this determination is primarily based on whether it has control over the media rights including inventory risk and setting pricing with customers. If UFC’s determinations were to change, the amounts of its revenue and operating expenses may be different.

Timing of Recognition

Media Rights and Content Revenue

Broadcast rights fees received from distributors of UFC’s live event and television programming, both domestic and internationally, are recorded when the live event or program has been delivered and is available for distribution. Certain of UFC’s media rights are typically sold in multi-year arrangements and are generally comprised of multiple performance obligations that involve the allocation of transaction price based on the relative standalone selling price of each performance obligation. UFC uses its estimate of standalone selling price to allocate transaction price. Any advance payments received from distributors are deferred upon collection and recognized into revenue as content is delivered.

UFC recognizes revenue from PPV programming from owned live sporting events when the event is aired. PPV programming is distributed through cable, satellite and digital providers. UFC receives a fixed license fee for its domestic residential PPV programming under a long-term contract. For UFC’s international and commercial PPV, the amount of revenue recognized is based upon UFC management’s initial estimate of variable consideration related to the number of buys achieved. This initial estimate is based on preliminary buy information received from certain PPV distributors and is subject to adjustment as new information regarding the number of buys is received, which is generally up to 120 days subsequent to the live event. If UFC’s estimates of buys achieved were to change, the timing and amount of its revenue may be different.

UFC owns and operates its own over-the-top (“OTT”) platform UFC FIGHT PASS that engages customers through a subscription based model. Subscriptions are offered to customers for one-month, six-month and 12-month access to UFC FIGHT PASS. Revenue for UFC FIGHT PASS is recognized ratably over each paid monthly membership period and revenue is deferred for subscriptions paid in advance until earned.

Live Event Revenue

Live event revenue is generally recognized at the time that an event occurs. Advance ticket and VIP package sales are recorded as deferred revenue pending the event date.

Sponsorship Revenue

Customer contracts for advertising and sponsorship rights are generally comprised of multiple performance obligations that involve the allocation of the arrangement consideration to the underlying deliverables based upon their standalone selling price. UFC uses an adjusted market assessment approach as its estimate of standalone selling price to allocate arrangement consideration as the performance obligations under customer contracts are infrequently sold on a standalone basis either by UFC or other third parties. After allocating revenue to each performance obligation, UFC recognizes sponsorship revenue when the promotional service is delivered. If UFC’s estimates of standalone selling prices were to change, the timing and amount of its revenue may be different.

Consumer Products Licensing Revenue

Licensing revenue relates to royalties earned from sales of licensed merchandise. The nature of the licensing arrangements is typically symbolic intellectual property, inclusive of logos, trade names, and trademarks related to merchandise sales. Many licensing agreements include minimum guarantees, which set forth the minimum royalty to be paid to UFC during a given contract year. UFC will recognize the minimum guarantee revenue ratably over its related royalties’ contract period until such point that it is more likely than not that the total revenue during the royalty period will exceed the minimum royalty. If during the royalty period, UFC management determines that total revenue will exceed the minimum royalty, the revenue recognized during each reporting period will reflect royalties earned on the underlying product sales. For licensing agreements without minimum guarantees, UFC recognizes revenue related to the sales or usage of the underlying symbolic intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or UFC management’s best estimate of sales or usage in a period, if statements are received on a lag. If UFC’s estimates and judgments were to change, the timing and amount of revenue recognized may be different.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. UFC performs its goodwill impairment test at the reporting unit level, which is one level below the operating segment level. It has one operating and reportable segment, consistent with the way UFC management makes decisions and allocates resources to the business and it has one reporting unit.

UFC has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. A qualitative assessment includes, but is not limited to, consideration of the results of UFC’s most recent quantitative impairment test, consideration of macroeconomic conditions and industry and market conditions. If UFC can support the conclusion that it is “not more likely than not” that the fair value of its reporting unit is less than its carrying amount under the qualitative assessment, it would not need to perform the quantitative impairment test for the reporting unit.

If UFC cannot support such a conclusion or it does not elect to perform the qualitative assessment then it must perform the quantitative impairment test. The quantitative goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit with its carrying amount, including goodwill. To determine the fair value of UFC’s reporting units, it generally uses a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. UFC applies what it believes to be the most appropriate valuation methodology for its reporting unit. UFC believes its estimates of fair value are consistent with how a marketplace participant would value its reporting unit.

The discounted cash flow analyses are sensitive to UFC’s estimates of future revenue growth and margins for the business along with discount rates. Its long-term cash flow projections are estimates and inherently subject to uncertainty, particularly during periods of adverse economic conditions. Significant estimates and assumptions specific to UFC’s reporting unit include revenue growth, profit margins, terminal value growth rates, discount rates and other assumptions deemed reasonable by UFC management. Where a market approach is utilized, UFC uses judgment in identifying the relevant comparable-company market multiples. If it had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ.

If the carrying amount of the reporting unit exceeds its fair value, such excess is recognized as an impairment charge. For the year ended December 31, 2022, UFC’s annual qualitative impairment test resulted in no impairment charges.

Intangible Assets

For finite-lived intangible assets that are amortized, UFC evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the estimated undiscounted future cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, an impairment would be measured as the difference between the fair value of the group’s long-lived assets and the carrying value of the group’s long-lived assets. UFC defines an asset group by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. If identified, the impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts, but only to the extent the carrying value of each asset is above its fair value.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. UFC has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. In the qualitative assessment, it must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that “more likely than not” exceeds its fair value. UFC must then conduct a quantitative analysis if it (1) determines that such an impairment is “more likely than not” to exist, or (2) foregoes the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of the asset groups, estimates of future cash flows and the discount rate used to determine fair values. If UFC had established different asset groups or utilized different valuation methodologies or assumptions, the impairment test results could differ, and it could be required to record impairment charges.

Equity-Based Compensation

Prior to Endeavor’s IPO, TKO OpCo’s parent company granted TKO OpCo equity awards to certain executives, employees and service providers, which were in the form of profits units or an equivalent to a profits unit (phantom unit) that correspond to profits units. For periods following the Endeavor IPO and prior to the establishment of the TKO 2023 Incentive Award Plan, Endeavor granted Endeavor’s Class A common stock to certain UFC executives and employees, in the form of various equity-based awards such as restricted stock and stock options issued under Endeavor’s 2021 Incentive Award Plan.

UFC records compensation costs related to equity awards issued to executives and other employees based on the grant date fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period.

For periods following the Endeavor IPO, the fair value of time-based restricted stock units is determined based on the price of Endeavor’s Class A common stock on the grant date.

The fair value of stock options is determined using an option-pricing model, which requires certain estimates and assumptions to be made, such as:

•

Expected term—The expected term represents the period that awards are expected to be outstanding, giving considerations to vesting schedules and expiration dates (if applicable). The simplified method for estimating the expected term of the stock options is used.

•

Expected volatility—As Endeavor does not have a sufficient public market trading history, the expected volatility is estimated based on the historical volatility of public companies that are deemed to be comparable to Endeavor over the expected term of the award. Industry peers consist of several public companies in Endeavor’s industry which are either similar in size, stage of life cycle or financial leverage.

•	Risk-Free Interest Rate—The risk-free interest rate on the U.S. Treasury yield curve in effect at the time the awards are granted is used.

•	Expected Dividends—Prior to May 2023, Endeavor did not anticipate paying cash dividends and therefore used an expected dividend yield of zero.

The assumptions used in the option-pricing model represent Endeavor management’s best estimates. These estimates involve inherent uncertainties and the application of Endeavor management’s judgment. If factors change and different assumptions are used, UFC’s equity-based compensation expense could be materially different in the future.

Income Taxes

TKO OpCo was formed on July 27, 2016 as a Delaware limited liability company. TKO OpCo operates and controls all the business and affairs of UFC’s business. TKO OpCo is an LLC which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s foreign subsidiaries are subject to entity-level taxes. TKO OpCo’s U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. TKO OpCo also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by UFC in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which it operates. A valuation allowance is provided when UFC determines that it is “more likely than not” that a portion of a deferred tax asset will not be realized. UFC’s deferred tax positions may change if its estimates regarding future realization of deferred tax assets were to change.

A minimum probability threshold for a tax position must be met before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The tax benefits ultimately realized by UFC may differ from those recognized in its financial statements based on a number of factors, including its decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and UFC’s success in supporting its filing positions with taxing authorities.

UFC recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Recent Accounting Standards

See Note 2, “Summary of Significant Accounting Policies,” to UFC’s audited consolidated financial statements included elsewhere in this prospectus for further information on certain accounting standards that have been recently adopted or that have not yet been required to be implemented and may be applicable to TKO’s future operations.

WWE

Non-GAAP Financial Measures

WWE presented Adjusted OIBDA as the primary measure of segment profit (loss). WWE defined Adjusted OIBDA as operating income before depreciation and amortization, excluding stock-based compensation, certain impairment charges and other non-recurring items that management deemed would impact the comparability of results between periods. Adjusted OIBDA included depreciation and amortization expenses directly related to supporting the operations of WWE segments, including content production asset amortization, depreciation and amortization of costs related to content delivery and technology assets utilized for WWE Network, as well as amortization of right-of-use assets related to finance leases of equipment used to produce and broadcast WWE live events. WWE believed the presentation of Adjusted OIBDA was relevant and useful for investors because it allowed investors to view WWE segment performance in the same manner as the primary method used by management to evaluate segment performance and make decisions about allocating resources. Additionally, WWE believed that Adjusted OIBDA was a primary measure used by media investors, analysts and peers for comparative purposes.

Adjusted OIBDA was a non-GAAP financial measure and may be different than similarly-titled non-GAAP financial measures used by other companies. A limitation of Adjusted OIBDA is that it excluded depreciation and amortization, which represented the periodic charge for certain fixed assets and intangible assets used in WWE’s business. Additionally, Adjusted OIBDA excluded stock-based compensation, a non-cash expense that may vary between periods with limited correlation to underlying operating performance, as well as other non-recurring items that management deemed would impact the comparability of results between periods. Adjusted OIBDA should not be regarded as an alternative to operating income or net income as an indicator of operating performance, or to the statement of cash flows as a measure of liquidity, nor should it be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. WWE believed that operating income was the most directly comparable GAAP financial measure to Adjusted OIBDA.

Unallocated corporate general and administrative expenses largely related to corporate functions such as finance, investor relations, community relations, corporate communications, information technology, legal, facilities, human resources and WWE’s board of directors. These unallocated corporate general and administrative expenses were shown, as applicable, as a reconciling item in tables where segment and consolidated results were both shown.

Results of Operations

Six Months Ended June 30, 2023 compared to Six Months Ended June 30, 2022

(dollars in millions, except where noted)

The following tables present WWE’s consolidated results followed by WWE’s Adjusted OIBDA results:

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Net revenues
Media	$546.0	$521.2	5%
Live Events	94.6	64.1	48%
Consumer Products	67.3	76.3	(12)%

Total net revenues (1)	707.9	661.6	7%

Operating expenses
Media	323.2	287.6	12%
Live Events	49.4	43.4	14%
Consumer Products	32.2	46.6	(31)%

Total operating expenses (2)	404.8	377.6	7%

Marketing and selling expenses
Media	33.3	30.5	9%
Live Events	5.9	5.5	7%
Consumer Products	2.4	2.5	(4)%

Total marketing and selling expenses	41.6	38.5	8%

General and administrative expenses (3)	102.1	64.6	58%
Depreciation and amortization	19.0	19.2	(1)%

Operating income	140.4	161.7	(13)%

Interest expense	9.2	11.0	(16)%
Other income, net	0.9	0.1	800%

Income before income taxes	132.1	150.8	(12)%

Provision for income taxes	43.4	35.7	22%

Net income	$88.7	$115.1	(23)%

(1) WWE consolidated net revenues increased by $46.3 million, or 7%, in the current year period as compared to the prior year period. This increase was primarily driven by $27.7 million of additional revenues associated with WWE’s key content distribution agreements coupled with $23.3 million of incremental ticket and merchandise sales at WWE live events. These increases were partially offset by declines of $12.2 million in eCommerce revenues primarily driven by the impact of the July 2022 transition of WWE digital retail platforms. For further analysis, refer to Management’s Discussion and Analysis of WWE business segments.

(2) WWE consolidated operating expenses increased by $27.2 million, or 7%, in the current year period as compared to the prior year period. This increase was primarily driven by $31.6 million of higher production-related costs within WWE’s Media segment, primarily associated with the creation of WWE’s weekly, in-ring content and premium live events, including WrestleMania. In the current year period, WWE also incurred $15.8 million of additional management incentive compensation costs primarily driven by improved stock price and business performance. Additionally, WWE incurred $4.4 million of higher event-related costs in the current year period within WWE’s Live Events segment, primarily driven by the impact of additional events. These costs were partially offset by $16.6 million of lower variable costs within WWE’s Consumer Products segment, primarily driven by the transition of WWE’s digital retail platforms. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

(3) WWE consolidated general and administrative expenses increased by $37.5 million, or 58%, in the current year period as compared to the prior year period. This increase was primarily driven by $33.6 million of additional legal and professional fees, including $25.4 million of costs associated with WWE’s strategic alternatives review and transaction agreement with Endeavor, as well as $5.4 million of additional costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of independent members of WWE’s board of directors and expenses paid by Mr. McMahon for plaintiffs’ attorneys’ fees in connection with a shareholder lawsuit that was mooted. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

	Six Months Ended June 30,
	2023		2022
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$140.4	20%	$161.7	24%
Depreciation and amortization	19.0	3%	19.2	3%
Stock-based compensation	33.0	5%	20.6	3%
Other adjustments (1)	32.5	5%	1.7	0%

Adjusted OIBDA	$224.9	32%	$203.2	31%

(1) Other adjustments in the current year period include $25.4 million of legal and professional fees associated with WWE’s strategic alternatives review and transaction agreement with Endeavor, as well as $7.1 million of certain costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of members of WWE’s board of directors and expenses paid by Mr. McMahon for plaintiffs’ attorneys’ fees in connection with a shareholder lawsuit that was mooted. Other adjustments in the prior year period included certain costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of independent members of WWE’s board of directors.

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Adjusted OIBDA
Media	$213.9	$218.9	(2)%
Live Events	41.5	16.6	150%
Consumer Products	34.7	28.4	22%
Corporate	(65.2)	(60.7)	(7)%

Total Adjusted OIBDA	$224.9	$203.2	11%

Media

The following tables present the performance results and key drivers for WWE’s Media segment:

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Net Revenues
Network (including pay-per-view) (1)	$131.5	$125.7	5%
Core content rights fees (2)	308.7	287.6	7%
Advertising and sponsorship (3)	34.5	37.7	(8)%
Other (4)	71.3	70.2	2%

Total net revenues	$546.0	$521.2	5%

(1) Network revenues consisted primarily of license fees from the global distribution of WWE Network content associated with WWE’s licensed partner agreements.

(2) Core content rights fees consisted primarily of licensing revenues from the distribution of WWE’s flagship programs, RAW and SmackDown, as well as WWE’s NXT programming, through global broadcast, pay television and digital platforms.

(3) Advertising and sponsorships revenues within WWE’s Media segment consisted primarily of advertising revenues from WWE’s content on third-party social media platforms and sponsorship fees from sponsors who promoted their products utilizing WWE’s media platforms, including promotion on WWE’s digital websites and on-air promotional media spots.

(4) Other revenues within WWE’s Media segment reflected revenues from the distribution of other WWE content, including, but not limited to, certain live in-ring programming content in international markets, scripted, reality and other programming.

	Six Months Ended June 30,
	2023		2022
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$180.9	33%	$195.8	38%
Depreciation and amortization	8.7	2%	7.2	1%
Stock-based compensation	24.3	4%	15.9	3%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$213.9	39%	$218.9	42%

Media net revenues increased by $24.8 million, or 5%, in the current year period as compared to the prior year period. This increase was primarily driven by incremental core content rights fees of $21.1 million, or 7%, primarily due to the contractual escalations of WWE’s key domestic distribution agreements for WWE’s flagship programs, RAW and SmackDown, as well as increases in Network revenues of $5.8 million, or 5%, primarily driven by the timing of WWE’s premium live events.

Media Adjusted OIBDA as a percentage of revenues decreased in the current year period as compared to the prior year period. This decrease was primarily driven by the $31.6 million of higher production-related costs associated with the creation of WWE’s weekly and premium live event content. This decline was partially offset by the increased core content rights fees and Network revenues, as discussed above.

Live Events

The following tables present the performance results and key drivers for WWE’s Live Events segment:

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Net Revenues
North American ticket sales	$70.5	$54.8	29%
International ticket sales	6.4	2.2	191%
Advertising and sponsorship (1)	9.8	2.7	263%
Other (2)	7.9	4.4	80%

Total net revenues	$94.6	$64.1	48%

Operating Metrics (3)
Total live event attendance	904,000	697,100	30%
Number of North American events	93	107	(13)%
Average North American attendance	8,850	6,270	41%
Average North American ticket price (dollars)	$83.81	$80.72	4%
Number of international events	10	5	100%
Average international attendance	8,070	5,240	54%
Average international ticket price (dollars)	$79.66	$82.41	(3)%

(1) Advertising and sponsorships revenues within WWE’s Live Events segment primarily consisted of fees from advertisers and sponsors who promoted their products utilizing WWE’s live events (i.e., presented sponsor of fan engagement events and advertised signage at the event).

(2) Other revenues within WWE’s Live Events segment primarily consisted of the sale of travel packages associated with WWE’s global live events, as well as commissions earned through secondary ticketing.

(3) Metrics excluded the events for WWE’s developmental NXT brands that typically conducted their events in smaller venues with lower ticket prices.

	Six Months Ended June 30,
	2023		2022
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$39.2	41%	$15.2	24%
Depreciation and amortization	0.1	0%	0.1	0%
Stock-based compensation	2.2	2%	1.3	2%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$41.5	44%	$16.6	26%

Live Events net revenues, which included revenues from ticket sales and travel packages, increased by $30.5 million, or 48%, in the current year period as compared to the prior year period. Revenues from WWE’s ticket sales increased by $19.9 million, or 35%, primarily due to the impact of a 41% increase in average attendance. Advertising and sponsorship revenues increased by $7.1 million, primarily due to the impact of WWE’s annual WrestleMania events in the current year period which took place in Los Angeles, California.

Live Events Adjusted OIBDA as a percentage of revenues increased in the current year period as compared to the prior year period. This increase was driven by the increase in ticket sales and sponsorship revenues, as discussed above, partially offset by $4.4 million of increased event-related costs resulting from a change in venue mix.

Consumer Products

The following tables present the performance results and key drivers for WWE’s Consumer Products segment:

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Net Revenues
Consumer product licensing	$42.4	$42.6	(0)%
eCommerce	8.4	20.6	(59)%
Venue merchandise	16.5	13.1	26%

Total net revenues	$67.3	$76.3	(12)%

	Six Months Ended June 30,
	2023		2022
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$32.5	48%	$27.1	36%
Depreciation and amortization	0.1	0%	0.1	0%
Stock-based compensation	2.1	3%	1.2	2%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$34.7	52%	$28.4	37%

Consumer Products net revenues decreased by $9.0 million, or 12%, in the current year period as compared to the prior year period. This decrease was primarily driven by eCommerce declines of $12.2 million, or 59%, primarily driven by the impact of the July 2022 transition of WWE’s digital retail platforms. This decrease was partially offset by increases in venue merchandise revenues of $3.4 million, or 26%, which resulted from the impact of a 41% increase in average attendance, including WWE’s annual WrestleMania events.

Consumer Products Adjusted OIBDA as a percentage of revenues increased in the current year period as compared to the prior year period. This increase was primarily driven by a decline of $16.6 million in certain variable costs driven by the impact of the July 2022 transition of WWE’s digital retail platforms and lower sales associated with WWE’s consumer products, as discussed above.

Corporate

Unallocated corporate general and administrative expenses largely related to corporate administrative functions, including finance, investor relations, community relations, corporate communications, information technology, legal, facilities, human resources and WWE’s board of directors. WWE did not allocate these general and administrative expenses to its business segments.

	Six Months Ended June 30,
	2023		2022
Reconciliation of Operating Loss to Adjusted OIBDA		% of Rev		% of Rev
Operating loss	$(112.2)	(16)%	$(76.4)	(12)%
Depreciation and amortization	10.1	1%	11.8	2%
Stock-based compensation	4.4	1%	2.2	0%
Other adjustments (1)	32.5	5%	1.7	0%

Adjusted OIBDA	$(65.2)	(9)%	$(60.7)	(9)%

(1) Other adjustments in the current year period included $25.4 million of legal and professional fees associated with the Company’s strategic alternatives review and transaction agreement with Endeavor, as well as $7.1 million of certain costs incurred connection with and/or arising from the investigation conducted by the Special Committee of independent members of WWE’s board of directors and expenses paid by Mr. McMahon for plaintiffs’ attorneys’ fees in connection with a shareholder lawsuit that was mooted. Other adjustments in the prior year period included certain costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of independent members of WWE’s board of directors.

Corporate Adjusted OIBDA decreased by $4.5 million, or 7%, in the current year period as compared to the prior year period. This decrease was primarily driven by $2.8 million of additional legal and professional costs as well as $2.1 million of sales tax expenses related to amounts due in certain jurisdictions.

Depreciation and Amortization

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Depreciation and amortization	$19.0	$19.2	(1)%

Depreciation and amortization expense decreased by $0.2 million in the current year period as compared to the prior year period. This decrease was primarily driven by prior period capital expenditures that have fully depreciated, partially offset by the impact of asset costs of $49.5 million related to WWE’s headquarter facility that began depreciation on April 18, 2023 resulting in $1.1 million of incremental depreciation expense in the current year period.

Interest Expense

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Interest expense	$9.2	$11.0	(16)%

Interest expense related primarily to interest and amortization associated with WWE’s Convertible Notes, WWE’s real estate and equipment finance leases, the revolving credit facility and mortgage. The decrease in the current year period was primarily driven by $2.1 million of additional capitalized interest associated with WWE’s projects in progress.

Other Income, Net

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Other income, net	$0.9	$0.1	800%

Other income, net was comprised of interest income, gains and losses recorded on WWE’s equity investments, realized translation gains and losses, and rental income. The increase in the current year period as compared to the prior year period was primarily driven by $6.0 million of interest income associated with WWE’s short-term investment portfolio, partially offset by a loss of $5.4 million related to the induced conversions of the Convertible Notes.

Income Taxes

	Six Months Ended June 30,		Increase (decrease)
	2023	2022
Provision for income taxes	$43.4	$35.7	22%
Effective tax rate	33%	24%

The effective tax rate increased in the current year period as compared to the prior year period. This increase was primarily driven by the establishment of a valuation allowance against the foreign tax credits generated that will not be fully utilized during 2023, as well as the disallowance of taxable income generated by the unwind of the hedge associated with the Convertible Notes.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

(dollars in millions, except where noted)

The following tables present WWE’s consolidated results followed by WWE’s Adjusted OIBDA results:

	2022	2021	Increase (decrease)
Net revenues
Media	$1,033.9	$936.2	10%
Live Events	123.1	57.8	113%
Consumer Products	134.5	101.2	33%

Total net revenues (1)	1,291.5	1,095.2	18%

Operating expenses
Media	569.1	499.4	14%
Live Events	86.4	46.0	88%
Consumer Products	75.1	62.8	20%

Total operating expenses (2)	730.6	608.2	20%

Marketing and selling expenses
Media	62.5	60.0	4%
Live Events	11.6	4.9	137%
Consumer Products	4.8	4.4	9%

Total marketing and selling expenses (3)	78.9	69.3	14%

General and administrative expenses (4)	161.4	120.8	34%
Depreciation and amortization	37.3	40.9	(9)%

Operating income	283.3	256.0	11%

Interest expense	21.2	33.6	(37)%
Other income, net	2.3	7.5	(69)%

Income before income taxes	264.4	229.9	15%

Provision for income taxes	68.8	52.5	31%

Net income	$195.6	$177.4	10%

(1) WWE consolidated net revenues increased by $196.3 million, or 18%, in 2022 as compared to 2021. This increase was driven by $72.8 million of incremental ticket and merchandise sales due to the return of ticketed audiences at WWE’s live events for a full year, coupled with the timing of WWE’s large-scale international events. Revenues in 2022 also included $32.1 million in incremental revenues primarily associated with the contractual escalations of WWE’s key domestic distribution agreements for WWE’s flagship programs, as well as $31.0 million of additional revenues driven by the delivery of third-party original programming. Additionally, revenues in 2022 included additional consumer product licensing revenues of $25.5 million primarily driven by the recognition of minimum guarantees related to WWE’s licensed collectibles and higher sales of WWE’s licensed video games. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

(2) WWE consolidated operating expenses increased by $122.4 million, or 20%, in 2022 as compared to 2021. This increase was primarily driven by the timing of WWE’s large-scale international events, coupled with higher event-related costs associated with the resumption of live event touring and higher production-related costs associated with WWE’s premium live events. In 2022, WWE incurred $70.6 million of higher production-related costs within WWE’s Media segment, primarily driven by the timing of WWE’s large-scale international events and additional production costs associated with WWE’s premium live events and third-party programming. In 2022, WWE also incurred $29.9 million of higher event-related costs within WWE’s Live Events segment, primarily driven by the impact of additional events associated with the return to live event touring for a full year. 2022 also included $7.5 million of certain variable costs within WWE’s Consumer Products segment driven by higher sales of WWE’s licensed products and merchandise. Operating expenses in 2022 included higher staff-related costs, including management incentive compensation costs, resulting from the benefit associated with the combination of WWE’s television, digital and studios teams into one organization in 2021. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

(3) WWE consolidated marketing and selling expenses increased by $9.6 million, or 14%, in 2022 as compared to 2021. This increase was primarily driven by higher costs for advertising and sponsorships driven by the impact of additional events associated with the return to live event touring for a full year. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

(4) WWE consolidated general and administrative expenses increased by $40.6 million, or 34%, in 2022 as compared to 2021. This increase was primarily driven by $21.7 million of professional fees and severance expenses associated with the investigation by the Special Committee of independent members of WWE’s board of directors. In 2022, WWE also incurred $8.8 million of additional staff-related costs, including management compensation costs, and $3.6 million of additional insurance expenses. This increase was also driven by $4.4 million of incremental costs in 2022 associated with certain payments to be made by WWE’s controlling stockholder. These increases were partially offset by $8.1 million of severance expenses in 2021 primarily associated with the combination of WWE’s television, digital and studios teams into one organization. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

	2022		2021
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$283.3	22%	$256.0	23%
Depreciation and amortization	37.3	3%	40.9	4%
Stock-based compensation	34.9	3%	19.1	2%
Other adjustments (1)	29.1	2%	8.1	1%

Adjusted OIBDA	$384.6	30%	$324.1	30%

(1) Other adjustments in 2022 included $21.7 million of professional fees and severance expenses associated with the investigation by the Special Committee of independent members of WWE’s board of directors, as well as $7.4 million of expenses related to certain payments to be made by WWE’s controlling stockholder. Other adjustments in 2021 included severance expenses primarily associated with the combination of WWE’s television, digital and studios teams into one organization.

			Increase
	2022	2021	(decrease)
Adjusted OIBDA
Media	$428.7	$390.5	10%
Live Events	27.2	7.7	253%
Consumer Products	56.6	35.5	59%
Corporate	(127.9)	(109.6)	17%

Total Adjusted OIBDA	$384.6	$324.1	19%

Media

The following tables present the performance results and key drivers for WWE’s Media segment:

			Increase
	2022	2021	(decrease)
Net Revenues
Network (including pay-per-view) (1)	$222.0	$225.0	(1)%
Core content rights fees (2)	596.8	566.2	5%
Advertising and sponsorship (3)	66.6	71.5	(7)%
Other (4)	148.5	73.5	102%

Total net revenues	$1,033.9	$936.2	10%

(1) Network revenues consisted primarily of license fees associated with the domestic distribution of WWE Network content to NBCU (effective March 18, 2021), as well as subscription fees from customers of WWE Network and license fees associated with WWE’s international licensed partner agreements. Network revenues for the year ended December 31, 2021 included the upfront revenue recognition related to the delivery of certain WWE Network intellectual property rights to NBCU.

(2) Core content rights fees consisted primarily of licensing revenues from the distribution of WWE’s flagship programs, RAW and SmackDown, as well as WWE’s NXT programming, through global broadcast, pay television and digital platforms.

(3) Advertising and sponsorships revenues within WWE’s Media segment consisted primarily of advertising revenues from WWE’s content on third-party social media platforms and sponsorship fees from sponsors who promoted their products utilizing the Company’s media platforms, including promotion on WWE’s digital websites and on-air promotional media spots.

(4) Other revenues within WWE’s Media segment reflected revenues from the distribution of other WWE content, including, but not limited to, certain live in-ring programming content in international markets, scripted, reality and other programming.

	2022		2021
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$387.5	37%	$363.4	39%
Depreciation and amortization	14.8	1%	13.4	1%
Stock-based compensation	26.4	3%	13.7	1%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$428.7	41%	$390.5	42%

Media net revenues increased by $97.7 million, or 10%, in 2022 as compared to 2021. Other revenues within the Media segment increased by $75.0 million, driven primarily by the timing of WWE’s large-scale international events, coupled with $31.0 million of incremental revenues related to the timing of delivery associated with third-party original programming. WWE’s core content rights fees increased by $30.6 million, or 5%, driven primarily by the contractual escalations of WWE’s key domestic distribution agreements for WWE’s flagship programs, RAW and SmackDown. These increases were partially offset by a decrease in Network revenues of $3.0 million, or 1%, primarily driven by the upfront revenue recognition in 2021 related to the delivery of certain WWE Network intellectual property rights to NBCU. The decline was partially offset by increased content license fees associated with the delivery of new WWE Network content in 2022.

Media Adjusted OIBDA as a percentage of revenues declined slightly in 2022 as compared to 2021. The timing of WWE’s large-scale international events as well as the increases in core content rights fees and the impact of third-party original programming were offset by $31.2 million of higher production-related costs to support the creation of WWE’s media content coupled with a reduction in Network revenues.

Live Events

The following tables present the performance results and key drivers for WWE’s Live Events segment:

	2022	2021	Increase (decrease)
Net Revenues
North American ticket sales	$97.9	$46.3	111%
International ticket sales	12.1	4.6	163%
Advertising and sponsorship (1)	4.8	0.9	433%
Other (2)	8.3	6.0	38%

Total net revenues	$123.1	$57.8	113%

Operating Metrics (3)
Total live event attendance	1,429,800	664,700	115%
Number of North American events	218	88	148%
Average North American attendance	6,070	6,880	(12)%
Average North American ticket price (dollars)	$73.13	$76.05	(4)%
Number of international events	13	13	—%
Average international attendance	8,130	4,930	65%
Average international ticket price (dollars)	$114.66	$78.37	46%

(1) Advertising and sponsorships revenues within WWE’s Live Events segment primarily consisted of fees from advertisers and sponsors who promoted their products utilizing WWE’s live events (i.e., presenting sponsor of fan engagement events and advertising signage at the event).

(2) Other revenues within WWE’s Live Events segment primarily consisted of the sale of travel packages associated with WWE’s global live events, as well as revenues from events for which WWE received a fixed fee.

(3) Metrics excluded the events for WWE’s developmental NXT brands that typically conduct their events in smaller venues with lower ticket prices.

	2022		2021
Reconciliation of Operating (Loss) Income to Adjusted OIBDA		% of Rev		% of Rev
Operating (loss) income	$25.0	20%	$6.9	12%
Depreciation and amortization	0.1	0%	—	—%
Stock-based compensation	2.1	2%	0.8	1%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$27.2	22%	$7.7	13%

Live events net revenues, which included revenues from ticket sales and travel packages, increased by $65.3 million, or 113%, in 2022 as compared to 2021. Revenues from WWE’s ticket sales increased by $59.1 million due to the impact of the full year return of ticketed events in 2022, including a return to full capacity attendance for WWE’s annual WrestleMania events, as well as other domestic and international premium live events.

Live Events Adjusted OIBDA as a percentage of revenues increased in 2022 as compared to 2021. This increase was driven by the increase in ticket sales, as discussed above, partially offset by increased event-related costs of $29.9 million associated with conducting 130 additional events in 2022.

Consumer Products

The following tables present the performance results and key drivers for WWE’s Consumer Products segment:

	2022	2021	Increase (decrease)
Net Revenues
Consumer product licensing	$77.5	$52.0	49%
eCommerce	33.2	39.1	(15)%
Venue merchandise	23.8	10.1	136%

Total net revenues	$134.5	$101.2	33%

Operating Metrics
Average eCommerce revenue per order (dollars)	$64.88	$65.92	(2)%
Number of eCommerce orders	290,200	586,600	(51)%
Venue merchandise domestic per capita spending (dollars)	$14.74	$14.67	0%

	2022		2021
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$54.4	40%	$33.8	33%
Depreciation and amortization	0.2	0%	0.2	0%
Stock-based compensation	2.0	1%	1.5	1%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$56.6	42%	$35.5	35%

Consumer Products net revenues increased by $33.3 million, or 33%, in 2022 as compared to 2021. This increase was driven by an increase in consumer product licensing revenues of $25.5 million, or 49%, primarily due to $16.9 million of incremental revenues associated with WWE’s licensed collectibles, primarily driven by the revenue recognition for certain agreements with minimum guarantees, as well as higher sales associated with WWE’s trading cards. Consumer product licensing revenues in 2022 also included $6.3 million of higher sales of WWE’s licensed video games, including WWE’s franchise game WWE 2K22. Venue merchandise revenues increased by $13.7 million, or 136%, primarily driven by the impact of a full year of merchandise sales at WWE’s ticketed events. WWE’s eCommerce revenues declined by $5.9 million, or 15%, primarily driven by the impact of the July 2022 transition of WWE’s digital retail platform from direct-to-consumer to a third-party partner as they ramped up their operations.

Consumer Products Adjusted OIBDA as a percentage of revenues increased in 2022 as compared to 2021. This increase was driven by increased revenues, as discussed above, partially offset by an increase in certain variable costs primarily driven by the impact of higher sales associated with WWE’s licensed products.

Corporate

Unallocated corporate general and administrative expenses largely related to corporate administrative functions, including finance, investor relations, community relations, corporate communications, information technology, legal, facilities, human resources and WWE’s board of directors. WWE did not allocate these general and administrative expenses to its business segments.

	2022		2021
Reconciliation of Operating Loss to Adjusted OIBDA		% of Rev		% of Rev
Operating loss	$(183.6)	(14)%	$(148.1)	(14)%
Depreciation and amortization	22.2	2%	27.3	2%
Stock-based compensation	4.4	0%	3.1	0%
Other adjustments (1)	29.1	2%	8.1	1%

Adjusted OIBDA	$(127.9)	(10)%	$(109.6)	(10)%

(1) Other adjustments in 2022 included $21.7 million of professional fees and severance expenses associated with the investigation by the Special Committee of independent members of WWE’s board of directors, as well as $7.4 million of expenses related to certain payments made by WWE’s controlling stockholder. Other adjustments in 2021 included severance expenses primarily associated with the combination of WWE’s television, digital and studios teams into one organization.

Corporate Adjusted OIBDA decreased by $18.3 million, or 17%, in 2022 as compared to 2021. This decrease was primarily driven by $11.2 million of additional staff-related costs, including management incentive compensation, as well as insurance costs.

Depreciation and Amortization

	2022	2021	Increase (decrease)
Depreciation and amortization	$37.3	$40.9	(9)%

Depreciation and amortization expense decreased by $3.6 million, or 9%, in 2022 as compared to 2021. This decline was driven by the impact of prior period capital expenditures that had fully depreciated. WWE anticipated depreciation and amortization expense to increase beginning in 2023 as the capital expenditures related WWE’s new Stamford headquarter lease began to depreciate as WWE moved in during the first half of 2023.

Interest Expense

	2022	2021	Increase (decrease)
Interest expense	$21.2	$33.6	(37)%

Interest expense, which related primarily to interest and amortization associated with WWE’s Convertible Notes, WWE’s real estate and equipment finance leases, the revolving credit facility and mortgage, declined by $12.4 million in 2022 as compared to 2021. Interest expense in 2021 included $5.6 million of interest expense related to the unamortized debt discount associated with WWE’s Convertible Notes, which was derecognized as of January 1, 2022 upon the adoption of ASU 2020-06. Additionally, in 2022, WWE capitalized $4.0 million of interest expense associated with its projects in progress. Interest expense in 2022 also included a reduction of $3.2 million of interest expense associated with WWE’s finance leases. This reduction was primarily driven by the amendment to WWE’s Stamford headquarter lease during the fourth quarter of 2021 that reduced the lease space by approximately 33,000 rentable square feet.

Other Income, Net

	2022	2021	Increase (decrease)
Other income, net	$2.3	$7.5	(69)%

Other income, net, which was comprised of interest income, gains and losses recorded on WWE’s equity investments, realized translation gains and losses, and rental income, decreased by $5.2 million in 2022 as compared to 2021. During 2021, WWE recognized a gain of $6.7 million on the partial termination of approximately 33,000 rentable square feet as part of an amendment to its new Stamford headquarter lease.

Income Taxes

	2022	2021	Increase (decrease)
Provision for income taxes	$68.8	$52.5	31%
Effective tax rate	26%	23%

The effective tax rate increased in 2022 as compared to 2021. This increase was driven by state income taxes and the limitation in the 162(m) deduction for executive compensation.

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

(dollars in millions, except where noted)

The following tables present WWE’s consolidated results followed by WWE’s Adjusted OIBDA results:

	2021	2020	Increase (decrease)
Net revenues
Media	$936.2	$868.2	8%
Live Events	57.8	19.9	190%
Consumer Products	101.2	86.1	18%

Total net revenues (1)	1,095.2	974.2	12%

Operating expenses
Media	499.4	458.3	9%
Live Events	46.0	33.9	36%
Consumer Products	62.8	57.3	10%

Total operating expenses (2)	608.2	549.5	11%

Marketing and selling expenses
Media	60.0	62.2	(4)%
Live Events	4.9	5.1	(4)%
Consumer Products	4.4	4.0	10%

Total marketing and selling expenses	69.3	71.3	(3)%

General and administrative expenses (3)	120.8	102.2	18%
Depreciation and amortization	40.9	42.6	(4)%

Operating income	256.0	208.6	23%

Interest expense	33.6	35.6	(6)%
Other income (expense), net	7.5	(1.9)	495%

Income before income taxes	229.9	171.1	34%

Provision for income taxes	52.5	39.3	34%

Net income	$177.4	$131.8	35%

(1) WWE consolidated net revenues increased by $121.0 million, or 12%, in 2021 as compared to 2020. This increase was driven by $42.4 million of higher ticket and merchandise sales due to the return of ticketed live events for a portion of year, coupled with $37.5 million in incremental revenues primarily associated with the contractual escalations of WWE’s key domestic distribution agreements for WWE’s flagship programs, RAW and SmackDown. Additionally, the year ended December 31, 2021 included increased network revenues of $29.7 million, primarily driven by the upfront revenue recognition related to the delivery of certain WWE Network intellectual property rights to NBCU, coupled with content license fees associated with the delivery of new WWE Network content. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

(2) WWE consolidated operating expenses increased by $58.7 million, or 11%, in 2021 as compared to 2020. This increase was driven by higher content creation and event-related costs associated with the production of WWE’s weekly, in-ring content, as well as WWE’s premium live events. In the year ended December 31, 2021, WWE incurred $38.3 million of higher production-related costs within WWE’s Media segment, primarily driven by the resumption of live event touring, including WrestleMania and SummerSlam, and the production of content utilizing the higher cost environment of WWE ThunderDome. During the prior year, WWE produced a significant portion of WWE’s content, including WrestleMania, at WWE’s lower cost performance center. WWE also incurred $16.7 million of higher event-related costs within WWE’s Live Events segment, primarily driven by the impact of additional events associated with the return to live event touring. Additionally, the increase was driven by higher management incentive compensation costs of $13.8 million that resulted from improved operating performance, partially offset by a decline of $8.0 million in network-related expenses driven by the transition of the domestic WWE Network to NBCU in March 2021. For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

(3) WWE consolidated general and administrative expenses increased by $18.6 million, or 18%, in 2021 as compared to 2020. This increase was primarily driven by $9.5 million of additional staff-related costs, including the impact of $6.8 million of incremental severance expenses. This increase was also driven by $3.0 million associated with certain Unrecorded Expenses identified by WWE during the second quarter of 2022 that related to 2021 (see Note 22, Revision of Previously Issued Consolidated Financial Statements, in the Notes to Consolidated Financial Statements for further information). For further analysis, refer to Management’s Discussion and Analysis of WWE’s business segments.

	2021		2020
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$256.0	23%	$208.6	21%
Depreciation and amortization	40.9	4%	42.6	4%
Stock-based compensation	19.1	2%	28.0	3%
Other adjustments (1)	8.1	1%	7.0	1%

Adjusted OIBDA	$324.1	30%	$286.2	29%

(1) Other adjustments in 2021 included severance expenses primarily associated with the combination of WWE’s television, digital and studios teams into one organization. Other adjustments in 2020 included severance expenses associated with a reduction in WWE’s workforce as a result of COVID-19.

	2021	2020	Increase (decrease)
Adjusted OIBDA
Media	$390.5	$367.8	6%
Live Events	7.7	(17.6)	144%
Consumer Products	35.5	26.6	33%
Corporate	(109.6)	(90.6)	21%

Total Adjusted OIBDA	$324.1	$286.2	13%

Media

The following tables present the performance results and key drivers for WWE’s Media segment:

	2021	2020	Increase (decrease)
Net Revenues
Network (including pay-per-view) (1)	$225.0	$192.4	16%
Core content rights fees (2)	566.2	531.6	7%
Advertising and sponsorship (3)	71.5	65.3	9%
Other (4)	73.5	78.9	(7)%

Total net revenues	$936.2	$868.2	8%

(1) Network revenues consisted primarily of license fees associated with the domestic distribution of WWE Network content to NBCU (effective March 18, 2021), as well as subscription fees from customers of WWE Network and license fees associated with WWE’s international licensed partner agreements. Network revenues for the year ended December 31, 2021 included the upfront revenue recognition related to the delivery of certain WWE Network intellectual property rights to NBCU during the first quarter of 2021.

(2) Core content rights fees consisted primarily of licensing revenues from the distribution of WWE’s flagship programs, RAW and SmackDown, as well as WWE’s NXT programming, through global broadcast, pay television and digital platforms.

(3) Advertising and sponsorships revenues within WWE’s Media segment consisted primarily of advertising revenues from WWE’s content on third-party social media platforms and sponsorship fees from sponsors who promoted their products utilizing WWE’s media platforms, including promotion on WWE’s digital websites and on-air promotional media spots.

(4) Other revenues within WWE’s Media segment reflected revenues from the distribution of other WWE content, including, but not limited to, certain live in-ring programming content in international markets, scripted, reality and other programming, as well as theatrical and direct-to-home video releases.

	2021		2020
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$363.4	39%	$332.5	38%
Depreciation and amortization	13.4	1%	15.1	2%
Stock-based compensation	13.7	1%	20.2	2%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$390.5	42%	$367.8	42%

Media revenues increased by $68.0 million, or 8%, in 2021 as compared to 2020. This increase was primarily driven by an increase in core content rights fees increased by $37.5 million, or 7%, driven primarily by the contractual escalations of WWE’s key domestic distribution agreements for WWE’s flagship programs, RAW and SmackDown. Additionally, WWE’s Network revenues increased by $29.7 million, or 16%, primarily driven by the upfront revenue recognition related to the delivery of certain WWE Network intellectual property rights to NBCU during the first quarter of 2021, coupled with content license fees associated with the delivery of new WWE Network content.

Media Adjusted OIBDA as a percentage of revenues remained flat in 2021 as compared to 2020, as the incremental core content and network revenues, as discussed above, were mostly offset by $38.3 million of additional production-related costs associated with WWE’s weekly, in-ring content, and WWE’s premium live events. These increased costs were primarily driven by WWE’s return to live event touring and the production of content from WWE ThunderDome in the current year, as compared to content production from WWE’s lower cost performance center for a significant portion of the prior year. Additionally, the year ended December 31, 2021, included increased management incentive compensation costs of $12.1 million resulting from improved operating performance, partially offset by a decline of $8.0 million in network-related expenses driven by the transition of WWE Network to NBCU in March 2021.

Live Events

The following tables present the performance results and key drivers for WWE’s Live Events segment:

	2021	2020	Increase (decrease)
Net Revenues
North American ticket sales	$46.3	$15.2	205%
International ticket sales	4.6	0.2	2,200%
Advertising and sponsorship (1)	0.9	0.4	125%
Other (2)	6.0	4.1	46%

Total net revenues	$57.8	$19.9	190%

Operating Metrics (3)
Total live event attendance	664,700	259,000	157%
Number of North American events	88	41	115%
Average North American attendance	6,880	6,320	9%
Average North American ticket price (dollars)	$76.05	$53.46	42%
Number of international events	13	1	1,200%
Average international attendance	4,930	—	NM
Average international ticket price (dollars)	$78.37	$—	NM

(1) Advertising and sponsorships revenues within WWE’s Live Events segment primarily consisted of fees from advertisers and sponsors who promoteed their products utilizing WWE’s live events (i.e., presenting sponsor of fan engagement events and advertising signage at the event).

(2) Other revenues within WWE’s Live Events segment primarily consisted of the sale of travel packages associated with WWE’s global live events, as well as revenues from events for which WWE received a fixed fee.

(3) Metrics excluded the events for WWE’s domestic and United Kingdom NXT brands. Those were WWE’s developmental brands that typically conducted their events in smaller venues with lower ticket prices. WWE conducted 30 NXT events in 2021. Due to COVID-19, these events were conducted without ticketed attendance. Prior to COVID-19, WWE conducted 44 ticketed NXT events with paid attendance of 40,900 and average ticket prices of $37.36 in 2020.

	2021		2020
Reconciliation of Operating (Loss) Income to Adjusted OIBDA		% of Rev		% of Rev
Operating (loss) income	$6.9	12%	$(19.1)	(96)%
Depreciation and amortization	—	—%	—	—%
Stock-based compensation	0.8	1%	1.5	8%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$7.7	13%	$(17.6)	(88)%

Live events revenues, which included revenues from ticket sales and travel packages, increased by $37.9 million, or 190%, in 2021 as compared to 2020. Revenues from WWE’s ticket sales increased by $35.5 million, or 230%, due to the return of ticketed events in 2021, which began with WrestleMania in April followed by resumption of WWE’s domestic and international touring schedules in July. After resuming WWE’s domestic and international touring schedules, average attendance increased by 5% and average ticket prices increased by 43% in 2021 as compared to 2020.

Live Events Adjusted OIBDA as a percentage of revenues increased in 2021 as compared to 2020. This increase was driven by the increase in ticket sales, as discussed above, partially offset by increased event-related costs associated with conducting 59 additional events in the current year.

Consumer Products

The following tables present the performance results and key drivers for WWE’s Consumer Products segment:

	2021	2020	Increase (decrease)
Net Revenues
Consumer product licensing	$52.0	$41.7	25%
eCommerce	39.1	41.2	(5)%
Venue merchandise	10.1	3.2	216%

Total net revenues	$101.2	$86.1	18%

Operating Metrics
Average eCommerce revenue per order (dollars)	$65.92	$56.72	16%
Number of eCommerce orders	586,600	722,300	(19)%
Venue merchandise domestic per capita spending (dollars)	$14.67	$10.41	41%

	2021		2020
Reconciliation of Operating Income to Adjusted OIBDA		% of Rev		% of Rev
Operating income	$33.8	33%	$24.8	29%
Depreciation and amortization	0.2	0%	—	—%
Stock-based compensation	1.5	1%	1.8	2%
Other adjustments	—	—%	—	—%

Adjusted OIBDA	$35.5	35%	$26.6	31%

Consumer Products revenues increased by $15.1 million, or 18%, in 2021 as compared to 2020. Consumer product licensing revenues increased by $10.3 million, or 25%, primarily due to growth attributable to WWE’s franchise video game and toys. Venue merchandise revenues increased by $6.9 million, or 216%, primarily driven by the return of merchandise sales at WWE’s ticketed events during 2021. This increase was partially offset by a decline in eCommerce revenues of $2.1 million, or 5%, primarily due to a 19% decrease in the volume of online merchandise orders which was driven, in part, by changes in consumer spending habits in the prior year as a result of COVID-19. The decline in orders was partially offset by a 16% increase in average revenue per order.

Consumer Products Adjusted OIBDA as a percentage of revenues increased in 2021 as compared to 2020. This increase was primarily driven by increased revenues, as discussed above.

Corporate

Unallocated corporate general and administrative expenses largely related to corporate administrative functions, including finance, investor relations, community relations, corporate communications, information technology, legal, human resources and WWE’s board of directors. WWE did not allocate these general and administrative expenses to its business segments.

	2021		2020
Reconciliation of Operating Loss to Adjusted OIBDA		% of Rev		% of Rev
Operating loss	$(148.1)	(14)%	$(129.6)	(13)%
Depreciation and amortization	27.3	2%	27.5	3%
Stock-based compensation	3.1	0%	4.5	0%
Other adjustments (1)	8.1	1%	7.0	1%

Adjusted OIBDA	$(109.6)	(10)%	$(90.6)	(9)%

(1) Other adjustments in 2021 included severance expenses primarily associated with the combination of WWE’s television, digital and studios teams into one organization. Other adjustments in 2020 included severance expenses associated with a reduction in WWE’s workforce as a result of COVID-19. WWE’s policy was to record Company-wide severance expenses as unallocated corporate general and administrative expenses.

Corporate Adjusted OIBDA decreased by $19.0 million, or 21%, in 2021 as compared to 2020. This decrease was primarily driven by $9.8 million of additional staff-related costs and $3.0 million associated with certain Unrecorded Expenses identified by WWE during the second quarter of 2022 that related to 2021 (see Note 22, Revision of Previously Issued Consolidated Financial Statements, in the Notes to Consolidated Financial Statements for further information).

Depreciation and Amortization

	2021	2020	Increase (decrease)
Depreciation and amortization	$40.9	$42.6	(4)%

Depreciation and amortization expense decreased by $1.7 million, or 4%, in 2021 as compared to 2020. The year ended December 31, 2021, included a benefit of $1.0 million from the recognition of an infrastructure tax credit.

Interest Expense

	2021	2020	Increase (decrease)
Interest expense	$33.6	$35.6	(6)%

Interest expense, which related primarily to interest and amortization associated with WWE’s Convertible Notes, WWE’s real estate and equipment finance leases, the revolving credit facility and mortgage, declined by $2.0 million in 2021 as compared to 2020. The year ended December 31, 2020, included $2.6 million of additional expenses associated with the amounts outstanding under WWE’s revolving credit facility.

Other Income (Expense), Net

	2021	2020	Increase (decrease)
Other income (expense), net	$7.5	$(1.9)	495%

Other income (expense), net, which was comprised of interest income, gains and losses recorded on WWE’s equity investments, realized translation gains and losses, and rental income, increased by $9.3 million in 2021 as compared to 2020. During 2021, WWE recognized a gain of $6.7 million on the partial termination of approximately 33,000 rentable square feet as part of an amendment to its new Stamford headquarters lease. Additionally, the year ended December 31, 2020, included a net loss of $2.4 million associated with impairment charges and valuation adjustments related to WWE’s equity investments.

Income Taxes

	2021	2020	Increase (decrease)
Provision for income taxes	$52.5	$39.3	34%
Effective tax rate	23%	23%

The effective tax rate remained flat in 2021 as compared to 2020.

Liquidity and Capital Resources

WWE had cash and cash equivalents and short-term investments of $523.8 million and $478.7 million as of June 30, 2023 and December 31, 2022, respectively. WWE’s short-term investments consisted primarily of U.S. Treasury securities, corporate bonds and government agency bonds. WWE’s debt balance totaled $25.3 million and $235.4 million as of June 30, 2023 and December 31, 2022, respectively, and included the carrying value of $4.3 million and $214.1 million related to WWE’s convertible senior notes due 2023 as of June 30, 2023 and December 31, 2022, respectively.

WWE believed that WWE’s existing cash and cash equivalents and short-term investment balances, along with cash generated from operations, would be sufficient to meet WWE’s ongoing operating requirements for at least the next twelve months, inclusive of transaction and other costs associated with the transaction agreement described below, dividend payments, debt service, content production activities, planned capital expenditures and for any discretionary repurchase of shares of WWE’s common stock under WWE’s share repurchase program, as described below. WWE also had available capacity of $200.0 million under its revolving credit facility, as defined below.

WWE estimated that total capital expenditures related to WWE’s headquarter facility, for which construction was expected to be substantially complete in 2023, would be approximately $320 million to $340 million in the aggregate, partially offset by tenant improvement allowances, tax credits and proceeds from the sale of other real estate assets. Excluding these items, the total net cost of WWE’s headquarter facility was estimated within a range of $210 million to $220 million. WWE expected total capital expenditures would return to approximately 4% to 5% of revenues once construction of WWE’s headquarter facility had been completed.

In February 2019, WWE’s board of directors authorized a stock repurchase program of up to $500.0 million of WWE’s common stock. Repurchases were made from time to time at management’s discretion subject to certain pre-approved parameters and in accordance with all applicable securities and other laws and regulations. The extent to which WWE repurchased its shares, and the timing of such repurchases, depended upon a variety of factors, including liquidity, capital needs of the business, market conditions, regulatory requirements and other corporate considerations. Repurchases under this program were funded by one or a combination of existing cash balances and free cash flow. The stock repurchase program did not obligate WWE to repurchase any minimum dollar amount or number of shares, and may be modified, suspended or discontinued at any time. WWE suspended the stock repurchases program during the second quarter of 2022 and, as a result of the transaction agreement, had no plans to resume the program.

Debt Summary and Borrowing Capacity

WWE had approximately $4.2 million aggregate principal amount of its 3.375% convertible senior notes (the “Convertible Notes”) due December 15, 2023 outstanding as of June 30, 2023. Refer to Note 13, Convertible

Debt, and Note 5, Earnings Per Share, in the Notes to Consolidated Financial Statements for further information on the Convertible Notes, including the dilutive nature of the Convertible Notes.

In May 2019, WWE entered into an amended and restated $200.0 million senior unsecured revolving credit facility with a syndicated group of banks, with JPMorgan Chase Bank, N.A. acting as administrative agent. The revolving credit facility has a maturity date of May 24, 2024. As of June 30, 2023, WWE was in compliance with the provisions of WWE’s revolving credit facility, there were no amounts outstanding, and WWE had available capacity under the terms of the facility of $200.0 million.

In September 2016, WWE acquired land and a building located in Stamford, Connecticut adjacent to WWE’s production facility. In connection with the acquisition, WWE assumed future obligations under a loan agreement, in the principal amount of $23.0 million, which loan is secured by a mortgage on the property. Pursuant to the loan agreement, the assets of WWE Real Estate, a subsidiary of WWE, represent collateral for the underlying mortgage, therefore these assets were not available to satisfy debts and obligations due to any other creditors of WWE. As of June 30, 2023 and December 31, 2022, the amounts outstanding of the mortgage were $21.1 million and $21.3 million, respectively.

Cash Flows

June 30, 2023 compared to June 30, 2022

Cash Flows from Operating Activities

Cash generated from operating activities was $89.6 million in the six months ended June 30, 2023, as compared to $150.7 million for the corresponding period in the prior year. The $61.1 million decrease in the six months ended June 30, 2023 was primarily driven by working capital requirements, including the timing of collections associated with WWE’s large-scale international events.

In the six months ended June 30, 2023, WWE spent $7.3 million on content production activities, including WWE’s Most Wanted Treasures, A&E: Biography, and various programs for WWE Network and other digital platforms, as compared to $19.9 million in the prior year period. WWE anticipated spending approximately $10 million to $15 million on content production activities during the remainder of 2023. WWE received content production incentives of $6.2 million in the six months ended June 30, 2023, as compared to $4.0 million received in the prior year period. WWE anticipated receiving approximately $15 million to $20 million of content production related incentives during the remainder of 2023.

WWE’s accounts receivable represented a significant portion of WWE’s current assets and related principally to a limited number of distributors and licensees. At June 30, 2023, WWE’s largest receivable balances from individual customers were 41% and 17% of WWE’s gross accounts receivable. Changes in the financial condition or operations of WWE’s distributors, customers or licensees may have resulted in delayed payments or non-payments which would adversely impact WWE’s cash flows from operating activities and/or WWE’s results of operations. WWE believed credit risk with respect to accounts receivable was limited due to the generally high credit quality of WWE’s major customers.

Cash Flows from Investing Activities

Cash used in investing activities was $25.2 million in the six months ended June 30, 2023, as compared to $124.2 million in the prior year period. During the six months ended June 30, 2023, WWE purchased $87.0 million of new short-term investments and received proceeds from the maturities of these investments of $141.2 million, as compared to purchases of $188.8 million and proceeds of $132.0 million in the prior year period. Capital expenditures increased by $7.5 million in the six months ended June 30, 2023, including an additional $5.8 million related to construction activity on WWE’s global headquarter facility in Stamford, Connecticut. Capital expenditures for the remainder of the current year were estimated to range between

$95 million and $115 million, with a large portion of this spend associated with WWE’s global headquarter facility, as previously discussed. In the prior year period, WWE received tax credits of $4.3 million relating to WWE’s infrastructure improvements in conjunction with qualified capital projects to support WWE’s increased content production efforts.

Cash Flows from Financing Activities

Cash provided by financing activities was $33.1 million for the six months ended June 30, 2023, as compared to cash used of $51.2 million in the prior year period. In the six months ended June 30, 2023, WWE received proceeds of approximately $51.2 million associated with the full unwind of WWE’s Note Hedges and Warrants (refer to Note 13, Convertible Debt, in the Notes to Consolidated Financial Statements for further information). Additionally, WWE received contributions of $17.4 million in the six months ended June 30, 2023 from WWE’s controlling stockholder to reimburse WWE for the costs that had been incurred and paid by WWE in connection with and/or arising from the investigation conducted by a Special Committee of WWE’s board of directors. In the prior year period, WWE paid $40.0 million for stock repurchases under its approved stock repurchase program. WWE also received $13.1 million in the prior year period related to tenant improvements associated with construction of its global headquarter facility. Additionally, WWE made dividend payments of $18.7 million and $17.8 million during the six months ended June 30, 2023 and 2022, respectively.

December 31, 2022 compared to December 31, 2021

Cash Flows from Operating Activities

Cash generated from operating activities was $325.6 million for the year ended December 31, 2022, as compared to $182.9 million for the year ended December 31, 2021. The $142.7 million increase in the year ended December 31, 2022 was primarily driven by the timing of collections associated with WWE’s large-scale international events and WWE Network revenues, and, to a lesser extent, improved operating performance. These increases were partially offset by unfavorable changes in working capital.

During 2022, WWE spent $35.8 million on content production activities, including content for A&E programming, Miz & Mrs., WWE Evil, and various programs for WWE Network and other digital platforms, as compared to $17.7 million in 2021. WWE anticipated spending approximately $15 million to $25 million on content production during the year ending December 31, 2023. In 2022, WWE received content production incentives of $19.6 million, as compared to $15.4 million in 2021. During the year ending December 31, 2023, WWE anticipated receiving $15 million to $20 million in content production incentives.

As previously announced, a Special Committee of independent members of WWE’s board of directors was formed to investigate alleged misconduct by WWE’s then-Chief Executive Officer, Vincent K. McMahon. The Special Committee investigation has completed. Mr. McMahon initially resigned from all positions held with WWE on July 22, 2022 but remained a stockholder with a controlling interest and, as of January 9, 2023, served as Executive Chairman of the board of directors. WWE spent $17.0 million of the $21.7 million of costs incurred associated with this investigation during the year ended December 31, 2022. WWE anticipated additional spending associated with the investigation in 2023. WWE expected Mr. McMahon to reimburse WWE for reasonable expenses incurred in connection with the investigation, net of any insurance proceeds.

WWE’s accounts receivable represented a significant portion of WWE’s assets and related principally to a limited number of distributors and licensees. At December 31, 2022, WWE’s largest receivable balance from customers was 19% of WWE’s gross accounts receivable. Changes in the financial condition or operations of WWE’s distributors, customers or licensees may have resulted in delayed payments or non-payments which would adversely impact WWE’s cash flows from operating activities and/or WWE’s results of operations. WWE believed credit risk with respect to accounts receivable was limited due to the generally high credit quality of WWE’s major customers.

Cash Flows from Investing Activities

Cash used in investing activities was $177.9 million for the year ended December 31, 2022, as compared to $193.1 million for the year ended December 31, 2021. During the year ended December 31, 2022, WWE received proceeds from the maturities and sales of WWE’s short-term investments of $263.8 million and purchased $246.0 million of new investments, as compared to proceeds of $222.1 million and purchases of $374.5 million in the prior year. Capital expenditures in 2022 increased by $160.7 million as compared to 2021, including an additional $153.3 million related to construction activity on WWE’s new global headquarter space in Stamford, Connecticut. Capital expenditures for the year ending December 31, 2023 were estimated to range between $150 million and $170 million, with a large portion of this spend associated with WWE’s new global headquarter, as previously discussed. During 2022, WWE also received tax credits of $4.3 million relating to WWE’s infrastructure improvements in conjunction with prior year qualified capital projects to support WWE’s increased content production efforts.

Cash Flow from Financing Activities

Cash used in financing activities was $62.3 million for the year ended December 31, 2022, as compared to $317.1 million for the year ended December 31, 2021. During 2021, WWE repaid $100.0 million from borrowings under the revolving credit facility. WWE paid $40.0 million and $165.6 million for stock repurchases under its approved stock repurchase program during the years ended December 31, 2022 and 2021, respectively. Additionally, WWE made dividend payments of $35.7 million and $36.4 million during the years ended December 31, 2022 and 2021, respectively. During 2022, WWE received $34.2 million related to tenant improvements associated with construction of its new global headquarter space.

December 31, 2021 compared to December 31, 2020

Cash Flows from Operating Activities

Cash generated from operating activities was $182.9 million for the year ended December 31, 2021, as compared to $319.9 million for the year ended December 31, 2020. The $141.3 million decrease in the year ended December 31, 2021 was driven by the timing of collections associated with WWE’s large-scale international events and WWE Network revenues, as well as a decrease in non-cash adjustments, which were partially offset by higher net income.

During 2021, WWE spent $17.7 million on content production activities, including WWE’s Most Wanted Treasures, A&E: Biography, WWE Evil, and various programs for WWE Network, as compared to $25.6 million in 2020. WWE anticipated spending approximately $40 million to $50 million on content production during the year ending December 31, 2022. In 2021, WWE received content production incentives of $15.4 million, as compared to $9.5 million in 2020. During the year ending December 31, 2022, WWE anticipated receiving $15 million to $20 million in content production incentives.

WWE’s accounts receivable represented a significant portion of WWE’s assets and related principally to a limited number of distributors and licensees. At December 31, 2021, WWE’s two largest receivable balances from customers were 38% and 26% of WWE’s gross accounts receivable. Changes in the financial condition or operations of WWE’s distributors, customers or licensees may have resulted in increased delayed payments or non-payments which would adversely impact WWE’s cash flows from operating activities and/or WWE’s results of operations. WWE believed credit risk with respect to accounts receivable was limited due to the generally high credit quality of WWE’s major customers.

Cash Flows from Investing Activities

Cash used in investing activities was $193.1 million for the year ended December 31, 2021, as compared to cash provided of $11.9 million for the year ended December 31, 2020. During the year ended December 31,

2021, WWE purchased $374.5 million of short-term investments and received proceeds from the maturities and sales of WWE’s short-term investments of $222.1 million, as compared to purchases of $153.9 million and proceeds of $182.3 million in the prior year. Additionally, WWE sold certain marketable equity investments during 2020 and collected net proceeds of $11.7 million. Capital expenditures in 2021 increased by $11.6 million as compared to 2020, as WWE had resumed the construction activity on WWE’s new global headquarters space in Stamford, Connecticut. Capital expenditures for the year ending December 31, 2022 were estimated to range between $280 million and $310 million, with a large portion of this spend associated with WWE’s new global headquarters.

Cash Flow from Financing Activities

Cash used in financing activities was $317.1 million for the year ended December 31, 2021, as compared to cash provided of $39.9 million for the year ended December 31, 2020. During 2021, WWE paid $165.6 million for stock repurchases under its approved stock repurchase program and repaid $100.0 million from borrowings under the revolving credit facility. During 2020, WWE received proceeds of $200.0 million from borrowings under the revolving credit facility and repaid $100.0 million of those borrowings. WWE made dividend payments of $36.4 million and $37.2 million during the years ended December 31, 2021 and 2020, respectively. Additionally, WWE made employee payroll withholding tax payments of $5.6 million and $11.1 million during 2021 and 2020, respectively, related to net settlement upon vesting of employee equity awards.

Contractual Obligations

WWE entered into various contracts under which WWE had commitments to make contractually required payments, including:

•	Scheduled principal and fixed interest payments under WWE’s assumed mortgage in connection with an owned building in Stamford, Connecticut.

•	Convertible Notes with fixed semi-annual interest payments.

•	Various operating leases for facilities, sales offices and equipment with terms generally ranging from one to ten years.

•

Finance lease for WWE’s new headquarter building with an accounting lease term of 30 years in addition to finance leases of certain equipment utilized in WWE’s television production operations with contractual terms generally five years or less (see Note 8, Leases, in the Notes to Consolidated Financial Statements for further information).

•	Service contracts with certain vendors and independent contractors, including WWE’s talent, with terms ranging from one to twenty years.

•	Service agreement obligations related to WWE Network (excluding future performance-based payments which are variable in nature).

WWE’s aggregate minimum payment obligations under these contracts as of December 31, 2022 were as follows (dollars in millions):

	2023	2024	2025	2026	2027	After 2027	Total
Long-term debt	$1.4	$1.4	$20.8	$—	$—	$—	$23.6
Convertible debt (1)	222.0	—	—	—	—	—	222.0
Operating leases (2)	4.1	2.7	2.5	2.3	2.2	5.0	18.8
Finance leases (2) (3)	26.3	24.9	21.7	22.1	19.5	519.0	633.5
Service contracts and talent commitments	54.2	26.6	15.9	10.6	0.3	1.3	108.9

Total commitments	$308.0	$55.6	$60.9	$35.0	$22.0	$525.3	$1,006.8

(1)

Convertible debt obligations assumed that no notes were converted prior to the December 15, 2023 maturity date. See Note 11, Convertible Debt, in the Notes to the Consolidated Financial Statements for additional information.

(2)

Operating and finance lease obligations disclosed in the table above were presented on an undiscounted basis. See Note 8, Leases, in the Notes to the Consolidated Financial Statements for the discounted amounts which included the amounts for imputed interest.

(3)	Finance lease payments included $358.4 million related to options to extend WWE’s global headquarter lease that were reasonably certain of being exercised.

WWE’s Consolidated Balance Sheet at December 31, 2022 included $0.1 million in liabilities associated with uncertain tax positions (including interest and penalties), which were not included in the table above. WWE did not expect to pay any significant settlements related to these uncertain tax positions in 2023.

Seasonality

WWE’s operating results were not materially affected by seasonal factors; however, WWE may produce several large-scale premium live events throughout the year, including WrestleMania, which result in increased revenues and expenses during the periods in which these events occur. WrestleMania typically occurs late in WWE’s first quarter or early second quarter, while certain other large-scale premium live events may not have set recurring dates. Revenues from WWE’s licensing and direct sale of consumer products varied from period to period depending on the volume and extent of licensing agreements and marketing and promotion programs entered into during any particular period of time, as well as the commercial success of the media exposure of WWE’s characters and brand. The timing of these events, as well as the continued introduction of new product offerings and revenue generating outlets, can and will cause fluctuations in quarterly revenues and earnings.

Inflation

During 2022, 2021 and 2020, inflation did not have a material effect on WWE’s business. Widely reported inflation has occurred, however, and may be ongoing into the foreseeable future. Depending on the severity and persistence of these inflationary pressures, WWE could see in the future a negative impact on WWE’s customers’ demand, or ability to pay (including an impact on the collectability of WWE’s accounts receivable), for WWE’s goods and services.

Critical Accounting Estimates

The preparation of WWE’s Consolidated Financial Statements required WWE to make estimates that affected the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and contingent liabilities. WWE based its estimates on WWE’s historical experience and on various other assumptions that WWE believed were reasonable under the circumstances, the results of which formed the basis for making estimates about the carrying values of assets and liabilities. The accuracy of these estimates and the likelihood of future changes depended on a range of possible outcomes and a number of underlying variables, many of which were beyond WWE’s control. Actual results may differ from these estimates under different assumptions or conditions.

WWE believed the following judgments and estimates were critical in the preparation of WWE’s Consolidated Financial Statements.

Revenue Recognition with Multiple Performance Obligations

Most of WWE’s contracts had one performance obligation and all consideration was allocated to that performance obligation. In contracts that had multiple performance obligations, which may include content licenses associated with the distribution of media content, the production of live events, advertising and sponsorship rights, and consumer product licensing royalties, WWE allocated the transaction price to each identified performance obligation based upon their relative standalone selling price. The standalone selling prices were determined using observable standalone selling prices when available as well as estimates of standalone selling prices using adjusted market assessment and expected cost plus margin approaches to estimate the price for individual components. Judgment was required to identify and evaluate the treatment of contract terms, determine whether the services were considered distinct performance obligations, and determine the standalone selling price for each distinct performance obligation and allocation of the transaction price to each distinct performance obligation.

Content Production Assets, Net

WWE was primarily a content producer with content production assets consisting of non-live event episodic television series, feature films, and original programming content for WWE Network and other digital platforms. The non-live event episodic television series were predominantly monetized on their own through individual television distribution arrangements. Feature film titles were predominantly monetized on their own through exploitation and exhibition through individual film distribution arrangements or by sale to a third party. The original WWE Network programming and other digital platform content were predominantly monetized as a film group through the collection of licensing fees from distribution partners or through the collection of monthly subscription fees from WWE Network.

Amounts capitalized for content production assets typically included development costs, production costs, production overhead, and employee salaries and were net of any film production incentives associated with WWE’s feature films. Content production assets related to non-live event episodic television series were expensed upon delivery of the completed programming content to the individual television distributors. Content production assets related to WWE’s feature films were amortized in the proportion that revenues bore to management’s estimates of the ultimate revenue expected to be recognized from exploitation, exhibition or sale. WWE’s programming content distributed on the WWE Network and other digital platforms was expensed based upon delivery to distribution partners or based on viewership consumption patterns if on the subscription-based WWE Network. Unamortized content production costs were evaluated for impairment whenever events or changes in circumstances indicated that the fair value may be less than its unamortized costs.

Income Taxes

Deferred tax liabilities and assets were recognized for the expected future tax consequences of events that had been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets were determined based on the differences between the book and tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences were expected to reverse. A valuation allowance was provided to offset deferred tax assets if, based upon the available evidence, it was more-likely-than-not that some or all of the deferred tax assets would not be realized. In evaluating WWE’s ability to recover deferred tax assets within the jurisdiction from which they arose, WWE considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. If WWE determined that WWE would be able to realize its deferred tax assets in the future in excess of their net recorded amount, WWE would make an adjustment to the deferred tax assets valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2022 and 2021, WWE’s deferred tax assets (net of valuation reserve) were $45.6 million and $13.1 million, respectively. The increase in WWE’s net deferred tax asset balance in 2022 was primarily driven by increased foreign tax credit carryforwards, coupled with a reduction in tax liabilities due to receipts of tenant improvement allowances. WWE believed that it is more likely than not that WWE would have sufficient taxable income in the future to realize these deferred tax assets and as such has not recorded a valuation allowance to reduce the net carrying value. If WWE determined it was more likely than not that WWE would not have sufficient taxable income to realize these assets, WWE would have to record a valuation allowance in the future.

WWE used a two-step approach in recognizing and measuring uncertain tax positions. The first step was to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they were more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step was to measure the associated tax benefit of each position, as the largest amount that WWE believed is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in WWE’s income tax returns and the amount of tax benefits recognized in WWE’s financial statements represented WWE’s unrecognized income tax benefits, which WWE recorded as a liability. WWE’s policy was to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense. At December 31, 2022, WWE’s unrecognized tax benefits including interest and penalties totaled $0.1 million.

Recent Accounting Pronouncements

The information set forth under Note 2 to WWE’s Consolidated Financial Statements under the caption “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” is found elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

TKO is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact TKO’s financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

TKO’s exposure to changes in interest rates relates primarily to the floating interest component on its long-term debt. The UFC Credit Facilities bear interest at floating rates and it regularly monitors and manages interest rate risks. Holding debt levels constant as of December 31, 2022, a 1% increase in the effective interest rates would have increased its annual interest expense by approximately $28 million.

Foreign Currency Risk

TKO has operations in several countries outside of the United States, and certain of its operations are conducted in foreign currencies, principally the British Pound and the Brazilian Real. The value of these currencies fluctuates relative to the U.S. dollar. These changes could adversely affect the U.S. dollar equivalent of TKO’s non-U.S. dollar revenue and operating costs and expenses and reduce international demand for its content and services, all of which could negatively affect TKO’s business, financial condition and results of operations in a given period or in specific territories.

Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar appreciated by 10% against the foreign currencies used by TKO’s operations in the year ended December 31, 2022, revenues would have decreased by approximately $4.8 million and operating income would have decreased by approximately $0.2 million.

TKO regularly reviews its foreign exchange exposures that may have a material impact on its business and from time to time uses foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of potential adverse fluctuations in foreign currency exchange rates arising from these exposures. TKO does not enter into foreign exchange contracts or other derivatives for speculative purposes.

Credit Risk

We maintain our cash and cash equivalents with various major banks and other high quality financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions and, in the event of failure of any of the financial institutions where we maintain our cash and cash equivalents or any inability to access or delays in our ability to access our funds could adversely affect our business and financial position.

BUSINESS

Our Company

Overview of TKO Group Holdings

TKO Group Holdings is a premium sports and entertainment company which operates leading combat sport and sports entertainment brands. TKO owns and manages valuable sports and entertainment intellectual property, positioning the business in what we believe is one of the most attractive parts of the fast-growing global sports, media and entertainment ecosystem. The Company monetizes its media and content properties through four principal activities: Media and Content, Live Events, Sponsorship and Consumer Products Licensing.

TKO was formed through the combination of UFC, a preeminent combat sports brand and a subsidiary of Endeavor Group Holdings, Inc. (“Endeavor”), a global sports and entertainment company, and WWE, a renowned sports entertainment business. The Merger united two complementary, market leading sports and sports entertainment brands in a single company supported by Endeavor’s capabilities in premium IP ownership, talent representation, live events and experiences.

We believe TKO’s brands are differentiated among sports, media and entertainment peers given their large, diverse and global fanbases. UFC is among the most popular sports organizations in the world. As of December 31, 2022, UFC has more than 700 million fans who skew young and diverse, as well as 228 million social media followers, and broadcasts its content to over 900 million TV households across more than 170 countries. As of the same period, WWE, a leader in sports entertainment, has over 627 million fans and over 1.2 billion social media followers, inclusive of talent pages. WWE counts over 96 million YouTube subscribers, making it one of the most viewed YouTube channels globally, and its year-round programming is available in over 1 billion TV households across more than 180 countries. In total, our more than 350 annual, marquee live events attract over a million attendees on an annual basis and serve as the foundation of our global content distribution strategy.

The popularity of our brands makes us attractive to media distribution and sponsorship partners. Across our portfolio, we have agreements with leading distributors, such as Disney’s ESPN, ABC, NBCUniversal, FOX, BT Sport, Sony India, Rogers and Foxtel, enabling UFC and WWE content to reach audiences across the globe. We have advertising and sponsorship agreements with a wide variety of leading brands including Procter & Gamble, General Motors, Monster, Jose Cuervo, DraftKings, Toyo Tires, Wendy’s and Modelo and others across multiple categories. Our track record building our brands is driven by the quality and quantity of our program offerings and the favorable demographic profile of our core and growing fanbases.

We believe our brands are well positioned for the future of media, with the flexibility to deliver our content in whatever mode of consumption our fans opt for. Our distribution-agnostic model enables TKO to capitalize on increased competition for premium live sports rights and sports entertainment programming across digital and linear services. We believe that increasing consumer demand for sporting and live entertainment events, the expansion of our fan base and the relative scarcity of available live event premium rights will benefit us in future media rights renewals. We license our media rights under long term contracts to leading distributors globally. The contractual, recurring nature of our revenue base provides our business with good visibility into revenue growth, which supports further investment in our products and adjacent content reinforcing the value of our brands to our fans and partners.

Through our relationship with Endeavor, whose specialties include premium IP ownership, talent representation, live events and experiences, we gain direct access to the “Endeavor flywheel” which augments our capabilities across content creation, production and distribution, licensing, sponsorship, and event operations. We believe that we will be able to leverage the Endeavor flywheel to drive operational and cost synergies at the combined entity and to accelerate our revenue growth. Specifically, we believe there is opportunity to utilize

Endeavor’s broad relationships and knowledge of media rights markets through its subsidiary, IMG, to drive additional value creation across the combined media rights portfolio and to support additional international rights expansion opportunities. We believe that Endeavor’s On Location business will enhance our live events, and that close collaboration with Endeavor’s experiential marketing team and IMG’s global licensing sales force will help increase sponsorship, advertising, and consumer products relationships.

TKO operates across four principal activities: Media and Content, Live Events, Sponsorship and Consumer Products Licensing, which are covered in greater detail in the “Overview of Revenue Sources” section of this document. A summary of our principal activities is presented in the table below:

Our management team is composed of executives from Endeavor, UFC, and WWE who offer deep expertise in sports, media, and live events. Ariel Emanuel serves as CEO and Mark Shapiro serves as President and COO at TKO, in addition to serving in their existing roles at Endeavor. They have decades of experience founding, acquiring, and scaling sports, media, and entertainment businesses, including UFC, which Endeavor acquired in 2016 and subsequently executed a strategy that drove substantial value creation for shareholders. Mr. McMahon serves as Executive Chairman of the Board, applying his nearly four decades of experience leading WWE and navigating the rapidly changing media environment to TKO. Dana White serves as CEO of UFC and Nick Khan serves as President of WWE. Each brings deep, asset-level institutional and operational knowledge to our business. We believe our leadership team’s proven track record of performance positions us to successfully execute organic and inorganic growth opportunities at TKO. We view this as a key competitive advantage within the dynamic sports, media, and entertainment landscape.

Overview of Revenue Sources

We distribute our content and monetize our intellectual property primarily through four principal activities: Media Rights and Content, Live Events, Sponsorships, and Consumer Products Licensing.

Media Rights and Content

We generate revenue from the licensing of our live events and original programming to domestic and international broadcasters and distributors that carry our programming on digital and linear channels and via PPV. Original programming includes long and short form content, reality TV series and other filmed entertainment.

License agreements with broadcasters and distributors have various terms typically ranging from three to five years. We negotiate agreements with a renewal horizon that reflects the growing popularity of our programming. In 2019, UFC established a seven-year partnership with ESPN to become the exclusive broadcaster of UFC live events in the U.S., including PPV events. UFC’s live events appear on Disney’s ABC broadcast channel, ESPN, ESPN2, and ESPN+. We have also signed new international license agreements at UFC that have bolstered growth in audience reach and revenues. For WWE, core content rights fees consist primarily of licensing revenues from the distribution of Raw, SmackDown, and NXT. WWE partners with major distribution networks, such as FOX and USA Network, to distribute content across the U.S. International distribution partners include SONY, Tencent, and Warner Bros. Discovery.

In addition to the rights we sell to distributors, we offer direct-to-consumer streaming products that address consumer demand for premium, live and on-demand events. Our direct-to-consumer streaming products are UFC FIGHT PASS and WWE Network on Peacock. These direct-to-consumer streaming products provide fans globally with access to live and video-on-demand events, as well as vast libraries of original content.

UFC FIGHT PASS enables UFC to deliver an expansive library of content directly to audiences in regions where it has an existing rights deal. UFC FIGHT PASS also allows UFC to distribute its content directly to audiences in markets where a direct customer relationship is economically favorable when compared to a third-party broadcast, digital or pay-per-view licensing deal. One such example is Brazil, where UFC elected to take its content to fans directly via a fully localized version of UFC FIGHT PASS, recognizing that 96% of the Brazil fan base consumes UFC content through digital service offerings.

WWE Network enables WWE to provide an expansive library of archived content and non-live original content per year, including second runs of in-ring television programming, exclusive original programming, documentaries, reality shows, and specials. In March 2021, Peacock became the exclusive home to WWE Network in connection with a multi-year license agreement. Subsequently, the agreement expanded to include licensing of WWE Network content in certain international markets, including MBC Group in the Middle East and North Africa, Foxtel in Australia, and MultiChoice in Sub-Saharan Africa. A subscription-based WWE network continues to be available in some other international markets, such as the United Kingdom, Germany, and Japan.

Live Events

We deliver compelling, year-round live event experiences that showcase a talented roster of UFC athletes and WWE superstars in front of global audiences. Live events generate revenue through the sale of tickets, travel packages, VIP experiences, concessions, and site fees.

Across UFC and WWE, TKO hosts more than 350 annual, marquee live events throughout the year across multiple countries and marquee venues, such as New York’s Madison Square Garden, London’s O2 Arena, and Las Vegas’s T-Mobile Arena. Our premium live events include tentpoles, such as UFC PPV and UFC Fight Night events, as well as Smackdown, Raw, and Wrestlemania. These events regularly sell out, attracting passionate, engaged attendees and growing the reach of our brands. In 2022, UFC sold out all 21 of its events with live audiences. In the same year, WrestleMania achieved a record attendance with over 156,000 attendees over the course of the two-day event, and our Royal Rumble, Survivor Series, and Extreme Rules: Clash at the Castle series each recorded their highest grossing gate sales of all-time.

Sponsorship

TKO generates advertising and sponsorship revenue from the sale of in-venue and in-broadcast advertising assets, content product integration and digital impressions across both UFC and WWE. Advertising revenues are driven by original content on third-party social media platforms. With complete ownership and control over production, we believe our brands are compelling sports and entertainment properties for advertisers. We are able to create bespoke short-form content for partners and offer integration opportunities across existing programming.

We utilize a multitude of social media platforms to promote our brands, market and distribute our content, create community experiences among our fans, and generate advertising revenue. Our social media accounts and websites are consistently ranked among the most-viewed or engaged on various platforms. Across our portfolio of brands, we boast over 228 million social media followers at UFC and over 1.2 billion social media followers at WWE, inclusive of talent pages, as of December 31,2022. With more than 96 million subscribers, WWE is the 10th most followed channel across all categories.

Sponsorship revenues are generated from partners who promote their products utilizing the broad reach of TKO’s premium brands. Our global salesforce has established sponsor relationships with major brands worldwide across a variety of industries. The unique but complementary nature of our brands will enable us to offer a differentiated sponsorship product to our partners, providing access to scaled promotion across our entire portfolio, as well as access to more targeted audiences within our brand portfolio, depending on the unique needs of our sponsorship partners. We continue to expand the categories and volume of our partnerships with major brands, such as Procter & Gamble, General Motors, Monster, Jose Cuervo, DraftKings, Toyo Tires, Wendy’s and Modelo. We are also able to create new sponsorship assets and inventory, such as through the use of new technology, including UFC’s high-definition LED Fight Clock and Fight Deck displays and WWE’s innovative in-ring product activations, which provide additional, unique opportunities for our partners.

Consumer Products Licensing

TKO merchandises UFC and WWE across a diverse range of branded products, including video games, apparel, equipment, trading cards, memorabilia, digital goods, and toys. We partner with major global companies to sell branded merchandise through licensing arrangements and direct-to-consumer sales. Revenues principally consist of royalties and license fees related to branded products and sales of merchandise distributed at live events and through eCommerce platforms.

We have licensing partnerships with major retailers and brands worldwide. Video games and toys are among the largest components of our licensing programs. UFC has multi-year licensing agreements with EA Sports to produce and sell UFC branded console video games and with Legends to produce and sell event merchandise. Similarly, WWE has a multi-year licensing agreement with Take-Two Interactive Software, Inc. to produce and sell WWE branded console video games. WWE also has a multi-year licensing agreement with Mattel, Inc., its exclusive toy licensee, covering all global territories and, beginning July 2022, WWE launched an exclusive, multi-year partnership with Fanatics, Inc. that includes WWE Shop, a premier e-commerce and mobile destination, as well as the distribution of physical and digital trading cards. WWE also distributes its products through major retail holders such as Walmart, Target, GameStop, Barnes & Noble, Hot Topic, and ASDA Stores. Similarly, UFC maintains licensing partnerships with over 40 premium brands, including DraftKings, EA Sports, Panini, Project Rock by Under Armour, Timex, and Venum.

Industry Trends

Our business operates at the intersection of sports, live entertainment, and scripted content. We believe that these sectors offer compelling industry dynamics that will help support the continued growth of our brands.

Few forms of content can match the passion and dedication that live sports and entertainment events evoke. Sport and competition are foundational components of the shared human experience and are unique in their ability to unite people of all backgrounds. As a result, we believe the broader sports, media, and entertainment ecosystem is durable and resilient. These characteristics are reasons why premium live sports and entertainment properties are experiencing high demand and why the licensing of sports content has become increasingly important to both the traditional linear cable bundle, as well as streaming services offered by media and technology companies or sponsors. Premium live sports and sports entertainment properties, including UFC and WWE, are experiencing a meaningful increase in value. This increase has been highlighted by the entry of major global technology companies into live sports and entertainment programming, such as Amazon’s 11-year deal with the NFL for Thursday Night Football and Apple’s 10-year agreement with the MLS. Based on Infiniti Research, Ltd.’s estimates, annual global sports media revenue is expected to grow from $50 billion in 2022 to $62 billion by 2025, representing an 8% compounded annual growth rate. Infiniti Research, Ltd. also estimates that annual global live sports revenue will grow from $60 billion in 2022 to $74 billion in 2025.

Similar to linear and streaming companies, sponsors are increasing their spend on live sports and entertainment advertising to broadly reach target demographics and create powerful brand associations that can be formed by tapping into fan enthusiasm. Infiniti Research, Ltd. estimates that annual global sports sponsorship revenue will increase from $67 billion in 2022 to $87 billion in 2025, representing a 9% compounded annual growth rate.

In addition to increasing demand for live sports and entertainment programming, premium scripted content is also in high demand. According to Activate Consulting, media companies are projected to spend extensively on content in order to compete in an increasingly crowded landscape. Between 2020 and 2025, global content spend by traditional media companies (Disney, NBCUniversal, ViacomCBS) is expected to grow at a high single digit CAGR. Streaming platforms (Netflix, Amazon and Apple) are expected to increase their content spend to an even greater degree, with CAGRs reaching into the mid-20% over the same timeframe. We believe that WWE programming possesses the best attributes of live sports and entertainment as well as scripted content, and therefore we believe it will benefit from the tailwinds across scripted content, live sports, and entertainment.

Social media and internet platforms have allowed for greater and stronger connection and engagement between fans, athletes, and professional sports organizations. We have capitalized on these new platforms by creating a scaled and embedded distribution channel consisting of over 228 million social media followers at UFC and 1.2 billion social media followers at WWE, inclusive of talent pages. Through our social media following, we build direct relationships with fans, enabling us to promote upcoming events, distribute short-form content, and grow and monetize our brands. As consumption habits and distribution channels evolve, we believe our direct relationship with consumers on social media will enable us to drive continued engagement with our product across a multitude of distribution channels, including linear, digital, subscription video on demand, and advertising video on demand platforms, thereby enhancing the value we deliver to distribution partners globally.

Technology and product innovation have enhanced the value of sports content. The connected sports model has transformed live sports from a “game day” product to a 365-day experience. The sports ecosystem has expanded to include video games, non-live (exclusive content), augmented reality and virtual reality, digital ticketing and loyalty rewards platforms, interactive analytics, sports betting, fitness technology, e-commerce, and merchandising, giving consumers a wide variety of new touchpoints. We utilize each of these new technologies and market opportunities to increase engagement and support the strength of the UFC and WWE brands.

Growth Vectors

We believe TKO is well-positioned to benefit from secular tailwinds in both sports, media and entertainment. Live sports and sports entertainment remain important for both traditional linear cable providers as well as streamers and technology entrants. As a result, the value of media rights for unique assets, such as UFC and WWE, have appreciated consistently. We anticipate realizing growth in media rights content agreements upon contract renewals that materialize over the coming years, reflecting the increased value of our premium content to linear and streaming channels, as well as the broader trend of premium live sports and entertainment content rights generally being renewed at all-time highs. We believe we can generate more content in various formats to acquire and engage new and existing fans, generate license fees from distribution partners, and drive increased adoption of our direct-to-consumer offerings, UFC FIGHT PASS and WWE Network on Peacock. TKO drives economic benefits to the cities that host WWE and UFC events, which we believe will lead to growth in site fees as jurisdictions vie to bring premium events to their market. For example, WrestleMania in April 2023 generated $215 million in economic impact for the Los Angeles region, UFC Fight Night Paris generated over $33 million in economic impact in September 2022 and UFC 278 Salt Lake City generated over $19 million in economic impact in August 2022.

International

As of December 31, 2022, approximately 90% and 94% of UFC and WWE fans are from international markets, respectively. We see a significant opportunity to further monetize and grow in existing international markets through traditional distribution partnerships, direct-to-consumer offerings, live events, and sponsorship partnerships.

In addition to further monetizing our existing international markets, we are also focused on the international expansion of our content and programming distribution, with efforts across Europe, India, Japan and the Middle East offering significant growth potential. We believe our success to date leveraging our live events, extensive international distribution infrastructure, and international talent demonstrates our ability to sustain future international growth of our brands. UFC content reaches over 900 million households across 53 networks in over 40 languages in more than 170 countries. We have successfully held UFC events in more than 70 cities internationally, most recently in 2022, selling out arenas in Abu Dhabi, London, Perth, and Singapore. 2022 was also a successful year for WWE internationally. We produced 13 international WWE events, including Clash at the Castle, our first stadium show in the UK in over 30 years, as well as two shows produced through our partnership with the General Entertainment Authority of the Kingdom of Saudi Arabia.

Live Events

We believe we can grow Live Events revenue by expanding the number of live productions and ticket sales, expanding premium VIP offerings to drive higher per event revenues, increasing our site fees and leveraging our IP to drive monetization across events. Compelling, live and original content is at the core of TKO, driving brand strength and fan engagement.

Through our partnership with Endeavor’s On Location business, which curates premium live event experiences, we plan to bring sports and lifestyle events even closer to consumers. Events such as UFC X, which include open workouts, interactive attendee experiences, meet and greets, concerts and parties, and athlete panels, are opportunities to drive growth in site fees as the sport continues to gain in popularity and attract a young and diverse fan base in large cities and countries throughout the world.

Moreover, live events have the potential to drive significant economic output for host cities from new job creation, salaries and wages, taxes, and other economic activity. Consequently, as the popularity of TKO live events grows, we expect to have a greater ability to secure site fees from local governments or tourism organizations in certain jurisdictions.

Sponsorships

TKO is also distinguished by the attractive fan demographics of its brands. The multicultural foundation of the fighting styles incorporated in MMA and the ubiquitous nature of wrestling resonates with audiences from diverse cultural and demographic backgrounds all over the world. As of December 31, 2022, we estimate that UFC’s fan base is approximately 37% female, with approximately 90% of fans residing outside of the U.S. As of the same period, we estimate that WWE’s fan base is 41% female, with approximately 94% of its fans reside outside of the U.S. UFC and WWE fans also skew younger on average than those of traditional U.S. sports leagues with a median age of 36 years old and 35 years old, respectively, compared to 38 to 47 years old for the latter.

We believe our brands’ differentiated fanbases make TKO a valued partner for sponsors looking to access this attractive demographic. We expect to increase product activations across platforms and formats, expand and monetize additional staple sponsorship categories, provide additional inventory and assets through innovative new sponsorship offerings, and improve sell-through, particularly in international markets. As such, we anticipate the acceleration of brand and talent placement across sponsorships, as well as greater cross-selling opportunities with our product licensing partners, thus driving incremental revenue from new on-screen graphics assets.

Consumer Products

Product licensing and merchandising is a growing category for TKO. We believe there is an opportunity to continue to scale our consumer products division through opportunities in many product categories, including apparel, casual games, online betting platforms, and location-based entertainment, in addition to expanding direct-to-retail channels in the U.S. and globally.

As such, we continually seek exclusive, multi-year partnerships with leading organizations to develop new products and further expand our licensing business. For example, UFC’s partnership with EA Sports and WWE’s partnership with Take-Two Interactive Software allows us to remain agile as content can be updated for new characters, game modes, and story plots for enhanced game play.

Structural Advantages

Based on our organizational structure, we believe we are well-positioned to effectively and efficiently navigate the rapidly evolving sports, media and entertainment landscape relative to other sports, media and entertainment offerings. UFC and WWE’s governance structures do not involve a franchise system with multiple owner-operators as is common in team sports. Importantly, UFC does not rely on an independent promoters network found in other combat sports. These structural advantages allow UFC and WWE to make decisions unilaterally and to react swiftly and nimbly to changes in consumption habits and fan preferences and to address customer and client needs. We also have autonomy and oversight over our content production and intellectual property, including domestic and international media rights, which we believe enables us to optimize distribution and production quality.

Unlike traditional sports leagues, we are not constrained by a seasonal format and host live events year-round. In the year ended December 31, 2022, TKO hosted more than 350 annual, marquee live events in locations across the world. We maintain the flexibility to scale the number of events hosted each year to meet consumer demand. We also determine the location of each event, which helps us acquire new fans across geographies globally and expand our brand reach.

Competition

The entertainment industry is highly competitive and subject to fluctuations in popularity, which are not easy to predict. For our live event and media content audiences, we face competition from professional and college sports (including other MMA contests), scripted wrestling promotions, other live, filmed, televised, and streamed entertainment, as well as other leisure activities. We continue to face increased competition from websites, mobile and other internet-connected apps delivering paid and free content as streamed media offerings continue to expand. For purchases of our merchandise, we compete with entertainment companies, professional and college sports leagues, and other makers of branded apparel and merchandise. In addition, our brands compete respectively for talent with other live combat sports and sports entertainment platforms, and work to develop and discover emerging talent.

Talent Discovery and Development

UFC Athletes

Essential to the success of UFC and the sport of MMA is the ability to discover and promote athletes globally. UFC athletes are independent contractors. As of December 31, 2022, there were over 570 UFC athletes from more than 70 countries, of which approximately 20% were female.

UFC discovers new athletes via multiple methods, including staging talent discovery shows such as The Ultimate Fighter, Lookin’ for a Fight, Dana White’s Contender Series, and Road to UFC. UFC also discovers and evaluates talent through its UFC Academy in Asia, which provides younger MMA athletes a platform to develop their skills and abilities while competing in local promotions ahead of a potential career in UFC.

To advance the sport of MMA, UFC established the UFC Performance Institutes, which are designed to accelerate knowledge and understanding of MMA by delivering interdisciplinary services, evidence-based science, sports medicine, innovation, and technology, while sharing best practices for performance optimization with athletes and coaches around the world. The first 30,000+ square-foot Performance Institute opened in Las Vegas in 2017. The second location opened in 2019 in Shanghai. A third location is scheduled to open in Mexico City in the fourth quarter of 2023.

WWE Superstars

The success of WWE is due primarily to the continuing popularity of our Superstars. WWE has nearly 250 Superstars under contract, ranging from multi-year guaranteed contracts with established Superstars to developmental contracts with our Superstars in training.

WWE’s talent development system, including the NXT division, features talent training to become WWE Superstars and has produced over 95% of WWE’s current active main roster stars, such as Roman Reigns, Bianca Belair, Sami Zayn, Becky Lynch, Austin Theory, and Liv Morgan. NXT has evolved into WWE’s third brand after Raw and SmackDown and has transitioned into a weekly live television series. More than 30% of WWE’s developmental talent come from countries outside the U.S., including the United Kingdom, China, India, Japan, Australia, Mexico, Brazil, and Nigeria. Women comprise over 40% of WWE’s developmental talent. NXT talent train at the WWE Performance Center in Florida, a state-of-the-art training facility, which was designed to cultivate the next generation of talent and has become the center of WWE’s talent development program.

In 2021, WWE launched a major comprehensive recruiting initiative for in-ring competitors called Next In Line (“NIL”). This program serves to recruit and develop potential future Superstars, and further enhances WWE’s talent development process through collaborative partnerships with select athletes from diverse athletic backgrounds. The program has signed 46 full-time college athletes since its inception and currently has 40 active athletes following the graduation of six inaugural members from the program. In addition to the U.S., the class includes representatives from a myriad of countries, including Canada and Nigeria. These athlete partnerships will feature access to the state-of-the-art WWE Performance Center in Orlando, in addition to resources across the organization, including brand building, media training, communications, live event promotion, creative writing, and community relations. Upon completion of the NIL program, select athletes may be offered a WWE contract.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the “UFC” and “WWE” brands and other trademarks and copyrights associated with us and our events, and the rights to use the intellectual property of our commercial partners. Substantially all of our intellectual property and owned assets that we create or acquire associated with our content and events are protected by trademarks and copyrights, whether registered or unregistered.

Properties

The following table sets forth the location, use and ownership or leasehold interest in various significant facilities as of June 30, 2023. The leases referenced below expire at various times through 2035, subject to renewal and early termination options.

Location	Use	Owned / Leased
200 Fifth Avenue, New York, New York	Corporate offices	Leased
10250 Constellation Boulevard, Suite 1640, Los Angeles, California	Corporate offices	Leased
345 Ely Avenue, Norwalk, Connecticut	Warehouse	Leased
677 and 707 Washington Boulevard, Stamford, Connecticut	Corporate offices and new WWE headquarters	Leased
1241 East Main Street, Stamford, Connecticut	Corporate offices and existing WWE headquarters	Owned
88 Hamilton Avenue, Stamford, Connecticut	Media production center	Owned
88 Hamilton Avenue, Stamford, Connecticut	Media production center	Leased
120 Hamilton Avenue, Stamford, Connecticut	TV production studio	Owned
6650 S. Torrey Pines Drive, Las Vegas, Nevada	UFC headquarters	Owned
6650 El Camino Road, Las Vegas, Nevada	Media production center and studio	Owned
1376 West Nanjing Road, Shanghai Centre, Level 7, Suite #732, Shanghai, China	Corporate offices	Leased
4829 Avenida Periferico Sur, Suite 603, Colonia Parques del Pedregal, Alcaldia Tlalpan, 14010, Mexico City, Mexico	Corporate offices	Leased

In addition, we own and lease several other offices that are not material to our operations.

Human Capital Resources

General

We believe the strength of our workforce is critical to our long-term success. Our human capital management objectives include attracting, retaining, and developing high performing and diverse talent.

As of June 30, 2023, we had approximately 1,404 employees in 14 countries. We have invested and focused extensively on the training and development of our employees, from both a personnel and technology perspective. We believe that our relations with our employees are good.

Talent Development

We recognize nurturing talent and embracing the constant evolution that leadership requires is crucial to our success. We have invested in learning and development opportunities that strengthen the role of leaders, as well as offer all employees opportunities for professional growth and skill development through access to a broad range of learning solutions on varying industry topics.

Diversity and Inclusion

We strive to create a work environment that is reflective of our fanbase and the diverse communities in which we work. We recognize diversity, equity, and inclusion (DE&I) is intrinsically linked to business success and have taken part in efforts to ensure our global workforce is more representative of our communicates, including the launch and/or expansion of the following initiatives in 2022 for UFC:

•

Created and distributed enhanced Diversity Accountability Dashboards, comprised of divisional representation metrics from each business, which are overseen by senior leaders across our business, along with an accompanying scorecard to help remain in line with our overarching goals and commitments;

•

Conducted Self-ID campaigns in the U.S. and U.K., allowing for current and new employees to self- identify based on race/ethnicity, gender-identity (inclusive of transgender identification), sexual orientation and more;

•	Trained Human Resources leaders on partnering with executives to accelerate diversity and inclusion efforts within our business and employee population;

•	Held annual employee day of service, Walk the Walk, for the first year since the pandemic;

•	Celebrated diverse backgrounds through initiatives such as Black History Month and Hispanic Heritage Month;

•	Promoted employee participation in Employee Resource Groups; and

•	Provided training and developmental opportunities to our female leaders, including sending a delegation to the Women’s Leadership Conference and hosting an on-side Women’s Leadership Training.

Legal Proceedings

UFC

UFC has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the “District Court”) between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that UFC violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters’ services. Plaintiffs claim that UFC’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant plaintiffs’ motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to September 30, 2017) and to deny plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). On August 9, 2023, the judge issued a written order confirming this ruling. The Company will seek an appeal of this decision. On June 23, 2021, plaintiffs’ lawyers filed a new case against UFC and EGH alleging substantially similar claims but providing for a class period from July 1, 2017 to present. We believe that the UFC has meritorious defenses against the allegations and intends to defend itself vigorously.

WWE

On January 11, 2022, a complaint was filed against WWE by MLW Media LLC (“MLW”) in the District Court entitled MLW Media LLC v. World Wrestling Entertainment, Inc., No. 5:22-cv-00179-EJD (N.D. Cal.) alleging that WWE supposedly interfered with MLW’s contractual relationship with Tubi, a streaming service owned by Fox Corp., and MLW’s prospective economic advantage with respect to its relationship with VICE TV, and supposedly engaged in unfair business practices in violation of the Sherman Antitrust Act and California law. Such supposedly unfair business practices are alleged to include cutting off competitors’ access to viewers and licensing opportunities, interfering with contracts, poaching talent, eliminating price competition, and misappropriating and attempting to misappropriate confidential information of its competitors. On March 15, 2022, WWE moved to dismiss all claims asserted in the compliant. On February 2, 2023, the Court granted that motion without prejudice to MLW’s ability to file an amended complaint, which MLW filed on March 6, 2023. MLW seeks damages resulting from WWE’s alleged misconduct, in an amount to be calculated at trial, injunctive relief to prevent WWE from engaging in the purportedly anticompetitive and unfair business practices alleged in the amended complaint, and attorney’s fees and costs. WWE moved to dismiss the amended complaint on April 7, 2023. The Court denied WWE motion on June 15, 2023. Discovery is now proceeding. WWE believes that all claims in the lawsuit are without merit and intends to defend itself vigorously against them.

On January 13, 2023, two purported stockholders of the Company, Carol Casale and Chrystal Lavalle, filed a derivative complaint in the Delaware Court of Chancery entitled Carol Casale v. Vincent K. McMahon, No. 2023-0039-JTL purportedly on behalf of the Company, against Mr. McMahon. The plaintiffs allege that Mr. McMahon breached his fiduciary duties by engaging in alleged misconduct (including the alleged misconduct investigated by a special committee of the WWE board of directors that was formed on June 15, 2022 to investigate allegations of misconduct by Vince McMahon (the “Special Committee”)), by purportedly failing to disclose that alleged misconduct to the WWE board of directors and allegedly frustrating the Special Committee investigation thereof, and by later re-appointing himself to the WWE board of directors via written consent. The plaintiffs sought damages, declaratory relief, their costs and expenses, and other unspecified relief. On March 20, 2023, Mr. McMahon and WWE responded to the complaint in this action. By stipulated order entered on May 3, 2023, this action was, among other things, consolidated with the related action entitled Dennis Palkon v. World Wrestling Entertainment, Inc., No. 2023-0274-JTL, and the consolidated action was dismissed with prejudice as to all of the named plaintiffs only on the ground of mootness. The court retained jurisdiction solely for purposes of adjudicating any application related to an award of attorneys’ fees and expenses for counsel for the plaintiffs.

WWE has received voluntary and compulsory legal demands for documents, including from federal law enforcement and regulatory agencies, concerning the investigation and related subject matters. The Special Committee investigation was completed during the fourth quarter of 2022. However, related government investigations remain ongoing. On July 17, 2023, federal law enforcement agents executed a search warrant and served a federal grand jury subpoena on Mr. McMahon. No charges have been brought in these investigations.

In addition to the foregoing, from time to time UFC and WWE become party to other lawsuits and claims. By its nature, the outcome of litigation is not known, but UFC and WWE do not currently expect this ordinary course litigation to have a material adverse effect on TKO’s financial condition, results of operations or liquidity.

Regulation and Legislation

We are subject to federal, state and local laws, both domestically and internationally, and at the state level by athletic commissions, governing matters such as:

•	licensing laws for athletes;

•	operation of our venues;

•	licensing, permitting, and zoning;

•	health, safety, and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”);

•	the U.K. Bribery Act 2010 (the “Bribery Act”) and similar regulations in other countries, as described in more detail below;

•	antitrust and fair competition;

•	data privacy and information security;

•	marketing activities;

•	environmental protection regulations;

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls;

•	licensure and other regulatory requirement for the supply of sports betting data and software to gambling operators;

•	licensing laws for the promotion and operation of MMA events; and

•	government regulation of the entertainment and sports industry.

We monitor changes in these laws and believe that we are in material compliance with applicable laws. See “Risk Factors—Risks Related to Our Business—We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.”

Many of the events produced or promoted by us are presented in venues which are subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which the venues are located. These venues are also subject to zoning and outdoor advertising regulations and require a number of licenses in order for us to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses, and other authorizations. In addition, these venues are subject to the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995, which require us to maintain certain accessibility features at each of the facilities.

In various states in the United States and some foreign jurisdictions, we are required to obtain licenses for promoters, medical clearances and other permits or licenses for our athletes, and permits for our live events in order to promote and conduct those events. Generally, we or our employees hold promoters and matchmakers licenses to organize and hold our live events. We or our employees hold these licenses in a number of states, including California, Nevada, New Jersey and New York.

We are required to comply with the anti-corruption laws of the countries in which we operate, including the FCPA and the Bribery Act. These regulations make it illegal for us to pay, promise to pay, or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

Our business is also subject to certain regulations applicable to our web sites and mobile applications. We maintain various web sites and mobile applications that provide information and content regarding our business and offer merchandise and tickets for sale. The operation of these web sites and applications may be subject to a range of federal, state and local laws.

The marketplace for audio-visual programming (including cable television and internet programming) in the United States and internationally is substantially affected by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. Certain FCC regulations are imposed directly on us and/or indirectly through our distributors.

Gaming laws in the jurisdictions in which we operate are established by statute and are administered by regulatory agencies with broad authority to interpret gaming laws, to promulgate gaming regulations, and to regulate gaming activities. Regulatory requirements vary among jurisdictions, but a number of jurisdictions in which we operate require licenses, permits, or findings of suitability for us, our individual officers, directors, major stockholders and key employees. Regulatory agencies from time to time may modify their interpretation of gaming laws and regulations and the regulatory requirements imposed on operators under such laws and regulations. We believe we hold all of the licenses and permits necessary to conduct its business in this space.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of each of the individuals who serve as our directors and executive officers as of September 12, 2023.

Name	Age	Title
Vincent K. McMahon	78	Executive Chairman of the Board
Ariel Emanuel	62	Director and Chief Executive Officer
Mark Shapiro	53	Director, President and Chief Operating Officer
Peter C.B. Bynoe	72	Director
Egon P. Durban	50	Director
Nick Khan	48	Director
Steven R. Koonin	66	Director
Jonathan A. Kraft	59	Director
Sonya E. Medina	47	Director
Nancy R. Tellem	70	Director
Carrie Wheeler	51	Director
Andrew Schleimer	46	Chief Financial Officer
Seth Krauss	53	Chief Legal Officer

Vincent K. McMahon became the Executive Chairman of the Board for TKO Group Holdings on September 12, 2023. He co-founded WWE in 1980 and served on the board of directors of WWE from 1980 to September 2023. We believe that Mr. McMahon is qualified to serve on our Board because of his decades of experience leading the WWE business.

Ariel Emanuel is the Chief Executive Officer of TKO Group Holdings and became a Director of TKO Group Holdings on September 12, 2023. Mr. Emanuel has served as Chief Executive Officer of Endeavor since October 2017. He has also served as a director of Endeavor since June 2009. He previously served as the Co-Chief Executive Officer of Endeavor since July 2014, and as Co-Chief Executive Officer of William Morris Endeavor Entertainment, LLC since 2009. Mr. Emanuel previously served on the board of directors of ContextLogic Inc. (d/b/a Wish) (Nasdaq) and Live Nation Entertainment, Inc. (NYSE). Mr. Emanuel is a graduate of Macalester College. We believe that Mr. Emanuel is qualified to serve on our Board because of his extensive experience in the sports, media and live entertainment industries as well as his previous experience with the Endeavor and UFC businesses.

Mark Shapiro is the President and Chief Operating Officer of TKO Group Holdings and became a Director of TKO Group Holdings on September 12, 2023. He has served as President and Chief Operating Officer of Endeavor since April 2023 and as President of Endeavor since December 2018. He previously served as the Co-President of Endeavor from November 2016 to December 2018 and as Chief Content Officer of Endeavor from September 2014 to November 2016. Prior to that, Mr. Shapiro served in various executive positions at Dick Clark Productions from May 2010 to September 2014, including as Chief Executive Officer and as Executive Producer. From February 2006 through May 2010, he served as a Director, President and Chief Executive Officer of Six Flags Entertainment Corporation (NYSE) and worked for ESPN as Executive Vice President of Programming and Production from 2002 to February 2006. Mr. Shapiro currently serves as a member of the board of trustees of Equity Residential (NYSE) and as the Chairman of Captivate Network. Mr. Shapiro previously served as a member of the board of directors of Live Nation Entertainment, Inc. (NYSE), Frontier Communications Corporation (Nasdaq), Papa Johns International, Inc. (Nasdaq) and Bright Lights Acquisition Corp., formerly a public special purpose acquisition company. Mr. Shapiro is a graduate of University of Iowa. We believe that Mr. Shapiro is qualified to serve on our Board because of his extensive experience in the sports, media and entertainment industries and his prior service on public company boards.

Peter C.B. Bynoe became a Director of TKO Group Holdings on September 12, 2023. Mr. Bynoe has served in multiple roles, including as Senior Advisor and Equity Partner, at DLA Piper LLP (US), a global law firm, since January 2004. He previously served as Managing Director of Equity Group Investments, L.L.C. from September 2013 to December 2019 and as Managing Partner of the NBA’s Denver Nuggets from November 1989 to September 1992. Mr. Bynoe has served on the board of directors of Flagship Communities Real Estate Investment Trust since October 2020, Ardent Health Services, LLC since November 2015, Rush University Medical Center since November 1993, and the Goodman Theatre since March 1984. He previously served on the board of directors of Frontier Communications Parent Inc (Nasdaq) from August 2007 to April 2021, Covanta Holding Corp. (NYSE) from June 2004 to January 2021, and Real Industry, Inc. (Nasdaq) from July 2013 to May 2018. Mr. Bynoe currently serves as the Chairman and a member of the Nominating and Corporate Governance Committee and the Compensation Committee of Flagship Communities Real Estate Investment Trust since October 2020. Mr. Bynoe graduated with a Bachelor of Arts from Harvard College, a Juris Doctor from Harvard Law School and a Master of Business Administration from Harvard Business School. We believe that Mr. Bynoe is qualified to serve on our Board because of his extensive business, legal and public policy expertise.

Egon P. Durban became a Director of TKO Group Holdings on September 12, 2023. Mr. Durban has served as Co-Chief Executive Officer of Silver Lake, a global technology investment firm, since December 2019. Mr. Durban joined Silver Lake in 1999 as a founding principal and is based in the firm’s Menlo Park office. He serves on the boards of directors of Endeavor Group Holdings, Inc. (NYSE), City Football Group, Dell Technologies Inc. (NYSE), Group 42, Learfield, Motorola Solutions, Inc. (NYSE), Qualtrics, Unity Software Inc. (NYSE), VMware, Inc. (NYSE), Verily, and Waymo. Previously, he served on the board of Skype, and was Chairman of its operating committee, served on the supervisory board and operating committee of NXP, and served on the boards of MultiPlan, Pivotal Software, Inc. (NYSE), SecureWorks Corp. (Nasdaq), Twitter Inc., and certain other boards, some of which were public companies. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s Investment Banking Division. Mr. Durban graduated from Georgetown University with a B.S.B.A. in Finance. We believe that Mr. Durban is qualified to serve on our Board because of his strong experience in technology and finance, and his extensive knowledge of and years of experience in global strategic leadership and management of multiple companies.

Nick Khan became a Director of TKO Group Holdings on September 12, 2023. Mr. Khan served as Chief Executive Officer of WWE from January 2023 to September 2023. He previously served as one of WWE’s Co-CEOs from July 2022 to January 2023 and President & Chief Revenue Officer from August 2020 to July 2022. Mr. Khan also previously served as the Co-Head of the Television Department for Creative Artists Agency LLC (CAA) from 2012 until 2020. Prior to that, Mr. Khan, a former practicing attorney, transitioned to International Creative Management (ICM) in 2006 where he launched their Sports Media department. Mr. Khan is a graduate of the University of Nevada, Las Vegas. We believe that Mr. Khan is qualified to serve on our Board because of his previous experience with the WWE business and his extensive experience in sports broadcasting, media and entertainment.

Steven R. Koonin became a Director of TKO Group Holdings on September 12, 2023. He has served as Chief Executive Officer of the Atlanta Hawks, LLC since April 2014. He has served on the board of directors of the Atlanta Police Foundation Inc since June 2021, the Metropolitan Atlanta Chamber of Commerce Inc since June 2014 and the Georgia Aquarium Inc (currently serving as Chairman) since June 2004. He also served on the board of directors of Rubicon Technologies, Inc. (NYSE) from December 2012 to June 2022 and GameStop Corp. (NYSE) from May 2007 to May 2020. Mr. Koonin previously served as a member of the Nominating and Corporate Governance Committee of WWE from July 2022 to September 2023 and the Compensation Committee of WWE (currently serving as Chairman) from June 2021 to September 2023. Mr. Koonin graduated with a Bachelor of Science in Marketing from the University of Georgia. We believe that Mr. Koonin is qualified to serve on our Board because of his extensive executive leadership experience with media entertainment and consumer brands.

Jonathan A. Kraft became a Director of TKO Group Holdings on September 12, 2023. He has served as President of the Kraft Group LLC since July 1995. He currently serves on the board of directors for the Kraft

Group and various of its affiliated companies since July 1990. Mr. Kraft also serves on the board of directors for the Paper & Packaging Board since January 2019, Mass General Brigham Incorporated since January 2017, Dexter Southfield Board of Trustees since June 2016, Harvard Business School’s Board of Advisors since June 2013, Massachusetts General Hospital (Mass General) since 2010 (currently serving as Chair), Williams College Investment Committee since October 2006 and Belmont Hill School Board of Trustees since June 2003. Mr. Kraft graduated with a Bachelor of Arts in History from Williams College and a Master of Business Administration from Harvard Business School. We believe that Mr. Kraft is qualified to serve on our Board because of his experience as a director on the boards of a vast array of companies.

Sonya E. Medina became a Director of TKO Group Holdings on September 12, 2023. Ms. Medina serves as the President and Chief Executive Officer of Reach Resilience, a position held since May 2022. In addition, Ms. Medina has served as a co-founder of Greenlight Growth Capital, LLC since January 2022, and as an independent consultant since July 2013. Previously, Ms. Medina served as the Vice President of Community & External Affairs at Silver Eagle Distributors (distributor of Anheuser Busch & Grupo Modelo products) from January 2009 to June 2013, Director of the AT&T Global Foundation from September 2006 to February 2008 and a White House commissioned officer in the capacity of Deputy Assistant to the President for Domestic Policy and Director of Projects to the First Lady from January 2001 to August 2006 and from February 2008 to November 2008. She has also served on the board of directors for Delta Apparel, Inc (NYSE) since April 2022, the Texas Tribune since April 2022, Texas 2036 since April 2022, Spurs Give since April 2021, Teach for Uganda since May 2018 and Papa Johns International, Inc. (Nasdaq) since October 2015. Ms. Medina also currently serves as a member of the Compensation and Nominating and Governance committees of Papa Johns International, Inc. (Nasdaq) since May 2018 and September 2015, respectively, as well as the Audit and Governance committees of Delta Apparel, Inc (NYSE) since April 2022. Ms. Medina earned a Bachelor of Science degree from Texas A&M University and a Masters of Public Health degree from Columbia University. We believe that Ms. Medina is qualified to serve on our Board because of her extensive experience as a director of public companies and corporate social responsibility, social impact, and brand management acumen.

Nancy R. Tellem became a Director of TKO Group Holdings on September 12, 2023. She has served as the Executive Chairperson and Chief Media Officer of Eko (f/k/a Interlude US, Inc.), a media network company since 2015. She previously served as President of Xbox Entertainment Studios from September 2012 through October 2014. Prior to that, she served as President of CBS Television Entertainment Group from May 1998 through June 2010. Ms. Tellem holds board and advisory positions including Eko, LeagueApps, ALLCITY Network since January 2022, BasBlue, Inc. since October 2021, Rocket Companies, Inc. since July 2020 and Sipur Studios, and is a board member of Cranbrook Art Academy and Museum, the Detroit Symphony Orchestra and the Detroit Riverfront Conservancy. She also is a director of Gores Guggenheim, Inc. and UTA Acquisition Corporation (Nasdaq). Ms. Tellem earned a bachelor’s degree from University of California, Berkeley, and a J.D. degree from UC Hastings College of the Law. We believe that Ms. Tellem is qualified to serve on our Board because of her significant business and management expertise in the entertainment industry.

Carrie Wheeler became a Director of TKO Group Holdings on September 12, 2023. She has served as Chief Executive Officer and a board member of Opendoor Technologies Inc. (Nasdaq) since December 2022, where she also served as Chief Financial Officer from September 2020 to December 2022. Ms. Wheeler also previously served as a member of Opendoor’s board of directors from October 2019 to September 2020. From 1996 to 2017, Ms. Wheeler was with TPG Global, a global private equity firm, including as a Partner and Head of Consumer / Retail Investing. Ms. Wheeler currently serves on the board of directors and on the audit and compensation committees of APi Group Corporation (NYSE), a global provider of safety and specialty services, since October 2019. She previously served on the board and audit committee of Dollar Tree, Inc. (Nasdaq) from March 2019 to March 2022. Ms. Wheeler has also served on a number of other corporate boards of private and public companies, including J. Crew Group, Inc. from 2010 to 2018, Neiman Marcus Group from 2005 to 2013 and Petco Animal Supplies from 2006 to 2015. Ms. Wheeler received her Bachelor of Commerce degree from Queen’s University in Canada. We believe that Ms. Wheeler is qualified to serve on our Board because of her extensive executive and board experience, including guiding significant public company transactions.

Andrew Schleimer is the Chief Financial Officer of TKO Group Holdings. He will also continue serving as Chief Financial Officer of UFC, having served in that position since September 2016. He also served as Deputy Chief Financial Officer of Endeavor from February 2021 to September 2023. From July 2014 to September 2016, Mr. Schleimer served as the Executive Vice President & Chief Financial Officer of Digital Turbine, Inc. (Nasdaq), a provider of end-to-end solutions for mobile technology companies to enable advertising and monetization functions. From October 2012 to July 2014, Mr. Schleimer served as an advisor and advisory board member of Digital Turbine, Inc. (formerly known as Mandalay Digital Group). From September 2010 to October 2012, Mr. Schleimer served as the Executive Vice President of Strategic Development of Dick Clark Productions. From January 2006 to July 2010, Mr. Schleimer served as the Executive Vice President of Strategy Development & In-Park Services for Six Flags Entertainment Corporation (NYSE). Mr. Schleimer began his career in investment banking at UBS Financial Services as part of the M&A group, with a particular focus on media and entertainment. Mr. Schleimer graduated from Cornell University with a Bachelor of Science in Hotel and Restaurant Management, with a focus on real estate finance.

Seth Krauss is the Chief Legal Officer of TKO Group Holdings. He has also served as Chief Legal Officer of Endeavor since June 2014. From March 2007 to June 2014, he served as the Executive Vice President and General Counsel of Take Two Interactive Software Inc. (Nasdaq). From March 2004 through March 2007 he served in the Legal and Compliance Division of Morgan Stanley, first as Vice President and Counsel and then as Executive Director and Counsel. From 1995 until joining Morgan Stanley in March 2004, Mr. Krauss served as an Assistant District Attorney and Senior Investigative Counsel in the New York County District Attorney’s Office. Mr. Krauss currently serves as a member of the board of directors of the Minority Corporate Counsel Association. He previously served as a member of the board of directors of the Center for Family Representation and as a member of the board of trustees of Duke University in Durham, North Carolina. Mr. Krauss graduated with a Bachelor of Arts both in History and in Political Science from Duke University and a Juris Doctor from the Washington University in St. Louis School of Law.

Family Relationships

There are no family relationships between any members or nominees of the Company’s Board and any of the Company’s executive officers.

Controlled Company

Because Endeavor will control more than 50% of our combined voting power for the election of directors, we are considered a “controlled company” for the purposes of the NYSE’s rules and corporate governance standards. As a “controlled company,” we are permitted to, and intend to, elect not to comply with certain corporate governance requirements of the NYSE, for example, those that would otherwise require that we establish a nominating and corporate governance committee composed entirely of independent directors. Additionally, we may elect to rely on additional exemptions for so long as we remain a “controlled company.” Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of NYSE, and the ability of our independent directors to influence its business policies and affairs may be reduced. See “Risk Factors—Risks Related to Our Organization and Structure—We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.” For a detailed discussion of the composition of our Board see “—Structure of the Board of Directors” below.

Director Independence

Under our bylaws, a director qualifies as “independent” if such director (a) is qualified as an independent director under the NYSE rules and (b) is not (x) an affiliate, equity security or interest holder, partner, member (in the case of each of the foregoing other than in respect of less than 5% of the voting or economic interest of the applicable person) of TKO OpCo, Endeavor, TKO Group Holdings or any of their respective affiliates and (y) any employee, director, officer, or an immediate member of family (as applicable) of any person described in (x) or of TKO OpCo, Endeavor or any of their respective affiliates.

The Board has determined that each of Mr. Bynoe, Mr. Koonin, Mr. Kraft, Ms. Medina, Ms. Tellem and Ms. Wheeler, six of our 11 directors, qualify as “independent” under the NYSE rules and our bylaws.

Structure of the Board of Directors

Composition

The governance agreement provides that, until the later of (i) December 31, 2025 and (ii) the earlier of (x) the date on which Mr. McMahon owns fewer than 7,188,031 shares of our common stock and (y) the date on which Mr. McMahon no longer serves as the Executive Chair of our Board (the date contemplated by clauses (x) and (y), the “Sunset Date”), our slate of individuals nominated for election to the Board will include all five of the WWE Designees, provided that the WWE Designees will include at least three directors who qualify as “independent.” Until the earlier of the death, resignation or incapacitation of Mr. McMahon (the “Executive Chair Sunset”) and the Sunset Date, Mr. McMahon will have the right to designate the nominee for his seat, one non-independent director and one independent director. The then-appointed WWE Designees (acting by majority) will have the right to nominate the other two WWE Designees, each of whom must qualify as “independent.” If, upon the occurrence of the Executive Chair Sunset, the Sunset Date has not occurred, then from the Executive Chair Sunset until the Sunset Date, the then-appointed WWE Designees will have the right to designate the successors to all five of the WWE Designees, three of whom must qualify as “independent” as defined under the Company’s bylaws and described above under “—Director Independence.”

The governance agreement also provides that, until the date on which Endeavor no longer owns, directly or indirectly, more than 20% in the aggregate of the voting power of the then-outstanding shares of our capital stock, the slate of individuals nominated for election to the Board will include the EDR Designees, provided that the EDR Designees will at all times include at least three directors who qualify as “independent.” In the event that a majority of the Board determines in good faith that an EDR Designee is not qualified to serve on the Board or does not satisfy an applicable law or other regulation of the SEC or NYSE, then such individual will not be included in the slate of nominees and Endeavor will be permitted to submit a replacement nominee to the slate of individuals nominated for election to the Board in accordance therewith. We will take all necessary action within our control so that each replacement nominee is nominated and elected to the Board.

Each of Egon P. Durban, Ariel Emanuel, Jonathan A. Kraft, Sonya E. Medina, Mark Shapiro and Carrie Wheeler are the Endeavor Designees, and each of Peter C.B. Bynoe, Nick Khan, Steven R. Koonin, Vincent K. McMahon and Nancy R. Tellem are the WWE Designees.

For further information regarding the governance agreement and the structure of the Board, please see “Certain Relationships and Related Party Transactions—Governance Agreement.”

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each of the committees of the Board are described below.

Audit Committee

The Audit Committee (the “Audit Committee”) consists of three members, Nancy R. Tellem, Carrie Wheeler and Sonya E. Medina, with Carrie Wheeler serving as Chair, and each of whom satisfies the applicable independence requirements under the NYSE rules, under our bylaws and under Rule 10A-3(b)(1) of the

Exchange Act. In addition, the Board has determined that Ms. Wheeler qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee is responsible for overseeing our corporate accounting and financial reporting process and assisting the Board in its oversight of (i) the quality and integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications, performance and independence; and (iv) the design and implementation of the Company’s internal audit function and the performance of the Company’s internal audit function. The Audit Committee is responsible for, among other things:

•	appointing, compensating, retaining and overseeing the work of our independent auditor;

•	discussing with our independent auditor any audit problems or difficulties and management’s response;

•

pre-approving all audit and non-audit services provided to us by the Company’s independent auditor (other than those provided pursuant to appropriate preapproval policies established by the Audit Committee or exempt from such requirement under SEC rules);

•	reviewing and discussing the Company’s annual and quarterly financial statements with management and the Company’s independent registered public accounting firm;

•

discussing and reviewing the Company’s periodic assessment of the Company’s key risk areas and providing oversight and accountability with respect to the execution of appropriate plans to mitigate and/or address such risks; and

•

establishing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

The Compensation Committee (the “Compensation Committee”) is composed of Peter C.B. Bynoe, Steven R. Koonin and Sonya E. Medina, with Steven R. Koonin serving as Chair. Our Board has determined that each member of our compensation committee qualifies as “independent” under NYSE’s additional standards applicable to compensation committee members and is a “non-employee director” as defined in Section 16b-3 of the Exchange Act. The purpose of the Compensation Committee is to, among other things, (i) oversee the discharge of the responsibilities of the Board relating to the Company’s compensation policies, plans and programs and (ii) review and assist in the determination of the compensation to be paid to executive officers and directors, as applicable. Specific responsibilities of the Compensation Committee include, among other things:

•

reviewing and making recommendations to the Board and, to the extent applicable, the Executive Chair of the Board, regarding the cash and equity compensation, evaluation and employment agreements of the Company’s Chief Executive Officer and its President and Chief Operating Officer;

•	reviewing and making recommendations regarding the cash compensation, evaluation and employment agreements of the other executive officers of the Company;

•

reviewing, considering the recommendation of the Company’s Chief Executive Officer, and approving of the equity-based compensation of the other executive officers of the Company (excluding such equity-based compensation that is subject to approval by the Board for purposes of exempting such transactions under Rule 16b-3 under the Securities Exchange Act of 1934, as amended); and

•	reviewing and recommending to the Board the compensation of directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “Nominating Committee”) is composed of Ariel Emanuel, Nick Khan and Mark Shapiro, with Mark Shapiro serving as Chair. As a “controlled company”

within the meaning of NYSE rules, the Company is permitted to, and has elected to, not comply with the requirement to establish a nominating and corporate governance committee composed of entirely independent directors. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on the Board. The Nominating Committee will consider persons identified by its members, directors, executive officers, shareholders and others.

Specific responsibilities of the Nominating Committee include, among other things and subject to the provisions of the Company’s organizational documents and the governance agreement:

•	identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the Board;

•	considering and making recommendations to the Board regarding the composition and chairmanship of the committees of the Board and its committees;

•	developing and making recommendations to the Board regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the performance of the Board, including its individual directors and committees.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “TKO Code”) applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions (“Covered Persons”). In addition to the TKO Code, Covered Persons employed by TKO OpCo and its subsidiaries will also be subject to the Endeavor Group Holdings, Inc. Code of Conduct, and Covered Persons employed by WWE and its subsidiaries will also be subject to WWE’s Code of Business Conduct. A copy of the TKO Code is available under the Investor page of our website, TKOgrp.com, and the Company intends to disclose any legally required amendments to or waivers of the applicable code in a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers will serve as members of the Company’s Compensation Committee. Prior to the consummation of the Transactions, compensation decisions for those who are to serve as executive officers of the Company were made, as to Messrs. Emanuel and Shapiro, by the Board. Mr. Emanuel also serves on the Board and the Executive Committee of Endeavor.

Related person transactions pursuant to Item 404(a) of Regulation S-K involving those who made compensation decisions for those who are to serve as the Company’s executive officers are set forth under “Certain Relationships and Related Party Transactions” and under “Executive Compensation.”

Before the consummation of the Transactions, the members of our Board received no compensation for their services as directors of TKO Group Holdings. In connection with the consummation of the Transactions, we adopted a non-employee director compensation program pursuant to which our non-employee directors who qualify as “independent” are eligible to receive compensation for their service on our board and the committees thereof.

EXECUTIVE COMPENSATION

TKO Group Holdings was formed for the purpose of holding the combined businesses of WWE and UFC following the consummation of the Transactions and did not have any operations or employees, or provide any compensation to any individuals for services, before the closing of the Transactions. Effective upon the closing of the Transactions, TKO Group Holdings entered into employment agreements with certain executive officers, which are described under “Employment Agreements,” below.

Also in connection with the Transactions, TKO Group Holdings adopted an incentive award plan, under which we may award equity-based awards to employees and service providers to us and certain of our affiliates. As described below under “2023 Incentive Award Plan,” these awards are designed to align the interests of such individuals with those of our stockholders and enable us to attract, motivate and retain talented service providers.

Following the closing, the compensation program for our executive officers will be overseen by the Compensation Committee and the Board. The elements of the compensation program are expected to include base salary, annual cash-based incentive compensation and annual equity-based compensation awards, in addition to any other required elements included in employment agreements.

Employment Agreements

Employment Agreement with Mr. Emanuel

TKO Group Holdings entered into an employment agreement with Mr. Emanuel that became effective on September 12, 2023.

The term of Mr. Emanuel’s employment agreement expires on December 31, 2027. Mr. Emanuel’s employment agreement provides that Mr. Emanuel shall serve as Chief Executive Officer and will report to our Board. In addition, Mr. Emanuel is entitled, but not obligated, to serve on the Board (and any committee thereof, to the extent permitted by applicable law and listing standards). Mr. Emanuel’s employment agreement provides that he may continue to provide services in his role and position at Endeavor, Endeavor Operating Company, LLC and their respective subsidiaries, including as such role and position may be modified. To the extent not inconsistent with the business practices and policies applicable to the Company’s employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Emanuel is permitted to serve as a member of the Board of any charitable, educational, religious or entertainment industry trade, public interest or public service organization and any “for profit” entity approved by the Board, and he may continue to serve in the board, advisory and ownership positions in which Mr. Emanuel is currently involved.

Mr. Emanuel’s employment agreement provides for an annual base salary of $3,000,000, which will be pro-rated for any partial calendar year (if applicable) and subject to increase from time to time as approved by the Board or such other party whose approval is required in accordance with the TKO Group Holdings bylaws (the “Governing Body”).

For the fiscal year 2023, Mr. Emanuel is eligible for a guaranteed annual cash bonus equal to $1,750,000.

Beginning in the fiscal year 2024, Mr. Emanuel will be eligible to receive an annual bonus with a target bonus amount equal to $7,000,000. The attainment of the annual bonus will be based on the achievement of a performance metric to be mutually agreed upon between Mr. Emanuel and the Governing Body. If (i) less than 90% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be determined and paid in the Company’s sole discretion, (ii) at least 90% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be at least 75% of the target bonus, (iii) at least 100% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be at least 100% of the target bonus, or (iv) at least 110% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be at least 125% of the target bonus. In addition to the foregoing,

Mr. Emanuel may, in the Company’s sole discretion, receive an additional cash bonus for the applicable year. Mr. Emanuel’s annual bonus and any discretionary decisions related to such bonus shall be determined by the Governing Body.

In addition, for the fiscal year 2023, Mr. Emanuel is eligible for an equity award with an aggregate value equal to $2,500,000. The fiscal year 2023 equity awards are expected to consist of restricted stock units (or similar awards) and will vest in three equal installments on each of the one-year, two-year and three-year anniversaries of the date of issuance, subject to Mr. Emanuel’s continued employment through each applicable vesting date.

Beginning in the fiscal year 2024, Mr. Emanuel will be eligible to receive annual equity awards in respect of each fiscal year commencing during the term of his employment agreement. It is expected that fifty percent of the annual equity awards for each year shall be determined based on attainment of certain annual performance metrics, and fifty percent shall be determined based on continued service and/or other criteria. Upon approval by the Governing Body, each annual equity award will represent an aggregate value (as of the date of grant) ranging from 75% to 150% of Mr. Emanuel’s target annual equity award amount of $10,000,000 (and, for the fiscal year 2024, increased by the Emanuel 2023 Stub Award Value, if applicable), to consist of restricted stock units or similar awards that vest in three equal installments on each of the one-year, two-year and three-year anniversaries of the date of issuance, subject to Mr. Emanuel’s continued employment through each applicable vesting date or as described in the next sentence. The terms and conditions of Mr. Emanuel’s equity awards (including the type, nature and vesting conditions thereof) shall be determined in the good faith discretion of the Governing Body, and the Governing Body may only change the equity awards from time-vesting to performance-vesting awards after negotiations with Mr. Emanuel in good faith. The value of Mr. Emanuel’s equity awards may exceed the expected amount for the fiscal years described above.

Mr. Emanuel’s employment agreement additionally entitles Mr. Emanuel to receive (i) a transaction bonus of $20,000,000, which will be paid within 30 days following of the date of the effective time, and (ii) a one-time equity award comprised of restricted stock, restricted stock units or similar awards with respect to a number of shares of TKO common stock equal to $40,000,000 divided by the closing price of TKO common stock on the date on which the effective time occurred. The equity award will vest in four equal installments on each of the one-year, two-year, three-year and four-year anniversaries of the date of the effective time, subject to Mr. Emanuel’s continued employment through each applicable vesting date.

Mr. Emanuel’s employment agreement further provides that Mr. Emanuel is eligible to participate in all employee benefit programs made available to all active employees. Mr. Emanuel’s employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Shapiro

TKO Group Holdings entered into an employment agreement with Mr. Shapiro that became effective on September 12, 2023.

The term of Mr. Shapiro’s employment agreement expires on the first anniversary of the date on which the effective time occurs. The employment agreement provides that Mr. Shapiro shall serve as President and Chief Operating Officer and will report to Ariel Emanuel as Chief Executive Officer of TKO Group Holdings. Mr. Shapiro’s employment agreement provides that he may continue to provide services in his role and position at Endeavor, Endeavor Operating Company, LLC and their respective subsidiaries, including as such roles and positions may be modified. To the extent not inconsistent with the business practices and policies applicable to the Company’s employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Shapiro is permitted to serve as a member of the Board of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by the Company. He may continue to serve in the Board, advisory and ownership positions in which Mr. Shapiro is currently involved. During the term of Mr. Shapiro’s employment agreement, his principal place of employment is in New York, New York.

Mr. Shapiro’s employment agreement provides for an annual base salary of $2,500,000, which will be pro-rated for any partial calendar year (if applicable) and subject to increase from time to time as approved by the Governing Body.

During the term of Mr. Shapiro’s employment agreement, Mr. Shapiro is eligible to receive an annual bonus with a target bonus amount equal to $5,500,000. The amount of the annual bonus will be based on the achievement of performance metrics based on the Company’s performance (which may include profitability, successful integration following the closing and/or renewal of medial deals), as determined by the Governing Body in good faith following consultation with Mr. Shapiro. In addition to the foregoing, Mr. Shapiro may, in the Company’s sole discretion, receive an additional cash bonus for the applicable year. Mr. Shapiro’s annual bonus and any discretionary decisions related to such bonus shall be determined by the Governing Body.

Mr. Shapiro’s employment agreement additionally entitles Mr. Shapiro to receive (i) a transaction bonus of $5,000,000, which will be paid within 30 days following the date of the effective time, and (ii) a one-time equity award comprised of restricted stock, restricted stock units or similar awards with respect to a number of shares of TKO common stock equal to $6,250,000, divided by the closing price of TKO common stock on the date on which the effective time occurred. The equity award will vest on the one-year anniversary of the date on which the effective time occurs, subject to Mr. Shapiro’s continued employment through each such date.

Mr. Shapiro’s employment agreement further provides that Mr. Shapiro is eligible to participate in all employee benefit programs made available to all active employees; provided, that Mr. Shapiro shall have reasonable access to private aircraft available to the Company for business travel purposes (or first class or charter aircraft for business travel when not using any private aircraft available to the Company) and reasonable commuting expenses (including appropriate car service). Mr. Shapiro’s employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Offer Letter with Mr. Krauss

Seth Krauss entered into an offer letter with the Company immediately after Closing memorializing his appointment as Chief Legal Officer of the Company.

Severance Payments and Benefits under Employment Agreements

Ariel Emanuel

If Mr. Emanuel’s employment is terminated without “cause” (as defined in his employment agreement) or due to a resignation for “good reason” (as defined below) he is entitled to receive (i) any unpaid annual bonus for the year prior to the year of termination, which shall be paid in a lump sum within thirty days after Mr. Emanuel’s termination of employment, and (ii) an amount equal to two times the sum of (x) his base salary and (y) his target bonus, which shall be paid ratably in monthly installments over the twenty-four month period following the date of Mr. Emanuel’s termination of employment. For Mr. Emanuel, “good reason” means the occurrence of, without Mr. Emanuel’s consent, (i) a material diminution of his duties, responsibilities or authorities as chief executive officer (including any requirement that Mr. Emanuel report to someone other than the Board), (ii) the assignment of duties inconsistent with Mr. Emanuel’s position, (iii) the material breach by the Company of any terms under Mr. Emanuel’s employment agreement, (iv) the relocation of Mr. Emanuel’s principal place of employment outside of the Los Angeles Metropolitan area or (iv) the failure of the Company to obtain the assumption in writing of its obligations under Mr. Emanuel’s employment agreement by any successor to all or substantially all of the assets of the Company.

If Mr. Emanuel’s employment is terminated due to death or disability, he will be entitled to receive any unpaid annual bonus for the year prior to the year of termination and a pro-rata portion of the target bonus for the year of termination.

Upon a termination without cause or due to a resignation for good reason, any unvested portion of Mr. Emanuel’s equity awards that is subject solely to vesting based on continued service will accelerate and vest. Additionally, any unvested portion of Mr. Emanuel’s equity awards that is subject solely to vesting based on continued service will accelerate and vest upon a Change of Control (as defined in the 2023 Incentive Plan), subject to Mr. Emanuel’s continued service through the consummation of such Change in Control.

Any severance that Mr. Emanuel is entitled to receive upon his termination by the company without cause, or due to a resignation for good reason is subject to Mr. Emanuel’s execution and non-revocation of a release of claims.

Mr. Emanuel’s employment agreement provides that, if any payments to Mr. Emanuel would be considered “excess parachute payments” under Section 280G of the Code and subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent such reduction would provide a greater net after-tax benefit to Mr. Emanuel in relation to the net after-tax benefit to Mr. Emanuel if all such payments had been made.

Mark Shapiro

If Mr. Shapiro’s employment is terminated without “cause” (as defined in his employment agreement) or due to a resignation for “good reason” (as defined below) prior to the end of his employment term, he is entitled to (i) continued payment of his base salary commencing on the date of termination and ending on the 24-month anniversary of the effective date, (ii) payment of his target bonus for the period ending on the first anniversary of the effective date (less any bonus previously paid for that period) and (iii) an amount equal to his target bonus for each calendar year commencing with the calendar year in which the first anniversary of the effective date occurs and ending on the 24-month anniversary of the effective date (prorated for any partial year). For Mr. Shapiro, “good reason” means, the occurrence of, without Mr. Shapiro’s consent, the breach by the Company of any terms under Mr. Shapiro’s employment agreement (including Mr. Shapiro’s ceasing to report directly to Mr. Emanuel as Chief Executive Officer, except in the event of the termination of Mr. Emanuel’s employment as a result of Mr. Emanuel’s death or disability).

If, before the end of the term of Mr. Shapiro’s employment agreement, the Company fails to give Mr. Shapiro a bona fide offer of employment that provides compensation that is substantially comparable to the compensation provided under his employment agreement and an annual target equity award opportunity equal to at least $7,000,000 (excluding his one-time equity award of $6,250,000 and one-time cash award of $5,000,000, each as described above in “—Employment Agreement with Mr. Shapiro”), and Mr. Shapiro’s employment is then either terminated by the Company without cause or by Mr. Shapiro for any reason (an “Employer Non-Renewal”), Mr. Shapiro shall be entitled to (i) continued payment of his base salary as though he had remained employed for twelve months following the termination date, and (ii) payment of an amount equal to his target annual bonus for each calendar year during the period commencing with the calendar year in which the date of termination occurs and ending on the twelve month period immediately following Mr. Shapiro’s termination of employment (prorated for any partial year).

If Mr. Shapiro terminates his employment for any reason within 30 days following the end of the term of the employment agreement for any reason other than an Employer Non-Renewal, as long as (i) at the time of such termination, the Company has not terminated Mr. Shapiro for cause and (ii) Mr. Shapiro continues to provide services to the Company through the thirtieth day following the end of the term of the employment agreement, Mr. Shapiro shall be entitled to (i) continued payment of his base salary for six months following termination and (ii) an amount equal to fifty percent of his target annual bonus.

If Mr. Shapiro’s employment is terminated due to death or disability prior to the end of his employment term, he shall be entitled to payment of his target annual bonus for his employment term, pro-rated for the portion of his employment term in which he was employed.

If Mr. Shapiro’s employment is terminated by the company without cause or due to a resignation for good reason prior to the end of his employment term, any unvested portion of Mr. Shapiro’s one-time equity will accelerate and vest in full. The equity award will also accelerate and vest in full upon a Change of Control (as defined in Mr. Shapiro’s employment agreement), subject to Mr. Shapiro’s continued service through the consummation of such Change of Control.

Any severance that Mr. Shapiro is entitled to receive upon his termination by the company without cause, due to a resignation for good reason or, due to an Employer Non-Renewal is subject to Mr. Shapiro’s execution and non-revocation of a release of claims.

Mr. Shapiro’s employment agreement provides that, if any payments to Mr. Shapiro would be considered “excess parachute payments” under Section 280G of the Code and subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent such reduction would provide a greater net after-tax benefit to Mr. Shapiro in relation to the net after-tax benefit to Mr. Shapiro if all such payments had been made.

The Board and Compensation Committee may determine to enter into employment agreements with our executive officers, but is not required to do so.

2023 Incentive Plan

Our Board and stockholders adopted the 2023 Incentive Plan, which became effective upon the consummation of the Transactions. The following is a summary of certain terms and conditions of the 2023 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2023 Incentive Plan, a copy of which is attached as Exhibit 10.16 and is incorporated by reference into this registration statement. You are encouraged to read the full 2023 Incentive Plan.

Administration. The 2023 Incentive Plan is administered by the Board, provided it may also delegate authority to administer the 2023 Incentive Plan to one or more committees consisting of directors and/or executive officers, subject to certain limitations that may be imposed under the 2023 Incentive Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The Board or its authorized delegate is herein referred to as the “Administrator.” Under the 2023 Incentive Plan, the Administrator generally has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, the method by which an award can be settled, exercised, cancelled, forfeited, suspended or repurchased, institute and determine the terms of an exchange program, determine the circumstances when delivery or cash, property or other amounts payable with respect to an award may be deferred, determine the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award which could provide for the surrender or cancellation, transfer, or reduction or increase of exercise price, of outstanding awards or take other actions that the Administrator deems necessary or desirable for the administration of the 2023 Incentive Plan or to comply with applicable law, subject to the limitations provided for in the 2023 Incentive Plan. The Administrator’s determinations under the 2023 Incentive Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the 2023 Incentive Plan or any award thereunder.

Eligibility. Any current or prospective employees (except those covered by a collective bargaining agreement), directors, officers, consultants or advisors of the Company, TKO OpCo or any of their respective subsidiaries, who are eligible for awards under applicable securities law and selected by the Administrator will be eligible for awards under the 2023 Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules or as otherwise limited by the terms of the 2023 Incentive Plan, the Administrator will have the authority to determine who will be granted an award under the 2023 Incentive Plan.

Number of Shares Authorized. The number of shares of TKO Class A common stock that are initially reserved for issuance under the 2023 Incentive Plan may not exceed 10,000,000.

No more than 10,000,000 shares of TKO Class A common stock may be issued with respect to incentive stock options under the 2023 Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-affiliate director under the 2023 Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-affiliate director during such fiscal year, in each case solely in respect of such non-affiliate director’s service on the Board, will be $750,000, provided, that such limit shall not apply to any awards issued to a non-affiliate director in respect of any one-time initial equity grant upon a non-affiliate director’s appointment to the Board or in the event of extraordinary circumstances, to the extent such non-affiliate director receiving such additional compensation does not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving other non-affiliate directors.

The number of shares of TKO Class A common stock reserved for issuance under the 2023 Incentive Plan will be reduced by the relevant number of shares granted under the 2023 Incentive Plan for each award that is valued by reference to a share of TKO Class A common stock; provided, that awards that are valued by reference to shares of TKO Class A common stock but are paid in cash pursuant to their terms or the 2023 Incentive Plan and dividend equivalents paid in cash in conjunction with any award will not reduce the number of shares reserved for issuance. If any award granted under the 2023 Incentive Plan expires, terminates, is canceled, forfeited, exchanged or surrendered without being vested, settled or exercised (including, without limitation, pursuant to an exchange program), any shares subject to such award will again be made available for future grants. Notwithstanding the foregoing, certain shares shall not become available for future issuance under the plan, including those shares that are (a) tendered by participants, or withheld by the Company, as full or partial payment to the Company upon exercise of stock options granted under the 2023 Incentive Plan, (b) reserved for issuance upon the grant of stock appreciation rights, to the extent that the number of reserved shares of TKO Class A common stock exceeds the number of shares of TKO Class A common stock actually issued upon the exercise of the stock appreciation rights, (c) purchased on the open market by the Company with cash proceeds received from exercise of stock options or (d) tendered to pay the exercise price of an award or to satisfy withholding taxes owed. Notwithstanding the above, after the tenth anniversary of the earlier of (a) the date on which the 2023 Incentive Plan is adopted by the Board and (b) the date that the 2023 Incentive Plan is approved by the Company’s stockholders, no shares shall again be available for future grants of awards under the 2023 Incentive Plan to the extent that such return of shares would at such time cause the 2023 Incentive Plan to constitute a “formula plan” or constitute a “material revision” of the 2023 Incentive Plan subject to stockholder approval under then-applicable rules of the NYSE (or any other applicable exchange or quotation system).

Change in Capitalization. If there is a change in the Company’s capitalization in the event of any stock or extraordinary cash dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of TKO Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the Administrator determines that an adjustment to the terms of the 2023 Incentive Plan (or awards thereunder) is necessary or appropriate, then the Administrator shall make adjustments in such manner as it may deem equitable. Such adjustments may be to the number of shares reserved for issuance under the 2023 Incentive Plan, the number of shares covered by awards then outstanding under the 2023 Incentive Plan, the limitations on awards under the 2023 Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine to be appropriate.

Awards Available for Grant. The Administrator may grant awards of non-qualified options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), other stock or cash-based awards, dividend equivalent awards or any combination of the foregoing. Awards may be granted under the 2023 Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (which are referred to herein as “Substitute Awards”).

Stock Options. The Administrator will be authorized to grant options to purchase shares of TKO Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2023 Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option” and such options otherwise qualify for such treatment. Options granted under the 2023 Incentive Plan will be subject to the terms and conditions established by the Administrator. Under the terms of the 2023 Incentive Plan, the exercise price of the options will not be less than the fair market value of TKO Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2023 Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Administrator and specified in the applicable award agreement. The maximum term of an option granted under the 2023 Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of TKO Class A common stock is prohibited by any exchange or insider trading policy that may be established by the Company or any “black-out” or similar period under the Company’s policies covering trading of securities, solely in respect of non-qualified options, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of TKO Class A common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Administrator may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes; (ii) if there is a public market for the shares of TKO Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism; or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash. No incentive stock options may be granted after the tenth anniversary of the earlier of (a) the date of approval by the Board or (b) the date of approval by TKO stockholders.

Stock Appreciation Rights. The Administrator will be authorized to award SARs under the 2023 Incentive Plan. SARs will be subject to the terms and conditions established by the Administrator. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An award of options granted under the 2023 Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Administrator (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of TKO Class A common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Administrator and reflected in the award agreement.

Restricted Stock. The Administrator will be authorized to grant restricted stock under the 2023 Incentive Plan, which will be subject to the terms and conditions established by the Administrator. Restricted stock is Class A common stock that generally is non-transferable and is subject to other restrictions determined by the Administrator for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Administrator will be authorized to award RSU awards, which will be subject to the terms and conditions established by the Administrator. An RSU award, once vested, may be settled in shares of TKO Class A common stock based on the number of units earned, or in cash equal to the fair market value of the number of shares of TKO Class A common stock to be received upon settlement based on the number of units earned, at the election of the Administrator. RSUs may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Administrator.

Other Stock or Cash Based Awards; Dividend Equivalents. The Administrator will be authorized to grant awards of unrestricted shares of TKO Class A common stock, awards that provide for cash payments, rights to receive grants of awards at a future date or other awards denominated in shares of TKO Class A common stock under such terms and conditions as the Administrator may determine and as set forth in the applicable award agreement. Other stock or cash-based awards may be available as a form of payment in settlement of other awards granted under the 2023 Incentive Plan, as stand-alone payments, as part of or in settlement of a bonus, deferred bonus, deferred compensation, phantom equity or other arrangement or as a payment in lieu of compensation to which a participant is otherwise entitled. The Administrator may also provide dividend equivalents alone or as part of an award, on a current or deferred basis, on such terms and conditions as may be determined by the Administrator.

Performance Criteria. The Administrator may select performance criteria for awards granted under the 2023 Incentive Plan for the purposes of establishing performance goals for an applicable performance period. The performance criteria that may be used to establish performance goals under the 2023 Incentive Plan may include, but are not limited to, the following: net earnings, losses and operating income (either before or after one or more of the following: interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes); adjusted net income; operating earnings or profit (either before or after taxes); cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets; return on capital (or invested capital) and cost of capital; return on stockholders’ equity; total stockholder return; return on sales; gross or net profit or operating margin; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); implementation or completion of critical projects; market share; economic value; individual employee performance; and specified, objective metrics (such as, without limitation, number of subscribers, viewership or other program ratings, social media metrics, live event attendances or average ticket price), any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or other employees or to market performance indicators or indices.

Effect of a Change of Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change of control, severance or other agreement between a participant and TKO Group Holdings, TKO OpCo or any respective subsidiary thereof, in the event of a change of control, if a participant’s employment or service is terminated by the Company, TKO OpCo or any respective subsidiary thereof other than for cause (and other than due to death or disability) within the twelve-month period following a change of control, then the Administrator may (but is not obligated to) provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or RSUs (including without limitation a waiver of any applicable performance goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that is determined to become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Administrator and prorated for the number of days elapsed from the grant date of such award through the date of termination. Notwithstanding the above, the Administrator shall exercise such discretion over the timing or settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order, unless the Administrator permits the award to be transferred to a permitted transferee (as defined in the 2023 Incentive Plan).

Amendment. The Administrator may amend, suspend or terminate the 2023 Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient. Stockholder approval is not required for an exchange program.

The Administrator may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 10D-1 of the Exchange Act) and/or the rules and regulations of the NYSE or other applicable securities exchange, or as required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Section 162(m). In general, Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to certain employees designated in Section 162(m) of the Code, currently including, but not limited to, to (a) its chief executive officer, chief financial officer and the three other officers whose compensation is required to be disclosed in its proxy statement (or any of the foregoing employees for any preceding taxable year beginning after December 31, 2016) and (b) for any taxable year beginning after December 31, 2026, any employee who is among the five highest compensated employees for such taxable year (other than those described in (a) above for such taxable year). The Company believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating its named executive officers and other highly compensated employees in a manner that the Company believes can best promote its corporate objectives. As a result, while TKO Group Holdings may take into account any limitations of Section 162(m) of the Code, it intends to continue to compensate its executive officers and other highly compensated employees in a manner consistent with the best interests of its stockholders and reserves the right to award compensation (including compensation under the 2023 Incentive Plan) that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

Director Compensation

Following the consummation of the Transactions, we implemented a policy (the “Director Compensation Policy”) pursuant to which each non-employee director receives an annual director fee of $107,000 as well as an additional annual fee of $15,000 for service as the chair of the audit committee and an additional annual fee of $21,000 for service (including as chair) on the audit committee, each earned on a quarterly basis. The policy provides for an additional annual fee of $20,000 for service as the chair of the compensation committee and an additional annual fee of $10,000 for service (including as chair) on the compensation committee, each earned on a quarterly basis, and an annual fee of $15,000 for service as the chair of the nominating and corporate governance committee and an additional annual fee of $7,500 for service (including as chair) on the nominating and corporate governance committee, each earned on a quarterly basis.

Effective as of the closing date, each non-employee director who served and will continue to serve on the Board was granted a restricted stock unit award with a grant date value of $182,000, calculated based on the fair market value of such shares on the closing date.

Each non-employee director will also receive an annual restricted stock unit award with a grant date value of $182,000, calculated based on the average closing price (as reported on the applicable stock exchange on which shares of our Class A common stock are traded for the 20 trading days preceding the date of grant or, if such shares have been trading for less than 20 days, the number of days these shares have been trading preceding the date of grant), entitling them to receive shares of our Class A common stock upon vesting. Additionally, each non-employee director who was initially elected or appointed to the Board following the closing date will receive a grant of our Class A common stock with a grant date value, calculated based on the average closing price (as reported on the applicable stock exchange on which shares of our Class A common stock are traded for the 20 trading days preceding the date of grant or, if such shares have been trading for less than 20 days, the number of days these shares have been trading preceding the date of grant), equal to the product of $182,000, and a fraction calculated as follows: (i) before our first annual shareholder meeting, the numerator of which is (x) the number of days between the closing date and the anticipated date of our first annual shareholder meeting (as determined by the Board) minus (y) the number of days in the period beginning on the date of the effective time and ending on such non-employee director’s start date, and the denominator of this fraction is the number of days in the period between the closing date and the anticipated date of our first annual shareholder meeting and (ii) following the our first annual shareholder meeting, the numerator of this fraction is (x) 365 minus (y) the number of days in the period beginning on the date of the annual shareholder meeting immediately preceding such non-employee director’s start date, and ending on such non-employee director’s start date, and the denominator of this fraction is 365.

Each equity grant will vest in full on the date of our annual shareholder meeting immediately following the date of grant, subject to the non-employee director continuing in service through such meeting date, and is further subject to accelerated vesting upon a change in control (as defined in the 2023 Incentive Plan).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance regarding our status as a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Under the registration rights agreement entered in connection with the closing of the Transactions, we are obligated to register the offer and sale of the shares covered by this prospectus by the selling stockholders.

The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The beneficial ownership of our voting securities is based on 83,162,446 shares of our Class A common stock and 89,616,891 shares of our Class B common stock, each issued and outstanding as of September 12, 2023.

Vincent K. McMahon, Nick Khan and Steven R. Koonin, who are directors of TKO, will be selling stockholders in this offering.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o TKO Group Holdings, Inc., 200 Fifth Avenue, 7th Floor, New York, NY 10010.

	Class A Common Stock Owned(1)						Class B Common Stock Owned				Combined Voting Power(2)
	Before this Offering		Maximum Number of Shares That May be Offered Pursuant to this Prospectus		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
Name and Address of Beneficial Owner	Number	%			Number	%	Number	%	Number	%	%	%
5% Equityholders
Endeavor Group Holdings, Inc.(3)	89,616,891	51.9	—		89,616,891	51.9	89,616,891	100	89,616,891	100	51.9	51.9
Silver Lake Group, L.L.C.(3)(4)	89,616,891	51.9	—		89,616,891	51.9	89,616,891	100	89,616,891	100	51.9	51.9
Patrick Whitesell(3)(5)	89,616,891	51.9	—		89,616,891	51.9	89,616,891	100	89,616,891	100	51.9	51.9
Directors and Named Executive Officers and Selling Stockholders
Vincent K. McMahon(6)	28,752,105	34.6	28,835,207	(8)	—	—	—	—	—	—	16.6	—
Ariel Emanuel(3)(7)	89,616,891	51.9	—		89,616,891	51.9	89,616,891	100	89,616,891	100	51.9	51.9
Peter C.B. Bynoe	—	—	—		—	—	—	—	—	—	—	—
Egon P. Durban(3)(4)	89,616,891	51.9	—		89,616,891	51.9	89,616,891	100	89,616,891	100	51.9	51.9
Nick Khan	53,894	*	234,424	(9)	—	—	—	—	—	—	*	—
Steven R. Koonin	3,508	*	3,508		—	—	—	—	—	—	*	—
Jonathan A. Kraft	5,000	*	—		5,000	*	—	—	—	—	*	*
Seth Krauss	—	—	—		—	—	—	—	—	—	—	—
Sonya E. Medina	—	—	—		—	—	—	—	—	—	—	—

	Class A Common Stock Owned(1)					Class B Common Stock Owned				Combined Voting Power(2)
	Before this Offering		Maximum Number of Shares That May be Offered Pursuant to this Prospectus	After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
Name and Address of Beneficial Owner	Number	%		Number	%	Number	%	Number	%	%	%
Mark Shapiro	—	—	—	—	—	—	—	—	—	—	—
Nancy R. Tellem	—	—	—	—	—	—	—	—	—	—	—
Carrie Wheeler	—	—	—	—	—	—	—	—	—	—	—
Andrew Schleimer	—	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (13 persons)	118,431,398	68.5	29,073,139	89,621,891	51.9	89,616,891	100	89,616,891	100	68.5	51.9

*	Less than one percent
(1)

Each TKO OpCo Unit (other than TKO OpCo Units held by us) is redeemable from time to time at each holder’s option for, at our election, newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from the sale of newly issued shares of our Class A common stock, a cash payment equal to the closing price of one share of Class A common stock on the last full trading day immediately prior to the redemption date for each TKO OpCo Unit so redeemed, in each case, in accordance with the terms of the TKO Operating Agreement. In this table, beneficial ownership of TKO OpCo Units has been reflected as beneficial ownership of shares of our Class A common stock for which such TKO OpCo Units may be exchanged. When a TKO OpCo Unit is exchanged by a holder thereof, a corresponding share of Class B common stock will be cancelled.

(2)

Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our certificate of incorporation.

(3)

Includes (i) 76,712,059 TKO OpCo Units (and associated shares of our Class B common stock) held of record by Endeavor OpCo, (ii) 6,362,799 TKO OpCo Units (and associated shares of our Class B common stock) held of record by January Capital HoldCo, LLC (“January HoldCo”), and (iii) 6,542,033 TKO OpCo Units (and associated shares of our Class B common stock) held of record by January Capital Sub, LLC (“January Sub,” and together with Endeavor OpCo and January Holdco, the “EDR Subscribers”). Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member of Endeavor OpCo. Endeavor OpCo is the managing member of January HoldCo, which in turn is the managing member of January Sub. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers.

(4)

Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P. (the “Silver Lake Equityholders”) have designated members of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor. Mr. Egon Durban is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of each of the Silver Lake Equityholders. Mr. Durban is a director of TKO Group Holdings and is a Co-CEO and Managing Member of Silver Lake Group, L.L.C. Securities reported on this registration statement are held solely for subsidiaries of Endeavor. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issues. The principal office of each of Mr. Durban and each of the entities identified in this footnote is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(5)

Patrick Whitesell is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor. Mr. Whitesell disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, if any. The principal office of Mr. Whitesell is c/o Endeavor Group Holdings, Inc., 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90210.

(6)

Vincent K. McMahon is the holder of record of the shares of common stock reported herein. Mr. McMahon has pledged (x) 3,484,006 of these shares as collateral to secure his obligations under a prepaid forward contract with Morgan Stanley Bank, N.A. (“MSB”) and (y) 7,170,130 of these shares as collateral to secure his obligations under loans from Morgan Stanley Private Bank, National Association (“MSPB”), some or all of which shares may be sold by MSB and MSPB pursuant to this prospectus upon the occurrence of events set forth in the applicable documents governing such obligations.

(7)

Ariel Emanuel, our Chief Executive Officer and director, is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor. Mr. Emanuel disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, if any.

(8)	Includes 83,102 shares of Class A common stock issuable upon the conversion of restricted stock units held by Mr. McMahon.
(9)	Includes 180,530 shares of Class A common stock issuable upon the conversion of restricted stock units held by Mr. Khan.

Relationships and Agreements with the Selling Stockholders

For information on relationships and agreements between us and certain of the selling stockholders, see “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Limited Liability Company Agreement of TKO OpCo

On September 12, 2023, Endeavor, TKO OpCo and TKO Group Holdings entered into the Limited Liability Company Agreement of TKO OpCo (the “TKO Operating Agreement”). The Company operates its business through TKO OpCo and its subsidiaries, in accordance with the terms of the TKO Operating Agreement. As sole managing member of TKO OpCo, TKO Group Holdings has control over all of the affairs and decision-making of TKO OpCo. As such, TKO Group Holdings is responsible for all operational and administrative decisions of TKO OpCo and the day-to-day management of TKO OpCo’s business. TKO Group Holdings will fund any dividends to TKO Group Holdings stockholders (if any) by causing TKO OpCo to make distributions to its equityholders, including TKO Group Holdings, subject to the limitations imposed by the TKO Operating Agreement.

The holders of common units of TKO OpCo, including TKO Group Holdings, will generally incur U.S. federal, state and local income taxes on their allocable share of any net taxable income of TKO OpCo. Net profits of TKO OpCo will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of equity interests in TKO OpCo, though certain non-pro rata adjustments may be made to reflect tax depreciation, amortization and other allocations as required under applicable law or as provided for in the TKO Operating Agreement. The TKO Operating Agreement provides for cash distributions to the holders of common units for purposes of funding their tax obligations in respect of the taxable income of TKO OpCo that is allocated to them (or otherwise generally provides for the TKO OpCo members to be provided with liquidity), subject to available cash and any negative covenants in applicable loan agreements. Generally, these tax distributions are calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in Los Angeles, California or New York, New York (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes and any limitations thereon, with the same assumed tax rate applicable to all TKO OpCo members. Distributions (including tax distributions) made in respect of common units are generally to be paid pro rata in respect of such common units.

The TKO Operating Agreement provides that, except as otherwise determined by TKO Group Holdings, if at any time TKO Group Holdings issues shares of TKO Class A common stock or any other equity or equity-linked security of TKO Group Holdings entitled to any economic rights, TKO OpCo will then issue an equal amount of common units (or other security with corresponding economic rights) of TKO OpCo to TKO Group Holdings. Similarly, except as otherwise determined by TKO Group Holdings, TKO OpCo will not issue any additional common units to TKO Group Holdings unless TKO Group Holdings issues or sells an equal number of shares of TKO Group Holdings Class A common stock. Conversely, except as otherwise determined by TKO Group Holdings, if at any time any shares of TKO Group Holdings Class A common stock are redeemed, repurchased or otherwise acquired, TKO OpCo will redeem, repurchase or otherwise acquire an equal number of common units held by TKO Group Holdings upon the same terms and for the same price per security, as the shares of TKO Group Holdings Class A common stock are redeemed, repurchased or otherwise acquired. In addition, except as otherwise determined by TKO Group Holdings, TKO OpCo will not affect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of TKO OpCo Units unless it is accompanied by a substantively identical subdivision or combination of TKO Group Holdings common stock.

Subject to certain exceptions, TKO OpCo will indemnify all of its members and their officers and other related parties against all losses or expenses arising from claims or other legal proceedings in which any such person (in its capacity as such) may be involved or become subject to in connection with TKO OpCo’s business or affairs or the TKO Operating Agreement or any related document.

The TKO Operating Agreement provides that the members of TKO OpCo (other than TKO Group Holdings) (or certain permitted transferees thereof) have the right from time to time, subject to certain restrictions, to cause TKO OpCo to redeem any or all of their common units (with the simultaneous redemption of shares of TKO Group Holdings Class B common stock), in exchange for, at TKO Group Holdings’s election (subject to certain exceptions), either cash (based on the market price of a share of TKO Class A common stock) or shares of TKO Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by TKO Group Holdings. If, on the date of the applicable exchange notice, the aggregate amount of TKO Group Holdings’ cash balance plus the aggregate amount of any loans by TKO Group Holdings to TKO OpCo as permitted under TKO Group Holdings’ cash management policy, in the aggregate, is in excess of $100 million, any exchange may only occur 30 days following the giving of notice by Endeavor.

Under the Governance Agreement, common units will be subject to restrictions on transfer, which are more fully described in the section entitled “—Certain Restrictions on the EDR Subscribers and Endeavor” below.

Governance Agreement

At the completion of the Transactions, we entered into a governance agreement with Endeavor, EDR OpCo, January Capital Sub, LLC, January Capital HoldCo, TKO OpCo and Mr. McMahon (the “governance agreement”). Pursuant to the governance agreement, WWE, Mr. McMahon, the WWE Designees and Endeavor are entitled to certain appointment rights relating to TKO Group Holdings’ Board. The governance agreement also places restrictions on the EDR subscribers’ ability to effect certain actions.

TKO Group Holdings Board Nominees

Appointment Rights Held by WWE, Mr. McMahon and the WWE Designees

The governance agreement provides that, until Sunset Date, TKO Group Holdings’ slate of individuals nominated for election to the TKO Group Holdings Board will include all five of the WWE Designees, provided that the WWE Designees will include at least three independent directors. Until the Executive Chair Sunset and the Sunset Date, Mr. McMahon has the right to designate the nominee for his seat, one non-independent director and one independent director. The then-appointed WWE Designees (acting by majority) have the right to nominate the other two WWE Designees, each of whom must be independent. If, upon the occurrence of the Executive Chair Sunset, the Sunset Date has not occurred, then from the Executive Chair Sunset until the Sunset Date, the then-appointed WWE Designees will have the right to designate the successors to all five of the WWE Designees, three of whom must be independent.

Appointment Rights Held by Endeavor

Until the date on which Endeavor no longer owns, directly or indirectly, more than 20% in the aggregate of the voting power of the then-outstanding shares of capital stock of TKO Group Holdings, the slate of individuals nominated for election to the TKO Group Holdings Board includes the EDR Designees, provided that the EDR Designees shall at all times include at least three independent directors. In the event that a majority of the TKO Group Holdings Board determines in good faith that an EDR Designee is not qualified to serve on the TKO Group Holdings Board or does not satisfy an applicable law or other regulation of the SEC or NYSE, then such individual will not be included in the slate of nominees and Endeavor will be permitted to submit a replacement nominee to the slate of individuals nominated for election to the TKO Group Holdings Board in accordance therewith. TKO Group Holdings will take all necessary action within its control so that each replacement nominee is nominated and elected to the TKO Group Holdings Board.

Other Appointment Provisions

Under the governance agreement, subject to the rights to designate a replacement as otherwise set forth therein, the full TKO Group Holdings Board has the right to designate nominees for election at annual stockholder meetings for, or to fill vacancies in, all director positions. Subject to the right to designate a replacement, in the event that the nominating and corporate governance committee of the TKO Group Holdings Board determines in good faith that a nominating person’s designee that must be independent does not satisfy the applicable independence criteria, then TKO Group Holdings will not be required to include such individual in the slate of nominees to be recommended by the TKO Group Holdings Board for election; however, the nominating person of any such individual is permitted to submit a replacement nominee that would qualify as independent. For so long as any nominating person has the right to designate an EDR Designee or a WWE Designee, in the event that (a) a vacancy is created at any time by the death, disability, retirement, resignation or removal of an EDR Designee or a WWE Designee or (b) an individual is disqualified by the TKO Group Holdings Board or the nominating and corporate governance committee, then the applicable nominating person may designate another individual as its designee to either fill the applicable vacancy or be included on the slate of nominees to be recommended by the TKO Group Holdings Board for election at its next meeting of the stockholders, and TKO Group Holdings will take all necessary action within its control so that each replacement nominee is nominated and elected to the TKO Group Holdings Board.

At any meeting convened before the occurrence of the Sunset Date at which directors are to be elected, the EDR subscribers and each of their permitted transferees have agreed to vote all of their shares of common stock in favor of the election of the WWE Designees and the EDR subscribers and each of their permitted transferees have agreed to vote all of their shares of TKO Group Holdings common stock against any action take in respect of the removal of any such WWE Designees from the TKO Group Holdings Board. At any meeting of the stockholders of TKO Group Holdings convened before the occurrence of the Sunset Date at which directors are to be elected, Mr. McMahon and each of his permitted transferees have agreed to vote all of their shares of TKO Group Holdings common stock in favor of the election of the EDR Designees and Mr. McMahon and each of his permitted transferees have agreed to vote all of their shares of TKO Group Holdings common stock against any action taken in respect of the removal of any such EDR Nominee from the TKO Group Holdings Board.

Certain Restrictions on the EDR Subscribers and Endeavor

During the period beginning on the date of the execution of the governance agreement and ending on the two-year anniversary of the date of its execution, except for certain permitted transfers or transfer of shares of TKO Group Holdings Class A common stock or common units at a price below the 30-day VWAP of shares of TKO Group Holdings Class A common stock (or other applicable principal security of TKO Group Holdings from time to time), the EDR subscribers will not transfer any (i) shares of TKO Group Holdings Class A common stock or (ii) common units, without the approval of a majority of the WWE Designees. Following the two year anniversary of the completion of the Transactions, the EDR subscribers will be permitted to transfer their shares of TKO Group Holdings common stock or common units, other than transfers that (A) would be at a price above the 30-day VWAP of shares of TKO Group Holdings Class A common stock (or other applicable principal security of TKO Group Holdings from time to time) and (B) would result in any third party controlling 25% or more of the voting power or economic interests of TKO Group Holdings or TKO OpCo, which transfers will require either (i) the approval of a majority of the WWE Designees or (ii) the acquiror in such a proposed transfer to make a pro rata offer on equivalent terms to all of the other securityholders of TKO Group Holdings and TKO OpCo, as applicable.

Without the approval of a majority of the independent directors of the TKO Group Holdings Board, Endeavor and its controlled affiliates have agreed not to (a) acquire all of the outstanding equity interests in, or all or substantially all of the assets of, TKO Group Holdings or TKO OpCo, (b) increase their direct or indirect beneficial ownership or economic or voting interests in TKO Group Holdings or TKO OpCo above 75% of the then-current outstanding economic or voting interests of TKO Group Holdings or TKO OpCo by virtue of additional acquisitions or (c) effect a sale of TKO Group Holdings or TKO OpCo that would result in the receipt of a disproportionate “control premium” (or other disparate consideration) relative to other stockholders of TKO Group Holdings (except for amounts explicitly and directly in respect of services contemplated by the services agreement).

During the period beginning on the date of the execution of the governance agreement and ending on the later of (i) the five-year anniversary of the completion of the Transactions and (ii) the six-month anniversary of Endeavor ceasing to hold or beneficially own, directly or indirectly (including through controlled affiliates) more than 20% (in the aggregate) of the voting power of the then-outstanding shares or capital stock of TKO Group Holdings, Endeavor has agreed not to, and will cause its controlled affiliates (other than TKO OpCo and its subsidiaries) not to, (a) other than de minimis passive investments, acquire or invest in any professional wrestling league that is competitive with WWE or other professional mixed martial arts league that is competitive with UFC (acting alone or in concert with any person (including any other affiliates of Endeavor)) or (b) represent (i) any professional wrestling league that is competitive with WWE, (ii) any athlete or wrestling talent in respect of their contractual relationship with TKO OpCo or any of its subsidiaries or (iii) any former wrestling talent of WWE in respect of their contractual relationship with any professional wrestling league that is competitive with WWE.

Services Agreement

On September 12, 2023, we entered into a services agreement with Endeavor and TKO OpCo (the “services agreement”) whereby Endeavor and its affiliates provide, or cause to be provided, certain services to TKO OpCo and its subsidiaries, and TKO OpCo and its subsidiaries provide, or cause to be provided, certain services to Endeavor and its affiliates. The services to be provided pursuant to the services agreement cover the following general areas:

•

Transition Services: Endeavor and its affiliates will provide TKO OpCo and its subsidiaries transition services on a temporary basis to support the transition of certain human resources functions to TKO OpCo and its subsidiaries.

•

Administrative Services: Endeavor and its affiliates will provide to TKO OpCo and its subsidiaries administrative support services in the areas of finance and accounting, tax, human resources, information technology, facilities, insurance, procurement, legal, corporate communications and business development. TKO OpCo and its subsidiaries will provide administrative support services to Endeavor and its affiliates in the areas of facilities, legal support, information technology and human resources.

•

Commercial Services: Endeavor and its affiliates will provide to TKO OpCo and its subsidiaries commercial services covering streaming services, live event production, content production, ticketing and hospitality, content licensing, gaming-related services, marketing and event services, consumer product licensing and sponsorships.

The services agreement became effective upon the completion of the Transactions and, subject to certain termination rights of each party, has an initial term of seven years with successive automatic renewal periods of 12 months each, unless Endeavor provides written notice of its intent not to renew. The services which are designated to be provided on a transitional basis are provided for a transitional period of time designated in the services agreement, subject to one extension of up to an additional three months by mutual agreement.

Pursuant to the services agreement and in consideration for the services provided thereunder, TKO OpCo will pay Endeavor: (i) the fees set forth below plus (ii) any and all reasonable, actual out-of-pocket costs, fees, assessments or expenses (including, without limitation, insurance premiums, license and subscription fees, rent and certain costs of third party service providers engaged in the ordinary course) incurred in connection with the performance of such services (clause (ii), “Additional Fees”):

•

WWE Service Fees: WWE has a grace period for 180 days following the completion of the Transactions (the “Grace Period”) during which time it shall pay no fee. For the 12 months following the Grace Period (the “Initial WWE Period”), WWE shall pay a service fee of $25 million. For the 12 months following the Initial WWE Period, WWE shall pay a service fee of $35 million, and for any subsequent 12-month periods, the service fee paid by WWE shall increase by 1% annually;

•

UFC Service Fees: For the 12 months following the completion of the Transactions (the “Initial UFC Period”), UFC shall pay a service fee of $35 million. For the 12 months following the Initial UFC Period, UFC shall pay a service fee of $35 million, and for any subsequent 12-month periods, the service fee paid by UFC shall increase by 1% annually;

provided that any Additional Fees in excess of $50,000.00 that are not consistent with historical practice between the parties for any individual service (including business travel and related expenses) shall require advance written approval (not to be unreasonably withheld, delayed or conditioned) of the service recipient.

Registration Rights Agreement

On September 12, 2023, we entered into a registration rights agreement with Endeavor, Mr. McMahon and other stockholders of TKO Group Holdings (the “registration rights agreement”) whereby Endeavor and Mr. McMahon have demand rights that require TKO Group Holdings to file registration statements registering their respective shares of Class A common stock (including shares of Class A common stock issuable upon the exercise by members of TKO OpCo of their redemption rights described elsewhere herein). The registration rights agreement also includes customary piggyback rights, subject to certain priority provisions.

The registration rights agreements requires TKO Group Holdings to file and thereafter keep effective a registration statement on Form S-1 under the Securities Act providing for the offer and sale of all or part of Mr. McMahon’s registrable securities, and will use reasonable best efforts to become and remain eligible to use Form S-3, and thereafter file and keep effective a registration statement on Form S-3 under the Securities Act providing for the offer and sale of Mr. McMahon’s registrable securities. In addition, the registration rights agreement requires TKO Group Holdings to register for the offer and sale of Mr. Khan’s registrable securities for a period of 90 days following the date of effectiveness of the registration statement on Form S-4.

TKO Group Holdings agreed to reasonably assist and cooperate with underwritten shelf takedown offerings for sales with an aggregate offering price of at least $50 million, and will bear all registration expenses, other than customary underwriting commissions of fees.

Stockholders Agreement

On April 2, 2023, concurrently with the execution of the transaction agreement, Endeavor and Mr. McMahon entered into the stockholders agreement (the “stockholders agreement”), pursuant to which, among other things and subject to certain exceptions set forth therein, Mr. McMahon agreed:

•	not to transfer shares of WWE common stock prior to completion of the Transactions;

•	to provide customary assistance in respect of any required regulatory filings and comply with the “clear skies” provision of the transaction agreement; and

•

following the completion of the Transactions, to provide Endeavor with a right of first offer in respect of the transfer of his shares of common stock, subject to certain exception, including in connection with any margin loans or pledges with respect to such securities.

Certain provisions of the stockholders agreement terminate upon the first to occur of: (i) the closing of the Transactions, (ii) the valid termination of the transaction agreement in accordance with its terms, (iii) the date of certain prohibited modification, waiver or amendment to the transaction agreement, or (iv) the written consent of Mr. McMahon and Endeavor.

Management Equity

For more information, please see “Executive Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Employment Arrangements

We entered into employment and other compensation agreements with certain of our named executive officers in connection with the Transaction. See “Executive Compensation.” Each of Messrs. Emanuel, Shapiro and Krauss also receive compensation from Endeavor for their services to Endeavor, the cost of which is borne by Endeavor.

Related Party Transactions Policies and Procedures

Upon the consummation of the Transactions, we adopted a written Related Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review and approval or, ratification of all related person transactions. Under the policy, related person transactions are to be reviewed and approved or ratified by (1) at least a majority of the “independent” directors (as defined in TKO’s bylaws) and (2) either (i) a majority of the Company’s Board or (ii) the Chief Executive Officer.

A “related person transaction” is defined as, subject to certain exceptions as provided under Item 404(a) of Regulation S-K, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the company (including any of its subsidiaries) was, is or will be a participant, the amount involved exceeds $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. Pursuant to TKO’s bylaws, (x) prior to the Sunset Date, transactions between TKO Group Holdings and Endeavor (or its affiliates) must be approved by (i) a majority of the Board (including Mr. McMahon, or following Mr. McMahon’s death, incapacitation or resignation, a majority of the WWE-designated directors or their successors) and (ii) a majority of the “independent” directors (as defined under TKO’s bylaws), and (y) following the Sunset Date, such transactions must be approved by (i) a majority of the Board and (ii) a majority of the Board of director’s “independent” directors (as defined under TKO’s bylaws).

DESCRIPTION OF CAPITAL STOCK

Capital Stock

The total amount of our authorized capital stock consists of (i) 5,000,000,000 shares of Class A common stock, par value $0.00001 per share; (ii) 5,000,000,000 shares of Class B common stock, par value $0.00001 per share and (iii) 1,000,000,000 shares of preferred stock, par value $0.00001 per share.

As of September 12, 2023, we had approximately 6,146 holders of record of our Class A common stock and three holders of record of our Class B common stock, although there is a much larger number of beneficial holders. The actual number of stockholders is greater than the number of record holders stated above, and includes stockholders who are beneficial owners, but whose shares are held in “street name” by brokers and other nominees. Of the authorized shares of our capital stock, 83,162,446 shares of our Class A common stock were issued and outstanding, 89,616,891 shares of our Class B common stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

Common Stock

Voting

The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of our Class A common stock and Class B common stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval.

Dividends

The holders of Class A common stock are entitled to receive dividends when, as and if declared by our Board out of legally available funds.

The holders of our Class B common stock do not have any right to receive dividends other than stock dividends consisting of shares of our Class B common stock, paid proportionally with respect to each outstanding share of our common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of all classes of common stock are entitled to their respective par value, and the holders of our Class A common stock will then be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Redemption, Transferability and Exchange

Subject to the terms of its limited liability company agreement, the members of TKO OpCo may from time to time cause the Company to redeem any or all of their vested common units (and paired shares of Class B common stock) in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock.

Other Provisions

None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights.

At such time as no TKO OpCo Units remain exchangeable for shares of our Class A common stock, all outstanding shares of Class B common stock will be cancelled.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences, and rights of each series. Our Board is also authorized to designate any qualifications, limitations, or restrictions on each series of preferred stock without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have a negative impact on the market price of our Class A common stock. We have no plan to issue any shares of preferred stock.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the Company renounces any interest or expectancy in a transaction or matter that may be a corporate opportunity for it, and the directors of the Company (other than in their capacity as officers and employees of the Company), certain directors, principals, officers, employees, members, equityholders and/or other representatives of Endeavor, Mr. McMahon and their respective affiliates, or any of the Company’s non-employee directors have no duty to present such corporate opportunity to the Company and may invest in competing businesses or do business with the Company’s clients or customers. See “Risk Factors—We are controlled by Endeavor. The interests of Endeavor may differ from the interests of other stockholders of TKO Group Holdings.” and “—The competitive opportunity provisions in our charter could enable certain directors, principals, officers, employees, members and/or other representatives of Endeavor, Mr. McMahon or their respective affiliates to benefit from competitive opportunities that might otherwise be available to us.”

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws

The provisions of our amended and restated certificate of incorporation and bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our Board.

These provisions include:

Special Meetings of Stockholders. Our amended and restated certificate of incorporation and bylaws provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the Board, the executive chairman, the chief executive officer, or any holder of 25% or more of the voting power of the Company’s issued and outstanding capital stock. Except as described above, stockholders are not permitted to call a special meeting or to require the Board to call a special meeting.

Advance Notice Procedures. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to the Board to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, unless otherwise required by law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger, or otherwise.

Business Combinations with Interested Stockholders. Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent, or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders are not deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL and provides that we provide them with customary indemnification and advancement of expenses. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC.

Securities Exchange

Our Class A common stock is listed on NYSE under the symbol “TKO.”

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes their permitted transferees, donees, pledgees, transferees or other successors-in-interest (as a gift, pledge, partnership distribution or other non-sale related transfer) selling securities received after the date of this prospectus from the selling stockholders that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part (collectively, the “holders”), may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on the NYSE or any other stock exchange, market or trading facility on which such shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. We have registered the offer and sale of the securities covered by this prospectus so that those securities may be freely sold to the public by the selling stockholders. Registration of the resale of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or resold by the selling stockholders.

The holders may use any one or more of the following methods when disposing of their shares of our Class A common stock or the Conversion Shares issuable upon conversion of the Convertible Notes:

•	an over-the-counter distribution in accordance with the rules of the applicable exchange;

•

through trading plans entered into by a selling stockholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and offer and sales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	settlement of short sales entered into after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;

•	distribution to employees, members, partners (including limited partners) or stockholders of the holders;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	through delayed delivery requirements;

•	by pledge to secured debts and other obligations;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Such transactions may or may not involve brokers or dealers. In effecting sales, brokers or dealers engaged by a holder may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers, or block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers participating in the distribution of the securities covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those broker-dealers may be deemed to be underwriting commissions under the Securities Act (it being understood that the holders shall not be deemed to be underwriters solely as a result of their participation in this offering). The holders have advised us that they have not entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of the securities covered by this prospectus.

A holder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution.

The holders also may transfer the securities in other circumstances, in which case the donees, pledgees, transferees or other successors-in-interest (as a gift, pledge, partnership distribution or other non-sale related transfer) that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a holder that such a donee, pledgee, transferee or successor intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part to name specifically such person as a holder.

The holders also may, from time to time, subject to provisions in our insider trading policy, pledge or grant a security interest in some or all of the shares of our Class A common stock owned by them, including, but not limited to, under margin provisions of customer agreements with their broker-dealers. If holders default in the performance of their margin loans or other secured obligations, the pledgees or secured parties may offer and sell their shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of holders to include the pledgee, transferee or other successors in interest as holders under this prospectus. The holders also may transfer their shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Class A common stock or interests therein, the holder may, subject to provisions in our insider trading policy, enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our securities in the course of hedging the positions they assume. The holder may also sell their securities short and deliver these securities to close out their short positions, or loan or pledge such securities to broker-dealers that in turn may sell these securities. The holder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the holder from the sale of the shares offered by them will be the purchase price of the share less discounts or commissions, if any. Each of the holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of their shares to be made directly or through agents. We will not receive any of the proceeds from the resale of shares of our Class A common stock being offered by the holders named herein.

The holders may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act.

The holders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act (“Rule 144”), provided that they meet the criteria and conform to the requirements of that rule.

In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the holders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The holders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the holders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

To the extent required, the shares of our Class A common stock to be sold, the names of the holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In compliance with the guidelines of the FINRA, the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 9% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

Upon our being notified by any holder that any material arrangement has been entered into with a broker-dealer for the sale of securities offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the participating broker-dealer(s);

•	the specific securities involved;

•	the initial price at which such securities are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	other facts material to the transaction.

To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

We have advised the holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The holders may indemnify any broker-dealer that participates in transactions involving the sale of their shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify and hold harmless, to the extent permitted by law, each selling stockholder, such selling stockholder’s officers, directors, managers, employees, partners, stockholders, members, trustees, affiliates, agents and representatives, and each person who controls such selling stockholder within the meaning of the Securities Act against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Company: (i) any untrue or alleged untrue statement of material fact contained in (A) any registration statement, prospectus, preliminary prospectus or free-writing prospectus, or any amendment thereof or supplement thereto or (B) any application or other document or communication executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the securities laws thereof, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance. In addition, the Company will reimburse such selling stockholder for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or free-writing prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by such selling stockholder expressly for use therein or by such selling stockholder’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such selling stockholder with a sufficient number of copies of the same.

We are required to pay all fees and expenses incident to the registration of the shares of our Class A common stock covered by this prospectus, including with regard to compliance with state securities or Blue Sky laws. Otherwise, all discounts, commissions or fees incurred in connection with the sale of shares of our Class A common stock offered hereby will be paid by the holder.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP.

EXPERTS

TKO Group Holdings, Inc. (f/k/a New Whale Inc.) The financial statements of New Whale Inc. as of June 30, 2023, included in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) The financial statements of Zuffa Parent, LLC as of December 31, 2022, and 2021, and for each of the three years in the period ended December 31, 2022, included in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

World Wrestling Entertainment, LLC (f/k/a World Wrestling Entertainment, Inc.) The financial statements of World Wrestling Entertainment, Inc. and subsidiaries as of December 31, 2022, and 2021, and for each of the three years in the period ended December 31, 2022, included in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which expresses an unqualified opinion on the financial statements. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being offered hereby. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being offered hereby, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract, or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You can read the registration statement at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. You can read our SEC filings at the SEC’s website at www.sec.gov. We also maintain a website at tkogrp.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TKO Group Holdings, Inc. (f/k/a New Whale Inc.)

TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC)

World Wrestling Entertainment, LLC (f/k/a World Wrestling Entertainment, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TKO Group Holdings, Inc. (f/k/a New Whale Inc.)

Opinion on the Financial Statements

We have audited the accompanying balance sheet of New Whale Inc. (the “Company”) as of June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte & Touche LLP

New York, New York

September 1, 2023

We have served as the Company’s auditor since 2023.

NEW WHALE INC.

BALANCE SHEET

June 30, 2023
SHAREHOLDER’S EQUITY
Shareholder’s Equity:
Common stock: $0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	$10
Note receivable from shareholder	(10)

Total shareholder’s equity	$—

See accompanying notes to the financial statements

NEW WHALE INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

New Whale Inc. (“the Company”) was incorporated as a Delaware corporation in March 2023. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its principal asset will be a controlling equity interest in Zuffa Parent, LLC (“HoldCo”). As the sole managing member of HoldCo, the Company will operate and control all of the business and affairs of HoldCo, and through HoldCo and its subsidiaries, conduct the Company’s business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Operations, Shareholder’s Equity and Cash Flows have not been presented because the Company has not engaged in any business or other activities other than the initial issuance of common stock.

3. SHAREHOLDER’S EQUITY

In March 2023, the Company issued 1,000 common shares to WWE for $10 note receivable from shareholder.

4. SUBSEQUENT EVENTS

Subsequent events were evaluated through September 1, 2023, which is the date the financial statements were available for issuance. The note receivable from shareholder was settled on August 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Zuffa Parent, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zuffa Parent, LLC and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter Description

The Company’s revenue is generally recognized when control of the promised goods or services is transferred to its customers either at a point in time or over time. For contracts which have more than one performance obligation the total contract consideration is allocated based on management’s estimate of each performance obligation’s stand-alone selling price. Consumer products licensing revenue is derived from licensing the

Company’s logos, trade names, trademarks and related symbolic intellectual property to third party manufacturers and distributors of branded merchandise. Many licensing agreements include minimum guarantees, which set forth the minimum royalty to be paid to the Company during a given contract year. Given the judgement involved in the determination of distinct performance obligations and the allocation of the transaction price to each distinct performance obligation, auditing the related revenue required both extensive audit effort and a high degree of audit judgement when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue recognition of consumer products licensing contracts with minimum guarantees included the following, among others:

•	We evaluated the Company’s revenue recognition policy and management’s current year accounting assessment for consumer products licensing agreements with minimum guarantees.

•	We obtained and read a sample of consumer products licensing contracts, including master agreements, amended agreements, and other source documents that were part of the contract.

•	We tested management’s identification of the performance obligations within the consumer products licensing contracts.

•	We tested management’s allocation of transaction price to each distinct performance obligation.

•	We tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

/s/ Deloitte & Touche LLP

New York, NY

May 12, 2023

ZUFFA PARENT, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$180,574	$874,688
Accounts receivable (1)	45,448	21,565
Other current assets (2)	42,278	52,005

Total current assets	268,300	948,258

Property, buildings and equipment, net	175,048	174,049
Intangible assets, net	475,765	522,347
Operating lease right-of-use assets	23,276	19,161
Goodwill	2,602,639	2,602,639
Investments	5,416	1,749
Other assets	30,286	27,972

Total assets	$3,580,730	$4,296,175

Liabilities, Redeemable Non-controlling Interests and Members’ Equity
Current liabilities:
Accounts payable	$16,842	$11,636
Accrued liabilities	108,189	91,665
Current portion of long-term debt	22,683	22,894
Current portion of operating lease liabilities	1,793	1,583
Deferred revenue (3)	71,624	50,690
Other current liabilities (4)	9,048	8,852

Total current liabilities	230,179	187,320

Long-term debt	2,736,315	2,808,754
Long-term operating lease liabilities	22,594	18,586
Other long-term liabilities	12,818	22,923

Total liabilities	3,001,906	3,037,583

Commitments and contingencies (Note 17)
Redeemable non-controlling interests	9,908	9,700
Members’ equity:
Members’ capital	568,070	1,251,416
Accumulated other comprehensive income (loss)	846	(2,524)

Total members’ equity	568,916	1,248,892

Total liabilities, redeemable non-controlling interests and members’ equity	$3,580,730	$4,296,175

(1)	Net of allowance for doubtful accounts of $2,355 and $479, respectively, and related party receivables of $323 and $0, respectively
(2)	Including related party receivables of $24,431 and $37,772, respectively, and prepaid contract costs to related party of $258 and $780, respectively
(3)	Including related party accounts of $672 and $0, respectively
(4)	Including related party payables of $7,728 and $6,478, respectively

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2022	2021	2020
Revenue (1)	$1,140,147	$1,031,944	$891,154
Operating expenses:
Direct operating costs (2)	325,586	335,604	267,360
Selling, general and administrative expenses (3)	210,142	241,953	204,064
Depreciation and amortization	60,032	63,250	105,602

Total operating expenses	595,760	640,807	577,026

Operating income	544,387	391,137	314,128
Other (expense) income:
Interest expense, net	(139,567)	(102,247)	(118,550)
Other (expense) income, net	(1,271)	504	(358)

Income before income taxes and equity losses of affiliates	403,549	289,394	195,220
Provision for income taxes	14,318	15,769	10,324

Income before equity losses of affiliates	389,231	273,625	184,896
Equity losses of affiliates, net of tax	209	—	6,571

Net income	389,022	273,625	178,325
Less: Net income attributable to redeemable non-controlling interests	1,747	1,285	1,160

Net income attributable to Zuffa Parent, LLC	$387,275	$272,340	$177,165

(1)	Including related party revenue of $15,141, $7,669 and $1,680, respectively
(2)	Including related party expenses of $17,949, $14,164 and $9,723, respectively
(3)	Including related party expenses of $25,370, $25,350 and $29,896, respectively

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2022	2021	2020
Net income	$389,022	$273,625	$178,325
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1,192)	227	147
Cash flow hedges:
Change in net unrealized gains (losses)	4,866	2,498	(2,299)
Amortization of cash flow hedge fair value to net income	(304)	(304)	(304)

Total comprehensive income, net of tax	392,392	276,046	175,869
Less: Comprehensive income attributable to redeemable non-controlling interests	1,747	1,285	1,160

Comprehensive income attributable to Zuffa Parent, LLC	$390,645	$274,761	$174,709

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

	Members’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity
Balance as of December 31, 2019	$1,227,172	$(2,489)	$1,224,683
Comprehensive income	177,165	(2,456)	174,709
Accretion of redeemable non-controlling interests	1,160	—	1,160
Distributions	(312,315)	—	(312,315)
Cumulative transition adjustment of ASU 2016-13 adoption	(402)	—	(402)
Equity-based compensation expense	26,782	—	26,782

Balance as of December 31, 2020	$1,119,562	$(4,945)	$1,114,617

Comprehensive income	272,340	2,421	274,761
Accretion of redeemable non-controlling interests	1,285	—	1,285
Distributions	(270,339)	—	(270,339)
Contributions	35,244	—	35,244
Equity-based compensation expense	40,236	—	40,236
Proceeds from warrant exercise	53,088	—	53,088

Balance as of December 31, 2021	$1,251,416	$(2,524)	$1,248,892

Comprehensive income	387,275	3,370	390,645
Accretion of redeemable non-controlling interests	1,539	—	1,539
Distributions	(1,095,904)	—	(1,095,904)
Contributions	23,744	—	23,744

Balance as of December 31, 2022	$568,070	$846	$568,916

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2022	2021	2020
Operating activities
Net income	$389,022	$273,625	$178,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,032	63,250	105,602
Net provision for allowance for doubtful accounts	3,288	(841)	5,452
Equity losses of affiliates	209	—	6,571
Amortization of content costs	14,535	9,910	11,347
Amortization and write-off of original issue discount and deferred financing costs	10,635	8,585	6,988
Equity-based compensation expense	23,744	63,855	31,742
Change in equity investment fair value	—	(889)	—
Income taxes	2,334	(2,368)	(810)
Loss on extinguishment of debt	—	1,249	—
Other, net	3	(43)	(94)
Changes in operating assets and liabilities:
Accounts receivable	(26,404)	4,396	1,300
Other Current assets	9,979	(16,119)	(14,606)
Other noncurrent assets	(16,786)	(16,689)	(12,528)
Accounts payable and accrued liabilities	19,657	25,985	9,108
Deferred revenue	10,731	29,541	25,115
Other liabilities	744	(2,212)	(2,274)

Net cash provided by operating activities	501,723	441,235	351,238

Investing activities
Purchase of property and equipment	(11,986)	(6,790)	(20,717)
Capitalized software development costs	(418)	(4,341)	(968)
Investments in affiliates	(875)	(499)	(250)
Other, net	15	150	10

Net cash used in investing activities	(13,264)	(11,480)	(21,925)

Financing activities
Proceeds from borrowings	—	594,300	300,000
Payments on borrowings	(82,600)	(207,897)	(176,350)
Redemption of profits units	(2,877)	(2,877)	(2,877)
Payments for financing costs	—	(5,028)	(8,068)
Proceeds from warrant exercise	—	53,088	—
Distributions to members	(1,095,904)	(269,079)	(312,315)

Net cash (used in) provided by financing activities	(1,181,381)	162,507	(199,610)

Effects of exchange rate movements on cash	(1,192)	227	147
(Decrease) increase in cash and cash equivalents	(694,114)	592,489	129,850
Cash and cash equivalents, beginning of period	874,688	282,199	152,349

Cash and cash equivalents, end of period	$180,574	$874,688	$282,199

Supplemental disclosures:
Cash paid for interest	$118,315	$84,154	$102,997
Cash paid for taxes	14,794	18,579	10,184
Non-cash investing and financing activities:
Capital expenditures included in current liabilities	$3,759	$1,686	$878
Accretion of redeemable non-controlling interests	(1,539)	(1,285)	(1,160)
Capital contribution from parent for equity-based compensation	23,744	35,244	—

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Business and Organization

Zuffa Parent, LLC and its subsidiaries (collectively the “Company”, “Zuffa”, “UFC”, or “we”) is an integrated media and entertainment company, principally engaged in the development, production, sales and marketing of media and consumer products featuring the Ultimate Fighting Championship® (UFC®) and related brands. Zuffa Parent, LLC was formed on July 27, 2016, is headquartered in Las Vegas, Nevada and wholly-owns Zuffa, LLC, which is the operating entity for the Ultimate Fighting Championship.

On August 18, 2016, a buyer group that included Endeavor Operating Company, LLC (“EOC”), affiliates of Silver Lake Partners (“SLP”), affiliates of Kohlberg Kravis Roberts & Co. (“KKR”) and certain other investors (including certain existing owners as rollover investors) (the “buyer group”) acquired 100% of the equity interests of Zuffa, (the “EOC Transaction”). In connection with the acquisition, EOC was deemed to be the accounting acquirer under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) as EOC had a controlling financial interest.

In August 2017, EOC purchased the common equity interests of certain existing shareholders of the Company for $373.7 million, which included EOC exercising its call option to purchase a portion of a rollover seller’s Class B Common Units for $18.8 million. After giving effect to these transactions, EOC’s common ownership interest in the Company was 50.1%.

In May 2021, substantially simultaneous with the closing of Endeavor Group Holdings Inc.’s (“EGH”) initial public offering (the “EGH IPO”), EOC acquired the remaining equity interests in the Company resulting in EOC directly or indirectly owning 100% of the equity interests of Zuffa (the “UFC Buyout”). In addition, prior to the close of the EGH IPO, the holders of UFC profits units received EOC common units or Endeavor Manager LLC common units in exchange for such UFC profits units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by ASC Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. All intercompany transactions and balances have been eliminated. Non-controlling interest in subsidiaries are reported as a component of equity or temporary equity in the consolidated balance sheets with disclosure of the net income (loss) and comprehensive income (loss) attributable to the Company and the non-controlling interests on the consolidated statements of operations and the consolidated statements of comprehensive income (loss). The equity method of accounting is used for investments in affiliates and joint ventures where the Company has significant influence over operating and financial policies but not control. Investments in which the Company does not have significant influence over operating and financial policies are accounted for either at fair value if the fair value is readily determinable or at cost, less impairment, adjusted for subsequent observable price changes if the fair value is not readily determinable.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the allowance for doubtful accounts, content cost amortization and impairment, the fair value of the Company’s reporting unit and the assessment of goodwill, other intangible assets and long-lived assets for impairment, redeemable non-controlling interests, the fair value of equity-based compensation, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s consolidated financial statements in future periods.

Revenue Recognition

Under ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”), our sales revenue is recognized when products are delivered or as services are performed. Revenue is generally recognized when control of the promised goods or services is transferred to our customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. For contracts which have more than one performance obligation the total contract consideration is allocated based on management’s estimate of each performance obligation’s stand-alone selling price. Our pay-per-view programming revenue and consumer product licensing revenue include variable consideration in the form of sales or usage-based royalties. The variability related to these sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license.

Our payment terms vary by the type of products or services offered, and are generally subject to contractual payment terms, which may include advance payment requirements. The time between invoicing and when payment is due is not significant. Our contracts with customers do not result in significant obligations associated with returns, refunds or warranties. Our pay-per-view and consumer products licensing revenues include material amounts of variable consideration that are sales or usage based and are subject to contractual payment terms.

The following are the primary sources of revenue earned by the Company:

Media Rights and Content

Broadcast rights fees received from distributors of the Company’s live event and television programming, both domestic and internationally, are recorded when the live event or program has been delivered and is available for distribution. Certain of the Company’s media rights are typically sold in multi-year arrangements and are generally comprised of multiple performance obligations that involve the allocation of transaction price based on the relative stand-alone selling price of each performance obligation. The Company uses its estimate of stand-alone selling price to allocate transaction price. Any advance payments received from distributors are deferred upon collection and recognized into revenue as content is delivered. Revenue from the Company’s pay-per-view programming is recognized when the event is aired and, for those contracts with variable fees, is based upon its initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from certain pay-per-view distributors. Pay-per-view programming is distributed through cable, satellite, and digital providers to residential and commercial establishments. The Company’s customer is the cable, satellite, and certain digital providers on residential buys and the Company records its percentage of the revenue share arrangement. For other residential buys through digital providers, the Company recognizes the amount paid by the end customer. On commercial buys, the Company recognizes the amount paid by the establishment less amounts due to the cable or satellite provider and commissions to sales agents. The Company owns and operates its own over-the-top (“OTT”) platform UFC Fight Pass that engages customers through a subscription based model. Subscriptions are offered to customers for one month, six month and twelve month access to UFC Fight Pass. Revenue for UFC Fight Pass is recognized ratably over each paid monthly membership period and revenue is deferred for subscriptions paid in advance until earned. The Company recognizes revenue for UFC Fight Pass gross of third-party distributor fees as the Company is the principal in the arrangement.

Live Event

Live event revenue consists of ticket and VIP package sales for events at third-party venues, each of which generally represents distinct performance obligations. The Company allocates the transaction price to all performance obligations contained within an event based on their relative stand-alone selling price. Revenue for ticket sales collected in advance of the event is recorded as deferred revenue until the event occurs. The Company recognizes revenue gross of third-party commissions and fees as the Company is the principal in the arrangement.

Sponsorships

The Company’s sponsorship revenue includes arena and octagon signage, digital and broadcast content, on-air announcements, special appearances by fighters and other forms of advertisement. Customer contracts for advertising and sponsorship rights are generally comprised of multiple performance obligations that involve the allocation of the arrangement consideration to the underlying deliverables based upon their stand-alone selling price. The Company uses an adjusted market assessment approach as its estimate of stand-alone selling price to allocate arrangement consideration as the performance obligations under customer contracts are infrequently sold on a stand-alone basis either by the Company or other third parties. After allocating revenue to each performance obligation, the Company recognizes sponsorship revenue when the promotional service is delivered. Revenue is recognized gross of third-party commissions and fees as the Company is the principal in the arrangement.

Consumer Products Licensing

Revenue is derived from licensing the Company’s logos, trade names, trademarks and related symbolic intellectual property to third party manufacturers and distributors of branded merchandise. Revenue is recognized based on the Company’s estimates of sales that occurred with subsequent adjustments recognized upon receipt of a statement or other information from the customer. Many licensing agreements include minimum guarantees, which set forth the minimum royalty to be paid to the Company during a given contract year. The Company will recognize the minimum guarantee revenue ratably over its related royalty period until such point that it is more likely than not that the total revenue during the royalty period will exceed the minimum royalty. If during the royalty period, management determines that total revenue will exceed the minimum royalty, the revenue recognized during each reporting period will reflect royalties earned on the underlying product sales.

Direct Operating Costs

Direct operating costs primarily include venue, production, commissions and direct costs with certain third-party content affiliates and distributors, technology costs to operate UFC Fight Pass, direct costs with sales agents, event specific marketing, athlete costs related to our live events, and costs to operate our athlete performance centers.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on deposit with banks maintained by major U.S. financial institutions and foreign banks as well as highly liquid money market accounts with original maturities of three months or less at the time of purchase. Such deposits materially exceeded federally insured limits at December 31, 2022.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with various major banks and other high-quality financial institutions. The Company periodically evaluates the relative credit standings of these banks and financial institutions. The Company’s accounts receivable are typically unsecured and a significant portion relates to trade receivables for pay-per-view events from various pay-per-view distributors, who collect and remit payments to the Company from individual cable system operators, satellite system operators and commercial location operators as well as large broadcast and cable television networks with whom Zuffa licenses content. Significant portions of trade receivables also relate to third party venues.

As of December 31, 2022 and 2021, two customers and no customer accounted for 10% or more of the Company’s accounts receivable, respectively. For the years ended December 31, 2022, 2021 and 2020, there was one customer who accounted for more than 10% of the Company’s revenue.

Derivative Instruments and Hedging Activities

The Company uses interest rate swaps to manage exposure to the risk associated with interest rates on variable rate borrowings. The Company does not use derivatives for trading or speculative purposes. The Company recognizes derivative financial instruments at fair value as either assets or liabilities in the consolidated balance sheets.

The accounting for changes in fair value (i.e., gains or losses) of the interest rate swap agreements depends on whether they have been designated and qualify as part of a hedging relationship and the type of hedging relationship. Changes in the fair value of derivative instruments accounted for as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) until the hedged item affects earnings. For derivatives not designated as cash flow hedges, changes in fair value are recognized in earnings.

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of expected losses. In determining the amount of the reserve, the Company makes judgments about the creditworthiness of significant customers based on known delinquent activity or disputes and ongoing credit evaluations in addition to evaluating the historical loss rate on the pool of receivables. The following table sets forth information about the Company’s allowance for doubtful accounts (in thousands):

	Balance at Beginning of Year	ASU 2016-13 Adoption	Charged to Costs and Expenses	Deductions	Foreign Exchange	Balance at End of Year
Year ended December 31, 2022	$479	$—	$2,176	$(295)	$(4)	$2,356
Year ended December 31, 2021	$1,323	$—	$(778)	$(68)	$2	$479
Year ended December 31, 2020	$456	$402	$5,063	$(4,596)	$(2)	$1,323

Film and Television Costs

The Company incurs costs to produce and distribute film and television content which are either monetized on a title-by-title basis or as a group through subscription from customers. These costs include development costs, direct costs of production as well as direct negative costs incurred in the physical production of the film. From time to time, the Company acquires films to distribute exclusively through its UFC Fight Pass subscription network. The Company also licenses films for distribution exclusively through its UFC Fight Pass subscription network. Film and television costs, acquired films and licensed films are included in other assets in the consolidated balance sheets. Depending on the predominant monetization strategy, content costs are amortized over the estimated period of ultimate revenue subject to an individual-film-forecast model or over the estimated usage of the film group. Such amortization is recorded in direct operating expenses in the consolidated statements of operations.

The Company produces live sports and taped content, which represent content costs predominantly monetized on a title-by-title basis that has a limited life to sell in secondary markets. As such, the Company recognizes all of the revenue associated with film and television costs when the programs are delivered and made available for telecast in the initial market resulting in simultaneously expensing all of the related film and television costs. Costs incurred in acquiring, licensing, and producing content for distribution on UFC Fight Pass are predominantly monetized as a film group, and are amortized straight-line over the shorter of the license term or the estimated period of use, which is currently three years. These estimates are reviewed at the end of each reporting period and adjustments, if any, will result in changes to amortization rates.

Unamortized content costs are also tested for impairment based on the predominant monetization strategy whenever there is an impairment indication, as a result of certain triggering events or changes in circumstances, whereby the fair value of the individual film and television content or collectively with others as a film group may be less than its unamortized costs. The impairment test compares the estimated fair value of the individual film and television content or collectively with others as a film group to the carrying value of the unamortized content costs. Where the unamortized content costs exceed the fair value, the excess is recorded as an impairment charge in the consolidated statements of operations. No impairment charges were recognized during the years ended December 31, 2022, 2021 or 2020.

Property, Buildings and Equipment

Property, buildings and equipment are carried at historical cost, less accumulated depreciation and adjusted for impairment charges. Costs of normal repairs and maintenance are charged to expense as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. The estimated useful lives of property, buildings and equipment are as follows:

Years
Buildings	35
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, office and other equipment	3 - 12
Production equipment	3 - 7
Computer hardware and software	3 - 5

Capitalized Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct external costs incurred to develop internal use software during the application development stage are capitalized and amortized using the straight-line method over the useful lives which range from one to eight years. These capitalized software costs are included in intangible assets in the consolidated balance sheets. Costs such as maintenance and training are expensed as incurred.

Leases

The Company determines whether a contract contains a lease at contract inception. The right-of-use asset and lease liability are measured at the present value of the future minimum lease payments, with the right-of-use asset being subject to adjustments such as initial direct costs, prepaid lease payments and lease incentives. Due to the rate implicit in each lease not being readily determinable, the Company uses its incremental collateralized borrowing rate to determine the present value of the lease payments. The lease term includes periods covered by options to extend when it is reasonably certain the Company will exercise such options as well as periods subsequent to an option to terminate the lease if it is reasonably certain the Company will not exercise the termination option. Operating lease costs are recognized on a straight-line basis over the lease term. Variable lease costs are recognized as incurred.

Investments

Investments in companies in which the Company owns 50% or less equity interest and where it exercises significant influence over the operating and financial policies of the investee are accounted for using the equity method of accounting. The Company’s proportionate share of the net income or loss of the equity method investments is included in equity losses of affiliates in the consolidated statements of operations. Dividends received reduce the carrying value of the investment while contributions paid increase the carrying value of the investment. The excess of the cost of the investment over the Company’s proportionate share of the fair value of the net assets of the investee at the acquisition date is recognized as goodwill and included in the carrying amount of the investment. Goodwill in equity method investments is not amortized. The Company periodically reviews the carrying value of these investments to determine if there has been an other-than-temporary decline in carrying value. A variety of factors are considered when determining if a decline in carrying value is other-than-temporary, including, among others, the financial condition and business prospects of the investee, as well as the Company’s intent with regards to the investment.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s long-term debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Costs incurred with the issuance of the Company’s revolving credit facilities have been deferred and amortized over the term of the facilities as a component of interest expense using the straight-line method. These deferred costs are included in other assets in the consolidated balance sheets.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value measurements are categorized within a fair value hierarchy, which is comprised of three categories. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying values reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the immediate or short-term maturities of these financial instruments.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. These assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment (Note 6). The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Members’ Equity

In the consolidated statements of members’ equity, changes in the members’ equity balances related to contributions, distributions, accretion of redeemable non-controlling interests, equity-based compensation and allocations of comprehensive income (loss) were specifically listed in the reconciliation of beginning and ending balances.

Members’ liabilities are limited to the amount of capital contributed or committed.

Redeemable Non-Controlling Interests

Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and members’ equity in the Company’s consolidated balance sheets.

Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company accretes the redeemable non-controlling interests to its redemption price.

Equity-Based Compensation

Equity-based compensation is accounted for in accordance with ASC Topic 718-10, Compensation-Stock Compensation. The Company records compensation costs related to its profits units prior to the EGH IPO. Subsequent to the EGH IPO, the Company records compensation costs for stock options and restricted stock units issued by EGH and for unvested EOC and Endeavor Manager common units issued to employees of the Company with a corresponding increase to equity for the deemed contribution to the Company by these entities. Equity-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. See Note 13 for further discussion of the Company’s equity-based compensation.

Business Combinations

The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses, including management’s estimation of the fair value of any contingent consideration, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Goodwill

Goodwill is tested annually, as of October 1, for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. If the Company can support the conclusion that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, then the Company must perform the quantitative impairment test. When the Company performs a quantitative test, it records the amount of goodwill impairment, if any, as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Intangible Assets

Intangible assets consist primarily of trade names and customer and client relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of finite-lived intangible assets are as follows:

Years
Trademarks and trade names	7 - 18
Customer relationships	2 - 9
Internally developed software	1 - 8

For intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that “more likely than not” exceeds its fair value. The Company must then conduct a quantitative analysis if the Company (1) determines that such an impairment is “more likely than not” to exist, or (2) forgoes the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Income Taxes

The Company is a limited liability company (LLC) which is treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s U.S. income is subject to tax at the partner level. The Company’s foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions where they do business.

The Company’s corporate subsidiaries account for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of a deferred tax asset will not be realized.

ASC Topic 740-10-40, Income Taxes prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in accrued liabilities in the consolidated balance sheets.

Foreign Currency Translations and Transactions

The Company has operations outside of the United States. Therefore, changes in the value of foreign currencies affect the consolidated financial statements when translated into U.S. Dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. Dollars at period end exchange rates as to the monetary assets and liabilities and monthly average exchange rates as to revenue, expenses and cash flows. For these countries, currency translation adjustments are recognized in members’ equity as a component of accumulated other comprehensive income (loss), whereas transaction gains and losses are recognized in other (expense) income, net in the consolidated statements of operations. The Company recognized $1.3 million, $0.4 million and $0.9 million of realized and unrealized foreign currency transaction losses for the years ended December 31, 2022, 2021 and 2020, respectively.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments in this update were effective for public entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2022 with no material effect on the Company’s financial position or results of operations.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This ASU requires disclosure for transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other guidance. The requirements do not apply to transactions with a government that are accounted for in accordance with other Codification Topics. The annual disclosures include terms and conditions, accounting treatment and impacted financial statement lines reflecting the impact of the transactions. The guidance is effective for public entities for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company adopted this guidance on January 1, 2022 with no material effect on the Company’s financial position, results of operations, and financial statement disclosures.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU provides guidance to help improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and the effect on subsequent revenue recognized by the acquirer. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company early adopted this guidance on December 1, 2021 with no material effect on the Company’s financial position, results of operations, and financial statement disclosures.

In January 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815 (“ASU 2020-01”). ASU 2020-01 clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. This ASU was effective for annual and interim reporting periods beginning after December 15, 2020. The Company adopted this guidance on January 1, 2021 with no material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The update removes certain exceptions to the general principles in Topic 740 and simplifies accounting for income taxes in certain areas of Topic 740 by clarifying and amending existing guidance. This ASU was effective for annual and interim reporting periods beginning after December 15, 2020. The Company adopted this guidance on January 1, 2021 with no material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. ASU 2018-17 is effective for annual and interim reporting periods beginning after December 15, 2019 for public entities. The Company adopted this new guidance on January 1, 2020 with no material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement (“ASU 2018-13”). The update eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019 for all companies. The Company adopted this new guidance on January 1, 2020 with no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) and subsequent amendment to the initial guidance: ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (collectively, Topic 326). Topic 326 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information, and reasonable and supportable forecasts, and will generally result in earlier recognition of allowances for losses. Topic 326 is effective for annual and interim reporting periods beginning after December 15, 2019. The guidance is to be applied using the modified retrospective approach. The Company adopted this new guidance on January 1, 2020 and recorded a cumulative transition adjustment to retained earnings of $0.4 million.

Recently Issued Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. This ASU clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets, expanding the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and nonprepayable financial assets. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company’s financial position or results of operations.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors in ASC 310-40 and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. For entities that have already adopted ASU 2016-13, which the Company has, the amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company’s financial position or results of operations.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This ASU clarifies the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of that security. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The adoption will not have a material effect on the Company’s financial position or results of operations.

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. This ASU enhances the transparency of supplier finance programs. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company’s financial position or results of operations.

In December 2022, the FASB issued ASU 2022-05, Transition for Sold Contracts. This ASU amends the transition guidance in ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, to make targeted improvements to its guidance on long-duration contracts issued by an insurance entity. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company’s financial position or results of operations.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions is permitted upon issuance of this update through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848, in order to defer the sunset date of ASC 848 until December 31, 2024. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

3. REVENUE

Disaggregated Revenue

The following table presents our revenue disaggregated by primary revenue sources (in thousands):

	Year Ended December 31,
	2022	2021	2020
Revenue:
Media Rights and Content	$794,397	$768,370	$647,411
Live Event (1)	125,271	105,833	97,645
Sponsorships	166,845	132,240	115,859
Consumer Products Licensing	53,634	25,501	30,239

Total Revenue	$1,140,147	$1,031,944	$891,154

(1)

- The Company presents taxes assessed by governmental authorities related to ticket revenue on a gross basis when imposed concurrent with a revenue-producing transaction. Such ticket taxes aggregated to $4.6 million, $3 .9 million and $1 .5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Remaining Performance Obligations

The following table presents the aggregate amount of transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of December 31, 2022 (in thousands). The transaction price related to these future obligations does not include any variable consideration.

Year Ending December 31,
2023	$893,917
2024	803,533
2025	814,749
2026	91,351
2027	58,263
Thereafter	25,000

Total	$2,686,813

Revenue from Prior Period Performance Obligations

The Company recognized a $2.1 million, a $3.1 million and a $1.4 million net increase of revenue from performance obligations satisfied in prior periods during the years ended December 31, 2022, 2021 and 2020, respectively. The amount recognized from prior period performance obligations reflects changes in estimated sales and usage based pay-per-view and consumer products licensing royalty revenue due to updated information. Additionally, this amount includes incremental revenues earned from performance obligations satisfied in prior periods.

Contract Liabilities (Deferred Revenue)

We record deferred revenues when cash payments are received or due in advance of our performance. Our deferred revenue balance primarily relates to advance payments received related to our content distribution rights agreements, our consumer product licensing agreements and our sponsorship arrangements, and our six- and twelve-month memberships for UFC Fight Pass. Deferred revenue is included in the current liabilities section and in other long-term liabilities in the consolidated balance sheets.

The following table presents the Company’s deferred revenue as of December 31, 2022 and 2021 (in thousands):

Description	Balance at Beginning of Year	Additions	Deductions	Foreign Exchange	Balance at End of Year
Deferred revenue - current	$50,690	$778,852	$(756,812)	$(1,106)	$71,624
Deferred revenue - noncurrent	$17,495	$1,462	$(7,897)	$—	$11,060

4. FILM AND TELEVISION COSTS

The following table presents the Company’s unamortized content costs (in thousands):

	December 31, 2022	December 31, 2021
Licensed and acquired program rights, net of accumulated amortization	$20,548	$18,554
Produced programming:
Released, net of accumulated amortization	5,699	4,344
In production	557	1,514

Total film and television costs	$26,804	$24,412

The Company amortized $14.5 million, $9.9 million and $11.3 million of capitalized content costs during the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in direct operating costs in the consolidated statements of operations.

Estimated annual amortization of capitalized costs for licensed and acquired program rights for the next three years will be approximately (in thousands):

Years Ending December 31,
2023	$10,881
2024	7,216
2025	2,451

Total licensed and acquired program rights	$20,548

Estimated annual amortization of capitalized costs for produced program rights for the next three years will be approximately (in thousands):

Years Ending December 31,
2023	$3,115
2024	2,147
2025	994

Total produced program rights	$6,256

5. PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment consisted of the following (in thousands):

	December 31,
	2022	2021
Land and land improvements	$50,539	$48,780
Buildings and improvements	116,863	117,111
Furniture and fixtures	47,652	42,014
Office, computer, and other equipment	11,641	9,670
Construction in progress	7,053	2,080

	233,748	219,655
Less: accumulated depreciation	(58,700)	(45,606)

Total property, buildings and equipment, net	$175,048	$174,049

Depreciation of property, buildings and equipment, including amortization of leasehold improvements, was $13.3 million, $12.9 million and $11.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying value of the Company’s goodwill was $2,602.6 million as of December 31, 2022 and 2021. There were no additions, nor were there any dispositions or impairments to goodwill during the years ended December 31, 2022, 2021 or 2020.

Goodwill as of December 31, 2022 and 2021, reflects goodwill resulting from the Company’s election to apply pushdown accounting in its separate financial statements to reflect EGH’s new basis of accounting in the Company’s assets and liabilities, including goodwill.

Intangible Assets

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2022 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trademarks and trade names	18	$703,626	(249,085)	$454,541
Customer relationships	4.5	354,510	(337,379)	17,131
Internally developed software	2.9	16,234	(12,141)	4,093

Total intangible assets		$1,074,370	$(598,605)	$475,765

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2021 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trademarks and trade names	18	$703,626	(209,986)	$493,640
Customer relationships	4.4	361,880	(338,151)	23,729
Internally developed software	3.1	16,113	(11,136)	4,977

Total intangible assets		$1,081,619	$(559,273)	$522,346

Amortization of intangible assets was $46.7 million, $50.4 million and $94.4 million during the years ended December 31, 2022, 2021 and 2020, respectively, which is recognized within depreciation and amortization in the consolidated statements of operations.

Estimated annual intangible amortization for the next five years and thereafter will be approximately (in thousands):

Year Ending December 31,
2023	46,867
2024	46,755
2025	44,015
2026	39,675
2027	39,349
Thereafter	259,104

Total	$475,765

7. INVESTMENTS

UFC Gyms

The Company had a 50%-owned joint venture to develop and operate UFC®-branded fitness gyms and manufacture, create, own and market retail home fitness and related products. Zuffa accounts for this investment under the equity method of accounting.

In March 2020, the business activities of the investment were adversely impacted by government-mandated restrictions resulting from the COVID-19 pandemic. As a result, the Company recorded an other-than-temporary impairment of $5.6 million, impairing the remaining investment carrying value. Due to the impairment, the Company discontinued application of the equity method of accounting for this investment and will not provide for additional losses until the Company’s share of net losses equals the share of net losses not recognized during the period the equity method was suspended. Prior to the impairment of the investment the Company recognized equity losses of $0.7 million for the year ended December 31, 2020.

Subsequent to recording this impairment charge, the Company made $0.3 million in discretionary contributions to the investment. This contribution was in effect funding the Company’s share in losses incurred by the investee company; therefore, the full amount is considered an equity loss in the investment and is included in equity losses of affiliates in the Company’s consolidated statement of operations. The Company does not have any obligation to continue funding the investee company.

In August 2020, the investee company underwent a restructuring transaction in which the Company’s ownership stake in the entity was reduced to 5%. The Company did not receive any consideration for this transaction.

Howler Head

In December 2020 the Company received equity ownership in Monkey Spirit, LLC, which owns the IP license to distribute Howler Head branded products and beverages (together, “Howler Head”) in exchange for promotional services provided by the Company over a five-year term. The Company determined fair value to be $0.4 million based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company determined this was non-monetary consideration in exchange for services performed and recorded $0.4 million in deferred revenue at the time of investment, with that amount being recognized ratably over the five-year term.

The investment was classified as an equity investment without a readily determinable fair value as of December 31, 2021. In September 2021 there was an observable and orderly transaction which increased the value in the Howler Head investment by $0.9 million. This increase was recorded in other (expense) income, net. The balance of this investment was $1.3 million as of December 31, 2021.

In August 2022, the Company received an incremental share of equity in Howler Head as compensation for the same promotional services associated with the initial investment. The value of the equity investment received was determined to be $3.0 million using Level 3 inputs not observable in the market. The incremental investment is an increase in transaction price to the original revenue arrangement and a cumulative catch-up entry of $1.0 million was recorded to revenue, with the remaining $2.0 million recorded to deferred revenue to be recognized ratably over the remainder the term.

The Company’s ownership in Howler Head increased to approximately 7% as a result of this transaction. The Company determined that it now exercised significant influence over the operating and financial policies of Howler Head subsequent to this transaction, and as a result the $4.3 million investment was reclassified as an equity method investment. The Company recognized equity losses of $0.1 million for the year ended December 31, 2022, and the investment balance was $4.2 million as of December 31, 2022.

Other Investments

During the year ended December 31, 2022, the Company made a total of $0.9 million of contributions in other equity method investments and recognized equity losses of $0.2 million in those investments, which had a $0.7 million balance as of December 31, 2022. The Company also had investments without a readily determinable fair value of $0.5 million as of December 31, 2022 and 2021.

8. ACCRUED LIABILITIES

The following is a summary of accrued liabilities (in thousands):

	December 31,
	2022	2021
Operating payables	$41,896	$45,580
Interest	35,502	18,105
Payroll-related costs	27,271	27,452
Other	3,520	528

Total accrued liabilities	$108,189	$91,665

9. DEBT

The following is a summary of outstanding debt (in thousands):

	December 31,
	2022	2021
Credit Facilities
First Lien Term Loan (due April 2026)	$2,759,767	$2,840,767
Secured Commercial Loans	33,467	35,067

Total principal	2,793,234	2,875,834
Unamortized discount	(11,791)	(15,208)
Unamortized debt issuance cost	(22,445)	(28,978)

Total debt	$2,758,998	$2,831,648
Less: current portion	(22,683)	(22,894)

Total long-term debt	$2,736,315	$2,808,754

Credit Facilities

In connection with the acquisition on August 18, 2016, the Company entered into a First Lien Credit Agreement and a Second Lien Credit Agreement (together the “Credit Facilities”). The Credit Facilities consist of a first lien secured term loan (the “First Lien Term Loan”) and a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Revolving Credit Facility”). In addition the Credit Facilities included an eight year secured term loan with an aggregate principal amount of $425.0 million (the “Second Lien Term Loan”). The Credit Facilities are secured by liens on substantially all of the assets of the Company.

Payments under the First Lien Term Loan include 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable on the final maturity date which is April 2026. In 2020, the First Lien Term Loan accrued interest at an annual rate of LIBOR + 3.25% with LIBOR floor of 1.0%.

In June 2020, the Company entered into an incremental term loan of $150.0 million (the “Term Loan Add-on”) under its Credit Facilities. The proceeds of the Term Loan Add-on were used to repay outstanding amounts drawn on the Revolving Credit Facility.

In January 2021, the Company completed a refinancing of the First Lien Term Loan and the Term Loan Add-on into a single term loan (the “New First Lien Term Loan”), which reduced the annual interest rate margin by 25 basis points to 3.00% for LIBOR loans and reduced the LIBOR floor by 25 basis points to 0.75%. The annual interest rate margin applicable to the New First Lien Term Loan is subject to a 25-basis point step-down to 2.75% for LIBOR loans if the First Lien Leverage Ratio is below 3.5-to-1. With the exception of the interest rate margin and the LIBOR floor, the New First Lien Term Loan has similar terms and conditions as the Zuffa First Lien Term Loan and Term Loan Add-on.

In October 2021, the Company completed an incremental $600.0 million borrowing of Incremental Term Loans as a new tranche of Term Loans under the Credit Agreement (the “Incremental Term Loan Borrowing”). The Incremental Term Loan Borrowing maintains the same interest rate at LIBOR + 3.00% (with a LIBOR floor of .75%), with an additional leverage based step down of 25 basis points once the First Lien Leverage ratio falls below 3.50:1.00, and includes 1% principal amortization that is payable in equal quarterly installments with any remaining balance payable at final maturity and has similar terms and covenants to the existing New First Lien Term Loan.

In December 2022, the Company repaid $50.0 million of term loans under the Credit Facilities.

The Credit Facilities contain a financial covenant that requires the Company to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA as defined in the credit agreement of no more than 6.5-to-1 as measured on an annual basis beginning on December 31, 2018. The Company is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings under the Revolving Credit Facility plus outstanding letters of credit exceeding $10.0 million that are not cash collateralized exceeds thirty-five percent of the capacity of the Revolving Credit Facility as measured on a quarterly basis, as defined in the credit agreement. This covenant did not apply as of December 31, 2022 and 2021, as the Company did not utilize greater than thirty-five percent of the borrowing capacity.

The Company had no outstanding letters of credit as of December 31, 2022 and 2021.

Secured Commercial Loans

In October 2018, the Company entered into a $28.0 million Loan Agreement and a $12.0 million Loan Agreement in order to finance the purchase of a building and its adjacent land (the “Secured Commercial Loans”). The Secured Commercial Loans have identical terms except the $28.0 million Loan Agreement is secured by a deed of trust for the Company’s headquarters building and underlying land in Las Vegas and the $12.0 million Loan Agreement is secured by a deed of trust for the newly acquired building and its adjacent land, also located in Las Vegas. The Secured Commercial Loans bear interest at a rate of LIBOR + 1.62% (with a LIBOR floor of 0.88%) and principal amortization of 4% is payable in monthly installments with any remaining balance payable on the final maturity date of November 1, 2028.

The Secured Commercial Loans contain a financial covenant that requires the Company to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the Loan Agreements of no more than 1.15-to-1 as measured on an annual basis. As of December 31, 2022 and 2021, the Company was in compliance with its financial debt covenant under the Secured Commercial Loans.

The Company will be required to repay the following principal amounts in connection with its debt obligations (in thousands):

2023	$32,600
2024	32,600
2025	32,600
2026	2,668,367
2027	1,600
Thereafter	25,467

Total	$2,793,234

10. LEASES

The Company has operating leases, in which the Company is the lessee, primarily for real estate property for offices around the world. The Company’s operating leases have lease terms, which range from one year to 20 years and often include one or more options to renew. These renewal terms can extend the lease term by 5 years and are included in the lease term when it is reasonably certain that the Company will exercise the option.

Lease costs for operating leases totaled $2.1 million, $3.0 million and $2.6 million for the years ended December 31, 2022, 2021 and 2020, respectively, and was classified within direct operating costs and selling, general and administrative expenses in the consolidated statements of operations.

The following tables present information on the Company’s operating leases (in thousands):

	Year Ended December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$1,748	$2,958	$2,144
Operating lease right- of-use assets obtained in exchange for new operating lease obligations	7,378	370	119

	December 31,
	2022	2021
Weighted average remaining lease term (in years)	10.9	10.4
Weighted average discount rate	6.33%	5.74%

The following table reconciles the undiscounted cash flows for the operating leases as of December 31, 2022 to the operating lease liabilities recorded in the consolidated balance sheets (in thousands):

Years Ending December 31,
2023	$2,905
2024	4,013
2025	3,390
2026	3,400
2027	3,251
Thereafter	18,753

Total future minimum lease payments	35,712
Less: imputed interest	(11,325)

Present value of future minimum lease payments	24,387
Less: current portion of operating lease liabilities	(1,793)

Total	$22,594

11. MEMBERS’ EQUITY

Common Units

The Company had 1,465,125 Class A common units and 325,000 Class B common units issued and outstanding at December 31, 2020. The Class A common units were held by EOC, SLP, KKR and other investors. The Class B common units were held by EOC and certain of the pre-acquisition owners who participated in the EOC Transaction as rollover investors.

In January 2020, the Board authorized the EOC directors the ability to approve payments of distributions in the amount of $300.0 million to common units and profits units holders (the “2020 Distributions”).

The Company paid distributions of $312.3 million to holders of common units and profits units during the year ended December 30, 2020 consisting of $300.0 million related to the 2020 Distributions and $12.3 million related to tax distributions. The 2020 Distributions included $47.7 million related to SLP, which funds the Company used to purchase Class A common units of EOC with a value of $47.7 million and the Company immediately thereafter distributed those Class A common units to SLP. The 2020 Distributions also included $15.9 million made by EOC issuing a promissory note to Zuffa and the Company immediately thereafter assigning the promissory note to SLP.

As discussed in Note 1 above, simultaneous with the EGH IPO, EOC completed the UFC Buyout transaction, acquiring the remaining equity interests of the minority unitholders of Zuffa. As of December 31, 2022 and 2021, EOC directly and indirectly owns 100% of the Company’s equity.

The Company paid distributions of $1,095.9 million and $270.3 million to EOC and its subsidiaries during the years ended December 31, 2022 and 2021, respectively.

Profits Units

In December 2019, the Company agreed to redeem 5,149.00 vested profit units from a senior executive for an aggregate purchase price of $8.6 million, which was paid in three equal installments in January 2020, January 2021 and January 2022.

Profits units were not entitled to participate in operating distributions unless otherwise elected by the Board. All profits units had no par value.

As discussed in Note 1, prior to the closing of the EGH IPO, the holders of UFC profits units received EOC common units or Endeavor Manager LLC common units in exchange for such UFC profits units.

12. REDEEMABLE NON-CONTROLLING INTEREST

In July 2018, the Company received an investment of $9.7 million by third parties (the “Russia Co-Investors”) in a newly formed subsidiary of the Company (the “Russia Subsidiary”) that was formed to expand the Company’s existing business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this investment provide the Russia Co-Investors with a put option to sell their ownership in the Russia Subsidiary five years and six months after the consummation of the investment. The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors’ cash contributions less cash distributions, or fair value. The initial fair value of the redeemable non-controlling interest was determined to be equal to the initial investment made by the Russia Co-Investors.

Because the exercise of the put option is outside the Company’s control and can be settled in cash, the redeemable non-controlling interest in the Russia Subsidiary is considered to be temporary equity and is reported in the mezzanine section between total liabilities’ and members’ equity in the Company’s consolidated balance sheets. Subsequent accretion adjustments to the redeemable non-controlling interest are recorded to members’ equity in the Company’s consolidated balance sheets.

The changes in fair value of the redeemable non-controlling interest were as follows (in thousands):

Balance - December 31, 2020	$9,700
Net income attributable to redeemable non-controlling interests	1,285
Accretion	(1,285)

Balance - December 31, 2021	$9,700
Net income attributable to redeemable non-controlling interests	1,747
Accretion	(1,539)

Balance - December 31, 2022	$9,908

13. EQUITY-BASED COMPENSATION

Prior to the EGH IPO and the UFC Buyout, the Board granted awards to certain employees and service providers for their time and commitment to the Company. The awards were designed to share in the equity value appreciation of the Company and were granted in the form of profits units or an equivalent to a profits unit (phantom unit) that corresponded to profits units.

The terms of each award, including vesting, forfeiture and repurchase terms, were fixed by the EOC-designated members of the Company’s board and in certain circumstances, approved by the entire Company board. Key grant terms included the following: (a) time-based vesting ranging from two to seven years or in some cases, fully vested at grant; (b) no cancellation or cancellation upon such termination of employment or services for any reason; and (c) no repurchase or optional repurchase by Zuffa or an affiliated entity of all or part of any vested interests retained following termination of employment or services for 50%-100% of fair market value.

In connection with the EGH IPO, EGH’s board of directors adopted the 2021 Incentive Award Plan (the “2021 Plan”), which became effective April 28, 2021. As of December 31, 2022, EGH authorized a total of 26,244,045 shares of Class A common stock under the 2021 Plan. Subsequent the EGH IPO and the UFC Buyout, awards granted under the 2021 Plan to the Company’s employees are stock options and restricted share units (“RSUs”).

Valuation Techniques

For time-based vesting RSUs, EGH used the closing share price on the date of grant. For RSUs with market-based vesting conditions, EGH used a Monte Carlo simulation model to determine the fair value and the derived service periods of these awards.

The Company estimates the fair value of each stock option (and prior to the EGH IPO, each award) on the date of grant using a Black-Scholes option pricing model. Management is required to make certain assumptions with respect to selected model inputs. Expected volatility is based on comparable publicly traded companies’ stock movements. The expected life represents the period of time that the respective awards are expected to be outstanding. The risk-free interest rate is based on the U.S. treasury yield curve in effect at the time of grant. All stock options exercised will be settled in EGH’s Class A common stock. The key assumptions used for grants in the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
	2022	2021	2020
Risk-free interest rate	1.85%	1.08%	0.14%
Expected volatility	40.92%	41.07%	37.50%
Expected life (in years)	6.00	6.00	1 to 5
Expected dividend yield	0%	0%	0%

2021 Incentive Award Plan

The terms of each award, including vesting and forfeiture, are fixed by the administrator of the 2021 Plan. Key grant terms include one or more of the following: (a) time-based vesting over a two to five year period; (b) market-based vesting conditions at graduated levels upon the Company’s attainment of certain market price per share thresholds; and (c) expiration dates (if applicable). Granted awards may include time-based vesting conditions only, market-based vesting conditions only, or both.

The following table summarizes the RSUs award activity for the year ended December 31, 2022:

	Time Vested RSUs		Market/Market and Time Vested RSUs
	Units	Value*	Units	Value*
Outstanding at January 1, 2022	853,665	$29.49	7,386	$26.12
Granted	36,255	$30.79	—	$—
Released	(285,045)	$29.49	(2,271)	$29.44
Forfeited	—	$—	—	$—

Outstanding at December 31, 2022	604,875	$29.57	5,115	$24.65

Vested and releasable at December 31, 2022	1,470	$30.81	—	$—

*	Weighted average grant date fair value

The following table summarizes the stock options award activity for the year ended December 31, 2022:

	Stock Options
	Options	Weighted average exercise price
Outstanding at January 1, 2022	200,520	$24.00
Granted	86,316	$30.79
Exercised	—	$—
Forfeited or expired	—	$—

Outstanding at December 31, 2022	286,836	$26.04

Vested and exercisable at December 31, 2022	66,840	$24.00

Total equity-based compensation expense recognized for the awards, including the future incentive award discussed below, was $23.7 million, $63.9 million and $31.7 million during the years ended December 31, 2022, 2021 and 2020, respectively, which is included within selling, general and administrative expenses in the consolidated statements of operations. Inclusive in this expense for the year ended December 31, 2021 is $34.0 million of modification expense for adjustments made to the distribution threshold.

As of December 31, 2022, total unrecognized compensation cost related to the unvested awards was $11.6 million, which is expected to be recognized over a weighted average period of 1.53 years.

Future Incentive Awards

In March 2019, the Company issued equity-based compensation awards in Zuffa to a senior executive (“Future Incentive Awards”). The Future Incentive Awards was based on achievement of various equity value thresholds of Zuffa. The senior executive had a right to earn these awards through the term of his employment agreement, which expires on December 31, 2028. Upon achieving each of the equity value thresholds, the senior executive was to receive awards as defined in the agreement with a notional value equal to $12.5 million or if an initial public offering of Zuffa had occurred, $14.0 million. Upon achievement of each equity value threshold, the award would have been granted with one third of the award vesting on the grant date, one third on the first anniversary of the grant date and the remaining one third on the second anniversary of the grant date. Due to the variability of the number of units to be granted upon meeting a threshold, liability accounting was applied to the Future Incentive Award. Once a threshold was met, the profits units granted pursuant to the Future Incentive Awards were accounted as equity classified awards. The Company used a Monte Carlo simulation model to determine the fair value and the derived service periods for the liability portion of the Future Incentive Awards and the Black-Scholes option pricing model for the profits units granted upon meeting a threshold. In June 2019 and December 2020, the first and second equity value thresholds were met and the Company granted profits units equal to a notional value of $12.5 million for each equity value threshold. For the years ended December 31, 2021 and 2020, total stock compensation expense for the Future Incentive Awards, including amounts for profits units granted, was $6.2 million and $8.6 million, respectively, and amounts reclassed from the liability to equity for the profits units granted was zero and $2.5 million, respectively. As part of the EGH IPO and UFC Buyout, the Future Incentive Awards was extinguished and EGH assumed the obligation. The Company transferred its liability balance to EGH through a contribution to equity.

14. DERIVATIVE FINANCIAL INSTRUMENTS

In October 2018, the Company entered into a swap for $40.0 million notional effective November 1, 2018 with a termination date of November 1, 2028. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of LIBOR + 1.62%, which totaled 3.97% as of December 31, 2018. The Company entered into this swap to hedge certain of its interest rate risks on its variable rate debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions. The Company has designated the interest rate swap as a cash flow hedge, and all changes in fair value are recognized in other comprehensive income until the hedged interest payments affect earnings.

The fair value of the swap is based on commonly quoted monthly LIBOR rates, which are considered observable inputs representing a Level 2 measurement within the fair value hierarchy. The fair value of the swap was $0.6 million as of December 31, 2022 and was included in other assets in the consolidated balance sheets. The fair value of the swap was $4.3 million as of December 31, 2021 and was included in other long-term liabilities in the consolidated balance sheets. The total change in fair value of the swap’s liability position included in accumulated other comprehensive income was a $4.9 million decrease, a $2.5 million decrease, and a $2.3 million increase for the years ended December 31, 2022, 2021 and 2020, respectively. The Company reclassified $0.3 million of the increase in fair value into net income during the years ended December 31, 2022, 2021 and 2020, representing the amortization of the cash flow hedge fair value to net income.

15. EMPLOYEE BENEFIT PLANS

Zuffa sponsors a 401(k) defined contribution plan (the “Plan”) covering substantially all of its employees. Under the Plan, participants are allowed to make contributions based on a percentage of their salaries, subject to a statutorily prescribed annual limit. Zuffa makes matching contributions of 50% of each participant’s contributions, up to 6% of eligible compensation (maximum 3% matching contribution). Zuffa may also make additional discretionary contributions to the 401(k) plan. Employer matching contributions and discretionary contributions to the 401(k) plan were $0.8 million, $2.2 million and $2.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

16. INCOME TAXES

The Company is an LLC which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s foreign subsidiaries are subject to entity-level taxes. The Company’s U.S. subsidiaries are subject to withholding taxes on sales in certain foreign jurisdictions which are included as a component of foreign current taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Income before income taxes includes the following components (in thousands):

	Year Ended December 31,
	2022	2021	2020
United States	$399,244	$287,440	$193,570
Foreign	4,305	1,954	1,650

Total	$403,549	$289,394	$195,220

The income tax provision consists of the following (in thousands):

	Year Ended December 31,
	2022	2021	2020
Current:
U.S. federal, state and local	$816	$315	$630
Foreign	13,184	16,302	9,575

Total Current	14,000	16,617	10,205

Deferred:
U.S. federal, state and local	460	492	194
Foreign	(142)	(1,340)	(75)

Total Deferred	318	(848)	119

Total provision for income taxes	$14,318	$15,769	$10,324

The effective income tax rate based on the actual provision shown in the consolidated statements of operations differs from the U.S. statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
U.S. statutory federal income tax of 21%	$84,743	$60,773	$40,996
Partnership income not subject to tax in U.S.	(83,839)	(60,363)	(40,650)
Tax impact of foreign operations	12,072	15,905	11,507
UK ORIP Tax	859	971	957
Provision to Return	968	(998)	(601)
Valuation allowance	(1,756)	580	(490)
Unrecognized tax benefit	(4)	(1,894)	(2,299)
U.S. state and local taxes at partnership level	1,275	795	904

Total provision for income taxes	$14,318	$15,769	$10,324

Principal components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss, capital loss and tax credits carried forward	$2,203	$4,013
Property, buildings, and equipment	9	16

Total gross deferred tax assets	2,212	4,029
Less valuation allowance	(94)	(1,850)

Net deferred tax assets	$2,118	$2,179

Deferred tax liabilities:
Accrued expenses	15	(3)
Deferred state tax liability	(1,564)	(1,128)

Net deferred tax assets	$569	$1,048

The classification of net deferred tax assets (liabilities) is as follows (in thousands):

	December 31,
	2022	2021
Other assets	$2,118	$2,179
Other long-term liabilities	(1,549)	(1,131)

	$569	$1,048

As of December 31, 2022 and 2021, the Company had foreign net operating losses of $10.9 million and $21.3 million, respectively, which expire over various time periods ranging from 5 years to no expiration.

ASC 740 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a company’s deferred tax assets will not be realized based upon available positive and negative evidence. After reviewing all available positive and negative evidence as of December 31, 2022 and 2021, the Company recorded a full valuation allowance against certain foreign deferred tax assets of $0.1 million and $1.8 million, respectively. The Company recorded a decrease in valuation allowance of $1.7 million, an increase in valuation allowance of $0.6 million and a decrease in valuation allowance of $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, which was recorded in the respective year’s provision for income taxes.

Due to the Company’s structure, the portion of unremitted earnings of non-U.S. subsidiaries (foreign disregarded entities), which are deemed to be indefinitely reinvested outside of the U.S., are not significant to the consolidated financial statements.

The Company had unrecognized tax benefits of $0.9 million, $1.0 million and $2.7 million, respectively, as of December 31, 2022, 2021 and 2020. The aggregate changes to the liability for unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

	December 31,
	2022	2021	2020
Beginning balance	$951	$2,720	$4,468
Gross increases	—	—	916
Gross decreases	—	(1,872)	(2,664)
Translation adjustments	(71)	103	—

Ending balance	$880	$951	$2,720

The Company recognizes interest and penalties related to uncertain tax benefits in its provisions for income taxes. The Company had accrued interest and penalties of $0.1 million and $0.0 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, approximately $1.0 million would affect the Company’s effective tax rate upon resolution of the uncertain tax positions.

The Company is regularly audited by domestic and foreign taxing authorities. Audits may result in tax assessments in excess of amounts claimed and the payment of additional taxes. The Company believes that its tax return positions comply with applicable tax law and that it has adequately provided for reasonably foreseeable assessments of additional taxes. Additionally, the Company believes that any assessments in excess of the amounts provided for will not have a material adverse impact in the consolidated financial statements.

The Company is subject to taxation in various state and foreign jurisdictions. As of December 31, 2022, the Company is generally subject to review by U.S. federal taxing authorities for the years 2019 through 2021. With few exceptions, the Company is generally no longer subject to examination by state and local and foreign income tax authorities for periods prior to 2019.

For tax years beginning on or after January 1, 2018, the Company is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the “Centralized Partnership Audit Regime”). Under the Centralized Partnership Audit Regime, any IRS audit of the Company would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that the Company would pay an “imputed underpayment” including interest and penalties, if applicable. The Company may instead elect to make a “push-out” election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal income tax returns. If the Company does not elect to make to make a “push-out” election, the Company has agreements in place requiring former partners to indemnify the Company for their share of the imputed underpayment. The Company’s partnership agreement does not stipulate how the Company will address imputed underpayments. If the Company receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time. Any payments that the Company ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such distribution is declared.

The Organization for Economic Co-operation and Development (“OECD”) has proposed changes to numerous long-standing tax principles including the adoption of a global minimum tax rate of 15% for multinational enterprises. These proposals, if finalized and adopted by the associated countries, will likely increase tax uncertainty, and may adversely affect our provision for income taxes. The European Union Member States unanimously adopted a directive in December 2022 to implement the global minimum tax rules in Pillar Two of the OECD’s BEPS 2.0 project. At the end of 2022, South Korea enacted the Pillar 2 model rules into their legislation. The Company will continue to monitor legislative and regulatory developments to assess potential impacts.

17. COMMITMENTS AND CONTINGENCIES

Film Commitments

Film commitments include amounts related to the production, acquisition and licensing of film content where the Company has entered into an agreement to produce or obtain future films but has not paid for or received the films yet. Future minimum payments under these agreements are as follows (in thousands):

Year Ending December 31,
2023	$15,485
2024	10,255
2025	5,700

Total	$31,440

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the “District Court”) between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA Fighters’ services. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant Plaintiffs’ motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to September 30, 2017) and to deny Plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). The Company is awaiting the official written order from the judge and assuming he rules as previously indicated, then the Company will seek an appeal of this decision. On June 23, 2021, plaintiffs’ lawyers filed a new case against Zuffa and EGH alleging substantially similar claims but providing for a class period from July 1, 2017 to present. Management believes that the Company has meritorious defenses against the allegations and intends to defend itself vigorously.

The Company is involved in various other legal matters arising in the normal course of business. In the opinion of the Company, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

18. SEGMENT REPORTING

The accounting guidance for disclosures about segments of an enterprise and related information requires separate financial information to be disclosed for all reporting segments of a business. Management has evaluated this guidance and determined that the Company is composed of a single operating and reportable segment.

The tables below summarize revenue and long-lived assets by geographic area (in thousands). Revenue by geographic area is based on the location of the legal entity that sells the services.

Revenue by geographic area

	Year Ended December 31,
	2022	2021	2020
United States	$1,117,773	$1,026,354	$885,361
Rest of world	22,374	5,590	5,793

Total revenue	$1,140,147	$1,031,944	$891,154

Long-lived assets by geographic area

	December 31,
	2022	2021
United States	$168,652	$166,613
Rest of world	6,396	7,436

Total long-lived assets	$175,048	$174,049

19. RELATED PARTY TRANSACTIONS

EGH and its subsidiaries (collectively, the “Group”) provide various services to the Company:

The Company is charged an annual management fee of $25.0 million for services provided by the Group. For the years ended December 31, 2022, 2021 and 2020, the Company incurred management fee charges of $25.0 million and commissions fees of $2.5 million, $1.6 million and $0.2 million, respectively, which are included in selling, general and administrative expenses and direct operating costs, respectively, in the consolidated statements of operations. The Company believes the annual management fee is a reasonable allocation of costs related to representation, executive leadership, back-office and corporate functions and other services provided by the Group. The Company also reimburses the Group for third party costs they incur on the Company’s behalf. The Company reimbursed the Group for $5.4 million, $4.7 million, and $1.3 million of such costs during the years ended December 31, 2022, 2021 and 2020, respectively. The Company also receives revenue from the Group for the exhibition of UFC events as well as for other licensing arrangements. The Company recognized $10.7 million, $7.1 million and $1.0 million of revenue for these transactions during the years ended December 31, 2022, 2021 and 2020, respectively. The Company had a receivable balance of $10.4 million and $5.2 million due from these parties as of December 31, 2022 and 2021, respectively.

The Company also procured $8.6 million, $4.9 million and $3.7 million in production and consulting services from the Group for the years ended December 31, 2022, 2021 and 2020, respectively. The Company had a $2.6 million and $0.5 million payable balance due to these parties as of December 31, 2022 and 2021, respectively.

The Company uses Endeavor Streaming, a Group company, to manage the video platform and billing for its over-the-top subscription service UFC Fight Pass and digital pay-per-view service UFC.TV. Endeavor Streaming collects revenue paid by the end-user for these products and then remits payment to the Company net of fees on revenue generated using the Endeavor Streaming platform. As of December 31, 2022 and 2021, the Company had a $6.2 million and $24.2 million receivable from Endeavor Streaming, respectively, which is included in other current assets in the consolidated balance sheet. Additionally, the Company pays Endeavor Streaming fees for revenue generated using Endeavor Streaming’s platform, as well as for work performed in updating and maintaining the video platform. These fees are deferred over the period of the subscription, which ranges from one to twelve months for UFC Fight Pass and are recognized at the time of the live event for UFC.TV. As of December 31, 2022, the Company had $0.3 million in deferred fees and a $0.8 million payable related to such fees, which is included in other current assets and other current liabilities, respectively, in the consolidated balance sheet. As of December 31, 2021, the Company had $0.8 million in deferred fees and a $0.6 million payable related to such fees. The Company recognized $6.4 million, $6.9 million and $5.4 million of fees and $0.4 million, $0.4 million and $0.4 million of maintenance expenses to Endeavor Streaming during the years ended December 31, 2022, 2021 and 2020, respectively, which is included in direct operating costs and selling, general and administrative expenses, respectively, in the consolidated statements of operations.

The Company has a $2.7 million receivable from Endeavor Streaming for sales tax owed to various taxing authorities in territories where Endeavor Streaming has sold UFC Fight Pass and UFC.TV to its end-users as of December 31, 2022 and 2021. This receivable is included in other current assets in the Company’s consolidated balance sheet. The Company recorded a corresponding $2.7 million payable to those taxing authorities as of December 31, 2022 and 2021, which is included in accrued liabilities in the Company’s consolidated balance sheet.

The Company entered into various other transactions with entities affiliated with EGH during the year ended December 31, 2022, 2021 and 2020 throughout the normal course of business. In the aggregate, the Company recognized $3.2 million, $0.6 million, and $0.7 million in revenues, respectively, and $0.5 million, $0.7 million, and $0.4 million in direct operating costs, respectively, from these transactions.

The Company recorded bad debt expense of $4.5 million related to amounts due from its equity method investee, Ultimate NEV, LLC during the year ended December 31, 2020. The Company determined that the events that resulted in the other-than-temporary impairment in the investment discussed in Note 7 above also resulted in the amounts due from the investee no longer being collectible, and therefore the entire amount due was written off as bad debt. This expense is included in selling, general and administrative expenses in the consolidated statement of operations.

The Company recognized $1.2 million and $0.1 million of revenue during the years ended December 31, 2022 and 2021, respectively, from promotional services provided to its equity method investee, Howler Head. in connection to its equity investment in the entity discussed in Note 7 above. The Company had deferred revenue of $2.0 million and $0.3 million as of December 31, 2022 and 2021, respectively, related to this arrangement. Additionally the Company had receivables from Howler Head of $0.2 million and $0.1 million as of December 31, 2022 and 2021, respectively, which are related to amounts owed for certain reimbursable expenses incurred during each period.

20. SUBSEQUENT EVENTS

Subsequent events were evaluated through May 12, 2023, which is the date the consolidated financial statements were available for issuance.

On April 2, 2023, EGH entered into a transaction agreement to form a new publicly traded company (“New PubCo”) with World Wrestling Entertainment, Inc (“WWE”) relating to the combination of the UFC and WWE businesses. Upon close, which is expected in late 2023, (A) EGH and/or its subsidiaries will hold (1) a 51.0% controlling non-economic voting interest in New PubCo and (2) a 51.0% economic interest in an operating subsidiary (“HoldCo”), which will own all of the assets of the UFC and WWE businesses, and (B) former securityholders of WWE will hold (1) a 49.0% voting interest in New PubCo and (2) a 100.0% economic interest in New PubCo, which will in turn hold a 49.0% economic interest in Holdco, in each case, on a fully diluted basis.

On April 10, 2023, the Company amended its Revolving Credit Facility to extend its maturity to October 29, 2024. The amendment to the facility also changes the reference rate on the facility from LIBOR to Term SOFR. There were no other material changes to the terms and conditions of the Revolving Credit Facility resulting from this amendment.

The Company concluded that no other events have occurred that would require recognition or disclosure in the consolidated financial statements.

ZUFFA PARENT, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$172,822	$180,574
Accounts receivable (1)	49,024	45,448
Other current assets (2)	68,731	42,278

Total current assets	290,577	268,300

Property, buildings and equipment, net	174,022	175,048
Intangible assets, net	452,381	475,765
Operating lease right-of-use assets	22,169	23,276
Goodwill	2,602,639	2,602,639
Investments	4,436	5,416
Other assets	29,968	30,286

Total assets	$3,576,192	$3,580,730

Liabilities, Redeemable Non-controlling Interests and Members’ Equity
Current liabilities:
Accounts payable	$10,124	$16,842
Accrued liabilities	90,964	108,189
Current portion of long-term debt	22,514	22,683
Current portion of operating lease liabilities	1,897	1,793
Deferred revenue (3)	79,537	71,624
Other current liabilities (4)	20,496	9,048

Total current liabilities	225,532	230,179

Long-term debt	2,725,067	2,736,315
Long-term operating lease liabilities	21,727	22,594
Other long-term liabilities (5)	6,246	12,818

Total liabilities	2,978,572	3,001,906

Commitments and contingencies (Note 11)
Redeemable non-controlling interests	10,696	9,908
Members’ equity:
Members’ capital	587,161	568,070
Accumulated other comprehensive (loss) income	(237)	846

Total members’ equity	586,924	568,916

Total liabilities, redeemable non-controlling interests and members’ equity	$3,576,192	$3,580,730

(1)	Net of allowance for doubtful accounts of $338 and $2,355, respectively, and related party receivables of $38 and $323, respectively
(2)	Including related party receivables of $38,756 and $24,431, respectively, and prepaid contract costs to related party of $381 and $258, respectively
(3)	Including related party accounts of $809 and $672, respectively
(4)	Including related party payables of $18,645 and $7,728, respectively
(5)	Including related party payables of $1,008 and $0, respectively

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Revenue (1)	$611,915	$527,677
Operating expenses:
Direct operating costs (2)	171,941	143,864
Selling, general and administrative expenses (3)	119,822	99,210
Depreciation and amortization	30,202	29,998

Total operating expenses	321,965	273,072

Operating income	289,950	254,605
Other expense:
Interest expense, net	(111,803)	(55,448)
Other expense, net	(864)	(844)

Income before income taxes and equity losses of affiliates	177,283	198,313
Provision for income taxes	6,499	7,446

Income before equity losses of affiliates	170,784	190,867
Equity losses of affiliates, net of tax	980	—

Net income	169,804	190,867
Less: Net income attributable to redeemable non-controlling interests	788	1,007

Net income attributable to Zuffa Parent, LLC	$169,016	$189,860

(1)	Including related party revenue of $8,412 and $5,248, respectively
(2)	Including related party expenses of $8,304 and $7,253, respectively
(3)	Including related party expenses of $12,764 and $12,673, respectively

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Net income	$169,804	$190,867
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1,132)	220
Cash flow hedges:
Change in net unrealized gains	201	3,275
Amortization of cash flow hedge fair value to net income	(152)	(152)

Total comprehensive income, net of tax	168,721	194,210
Less: Comprehensive income attributable to redeemable non-controlling interests	788	1,007

Comprehensive income attributable to Zuffa Parent, LLC	$167,933	$193,203

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

(Unaudited)

	Common Units	Accumulated Other Comprehensive Income/(Loss)	Total Members’ Equity
Balance as of December 31, 2021	$1,251,416	$(2,524)	$1,248,892
Comprehensive income	189,860	3,343	193,203
Accretion of redeemable non-controlling interests	1,007	—	1,007
Distributions	(67,937)	—	(67,937)
Contributions	12,544	—	12,544

Balance as of June 30, 2022	$1,386,890	$819	$1,387,709

	Common Units	Accumulated Other Comprehensive Income/(Loss)	Total Members’ Equity
Balance as of December 31, 2022	$568,070	$846	$568,916
Comprehensive income	169,016	(1,083)	167,933
Distributions	(161,509)	—	(161,509)
Contributions	11,584	—	11,584

Balance as of June 30, 2023	$587,161	$(237)	$586,924

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Operating activities
Net income	$169,804	$190,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,202	29,998
Net provision for allowance for doubtful accounts	89	547
Equity losses of affiliates	980	—
Amortization of content costs	7,960	6,858
Amortization and write-off of original issue discount and deferred financing costs	5,207	5,119
Equity-based compensation expense	11,584	12,544
Income taxes	1,132	2,003
Other, net	(213)	(120)
Changes in operating assets and liabilities:
Accounts receivable	(3,665)	(28,515)
Other current assets	(26,405)	16,085
Other noncurrent assets	(7,479)	(8,315)
Accounts payable and accrued liabilities	(20,518)	(14,316)
Deferred revenue	1,362	27,509
Other liabilities	10,639	(1,769)

Net cash provided by operating activities	180,679	238,495

Investing activities
Purchase of property and equipment	(9,088)	(6,984)
Capitalized software development costs	(116)	(328)
Proceeds from sale of assets	—	8
Investments in affiliates, net	—	(250)

Net cash used in investing activities	(9,204)	(7,554)

Financing activities
Payments on borrowings	(16,300)	(16,300)
Redemption of profits units	—	(2,877)
Payments for financing costs	(286)	—
Distributions to members	(161,509)	(67,937)

Net cash used in financing activities	(178,095)	(87,114)

Effects of exchange rate movements on cash	(1,132)	220
(Decrease) increase in cash and cash equivalents	(7,752)	144,047
Cash and cash equivalents, beginning of period	180,574	874,688

Cash and cash equivalents, end of period	$172,822	$1,018,735

Supplemental disclosures:
Cash paid for interest	$103,499	$51,547
Cash paid for taxes	7,057	7,269
Non-cash investing and financing activities:
Capital expenditures included in current liabilities	$335	$305
Accretion of redeemable non-controlling interests	—	(1,007)
Capital contribution from parent for equity-based compensation	11,584	12,544

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. DESCRIPTION OF BUSINESS

Business and Organization

Zuffa Parent, LLC and its subsidiaries (collectively the “Company”, “Zuffa”, “UFC”, or “we”) is an integrated media and entertainment company, principally engaged in the development, production, sales and marketing of media and consumer products featuring the Ultimate Fighting Championship® (UFC®) and related brands. Zuffa Parent, LLC was formed on July 27, 2016, is headquartered in Las Vegas, Nevada and wholly-owns Zuffa, LLC, which is the operating entity for the Ultimate Fighting Championship.

On August 18, 2016, a buyer group that included Endeavor Operating Company, LLC (“EOC”), affiliates of Silver Lake Partners (“SLP”), affiliates of Kohlberg Kravis Roberts & Co. (“KKR”) and certain other investors (including certain existing owners as rollover investors) (the “buyer group”) acquired 100% of the equity interests of Zuffa, (the “EOC Transaction”). In connection with the acquisition, EOC was deemed to be the accounting acquirer under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) as EOC had a controlling financial interest.

In August 2017, EOC purchased the common equity interests of certain existing shareholders of the Company for $373.7 million, which included EOC exercising its call option to purchase a portion of a rollover seller’s Class B Common Units for $18.8 million. After giving effect to these transactions, EOC’s common ownership interest in the Company was 50.1%.

In May 2021, substantially simultaneous with the closing of Endeavor Group Holdings Inc.’s (“EGH”) initial public offering (the “EGH IPO”), EOC acquired the remaining equity interests in the Company resulting in EOC directly or indirectly owning 100% of the equity interests of Zuffa (the “UFC Buyout”). In addition, prior to the close of the EGH IPO, the holders of UFC profits units received EOC common units or Endeavor Manager LLC common units in exchange for such UFC profits units.

In April 2023, EGH entered into a transaction agreement to form a new publicly traded company (“New PubCo”) with World Wrestling Entertainment, Inc (“WWE”) relating to the combination of the UFC and WWE businesses. Upon close, which is expected in late 2023, (A) EGH and/or its subsidiaries will hold (1) a 51.0% controlling non-economic voting interest in New PubCo and (2) a 51.0% economic interest in an operating subsidiary (“HoldCo”), which will own all of the assets of the UFC and WWE businesses, and (B) the stockholders of WWE will hold (1) a 49.0% voting interest in New PubCo and (2) a 100.0% economic interest in New PubCo, which will in turn hold a 49.0% economic interest in Holdco.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information and should be read in conjunction with the Company’s consolidated financial statements and accompanying footnotes for the year ended December 31, 2022. Certain information and note disclosures normally included in the annual financial statements have been condensed or omitted from these interim financial statements. The interim consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited; however, in the opinion of management, such interim consolidated financial statements reflect all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair statement of its financial position, results of operations, and cash flows for the interim periods presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the allowance for doubtful accounts, content cost amortization and impairment, the fair value of the Company’s reporting unit and the assessment of goodwill, other intangible assets and long-lived assets for impairment, redeemable non-controlling interests, the fair value of equity-based compensation, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s consolidated financial statements in future periods.

Recently Adopted Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. This ASU clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets, expanding the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and nonprepayable financial assets. The amendments in this update were effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2023 with no material effect on the Company’s financial position or results of operations.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions was permitted upon issuance of this update through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848, in order to defer the sunset date of ASC 848 until December 31, 2024. The Company adopted this guidance on April 1, 2023 with no material effect on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). This ASU amends or supersedes various SEC paragraphs within the FASB Accounting Standards Codification to conform to past SEC announcements and guidance issued by the SEC. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

3. REVENUE

Disaggregated Revenue

The following table presents the Company’s revenue disaggregated by primary revenue sources (in thousands):

	Six months ended June 30,
	2023	2022
Revenue:
Media Rights and Content	$435,771	$386,035
Live Event (1)	63,795	40,626
Sponsorship	84,209	75,260
Consumer Products Licensing	28,140	25,756

Total Revenue	$611,915	$527,677

(1)

- The Company presents taxes assessed by governmental authorities related to ticket revenue on a gross basis when imposed concurrent with a revenue-producing transaction. Such ticket taxes aggregated to $2.4 million and $1.3 million for the six months ended June 30, 2023 and 2022, respectively.

Remaining Performance Obligations

The following table presents the aggregate amount of transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of June 30, 2023 (in thousands). The transaction price related to these future obligations does not include any variable consideration.

Year Ending December 31,
Remainder of 2023	$482,379
2024	888,337
2025	892,779
2026	156,067
2027	118,284
Thereafter	75,148

Total	$2,612,995

Revenue from Prior Period Performance Obligations

The Company recognized a $0.8 million and $2.1 million net increase of revenue from performance obligations satisfied in prior periods during the six months ended June 30, 2023 and 2022, respectively. The amount recognized from prior period performance obligations reflects changes in estimated sales and usage based pay-per-view and consumer products licensing royalty revenue due to updated information. Additionally, this amount includes incremental revenues earned from performance obligations satisfied in prior periods.

Contract Liabilities (Deferred Revenue)

The Company records deferred revenue when cash payments are received or due in advance of our performance. Our deferred revenue balance primarily relates to advance payments received related to our content distribution rights agreements, our consumer product licensing agreements and our sponsorship arrangements, and our six- and twelve-month memberships for UFC Fight Pass. Deferred revenue is included in the current liabilities section and in other long-term liabilities in the consolidated balance sheets.

The following table presents the Company’s deferred revenue as of June 30, 2023 and December 31, 2022 (in thousands):

Description	As of December 31, 2022	Additions	Deductions	Foreign Exchange	As of June 30, 2023
Deferred revenue - current	$71,624	$430,347	$(422,602)	$168	$79,537
Deferred revenue - noncurrent	$11,060	$—	$(6,551)	$—	$4,509

4. SUPPLEMENTARY DATA

Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are as follows (in thousands):

	As of December 31, 2022	Charged to Costs and Expenses	Deductions	Foreign Exchange	As of June 30, 2023
Six Months Ended June 30, 2023	$2,355	$83	$(2,100)	$—	$338

Film and Television Costs

The following table presents the Company’s unamortized content costs (in thousands):

	June 30, 2023	December 31, 2022
Licensed and acquired program rights, net of accumulated amortization	$21,067	$20,548
Produced programming:
Released, net of accumulated amortization	4,491	5,699
In production	805	557

Total film and television costs	$26,333	$26,804

The Company amortized $8.0 million and $6.9 million during the six months ended June 30, 2023 and 2022, respectively. These amounts are included in direct operating costs in the consolidated statements of operations.

Accrued Liabilities

The following is a summary of accrued liabilities (in thousands):

	June 30, 2023	December 31, 2022
Interest	$39,522	$35,502
Operating payables	34,152	41,896
Payroll-related costs	13,147	27,271
Other	4,143	3,520

Total accrued liabilities	$90,964	$108,189

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying value of the Company’s goodwill was $2,602.6 million as of June 30, 2023 and December 31, 2022. There were no additions, nor were there any dispositions or impairments to goodwill during the six months ended June 30, 2023 and 2022.

Goodwill as of June 30, 2023 and December 31, 2022 reflects goodwill resulting from the Company’s election to apply pushdown accounting in its separate financial statements to reflect EGH’s new basis of accounting in the Company’s assets and liabilities, including goodwill.

Intangible Assets

The following table summarizes information relating to the Company’s identifiable intangible assets as of June 30, 2023 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trademarks and trade names	18	$703,626	$(268,635)	$434,991
Customer relationships	4.5	354,510	(340,638)	13,872
Internally developed software	2.9	16,228	(12,710)	3,518

Total intangible assets		$1,074,364	$(621,983)	$452,381

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2022 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trademarks and trade names	18	$703,626	$(249,085)	$454,541
Customer relationships	4.5	354,510	(337,379)	17,131
Internally developed software	2.9	16,234	(12,141)	4,093

Total intangible assets		$1,074,370	$(598,605)	$475,765

Amortization of intangible assets was $23.4 million and $23.3 million during the six months ended June 30, 2023 and 2022, respectively, which is recognized within depreciation and amortization in the consolidated statements of operations.

6. INVESTMENTS

Howler Head

The Company has an approximately 7% ownership stake in Monkey Spirit, LLC, which owns the IP license to distribute Howler Head branded products and beverages (together, “Howler Head”). From the date of the original investment until August 2022, the investment was classified as an equity investment without a readily determinable fair value. In August 2022, the Company received an incremental share of equity in Howler Head. Subsequent to this transaction, the Company determined that it exercised significant influence over the operating and financial policies of Howler Head and as a result the investment was reclassified as an equity method investment. The Company recognized equity losses of $0.9 million for the six months ended June 30, 2023, and the investment balance was $3.3 million and $4.2 million as of June 30, 2023 and December 31, 2022, respectively.

Other Investments

During the six months ended June 30, 2023, the Company recognized equity losses of $0.1 million in its other equity method investments, which had a $0.6 million and $0.7 million balance as of June 30, 2023 and

December 31, 2022, respectively. The Company also had investments without a readily determinable fair value of $0.5 million as of June 30, 2023 and December 31, 2022.

7. DEBT

The following is a summary of outstanding debt (in thousands):

	June 30, 2023	December 31, 2022
Credit Facilities
First Lien Term Loan (due April 2026)	$2,744,267	$2,759,767
Secured Commercial Loans	32,667	33,467

Total principal	2,776,934	2,793,234
Unamortized discount	(10,105)	(11,791)
Unamortized debt issuance cost	(19,248)	(22,445)

Total debt	2,747,581	2,758,998
Less: current portion	(22,514)	(22,683)

Total long-term debt	$2,725,067	$2,736,315

Credit Facilities

As of June 30, 2023 and December 31, 2022, the Company had $2.7 billion and $2.8 billion, respectively, outstanding under a credit agreement that was entered into in connection with the acquisition in 2016 (the “Credit Facilities”). The Credit Facilities consist of a first lien secured term loan (the “First Lien Term Loan”) and a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Revolving Credit Facility”). The Credit Facilities are secured by liens on substantially all of the assets of the Company. In April 2023, the Company executed an amendment on the Revolving Credit Facility to extend the maturity by six months to October 29, 2024 and replace the adjusted LIBOR reference rate with Term Secured Overnight Financing Rate (“SOFR”). In June 2023, the Company executed an amendment of the First Lien Term Loan to replace the adjusted LIBOR reference rate with SOFR plus a credit spread adjustment (as defined in the credit agreement).

The financial debt covenant of the Credit Facilities did not apply as of June 30, 2023 and December 31, 2022, as the Company’s borrowings outstanding under the Revolving Credit Facility did not exceed thirty-five percent of its capacity.

The Company had $10.0 million and no outstanding letters of credit as of June 30, 2023 and December 31, 2022, respectively.

Secured Commercial Loans

As of June 30, 2023 and December 31, 2022, the Company had $32.7 million and $33.5 million of secured loans outstanding, respectively, which were entered into in October 2018 in order to finance the purchase of a building and its adjacent land (the “Secured Commercial Loans”). The Secured Commercial Loans have identical terms except the $28.0 million Loan Agreement is secured by a deed of trust for the Company’s headquarters building and underlying land in Las Vegas and the $12.0 million Loan Agreement is secured by a deed of trust for the newly acquired building and its adjacent land, also located in Las Vegas. In May 2023, the Company executed an amendment of the Secured Commercial Loans to replace the LIBOR reference rate with SOFR.

The Secured Commercial Loans contain a financial covenant that requires the Company to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the Loan Agreements of no more than 1.15-to-1 as measured on an annual basis. As of June 30, 2023 and December 31, 2022, the Company was in compliance with its financial debt covenant under the Secured Commercial Loans.

8. REDEEMABLE NON-CONTROLLING INTEREST

In July 2018, the Company received an investment of $9.7 million by third parties (the “Russia Co-Investors”) in a newly formed subsidiary of the Company (the “Russia Subsidiary”) that was formed to expand the Company’s existing business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this investment provide the Russia Co-Investors with a put option to sell their ownership in the Russia Subsidiary five years and six months after the consummation of the investment. The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors’ cash contributions less cash distributions, or fair value. As of June 30, 2023 and December 31, 2022, the estimated redemption value was $9.9 million and $9.7 million, respectively.

The changes in carrying value of the redeemable non-controlling interest for the six months ended June 30, 2023 were as follows (in thousands):

Balance – December 31, 2022	$9,908
Net income attributable to non-controlling interests	788

Balance – June 30, 2023	$10,696

The changes in carrying value of the redeemable non-controlling interest for the six months ended June 30, 2022 were as follows (in thousands):

Balance – December 31, 2021	$9,700
Net income attributable to non-controlling interests	1,007
Accretion	(1,007)

Balance – June 30, 2022	$9,700

9. DERIVATIVE FINANCIAL INSTRUMENTS

In October 2018, the Company entered into a swap for $40.0 million notional effective November 1, 2018 with a termination date of November 1, 2028. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of LIBOR + 1.62%, which totaled 3.97% as of December 31, 2018. The Company entered into this swap to hedge certain of its interest rate risks on its variable rate debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions. The Company has designated the interest rate swap as a cash flow hedge, and all changes in fair value are recognized in other comprehensive income until the hedged interest payments affect earnings.

In May 2023, the Company amended its Secured Commercial Loans and associated interest rate swap to replace the LIBOR reference rate with Term SOFR. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of SOFR + 1.70%, which totaled 6.78% as of June 30, 2023.

Prior to the May 2023 amendment, the fair value of the swap was based on commonly quoted monthly LIBOR rates. Subsequent to this amendment, the fair value of the swap is based on commonly quoted monthly Term SOFR rates. Both the LIBOR and Term SOFR reference rates are considered observable inputs representing a Level 2 measurement within the fair value hierarchy. The fair value of the swap was $0.8 million and $0.6 million as of June 30, 2023 and December 31, 2022, respectively, and was included in other assets in the consolidated balance sheets. The total change in fair value of the swap’s liability position included in accumulated other comprehensive income was a decrease of $0.2 million and $3.3 million for the six months ended June 30, 2023 and 2022, respectively. The Company reclassified $0.2 million during the six months ended June 30, 2023 and 2022, representing the amortization of the cash flow hedge fair value to net income.

10. INCOME TAXES

The Company is an LLC which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s foreign subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

In accordance with ASC Topic 740, Income Taxes, each interim period is considered integral to the annual period and tax expense is generally determined using an estimate of the annual effective income tax rate (“AETR”). The Company’s tax provision for interim periods is determined using an estimate of its AETR, adjusted for discrete items, if any, that are considered in the relevant period. Each quarter, the Company updates the AETR and, if the estimated effective tax rate changes, a cumulative adjustment is made. In accordance with the authoritative guidance for accounting for income taxes in interim periods, the Company computed its income tax provision for the six months ended June 30, 2023 and 2022 based upon the AETR.

The provision for income taxes for the six months ended June 30, 2023 is $6.5 million based on pretax income of $177.3 million. The provision for income taxes for the six months ended June 30, 2022 was $7.4 million based on pretax income of $198.3 million. The effective tax rate is 3.67% and 3.73% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate between the periods differs primarily from the amount of year-to-date actual and projected pretax income (loss) for each period, and the amount of such income (loss) that is not subject to tax due to the Company’s tax structure. Any tax balances reflected on the June 30, 2023 balance sheet would be adjusted accordingly to reflect the actual financial results as of December 31, 2023.

Our effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to partnership income not subject to income tax, state and local income taxes, withholding taxes in foreign jurisdictions that are not based on net income and income subject to tax in foreign jurisdictions which differ from the U.S. federal statutory income tax rate and the relative amount of income earned in those jurisdictions.

As of June 30, 2023 and December 31, 2022, the Company had unrecognized tax benefits of $0.9 million and $0.9 million, respectively, for which we are unable to make a reasonable and reliable estimate of the period in which these liabilities will be settled with the respective tax authorities.

In December 2022, the Organization for Economic Co-operation and Development (“OECD”) proposed Global Anti-Base Erosion Rules, which provides for changes to numerous long-standing tax principles including the adoption of a global minimum tax rate of 15% for multinational enterprises (“GloBE rules”). While various jurisdictions are in the process of enacting legislation to adopt GloBE rules, only South Korea and Japan have enacted such legislation. Other countries are expected to adopt GloBE rules in 2023 with effective dates beginning in 2024. Changes in tax laws in the various countries in which the Company operates can negatively impact the Company’s results of operations and financial position in future periods. The Company will continue to monitor legislative and regulatory developments in this area.

11. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the “District Court”) between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters’ services. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant plaintiffs’ motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to September 30, 2017) and to deny plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). On August 9, 2023, the judge issued a written order confirming this ruling. The Company will seek an appeal of this decision. On June 23, 2021, plaintiffs’ lawyers filed a new case against Zuffa and EGH alleging substantially similar claims but providing for a class period from July 1, 2017 to present. Management believes that the Company has meritorious defenses against the allegations and intends to defend itself vigorously.

The Company is involved in various other legal matters arising in the normal course of business. In the opinion of the Company, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

12. RELATED PARTY TRANSACTIONS

EGH and its subsidiaries (collectively, the “Group”) provide various services to the Company:

The Company is charged an annual management fee of $25.0 million for services provided by the Group. For the six months ended June 30, 2023 and 2022, the Company incurred management fee charges of $12.5 million and $12.5 million and commissions fees of $1.6 million and $1.0 million, respectively, which are included in selling, general and administrative expenses and direct operating costs, respectively, in the consolidated statements of operations. The Company believes the annual management fee is a reasonable allocation of costs related to representation, executive leadership, back-office and corporate functions and other services provided by the Group. The Company also reimburses the Group for third party costs they incur on the Company’s behalf. The Company reimbursed $5.4 million and $2.6 million of such costs during the six months ended June 30, 2023 and 2022, respectively. The Company also receives revenue from the Group for the exhibition of UFC events as well as for other licensing arrangements. The Company recognized $6.5 million and $3.8 million of revenue for these transactions during the six months ended June 30, 2023 and 2022, respectively. Third-party costs of $14.9 million were incurred by the Group on behalf of the Company in connection with the transaction agreement entered into in April 2023 (see Note 1) during the six months ended June 30, 2023. The Company will reimburse the Group for such services. The Company had a net receivable balance of $5.5 million and $10.4 million due from these parties as of June 30, 2023 and December 31, 2022, respectively.

The Company also procured $3.4 million and $2.8 million in production and consulting services from the Group for the six months ended June 30, 2023 and 2022, respectively. The Company had a $1.0 million and $2.6 million payable balance due to these parties as of June 30, 2023 and December 31, 2022, respectively.

The Company uses Endeavor Streaming, a Group company, to manage the video platform and billing for its over-the-top subscription service UFC Fight Pass and digital pay-per-view service UFC.TV. Endeavor Streaming collects revenue paid by the end-user for these products and then remits payment to the Company net of fees on revenue generated using the Endeavor Streaming platform. As of June 30, 2023 and December 31, 2022, the Company had a $13.4 million and $6.2 million receivable from Endeavor Streaming, respectively, which is included in other current assets in the consolidated balance sheets. Additionally, the Company pays Endeavor Streaming fees for revenue generated using Endeavor Streaming’s platform, as well as for work performed in updating and maintaining the video platform. These fees are deferred over the period of the subscription, which ranges from one to twelve months for UFC Fight Pass and are recognized at the time of the live event for UFC.TV. As of June 30, 2023 and December 31, 2022, the Company had $0.4 million and $0.3 million in deferred fees and a $0.6 million and $0.8 million payable related to such fees, respectively, which is included in other current assets and other current liabilities, respectively, in the consolidated balance sheets. The Company recognized $3.4 million and $3.2 million of fees and $0.1 million and $0.2 million of maintenance expenses to Endeavor Streaming during the six months ended June 30, 2023 and 2022, respectively, which is included in direct operating costs and selling, general and administrative expenses, respectively, in the consolidated statements of operations.

The Company has a $2.7 million receivable from Endeavor Streaming for sales tax owed to various taxing authorities in territories where Endeavor Streaming has sold UFC Fight Pass and UFC.TV to its end-users as of June 30, 2023 and December 31, 2022. This receivable is included in other current assets in the Company’s consolidated balance sheets. The Company recorded a corresponding $2.7 million payable to those taxing authorities as of June 30, 2023 and December 31, 2022, which is included in accrued liabilities in the Company’s consolidated balance sheets.

The Company entered into various other transactions with entities affiliated with EGH throughout the normal course of business. During the six months ended June 30, 2023 and 2022, the Company recognized $1.4 million and $1.4 million in revenues, respectively, and none and $0.2 million in direct operating costs, respectively, from these transactions.

The Company recognized $0.3 million and less than $0.1 million of revenue during the six months ended June 30, 2023 and 2022, respectively, from promotional services provided to its equity method investee, Howler Head, in connection to its equity investment in the entity discussed in Note 7 above. The Company had deferred revenue of $1.7 million and $2.0 million as of June 30, 2023 and December 31, 2022, respectively, related to this arrangement. Additionally the Company had receivables from Howler Head of less than $0.1 million and $0.2 million as of June 30, 2023 and December 31, 2022, respectively, which are related to amounts owed for certain reimbursable expenses incurred during each period.

13. SUBSEQUENT EVENTS

Subsequent events were evaluated through August 10, 2023, which is the date the consolidated financial statements were issued.

The Company concluded that no other events have occurred that would require recognition or disclosure in the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of World Wrestling Entertainment, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of World Wrestling Entertainment, Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 2, 2023, expressed an adverse opinion on the Company’s internal control over financial reporting because of the material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Net Revenues — Refer to Notes 2, 4 and 20 to the financial statements

Critical Audit Matter Description

The Company enters into arrangements with customers which include multiple performance obligations, such as content licenses associated with the distribution of media content, the production of live events, advertising and sponsorship rights, and consumer product licensing royalties.

Significant judgment is exercised by the Company in determining revenue recognition for these customer arrangements at inception or amendment, and includes the following:

•	Identification and evaluation of the treatment of contract terms that may impact the timing and amount of revenue recognized.

•	Determination of whether the services are considered distinct performance obligations.

•	Determination of the stand-alone selling prices for each distinct performance obligation and allocation of the transaction price to each distinct performance obligation.

Given this judgement, auditing the related revenue required both extensive audit effort and a high degree of audit judgement when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue recognition for these newly executed or amended customer arrangements included the following, among others:

•

We tested the effectiveness of controls over arrangements with customers, including management’s controls over the review of the terms of the arrangement, the identification of performance obligations, the determination of the stand-alone selling prices and the allocation of the transaction price to each distinct performance obligation.

•	We evaluated the Company’s revenue recognition policy and management’s current year accounting assessment for arrangements with multiple performance obligations.

•	We obtained and read the customer contracts, including master agreements, amended agreements, and other source documents that were part of the arrangement.

•	We tested management’s identification of the performance obligations within the customer contract, including whether material rights that gave rise to a performance obligation were identified.

•	We tested management’s determination of the stand-alone selling prices and the allocation of transaction price to each distinct performance obligation.

•	We tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

February 2, 2023

We have served as the Company’s auditor since 1999.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	For the years ended December 31,
	2022	2021	2020
Net revenues	$1,291,523	$1,095,174	$974,207
Operating expenses	730,624	608,174	549,480
Marketing and selling expenses	78,939	69,242	71,385
General and administrative expenses	161,448	120,840	102,182
Depreciation and amortization	37,287	40,901	42,616

Operating income	283,225	256,017	208,544

Interest expense	21,156	33,610	35,601
Other income (expense), net	2,312	7,455	(1,834)

Income before income taxes	264,381	229,862	171,109

Provision for income taxes	68,793	52,454	39,338

Net income	$195,588	$177,408	$131,771

Earnings per share: basic	$2.63	$2.32	$1.70

Earnings per share: diluted	$2.29	$2.09	$1.56

Weighted average common shares outstanding:
Basic	74,459	76,324	77,564
Diluted	88,163	84,943	84,219
Dividends declared per common share (Class A and B)	$0.48	$0.48	$0.48

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Comprehensive Income

(in thousands)

	For the years ended December 31,
	2022	2021	2020
Net income	$195,588	$177,408	$131,771
Other comprehensive income (loss):
Foreign currency translation adjustments	(137)	(180)	107
Unrealized holding (losses) gains on available-for-sale debt securities (net of tax (benefit) expense of $(670), $(122) and $4, respectively)	(2,121)	(385)	14

Total other comprehensive (loss) income	(2,258)	(565)	121

Comprehensive income	$193,330	$176,843	$131,892

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$220,230	$134,828
Short-term investments, net	258,487	280,957
Accounts receivable (net of allowance for doubtful accounts and returns of $5,055 and $5,155, respectively)	112,362	171,196
Inventory	2,915	8,033
Prepaid expenses and other current assets	33,154	32,242

Total current assets	627,148	627,256

Property and equipment, net	329,141	172,677
Finance lease right-of-use assets, net	296,643	313,360
Operating lease right-of-use assets, net	16,278	8,973
Content production assets, net	16,518	13,781
Investment securities	11,797	11,618
Deferred income tax assets, net	45,619	13,100
Other assets, net	12,425	43,302

Total assets	$1,355,569	$1,204,067

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$449	$430
Finance lease liabilities	11,677	12,190
Operating lease liabilities	3,604	4,755
Convertible debt	214,100	201,093
Accounts payable and accrued expenses	122,856	122,716
Deferred revenues	79,750	74,633

Total current liabilities	432,436	415,817

Long-term debt	20,848	21,284
Finance lease liabilities	364,900	374,681
Operating lease liabilities	13,145	5,063
Other non-current liabilities	6,989	12,562

Total liabilities	838,318	829,407

Commitments and contingencies
Stockholders’ equity:
Class A common stock: ($0.01 par value; 180,000,000 shares authorized; 43,317,422 and 43,732,977 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	433	438
Class B convertible common stock: ($0.01 par value; 60,000,000 shares authorized; 31,099,011 and 31,099,011 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	311	311
Additional paid-in capital	424,010	422,884
Accumulated other comprehensive income	162	2,420
Retained Earnings (accumulated deficit)	92,335	(51,393)

Total stockholders’ equity	517,251	374,660

Total liabilities and stockholders’ equity	$1,355,569	$1,204,067

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Stockholders’ Equity

(in thousands, except per share data)

	Common Stock				Additional Paid - in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	46,181	$462	31,099	$311	$415,953	$2,864	$(150,264)	$269,326

Net income	—	—	—	—	—	—	131,771	131,771
Other comprehensive income	—	—	—	—	—	121	—	121
Stock issuances, net	514	5	—	—	3,825	—	—	3,830
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(11,082)	—	—	(11,082)
Cash dividends declared	—	—	—	—	585	—	(37,834)	(37,249)
Stock-based compensation	—	—	—	—	27,277	—	—	27,277

Balance, December 31, 2020	46,695	$467	31,099	$311	$436,558	$2,985	$(56,327)	$383,994

Net income	—	—	—	—	—	—	177,408	177,408
Other comprehensive loss	—	—	—	—	—	(565)	—	(565)
Repurchases and retirements of common stock	(3,251)	(32)	—	—	(29,923)	—	(135,675)	(165,630)
Stock issuances, net	289	3	—	—	4,170	—	—	4,173
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(5,640)	—	—	(5,640)
Cash dividends declared	—	—	—	—	386	—	(36,799)	(36,413)
Stock-based compensation	—	—	—	—	17,333	—	—	17,333

Balance, December 31, 2021	43,733	$438	31,099	$311	$422,884	$2,420	$(51,393)	$374,660

Cumulative effect of adopting ASU 2020-06	—	—	—	—	(26,383)	—	17,609	(8,774)
Net income	—	—	—	—	—	—	195,588	195,588
Other comprehensive loss	—	—	—	—	—	(2,258)	—	(2,258)
Repurchases and retirements of common stock	(695)	(7)	—	—	(6,439)	—	(33,560)	(40,006)
Stock issuances and other, net	279	2	—	—	5,181	—	—	5,183
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(8,863)	—	—	(8,863)
Cash dividends declared	—	—	—	—	220	—	(35,909)	(35,689)
Stock-based compensation	—	—	—	—	37,410	—	—	37,410

Balance, December 31, 2022	43,317	$433	31,099	$311	$424,010	$162	$92,335	$517,251

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31,
	2022	2021	2020
OPERATING ACTIVITIES:
Net income	$195,588	$177,408	$131,771
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and impairments of content production assets	33,015	19,714	26,309
Depreciation and amortization	46,448	48,785	48,533
Other amortization	13,018	18,849	17,998
Loss on equity investments, net	16	808	5,720
Stock-based compensation	34,944	19,086	27,989
Benefit from deferred income taxes	(28,648)	(2,993)	(3,015)
Other non-cash adjustments	11,183	(3,302)	22,398
Cash provided by (used in) changes in operating assets and liabilities:
Accounts receivable	54,025	(116,300)	70,037
Inventory	5,628	1,160	(1,287)
Prepaid expenses and other assets	(3,740)	3,011	(12,171)
Content production assets	(35,752)	(17,738)	(25,645)
Accounts payable, accrued expenses and other liabilities	(5,182)	22,719	5,088
Deferred income	5,089	11,718	6,149

Net cash provided by operating activities	325,632	182,925	319,874

INVESTING ACTIVITIES:
Purchases of property and equipment and other assets	(199,892)	(39,231)	(27,662)
Purchases of short-term investments	(245,964)	(374,502)	(153,904)
Proceeds from sales and maturities of short-term investments	263,789	222,060	182,316
Purchase of investment securities	(195)	(1,470)	(589)
Proceeds from sale of investment securities	—	—	11,715
Proceeds from infrastructure improvement incentives	4,329	—	—

Net cash (used in) provided by investing activities	(177,933)	(193,143)	11,876

FINANCING ACTIVITIES:
Repayment of debt	(417)	(100,398)	(103,599)
Repayment of finance leases	(14,051)	(11,948)	(10,795)
Dividends paid	(35,689)	(36,413)	(37,249)
Proceeds from borrowings under the credit facility	—	—	200,000
Proceeds from tenant improvement allowances	34,246	—	—
Taxes paid related to net settlement upon vesting of equity awards	(8,863)	(5,640)	(11,082)
Proceeds from issuance of stock and other	2,483	2,973	2,630
Repurchase and retirement of common stock	(40,006)	(165,630)	—

Net cash (used in) provided by financing activities	(62,297)	(317,056)	39,905

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	85,402	(327,274)	371,655
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	134,828	462,102	90,447

CASH AND CASH EQUIVALENTS, END OF PERIOD	$220,230	$134,828	$462,102

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds	$90,029	$55,500	$45,586
Cash paid for interest	$9,597	$9,927	$12,262
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Purchases of property and equipment recorded in accounts payable and accrued expenses (See Note 10)	$18,567	$22,207	$4,365
Controlling stockholder contributions (See Note 17)	$2,700	$1,200	$1,200
Infrastructure improvement incentives (See Note 14)	$—	$4,329	$—

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Notes to Consolidated Financial Statements

(In thousands, except share data)

1. Basis of Presentation and Business Description

The accompanying Consolidated Financial Statements include the accounts of WWE. “WWE” refers to World Wrestling Entertainment, Inc. and its subsidiaries, unless the context otherwise requires. References to “we,” “us,” “our” and the “Company” refer to WWE.

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

We are an integrated media and entertainment company, principally engaged in the production and distribution of unique and creative content through various channels, including content rights agreements for our flagship programs, Raw and SmackDown, and our premium over-the-top network (“WWE Network”), premium live event programming, monetization across social media outlets, live events, licensing of various WWE themed products, and the sale of merchandise at our live events. Our operations are organized around the following principal activities:

Media:

•

The Media segment reflects the production and monetization of long-form and short-form video content across various platforms, including broadcast and pay television, streaming, as well as digital and social media. Across these platforms, revenues principally consist of content rights fees associated with the distribution of our programming content, subscriptions to WWE Network, and advertising and sponsorships.

Live Events:

•

Live events provide ongoing content for our media platforms. Live Event segment revenues consist primarily of ticket sales, as well as revenues from events for which we receive a fixed fee and the sale of travel packages associated with the Company’s global live events. As a result of the global spread of the coronavirus pandemic (“COVID-19”), these revenues had been greatly limited from March 2020 through the first half of 2021. In July 2021, we resumed our domestic and international live event touring schedules.

Consumer Products:

•

The Consumer Products segment engages in the merchandising of WWE branded products, such as video games, toys and apparel, through licensing arrangements and direct-to-consumer sales. Revenues principally consist of royalties and licensee fees related to WWE branded products and sales of merchandise distributed at our live events and through eCommerce platforms. Beginning July 2022, we launched an exclusive, multi-year partnership with Fanatics to create a new, enhanced experience for WWE fans globally, and transitioned our digital retail platform to Fanatics.

Note on the COVID-19 Pandemic

The global spread of COVID-19 and the various attempts to contain it resulted in restrictions, postponements and cancellations of various sports and other events and required us to cancel, postpone or relocate certain of our live events since March 2020. While restrictions have lessened and we have resumed our domestic and international live event touring schedules, COVID-19 and its variants continue to create significant uncertainty and the full extent of the impact will depend on numerous evolving factors that we can neither predict nor control, including the pandemic’s duration and severity and the governmental, business and individual responses to it. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations that are required by applicable governmental authorities and/or that we determine to be in the best interests of our employees, talent, customers, partners and stockholders. Any of the foregoing could have a material negative effect on our business and results of operations.

2. Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Basis of Consolidation — The Consolidated Financial Statements include the accounts of WWE and all of its domestic and foreign subsidiaries. Included in Corporate are intersegment eliminations recorded in consolidation. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — Cash and cash equivalents include cash on deposit in overnight deposit accounts, investments in Treasury bills and investments in money market accounts with original maturities of three months or less at the time of purchase.

Short-term Investments, Net — Our short-term investments consist of U.S. Treasury securities, corporate bonds and government agency bonds. We classify and account for these debt securities as available-for-sale debt securities and carry these securities at fair value. We report the unrealized gains and losses, net of tax, as other comprehensive income (loss) in stockholders’ equity, with the exception, if applicable, of unrealized losses due to loss of credit worthiness or unrealized gains due to recovery of credit worthiness, which are recorded to other income, net on the Consolidated Statements of Operations. Realized gains and losses on investments are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Accounts Receivable, Net — Accounts receivable relate principally to amounts due to us from distributors of our content, as well as from licensees that produce consumer products containing our intellectual property and/or trademarks. We estimate the collectability of our receivables and establish allowances for the amount of accounts receivable that we estimate to be uncollectible. We base these allowances on our historical collection experience, the length of time our accounts receivable are outstanding, the financial condition of individual customers and current economic conditions that may affect a customer’s ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors.

Inventory — As of December 31, 2022, our inventory primarily consists of merchandise sold at live events. As of December 31, 2021, our inventory consisted of merchandise sold on our websites and on distribution platforms, including Amazon, and merchandise sold at live events. Substantially all of our inventory is comprised of finished goods. Inventory is stated at the lower of cost or net realizable value. The valuation of our inventories requires management to make market estimates assessing the quantities and the prices at which we believe the inventory can be sold.

Property and Equipment, Net — Property and equipment are carried at historical cost net of benefits associated with tax incentives less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Vehicles and equipment are depreciated based on estimated useful lives varying from three years to five years. Buildings and related improvements are depreciated based on estimated useful lives varying from five years to thirty-nine years. Our corporate aircraft is depreciated over ten years on a straight-line basis less an estimated residual value.

Leases — The Company determines if a contract contains a lease at the inception of the arrangement. The Company has elected the short-term lease exemption, whereby leases with initial terms of one year or less are not capitalized and instead expensed generally on a straight-line basis over the lease term. The depreciable life of the underlying leased assets are generally limited to the expected lease term inclusive of any optional lease terms where we conclude at the inception of the lease that we are reasonably certain of exercising those renewal options. The Company also elected to not separate lease components from non-lease components across all lease categories. Instead, each separate lease component and non-lease component are accounted for as a single lease component. The Company is primarily a lessee with a lease portfolio comprised mainly of real estate and equipment leases. Operating and finance lease assets are included on our Consolidated Balance Sheets in non-current assets as an operating or finance right-of-use asset. Operating and finance lease liabilities are included on our Consolidated Balance Sheets in non-current liabilities for the portion that is due on a long-term basis and in current liabilities for portion that is due within 12 months of the financial statement date.

The right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term using an appropriate discount rate. Since the implicit rate is not readily available for our leases, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The right-of-use asset also may include any initial direct costs paid and is reduced by any lease incentives provided by the lessor. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term for our operating leases and for our finance leases, we record interest expense on the lease liability and straight-line amortization of the right-of-use asset over the lease term. Lease expense for variable lease payments is recognized as incurred.

Content Production Assets, Net — The Company is primarily a content producer with content production assets consisting of non-live event episodic television series, feature films and original programming content for WWE Network. The non-live event episodic television series are predominantly monetized on their own through individual television distribution arrangements. Feature film titles are predominantly monetized on their own through exploitation and exhibition through individual film distribution arrangements or by sale to a third party. The original WWE Network programming content are predominantly monetized as a film group through the collection of licensing fees from distribution partners or through the collection of monthly subscription fees from WWE Network.

Amounts capitalized for content production assets typically include development costs, production costs, production overhead, and employee salaries and are net of any film production incentives associated with our feature films. Content production assets related to non-live event episodic television series are expensed upon delivery of the completed programming content to the individual television distributors. Content production assets related to our feature films are amortized in the proportion that revenues bear to management’s estimates of the ultimate revenue expected to be recognized from exploitation, exhibition or sale. Our programming content distributed on the WWE Network is expensed based upon delivery to distribution partners or based on viewership consumption patterns if on the subscription-based WWE Network.

Unamortized content production costs are evaluated for impairment whenever events or changes in circumstances indicate that the fair value of a film predominantly monetized on its own or a film group may be less than its unamortized costs. As it relates to our unamortized feature film production assets, if estimates for a feature film’s ultimate revenues and/or costs are revised and indicate a significant decline in a film’s profitability or if events or circumstances change that indicate we should assess whether the fair value of a film is less than its unamortized film costs, we calculate the film’s estimated fair value using a discounted cash flows model. If fair value is less than the unamortized cost, the film is written down to fair value. Our estimate of ultimate revenues for feature films includes revenues from all sources for ten years from the date of a film’s initial release. We estimate the ultimate revenues based on industry and Company specific trends, the historical performance of similar films, the star power of the lead actors, and the genre of the film. Prior to the release of a feature film and throughout its life, we revise our estimates of revenues based on expected future results, actual results and other known factors affecting the various distribution markets. As it relates to our unamortized non-live event episodic television series content assets, if conditions indicate a potential impairment, and the estimated future cash flows using a discounted cash flow model are not sufficient to recover the unamortized asset, the asset is written down to fair value. As it relates to our unamortized original WWE Network programming content assets, which are predominantly monetized as film group, we review in aggregate at a group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized cost. In addition, if we determine that a program will not likely air, we expense the remaining unamortized asset.

Valuation of Long-Lived Assets — We periodically evaluate the carrying amount of long-lived assets for impairment when events and circumstances warrant such a review.

Investment Securities — Equity investments that are marketable and have a readily determinable fair value are carried at fair value with changes in the fair value recorded through income and reflected in Other income (expense), net on the Consolidated Statements of Operations. For nonmarketable equity securities (those without a readily determinable fair value), the Company elected to apply the practicality exception to apply fair value measurement, under which such securities will be measured at cost, less impairment, plus or minus observable price changes for identical or similar securities of the same issuer with such changes recorded in Other income, net on the Consolidated Statements of Operations.

For equity investments where the Company does not control the investee, and where it is not the primary beneficiary of a variable interest entity but can exert significant influence over the financial and operating policies of the investee, the Company applies the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s underlying net income or loss is recorded as investment income or loss within Other income, net on the Consolidated Statements of Operations, and is also included, net of cash dividends received, in Equity in earnings of affiliate, net of dividends received, on the Consolidated Statements of Cash Flows. Dividend distributions received from the investee reduces the Company’s carrying value of the investee and the cost basis if deemed a return of capital.

Nonmarketable equity securities and equity method investments are also subject to periodic impairment evaluations, and when factors indicate that a significant decrease in value has occurred. Factors considered in making such assessments may include near-term prospects of the investees, subsequent rounds of financing activities of the investees, and the investees’ capital structure as well as other economic variables, which reflect assumptions market participants may use in pricing these assets. If an equity method investment is deemed to have experienced an other-than-temporary decline below its carrying amount, we reduce the carrying amount of the equity method investment to its quoted or estimated fair value, as applicable, and establish a new carrying amount for the investment. For nonmarketable equity securities that are accounted for under the measurement alternative to fair value, the Company applies the impairment model that does not require the Company to consider whether the impairment is other-than-temporary. We record these impairment charges on our equity investments in Other income, net on the Consolidated Statements of Operations.

Income Taxes — Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Amounts are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carry forwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more-likely-than-

not that some or all of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. Conversely, if we determine we might not be able to realize our deferred tax assets, we would record a valuation allowance which would result in a charge to the provision for income taxes.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position, as the largest amount that we believe is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we record as a liability. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

Revenue Recognition — Revenues are generally recognized when control of the promised goods or services is transferred to our customers, either at a point in time or over time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Most of our contracts have one performance obligation and all consideration is allocated to that performance obligation. In contracts that have multiple performance obligations, we allocate the transaction price to each identified performance obligation based upon their relative standalone selling price. The standalone selling prices are determined using observable standalone selling prices when available as well as estimates of standalone selling prices using adjusted market assessment and expected cost plus margin approaches to estimate the price for individual components. Variable consideration can result from variability in price or quantity, or both. The components of our transaction price generally do not include material amounts of variable consideration. The variable consideration related to the transaction price contained in our contracts relates primarily to sales or usage-based royalties earned on consumer product licensing contracts. The variability related to these sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license. In contracts that include a minimum guarantee, we recognize revenue over time when we estimate that the minimum guarantee will not be exceeded through the associated sales or usage-based royalties. For transaction prices related to these future obligations that may contain material amounts of variable consideration related to quantities in a contract, we estimate the quantities each reporting period. As it relates to our Consumer Products segment, the Company accounts for shipping and handling activities as fulfillment activities.

We derive our revenues principally from the following sources: (i) content rights fees associated with the distribution of WWE’s media content, including our weekly flagship programs as well as premium live event and original programming, (ii) subscriptions to WWE Network, (iii) advertising and sponsorship sales, (iv) live event ticket sales, (v) consumer product licensing royalties from the sale by third-party licensees of WWE branded merchandise, (vi) direct-to-consumer sales of merchandise at our live event venues, and (vii) sales of our merchandise through eCommerce platforms. The below describes our revenue recognition policies in further detail for each major revenue source of the Company.

Content rights fees:

Rights fees received from distributors of our content, including our weekly flagship programs, Raw and SmackDown, as well as premium live event and original programming, both domestically and internationally, are recorded when the content (functional intellectual property) has been delivered and control has been transferred to the distributor and the license period has begun. Any advance payments received from the distributors are deferred upon collection and recognized into revenue as content is delivered. Our content rights distribution agreements are generally between one year and five years in length and frequently provide for contractual increases over their terms.

WWE Network Subscriptions:

Revenues from the sale of subscriptions to WWE Network are recognized ratably over each paid monthly membership period. Deferred revenues consist of subscription fees billed to members that have not been recognized and gift memberships that have not been redeemed.

Advertising and sponsorships:

Through our sponsorship packages, we offer advertisers a full range of our promotional vehicles, including online and print advertising, on-air announcements and special appearances by our Superstars. We allocate the transaction price to all performance obligations contained within a sponsorship and advertising arrangement based upon their relative standalone selling price. Standalone selling prices are determined generally based on a rate card used to determine pricing for individual components. Revenues are recognized as each performance obligation is satisfied, which generally occurs when the sponsorship and advertising is aired, exhibited, performed or played on the applicable WWE platform. We are generally the principal in our advertising and sponsorship arrangements because we control the advertising and sponsorship inventory before it is transferred to our customers. Our control is evidenced by our sole ability to monetize the advertising and sponsorship inventory and being primarily responsible to our customers.

Live event ticket sales:

Revenues from our live event ticket sales are recognized upon the occurrence of the related live event.

Consumer product licensing royalties:

Licensing revenues consist principally of royalties or license fees related to various WWE themed products, such as video games, toys and apparel, which are created using WWE brands and marks (symbolic intellectual property). Revenues from our licensed products are recognized in the period of the underlying product sales based on estimates from licensees and adjustments to the estimated amounts are recorded when final statements are received. The estimates are derived from the best available recent information from our licensees of underlying sales performance and represent the most likely amount of revenues expected. Any upfront license fees or minimum guarantees received from the licensee are deferred upon collection and recognized into revenue over the contract term as the amounts are earned. In contracts that include a minimum guarantee, we recognize revenue over time when we estimate that the minimum guarantee will not be exceeded through the associated sales or usage-based royalties.

Direct-to-consumer venue merchandise sales:

Direct-to-consumer merchandise sales consist of sales of merchandise at our live events. Revenues are recognized at the point of sale, as control is transferred to the customer.

eCommerce sales:

Beginning July 2022, eCommerce revenues consist principally of royalties or license fees related to various WWE themed merchandise (symbolic intellectual property). Any upfront license fees or minimum guarantees received from the licensee are deferred upon collection and recognized into revenue over the contract term as the amounts are earned. In contracts that include a minimum guarantee, we recognize revenue over time when we estimate that the minimum guarantee will not be exceeded through the associated sales or usage-based royalties. When we estimate that the minimum guarantee will be exceeded through the associated sales or usage-based royalties, revenues are recognized in the period of the underlying sales based on estimates from licensees and adjustments to the estimated amounts are recorded when final statements are received. The estimates are derived from the best available recent information from our licensees of underlying sales performance and represent the most likely amount of revenues expected.

Prior to July 2022, eCommerce revenues consisted of direct-to-consumer sales of merchandise on our websites and on other distribution platforms, including Amazon. Revenues associated with direct-to-consumer sales are recognized at a point in time, as control is transferred to the customer upon shipment.

Operating Expenses — Operating expenses consist of our production costs associated with developing our content, venue rental and related costs associated with the staging of our live events, compensation costs for our talent, and material and related costs associated with our consumer product merchandise sales, and costs associated with operating WWE Network. In addition, operating expenses include the operating costs associated with talent development, data analytics, data engineering, business strategy and real estate and facilities functions. Included within operating expenses are the following depreciation and amortization expenses:

Amortization and impairment of feature film production assets:

We amortize feature film production assets based on the estimated future cash flows. Unamortized feature film production assets are evaluated for impairment each reporting period.

Amortization and impairment of television production assets:

Television production assets consist primarily of non-live event episodic television series we have produced for distribution through a variety of platforms, including on WWE Network. Costs to produce episodic programming for television or distribution on WWE Network are amortized in the proportion that revenues bear to management’s estimates of the ultimate revenue expected to be recognized from exploitation, exhibition or sale. Unamortized television production assets are evaluated for impairment each reporting period. Program amortization for WWE Network is included in operating expenses as a component of amortization of television production assets. For episodic programming debuting and currently expected to air exclusively on WWE Network, the cost of the programming is expensed upon delivery of the content to distribution partners or the initial release on the subscription-based WWE Network, as the vast majority of viewership occurs in close proximity to the initial release.

Depreciation and amortization of costs related to content delivery and technology assets utilized for WWE Network:

These costs are depreciated or amortized on a straight-line basis over the shorter of the expected useful life or the term of the respective assets.

Amortization of right-of-use assets on finance leases of equipment:

The amortization expense associated with the right-of-use assets pertain predominantly to equipment utilized to produce and distribute our live event programming and are therefore included in operating expenses.

Depreciation on equipment used directly in revenue generating activities:

We capitalize equipment consisting primarily of television set components and related equipment that is utilized as part of our programming content. These assets are depreciated over their respective estimated useful lives.

The following table presents the depreciation and amortization expense amounts included within Operating expenses for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Amortization and impairment of content production assets	$33,015	$19,714	$26,309
Depreciation and amortization of WWE Network content delivery and technology assets	8,534	7,530	5,632
Amortization of right-of-use assets - finance leases of equipment	9,076	9,149	11,070
Depreciation on equipment used directly to support operations	788	630	561

Total depreciation and amortization included in operating expenses	$51,413	$37,023	$43,572

Costs to produce our live event programming are expensed when the event is first broadcast, and are not included in the depreciation and amortization table noted above. These costs include production-related costs, such as lighting, pyrotechnics and staging, associated with our weekly, in-ring televised programming as well as our premium live events, which are included as a component of our Media segment Operating expenses. We also incur event-related costs, such as venue rental, security and travel, associated with our premium live events as well as our televised and non-televised events, which are included as a component of our Live Events segment Operating expenses. Talent-related costs primarily associated with our premium live events and televised programming are included within our Media segment, while talent-related costs associated with our non-televised events are included within our Live Events segment.

Marketing and Selling Expenses — Marketing and selling expenses consist of costs associated with the promotion and marketing of our services and products. These expenses include advertising and promotional costs, and the costs associated with our sales and marketing functions, creative services functions and our international offices.

General and Administrative Expenses — General and administrative expenses are unallocated and include costs associated with our corporate administrative functions, including finance, investor relations, community relations, corporate communications, information technology, legal, facilities, human resources and our Board of Directors. We record all Company-wide severance expenses as unallocated corporate general and administrative expenses.

Content Production Incentives — The Company has access to various governmental programs that are designed to promote content production within the United States and certain international jurisdictions. Tax incentives earned with respect to expenditures on qualifying film production activities are included as an offset to Content production assets, net within our Consolidated Balance Sheets. Tax incentives earned with respect to expenditures on qualifying capital projects are included as an offset to Property and equipment, net within our Consolidated Balance Sheets. Tax incentives earned with respect to expenditures on qualifying television and other production activities are recorded as an offset to production expenses within Operating expenses within our Consolidated Statements of Operations. The Company recognizes these benefits when we have reasonable assurance regarding the realizable amount of the tax credits. The realizable amount is recorded within Accounts receivable, net within our Consolidated Balance Sheets until the Company receives the funds from the respective governmental jurisdiction.

As there is no authoritative guidance under U.S. GAAP on accounting for government assistance to for profit business entities, the Company accounts for these content production incentives by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance.

Advertising Expense — Advertising costs are expensed as incurred, except for costs related to the development of a major commercial or media campaign, which are expensed in the period in which the commercial or campaign is first presented. For the years ended December 31, 2022, 2021 and 2020, we recorded advertising expenses of $10,778, $9,219 and $13,539, respectively.

Foreign Currency Translation — For the translation of the financial statements of our foreign subsidiaries whose functional currencies are non-U.S. Dollars, assets and liabilities are translated at the year-end exchange rate, and income statement accounts are translated at monthly average exchange rates for the year. The resulting translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity, and also in comprehensive income. Foreign currency transactions are recorded at the exchange rate prevailing at the transaction date, with any gains and/or losses recorded within Other income (expense), net within our Consolidated Statements of Operations.

Stock-Based Compensation — Equity awards are granted to directors, officers and employees of the Company. Stock-based compensation costs associated with our restricted stock units (“RSUs”) are determined using the fair market value of the Company’s common stock on the date of the grant. These costs are recognized over the requisite service period using the graded vesting method, net of estimated forfeitures. RSUs have a service requirement typically over a 3.5 year vesting schedule and vest in equal annual installments. Unvested RSUs accrue dividend equivalents at the same rate as are paid on our shares of Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying RSUs.

Stock-based compensation costs associated with our performance stock units (“PSUs”) are initially determined using the fair market value of the Company’s common stock on the date the awards are approved by our Compensation and Human Capital Committee (service inception date). The vesting of these PSUs are subject to certain performance conditions and a service requirement of typically 3.5 years. Until such time as the performance conditions are met, stock compensation costs associated with these PSUs are re-measured each reporting period based upon the fair market value of the Company’s common stock and the estimated performance attainment on the reporting date. The ultimate number of PSUs that are issued to an employee is the result of the actual performance of the Company at the end of the performance period compared to the performance conditions. Stock compensation costs for our PSUs are recognized over the requisite service period using the graded vesting method, net of estimated forfeitures. Unvested PSUs accrue dividend equivalents once the performance conditions are met at the same rate as are paid on our shares of Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying PSUs.

During the third quarter of 2022, the Compensation and Human Capital Committee approved the grant of PSUs to certain executives for an aggregate value of $18,000. These awards were granted in October 2022 and vary from the typical PSU grants in that the awards have performance conditions tied to results through September 2025. These awards will vest in 2025 and are accounted for as equity awards since the target shares were known at inception.

During the third quarter of 2020, the Compensation and Human Capital Committee approved an agreement to grant PSUs to an executive management member for an aggregate value of $15,000. During the first quarter of 2022, this agreement was amended to increase the aggregate value to $22,500. The award vests in two tranches of 27%, and 73%, during the years 2022 and 2025, respectively. The first award tranche of $6,000 has performance conditions tied to results through September 2022, and the second award of $16,500 has performance conditions tied to results through September 2025. The Company began expensing the second award of $16,500 concurrent with the first award beginning on the service inception date in August 2020. The Company accounted for the first award, which vested in November 2022, as an equity award since the target shares were known at inception. The second award was initially classified as a liability award until it was reclassified as an equity award in November 2022 when the number of shares was determined upon settlement of the first award.

We estimate forfeitures based on historical trends when recognizing compensation expense and adjust the estimates when they are expected to differ or as forfeitures occur.

Earnings Per Share (EPS) — Basic EPS is calculated by dividing net income by the weighted average common shares outstanding during the period. The Company adopted ASU 2020-06 on January 1, 2022. ASU 2020-06 requires the if-converted method to be applied for all convertible instruments when calculating diluted EPS. Diluted EPS is calculated by dividing net income, adjusted for the effect of potentially dilutive shares, by the weighted average common shares outstanding during the period plus dilutive potential common shares which are calculated using the if-converted method. Under the if-converted method, potential common shares are excluded from the computation of EPS in periods in which they have an anti-dilutive effect.

Net income per share of Class A and Class B common stock is computed in accordance with a two-class method of earnings allocation. As such, any undistributed earnings for each period are allocated to each class of common stock based on the proportionate share of cash dividends that each class is entitled to receive. During 2022, 2021 and 2020, the dividends declared and paid per share of Class A and Class B common stock were the same.

Treasury Stock Retirement — The Company accounts for treasury stock transactions using the cost method. All share repurchases to date have been retired by the Company. When the Company retires its own common stock, the excess of the repurchase price of the common stock over the par value of the common stock is allocated between additional paid-in capital and retained earnings. The portion allocated to additional paid-in capital is determined by applying a percentage, determined by dividing the number of shares to be retired by the number of shares issued and outstanding as of the retirement date, to the balance of additional paid-in capital as of the retirement date. Direct costs incurred to repurchase the common stock are not material and are expensed in the period incurred.

Recent Accounting Pronouncements

In November 2021, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2021-10, Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 added a new Topic, ASC 832, Government Assistance, to the FASB’s Codification, which requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. While the adoption of this guidance does not have an impact on the Company’s consolidated balance sheets or statements of operations, the guidance requires additional annual disclosures in the Company’s annual financial statements. The Company is applying the amendments in ASU 2021-10 prospectively as of January 1, 2022, and has included the annual disclosures required by the ASU within our significant accounting policies, as described above, as well as within Note 14, Content Production Incentives.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The new guidance eliminates two of the three models in ASC 470-20, Debt with Conversion and Other Options, that require separating embedded conversion features from convertible instruments. Specifically, the ASU removes the separation models for convertible debt with a cash conversion feature or convertible instruments with a beneficial conversion feature. The Company’s existing 3.375% convertible senior notes due December 2023 (“Convertible Notes”) are currently accounted for under the cash conversion feature model, which is one of the models being eliminated. As a result, after adopting the new guidance, the Company will no longer separately present in equity an embedded conversion feature of such debt. Instead, the Company will account for a convertible debt instrument wholly as debt unless (i) a convertible debt instrument contains features that require bifurcation as a derivative or (ii) a convertible debt instrument was issued at a substantial premium. Additionally, the ASU revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments (e.g., warrants) and embedded features (e.g., conversion features) that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. The new guidance also requires the use of the if-converted method when calculating diluted earnings per share (“EPS”) for convertible instruments and the treasury stock method should no longer be used. Under the new guidance, convertible instruments that may be settled in cash or shares (e.g., the Company’s Convertible Notes) are to be included in the calculation of diluted EPS if the effect is dilutive, with no option for rebutting the presumption of share settlement based on stated policy or past experience. The ASU is effective for fiscal years beginning after December 15, 2021 (fiscal year 2022 for the Company) and can be adopted on either a fully retrospective or modified retrospective basis. The Company adopted the ASU effective January 1, 2022 under the modified retrospective approach. The cumulative effect of the change was recognized as an adjustment to the opening balance of retained earnings (accumulated deficit) at the date of adoption. The comparative information has not been restated and continues to be presented according to accounting standards in effect for those periods. As a result of the adoption beginning on January 1, 2022, the Company’s Convertible Notes are no longer bifurcated into a separate liability and equity component in the consolidated balance sheet. Rather, the Convertible Notes are presented as a single liability at amortized cost, net of unamortized debt issuance costs, on the consolidated balance sheet. Upon adoption of the ASU, the Company recorded a net increase of $12,068 to the Convertible Notes liability component, a $26,383 net decrease to the equity component (additional paid-in capital) and a net increase of $17,609 to retained earnings (accumulated deficit) for the cumulative effect of the adoption. The Company also recorded a net increase of $3,294 to deferred income tax assets. The adjustments were calculated based on the carrying amount of the Convertible Notes as if it had always been treated as a liability only. Furthermore, included in the above adjustments, are adjustments to the debt issuance costs contra-liability and equity (additional paid-in capital) components under the same premise (i.e., as if the total amount of debt issuance costs had always been treated as a contra-liability only). Lastly, the Company derecognized deferred income taxes associated with the Convertible Notes debt discount and adjusted deferred income taxes relative to unamortized debt issuance costs associated with the Convertible Notes. The Company also expects lower interest expense related to the Convertible Notes that will be recognized in future periods subsequent to adoption as a result of accounting for the Convertible Notes as a single liability measured at amortized cost. The following table summarizes the impact of the adoption of ASU 2020-06 on the Company’s opening consolidated balance sheet on January 1, 2022:

	December 31, 2021 As Reported	ASU 2020-06 Adoption Impact	January 1, 2022 As Adjusted
Consolidated Balance Sheet line item:
Deferred income tax assets, net	$13,100	$3,294	$16,394
Convertible debt (1)	$201,093	$12,068	$213,161
Additional paid-in-capital (conversion feature, net of tax)	$422,884	$(26,383)	$396,501
Accumulated deficit (cumulative effect adjustment, net of tax)	$(51,393)	$17,609	$(33,784)

(1)

Prior to adoption, the carrying value of the Convertible Debt represents the principal amount less the unamortized debt discount and unamortized debt issuance costs. After adoption, the carrying value of the Convertible Debt represents the principal amount less the unamortized debt issuance costs.

3. Earnings Per Share

For purposes of calculating basic and diluted earnings per share, we used the following weighted average common shares outstanding (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net income for basic earnings per share	$195,588	$177,408	$131,771
Effect of potentially dilutive shares:
Interest expense related to the Convertible Notes (1)	6,063	—	—

Net income for diluted earnings per share	$201,651	$177,408	$131,771

Weighted average basic common shares outstanding	74,459	76,324	77,564
Dilutive effect of restricted and performance stock units	664	447	492
Dilutive effect of convertible debt instruments	13,036	8,166	6,160
Dilutive effect of employee share purchase plan	4	6	3

Weighted average dilutive common shares outstanding	88,163	84,943	84,219

Earnings per share:
Basic	$2.63	$2.32	$1.70

Diluted	$2.29	$2.09	$1.56

Anti-dilutive shares (excluded from per-share calculations):
Net shares received on purchased call of convertible debt hedge	5,330	4,641	3,762
Outstanding restricted and performance stock units	—	—	—

(1)

The Company adopted ASU 2020-06 effective January 1, 2022 under the modified retrospective approach. As such, for purposes of calculating net income for diluted earnings per share, we have not made any adjustments for the years ended December 31, 2021 and 2020.

Effect of Convertible Notes and Related Convertible Note Hedge and Warrants

In connection with the issuance of the Convertible Notes, the Company entered into Convertible Note Hedge and Warrants transactions as described further in Note 11, Convertible Debt. The collective impact of the Convertible Note Hedge and Warrants effectively eliminates any economic dilution that may occur from the actual conversion of the Convertible Notes between the conversion price of $24.91 per share and the strike price of the Warrants of $31.89 per share. The adoption of ASU 2020-06, as described in Note 2, Summary of Significant Accounting Policies — Recent Accounting Pronouncements, did not impact the accounting for the Convertible Note Hedge and Warrants (i.e., continue to remain classified in equity), as well as the treatment for diluted earnings per share calculation purposes as it relates to the Convertible Note Hedge and Warrants.

We adopted ASU 2020-06 on January 1, 2022 under the modified retrospective method and applied the new guidance to our Convertible Notes outstanding as of January 1, 2022. We have not changed previously disclosed amounts or provided additional disclosures for comparative periods. ASU 2020-06 requires the if-converted method to be applied for all convertible instruments when calculating diluted earnings per share. Under the if-

converted method, diluted earnings per share will be calculated assuming that all the Convertible Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive.

Prior to actual conversion, for purposes of calculating diluted earnings per share, the denominator also includes the additional shares issued related to the Warrants using the treasury stock method to the extent the average price of our common stock exceeds the strike price of the Warrants of $31.89 per share. In addition, prior to actual conversion, the Convertible Note Hedges are not considered for purposes of the calculation of diluted earnings per share, as their effect would be anti-dilutive.

The dilution from the Convertible Notes had a $0.39 impact on diluted earnings per share for the year ended December 31, 2022, which was calculated using the if-converted method. The dilution from the Convertible Notes had a $0.22 and $0.13 impact on diluted earnings per share for the years ended December 31, 2021 and 2020, respectively, which were calculated under the treasury stock method.

4. Revenues

See Note 2, Summary of Significant Accounting Policies – Revenue Recognition for information on our revenue recognition accounting policies.

Disaggregated Revenues

The following table presents our revenues disaggregated by primary revenue sources. Sales and usage-based taxes are excluded from revenues.

	Year Ended December 31,
	2022	2021	2020
Net revenues:
Media Segment:
Network (including pay-per-view) (1)	$222,017	$224,967	$192,361
Core content rights fees (2)	596,814	566,249	531,640
Advertising and sponsorships (3)	66,538	71,495	65,333
Other (4)	148,508	73,501	78,882

Total Media Segment net revenues	1,033,877	936,212	868,216
Live Events Segment:
North American ticket sales	97,907	46,301	15,206
International ticket sales	12,113	4,639	210
Advertising and sponsorships (5)	4,738	896	354
Other (6)	8,325	5,967	4,151

Total Live Events Segment net revenues	123,083	57,803	19,921
Consumer Products Segment:
Consumer product licensing	77,532	51,982	41,675
eCommerce	33,263	39,085	41,196
Venue merchandise	23,768	10,092	3,199

Total Consumer Products Segment net revenues	134,563	101,159	86,070

Total net revenues	$1,291,523	$1,095,174	$974,207

(1)

Network revenues consist primarily of license fees associated with the domestic distribution of WWE Network content to NBCU (effective March 18, 2021), as well as subscription fees from customers of WWE

Network and license fees associated with our international licensed partner agreements. Network revenues for the year ended December 31, 2021 include the upfront revenue recognition related to the delivery of certain WWE Network intellectual property rights.
(2)

Core content rights fees consist primarily of licensing revenues from the distribution of our flagship programs, Raw and SmackDown, as well as our NXT programming, through global broadcast, pay television and digital platforms.

(3)

Advertising and sponsorships revenues within our Media segment consist primarily of advertising revenues from the Company’s content on third-party social media platforms and sponsorship fees from sponsors who promote their products utilizing the Company’s media platforms, including promotion on the Company’s digital websites and on-air promotional media spots.

(4)

Other revenues within our Media segment reflect revenues earned from the distribution of other WWE content, including, but not limited to, certain live in-ring programming content in international markets, scripted, reality and other programming.

(5)

Advertising and sponsorships revenues within our Live Events segment primarily consist of fees from advertisers and sponsors who promote their products utilizing the Company’s live events (i.e., presenting sponsor of fan engagement events and advertising signage at the event).

(6)

Other revenues within our Live Events segment primarily consists of the sale of travel packages associated with the Company’s global live events, as well as revenues from events for which the Company receives a fixed fee.

WWE Network subscriptions revenues for international subscribers, and domestic subscribers through March 17, 2021 (prior to transition of WWE Network content domestically to NBCU), are recorded over time during the subscription term, and our consumer product licensing revenues are recorded over time during the licensing period. Other revenue streams identified in the table above are generally recognized at a point-in-time when the performance obligations are satisfied.

Payment Terms and Other

Our revenues do not include material amounts of variable consideration, other than the sale or usage-based royalties earned related to our consumer product licensing and certain other content rights contracts. Our payment terms vary by the type of products or services offered and may be subject to contractual payment terms, which may include advance payment requirements. The time between invoicing and when payment is due is not significant, generally within 30 to 60 days. We have elected the practical expedient to not adjust the total consideration within a contract to reflect a financing component when the duration of the financing is one year or less. Our contracts do not generally include a significant financing component. Our contracts with customers do not generally result in significant obligations associated with returns, refunds or warranties.

Remaining Performance Obligations

As of December 31, 2022, for contracts greater than one year, the aggregate amount of the transaction price allocated to remaining performance obligations is approximately $2,740,000, comprised of our multi-year content distribution, consumer product licensing and sponsorship contracts. We will recognize fees related to our multi-year content distribution contracts as content is delivered to the distributors during the periods 2023 through 2028. We will recognize the revenues associated with the minimum guarantees on our multi-year consumer product licensing arrangements by the end of the licensing periods, which range from 2023 through 2031. For our multi-year sponsorship arrangements, we will recognize sponsorship revenues as the sponsorship obligations are satisfied during the periods 2023 through 2028. The transaction prices related to these future obligations do not include any variable consideration, which generally consists of sales or usage-based royalties earned on consumer product licensing and certain other content rights contracts. The variability related to these sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license. For transaction prices related to these future obligations that may contain material amounts of variable consideration related to quantities in a contract, we estimate the quantities each reporting period.

Contract Assets and Contract Liabilities (Deferred Revenues)

A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time. The Company does not have any material contract assets, only accounts receivable as disclosed on our Consolidated Balance Sheets.

We record deferred revenues (also referred to as contract liabilities under ASC Topic 606) when cash payments are received or due in advance of our performance. Our deferred revenues balance primarily relates to advance payments received related to our content distribution rights agreements, our consumer product licensing agreements, and our sponsorship and advertising arrangements. The Company’s deferred revenues (i.e. contract liabilities) as of December 31, 2022 and 2021 were $79,750 and $74,661, respectively, and are included within Deferred revenues and Other non-current liabilities on our Consolidated Balance Sheets.

The net increase in the deferred revenue balance for the year ended December 31, 2022 of $5,089 is primarily driven by advances received in 2022, partially offset by revenue recognized in 2022 as a result of satisfying our performance obligations. Revenue recognized during the year ended December 31, 2022 and 2021 that was included in the respective deferred revenue balance at the beginning of each period was $68,756 and $60,922, respectively.

Contract Costs (Costs of Obtaining a Contract)

Except for certain multi-year television content arrangements, we generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within Marketing and selling expenses on our Consolidated Statements of Operations. Capitalized commission fees of $525 and $625 at December 31, 2022 and 2021, respectively, relate primarily to incremental costs of obtaining our long-term content distribution arrangements and these costs are being amortized over the duration of the underlying content agreements on a straight-line basis to Marketing and selling expenses. During each of the years ended December 31, 2022, 2021 and 2020, the amount of amortization was $100, and there was no impairment in relation to the costs capitalized.

5. Investment Securities and Short-Term Investments

Investment Securities

Included within Investment Securities are the following:

	As of December 31,
	2022	2021
Nonmarketable equity investments without readily determinable fair values	$11,797	$11,618

Total investment securities	$11,797	$11,618

Nonmarketable Equity Investments Without Readily Determinable Fair Values

We evaluate our nonmarketable equity investments without readily determinable fair values for impairment if factors indicate that a significant decrease in value has occurred. The Company has elected to use the measurement alternative to fair value that will allow these investments to be recorded at cost, less impairment, and adjusted for subsequent observable price changes.

The following table summarizes the impairments and observable price change event adjustments recorded on our nonmarketable equity investments without readily determinable fair values for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Impairments (1)	$—	$—	$(2,715)
Observable price change upward adjustments	—	—	—
Observable price change downward adjustments	(16)	—	(29)

Total income (loss) from adjustments to nonmarketable equity investments	$(16)	$—	$(2,744)

(1)

During the year ended December 31, 2020, the Company recorded an impairment charge on our investment in a themed attraction touring company for the excess of the carrying value over its estimated fair value resulting from significant adverse changes in the economic and market conditions caused by COVID-19. These charges are reflected in Other income (expense), net on our Consolidated Statements of Operations.

Short-Term Investments

Our short-term investments consist of available-for-sale debt securities which are measured at fair value and consist of the following:

	December 31, 2022				December 31, 2021
		Gross Unrealized				Gross Unrealized
	Amortized Cost	Gain	(Loss)	Fair Value	Amortized Cost	Gain	(Loss)	Fair Value
U.S. Treasury securities	$94,287	$—	$(1,095)	$93,192	$90,278	$—	$(57)	$90,221
Corporate bonds	117,947	1	(1,435)	116,513	147,102	1	(269)	146,834
Government agency bonds	49,494	12	(724)	48,782	44,026	1	(125)	43,902

Total	$261,728	$13	$(3,254)	$258,487	$281,406	$2	$(451)	$280,957

The Company evaluates its individual available-for-sale debt securities that are in an unrealized loss position each reporting period and determines whether the decline in fair value below the amortized cost basis results from a credit loss or other factors. The amount of the decline related to credit losses are recorded as a credit loss expense in earnings with a corresponding allowance for credit losses and the amount of the decline not related to credit losses are recorded through other comprehensive income, net of tax. As of December 31, 2022 and 2021, the aggregate total amount of unrealized losses (that is, the amount by which amortized cost basis exceeds fair value) was insignificant. We did not record an allowance for credit losses on these securities. Accordingly, during the years ended December 31, 2022 and 2021, the entire amount of the decline in fair value below the amortized cost basis was recorded as an unrealized loss, net of tax, in other comprehensive loss on the Consolidated Statements of Comprehensive Income. Unrealized gains are also reflected, net of tax, as other comprehensive income (loss) on the Consolidated Statements of Comprehensive Income.

Our U.S. Treasury securities, corporate bonds and government agency bonds are included in Short-term investments, net on our Consolidated Balance Sheets. Realized gains and losses on investments are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

As of December 31, 2022, contractual maturities of these securities are as follows:

Maturities
U.S. Treasury securities	1 month - 1 year
Corporate bonds	1 month - 2 years
Government agency bonds	4 months - 1 year

During the years ended December 31, 2022, 2021 and 2020, we recognized $4,157, $395 and $1,819, respectively, of interest income on our short-term investments. Interest income is reflected as a component of Other income (expense), net on our Consolidated Statements of Operations.

The following table summarizes the short-term investment activity:

	Year Ended December 31,
	2022	2021	2020
Proceeds from sale of short-term investments	$—	$27,911	$22,613
Proceeds from maturities and calls of short-term investments	$263,789	$194,149	$159,703
Purchases of short-term investments	$245,964	$374,502	$153,904
Gross realized (losses) gains on sale of short-term investments	$—	$(2)	$64

6. Fair Value Measurement

Fair value is determined based on the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The accounting guidance establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, a financial instrument’s level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized as follows:

Level 1-	Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2-	Inputs other than quoted prices in active markets for similar assets and liabilities that are directly or indirectly observable; or

Level 3-	Unobservable inputs, such as discounted cash flow models or valuations, in which little or no market data exists.

Certain financial instruments are carried at cost on the Consolidated Balance Sheets, which approximates fair value due to their short-term, highly liquid nature. The carrying amounts of cash and cash equivalents, money market accounts, accounts receivable and accounts payable approximate fair value because of the short-term nature of such instruments.

We have classified our investments in U.S. Treasury securities, corporate bonds and government agency bonds, which collectively are investments in available-for-sale debt securities, within Level 2, as their valuation requires quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and/or model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data. The U.S. Treasury securities, corporate bonds and government agency bonds are valued based on model-driven valuations. A third-party service provider assists the Company with compiling market prices from a variety of industry standard data sources, security master files from large financial institutions and other third-party sources that are used to value our corporate bond, U.S. Treasury securities and government agency bond investments. The Company did not have any transfers between Level 1, Level 2 and Level 3 fair value investments during the periods presented.

The fair value measurements of our equity investments without readily determinable fair values and our equity method investments are classified within Level 3 as significant unobservable inputs are used as part of the determination of fair value. Significant unobservable inputs may include variables such as near-term prospects of the investees, recent financing activities of the investees, and the investees’ capital structure, as well as other economic variables, which reflect assumptions market participants would use in pricing these assets. For our equity investments without readily determinable fair values, the Company has elected to use the measurement alternative to fair value that will allow these investments to be recorded at cost, less impairment, and adjusted for subsequent observable price changes. See Note 5, Investment Securities and Short-Term Investments, for details on impairments and observable pricing event adjustments related to our investment securities.

The Company’s long-lived property and equipment and content production assets are required to be measured at fair value on a non-recurring basis if it is determined that indicators of impairment exist. These assets are recorded at fair value only when an impairment is recognized. During the years ended December 31, 2022, 2021 and 2020, we recorded non-cash abandonment charges of $240, $175 and $1,783, respectively, to write off the carrying value of certain assets included within property and equipment that we deemed will no longer be used by the Company and had no further alternative use. These charges are included as a component of Operating expenses on our Consolidated Statements of Operations. Apart from these charges, the Company did not record any other impairment charges on long lived property and equipment during the years ended December 31, 2022, 2021 and 2020. The Company classifies these assets as Level 3 within the fair value hierarchy due to significant unobservable inputs.

During the year ended December 31, 2022, the Company did not record any impairment charges related to content production assets. During the years ended December 31, 2021 and 2020, the Company recorded impairment charges of $313 and $3,171 on content production assets based upon fair value measurements of $528, and $3,276, respectively. See Note 9, Content Production Assets, for further discussion. The Company classifies these fair values as Level 3 within the fair value hierarchy due to significant unobservable inputs. The Company utilizes a discounted cash flows model to determine the fair value of content production assets where indicators of impairment exist.

The fair value of the Company’s debt, consisting of a mortgage loan assumed in connection with a building purchase, is estimated based upon quoted price estimates for similar debt arrangements. At December 31, 2022, the face amount of the mortgage loan approximates its fair value.

The convertible debt is not marked to fair value at the end of each reporting period, but instead is reported at amortized cost. As of December 31, 2022, the fair value of the Company’s convertible debt was $605,494 based on external pricing data, including quoted market prices of these instruments among other factors, and was classified as a Level 2 measurement within the fair value hierarchy. As of December 31, 2021, the fair value of the debt component of the Company’s convertible debt was $210,076. The calculation as of December 31, 2021 required the use of Level 3 inputs, and was determined by calculating the fair value of similar debt without the associated conversion feature based on market conditions at that time.

7. Property and Equipment

Property and equipment consist of the following:

	As of December 31,
	2022	2021
Land, buildings and improvements	$158,806	$154,826
Equipment	166,249	148,193
Corporate aircraft	32,249	32,249
Vehicles	993	993
Projects in progress	216,710	49,660

	575,007	385,921
Less accumulated depreciation and amortization	(245,866)	(213,244)

Total	$329,141	$172,677

Depreciation expense for property and equipment totaled $35,807, $38,609 and $38,411 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company capitalizes interest during the construction period for significant long-term projects in progress. During the year ended December 31, 2022, the Company capitalized $4,051 of interest associated with its projects in progress.

8. Leases

Information about the Nature of WWE’s Lease Portfolio

As of December 31, 2022, the Company’s lease portfolio consists of operating and finance real estate leases for its sales offices, performance centers, warehouses and corporate related facilities. In addition, we have various live event production service arrangements that contain operating and finance equipment leases. With the exception of our new global headquarter lease that commenced on July 1, 2019 with an 18-month free rent period followed by an initial base term of 15 years with options to renew, our other real estate leases have remaining lease terms of approximately one year to nine years, some of which may also include options to extend the leases. Our equipment leases, which are included as part of various operating service arrangements, generally have remaining lease terms of approximately one year to seven years. Generally, no covenants are imposed by our lease agreements.

As it relates to the Company’s new global headquarter lease, in November 2020 the landlord granted a rent deferral of $6,590 for a portion of the rental payments due during 2021. The rent deferral amount will be payable over a five year period from 2022 through 2026. The FASB has provided relief under ASC 842, “Leases,” related to the COVID-19 pandemic. Under this relief, companies can make an accounting policy election on how to treat lease concessions resulting directly from COVID-19, provided that the modified lease contract results in total cash flows that are substantially the same or less than the cash flows in the original lease contract. The Company has elected to account for the rent deferral resulting directly from COVID-19 as though the enforceable rights and obligations to the deferral existed in the original lease contract at lease inception, and will not account for the concession as a lease modification. In lieu of applying lease modification accounting, the Company will account for the rent deferral by accruing an accounts payable during the rent concession periods in 2021 and relieve the payable during 2022 through 2026 when the deferred rents are due. The amount of this deferral, including interest, was $5,566 as of December 31, 2022, with $4,277 included as a component of Other non-current liabilities and $1,289 included as a component of Accounts payable and accrued expenses on our Consolidated Balance Sheet. The amount of this deferral, including interest, was $6,793 as of December 31, 2021, with $5,567 included as a component of Other non-current liabilities and $1,226 included as a component of Accounts payable and accrued expenses on our Consolidated Balance Sheet.

On October 26, 2021, the Company amended its Stamford headquarter lease to reduce the leased space by approximately 33,000 rentable square feet. The lease reduction will result in rental savings of approximately $31,000 over the remainder of the initial 15-year base term. The lease amendment requires a partial termination fee of $3,875 to be paid through June 30, 2023. No other material changes were made to the existing lease terms. The lease amendment was accounted for as a lease modification, which resulted in upward remeasurements of the right-of-use asset and lease liability of $16,639 and $9,919, respectively. As a result, the Company recognized a gain on the partial termination of $6,720, which is included as a component of Other income (expense), net within our Statement of Operations for the year ended December 31, 2021.

Additionally, as it relates to the Company’s new global headquarter lease, upon execution of the original lease agreement and subsequent amendments, the landlord granted a tenant improvement allowance of $38,051 to reimburse the Company for the costs of preparing the new headquarter space for the Company’s initial occupancy. This tenant improvement allowance is eligible to be applied against costs related to the completion, construction and installation, as well as architectural, engineering, cabling, furniture and equipment in connection with any and all alterations to the new headquarter space necessary for the Company to conduct its business. As of December 31, 2022, the Company has received reimbursement for $34,246 of this allowance, and has a remaining allowance of $3,805, which is included as a component of Prepaid expenses and other current assets on our Consolidated Balance Sheet.

Key Estimates and Judgments

Key estimates and judgments made in applying the lease accounting rules include how the Company determines (i) the discount rate it uses to discount the unpaid lease payments to present value, (ii) lease term and (iii) lease payments. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Company cannot readily determine the interest rate implicit in the lease and therefore uses the incremental borrowing rate for its leases. The incremental borrowing rate reflects the rate of interest that the Company would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The incremental borrowing rates were generally determined by estimating the appropriate collateralized borrowing rates to be used for our leases and considered certain factors, including the lease term, economic environment, and the assumed credit rating profile of the Company. The lease term for all of the Company’s lease arrangements include the noncancelable period of the lease plus, if applicable, any additional periods covered by an option to extend the lease that is reasonably certain to be exercised by the Company.

Quantitative Disclosures Related to Leases

The following table provides quantitative disclosure about the Company’s operating and financing leases for the periods presented:

	For the year ended December 31,
	2022	2021	2020
Lease costs
Finance lease costs:
Amortization of right-of-use assets	$18,863	$18,360	$20,172
Interest on lease liabilities	15,085	18,299	18,359
Operating lease costs	4,867	6,185	5,695
Other short-term and variable lease costs	2,234	1,805	1,678
Sublease income (1)	(35)	(69)	(16)

Total lease costs	$41,014	$44,580	$45,888

	For the year ended December 31,
	2022	2021	2020
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$15,086	$11,506	$1,244
Operating cash flows from operating leases	$3,912	$5,548	$4,850
Finance cash flows from finance leases	$14,051	$11,948	$10,795
Right-of-use assets obtained in exchange for new finance lease liabilities	$22	$174	$40,212
Right-of-use assets obtained in exchange for new operating lease liabilities	$13,227	$3,457	$2,518

	As of December 31,
	2022	2021	2020
Weighted-average remaining lease term - finance leases	26.4 years	27.0 years	28.8 years
Weighted-average remaining lease term - operating leases	6.5 years	3.0 years	4.3 years
Weighted-average discount rate - finance leases	4.0%	4.0%	4.8%
Weighted-average discount rate - operating leases	3.4%	3.5%	4.3%

(1)	Sublease income excludes rental income from owned properties.

Maturity of lease liabilities as of December 31, 2022 were as follows:

	Operating Leases	Finance Leases
2023	$4,137	$26,328
2024	2,656	24,855
2025	2,500	21,711
2026	2,321	22,070
2027	2,218	19,512
Thereafter	5,023	519,000

Total lease payment	18,855	633,476
Less: imputed interest	(2,106)	(256,899)

Total future minimum lease payments	$16,749	$376,577

9. Content Production Assets, Net

See Note 2, Summary of Significant Accounting Policies – Content Production Assets, Net for information on our content production accounting policies.

Content production assets consisted of the following:

	Predominantly Monetized Individually		Predominantly Monetized as a Film Group
	As of December 31,		As of December 31,
	2022	2021	2022	2021
In release	$3,090	$3,291	$7	$139
In production	13,122	9,581	289	627
In development	10	143	—	—

Total	$16,222	$13,015	$296	$766

As of December 31, 2022, approximately 80% of the “in release” content assets monetized individually are estimated to be amortized over the next three years.

As of December 31, 2022, all of the “in release” content assets monetized as a film group are estimated to be amortized over the next 12 months.

Amortization and impairment of content production assets consisted of the following:

	Year Ended December 31,
	2022	2021	2020
Content production amortization expense - assets monetized individually	$28,921	$13,720	$17,676
Content production amortization expense - assets monetized as a film group	3,934	5,316	5,333
Content production impairment charges (1)	—	313	3,171
Content production development write-offs (2)	160	365	129

Total amortization and impairment of content production assets	$33,015	$19,714	$26,309

(1)

Unamortized content production assets are evaluated for impairment whenever events or changes in circumstances indicate that the fair value of a film predominantly monetized on its own or as part of a film group may be less than its unamortized costs. If conditions indicate a potential impairment, and the estimated future cash flows are not sufficient to recover the unamortized asset, the asset is written down to fair value. In addition, if we determine that content will not likely air, we will expense the remaining unamortized asset.

(2)	Capitalized script development costs are evaluated at each reporting period for impairment and to determine if a project is deemed to be abandoned.

Amortization and impairment expenses related to content production assets are included in the Company’s Media segment, and as a component of Operating expenses on the Consolidated Statements of Operations. Costs to produce our live event programming are expensed immediately when the event is first broadcast and are not included in the content asset amortization amounts above.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	As of December 31,
	2022	2021
Trade related	$9,816	$11,150
Staff related (1)	13,828	15,558
Management incentive compensation	31,204	30,604
Talent related	6,274	4,428
Accrued WWE Network related expenses	3,331	10,950
Accrued event and television production	11,599	9,687
Accrued legal and professional (2)	14,980	7,706
Accrued purchases of property and equipment	18,567	22,207
Accrued income taxes (3)	1,415	—
Accrued other	11,842	10,426

Total	$122,856	$122,716

(1)	Staff related as of December 31, 2022 includes $2,756 of severance costs associated with the investigation by the Special Committee of independent members of the Company’s Board of Directors.
(2)

Accrued legal and professional as of December 31, 2022 includes $1,992 of costs associated with the investigation by the Special Committee of independent members of the Company’s Board of Directors. Additionally, accrued legal and professional as of December 31, 2022 and 2021 include certain amounts of $9,125 and $2,200, respectively, to be paid by the Company’s controlling stockholder (see Note 16 for further information). As disclosed in the 2021 Form 10-K/A, the Company determined that certain payments that Mr. McMahon, the Company’s then-Chief Executive Officer, who initially resigned from all positions held with the Company on July 22, 2022 but remains a stockholder with a controlling interest and, as of January 9, 2023 serves as Executive Chairman of the Board of Directors, agreed to make during the period of 2006 through 2022 (including amounts paid and payable in the future) were not appropriately recorded as expenses in the Company’s Consolidated Financial Statements. As a result, the previously reported Consolidated Balance Sheet of the Company as of December 31, 2021 was revised in the 2021 Form 10-K/A to correct these immaterial accounting errors by increasing the Company’s previously reported Accounts payable and accrued expenses by $2,200.

(3)	At December 31, 2021, income taxes had a refundable balance of $7,156 and was included in Prepaid expenses and other current assets on our Consolidated Balance Sheets.

Accrued other includes accruals for our international and licensing business activities, as well as other miscellaneous accruals, none of which categories individually exceeds 5% of current liabilities.

11. Convertible Debt

In December 2016 and January 2017, we issued $215,000 aggregate principal amount of 3.375% convertible senior notes (the “Convertible Notes”). The Convertible Notes are due December 15, 2023, unless earlier repurchased by us or converted. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2017.

The Convertible Notes are governed by an Indenture between us, as issuer, and U.S. Bank, National Association, as trustee. The Convertible Notes will be our general unsecured obligations and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the Convertible Notes only after all indebtedness under such secured debt has been repaid in full from such assets.

Upon conversion of the Convertible Notes, we will pay or deliver, as the case may be, cash, shares of our Class A common stock or a combination of cash and shares of Class A common stock, at our election, at a conversion rate of approximately 40.1405 shares of common stock per $1 principal amount of the Convertible Notes, which corresponds to an initial conversion price of approximately$24.91 per share of Class A common stock. At any time, prior to the close on the business day immediately preceding June 15, 2023, the Convertible Notes will be convertible under the following circumstances:

a)

During any calendar quarter beginning after the calendar quarter ending on December 31, 2016 (and only during such calendar quarter), if the last reported sale price of our Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

b)

During the 5 business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the conversion rate on each such trading day;

c)	Upon the occurrence of specified corporate events; or

d)

On or after June 15, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Convertible Notes, in multiples of $1 principal amount, at the option of the holder regardless of the foregoing circumstances.

Pursuant to item (a) noted above, the Convertible Notes have been convertible since April 1, 2018, and holders of the Convertible Notes have the right to convert their notes at any time through at least March 31, 2023. As of December 31, 2022, since the Convertible Notes mature on December 15, 2023 and are convertible at the option of the holders, the Convertible Notes are reflected within current liabilities on our Consolidated Balance Sheets. As of December 31, 2022, no actual conversions have occurred to date. See Note 3, Earnings Per Share, for a description of the dilutive nature of the Convertible Notes.

In accounting for the issuance of the Convertible Notes, prior to the adoption of ASU 2020-06 on January 1, 2022, we allocated the gross proceeds of the Convertible Notes between the liability and equity components under the cash conversion feature model under prior accounting rules in US GAAP (ASC 470-20). The carrying amount of the liability component was calculated by measuring the fair value of a similar debt instrument without the associated convertible feature. The carrying amount of the equity component, representing the conversion option, was $36,657 and was determined by deducting the fair value of the liability component from the $215,000 par value of the Convertible Notes. The equity component was not re-measured as long as it continued to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (i.e., the debt discount) was amortized to interest expense using the effective interest method with an effective interest rate of 6.4% per annum. Upon adoption of ASU 2020-06 on January 1, 2022, we reversed the separation of the debt and equity components and accounted for the Convertible Notes wholly as debt. We also reversed the amortization of the debt discount, with a cumulative effect adjustment to retained earnings (accumulated deficit) on the adoption date. Prior to the adoption of ASU 2020-06, debt issuance costs attributable to the liability component of $5,454 was being amortized to interest expense using the effective interest method and debt issuance costs attributable to the equity component of $1,110 were netted with the $36,657 equity component in stockholders’ equity. Upon adoption of ASU 2020-06 on January 1, 2022, we reversed the $1,110 of debt issuance costs attributable to the equity component and will account for the entire amount as debt issuance costs that will be amortized as interest expense using the effective interest method, with a cumulative effect adjustment to retained earnings (accumulated deficit) on the adoption date. Refer to Note 2,

Summary of Significant Accounting Policies — Recent Accounting Pronouncements, for further information regarding the adoption of ASU 2020-06.

The Convertible Notes consisted of the following components:

	As of December 31,
	2022	2021
Debt component:
Principal	$215,000	$215,000
Less: Unamortized debt discount (1)	—	(11,968)
Less: Unamortized debt issuance costs (2)	(900)	(1,939)

Net carrying amount	$214,100	$201,093

Equity component (3)	$—	$35,547

(1)	The debt discount associated with the Convertible Notes was derecognized upon adoption of ASU 2020-06 on January 1, 2022.
(2)	Unamortized debt issuance costs as of December 31, 2022 reflects the adoption impact from ASU 2020-06 described above.
(3)	The equity component of the Convertible Notes, net of deferred income taxes, was derecognized upon adoption of ASU 2020-06 on January 1, 2022.

The following table sets forth total interest expense recognized related to the Convertible Notes:

	For the year ended December 31,
	2022	2021	2020
3.375% contractual coupon	$7,256	$7,256	$7,256
Amortization of debt discount (1)	—	5,557	5,213
Amortization of debt issuance costs	939	852	803

Interest expense	$8,195	$13,665	$13,272

(1)

The Company adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method. Prior year reported amounts were not revised and are presented in accordance with accounting rules prior to the adoption of ASU 2020-06.

Convertible Note Hedge

In connection with the pricing of the Convertible Notes in December 2016 and January 2017, we entered into convertible note hedge transactions with respect to our Class A common stock (the “Note Hedge”). The Note Hedge transactions cover approximately 8.63 million shares of our Class A common stock and are exercisable upon conversion of the Convertible Notes. The Note Hedge will expire on December 15, 2023, unless earlier terminated. The Note Hedge transactions have been accounted for as part of Additional paid-in capital.

Warrant Transactions

In connection with entering into the Note Hedge transactions described above, we also concurrently entered into separate warrant transactions (the “Warrants”), to sell warrants to acquire approximately 8.63 million shares of our Class A common stock in connection with the Note Hedge transactions at an initial strike price of approximately $31.89 per share, which represented a premium of approximately 60.0% over the last reported sale price of our Class A common stock of $19.93 on December 12, 2016 (initial issuance date of the Convertible Notes). The Warrants transactions have been accounted for as part of Additional paid-in capital.

12. Long-Term Debt and Credit Facility

Long-Term Debt

Included within Long-Term Debt are the following:

	As of
	December 31, 2022	December 31, 2021
Current portion of long-term debt:
Mortgage	$449	$430

Total current portion of long-term debt	449	430

Long-term debt:
Mortgage	$20,848	$21,284

Total long-term debt	20,848	21,284

Total	$21,297	$21,714

Revolving Credit Facility

In May 2019, the Company entered into an amended and restated $200,000 senior unsecured revolving credit facility with a syndicated group of banks, with JPMorgan Chase Bank, N.A. acting as Administrative Agent (the “Revolving Credit Facility”). The Revolving Credit Facility has a maturity date of May 24, 2024. Applicable interest rates for the borrowings under the Revolving Credit Facility are based on the Company’s current consolidated leverage ratio. As of December 31, 2022, the LIBOR-based rate plus margin was 5.77%, and the Company is required to pay a commitment fee calculated at a rate per annum of 0.15% on the average daily unused portion of the Revolving Credit Facility. Under the terms of the Revolving Credit Facility, the Company is subject to certain financial covenants and restrictions, including restrictions on our ability to pay dividends and limitations with respect to our indebtedness, liens, mergers and acquisitions, dispositions of assets, investments, capital expenditures and transactions with affiliates.

As of December 31, 2022, the Company was in compliance with the terms of the Revolving Credit Facility and had available debt capacity under the Revolving Credit Facility of $200,000. As of December 31, 2022 and 2021, there were no amounts outstanding under the Revolving Credit Facility.

Mortgage

In September 2016, the Company acquired real property and assumed future obligations under a loan agreement, dated June 8, 2015, in the principal amount of $23,000, which loan is secured by a mortgage on the property. The loan bears interest at the rate of 4.50% per annum and required monthly interest only payments of $86 until June 2018 and interest and principal payments of $117 per month thereafter, with a balloon payment upon maturity on July 5, 2025. There is a significant yield maintenance premium for prepayments. Pursuant to the loan agreement, since the assets of WWE Real Estate, a subsidiary of the Company, represent collateral for the underlying mortgage, these assets will not be available to satisfy debts and obligations due to any other creditors of the Company.

As of December 31, 2022, the scheduled principal repayments under our mortgage obligation for the remaining term of the mortgage are as follows:

December 31, 2023	$449
December 31, 2024	470
December 31, 2025	20,378

$21,297

13. Income Taxes

For the years ended December 31, 2022, 2021 and 2020, the effective tax rate was 26.0%, 22.8% and 23.0%, respectively.

The components of our tax provision are as follows:

	Year Ended December 31,
	2022	2021	2020
Current taxes:
Federal	$61,587	$40,389	$9,386
State and local	16,684	7,985	8,843
Foreign	19,170	7,126	23,945
Deferred taxes:
Federal	(27,021)	(2,499)	(1,391)
State and local	(1,657)	(528)	(1,445)
Foreign	30	(19)	—

Total income tax expense	$68,793	$52,454	$39,338

Within the current foreign tax provision for the years ended December 31, 2022, 2021 and 2020 is $33,797, $6,840 and $24,106, respectively, of foreign withholding taxes paid on amounts received during the corresponding tax year.

Components of income before income taxes are as follows:

	Year Ended December 31,
	2022	2021	2020
United States	$263,415	$228,578	$170,668
Foreign	966	1,284	441

Total income before income taxes	$264,381	$229,862	$171,109

The following sets forth the difference between the provision for income taxes computed at the U.S. federal statutory income tax rate of 21% and that reported for financial statement purposes:

	Year Ended December 31,
	2022	2021	2020
Statutory U.S. federal tax	$55,520	$48,271	$35,930
State and local taxes, net of federal tax benefit	10,199	5,890	5,061
Foreign rate differential	(43)	(5)	38
Nondeductible executive compensation	6,351	3,159	2,427
Unrecognized tax benefits	12	(56)	(127)
Meals and entertainment	3	2	119
Employee Stock Purchase Plan	161	122	53
Foreign-derived intangible income (FDII)	(7,322)	(5,628)	(4,892)
Withholding tax (non-creditable)	2,525	—	—
Global intangible low-taxed income (GILTI)	216	231	175
Excess tax benefits related to the vesting of share-based compensation	(430)	524	388
Other	1,601	(56)	166

Provision for income taxes	$68,793	$52,454	$39,338

The tax effects of temporary differences and net operating losses that give rise to significant portions of the deferred tax assets and deferred tax liabilities consisted of the following:

	As of December 31,
	2022	2021
Deferred tax assets:
Accounts receivable	$1,163	$1,150
Inventory	211	384
Deferred income	8,460	7,815
Stock compensation	3,107	3,323
Net operating loss carryforward	1,050	1,118
Foreign tax credits	19,170	—
Investments	1,444	121
Intangible assets	1,730	1,700
Capitalized content production costs	1,827	2,164
Accrued liabilities and reserves	1,840	1,737
Lease obligations	22,338	10,719
Federal benefit related to uncertain tax positions	19	23

Deferred tax assets, gross	62,359	30,254
Valuation allowance	(1,050)	(1,118)

Deferred tax assets, net	61,309	29,136

Deferred tax liabilities:
Property and equipment depreciation	(10,948)	(12,514)
Right-of-use assets	(3,695)	(1,778)
Investments	(1,047)	(1,744)

Deferred tax liabilities	(15,690)	(16,036)

Total deferred tax assets, net	$45,619	$13,100

The temporary differences listed above represent differences between the tax basis of assets or liabilities and amounts reported in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

As of December 31, 2022 and 2021, we had $45,619 and $13,100, respectively, of deferred tax assets, net, included on our Consolidated Balance Sheets. The increase in our net deferred tax asset balance was primarily driven by increased foreign tax credit carryforwards as a result of taxes being paid or withheld in foreign jurisdictions, coupled with a reduction in tax liabilities due to receipts of tenant improvement allowances. These foreign tax credits can be carried back one year, and if not utilized will expire in 2032.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (“The Act”). The Act introduced new provisions including a 15% corporate alternative minimum tax for certain large corporations. The Company does not believe it will be subject to such tax in the near future. The Act also imposes a 1% excise tax on certain stock repurchases made by publicly traded companies after December 31, 2022. The total taxable value of shares repurchased will be reduced by the fair market value of any newly issued shares during the taxable year. While additional guidance has not been issued, we are currently evaluating the applicability and the effect of the new law to our future cash flows and, based on our preliminary assessment, we do not expect a material impact on our Consolidated Financial Statements.

The Company received tax deductions from the vesting of restricted stock units and performance stock units of $9,983, $11,234 and $27,349 in 2022, 2021 and 2020, respectively. During the year ended December 31, 2022, we recognized $430 of excess tax benefits related to the Company’s share-based compensation awards at vesting. During the years ended December 31, 2021 and 2020, we recognized $524 and $388 of excess tax expenses, respectively, related to the Company’s share-based compensation awards at vesting. Income tax effects of vested awards are included within the provision for income taxes on the Consolidated Statements of Operations. The tax benefits and expenses recorded are driven by the change in the Company’s stock price between the original grant date of the awards and their subsequent vesting date. The corresponding offset of these tax benefits and expenses is included as a component of Prepaid expenses and other current assets on the Consolidated Balance Sheets.

As of December 31, 2022 and 2021, we had valuation allowances of $1,050 and $1,118, respectively, to reduce our deferred tax assets to an amount more likely than not to be recovered. This valuation allowance relates to foreign deferred tax assets on net operating losses in foreign jurisdictions where we have ceased operations. These net operating losses can be carried forward indefinitely.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is required to reduce the net deferred tax assets to the amount that is more likely than not to be realized in future periods. The Company believes that based on past performance, expected future taxable income and prudent and feasible tax planning strategies, it is more likely than not that the net deferred tax assets will be realized. Changes in these factors may cause us to increase our valuation allowance on deferred tax assets, which would impact our income tax expense in the period we determine that these factors have changed.

We are subject to periodic audits of our various tax returns by government agencies which could result in possible tax liabilities. Although the outcome of these matters cannot currently be determined, we believe the outcome of these audits will not have a material effect on our financial statements.

Unrecognized Tax Benefits

For the year ended December 31, 2022, we recognized $29 of previously unrecognized tax benefits. This primarily relates to the statute of limitations expiring in certain state and local jurisdictions. Included in the amount recognized was $39 of potential interest and penalties related to uncertain tax positions. For the year ended December 31, 2021, we recognized $70 of previously unrecognized tax benefits relating to the statute of limitations expiring in certain state and local jurisdictions. Included in the amount recognized was $34 of potential interest and penalties related to uncertain tax positions. The recognition of these amounts contributed to our effective tax rate of 26.0% for the year ended December 31, 2022 as compared to 22.8% for the year ended December 31, 2021.

At December 31, 2022 and 2021, we had $86 and $68 of unrecognized tax benefits, respectively, which, if recognized, would affect our effective tax rate, and is classified in Other non-current liabilities.

Unrecognized tax benefit activity is as follows:

	Year Ended December 31,
	2022	2021
Beginning Balance- January 1	$68	$130
Increase to unrecognized tax benefits recorded for positions taken during the current year	10	8
Increase to unrecognized tax benefits recorded for positions taken during a prior period	37	—
Decrease to unrecognized tax benefits resulting from a lapse of the applicable statute of limitations	(29)	(70)

Ending Balance- December 31	$86	$68

As of December 31, 2022 and 2021, we had $25 of accrued interest and $14 of accrued penalties, and $23 of accrued interest and $11 of accrued penalties, respectively, related to uncertain tax positions classified in Other non-current liabilities.

Based upon the expiration of statutes of limitations and possible settlements in several jurisdictions, we believe it is reasonably possible that the total amount of previously unrecognized tax benefits may decrease by $29 within 12 months after December 31, 2022.

We file income tax returns in the United States and various state, local, and foreign jurisdictions. During 2022 and 2021, the Company settled audits with various taxing jurisdictions. We are generally subject to examination by the IRS for years ending on or after December 31, 2017. We are also subject to examination by various state and local jurisdictions for years ending on or after December 31, 2017.

14. Content Production Incentives

The Company has access to various governmental programs that are designed to promote content production within the United States of America and certain international jurisdictions. These programs primarily consist of nonrefundable tax credits issued by a jurisdiction on an annual basis for qualifying expenses incurred during the year in the production of certain entertainment content created in whole or in part within the jurisdiction. See Note 2, Summary of Significant Accounting Policies — Content Production Incentives for information on our accounting policies associated with these incentives.

We recorded the following incentives during the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Television production incentives (1)	$13,796	$13,845	$18,367
Feature film production incentives (2)	—	—	—
Infrastructure improvement incentives on qualifying capital projects (3)	—	4,329	—

Total	$13,796	$18,174	$18,367

(1)

Tax incentives earned with respect to expenditures on qualifying television and other production activities are recorded as an offset to production expenses within Operating expenses within our Consolidated Statements of Operations.

(2)	Tax incentives earned with respect to expenditures on qualifying film production activities are included as an offset to Content production assets, net within our Consolidated Balance Sheets.
(3)

Tax incentives earned with respect to expenditures on qualifying capital projects are included as an offset to Property and equipment, net within our Consolidated Balance Sheets. During the year ended December 31, 2021, $3,290 of the total incentive was recorded as a reduction in property and equipment, net with the remainder recorded as a reduction to depreciation expense.

15. Commitments and Contingencies

We have certain commitments, including various service contracts with certain vendors and various talent. Our future commitments related to our operating and finance leases are separately disclosed in Note 8, Leases.

Future minimum payments as of December 31, 2022 under the agreements described above were as follows:

Service Contracts and Talent Commitments
2023	$54,224
2024	26,603
2025	15,859
2026	10,645
2027	250
Thereafter	1,250

Total	$108,831

Legal Proceedings

On January 11, 2022, a complaint was filed against the Company by MLW Media LLC (“MLW”) entitled MLW Media LLC v. World Wrestling Entertainment, Inc., No. 5:22-cv-00179-EJD (N.D. Cal.) alleging that the Company supposedly interfered with MLW’s contractual relationship with Tubi, a streaming service owned by Fox Corp., and MLW’s prospective economic advantage with respect to its relationship with VICE TV, and supposedly engaged in unfair business practices in violation of the Sherman Antitrust Act and California law. Such supposedly unfair business practices are alleged to include cutting off competitors’ access to viewers and licensing opportunities, interfering with contracts, poaching talent, eliminating price competition, and misappropriating and attempting to misappropriate confidential information of its competitors. On March 15, 2022, the Company moved to dismiss all claims asserted in the complaint and that motion is fully briefed and under consideration by the court. The Company believes that all claims in the lawsuit are without merit and intends to defend itself vigorously against them.

As previously disclosed, a Special Committee of independent members of the Company’s Board of Directors (the “Special Committee”) was formed to investigate alleged misconduct by the Company’s then-Chief Executive Officer, Vincent K. McMahon. Mr. McMahon initially resigned from all positions held with the Company on July 22, 2022 but remains a stockholder with a controlling interest and, as of January 9, 2023 serves as Executive Chairman of the Board of Directors. Although the Special Committee investigation is complete, the Company has received, and may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands and/or other claims and complaints arising from, related to, or in connection with these matters.

On January 13, 2023, two purported stockholders of the Company, Carol Casale and Chrystal Lavalle, filed a derivative complaint in the Delaware Court of Chancery entitled Carol Casale v. Vincent K. McMahon, No. 2023-0039-JTL purportedly on behalf of the Company, against Mr. McMahon. The plaintiffs allege that Mr. McMahon breached his fiduciary duties by engaging in alleged misconduct (including the alleged misconduct investigated by the Special Committee), by purportedly failing to disclose that alleged misconduct to the Board of Directors and allegedly frustrating the Board’s investigation thereof, and by later re-appointing himself to the Board via written consent. The plaintiffs seek damages, declaratory relief, their costs and expenses, and other unspecified relief.

In addition to the foregoing, from time to time we become a party to other lawsuits and claims. By its nature, the outcome of litigation is not known, but the Company does not currently expect this ordinary course litigation to have a material adverse effect on our financial condition, results of operations or liquidity.

16. Related Party Transactions

Vincent K. McMahon, who, as of January 9, 2023, serves as Executive Chairman of the Board of Directors, controls a substantial majority of the voting power of the issued and outstanding shares of our common stock (“Mr. McMahon”). Through the beneficial ownership of a substantial majority of our Class B common stock, Mr. McMahon can effectively exercise control over our affairs.

On June 17, 2022, the Company and its Board of Directors announced that the Special Committee was formed to investigate alleged misconduct by Mr. McMahon and another executive, who is also no longer with the Company. The findings of the Special Committee investigation identified agreements executed by Mr. McMahon which were previously unknown to the Company. On July 25, 2022, the Company announced that it had determined that certain payments that Mr. McMahon agreed to make during the period from 2006 through 2022 (including amounts paid and payable in the future totaling $14,600), were not appropriately recorded as expenses in the Company’s Consolidated Financial Statements during the periods in which the expenses became probable and estimable. The Company subsequently identified two additional payments totaling $5,000, unrelated to the alleged misconduct by Mr. McMahon that led to the Special Committee investigation, that Mr. McMahon made in 2007 and 2009 that were not appropriately recorded as expenses in the Company’s Consolidated Financial Statements during the periods in which the expenses became probable and estimable. Together, these previously unrecorded expenses total $19,600 (the “Previously Unrecorded Expenses”). In accordance with the SEC’s Staff Accounting Bulletin Topic 5T, Miscellaneous Accounting, Accounting for Expenses or Liabilities Paid by Principal Stockholders (“Topic 5T”), the Company concluded that the Previously Recorded Expenses should have been recognized by the Company as expenses in each of the periods in which they became probable and estimable. As disclosed in the Company’s 2021 Form 10-K/A and Form 10-Q/A filed August 16, 2022 for the three months ended March 31, 2022, the Company has revised its previously reported Consolidated Financial Statements to correct these immaterial accounting errors resulting from the Previously Unrecorded Expenses. All payments underlying the Previously Unrecorded Expenses were or will be paid by Mr. McMahon personally. The Special Committee investigation is complete and the Special Committee has been disbanded. Management is working with the Board of Directors to implement the recommendations of the Special Committee related to the investigation.

Subsequent to our restatement for the Previously Unrecorded Expenses, the Company was informed of certain additional claims, which have been settled by Mr. McMahon. When the amounts became probable and estimable in the fourth quarter of 2022, including consideration of events that occurred subsequent to December 31, 2022, the Company recorded an additional $7,425 of expenses. Mr. McMahon has or will make all related payments personally. During the year ended December 31, 2021, the Company recorded $3,000, the portion of the Previously Unrecorded Expenses that became probable and estimable during that period. These costs are included within General and administrative expenses on our Consolidated Statements of Operations.

During the years ended December 31, 2022, 2021 and 2020, Mr. McMahon made payments of $2,200, $1,200 and $1,200, respectively, associated with the Previously Unrecorded Expenses. These payments are considered capital contributions and are included as a component of Stock issuances and other, net on our Consolidated Statements of Stockholders’ Equity. As of December 31, 2022 and 2021, total liabilities of $11,825 and $6,600, respectively, were included on our Consolidated Balance Sheets related to the future payments owed under these agreements by Mr. McMahon.

17. Stockholders’ Equity

Stock Repurchase Program

In February 2019, the Company’s Board of Directors authorized a stock repurchase program of up to $500,000 of our common stock. Repurchases may be made from time to time at management’s discretion subject to certain pre-approved parameters and in accordance with all applicable securities and other laws and regulations. The stock repurchase program does not obligate the Company to repurchase any minimum dollar amount or number of shares and may be modified, suspended or discontinued at any time. The Company suspended the stock repurchase program during the second quarter of 2022 and has not yet resumed the program.

During the year ended December 31, 2022, and prior to the suspension of the program during the second quarter of 2022, the Company repurchased 694,857 shares of common stock in the open market at an average price of $57.57 for an aggregate amount of $40,006. During the year ended December 31, 2021, the Company repurchased 3,251,313 shares of common stock in the open market at an average price of $50.94 for an aggregate amount of $165,630. The Company did not repurchase any shares of common stock in the open market during the year ended December 31, 2020. All share repurchases have been retired. As of December 31, 2022, $210,924 of common stock remained under the original stock repurchase program authorization.

Class B Convertible Common Stock

Our Class B common stock is fully convertible into Class A common stock, on a one for one basis, at any time at the option of the holder. The two classes are entitled to equal per share dividends and distributions and vote together as a class with each share of Class B entitled to ten votes and each share of Class A entitled to one vote, except when separate class voting is required by applicable law. If, at any time, any shares of Class B common stock are beneficially owned by any person other than Vincent McMahon, Linda McMahon, any descendant of either of them, any entity which is wholly owned and is controlled by any combination of such persons or any trust, all the beneficiaries of which are any combination of such persons, each of those shares will automatically convert into shares of Class A common stock. Through his beneficial ownership of a substantial majority of our Class B common stock, our controlling stockholder, Vincent McMahon, can effectively exercise control over our affairs, and his interests could conflict with the holders of our Class A common stock.

Dividends

We declared and paid quarterly dividends of $0.12 per share, totaling $35,689, $36,413, and $37,249 on all Class A and Class B shares for the years ended December 31, 2022, 2021 and 2020, respectively.

Stock issuances and other, net

During the years ended December 31, 2022, 2021 and 2020, Stock issuances and other, net in our Consolidated Statements of Stockholders’ Equity include non-cash capital contributions of $2,700, $1,200 and $1,200, respectively, from our controlling stockholder. These non-cash capital contributions represent amounts paid personally by Mr. McMahon, our controlling stockholder, to certain counterparties. See Note 16, Related Parties, for additional information. Included in the amount of non-cash capital contributions for the year ended December 31, 2022 is an immaterial out-of-period correction of previously omitted non-cash capital contributions that were identified during the second quarter of 2022.

18. Stock-based Compensation

Our 2016 Omnibus Incentive Plan (the “2016 Plan”) provides for the grant of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and performance awards to eligible participants as determined by the Compensation and Human Capital Committee of the Board of Directors. Awards may be granted as incentives and rewards to encourage officers, employees, consultants, advisors and independent contractors of the Company and its affiliates and to non-employee directors of the Company to participate in our long-term success.

As of December 31, 2022, there were approximately 2.9 million shares available for future grants under the 2016 Plan. It is our policy to issue new shares to satisfy option exercises and the vesting of RSUs, PSUs and PSU-TSRs.

Stock-based compensation costs related to RSUs, PSUs and PSU-TSRs totaled $33,166, $17,503 and $26,737 for the years ended December 31, 2022, 2021 and 2020, respectively.

Restricted Stock Units

The Company grants RSUs to officers and employees under the 2016 Plan. Stock-based compensation costs associated with our RSUs are determined using the fair market value of the Company’s common stock on the date of the grant. These costs are recognized over the requisite service period using the graded vesting method, net of estimated forfeitures. RSUs have a service requirement typically over a 3.5 year vesting schedule and vest in equal annual installments. We estimate forfeitures based on historical trends when recognizing compensation expense and adjust the estimates when they are expected to differ or as forfeitures occur. Unvested RSUs accrue dividend equivalents at the same rate as are paid on our shares of Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying RSUs.

During the second quarter of 2022, the Compensation and Human Capital Committee approved the grant of RSUs to an executive management member for an aggregate value of $10,000. This award varies from the typical RSU grant in that the award vests in five annual tranches of 20%. The units associated with these awards are included in the table below.

The following tables summarize the RSU activity for the year ended December 31, 2022:

	Units	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2022	300,003	$55.03
Granted	367,887	$55.38
Vested	(143,532)	$57.45
Forfeited	(60,247)	$53.00
Dividend equivalents	3,687	$54.54

Unvested at December 31, 2022	467,798	$54.76

	Year Ended December 31,
	2022	2021	2020
Tax benefits realized	$5,561	$6,310	$14,319
Weighted-average grant-date fair value of RSUs granted	20,373	15,061	16,106
Fair value of RSUs vested	8,245	7,101	13,434

As of December 31, 2022, total unrecognized stock-based compensation expense related to unvested RSUs net of estimated forfeitures was $14,777 before income taxes and is expected to be recognized over a weighted-average period of approximately 1.9 years.

Performance Stock Units

The Company grants PSUs to officers and employees under the 2016 Plan. Stock-based compensation costs associated with our PSUs are initially determined using the fair market value of the Company’s common stock on the date the awards are approved by our Compensation and Human Capital Committee (service inception date). The vesting of these PSUs is subject to certain performance conditions and a service requirement of typically 3.5 years. Until the performance conditions are met, stock compensation costs associated with these PSUs are re-measured each reporting period based upon the fair market value of the Company’s common stock and the estimated performance attainment on the reporting date. The ultimate number of PSUs that are issued to an employee is the result of the actual performance of the Company at the end of the performance period compared to the performance conditions. Stock compensation costs for our PSUs are recognized over the requisite service period using the graded vesting method, net of estimated forfeitures. We estimate forfeitures based on historical trends when recognizing compensation expense and adjust the estimates when they are expected to differ or as forfeitures occur. Unvested PSUs accrue dividend equivalents once the performance conditions are met at the same rate as are paid on our shares of Class A common stock. The dividend equivalents are subject to the same vesting schedule as the underlying PSUs.

During the third quarter of 2022, the Compensation and Human Capital Committee approved the grant of PSUs to certain executives for an aggregate value of $18,000. These awards were granted in October 2022 and vary from the typical PSU grants in that the awards have performance conditions tied to results through September 2025. These awards will vest in 2025 and are accounted for as equity awards since the target shares were known at inception. The units associated with these awards are included in the table below.

During the third quarter of 2020, the Compensation and Human Capital Committee approved an agreement to grant PSUs to an executive management member for an aggregate value of $15,000. During the first quarter of 2022, this agreement was amended to increase the aggregate value to $22,500. The award vests in two tranches of 27%, and 73%, during the years 2022 and 2025, respectively. The first award tranche of $6,000 has performance conditions tied to results through September 2022, and the second award of $16,500 has performance conditions tied to results through September 2025. The Company began expensing the second award of $16,500 concurrent with the first award beginning on the service inception date in August 2020. The Company accounted for the first award, which vested in November 2022, as an equity award since the target shares were known at inception. The second award was initially classified as a liability award until it was reclassified as an equity award in November 2022 when the number of shares was determined upon settlement of the first award. As of September 30, 2022 and December 31, 2021, the liability portion of the award was $6,928 and $2,466, respectively, which was included in Other non-current liabilities on the Consolidated Balance Sheet. Following the reclassification of the award as an equity award in November 2022, this amount is now included as a component of Additional paid-in capital on the Consolidated Balance Sheet as of December 31, 2022. The units associated with these awards are included in the table below.

The following tables summarize the PSU activity for the year ended December 31, 2022:

	Units	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2022	433,267	$50.14
Granted	1,077,784	$68.52
Achievement adjustment	(21,875)	$64.40
Vested	(172,961)	$53.76
Forfeited	(303,232)	$66.99
Dividend equivalents	2,102	$49.00

Unvested at December 31, 2022	1,015,085	$65.04

	Year Ended December 31,
	2022	2021	2020
Tax benefits realized	$4,422	$4,824	$13,030
Weighted-average grant-date fair value of PSUs granted	73,850	15,035	19,592
Fair value of PSUs vested	9,298	13,021	20,830

During the year ended December 31, 2021, we granted 304,726 PSUs, which were subject to performance conditions related to the 2021 fiscal year. During the first quarter of 2022, it was determined that the performance conditions related to these PSUs were exceeded, which resulted in an achievement adjustment increase of 83,250 PSUs in 2022 relating to the initial 2021 PSU grant. During the year ended December 31, 2020, we granted 133,069 PSUs, which were subject to certain performance conditions tied to results through September 2022. During the fourth quarter of 2022, it was determined that the performance conditions related to these PSUs were partially met, which resulted in an achievement adjustment decrease of 105,125 PSUs in 2022 relating to the initial 2020 PSU grant.

As of December 31, 2022, total unrecognized stock-based compensation expense related to unvested PSUs, net of estimated forfeitures, was $45,048 before income taxes, and is expected to be recognized over a weighted-average period of approximately 2.4 years.

Performance Stock Units with a Market Condition Tied to Relative Total Shareholder Return

In March 2018, the Compensation and Human Capital Committee approved certain agreements to grant PSU-TSRs with a market condition where vesting is conditioned upon the total shareholder return performance of the Company’s stock relative to the performance of a peer group over five distinct performance periods from 2018 through 2024. The five distinct performance periods end in March from 2020 to 2024, with the awards from each performance period vesting in July of each year. The payout for each performance period can vest at between 50% and 175% of the target award based on the percentile ranking of WWE’s total shareholder return performance with vesting capped at 100% if WWE’s absolute total shareholder return is negative. The grant date fair value of the award was calculated using a Monte-Carlo simulation model which factors in the number of awards to be earned based on the achievement of the market condition. This model simulates the various stock price movements of the Company and peer group companies using certain assumptions, including the stock price of WWE and those of the peer group, stock price volatility, the risk-free interest rate, correlation coefficients, and expected dividend yield. The grant date fair value of the award is being amortized as compensation cost over the requisite service period using the graded vesting method.

The following tables summarize the PSU-TSR activity for the year ended December 31, 2022:

	Units	Weighted- Average Grant-Date Fair Value
Unvested at January 1, 2022	47,736	$47.28
Granted	—	$—
Achievement adjustment	10,229	$47.30
Vested	(23,912)	$47.45
Forfeited	—	$—
Dividend equivalents	45	$47.30

Unvested at December 31, 2022	34,098	$47.30

	Year Ended December 31,
	2022	2021	2020
Tax benefits realized	$—	$—	—
Weighted-average grant-date fair value of PSU-TSRs granted	—	—	—
Fair value of PSU-TSRs vested	1,135	732	830

During the first quarter of 2022, it was determined that the percentile ranking of WWE’s total shareholder return performance related to the third performance period associated with these PSU-TSRs was met, which resulted in an achievement adjustment increase of 10,229 PSU-TSRs in 2022 relating to the initial 2018 PSU-TSR grant.

As of December 31, 2022, total unrecognized stock-based compensation expense related to unvested PSU-TSRs, net of estimated forfeitures, was $308 before income taxes, and is expected to be recognized over a weighted-average period of approximately 1.3 years.

Employee Stock Purchase Plan

We provide a stock purchase plan for our employees. Under the plan, all eligible regular full-time employees may contribute up to 10% of their base compensation (subject to certain dollar limits) to the semi-annual purchase of shares of our common stock. The purchase price is 85% of the fair market value at certain plan-defined dates. As this plan is defined as compensatory, a charge is recorded to General and administrative expenses for the difference between the fair market value and the discounted price. During 2022, 2021 and 2020, employees purchased 56,706, 59,685 and 57,020 shares of our common stock which resulted in an expense of $925, $598, and $473, respectively. As of December 31, 2022, approximately 1.3 million shares of the Company’s common stock are available for issuance under the 2012 Employee Stock Purchase Plan.

19. Employee Benefit Plans

We sponsor a 401(k) defined contribution plan covering substantially all employees. Under this plan, participants are allowed to make contributions based on a percentage of their salary, subject to a statutorily prescribed annual limit. We make matching contributions of 50% of each participant’s contributions, up to 6% of eligible compensation. We may also make additional discretionary contributions to the 401(k) plan. Our expense for matching contributions to the 401(k) plan was $3,130, $3,119 and $2,968 for the years ended December 31, 2022, 2021 and 2020, respectively. The Company did not make any discretionary contributions for the years ended December 31, 2022, 2021 or 2020.

20. Segment Information

The Company currently classifies its operations into three reportable segments: Media, Live Events and Consumer Products. Segment information is prepared on the same basis that our chief operating decision maker, our Chief Executive Officer, manages the business, evaluates financial results, and makes key operating decisions.

Unallocated corporate general and administrative expenses largely relate to corporate functions such as finance, investor relations, community relations, corporate communications, information technology, legal, facilities, human resources and our Board of Directors. These unallocated corporate general and administrative expenses will be shown, as applicable, as a reconciling item in tables where segment and consolidated results are both shown.

The Company presents Adjusted OIBDA as the primary measure of segment profit (loss). The Company defines Adjusted OIBDA as operating income before depreciation and amortization, excluding stock-based compensation, certain impairment charges and other non-recurring items that management deems would impact the comparability of results between periods. Adjusted OIBDA includes depreciation and amortization expenses directly related to supporting the operations of our segments, including content production asset amortization, depreciation and amortization of costs related to content delivery and technology assets utilized for WWE Network, as well as amortization of right-of-use assets related to finance leases of equipment used to produce and broadcast our live events. The Company believes the presentation of Adjusted OIBDA is relevant and useful for investors because it allows investors to view our segment performance in the same manner as the primary method used by management to evaluate segment performance and make decisions about allocating resources. Additionally, we believe that Adjusted OIBDA is a primary measure used by media investors, analysts and peers for comparative purposes.

We do not disclose assets by segment information. We do not provide assets by segment information to our chief operating decision maker, as that information is not typically used in the determination of resource allocation and assessing business performance of each reportable segment.

The following tables present summarized financial information for each of the Company’s reportable segments:

	Year Ended December 31,
	2022	2021	2020
Net revenues:
Media	$1,033,877	$936,212	$868,216
Live Events	123,083	57,803	19,921
Consumer Products	134,563	101,159	86,070

Total net revenues	$1,291,523	$1,095,174	$974,207

	Year Ended December 31,
	2022	2021	2020
Depreciation and amortization:
Media	$14,766	$13,427	$15,119
Live Events	41	43	23
Consumer Products	245	178	8
Corporate	22,235	27,253	27,466

Total depreciation and amortization	$37,287	$40,901	$42,616

Adjusted OIBDA:
Media	$428,695	$390,506	$367,818
Live Events	27,163	7,652	(17,655)
Consumer Products	56,643	35,530	26,638
Corporate	(127,921)	(109,577)	(90,613)

Total Adjusted OIBDA	$384,580	$324,111	$286,188

Reconciliation of Total Operating Income to Total Adjusted OIBDA

	Year Ended December 31,
	2022	2021	2020
Total operating income	$283,225	$256,017	$208,544
Depreciation and amortization	37,287	40,901	42,616
Stock-based compensation	34,944	19,086	27,989
Other adjustments (1)	29,124	8,107	7,039

Total Adjusted OIBDA	$384,580	$324,111	$286,188

(1)

Other adjustments for the year ended December 31, 2022 include $21,699 of professional fees and severance expenses associated with the investigation by the Special Committee of independent members of the Company’s Board of Directors, as well as $7,425 of expenses related to certain payments to be made by the Company’s controlling stockholder. Other adjustments for the year ended December 31, 2021 include severance expenses primarily associated with the combination of WWE’s television, digital and studios teams into one organization. Other adjustments for the year ended December 31, 2020 include severance expenses associated with a reduction in our workforce as a result of COVID-19.

Geographic Information

Net revenues by major geographic region are based upon the geographic location of where our content is distributed. The information below summarizes net revenues to unaffiliated customers by geographic area:

	Year Ended December 31,
	2022	2021	2020
North America	$1,000,381	$873,686	$764,938
Europe/Middle East/Africa	216,646	147,978	135,876
Asia Pacific	62,089	61,852	62,327
Latin America	12,407	11,658	11,066

Total net revenues	$1,291,523	$1,095,174	$974,207

The Company’s property and equipment was almost entirely located in the United States at December 31, 2022 and 2021. During the year ended December 31, 2022, there were three customers with revenues individually in excess of 10% of total consolidated net revenues. Net revenues for these customers were approximately $455,000, $205,000 and $110,000 in 2022. During the years ended December 31, 2021 and 2020, there were two customers with revenues individually in excess of 10% of total consolidated net revenues. Net revenues for these customers were approximately $412,000 and $200,000 in 2021, and approximately $270,000 and $183,000 in 2020. These revenues are primarily reflected in our Media segment.

21. Concentration of Credit Risk

We continually monitor our position with, and the credit quality of, the financial institutions that are counterparties to our financial instruments. Our accounts receivable relates principally to a limited number of distributors, including WWE Network, television, and premium live event distributors, and licensees. We closely monitor the status of receivables with these customers and maintain allowances for anticipated losses as deemed appropriate. We believe credit risk with respect to accounts receivable is limited due to the generally high credit quality of the Company’s major customers. At December 31, 2022, our largest receivable balance from customers was 19% of our gross accounts receivable. At December 31, 2021, our two largest receivable balances from customers were 38% and 26% of our gross accounts receivable. No other customers individually exceeded 10% of our gross accounts receivable balance.

22. Subsequent Events

On January 5, 2023, Vincent K. McMahon, our controlling stockholder, executed and delivered a written consent taking certain actions by consent without a stockholder meeting in accordance with Delaware law resulting in, among other things, the election of Mr. McMahon, Michelle D. Wilson and George A. Barrios to the Board of Directors and certain amendments to the Company’s bylaws (the “January 5th Amendments”). On January 6, 2023, the Company announced that Ignace Lahoud and Man Jit Singh resigned from the Board of Directors, effective January 6, 2023. On January 9, 2023, the Board of Directors elected Mr. McMahon as Executive Chairman of the Board of Directors. On January 10, 2023, Stephanie McMahon informed the Company that she has resigned from her role as Co-CEO and as a member of the Board of Directors. As a result of Ms. McMahon’s resignation, Nick Khan assumed the role of sole Chief Executive Officer of the Company. Mr. Khan also remains a member of the Board of Directors.

Mr. McMahon subsequently informed the Company of his view that there was substantial alignment among the Board of Directors and management concerning the decision to conduct a review of strategic alternatives amid the Company’s upcoming media rights cycle. In light of the foregoing, on January 16, 2023, Mr. McMahon, in his capacity as controlling stockholder of the Company, executed and delivered a written consent taking certain actions by consent without a stockholder meeting in accordance with Delaware law to substantially repeal the January 5th Amendments other than the provision relating to exclusive forum for certain shareholder lawsuits.

On January 6, 2023, the Company announced that its management and Board of Directors are engaged in a review of strategic alternatives to maximize value for all WWE stockholders and other stakeholders. The Company is actively working with its outside financial and legal advisors in this strategic review process. There can be no assurances given regarding the outcome or timing of the strategic alternatives review process.

WORLD WRESTLING ENTERTAINMENT, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance at Beginning of Year	Charges to Expense/ Against Revenues	Deductions/ Adjustments*	Balance at End of Year
For the Year Ended December 31, 2022
Allowance for credit losses	$4,841	$343	$(331)	$4,853
Home video allowance for returns	307	—	(110)	197
Allowance for WWE Network refunds and chargebacks	7	46	(48)	5
For the Year Ended December 31, 2021
Allowance for credit losses	$3,660	$1,260	$(79)	$4,841
Home video allowance for returns	350	—	(43)	307
Allowance for WWE Network refunds and chargebacks	40	158	(191)	7
For the Year Ended December 31, 2020
Allowance for credit losses	$419	$3,572	$(331)	$3,660
Home video allowance for returns	349	—	1	350
Allowance for WWE Network refunds and chargebacks	50	452	(462)	40

*

Includes deductions which are comprised primarily of write-offs of specific bad debts and returns of products, as well as certain adjustments to the allowance account, including reserves for amounts due from customers that have not been recognized as revenue.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net revenues	$410,374	$328,135	$707,925	$661,583
Operating expenses	229,152	196,887	404,736	377,572
Marketing and selling expenses	25,233	20,080	41,613	38,500
General and administrative expenses	58,624	32,390	102,116	64,617
Depreciation and amortization	10,030	9,450	19,013	19,157

Operating income	87,335	69,328	140,447	161,737

Interest expense	4,945	4,635	9,198	10,980
Other (expense) income, net	(1,565)	(266)	888	55

Income before income taxes	80,825	64,427	132,137	150,812

Provision for income taxes	28,824	15,328	43,458	35,672

Net income	$52,001	$49,099	$88,679	$115,140

Earnings per share: basic	$0.67	$0.66	$1.16	$1.54

Earnings per share: diluted	$0.67	$0.58	$1.18	$1.35

Weighted average common shares outstanding:
Basic	77,861	74,299	76,160	74,539
Diluted	79,295	87,857	77,478	87,736
Dividends declared per common share (Class A and B)	$0.12	$0.12	$0.24	$0.24

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income	$52,001	$49,099	$88,679	$115,140
Other comprehensive income (loss):
Foreign currency translation adjustments	(30)	(128)	(13)	(188)
Net unrealized holding gains (losses) on available-for-sale debt securities (net of tax expense (benefit) of $45 and $(256), and $265 and $(781), respectively)	143	(810)	841	(2,473)
Reclassification adjustment for losses realized in net income from available-for-sale debt securities (net of tax benefit of $0 and $0, and $85 and $0, respectively)	—	—	268	—

Total other comprehensive income (loss)	113	(938)	1,096	(2,661)

Comprehensive income	$52,114	$48,161	$89,775	$112,479

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	As of
	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$317,769	$220,230
Short-term investments, net	206,054	258,487
Accounts receivable (net of allowance for doubtful accounts and returns of $4,959 and $5,055, respectively)	161,949	112,362
Inventory, net	2,223	2,915
Prepaid expenses and other current assets	55,518	33,154

Total current assets	743,513	627,148

Property and equipment, net	372,355	329,141
Finance lease right-of-use assets, net	292,232	296,643
Operating lease right-of-use assets, net	14,213	16,278
Content production assets, net	10,884	16,518
Investment securities	12,007	11,797
Deferred income tax assets, net	38,414	45,619
Other assets, net	23,602	12,425

Total assets	$1,507,220	$1,355,569

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$459	$449
Finance lease liabilities	10,849	11,677
Operating lease liabilities	2,738	3,604
Convertible debt	4,252	214,100
Accounts payable and accrued expenses	129,337	122,856
Deferred revenues	49,312	79,750

Total current liabilities	196,947	432,436

Long-term debt	20,622	20,848
Finance lease liabilities	363,661	364,900
Operating lease liabilities	12,055	13,145
Other non-current liabilities	4,624	6,989

Total liabilities	597,909	838,318

Commitments and contingencies
Stockholders’ equity:
Class A common stock: ($0.01 par value; 180,000,000 shares authorized; 51,809,054 and 43,317,422 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	518	433
Class B convertible common stock: ($0.01 par value; 60,000,000 shares authorized; 31,099,011 shares issued and outstanding)	311	311
Additional paid-in capital	744,908	424,010
Accumulated other comprehensive income	1,258	162
Retained earnings	162,316	92,335

Total stockholders’ equity	909,311	517,251

Total liabilities and stockholders’ equity	$1,507,220	$1,355,569

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Stockholders’ Equity

(In thousands)

(Unaudited)

	Three Months June 30, 2023
	Common Stock				Additional Paid—in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, March 31, 2023	43,347	$434	31,099	$311	$464,723	$1,145	$120,079	$586,692

Net income	—	—	—	—	—	—	52,001	52,001
Other comprehensive loss	—	—	—	—	—	113	—	113
Stock issuances and other, net	3	—	—	—	—	—	—	—
Conversions of convertible debt (See Note 13)	8,459	84	—	—	213,149	—	—	213,233
Net proceeds from partial unwind of convertible note hedge and warrants (See Note 13)	—	—	—	—	49,080	—	—	49,080
Controlling stockholder contributions	—	—	—	—	1,650	—	—	1,650
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(2,985)	—	—	(2,985)
Cash dividends declared	—	—	—	—	—	—	(9,764)	(9,764)
Stock-based compensation	—	—	—	—	19,291	—	—	19,291

Balance, June 30, 2023	51,809	$518	31,099	$311	$744,908	$1,258	$162,316	$909,311

	Six Months June 30, 2023
	Common Stock				Additional Paid—in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, December 31, 2022	43,317	$433	31,099	$311	$424,010	$162	$92,335	$517,251

Net income	—	—	—	—	—	—	88,679	88,679
Other comprehensive income	—	—	—	—	—	1,096	—	1,096
Stock issuances and other, net	33	1	—	—	1,394	—	—	1,395
Conversions of convertible debt (See Note 13)	8,459	84	—	—	213,149	—	—	213,233
Net proceeds from partial unwind of convertible note hedge and warrants (See Note 13)	—	—	—	—	49,080	—	—	49,080
Controlling stockholder contributions	—	—	—	—	27,388	—	—	27,388
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(3,065)	—	—	(3,065)
Cash dividends declared	—	—	—	—	—	—	(18,698)	(18,698)
Stock-based compensation	—	—	—	—	32,952	—	—	32,952

Balance, June 30, 2023	51,809	$518	31,099	$311	$744,908	$1,258	$162,316	$909,311

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Stockholders’ Equity

(In thousands)

(Unaudited)

	Three Months June 30, 2022
	Common Stock				Additional Paid—in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, March 31, 2022	43,242	$433	31,099	$311	$401,762	$697	$(1,759)	$401,444

Net income	—	—	—	—	—	—	49,099	49,099
Other comprehensive income	—	—	—	—	—	(938)	—	(938)
Repurchase and retirement of common stock	(170)	(2)	—	—	(1,523)	—	(8,475)	(10,000)
Stock issuances and other, net	4	—	—	—	500	—	—	500
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(596)	—	—	(596)
Cash dividends declared	—	—	—	—	—	—	(8,901)	(8,901)
Stock-based compensation	—	—	—	—	10,224	—	—	10,224

Balance, June 30, 2022	43,076	$431	31,099	$311	$410,367	$(241)	$29,964	$440,832

	Six Months June 30, 2022
	Common Stock				Additional Paid—in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	43,733	$438	31,099	$311	$422,884	$2,420	$(51,393)	$374,660

Cumulative effect of adopting ASU 2020-06	—	—	—	—	(26,383)	—	17,609	(8,774)
Net income	—	—	—	—	—	—	115,140	115,140
Other comprehensive loss	—	—	—	—	—	(2,661)	—	(2,661)
Repurchases and retirements of common stock	(695)	(7)	—	—	(6,439)	—	(33,560)	(40,006)
Stock issuances and other, net	38	—	—	—	3,939	—	—	3,939
Taxes paid related to net settlement upon vesting of equity awards	—	—	—	—	(628)	—	—	(628)
Cash dividends declared	—	—	—	—	—	—	(17,832)	(17,832)
Stock-based compensation	—	—	—	—	16,994	—	—	16,994

Balance, June 30, 2022	43,076	$431	31,099	$311	$410,367	$(241)	$29,964	$440,832

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
OPERATING ACTIVITIES:
Net income	$88,679	$115,140
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and impairments of content production assets	12,963	16,934
Depreciation and amortization	20,988	23,802
Other amortization	5,513	6,583
Stock-based compensation	32,952	20,645
Provision for (benefit from) deferred income taxes	6,947	(1,707)
Loss on induced conversions of convertible debt	5,409	—
Other non-cash adjustments	3,989	1,352
Cash provided by (used in) changes in operating assets and liabilities:
Accounts receivable	(50,217)	(10,283)
Inventory	588	3,473
Prepaid expenses and other assets	(19,883)	1,174
Content production assets	(7,289)	(19,930)
Accounts payable, accrued expenses and other liabilities	19,392	(2,606)
Deferred revenues	(30,438)	(3,834)

Net cash provided by operating activities	89,593	150,743

INVESTING ACTIVITIES:
Purchases of property and equipment and other assets	(79,144)	(71,630)
Purchases of short-term investments	(87,003)	(188,819)
Proceeds from sales and maturities of short-term investments	141,182	131,974
Purchase of investment securities	(210)	(95)
Proceeds from infrastructure improvement incentives	—	4,329

Net cash used in investing activities	(25,175)	(124,241)

FINANCING ACTIVITIES:
Repayment of long-term debt	(215)	(207)
Repayment of finance leases	(7,861)	(6,899)
Dividends paid	(18,698)	(17,832)
Net proceeds from partial unwind of convertible note hedge and warrants	49,080	—
Payments related to induced conversions of convertible debt	(5,409)	—
Proceeds from tenant improvement allowances	489	13,129
Proceeds from controlling stockholder contributions	17,405	—
Taxes paid related to net settlement upon vesting of equity awards	(3,065)	(628)
Proceeds from issuance of stock and other	1,395	1,239
Repurchase and retirement of common stock	—	(40,006)

Net cash provided by (used in) financing activities	33,121	(51,204)

NET DECREASE IN CASH AND CASH EQUIVALENTS	97,539	(24,702)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	220,230	134,828

CASH AND CASH EQUIVALENTS, END OF PERIOD	$317,769	$110,126

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Purchases of property and equipment recorded in accounts payable and accrued expenses (See Note 12)	$13,387	$28,210
Controlling stockholder contributions (See Note 20)	$9,983	$2,700
Convertible notes exchanged for common stock (See Note 13)	$210,739	$—

See accompanying notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

Notes to Consolidated Financial Statements

(In thousands, except share data)

(Unaudited)

1. Basis of Presentation and Business Description

The accompanying consolidated financial statements include the accounts of WWE. “WWE” refers to World Wrestling Entertainment, Inc. and its subsidiaries, unless the context otherwise requires. References to “we,” “us,” “our” and the “Company” refer to WWE.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements are unaudited. All adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation of financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. All intercompany balances are eliminated in consolidation.

Certain information and note disclosures normally included in annual financial statements have been condensed or omitted from these interim financial statements; these financial statements should be read in conjunction with the financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2022.

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

We are an integrated media and entertainment company, principally engaged in the production and distribution of unique and creative wrestling entertainment content through various channels, including content rights agreements for our flagship programs, Raw and SmackDown, our premium over-the-top network (“WWE Network”), premium live event programming, monetization across social media outlets, live events and the licensing of various WWE themed products. Our operations are organized around the following principal activities:

Media:

•

The Media segment reflects the production and monetization of long-form and short-form video content across various platforms, including broadcast and pay television, streaming, as well as digital and social media. Across these platforms, revenues principally consist of content rights fees associated with the distribution of our programming content, subscriptions to WWE Network, and advertising and sponsorships.

Live Events:

•

Live events provide ongoing content for our media platforms. Live Event segment revenues consist primarily of ticket sales and the sale of travel packages associated with the Company’s global live events.

Consumer Products:

•

The Consumer Products segment engages in the merchandising of WWE branded products, such as video games, toys and apparel, through licensing arrangements and direct-to-consumer sales. Revenues principally consist of royalties and licensee fees related to WWE branded products, and sales of merchandise distributed at our live events and through eCommerce platforms. Beginning July 2022, we launched an exclusive, multi-year partnership with Fanatics to create a new, enhanced experience for WWE fans globally, and transitioned our digital retail platform to Fanatics. In May 2023, we expanded this partnership, and transitioned the operations of our global event merchandise business to Fanatics.

2. Significant Accounting Policies

Our significant accounting policies are detailed in Note 2, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements within our Annual Report on Form 10-K for the year ended December 31, 2022. There have been no material changes to the Company’s significant accounting policies described in our Annual Report on Form 10-K.

Operating Expenses

Operating expenses consist of our production costs associated with developing our content, venue rental and related costs associated with the staging of our live events, compensation costs for our talent, as well as material and related costs associated with our consumer product merchandise sales. In addition, Operating expenses include the operating costs associated with talent development, data analytics, data engineering, business strategy and real estate and facilities functions.

Included within Operating expenses are the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Amortization and impairment of content production assets	$10,442	$7,114	$12,963	$16,934
Depreciation and amortization of WWE Network content delivery and technology assets	—	2,227	1,548	4,403
Amortization of right-of-use assets—finance leases of equipment	2,594	2,221	5,172	4,443
Depreciation on equipment used directly to support operations	215	214	427	380

Total depreciation and amortization included in operating expenses	$13,251	$11,776	$20,110	$26,160

Costs to produce our live event programming are expensed when the event is first broadcast, and are not included in the depreciation and amortization table noted above. These costs include production-related costs, such as lighting, pyrotechnics and staging, associated with our weekly, in-ring televised programming as well as our premium live events, which are included as a component of our Media segment operating expenses. We also incur event-related costs, such as venue rental, security and travel, associated with our premium live events as well as our televised and non-televised events, which are included as a component of our Live Events segment operating expenses. Talent-related costs primarily associated with our premium live events and televised programming are included within our Media segment, while talent-related costs associated with our non-televised events are included within our Live Events segment.

Recent Accounting Pronouncements

No recently issued accounting pronouncements materially impacted or are expected to impact our Consolidated Financial Statements.

3. Segment Information

The Company currently classifies its operations into three reportable segments: Media, Live Events and Consumer Products. Segment information is prepared on the same basis that our chief operating decision maker, our Chief Executive Officer, manages the segments, evaluates financial results, and makes key operating decisions.

Unallocated corporate general and administrative expenses largely relate to corporate functions such as finance, investor relations, community relations, corporate communications, information technology, legal, facilities, human resources and our Board of Directors. These unallocated corporate general and administrative expenses will be shown, as applicable, as a reconciling item in tables where segment and consolidated results are both shown.

The Company presents Adjusted OIBDA as the primary measure of segment profit (loss). The Company defines Adjusted OIBDA as operating income before depreciation and amortization, excluding stock-based compensation, certain impairment charges and other non-recurring items that management deems would impact the comparability of results between periods. Adjusted OIBDA includes depreciation and amortization expenses directly related to supporting the operations of our segments, including content production asset amortization, depreciation and amortization of costs related to content delivery and technology assets utilized for WWE Network, as well as amortization of right-of-use assets related to finance leases of equipment used to produce and broadcast our live events. The Company believes the presentation of Adjusted OIBDA is relevant and useful for investors because it allows investors to view our segment performance in the same manner as the primary method used by management to evaluate segment performance and make decisions about allocating resources. Additionally, we believe that Adjusted OIBDA is a primary measure used by media investors, analysts and peers for comparative purposes.

We do not disclose assets by segment information. We do not provide assets by segment information to our chief operating decision maker, as that information is not typically used in the determination of resource allocation and assessing business performance of each reportable segment.

The following tables present summarized financial information for each of the Company’s reportable segments:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net revenues:
Media	$320,297	$243,059	$546,024	$521,178
Live Events	61,961	41,007	94,562	64,108
Consumer Products	28,116	44,069	67,339	76,297

Total net revenues	$410,374	$328,135	$707,925	$661,583

Adjusted OIBDA:
Media	$126,106	$90,728	$213,935	$218,945
Live Events	34,519	13,776	41,494	16,590
Consumer Products	12,492	16,506	34,708	28,379
Corporate	(32,373)	(29,507)	(65,213)	(60,677)

Total Adjusted OIBDA	$140,744	$91,503	$224,924	$203,237

Reconciliation of Total Operating Income to Total Adjusted OIBDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total operating income	$87,335	$69,328	$140,447	$161,737
Depreciation and amortization	10,030	9,450	19,013	19,157
Stock-based compensation	19,291	11,027	32,952	20,645
Other adjustments (1)	24,088	1,698	32,512	1,698

Total Adjusted OIBDA	$140,744	$91,503	$224,924	$203,237

(1)

Other adjustments for the three months ended June 30, 2023 include $18,772 of legal and professional fees associated with the Company’s strategic alternatives review and recently announced Transaction Agreement with Endeavor, as well as $5,316 of certain costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of members of the Company’s Board of Directors. Other adjustments for the six months ended June 30, 2023 include $25,452 of legal and professional fees associated with the Company’s strategic alternatives review and recently announced Transaction Agreement with Endeavor, as well as $7,060 of certain costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of members of the Company’s Board of Directors and expenses paid by Mr. McMahon for plaintiffs’ attorneys’ fees in connection with a shareholder lawsuit that was mooted (refer to Note 20, Related Party Transactions, for further information). Other adjustments for the three and six months ended June 30, 2022 include certain costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of independent members of the Company’s Board of Directors.

4. Revenues

We derive our revenues principally from the following sources: (i) content rights fees associated with the distribution of WWE’s media content, including our weekly flagship programs as well as premium live event and original programming, (ii) subscriptions to WWE Network, (iii) advertising and sponsorship sales, (iv) live event ticket sales, (v) consumer product licensing royalties from the sale by third-party licensees of WWE branded merchandise, including through eCommerce platforms and live event venues, and (vi) prior to May 2023, direct-to-consumer sales of merchandise at our live event venues.

Disaggregated Revenues

The following table presents our revenues disaggregated by primary revenue sources. Sales and usage-based taxes are excluded from revenues.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net revenues:
Media Segment:
Network (including pay-per-view) (1)	$80,121	$66,889	$131,501	$125,668
Core content rights fees (2)	154,758	148,480	308,674	287,559
Advertising and sponsorships (3)	18,890	17,972	34,527	37,739
Other (4)	66,528	9,718	71,322	70,212

Total Media Segment net revenues	320,297	243,059	546,024	521,178

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Live Events Segment:
North American ticket sales	40,300	34,923	70,464	54,811
International ticket sales	6,432	2,160	6,432	2,160
Advertising and sponsorships (5)	8,805	1,613	9,817	2,758
Other (6)	6,424	2,311	7,849	4,379

Total Live Events Segment net revenues	61,961	41,007	94,562	64,108
Consumer Products Segment:
Consumer product licensing	15,695	22,634	42,436	42,640
eCommerce	4,613	12,826	8,431	20,543
Venue merchandise	7,808	8,609	16,472	13,114

Total Consumer Products Segment net revenues	28,116	44,069	67,339	76,297

Total net revenues	$410,374	$328,135	$707,925	$661,583

(1)	Network revenues consist primarily of license fees from the global distribution of WWE Network content associated with our licensed partner agreements.
(2)

Core content rights fees consist primarily of licensing revenues from the distribution of our flagship programs, RAW and SmackDown, as well as our NXT programming, through global broadcast, pay television and digital platforms.

(3)

Advertising and sponsorships revenues within our Media segment consist primarily of advertising revenues from the Company’s content on third-party social media platforms and sponsorship fees from sponsors who promote their products utilizing the Company’s media platforms, including promotion on the Company’s digital websites and on-air promotional media spots.

(4)

Other revenues within our Media segment reflect revenues earned from the distribution of other WWE content, including, but not limited to, certain live in-ring programming content in international markets, scripted, reality and other programming.

(5)

Advertising and sponsorships revenues within our Live Events segment primarily consists of fees from advertisers and sponsors who promote their products utilizing the Company’s live events (i.e., presenting sponsor of fan engagement events and advertising signage at the event).

(6)	Other revenues within our Live Events segment primarily consists of the sale of travel packages associated with the Company’s global live events and commissions earned through secondary ticketing.

WWE Network subscriptions revenues for international subscribers are recorded over time during the subscription term. In addition, our consumer product licensing revenues, as well as our eCommerce and venue merchandise revenues (beginning in July 2022 and May 2023, respectively) are recorded over time during the licensing period. Other revenue streams identified in the table above are generally recognized at a point-in-time when the performance obligations are satisfied.

Remaining Performance Obligations

As of June 30, 2023, for contracts greater than one year, the aggregate amount of the transaction price allocated to remaining performance obligations is approximately $2,270,000, comprised of our multi-year content distribution, consumer product licensing and sponsorship contracts. We will recognize rights fees related to our multi-year content distribution contracts as content is delivered to the distributors during the periods 2023 through 2028. We will recognize the revenues associated with the minimum guarantees on our multi-year consumer product licensing arrangements throughout the licensing periods, which range from 2023 through 2031. For our multi-year sponsorship arrangements, we will recognize sponsorship revenues as the sponsorship obligations are satisfied during the periods 2023 through 2028. The transaction prices related to these future obligations generally do not include any amounts of variable consideration related to sales or usage-based royalties earned related to consumer product licensing. The variability related to these sales or usage-based royalties will be resolved in the periods when the licensee generates sales related to the intellectual property license. For transaction prices related to these future obligations that may contain material amounts of variable consideration related to quantities in a contract, we estimate the quantities each reporting period.

Contract Assets and Contract Liabilities (Deferred Revenues)

A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time. The Company does not have any material contract assets, only accounts receivable as disclosed on our Consolidated Balance Sheets.

We record deferred revenues (also referred to as contract liabilities under ASC Topic 606) when cash payments are received or due in advance of our performance. Our deferred revenue balance primarily relates to advance payments received related to our content distribution rights agreements, our consumer product licensing agreements, and our sponsorship and advertising arrangements. The Company’s deferred revenue (i.e., contract liabilities) as of June 30, 2023 and December 31, 2022 was $49,312 and $79,750, respectively, and are included within Deferred revenues on our Consolidated Balance Sheets.

Revenue recognized during the three and six months ended June 30, 2023 and 2022 that was included in the respective deferred revenue balance at the beginning of each period was $13,033 and $8,007, and $59,995 and $58,321, respectively.

5. Earnings Per Share

For purposes of calculating basic and diluted earnings per share, we used the following weighted average common shares outstanding (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income for basic earnings per share	$52,001	$49,099	$88,679	$115,140
Effect of potentially dilutive shares:
Interest expense related to the Convertible Notes	1,275	1,562	2,705	3,129

Net income for diluted earnings per share	$53,276	$50,661	$91,384	$118,269

Weighted average basic common shares outstanding (1)	77,861	74,299	76,160	74,539
Dilutive effect of restricted and performance stock units	1,011	754	906	643
Dilutive effect of convertible debt instruments (1)	420	12,800	409	12,548
Dilutive effect of employee share purchase plan	3	4	3	6

Weighted average dilutive common shares outstanding	79,295	87,857	77,478	87,736

Earnings per share:
Basic	$0.67	$0.66	$1.16	$1.54

Diluted	$0.67	$0.58	$1.18	$1.35

Anti-dilutive shares (excluded from per-share calculations):
Net shares received on purchased call of convertible debt hedge (1)	273	5,146	265	4,949

(1)

The increase in basic common shares outstanding and decrease in shares associated with our convertible debt instruments are associated with the Exchanges and Conversions that occurred during the three and six months ended June 30, 2023. Refer to Note 13, Convertible Debt, for further discussion related to these transactions.

Effect of Convertible Notes and Related Convertible Note Hedge and Warrants

In connection with the issuance of the Convertible Notes, the Company entered into Convertible Note Hedge and Warrant transactions as described further in Note 13, Convertible Debt. The collective impact of the Convertible Note Hedge and Warrants effectively eliminates any economic dilution that may occur from the actual conversion of the Convertible Notes between the conversion price of $24.91 per share and the strike price of the Warrants of $31.89 per share.

Under the if-converted method, diluted earnings per share is calculated assuming that all the Convertible Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive.

Prior to actual conversion, for purposes of calculating diluted earnings per share, the denominator also includes the additional shares issued related to the Warrants using the treasury stock method to the extent the average price of our common stock exceeds the strike price of the Warrants of $31.89 per share. In addition, prior to actual conversion, the Convertible Note Hedges are not considered for purposes of the calculation of diluted earnings per share, as their effect would be anti-dilutive.

The dilution from the Convertible Notes had a $0.01 impact diluted earnings per share for the three and six months ended June 30, 2023. The dilution from the Convertible Notes had a $0.10 and $0.18 impact on diluted earnings per share for the three and six months ended June 30, 2022, respectively.

6. Stock-based Compensation

The Company provides for the grant of stock-based awards under our 2016 Omnibus Incentive Plan. We also provide a stock purchase plan for our employees under our 2012 Employee Stock Purchase Plan. Refer to Note 18, Stock-based Compensation, within our Annual Report on Form 10-K for the year ended December 31, 2022 for further information.

Stock-based compensation expense consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Restricted stock units (“RSUs”)	$8,595	$5,572	$13,300	$7,568
Performance stock units (“PSUs”)	10,012	4,875	18,066	11,910
Performance stock units tied to relative total shareholder return (“PSU-TSRs”)	69	106	137	211
Employee stock purchase plan	470	258	1,148	508
Board of Directors	145	216	301	448

Stock-based compensation expense	$19,291	$11,027	$32,952	$20,645

Restricted Stock Units

The following table summarizes the RSU activity during the six months ended June 30, 2023:

Units
Unvested at January 1, 2023	467,798
Granted	528,473
Vested	(62,436)
Forfeited	(10,370)
Dividend equivalents	2,170

Unvested at June 30, 2023	925,635

Performance Stock Units

During the first quarter of 2023, the Compensation and Human Capital Committed approved an amendment to the vesting schedules for performance stock units (“PSUs”) under the Company’s 2016 Omnibus Incentive Plan. The vesting of these PSUs are subject to certain performance conditions and a service requirement of typically 3.5 years. For PSUs granted prior to 2023, these awards vest in equal annual installments. For PSUs granted in 2023, these awards vest in their entirety after the service requirement. For PSUs granted prior to 2023, stock compensation costs are recognized over the requisite service period using the graded vesting method, net of estimated forfeitures. For PSUs granted in 2023, stock compensation costs are recognized over the requisite service period using the straight-line method, net of estimated forfeitures.

The following table summarizes the PSU activity during the six months ended June 30, 2023:

Units
Unvested at January 1, 2023	1,015,085
Granted	207,095
Achievement adjustment (1)	64,335
Vested	—
Forfeited	(244,861)
Dividend equivalents	1,378

Unvested at June 30, 2023	1,043,032

(1)

During the first quarter of 2023, it was determined that the performance conditions related to 2022 PSU grants were exceeded, which resulted in an achievement adjustment increase in 2023 relating to these PSU grants.

Performance Stock Units with a Market Condition Tied to Relative Total Shareholder Return

The following table summarizes the PSU-TSR activity during the six months ended June 30, 2023:

Units
Unvested at January 1, 2023	34,098
Granted	—
Achievement adjustment (1)	10,229
Vested	—
Forfeited	—
Dividend equivalents	27

Unvested at June 30, 2023	44,354

(1)

During the first quarter of 2023, it was determined that the percentile ranking of WWE’s total shareholder return performance related to the fourth performance period were met, which resulted in an achievement adjustment increase in 2023 relating to the initial 2018 PSU-TSR grant.

7. Property and Equipment

Property and equipment consisted of the following:

	As of
	June 30, 2023	December 31, 2022
Land, buildings and improvements	$163,824	$158,806
Equipment and software	170,290	166,249
Corporate aircraft	30,915	32,249
Vehicles	993	993
Projects in progress (1)	221,133	216,710

	587,155	575,007
Less: accumulated depreciation and amortization	(214,800)	(245,866)

Total	$372,355	$329,141

(1)	As of June 30, 2023 and December 31, 2022, our projects in progress balance included $206,078 and $200,552, respectively, of capital expenditures related to the Company’s headquarter facility.

Depreciation expense for property and equipment totaled $7,608 and $9,155, and $15,715 and $18,471 for the three and six months ended June 30, 2023 and 2022, respectively.

During the second quarter of 2023, the Company reclassified asset costs of $49,510 related to the Company’s headquarter facility from projects in progress to land, building and improvements. These assets began depreciation on April 18, 2023 when the assets became available for their intended use and resulted in depreciation expense of $1,090 for the three and six months ended June 30, 2023.

During the first quarter of 2023, the Company reclassified cost and accumulated depreciation of $42,176 and $39,499, respectively, related to land, building and improvements associated with our current Stamford, Connecticut headquarter property as held for sale. The net assets held for sale of $2,677 are included as a component of Prepaid expenses and other current assets within our Consolidated Balance Sheets as of June 30, 2023. The effect of suspending depreciation on this property held for sale is immaterial to the Company’s results of operations. These assets held for sale are being marketed for sale and it is the Company’s intention to complete the sale of these assets within the next twelve months.

The Company capitalizes interest during the construction period for significant long-term projects in progress. During the three and six months ended June 30, 2023 and 2022, the Company capitalized $1,731 and $1,652, and $3,710 and $1,652, respectively, of interest associated with its projects in progress.

8. Leases

Information about the Nature of WWE’s Lease Portfolio

As of June 30, 2023, the Company’s lease portfolio consists of operating and finance real estate leases for its sales offices, performance centers, warehouses and corporate related facilities. In addition, we have various live event production service arrangements that contain operating and finance equipment leases. With the exception of our global headquarter lease that commenced on July 1, 2019 with an 18-month free rent period followed by an initial base term of 15 years with options to renew, our other real estate leases have remaining lease terms of approximately one year to nine years, some of which may also include options to extend the leases. Our equipment leases, which are included as part of various operating service arrangements, generally have remaining lease terms of approximately one year to seven years. Generally, no covenants are imposed by our lease agreements.

As it relates to the Company’s global headquarter lease, in November 2020 the landlord granted a rent deferral of $6,590 for a portion of the rental payments due during 2021. The rent deferral amount will be payable over a five year period from 2022 through 2026. The FASB has provided relief under ASC 842, “Leases,” related to the COVID-19 pandemic. Under this relief, companies can make an accounting policy election on how to treat lease concessions resulting directly from COVID-19, provided that the modified lease contract results in total cash flows that are substantially the same or less than the cash flows in the original lease contract. The Company has elected to account for the rent deferral resulting directly from COVID-19 as though the enforceable rights and obligations to the deferral existed in the original lease contract at lease inception, and did not account for the concession as a lease modification. In lieu of applying lease modification accounting, the Company accounted for the rent deferral by accruing an accounts payable during the rent concession periods in 2021 and will relieve the payable during 2022 through 2026 when the deferred rents are due. The amount of this deferral was $4,930 as of June 30, 2023, with $3,608 included as a component of Other non-current liabilities and $1,322 included as a component of Accounts payable and accrued expenses on our Consolidated Balance Sheet.

Quantitative Disclosures Related to Leases

The following table provides quantitative disclosure about the Company’s operating and financing leases for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Lease costs
Finance lease costs:
Amortization of right-of-use assets	$5,031	$4,670	$10,045	$9,341
Interest on lease liabilities	3,718	3,774	7,464	7,578
Operating lease costs	1,266	1,268	2,607	2,440
Other short-term and variable lease costs	495	439	1,050	1,112
Sublease income (1)	—	(17)	—	(43)

Total lease costs	$10,510	$10,134	$21,166	$20,428

Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$3,733	$3,774	$7,481	$7,579
Operating cash flows from operating leases	$1,160	$892	$2,191	$1,967
Finance cash flows from finance leases	$3,947	$3,464	$7,861	$6,899
Right-of-use assets obtained in exchange for new finance lease liabilities	$1,136	$—	$5,932	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$74	$172	$8,679

	As of
	June 30, 2023	December 31, 2022
Weighted-average remaining lease term - finance leases	25.9 years	26.4 years
Weighted-average remaining lease term - operating leases	6.4 years	6.5 years
Weighted-average discount rate - finance leases	4.0%	4.0%
Weighted-average discount rate - operating leases	3.5%	3.4%

(1)	Sublease income excludes rental income from owned properties.

Maturity of lease liabilities as of June 30, 2023 were as follows:

	Operating Leases	Finance Leases
2023	$1,798	$12,290
2024	2,736	26,039
2025	2,564	22,895
2026	2,333	23,256
2027	2,231	20,622
Thereafter	5,029	520,339

Total lease payment	16,691	625,441
Less: imputed interest	(1,898)	(250,931)

Total future minimum lease payments	$14,793	$374,510

9. Content Production Assets, Net

Content production assets consisted of the following:

	Predominantly Monetized Individually		Predominantly Monetized as a Film Group
	As of		As of
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
In release	$1,794	$3,090	$35	$7
Completed but not released	20	—	—	—
In production	8,900	13,122	125	289
In development	10	10	—	—

Total	$10,724	$16,222	$160	$296

As of June 30, 2023, all of the “completed but not released” content assets that are monetized individually are estimated to be amortized over the next 12 months and approximately 77% of the “in release” content assets monetized individually are estimated to be amortized over the next three years.

As of June 30, 2023, all of the “in release” content assets monetized as a film group are estimated to be amortized over the next 12 months.

Amortization and impairment of content production assets consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Content production amortization expense - assets monetized individually	$9,802	$5,921	$11,638	$14,026
Content production amortization expense - assets monetized as a film group	640	1,189	1,325	2,811
Content production impairment charges (1)	—	—	—	—
Content production development write-offs (2)	—	4	—	97

Total amortization and impairment of content production assets	$10,442	$7,114	$12,963	$16,934

(1)

Unamortized content production assets are evaluated for impairment whenever events or changes in circumstances indicate that the fair value of a film predominantly monetized on its own or a film group may be less than its unamortized costs. If conditions indicate a potential impairment, and the estimated future cash flows are not sufficient to recover the unamortized asset, the asset is written down to fair value. In addition, if we determine that content will not likely air, we will expense the remaining unamortized asset.
(2)	Capitalized script development costs are evaluated at each reporting period for impairment and to determine if a project is deemed to be abandoned.

Amortization and impairment expenses related to content production assets are included in the Company’s Media segment, and as a component of Operating expenses on the Consolidated Statements of Operations. Costs to produce our live event programming are expensed immediately when the event is first broadcast and are not included in the content asset amortization amounts above.

10. Investment Securities and Short-Term Investments

Investment Securities

Included within Investment Securities are the following:

	As of
	June 30, 2023	December 31, 2022
Nonmarketable equity investments without readily determinable fair values	$12,007	$11,797

Total investment securities	$12,007	$11,797

Nonmarketable Equity Investments Without Readily Determinable Fair Values

We evaluate our nonmarketable equity investments without readily determinable fair values for impairment if factors indicate that a significant decrease in value has occurred. The Company has elected to use the measurement alternative to fair value that will allow these investments to be recorded at cost, less impairment, and adjusted for subsequent observable price changes.

The Company did not record any impairment charges on these investments during the three and six months ended June 30, 2023 and 2022. In addition, there were no observable price change events that were completed during the three and six months ended June 30, 2023 and 2022.

Short-Term Investments

Short-term investments consist of available-for-sale debt securities which are measured at fair value and consisted of the following:

	As of June 30, 2023				As of December 31, 2022
	Amortized Cost	Gross Unrealized		Fair Value	Amortized Cost	Gross Unrealized		Fair Value
		Gain	(Loss)			Gain	(Loss)
U.S. Treasury securities	$67,972	$—	$(581)	$67,391	$94,287	$—	$(1,095)	$93,192
Corporate bonds	82,858	—	(706)	82,152	117,947	1	(1,435)	116,513
Government agency bonds	57,005	—	(494)	56,511	49,494	12	(724)	48,782

Total	$207,835	$—	$(1,781)	$206,054	$261,728	$13	$(3,254)	$258,487

The Company evaluates its individual available-for-sale debt securities that are in an unrealized loss position each reporting period and determines whether the decline in fair value below the amortized cost basis results from a credit loss or other factors. The amount of the decline related to credit losses are recorded as a credit loss expense in earnings with a corresponding allowance for credit losses and the amount of the decline not related to credit losses are recorded through other comprehensive income, net of tax. As of June 30, 2023 and 2022, the aggregate total amount of unrealized losses (that is, the amount by which amortized cost basis exceeds fair value) was insignificant. We did not record an allowance for credit losses on these securities. Accordingly, during the three and six months ended June 30, 2023 and 2022, the entire amount of the decline in fair value below the amortized cost basis was recorded as an unrealized loss, net of tax, in Other comprehensive income (loss) in the Consolidated Statements of Comprehensive Income. Unrealized gains are also reflected, net of tax, as Other comprehensive income (loss) in the Consolidated Statements of Comprehensive Income.

Our U.S. Treasury securities, corporate bonds and government agency bonds are included in Short-term investments, net on our Consolidated Balance Sheets. Realized gains and losses on investments are included within Other income, net in the Consolidated Statements of Operations and are derived using the specific identification method for determining the cost of securities sold.

As of June 30, 2023, contractual remaining maturities of these securities are as follows:

Maturities
U.S. Treasury securities	1 month - 2 years
Corporate bonds	1 month - 2 years
Government agency bonds	2 months - 1 year

During the three and six months ended June 30, 2023 and 2022, we recognized $3,682 and $614, and $6,883 and $876, respectively, of interest income on our short-term investments. Interest income is reflected as a component of Other income, net on our Consolidated Statements of Operations.

The following table summarizes the short-term investment activity:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Proceeds from sales and maturities of short-term investments	$68,149	$84,550	$141,182	$131,974
Purchases of short-term investments	$5,793	$77,196	$87,003	$188,819
Gross realized (losses) gains on sale of short-term investments	$—	$—	$(354)	$—

11. Fair Value Measurement

Fair value is determined based on the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The accounting guidance establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, a financial instrument’s level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three input levels of the fair value hierarchy are summarized as follows:

Level 1-	Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2-	Inputs other than quoted prices in active markets for similar assets and liabilities that are directly or indirectly observable; or

Level 3-	Unobservable inputs, such as discounted cash flow models or valuations, in which little or no market data exists.

Certain financial instruments are carried at cost on the Consolidated Balance Sheets, which approximates fair value due to their short-term, highly liquid nature. The carrying amounts of cash and cash equivalents, money market accounts, accounts receivable, and accounts payable approximate fair value because of the short-term nature of such instruments.

We have classified our investment in U.S. Treasury securities, corporate bonds and government agency bonds, which collectively are investments in available-for-sale debt securities, within Level 2, as their valuation requires quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and/or model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data. The U.S. Treasury securities, corporate bonds and government agency bonds are valued based on model-driven valuations. A third-party service provider assists the Company with compiling market prices from a variety of industry standard data sources, security master files from large financial institutions and other third-party sources that are used to value our corporate bond, U.S. Treasury securities and government agency bond investments. The Company did not have any transfers between Level 1, Level 2, and Level 3 fair value investments during the periods presented.

The fair value measurements of our equity investments without readily determinable fair values and our equity method investments are classified within Level 3 as significant unobservable inputs are used as part of the determination of fair value. Significant unobservable inputs may include variables such as near-term prospects of the investees, recent financing activities of the investees, and the investees’ capital structure, as well as other economic variables, which reflect assumptions market participants would use in pricing these assets. For our equity investments without readily determinable fair values, the Company has elected to use the measurement alternative to fair value that will allow these investments to be recorded at cost, less impairment, and adjusted for subsequent observable price changes. The Company did not record any impairment charges on our investment securities during the three and six months ended June 30, 2023 and 2022.

The Company’s long-lived property and equipment and content production assets are required to be measured at fair value on a non-recurring basis if it is determined that indicators of impairment exist. These assets are recorded at fair value only when an impairment is recognized. The Company did not record any impairment charges on long lived property and equipment during the three and six months ended June 30, 2023 and 2022. The Company classifies these assets as Level 3 within the fair value hierarchy due to significant unobservable inputs.

The Company did not record any impairment charges on content production assets during the three and six months ended June 30, 2023 and 2022. Refer to Note 9, Content Production Assets, Net, for further discussion. The Company classifies these assets as Level 3 within the fair value hierarchy due to significant unobservable inputs. The Company utilizes a discounted cash flows model to determine the fair value of content production assets where indicators of impairment exist.

The fair value of the Company’s debt, consisting of a mortgage loan assumed in connection with a building purchase, is estimated based upon quoted price estimates for similar debt arrangements. At June 30, 2023, the face amount of the mortgage loan approximates its fair value.

The convertible debt is not marked to fair value at the end of each reporting period, but instead is reported at amortized cost. As of June 30, 2023 and December 31, 2022, the fair value of the Company’s outstanding convertible debt was $17,470 and $605,494, respectively, based on external pricing data, including quoted market prices of these instruments among other factors, and was classified as a Level 2 measurement within the fair value hierarchy.

12. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	As of
	June 30, 2023	December 31, 2022
Trade related	$10,328	$9,816
Staff related	13,613	13,828
Management incentive compensation	20,673	31,204
Talent related	7,859	6,274
Accrued WWE Network related expenses	3,574	3,331
Accrued event and television production	17,326	11,599
Accrued legal and professional (1)	26,704	14,980
Accrued purchases of property and equipment	13,387	18,567
Accrued income taxes	—	1,415
Accrued other (2)	15,873	11,842

Total	$129,337	$122,856

(1)

Accrued legal and professional as of June 30, 2023 includes $13,362 of legal and professional fees associated with the Company’s strategic alternatives review and recently announced Transaction Agreement with Endeavor. As of June 30, 2023 and December 31, 2022, accrued legal and professional also includes $6,077 and $1,992, respectively, of costs incurred in connection with and/or arising from the investigation conducted by the Special Committee of independent members of the Company’s Board of Directors. Additionally, accrued legal and professional as of June 30, 2023 and December 31, 2022 include certain amounts of $3,492 and $9,125, respectively, to be paid by the Company’s controlling stockholder (refer to Note 20, Related Party Transactions, for further information).

(2)

Accrued other includes accruals for our international and licensing business activities, as well as other miscellaneous accruals, none of which categories individually exceeds 5% of current liabilities.

13. Convertible Debt

In December 2016 and January 2017, we issued $215,000 aggregate principal amount of 3.375% convertible senior notes (the “Convertible Notes”). The Convertible Notes are due December 15, 2023, unless earlier repurchased by us or converted. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2017.

The Convertible Notes are governed by an Indenture between us, as issuer, and U.S. Bank, National Association, as trustee. The Convertible Notes will be our general unsecured obligations and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the Convertible Notes only after all indebtedness under such secured debt has been repaid in full from such assets.

Upon conversion of the Convertible Notes, we will pay or deliver, as the case may be, cash, shares of our Class A common stock or a combination of cash and shares of Class A common stock, at our election, at a conversion rate of approximately 40.1405 shares of common stock per $1 principal amount of the Convertible Notes, which corresponds to an initial conversion price of approximately $24.91 per share of our Class A common stock. At any time, prior to the close on the business day immediately preceding June 15, 2023, the Convertible Notes will be convertible under the following circumstances:

a)

During any calendar quarter beginning after the calendar quarter ending on December 31, 2016 (and only during such calendar quarter), if the last reported sale price of our Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

b)

During the 5 business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the conversion rate on each such trading day;

c)	Upon the occurrence of specified corporate events; or

d)

On or after June 15, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Convertible Notes, in multiples of $1 principal amount, at the option of the holder regardless of the foregoing circumstances.

On June 14, 2023, the Company notified the remaining holders of our irrevocable election to settle any conversions of the Convertible Notes on or after June 15, 2023 by delivery of the Company’s Class A common stock. As a result, the Company will deliver to converting note holders in respect of each $1 principal amounts of the Convertible Notes being converted a number of shares of the Company’s Class A common stock equal to the conversion rate in effect on the conversion date. As of June 30, 2023, the conversion rate was approximately 40.1405 shares of the Company’s Class A common stock.

In May 2023, the Company entered into privately negotiated agreements with certain holders to exchange an aggregate of 6,862,086 shares of the Company’s Class A common stock and $3,949 in cash premiums and accrued interest for $170,952 principal amount of its outstanding Convertible Notes held by such holders (the “Exchanges”). The Exchanges were accounted for as induced conversions for which we recorded a loss on induced conversions of $5,409, which was included in Other (expense) income, net on the Consolidated Statements of Operations. The loss on induced conversions represented the cash premiums paid to investors in excess of the amount of cash or common stock issuable under the original terms of the Convertible Notes, as well as accrued interest and advisor fees incurred upon execution of the Exchanges.

In addition to the Exchanges, holders have converted $39,787 aggregate principal amount of the outstanding Convertible Notes (the “Conversions”). In accordance with the original terms of the Convertible Notes, the Company delivered 1,597,068 shares of the Company’s Class A common stock associated with the Conversions during the three months ended June 30, 2023.

As of June 30, 2023, since the outstanding Convertible Notes mature on December 15, 2023 and are convertible at the option of the holders, the Convertible Notes are reflected in current liabilities on our Consolidated Balance Sheet. See Note 5, Earnings Per Share, for a description of the dilutive nature of the Convertible Notes.

The Convertible Notes consisted of the following components:

	As of
	June 30, 2023	December 31, 2022
Debt component:
Principal	$4,261	$215,000
Less: Unamortized debt issuance costs	(9)	(900)

Net carrying amount	$4,252	$214,100

The following table sets forth total interest expense recognized related to the Convertible Notes:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
3.375% contractual coupon	$1,326	$1,814	$3,140	$3,628
Amortization of debt issuance costs	656	235	891	470

Interest expense	$1,982	$2,049	$4,031	$4,098

Convertible Note Hedge & Warrant Transactions

In connection with the pricing of the Convertible Notes in December 2016 and January 2017, we entered into convertible note hedge transactions with respect to our Class A common stock (the “Note Hedge”). The Note Hedge transactions cover approximately 8.63 million shares of our Class A common stock and are exercisable upon conversion of the Convertible Notes. The Note Hedge will expire on December 15, 2023, unless earlier terminated. The Note Hedge transactions have been accounted for as part of additional paid-in capital.

In connection with entering into the Note Hedge transactions described above, we also concurrently entered into separate warrant transactions (the “Warrants”), to sell warrants to acquire approximately 8.63 million shares of our Class A common stock in connection with the Note Hedge transactions at an initial strike price of approximately $31.89 per share, which represents a premium of approximately 60.0% over the last reported sale price of our Class A common stock of $19.93 on December 12, 2016 (initial issuance date of the Convertible Notes). The Warrants transactions have been accounted for as part of additional paid-in capital.

In connection with the Exchanges and Conversions, the Company entered into agreements with each of the bank counterparties to unwind a portion of the Note Hedge and Warrants (collectively “the Unwind Agreements”). Pursuant to the terms of the Unwind Agreements, the Company received net cash proceeds of $49,080 for the settlement of the Note Hedge and Warrants, which resulted in a corresponding increase in Additional paid-in-capital on our Consolidated Balance Sheet as of June 30, 2023. The Unwind Agreements reduced the number of shares of our Class A common stock covered by each of the Bond Hedge and Warrants, respectively, to approximately 360,000 shares as of June 30, 2023.

14. Long-Term Debt and Credit Facility

Included within Long-Term Debt are the following:

	As of
	June 30, 2023	December 31, 2022
Current portion of long-term debt:
Mortgage	$459	$449

Total current portion of long-term debt	$459	$449
Long-term debt:
Mortgage	$20,622	$20,848

Total long-term debt	$20,622	$20,848

Total	$21,081	$21,297

Revolving Credit Facility

In May 2023, the Company amended its $200,000 senior unsecured revolving credit facility (the “Revolving Credit Facility”) primarily to replace the London Interbank Offered Rate with the Secured Overnight Financing

Rate (“SOFR”) as the rate to which interest payments are indexed. The Revolving Credit Facility has a maturity date of May 24, 2024. Applicable interest rates for the borrowings under the Revolving Credit Facility are based on the Company’s current consolidated leverage ratio. As of June 30, 2023, the SOFR-based rate plus margin was 6.37%, and the Company is required to pay a commitment fee calculated at a rate per annum of 0.15% on the average daily unused portion of the Revolving Credit Facility. Under the terms of the Revolving Credit Facility, the Company is subject to certain financial covenants and restrictions, including restrictions on our ability to pay dividends and limitations with respect to our indebtedness, liens, mergers and acquisitions, dispositions of assets, investments, capital expenditures and transactions with affiliates.

As of June 30, 2023, the Company was in compliance with the terms of the Revolving Credit Facility and had available debt capacity under the Revolving Credit Facility of $200,000. As of June 30, 2023 and December 31, 2022, there were no amounts outstanding under the Revolving Credit Facility.

Mortgage

In September 2016, the Company acquired real property and assumed future obligations under a loan agreement, dated June 8, 2015, in the principal amount of $23,000, which loan is secured by a mortgage on the property. The loan bears interest at the rate of 4.50% per annum and requires monthly interest only payments of $86 until June 2018 and interest and principal payments of $117 per month thereafter, with a balloon payment upon maturity on July 5, 2025. Pursuant to the loan agreement, since the assets of WWE Real Estate, a subsidiary of the Company, represent collateral for the underlying mortgage, these assets will not be available to satisfy debts and obligations due to any other creditors of the Company.

15. Concentration of Credit Risk

We continually monitor our position with, and the credit quality of, the financial institutions that are counterparties to our financial instruments. Our accounts receivable relates principally to a limited number of distributors, including WWE Network, television, and premium live event distributors, and licensees. We closely monitor the status of receivables with these customers and maintain allowances for anticipated losses as deemed appropriate. We believe credit risk with respect to accounts receivable is limited due to the generally high credit quality of the Company’s major customers. At June 30, 2023 our largest receivable balances from individual customers were 41% and 17% of our gross accounts receivable. At December 31, 2022, our largest receivable balance from an individual customer was 19% of our gross accounts receivable. No other customers individually exceeded 10% of our gross accounts receivable balance.

16. Income Taxes

As of June 30, 2023 and December 31, 2022, we had $38,414 and $45,619, respectively, of deferred income tax assets, net, included in our Consolidated Balance Sheets.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (“The Act”). The Act introduced new provisions including a 15% corporate alternative minimum tax for certain large corporations. The Company does not believe it will be subject to such tax in the near future. The Act also imposes a 1% excise tax on certain stock repurchases made by publicly traded companies after December 31, 2022. The total taxable value of shares repurchased will be reduced by the fair market value of any newly issued shares during the taxable year. While additional guidance has not been issued, we are currently evaluating the applicability and the effect of the new law to our future cash flows and, based on our preliminary assessment, we do not expect a material impact on our Consolidated Financial Statements.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is required to reduce the net deferred tax assets to the amount that is more likely than not to be realized in future periods. The Company believes that based on past performance, expected future taxable income and prudent and feasible tax planning strategies, it is more likely than not that the net deferred tax assets will be realized. Changes in these factors may cause us to increase our valuation allowance on deferred tax assets, which would impact our income tax expense in the period we determine that these factors have changed.

As of June 30, 2023, based on current facts and circumstances, management believes that it is more likely than not that the Company will not realize the benefit for a portion of its deferred tax assets associated with foreign tax credits. Accordingly, a partial valuation allowance of $5,427 and $6,813 has been recorded during the three and six months ended June 30, 2023. The Company will continue to assess the realizability of these deferred assets on a quarterly basis.

During the three and six months ended June 30, 2023, in connection with the Exchanges and the Unwind Agreements (as discussed above in Note 13, Convertible Debt), the Company recorded income tax expense of $5,491 primarily related to the cancellation of indebtedness taxable income that was generated by the timing of these transactions as well as the disallowed deduction associated with the loss on induced conversions that was recorded during the period.

17. Content Production Incentives

The Company has access to various governmental programs that are designed to promote content production within the United States of America and certain international jurisdictions. These programs primarily consist of nonrefundable tax credits issued by a jurisdiction on an annual basis for qualifying expenses incurred during the year in the production of certain entertainment content created in whole or in part within the jurisdiction.

During the three and six months ended June 30, 2023, the Company recorded content production incentives of $1,885 and $4,364 related to qualifying content production activities. These incentives are recorded as an offset to production expenses within Operating expenses on our Consolidated Statements of Operations. We did not record any content production incentives during the three and six months ended June 30, 2022.

18. Commitments and Contingencies

Our future commitments related to our operating and finance leases are separately disclosed in Note 8, Leases.

Legal Proceedings

On January 11, 2022, a complaint was filed against the Company by MLW Media LLC (“MLW”), captioned MLW Media LLC v. World Wrestling Entertainment, Inc., No. 5:22-cv-00179-EJD (N.D. Cal.) alleging that the Company supposedly interfered with MLW’s contractual relationship with Tubi, a streaming service owned by Fox Corp., and MLW’s prospective economic advantage with respect to its relationship with VICE TV, and supposedly engaged in unfair business practices in violation of the Sherman Antitrust Act and California law. Such supposedly unfair business practices are alleged to include cutting off competitors’ access to licensing opportunities, interfering with contracts, poaching talent, and eliminating price competition. On February 13, 2023, the court dismissed all MLW’s claims, allowing MLW leave to amend. On March 6, 2023, MLW filed its first amended complaint. On April 7, 2023, the Company moved to dismiss all claims asserted in the first amended complaint which was denied by the court on June 15, 2023. WWE’s answer to the amended complaint is due on August 14, 2023 and the court has lifted its stay on discovery. The Company believes that all claims in the lawsuit are without merit and intends to defend itself vigorously against them.

As previously disclosed, a Special Committee of independent members of the Company’s Board of Directors (the “Special Committee”) was formed to investigate alleged misconduct by the Company’s then-Chief Executive Officer, Vincent K. McMahon. Mr. McMahon initially resigned from all positions held with the

Company on July 22, 2022 but remains a stockholder with a controlling interest and, as of January 9, 2023, serves as Executive Chairman of the Board of Directors. Although the Special Committee investigation is complete, the Company has received, and may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas, demands and/or other claims and complaints arising from, related to, or in connection with these matters.

On January 13, 2023, two purported stockholders of the Company, Carol Casale and Chrystal Lavalle, filed a derivative complaint in the Delaware Court of Chancery entitled Carol Casale v. Vincent K. McMahon, No. 2023-0039-JTL, purportedly on behalf of the Company, against Mr. McMahon (the “Casale Action”). The plaintiffs alleged that Mr. McMahon breached his fiduciary duties by engaging in alleged misconduct (including the alleged misconduct investigated by the Special Committee), by purportedly failing to disclose that alleged misconduct to the Board of Directors and allegedly frustrating the Board’s investigation thereof, and by later re-appointing himself to the Board via written consent. The plaintiffs sought damages, declaratory relief, their costs and expenses, and other unspecified relief. On March 20, 2023, Mr. McMahon and the Company responded to the complaint in the Casale action. On March 6, 2023, another purported stockholder, Dennis Palkon, filed a derivative complaint in the Delaware Court of Chancery entitled Dennis Palkon v. World Wrestling Entertainment, Inc., No. 2023-0274-JTL, purportedly on behalf of the Company, against Mr. McMahon, Mr. Barrios, and Ms. Wilson (the “Palkon Action”). The plaintiff alleged that Mr. McMahon breached his fiduciary duties by engaging in misconduct (including the alleged misconduct investigated by the Special Committee) by failing to disclose that alleged misconduct to the Board of Directors and allegedly frustrating the Board’s investigation thereof, and by later re-appointing himself to the Board via written consent. The plaintiff alleged that Mr. Barrios and Ms. Wilson aided and abetted certain of Mr. McMahon’s purported breaches of fiduciary duty. The plaintiff sought damages, declaratory relief, his costs and expenses, and other unspecified relief. By stipulated order entered on May 3, 2023, the Casale Action and the Palkon Action were, among other things, consolidated together and dismissed with prejudice as to the named plaintiffs only on the ground of mootness. The court retained jurisdiction solely for purposes of adjudicating any application related to an award of attorneys’ fees and expenses for counsel for the plaintiffs.

Additional information with respect to this Note 18 may be found in Part II, Item 1, Legal Proceedings.

In addition to the foregoing, from time to time we become a party to other lawsuits and claims. By its nature, the outcome of litigation is not known, but the Company does not currently expect this ordinary course litigation to have a material adverse effect on our financial condition, results of operations or liquidity.

19. Stockholders’ Equity

Stock Repurchase Program

In February 2019, the Company’s Board of Directors authorized a stock repurchase program of up to $500,000 of our common stock. Repurchases may be made from time to time at management’s discretion subject to certain pre-approved parameters and in accordance with all applicable securities and other laws and regulations. The stock repurchase program does not obligate the Company to repurchase any minimum dollar amount or number of shares and may be modified, suspended or discontinued at any time. The Company suspended the stock repurchase program during the second quarter of 2022 and, as a result of the Transaction Agreement, currently has no plans to resume the program.

The Company did not repurchase any shares of common stock in the open market during the three and six months ended June 30, 2023. During the three months ended June 30, 2022, the Company repurchased 170,359 shares of common stock in the open market at an average price of $58.70 for an aggregate amount of $10,000. During the six months ended June 30, 2022, the Company repurchased 694,857 shares of common stock in the open market at an average price of $57.57 for an aggregate amount of $40,006. As of June 30, 2023, $210,924 of common stock remained under the original stock repurchase program authorization.

Controlling Stockholder Contributions

During the six months ended June 30, 2023, Controlling stockholder contributions in our Consolidated Statements of Stockholders’ Equity include cash capital contributions of $17,405 from our controlling stockholder. During the three and six months ended June 30, 2023 and 2022, Controlling stockholder contributions in our Consolidated Statements of Stockholders’ Equity also include non-cash capital contributions of $1,650 and $0, and $9,983 and $2,700, respectively, from our controlling stockholder. These cash and non-cash capital contributions represent amounts paid personally by Mr. McMahon, our controlling stockholder, to the Company and certain counterparties. See Note 20, Related Party Transactions, for additional information.

20. Related Party Transactions

Vincent K. McMahon, who serves as Executive Chairman of the Company’s Board of Directors, controls a substantial majority of the voting power of the issued and outstanding shares of our common stock (“Mr. McMahon”). Through the beneficial ownership of a substantial majority of our Class B common stock, Mr. McMahon can effectively exercise control over our affairs.

During the six months ended June 30, 2023 and 2022, Mr. McMahon made payments of $8,333 and $2,200, respectively, associated with certain payments that Mr. McMahon agreed to make during the period of 2006 through 2022 (including amounts paid and payable in the future) to certain counterparties. These payments are considered non-cash capital contributions and are included as a component of Controlling stockholder contributions on our Consolidated Statements of Stockholders’ Equity. As of June 30, 2023 and December 31, 2022, total liabilities of $3,492 and $11,825, respectively, were included on our Consolidated Balance Sheets related to the future payments owed under these agreements by Mr. McMahon.

Additionally, during the six months ended June 30, 2023, Mr. McMahon made a payment of $17,405 to reimburse the Company for the costs that have been incurred and paid by the Company, through January 31, 2023, in connection with and/or arising from the investigation conducted by a Special Committee of the Company’s Board of Directors, related revisions to the Company’s financial statements and other matters. Mr. McMahon has agreed to review in good faith and reimburse the Company for additional costs incurred by the Company subsequent to January 31, 2023 (or that have been incurred by the Company and not yet paid as of January 31, 2023), in connection with and/or arising from the same matters.

During the six months ended June 30, 2023, the Company incurred $2,650 of expenses paid or payable by Mr. McMahon for plaintiffs’ attorneys’ fees in connection with a shareholder lawsuit that was mooted. Other shareholder litigation remains ongoing as described in Note 18, Commitments and Contingencies.

8,400,000 Shares

TKO Group Holdings, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

Morgan Stanley

MUFG

November                 , 2023